Form 10-K405, Exhibit 13
period 1995-12-31
COMMERCIAL NATIONAL FINANCIAL CORP /MI
filed 1996-03-25
CIK 828535

                                   EXHIBIT 13

         INCORPORATED PORTIONS FROM 1995 ANNUAL REPORT TO SHAREHOLDERS

MANAGEMENT'S REVIEW AND ANALYSIS

This financial review should be read in conjunction with the consolidated financial statements and accompanying notes.

INTRODUCTION

The information in this financial review explains certain significant financial matters over the past several years. The financial information included in this annual report frequently compares current amounts to historical amounts. Financial information is presented on a consolidated basis including the subsidiary, Commercial Bank (Bank), and the parent company, Commercial National Financial Corporation (Commercial National, also herein referred to as the consolidated entity). All per share information has been restated to reflect the 5% stock dividends in 1995, 1994 and 1993.

BUSINESS OF COMMERCIAL NATIONAL

Commercial National is a one-bank holding company which conducts no direct business activities. All business activities are performed by the Bank.

The Bank provides a full range of banking services to individuals, agricultural businesses, commercial businesses and light industries located in its service area. It maintains a diversified loan portfolio, including loans to individuals for home mortgages, automobiles and personal expenditures, and loans to business enterprises for current operations and expansion. The Bank offers a variety of deposit vehicles, including checking, savings, money market, individual retirement accounts and certificates of deposit.

The principal source of revenue for Commercial National and the Bank is interest and fees on loans. The Bank's results of operations depend primarily on the level of its net interest income and other operating income and its operating expenses. Net interest income depends upon the volume of interest-earning assets and interest-bearing liabilities and the interest rate earned or paid on them, respectively. The Bank's results of operations are also significantly affected by general economic and competitive conditions, particularly changes in market interest rates, and actions of regulatory authorities. On a consolidated basis, interest and fees on loans accounted for 78.1% of Commercial National's total income (comprised of interest income and other income) in 1995, 75.5% in 1994, and 74.7% in 1993. Interest on investment securities accounted for 13.9% of Commercial National's total revenues in 1995, 16.1% in 1994, and 15.6% in 1993.

The principal markets for the Bank's financial services are the Michigan communities in which the Bank is located and the areas immediately surrounding these communities. Commercial National and the Bank serve these markets through nine offices located in and near these communities.

Commercial National and the Bank employ approximately 91 persons on a full-time equivalent basis.

ANALYSIS OF 1995 TO 1994


EARNINGS PERFORMANCE

Commercial National reported net income of $1,668,000 in 1995, an increase of $136,000, or 8.9%, over 1994 net income of $1,532,000. Return on average shareholders' equity for 1995 was 11.7% compared to 11.8% for 1994. The 1995 return on average assets was 1.15% compared to 1.07% for 1994.

NET INTEREST INCOME

Net interest income is the difference between interest earned on earning assets and interest paid on interest-bearing liabilities. Changes in the mix and volume of assets and liabilities, and the yields and rates earned or paid, have a major impact on earnings. The level of net interest income achieved is also influenced by market rates of interest, the financial strength of loan customers and the federal government's monetary policies. Interest income represented 94.6% of total income in 1995 and 93.5% in 1994.

For the year ended December 31, 1995, total interest income was $11,650,000, an increase of $1,316,000 from $10,334,000 for 1994. Total interest expense increased $896,000 from $3,884,000 in 1994 to $4,780,000 in 1995. As a result, net interest income increased $420,000 from $6,450,000 in 1994 to $6,870,000 in 1995.

On a fully taxable-equivalent basis (whereby tax-exempt income is adjusted to be comparable to income from taxable investments), total interest income increased by $1,372,000 or 12.8% from 1995 and 1994. The increase is due to a $2,263,000, or 1.7%, increase in average outstanding earning assets ($137,685,000 for 1995 and $135,422,000 for 1994) and an 11.0% increase in average interest rates from 7.92% in 1994 to 8.79% for 1995. The average interest rate for loans increased from 8.64% in 1994 to 9.37% in 1995. The increase in the average interest rate for loans is directly resultant of the increase in the prime rate charged by the Bank (the majority of the Bank's loan portfolio rates are tied to the prime rate) in the second half of 1994. The Bank's prime rate increased in early 1995 to 9%, but fell nominally in late 1995 to 8.5%. This rate increase was supplemented by total loan growth of $9,244,000, or 9.2%, which primarily consisted of growth in the nonfarm nonresidential real estate and commercial and industrial portions of the portfolio. Average interest rates for investment securities increased from 6.37% in 1994 to 7.20% in 1995, largely due to the purchase of higher-rate investments as lower rate investments matured and were replaced. The effect of this rate increase was more than offset by the effect of reduced average outstanding balances, resulting in a nominal decrease in interest income on investment securities. The average balance outstanding for short-term investments increased by 3.5% from $5,271,000 in 1994 to $5,457,000 in 1995.
The average interest rate for short-term investments also increased from 4.02% in 1994 to 5.88% in 1995 as a result of the increase in rates paid for federal funds sold in 1995 over 1994.

Interest on deposits increased as a result of changes in deposit mix and greater reliance on higher priced time deposits to fund loan growth. The average outstanding balance of time certificates of deposits and the year-end balance of time certificates of deposits increased $4,933,000, or 10.7%, and $8,236,000 or 17.5%, respectively. Additionally, the rates paid on these deposits increased as well from 4.52% in 1994 to 5.46% in 1995. The increase in time certificates of deposit corresponds to the general increase in market rates in 1995 for these deposits as well as the introduction of the Bank's higher-yielding "Evergreen" certificate of deposit program. Interest rates paid on interest-bearing demand deposits and savings accounts also increased from 2.54% in 1994 to 2.77% in 1995. Consistent with other financial institutions, the Bank was forced to increase the rates offered on deposit products as increased yields on other investment vehicles drew customer funds away from the Bank.

The Bank is unable to predict the impact on future earnings as a result of the higher rates paid on time deposits due to uncertainties regarding economic conditions in 1996 and beyond. While the Bank expects rates paid on interest-bearing demand deposits, savings accounts and time certificates of deposit issued in 1996 will fall, earnings could be negatively impacted if interest rates on interest-earning assets fall significantly. This situation could occur if the prime rate charged by the Bank falls significantly due to changes in market interest rates. The Bank would be negatively impacted as a large portion of its loan portfolio consists of adjustable rate loans which fluctuate with changes in the prime rate.

As discussed in the Asset/Liability Management section of this financial review, the Bank attempts to manage the structure (i.e., categories and maturities) of the balance sheet to minimize the effects of interest rate fluctuations. The Bank's net interest margin (net interest income divided by total earning assets) increased from 5.05% in 1994 to 5.31% in 1995 and the interest spread (average rate earned minus average rate paid) increased from 4.56% in 1994 to 4.69% in 1995. While it is difficult to predict 1996 interest rates, especially in light of the continuing federal budget battle and forthcoming federal election, it is anticipated that rates will decrease through most of the year.

PROVISION AND ALLOWANCE FOR LOAN LOSSES

The provision for loan losses reflects management's judgment of the cost associated with the credit risk inherent in the loan portfolio. The provision is determined through management's assessment of the quality of the loan portfolio, current as well as future economic factors, and the volume of loans outstanding. Provision amounts from year-to-year are also affected by the level of net charge offs and management's perception of the adequacy of the allowance for loan losses. The provision for loan losses for 1995 was $250,000, an increase of $20,000 over the 1994 provision of $230,000. Net charge offs increased slightly in 1995 to $91,000 from $90,000 in 1994. The lack of a significant change in net charge offs is a result of the seasoning of the Bank's portfolio. However, due to the substantial loan growth in 1995, future charge-off activity could increase.

At December 31, 1995, the allowance for loan losses amounted to $1,669,000 or 1.53% of total loans outstanding, compared to $1,510,000 or 1.51% of total loans at December 31, 1994. The allowance is maintained in consideration of the perceived credit risk in the loan portfolio. Management's determination of the adequacy of the allowance for loan losses is based upon a continuing review of the loan portfolio which includes past loan loss experience, current economic conditions, loan volume, composition of the loan portfolio and additional factors. The $159,000 increase in the allowance for loan losses from 1994 to 1995 (compared to a $140,000 increase from 1993 to 1994) is primarily attributable to loan growth.

Non-accrual, past due and restructured loans decreased by $405,000, or 62.9%, from $644,000 to $239,000 at December 31, 1994 and 1995, respectively. Generally, the accrual of interest income on a loan is suspended when the loan becomes 90 days past due, unless the loan is fully secured and is in the process of collection. A restructured loan is generally one that is accruing interest, but on which concessions in terms have been granted as a result of deterioration in the financial condition of the borrower. The allowance for loan losses at December 31, 1995, represented 698.3% of total non-accrual, past due and restructured loans, compared to 234.5% at December 31, 1994. The increase in the ratio of the allowance to total non-accrual, past due and restructured loans is due to a decrease in restructured loans offset by a $146,000 increase in non-accrual and past due loans. Management believes that the allowance for loan losses is adequate at December 31, 1995 based upon its analysis of future loss potential. The Bank's policy is to maintain an allowance sufficient to cover expected losses based on its analysis of the loan portfolio and at a level comparable to the Bank's peer group considering historical net charge offs for the Bank and the industry as a whole. However, the Bank does expect the level of net charge offs to increase in the future as a result of planned loan growth and changes in the loan mix within the portfolio.

At December 31, 1995, the Bank had no significant concentrations of loans to any group of borrowers engaged in similar activities that would be impacted by economic or other conditions.

OTHER INCOME

Other income primarily consists of fees for services performed on a noninterest income basis. Income related to service charges on deposit accounts consists of fees for demand deposit accounts, overdraft and non-sufficient fund charges, and automatic teller machine transactions. Total income from service charges on deposit accounts was $213,000 for 1995 compared to $302,000 for 1994. The decrease from 1994 is primarily due to the elimination of the Bank's per item overdraft fee.

The remaining category of other income is derived from services that include fees for mortgage servicing and processing, mortgage fee income from new and refinanced loans sold, safe deposit box rentals, travelers check sales and other miscellaneous categories. Other income was $452,000 for 1995, a $36,000, or 8.65%, increase from the 1994 level of $416,000. The net increase was primarily comprised of three items, $74,000 of interest received upon amendment of prior year tax returns, a $28,000 increase in merchant charge card fees due to the offering of debit card services to Bank deposit customers, offset by a $61,000 decrease in income generated from the sale of single family residential mortgages in the secondary market. This decrease was expected as purchase and refinancing activity remained low due to higher long-term interest rates.

Due to the variety of income sources included in other income, fluctuations in the level of income will occur from year to year. No other individual component of this category is significant during 1995 or 1994.

OTHER EXPENSES

Salaries increased $101,000, or 5.1%, due largely to the opening of two supermarket branches and general wage increases during 1995. Employee benefits decreased by $106,000, or 17.5%, primarily due to the payment of a final settlement amount to a former employee in 1994.

The FDIC assessment, which is based on outstanding deposits, decreased $141,000, or 48.5%, from $291,000 in 1994 to $150,000 in 1995. The decrease was due to the Bank Insurance Fund (BIF Fund) of the FDIC meeting the legally mandated reserve level in the second quarter of 1995 and the resultant decrease in deposit premiums from $.23 to $.04 per $100 of deposits effective June 1, 1995 (the rate was reduced to zero effective January 1, 1996, subject to a $2,000 per bank minimum). The current rate, which is the lowest rate presently available to any bank, is available because the Bank is classified as "well capitalized" by the FDIC. Of the total $141,000 assessment paid in 1995, $116,000 was paid into the BIF Fund and $34,000 was paid into the FDIC Savings Association Insurance Fund (SAIF Fund), relating the Bank's 1992 acquisition of the Greenville savings and loan branch. Assessment rates relating to the SAIF Fund remained at $.23 per $100 of deposits, but are expected to decrease, the extent to which is uncertain at this time, when the Thrift Charter Convergence Act of 1995 is enacted into law. As part of the Thrift

Charter Convergence Act, as currently proposed, the Bank will be required to pay a one-time recapitalization fee of approximately $90,000. The Act is expected to be enacted into law as part of the federal budget process in 1996.

Furniture and equipment expense and printing and supplies increased in 1995 primarily due to the opening of the two supermarket branches. Of the $208,000 increase in "Other expenses - other" for 1995 compared to 1994, $47,000 was incurred for increased advertising and $43,000 related to the write-off of a receivable for the reimbursement of costs incurred for environmental remediation on property foreclosed on and disposed of in prior years. The remaining difference is attributable to a number of items which are not individually significant.

INCOME TAXES

The effective federal income tax rate for 1995 was 22.7% which is comparable to the 23.9% effective rate for 1994. The $10,000 increase in federal income taxes for 1995 is attributable to increased pre-tax earnings offset by increased tax-exempt interest income.

EARNING ASSETS

At December 31, 1995, earning assets were $141,995,000 compared to $133,844,000 at December 31, 1994. Increases were realized in the loan and investment portfolios of $9,244,000 and $607,000, respectively, while federal funds sold decreased by $1,700,000. Federal funds sold levels vary day to day based upon short-term funding needs.

The net increase in loans outstanding is due to a combination of increases and decreases in the individual loan categories. Real estate loans secured by nonfarm nonresidential properties increased $7,911,000 and commercial and industrial loans increased $3,146,000. Real estate loans secured by farmland, multi-family residential properties and construction and land development declined by $3,457,000 as a result of the change in the Bank's customer base. Consumer loans increased $1,404,000 primarily due to increased financing needs relating to improved automobile sales.

Overall, average earning assets for 1995 were $137,685,000 compared to $135,422,000 for 1994. Average loans increased by $6,257,000 from $97,918,000 in 1994 to $104,175,000 in 1995 for the reasons discussed above relating to year-end balances. Average investment securities decreased $4,180,000 as a result of the need to fund loan growth as discussed above, and the increased average federal funds sold of $186,000.

INTEREST-BEARING LIABILITIES

Interest bearing liabilities include interest-bearing deposits and short-term borrowings (securities sold under repurchase agreements and demand notes issued to the U.S. Treasury). Interest-bearing deposits include regular savings, NOW accounts, money market checking and certificates of deposit. Interest-bearing deposit accounts are primarily used as funding sources for loans and investment securities.

At December 31, 1995, interest-bearing liabilities totaled $119,565,000, a $6,375,000, or 5.6%, increase from the $113,190,000 balance at December 31, 1994. Average interest-bearing liabilities for 1995 totaled $116,530,000, a $1,000,000, or 0.9%, increase compared to the 1994 average amount of $115,530,000. The increase in year-end interest-bearing liabilities is the result of increased borrowings under agreements to repurchase securities sold of $2,576,000 or 94.4% and interest-bearing deposits of $3,887,000 or 3.5%. These fluctuations are a direct result of the need to fund loan growth as part of the Bank's growth plan. Average interest-bearing demand and savings accounts decreased $8,127,000, or 12.0%, from $67,490,000 in 1994 to $59,363,000 in 1995. Average balances of time certificates of deposit increased $4,993,000, or 10.7%, from $46,583,000 in 1994 to $51,576,000 in 1995 and average short-term borrowings increased $4,134,000, or 283.7%, from $1,457,000 to $5,591,000. In an effort to provide funding for increased loan demand and to offset the loss of core deposits, the Bank offered higher rates on time certificates of deposit and increased short-term borrowings. This, in turn, caused some internal shifting from lower to higher earning accounts.

ASSET/LIABILITY MANAGEMENT

The goal of the asset/liability management process is to manage the structure of the balance sheet to provide the maximum level of net interest income while maintaining predetermined parameters of liquidity and risk and to minimize the effects of interest rate fluctuations. The responsibility for this process rests with the Asset and Liability Committee. The Committee meets monthly to monitor investments, funding sources and overall interest sensitivity and risk.

Liquidity management involves proper planning to meet anticipated funding needs at reasonable costs and to assess the potential loss of funding sources. The Committee considers the marketability of assets, the sources of stable funding and the level of unfunded commitments. The primary liquidity goal is to meet the cash flow requirements of deposit customers and the loan requests of the local community. At December 31, 1995, Commercial National's net liquidity ratio was 25.4% compared to 28.3% at December 31, 1994. The liquidity ratio is the relationship of net liquid assets to total deposits and other borrowed funds. Net liquid assets are comprised of investment securities that are not pledged, federal funds sold, commercial paper and cash and due from banks less the Federal Reserve requirement. Included as internal sources of funds are all deposit accounts, the note option program of the U.S. Treasury and securities sold under repurchase agreements. An additional source of liquidity has been established through previously authorized federal funds borrowing agreements with two correspondent banks. The federal funds borrowing source has not been utilized during the current or previous five years.

While Commercial National's portfolio of investment securities would be accessible in the event of a significant unexpected demand for funds, it is management's opinion that Commercial National has the ability to hold all investment securities until maturity and there is no intent to otherwise dispose of any securities in the foreseeable future. Commercial National follows SFAS No. 115, Accounting for Certain Investments In Debt and Equity Securities. Under this statement, Commercial National can identify, at date of purchase, securities as "available-for-sale." Such securities may be sold in the future to meet Commercial National's investment objectives of quality, liquidity and yield and to avoid significant market value deterioration. Net unrealized gains and losses on available-for-sale securities are reported in a separate component of shareholders' equity, net of tax. There were no securities identified as available-for-sale at December 31, 1995 and there were no sales of securities during the year. At December 31, 1995, gross unrealized gains and losses on held-to-maturity securities were $452,000 and $121,000, respectively.

The Asset and Liability Committee reviews the maturity schedules of all earning asset and interest bearing liability portfolios on a monthly basis. It is management's goal to limit interest rate risk through the matching of maturities or the repricing of assets and liabilities. The matching of earning asset maturities to interest-bearing liabilities considers time frames from one day through the final maturity date of each portfolio. The matching process defined above is used to direct certain sources of funds into specific uses, over similar maturity distributions.

The table below illustrates Commercial National's static gap position as of December 31, 1995. Although the static gap sensitivity varies from time frame to time frame, management has the ability to adjust rates on deposit accounts in an effort to achieve a neutral interest sensitivity position within the intermediate term.

                                             0-30          31-90         91-365            Over 1         Total
                                             days           days           days              year

                                                                        (In thousands of dollars)
Loans (1)                             $    41,888    $     2,505    $    23,446        $   41,440    $  109,279
Investment securities (2)                       -          2,000          7,599            20,267        29,886
Federal funds sold and
other investments (3)                       2,850              -              -                 -         2,850
                                      -----------    -----------    -----------        ----------    ----------
Total interest - earning assets            44,738          4,505         31,045            61,707       141,995

Savings and time deposits and
other interest-bearing
liabilities (4)                            71,373          7,790         18,185            16,351       113,699
                                      -----------    -----------    -----------        ----------    ----------
Asset (liability) gap                 $  (26,635)    $   (3,285)    $    12,860        $   45,356    $   28,296
                                      ===========    ===========    ===========        ==========    ==========
Cumulative gap                        $  (26,635)    $  (29,920)    $  (17,060)        $   28,296    $   28,296
Cumulative gap as a percentage of:
Earning assets                           (18.76%)       (21.07%)       (12.01%)            19.93%        19.93%
Total assets                             (17.63%)       (19.80%)       (11.29%)            18.73%        18.73%
                                      ===========    ===========    ===========        ==========    ==========


(1) Fixed rate loans are considered to be repriced after time periods determined by statistical analysis of the Bank's repayment history by loan category.
(2) Investment securities, which are all fixed rate securities, are considered repriced only at maturity.
(3) Federal funds sold and other investments include daily overnight sales of excess cash balances at correspondent banks, federal funds sold on a term basis with a guaranteed rate and certificates of deposits purchased at correspondent banks.
(4)  Savings and time deposits and other interest-bearing liabilities include
     (a) savings deposits, Super NOW accounts and money market accounts, which are fluctuating interest accounts, (b) time certificates and repurchase agreements, which include fixed rate instruments repriced at maturity and instruments that are rate adjustable by the customer, (c) Michigan Agricultural Certificates of Deposit, deposits by the state of Michigan intended to assist the local agricultural community, which are noninterest-bearing and are either renewed or repaid at maturity, and (d) demand notes to the U.S. Treasury placed with the Bank under the treasury tax and loan note option program, which are paid a variable interest rate.

The primary cash requirement of Commercial National is for the payment of dividends to shareholders. Dividends are paid upstream by the Bank, when declared, and are dependent upon the level of net income performance and federal and state banking laws (Note 15).

CAPITAL MANAGEMENT

Management believes that a strong capital position is paramount to its continued profitability and continued depositor and investor confidence. It also enables Commercial National flexibility to take advantage of expansion opportunities and to accommodate larger commercial loan customers. Regulators have established "risk based" capital guidelines for banks and bank holding companies. Under the guidelines, minimum capital levels are based on the perceived risk in asset categories and certain off-balance-sheet items, such as loan commitments and standby letters of credit. The guidelines define Tier 1 capital and Tier 2 capital. Tier 1 capital includes common shareholders' equity and qualifying preferred equity, less goodwill. Tier 2 capital includes the allowance for loan losses, subordinated and other qualifying long-term debt, and preferred stock not qualifying for Tier 1 capital. Tier 2 capital may not exceed Tier 1 capital. As of December 31, 1995, banks and bank holding companies are required to have ratios of Tier 1 capital to risk weighted assets of 4% and total capital (Tier 1 plus Tier 2) of 8%. At December 31, 1995, Commercial National had capital ratios well above regulatory guidelines.

The following table compares Commercial National's capital ratios at December 31, 1995 with regulatory capital guidelines:



(Dollars in thousands)                                      Tier 1                  Tier 1        Total risk-based
                                                        capital to              capital to              capital to
                                                      total assets    risk-weighted assets    risk-weighted assets
Capital balances, December 31, 1995                     $   13,843                $ 13,843                $ 15,161
Average assets and total risk-
  weighted assets, December 31, 1995                    $  146,874                $106,131                $106,131
Capital ratios, December 31, 1995                            9.43%                  13.04%                  14.29%
Regulatory capital ratios,
December 31, 1995                                            3.00%                   4.00%                   8.00%
Minimum well capitalized                                     4.00%                   5.00%                  10.00%
                                                        ==========                ========                ========

Commercial National offers to its shareholders a dividend reinvestment plan which allows for shares to be purchased at 95% of the current market value from dividends earned. At December 31, 1995, approximately 31% of the current shares outstanding and 50% of Commercial National shareholders were enrolled in the dividend reinvestment plan.

Total cash dividends, when adjusted for a 5% stock dividend paid in November of 1995, were $1.02 per share for 1995 compared to $.92 for 1994. This represents an increase of 10.9% over the 1994 dividend level. The book value per share, at December 31, 1995, when adjusted for the 5% stock dividend paid in November 1995 increased to $17.97 from $16.85 at December 31, 1994, representing a 6.6% increase.

ANALYSIS OF 1994 TO 1993

EARNINGS PERFORMANCE

Commercial National reported net income of $1,532,000 in 1994, an increase of $117,000, or 8.3%, over 1993 net income of $1,415,000. Return on average shareholders' equity for 1994 was 11.8% compared to 12.6% for 1993. The 1994 return on average assets was 1.07% compared to 1.00% for 1993.

NET INTEREST INCOME

For the year ended December 31, 1994, total interest income was $10,334,000, an increase of $61,000 from $10,273,000 for 1993. A decrease of $416,000 in total interest expense from $4,300,000 in 1993 to $3,884,000 in 1994, significantly contributed to the $477,000 improvement in net interest income from $5,973,000 in 1993 to $6,450,000 for 1994.

On a fully taxable-equivalent basis, total interest income increased by $67,000 from 1993 to 1994. This increase was nominal due to average outstanding earning assets ($135,422,000 for 1994 and $134,837,000 for 1993) and average interest rates (7.92% for 1994 and 7.90% for 1993) being fairly comparable for both years. While average interest rates were comparable in total, the average interest rate for loans increased from 8.44% in 1993 to 8.64% in 1994 due to the general upward trend in market interest rates throughout 1994. This rate increase was largely offset by a reduction in the average interest rate for investment securities, from 7.32% in 1993 to 6.37% in 1994, largely due to the continued maturity of older, higher-rate investments. Maturing investments were replaced with others offering an overall lower yield.

The primary reason for the increase in net interest income relates to a $416,000, or 9.7%, decrease in interest expense. Of the $416,000 decrease, $94,000 resulted from a 1.7% reduction in average deposit and short-term borrowing levels, and $322,000 resulted from a reduction in the average interest rate paid on deposits and short-term borrowings from 3.66% in 1993 to 3.36% in 1994. The interest rate decrease included a reduction in the rate paid on interest-bearing demand deposits and savings accounts, from 2.85% in 1993 to 2.54% in 1994, and a reduction in the rate paid on time certificates of deposit from 4.80% in 1993 to 4.52% in 1994. Consistent with other financial institutions, the Bank benefited from lower rates paid on savings accounts throughout 1994 without significant market pressures to increase these rates until late 1994 and early 1995. The Bank also benefited from the maturity of older higher-rate certificates of deposit which were replaced with others offering a lower rate. Market pressures to increase rates paid on time certificates of deposit did not occur until late 1994 and early 1995.

While market interest rates increased dramatically in 1994 as demonstrated by the increase in the prime rate from 6.0% at December 31, 1993 to 8.5% at December 31, 1994, the Bank's net interest margin increased from 4.71% in 1993 to 5.05% in 1994 and the interest spread increased from 4.24% in 1993 to 4.56% in 1994.

PROVISION AND ALLOWANCE FOR LOAN LOSSES

The provision for loan losses for 1994 was $230,000, an increase of $125,000 over the 1993 provision of $105,000. While the Bank experienced net recoveries of $12,000 in 1993, net charge offs in 1994 amounted to $90,000, a change of $102,000. This change was largely attributable to two credits, amounting to $148,000, charged off in 1994. The 1994 net charge off position compared to 1993, combined with the overall increase in the allowance for loan losses as a percent of outstanding loans, as discussed below, required the $125,000 increase in the 1994 provision.

At December 31, 1994, the allowance for loan losses amounted to $1,510,000 or 1.51% of total loans outstanding, compared to $1,370,000 or 1.34% of total loans at December 31, 1993. As indicated above, the $140,000 increase in the allowance for loan losses from 1993 to 1994 (compared to a $117,000 increase from 1992 to 1993) is attributable to the current year provision of $230,000, offset by net charge offs of $90,000. The allowance for loan losses at December 31, 1994, represented 234.5% of total non-accrual, past due and
restructured loans, compared to 198.9% at December 31, 1993.   While the level
of non-accrual, past due and restructure loans decreased from the prior year, the allowance for loan losses was increased in 1994 to a level comparable to the Bank's peer group considering historical net charge offs for the Bank and the industry as a whole.

OTHER INCOME

Total income from service charges on deposit accounts was $302,000 for 1994 compared to $321,000 for 1993. The decrease from 1993 is primarily due to the reduction of the Bank's per item overdraft fee.

Other income - other was $416,000 for 1994, a $98,000, or 19.1%, reduction from the 1993 level of $514,000. Of this decrease, $79,000 relates to income generated from new and refinanced loans sold. This decrease was expected as long-term interest rates rose and mortgage refinancing activity subsided. The majority of refinanced loans are immediately sold in the secondary market; consequently, the related loan fees are recognized currently in income. Fees, gain on sale of loans and interest earned prior to sale declined $124,000, or 59.4%, from 1993. Mortgage servicing income, however, increased $45,000, or 48.5%, as a result of the full year effect of the servicing rights acquired from the significant refinancing activity in 1993. The total amount of loans serviced for secondary market investors amounted to $26,329,000 at December 31, 1994, an increase of $5,301,000, or 25.2%, over the $21,028,000 level at
December 31, 1993.

No other individual component of this category is significant during 1994 or 1993.

OTHER EXPENSES

Salaries and employee benefits, totaling $2,572,000 for 1994, remained consistent with the 1993 amount of $2,579,000, changing only slightly due to employee changes at different salary levels.

In addition to the above, beginning in 1994, salaries and wages relating to building maintenance employees were classified as "Salaries and wages" compared to the 1993 inclusion of these expenses in "Net occupancy expense." This amounted to $55,000 in 1993 and is the principal reason for the $50,000 decrease in net occupancy expense from 1993 to 1994.

The FDIC assessment increased 2.5% during 1994 compared to 1993 due to slight volume increases in deposits on the assessment dates. The rate paid by the Bank for FDIC premiums equaled $.23 per $100 of deposits during 1994 and 1993. Of the total $291,000 assessment paid in 1994, $256,000 was paid into the BIF Fund and $35,000 was paid into the SAIF Fund.

Of the $110,000 increase in "Other expenses - other" for 1994 compared to 1993, $88,000 was incurred for supplies, training and consulting services relating to the Bank's computer hardware and software conversion in late 1994.

INCOME TAXES

The effective federal income tax rate for 1994 was 23.9% which is comparable to the 23.3% effective rate for 1993. The $52,000 increase in federal income taxes for 1994 is attributable to increased pre-tax earnings.

EARNING ASSETS

At December 31, 1994, earning assets were $133,844,000 compared to $136,297,000 at December 31, 1993. Decreases were realized in the loan portfolio and federal funds sold of $1,972,000 and $500,000, respectively, while investment security levels were comparable for the two years. Federal funds sold levels vary day-to-day based upon short-term funding needs.

The net decrease in loans outstanding is due to a combination of increases and decreases in the individual loan categories. Commercial loans increased $8,585,000. Of this amount, $6,930,000 relates to the 1994 classification of commercial loans secured by real estate as commercial loans rather than real estate mortgage loans, as done in prior years. This loan type could previously only be processed on the Bank's mortgage loan computer software. The Bank's computer hardware and software conversion in late 1994 allowed the Bank to more easily maintain and account for loans by loan type. The remaining $1,655,000, or 3.1%, increase is due to normal loan demand.

After consideration of the $6,930,000 reclassification discussed above, real estate mortgage loans decreased $5,336,000, or 14.6%. This decrease is consistent with the $7,032,000, or 16.2%, decrease in real estate mortgage loans from 1992 to 1993. These decreases relate primarily to the significant residential real estate refinancings and associated competition for related fees. A large portion of these loans, previously carried as outstanding loans by the Bank, were refinanced and sold into the secondary market. The Bank continues to service many of these loans, resulting in increased servicing fees. As previously discussed, the total amount of loans serviced for secondary market investors at December 31, 1994 increased $5,301,000, or 25.2%, from the December 31, 1993 level.

Consumer loans increased $1,708,000, or 13.5%, primarily due to increased financing needs relating to improved automobile sales.

Overall, average earning assets for 1994 were $135,422,000 compared to $134,837,000 for 1993. Average loans decreased by $1,659,000 from $99,577,000 in 1993 to $97,918,000 in 1994 for the reasons discussed above relating to year-end balances. Average investment securities increased $4,747,000, absorbing the reduced overall Bank-owned loan demand, as discussed above, and the reduced average federal funds borrowings of $2,503,000.

INTEREST-BEARING LIABILITIES

At December 31, 1994, interest-bearing liabilities totaled $113,190,000, a $4,610,000, or 3.9%, decrease from the $117,800,000 balance at December 31, 1993. Average interest-bearing liabilities for 1994 totaled $115,530,000, a $1,969,000, or 1.7%, decrease compared to the 1993 average amount of $117,499,000. These fluctuations are not significant considering the fluctuation in rates paid on deposits during the two years. With the decrease in rates paid on deposits during the past few years, banks have faced an increased challenge in maintaining deposits in all classifications, including demand, savings and time. Average interest-bearing demand and savings accounts were comparable in 1994 and 1993, at $67,490,000 and $67,252,000, respectively. Average balances of time certificates of deposit decreased from

$48,709,000 in 1993 to $46,583,000 in 1994 as higher rate certificates matured and customers deferred renewing at lower rates. Balances increased toward the end of 1994, ending at $47,184,000, a slight increase over year-end 1993 balance of $46,557,000.

While the level of short-term borrowings fluctuate throughout the year, average 1994 balances of $1,457,000 were comparable to 1993 average balances of $1,538,000. The balance of repurchase agreements at December 31, 1994 is up significantly over year-end 1993 due to a new daily investment program by a Bank customer whereby balances have been averaging $2,500,000.

SELECTED FINANCIAL DATA
(IN THOUSANDS, EXCEPT FOR SHARE DATA)


                                    1995            1994          1993          1992          1991
                                    ----            ----          ----          ----          ----

Summary of earnings
  Interest income                 $   11,650    $   10,334    $   10,273    $   10,453    $   11,205
  Interest expense                     4,780         3,884         4,300         4,691         5,853
                                  ----------    ----------    ----------    ----------    ----------
  Net interest income                  6,870         6,450         5,973         5,762         5,352
  Provision for loan losses              250           230           105           170           205
  Other income                           665           718           836           730           613
  Other expenses                       5,126         4,925         4,860         4,622         4,420
                                  ----------    ----------    ----------    ----------    ----------
  Income before federal income
  taxes                                2,159         2,013         1,844         1,700         1,340
  Federal income tax expense             491           481           429           397           310
                                  ----------    ----------    ----------    ----------    ----------
  Net income                      $    1,668    $    1,532    $    1,415    $    1,303    $    1,030
                                  ==========    ==========    ==========    ==========    ==========
  Net income per share (1)             $2.06         $1.94         $1.84         $1.74         $1.39
                                  ==========    ==========    ==========    ==========    ==========
Balance sheet data
  Total assets                    $  151,075    $  142,875    $  144,239    $  146,546    $  124,557
  Investment securities               29,866        29,259        29,240        27,433        24,747
  Loans, net                         107,611        98,525       100,637        97,440        83,689
  Deposits                           129,701       125,090       129,259       127,689       105,443
  Shareholders' equity                14,643        13,458        12,282        10,962        10,169
Dividends per share (1)                $1.02          $.92          $.92          $.87          $.83
Average shares outstanding (1)       808,032       787,676       769,298       746,933       739,507

(1)  As adjusted to reflect the 5% stock dividends paid each year.

                          Independent Auditors' Report



To the Board of Directors and Shareholders
Commercial National Financial Corporation
Ithaca, Michigan

We have audited the accompanying consolidated balance sheets of Commercial National Financial Corporation and subsidiary as of December 31, 1995 and 1994, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1995. These consolidated financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Commercial National Financial Corporation and subsidiary at December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.




January 17, 1996

                  COMMERCIAL NATIONAL FINANCIAL CORPORATION
                                AND SUBSIDIARY


                          CONSOLIDATED BALANCE SHEETS
                  =========================================


                                                                              December 31,
                                                               ----------------------------------
                          ASSETS                                        1995               1994
                                                                        ----               ----
Cash and cash equivalents:
  Cash and due from banks (Note 2)                             $     5,725,357    $     5,548,701
  Federal funds sold                                                 2,850,000          4,550,000
                                                               ---------------    ---------------
            Total cash and cash equivalents                          8,575,357         10,098,701
                                                               ---------------    ---------------
  Investment securities (Note 3):
  Held-to-maturity (estimated market value of $29,761,363
  and $29,500,099)                                                  29,429,704         29,258,601
  Other (estimated market value of $436,500)                           436,500                  -
                                                               ---------------    ---------------
            Total investment securities                             29,866,204         29,258,601
                                                               ---------------    ---------------
Loans (Notes 4 and 5):
  Commercial and agricultural                                       68,703,505         61,457,575
  Real estate mortgage                                              25,535,384         24,223,111
  Consumer and other                                                15,040,187         14,354,506
                                                               ---------------    ---------------
            Total loans                                            109,279,076        100,035,192
  Allowance for loan losses                                         (1,668,555)        (1,509,800)
                                                               ---------------    ---------------
            Net loans                                              107,610,521         98,525,392
Property and equipment, net (Note 6)                                 3,327,967          2,516,359
Accrued interest and other assets (Note 12)                          1,694,524          2,475,453
                                                               ---------------    ---------------
                                                               $   151,074,573    $   142,874,506
                                                               ===============    ===============
           LIABILITIES AND SHAREHOLDERS' EQUITY
LIABILITIES:
  Deposits:
    Noninterest-bearing demand                                 $    16,001,930    $    15,278,150
    Interest-bearing demand                                         33,445,813         34,857,406
    Savings                                                         24,832,993         27,770,087
    Time (Note 8)                                                   55,420,543         47,184,483
                                                               ---------------    ---------------
            Total deposits                                         129,701,279        125,090,126
  Securities sold under repurchase agreements (Note 3)               5,305,435          2,729,043
  Demand notes issued to U.S. Treasury                                 559,991            649,121
  Accrued interest and other liabilities                               865,180            948,299
                                                               ---------------    ---------------
            TOTAL LIABILITIES                                     136,431,885        129,416,589
Commitments and contingent liabilities (Notes 7, 11 and 13)


SHAREHOLDERS' EQUITY (Notes 10 and 15):
  Common stock, $1.00 par value; 1,750,000 shares authorized,
    shares issued and outstanding 814,684 and 760,827                  814,684            760,827
  Surplus                                                           11,624,723         10,366,225
  Retained earnings                                                  2,203,281          2,330,865
                                                               ---------------    ---------------
            TOTAL SHAREHOLDERS' EQUITY                              14,642,688         13,457,917
                                                               ---------------    ---------------
                                                               $   151,074,573    $   142,874,506
                                                               ===============    ===============


          See accompanying notes to consolidated financial statements.

                  COMMERCIAL NATIONAL FINANCIAL CORPORATION
                                AND SUBSIDIARY

                      CONSOLIDATED STATEMENTS OF INCOME
                  =========================================




                                                         Year ended December 31,
                                             ----------------------------------------------
                                                  1995            1994             1993
                                             ------------     ------------     ------------
INTEREST INCOME:
  Interest and fees on loans                 $  9,612,355     $  8,342,142     $  8,302,675
  Interest on investment securities:
    U.S. Treasury securities                      617,436          440,707          233,690
    Obligations of other U.S. Government
      agencies and corporations                   513,838          810,141          955,953
    Obligations of states and political
      subdivisions - tax-exempt                   586,065          528,728          543,454
    Interest on federal funds sold                320,709          211,930          237,285
                                             ------------     ------------     ------------
            Total interest income              11,650,403       10,333,648       10,273,057
                                             ------------     ------------     ------------
INTEREST EXPENSE:
  Interest on deposits (Note 8)                 4,464,310        3,819,551        4,254,885
  Interest on short-term borrowings               316,245           64,361           45,237
                                             ------------     ------------     ------------
            Total interest expense              4,780,555        3,883,912        4,300,122
                                             ------------     ------------     ------------
  Net interest income                           6,869,848        6,449,736        5,972,935
PROVISION FOR LOAN LOSSES (Note 5)                250,000          230,000          105,000
                                             ------------     ------------     ------------
            Net interest income after
             provision for loan losses          6,619,848        6,219,736        5,867,935
                                             ------------     ------------     ------------
OTHER INCOME:
  Service charges on deposit accounts             212,759          302,688          321,846
  Other                                           451,917          415,688          514,466
                                             ------------     ------------     ------------
            Total other income                    664,676          718,376          836,312
                                             ------------     ------------     ------------


          See accompanying notes to consolidated financial statements.

                   COMMERCIAL NATIONAL FINANCIAL CORPORATION
                                AND SUBSIDIARY

                      CONSOLIDATED STATEMENTS OF INCOME

                                 (Continued)
                   =========================================



                                              Year ended December 31,
                                    -----------------------------------------
                                       1995          1994            1993
                                    -----------   -----------    ------------
OTHER EXPENSES:
  Salaries and wages                $ 2,067,142   $ 1,965,966    $  1,955,187
  Employee benefits (Note 11)           499,733       606,347         624,179
  Net occupancy expense                 282,869       265,710         315,577
  Furniture and equipment expense       400,633       333,689         325,520
  FDIC assessment                       149,509       290,777         283,607
  Printing and supplies                 220,543       165,415         168,447
  Other                               1,505,271     1,297,215       1,187,509
                                    -----------   -----------    ------------
             Total other expenses     5,125,700     4,925,119       4,860,026
                                    -----------   -----------    ------------
             Income before federal
               income taxes           2,158,824     2,012,993       1,844,221

FEDERAL INCOME TAXES (Note 12)          491,000       481,000         429,000
                                    -----------   -----------    ------------
NET INCOME                          $ 1,667,824   $ 1,531,993    $  1,415,221
                                    ===========   ===========    ============
PER SHARE INFORMATION:
  Net income                        $      2.06   $      1.94    $       1.84
                                    ===========   ===========    ============
  Dividends                         $      1.02   $       .92    $        .87
                                    ============  ===========    ============


          See accompanying notes to consolidated financial statements.

                   COMMERCIAL NATIONAL FINANCIAL CORPORATION
                                AND SUBSIDIARY

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                ===============================================



                                          Common                            Retained       Securities
                                          stock            Surplus          earnings       valuation       Total
                                         ----------     ------------      ------------     ----------   ------------

BALANCE at January 1, 1993               $  640,209     $  7,819,286     $  2,502,861      $       -   $ 10,962,356

Net income                                        -                -        1,415,221              -      1,415,221
Cash dividends, $.87 per share                    -                -         (667,990)             -       (667,990)
Stock issued in payment of 5% stock
  dividend                                   33,053          776,815         (814,838)             -         (4,970)
Stock issued under dividend
  reinvestment program                        9,230          191,810                -              -        201,040
Stock issued under stock option plans        22,418          333,292                -              -        355,710
Repurchase of 899 shares                       (899)         (20,003)               -              -        (20,902)
Change in securities valuation                    -                -                -         41,159         41,159
                                         ----------     ------------      ------------     ---------   ------------
BALANCE at December 31, 1993                704,011        9,101,200        2,435,254         41,159     12,281,624
Net income                                        -                -        1,531,993              -      1,531,993
Cash dividends, $.92 per share                    -                -         (726,406)             -       (726,406)
Stock issued in payment of 5% stock
  dividend                                   35,986          870,511         (909,976)             -         (3,479)
Stock issued under dividend
  reinvestment program                        9,965          226,313                -              -        236,278
Stock issued under stock option plans        10,985          171,131                -              -        182,116
Repurchase of 120 shares                       (120)          (2,930)               -              -         (3,050)
Change in securities valuation                    -                -                -        (41,159)       (41,159)
                                         ----------     ------------      ------------     ----------  ------------
BALANCE at December 31, 1994                760,827       10,366,225        2,330,865              -     13,457,917
Net income                                        -                -        1,667,824              -      1,667,824
Cash dividends, $1.02 per share                   -                -         (826,530)             -       (826,530)
Stock issued under dividend
  reinvestment program                       11,612          264,183                -              -        275,795
Stock issued in payment of 5% stock
  dividend                                   38,623          926,970         (968,878)             -         (3,285)
Stock issued under stock option plans         3,633           67,600                -              -         71,233
Repurchase of 11 shares                         (11)            (255)               -              -           (266)
                                         ----------     ------------     ------------      ---------   ------------
BALANCE at December 31, 1995             $  814,684     $ 11,624,723     $  2,203,281      $       -   $ 14,642,688
                                         ==========     ============     ============      =========   ============


          See accompanying notes to consolidated financial statements.

                  COMMERCIAL NATIONAL FINANCIAL CORPORATION
                                AND SUBSIDIARY

                           STATEMENTS OF CASH FLOWS
                  =========================================





                                                                        Year ended December 31,
                                                           -------------------------------------------
                                                               1995             1994          1993
                                                           -----------     -----------     -----------
OPERATING ACTIVITIES:
   Net income                                              $ 1,667,824     $ 1,531,993     $ 1,415,221
   Adjustments to reconcile net income to net cash
      from operating activities:
      Provision for loan losses                                250,000         230,000         105,000
      Provision for depreciation, amortization and
          accretion                                            481,748         739,405         764,090
      Loss on sale of property and equipment                         -               -           2,547
      Deferred federal income taxes                              8,000         (30,000)        (16,000)
      Changes in operating assets and liabilities:
        Accrued interest and other assets                      696,158         133,092        (105,916)
        Accrued interest and other liabilities                (112,865)          4,785        (296,877)
                                                           -----------     -----------     -----------

                Net cash from operating activities           2,990,865       2,609,275       1,868,065
                                                           -----------     -----------     -----------

INVESTING ACTIVITIES:
   Purchases of investment securities held-to-maturity     (14,950,610)    (19,068,224)     (8,613,395)
   Proceeds from maturities of investment securities
       held-to-maturity                                     14,260,000      15,625,000       6,400,000
   Proceeds from maturities of investment securities
       available-for-sale                                            -       3,000,000               -
   Proceeds from sale of investment securities                       -               -         195,100
   Net (increase) decrease in loans                         (9,374,501)      1,799,433      (3,481,646)
   Capital expenditures                                     (1,094,207)       (451,672)       (340,264)
   Proceeds from sale of property and equipment                      -               -          23,007
                                                           -----------     -----------     -----------
                Net cash from (for) investing
                   activities                              (11,159,318)        904,537      (5,817,198)
                                                           -----------     -----------     -----------


          See accompanying notes to consolidated financial statements.

                   COMMERCIAL NATIONAL FINANCIAL CORPORATION
                                 AND SUBSIDIARY

                            STATEMENTS OF CASH FLOWS

                                  (Continued)
                   =========================================



                                                                  Year ended December 31,
                                                        ----------------------------------------------
                                                           1995            1994               1993
                                                        -----------     ------------      ------------
FINANCING ACTIVITIES:
   Net increase (decrease) in deposits                  $ 4,611,153     $ (4,168,625)     $  1,569,333
   Net increase (decrease) in short-term borrowings       2,487,262        1,609,017        (4,914,126)
   Proceeds from sale of common stock                       347,028          418,394           556,750
   Dividends paid and fractional shares                    (800,068)        (715,680)         (657,009)
   Repurchased shares                                          (266)          (3,050)          (20,902)
                                                        -----------     ------------      ------------
                   Net cash from (for) financing
                     activities                           6,645,109       (2,859,944)       (3,465,954)
                                                        -----------     ------------      ------------
NET INCREASE (DECREASE) IN CASH AND
   CASH EQUIVALENTS                                      (1,523,344)         653,868        (7,415,087)

CASH AND CASH EQUIVALENTS,
   at beginning of year                                  10,098,701        9,444,833        16,859,920
                                                        -----------     ------------      ------------
CASH AND CASH EQUIVALENTS,
   at end of year                                       $ 8,575,357     $ 10,098,701      $  9,444,833
                                                        ===========     ============      ============
Cash paid during the year for:
   Interest                                             $ 4,683,824     $  3,871,809      $  4,397,274
   Federal income taxes, net of refunds                 $   279,527     $    523,000      $    647,401


          See accompanying notes to consolidated financial statements.

                  COMMERCIAL NATIONAL FINANCIAL CORPORATION
                                AND SUBSIDIARY

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  ==========================================



NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     The accounting and reporting policies of Commercial National Financial Corporation (Commercial National) and its wholly-owned subsidiary, Commercial Bank (Bank), conform to generally accepted accounting principles and to general practice within the banking industry. The following describes the significant accounting and reporting policies which are employed in the preparation of the consolidated financial statements.

      Principles of Consolidation

      The consolidated financial statements include the accounts of Commercial National and the Bank. Upon consolidation, all significant intercompany accounts and transactions are eliminated.

      Nature of Operations

      Commercial National is a one-bank holding company which conducts no direct business activities. All business activities are performed by the Bank.

      The Bank provides a full range of banking services to individuals, agricultural businesses, commercial businesses and light industries located in its service area. It maintains a diversified loan portfolio, including loans to individuals for home mortgages, automobiles and personal expenditures, and loans to business enterprises for current operations and expansion. The Bank offers a variety of deposit vehicles, including checking, savings, money market, individual retirement accounts and certificates of deposit.

      The principal markets for the Bank's financial services are the Michigan communities in which the Bank is located and the areas immediately surrounding these communities. The Bank serves these markets through nine offices located in and near these communities.

      Estimates

      The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

      Cash Equivalents

      For purposes of reporting cash flows, cash equivalents include amounts due from banks and federal funds sold.

                  COMMERCIAL NATIONAL FINANCIAL CORPORATION
                                AND SUBSIDIARY

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                 (Continued)
                  ==========================================

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd.)

      Investment Securities

      Investment securities are classified as "held-to-maturity," "available-for-sale," "trading," or "other." Held-to-maturity securities, for which Commercial National has the positive intent and ability to hold to maturity, are stated at cost adjusted for amortization of premiums and accretion of discounts. Available-for-sale securities, which may be sold in the future to meet Commercial National's investment objectives of quality, liquidity and yield and to avoid significant market value deterioration, are adjusted to fair value each reporting period. Net unrealized gains and losses on available-for-sale securities are reported in a separate component of shareholders' equity, net of tax, until realized. Commercial National does not hold any available-for-sale or trading securities. Other securities consist of restricted Federal Home Loan Bank stock.

      The adjusted cost of each specific security sold is used to compute realized gains and losses on all security transactions.

      Interest Income and Fees on Loans

      Interest on loans is included in income based upon the principal balance outstanding. The accrual of interest is discontinued if the collectibility of principal or interest is considered doubtful or whenever payment of principal or interest is 90 days or more past due, unless the loan is both well secured and in the process of collection. When the accrual of interest is discontinued, the balance of interest accrued but not collected is eliminated from income. For impaired loans that are on non-accrual status, cash payments received are generally applied to reduce the outstanding principal balance. However, all or a portion of a cash payment received on a non-accrual loan may be recognized as interest income to the extent allowed by the loan contract, assuming management expects to fully collect the remaining principal balance of the loan. Loan origination and commitment fees and their related lending costs are not considered material.

      Allowance for Loan Losses

      Management's determination of the adequacy of the allowance for loan losses is based upon a continuing review of the loan portfolio which includes past loan loss experience, current economic conditions, loan volume, composition of the loan portfolio and additional factors. For federal income tax purposes, the maximum deduction allowable under current tax law is taken.

      Management believes that the allowance for loan losses is adequate to absorb potential losses in the loan portfolio. While management uses available information to recognize losses on loans, future additions to the allowance may be necessary based on changes in economic conditions and borrowing circumstances.

                   COMMERCIAL NATIONAL FINANCIAL CORPORATION
                                 AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                  (Continued)
                   ==========================================


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd.)

     Allowance for Loan Losses (Cont'd.)

     Effective January 1, 1995, Commercial National adopted Statement of Financial Accounting Standards (SFAS) No. 114, Accounting by Creditors for Impairment of a Loan, as amended by SFAS No. 118, Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosures (collectively referred to as "SFAS No. 114").

     Under SFAS No. 114, a loan is considered to be impaired when it is probable that Commercial National will be unable to collect all principal and interest amounts according to the contractual terms of the loan agreement. The allowance for loan losses related to loans identified as impaired is primarily based on the excess of the loan's current outstanding principal balance over the estimated fair market value of the related collateral. For impaired loans that are not collateral dependent, the allowance for loan losses is recorded at the amount by which the outstanding recorded principal balance exceeds the current best estimate of the future cash flows on the loan, discounted at the loan's effective interest rate. Prior to 1995, the allowance for loan losses for loans which would have qualified as impaired under SFAS No. 114 was primarily based upon the estimated fair market value of the related collateral. The effect of adopting SFAS No. 114 was immaterial to the 1995 operating results of Commercial National. Prior consolidated financial statements have not been restated to apply the provisions of SFAS No. 114.

     Sale and Servicing of Mortgage Loans

     The Bank originates mortgage loans which it sells into the secondary market while retaining the servicing. Such loan balances, amounting to approximately $27,493,000 and $26,329,000 at December 31, 1995 and 1994,
     respectively, are not included in the accompanying consolidated balance sheets. Mortgage loans held for sale are valued at the lower of cost or market, calculated on the aggregate loan balance.

     In May 1995, the Financial Accounting Standards Board (FASB) issued SFAS No. 122, Accounting for Mortgage Servicing Rights. SFAS No. 122 amends SFAS No. 65, Accounting for Certain Mortgage Banking Activities, to require that an asset be recognized for the rights to service mortgage loans, including those rights created by the origination of mortgage loans which are sold or securitized with the servicing rights retained by the loan originator. The servicing rights, which are required to be periodically evaluated for impairment based on their fair value, are amortized against servicing income over the period of estimated net servicing income. SFAS No. 122 is required to be adopted prospectively beginning January 1, 1996. While management has not fully analyzed the impact of SFAS No. 122, its adoption is expected to be immaterial to the operations and financial position of Commercial National.

                   COMMERCIAL NATIONAL FINANCIAL CORPORATION
                                 AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                  (Continued)
                   ==========================================


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd.)

     Property and Equipment

     Property and equipment is stated at cost, less accumulated depreciation. Depreciation is computed over the estimated useful lives of the assets by the straight-line method. Accelerated and straight-line methods are used for income tax reporting purposes as permitted by the Internal Revenue Code.

     Other Real Estate

     Other real estate, which is included in other assets, is carried at the lower of cost or fair value minus estimated costs to sell the property. When the property is acquired through foreclosure, any excess of the related loan balance over fair value is charged to the allowance for loan losses. Subsequent write-downs, losses upon sale, and expenses related to maintenance of properties are charged to other operating expense.

     Stock Options

     Commercial National applies APB Opinion 25, Accounting for Stock Issued to Employees, and related interpretations in accounting for its two fixed stock-based compensation plans. Accordingly, no compensation cost is recognized for the plans.

     In October 1995, the FASB issued SFAS No. 123, Accounting for Stock-Based Compensation. SFAS No. 123 allows companies to continue to account for their stock option plans in accordance with APB Opinion 25 but encourages the adoption of a new accounting method to record compensation expense based on the estimated fair value of employee stock options. Companies electing not to follow the new fair value based method are required to provide expanded footnote disclosures, including pro forma net income and earnings per share, determined as if the company had applied the new method. SFAS No. 123 is required to be adopted prospectively beginning January 1, 1996. Management intends to continue to account for its stock option plans in accordance with APB Opinion 25 and provide supplemental disclosures as required by SFAS No. 123, beginning in 1996.

     Advertising Costs

     All advertising costs, amounting to $88,148 and $40,964 in 1995 and 1994, respectively, are expensed in the period in which they are incurred.

                   COMMERCIAL NATIONAL FINANCIAL CORPORATION
                                 AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                  (Continued)
                   ==========================================


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd.)

      Income Taxes

      Commercial National and the Bank file a consolidated income tax return. Deferred income taxes are recognized for the tax consequences of "temporary differences" by applying enacted tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The effect on deferred income taxes of a change in tax laws or rates is recognized in income in the period that includes the enactment date.

      Per Share Data

      Net income per share is computed based on the weighted average number of shares of common stock and common stock equivalents outstanding during each year and is retroactively adjusted for stock dividends. The number of shares used to calculate net income per share was 808,032, 787,676 and 769,298 for 1995, 1994 and 1993, respectively.

      Cash dividends per share are based on the number of shares outstanding at date of declaration, retroactively adjusted for stock dividends.


NOTE 2 - CASH AND DUE FROM BANKS

     The Bank is required to maintain average reserve balances in the form of cash and balances due from the Federal Reserve Bank. During 1995 and 1994, these average reserves were approximately $991,000 and $950,000, respectively.

                   COMMERCIAL NATIONAL FINANCIAL CORPORATION
                                 AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                  (Continued)
                   ==========================================



NOTE 3 - INVESTMENT SECURITIES

     The amortized cost, gross unrealized gains and losses and estimated market value of investment securities at December 31, are as follows:


                                                                 Gross            Gross          Estimated
                                              Amortized        unrealized       unrealized        market
                                                cost             gains            losses          value
                                              ---------        ----------       ----------       ---------
1995

HELD-TO-MATURITY


U.S. Treasury securities                  $   9,518,339      $   74,454      $      205      $   9,592,588

Obligations of other U.S. Government
  agencies and corporations                   6,288,087          46,674               -          6,334,761

Obligations of states and political
  subdivisions                               13,623,278         331,121         120,385         13,834,014
                                          -------------      ----------      ----------      -------------

Total held-to-maturity securities            29,429,704         452,249         120,590         29,761,363

Other - Federal Home Loan Bank stock
  (restricted)                                  436,500               -               -            436,500
                                          -------------      ----------      ----------      -------------
Total investment securities               $  29,866,204      $  452,249      $  120,590      $  30,197,863
                                          =============      ==========      ==========      =============

1994

HELD-TO-MATURITY

U.S. Treasury securities                  $   9,485,678      $      737      $   72,429      $   9,413,986

Obligations of other U.S. Government
  agencies and corporations                  10,566,950           6,710          68,661         10,504,999

Obligations of states and political
  subdivisions                                9,205,973         379,116           3,975          9,581,114
                                          -------------      ----------      ----------      -------------

Total held-to-maturity securities         $  29,258,601      $  386,563      $  145,065      $  29,500,099
                                          =============      ==========      ==========      =============

                   COMMERCIAL NATIONAL FINANCIAL CORPORATION
                                 AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                  (Continued)
                   ==========================================



NOTE 3 - INVESTMENT SECURITIES (Cont'd.)

     The amortized cost, estimated market values and contractual maturities of held-to-maturity securities at December 31, are summarized as follows:


                                          1995                                 1994
                          --------------------------------      --------------------------------
                                                Estimated                             Estimated
                               Amortized          market            Amortized           market
                                 cost             value               cost              value
                          -------------      -------------      -------------      -------------
Due within one year       $   9,598,858      $   9,662,412      $  14,295,842      $  14,231,595
Due after one year,
  within five years          11,481,125         11,630,411          9,465,645          9,501,222
Due after five years,
  within ten years            7,587,882          7,668,256          4,588,907          4,787,686
Due after ten years             761,839            800,284            908,207            979,596
                          -------------      -------------      -------------      -------------
Total held-to-maturity
  securities              $  29,429,704      $  29,761,363      $  29,258,601      $  29,500,099
                          =============      =============      =============      =============

     Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

     Proceeds from the sale of Federal Reserve Bank stock during 1993 was $195,100, resulting in no gain or loss. There were no sales of investment securities during 1995 and 1994.

     Investment securities with par value of approximately $9,820,000 and $11,080,000 at December 31, 1995 and 1994, respectively, were pledged to secure public deposits and for other purposes, as required by law. In addition, $8,000,000 and $3,500,000 of investment securities were pledged against repurchase agreements at December 31, 1995 and 1994, respectively.

     Except as indicated below, total investment in securities of any state (including all its political subdivisions) was less than 10% of shareholders' equity at December 31, 1995 and 1994. At December 31, 1995 and 1994, the amortized cost of investment securities issued by the state of Michigan and all its political subdivisions totaled $9,726,408 and $5,576,293, respectively, with an estimated market value of $9,834,067 and $5,833,036, respectively.

                   COMMERCIAL NATIONAL FINANCIAL CORPORATION
                                 AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                  (Continued)
                   ==========================================


NOTE 4 - LOANS TO RELATED PARTIES

     Certain directors and executive officers of the Bank, including their immediate families and the companies of which they are principal owners, were loan customers of the Bank during 1995 and 1994. Loans to such customers are made in the ordinary course of business at the Bank's normal credit terms, including interest rates and collateralization, and do not represent more than a normal risk of collection. Loan transactions with these customers were as follows:


                                           Year ended December 31,
                                   -------------------------------------
                                          1995                  1994
                                   ---------------        ---------------
Balance at beginning of year       $     3,737,000       $     3,382,000
New loans                               11,542,000            14,161,000
Repayments                             (11,473,000)          (13,806,000)
                                   ---------------       ---------------
Balance at end of year             $     3,806,000       $     3,737,000
                                   ===============       ===============

NOTE 5 - LOANS

     The following summarizes loans outstanding at December 31, according to type:


                                                              1995              1994
                                                        --------------    --------------
Real estate:
  Secured by single family residential properties       $   30,288,224    $   29,806,226
  Secured by nonfarm nonresidential properties              36,490,195        28,579,177
  Secured by farmland                                        3,005,249         4,084,250
  Secured by multi-family residential properties             4,352,142         4,732,252
  Construction and land development                          2,072,386         4,070,201
Loans to individuals for household, family and other
  personal expenditures:
  Installment loans                                         12,998,384        11,612,632
  Credit card and related plans                                715,133           697,106
Commercial and industrial                                   12,256,429         9,110,253
Loans to farmers                                             1,553,330         1,868,005
Tax exempt                                                   5,532,493         5,436,843
Other                                                           15,111            38,247
                                                        --------------    --------------
                                                           109,279,076       100,035,192
Less allowance for loan losses                               1,668,555         1,509,800
                                                        --------------    --------------
Net loans                                               $  107,610,521    $   98,525,392
                                                        ==============    ==============

                   COMMERCIAL NATIONAL FINANCIAL CORPORATION
                                 AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                  (Continued)
                   ==========================================

NOTE 5 - LOANS (Cont'd.)


     The following table summarizes the changes in the allowance for loan losses for the years ended December 31, 1995, 1994 and 1993:

                                      1995            1994            1993
                                  -------------    ------------    ------------
Balance at beginning of year       $  1,509,800    $  1,370,154    $  1,253,573
Provision charged to operations         250,000         230,000         105,000
Recoveries                               97,322         130,313         189,943
Loans charged off                      (188,567)       (220,667)       (178,362)
                                   ------------    ------------    ------------
Balance at end of year             $  1,668,555    $  1,509,800    $  1,370,154
                                   ============    ============    ============

     The following summarizes information about impaired loans as of and for the year ended December 31, 1995:

Impaired loans with a specific allowance for loan losses        $  169,643
Impaired loans with no specific allowance for loan losses          134,969
                                                                ----------
Total impaired loans                                            $  304,612
                                                                ----------
Total allowance for loan losses related to impaired loans       $   60,907
                                                                ----------
Average balance of impaired loans for the year                  $  295,491
                                                                ==========
Interest income on impaired loans for the year - recorded on
a cash basis                                                    $   19,202
                                                                ==========

     Nonaccrual loans amounted to approximately $178,000 and $14,000 at December 31, 1995 and 1994, respectively.


NOTE 6 - PROPERTY AND EQUIPMENT

     Property and equipment at December 31, are summarized as follows:


                                      1995            1994
                                 ------------    ------------
Land                             $    310,689    $    310,689
Buildings and improvements          2,491,413       2,340,586
Furniture and equipment             3,612,465       2,895,190
                                 ------------    ------------
                                    6,414,567       5,546,465
Less accumulated depreciation       3,086,600       3,030,106
                                 ------------    ------------
Net book value                   $  3,327,967    $  2,516,359
                                 ============    ============

     Depreciation expense amounted to $281,339, $226,384, and $227,400 in 1995, 1994 and 1993, respectively.

                   COMMERCIAL NATIONAL FINANCIAL CORPORATION
                                 AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                  (Continued)
                   ==========================================

NOTE 7 - OPERATING LEASES

     The Bank leases certain branch facilities under lease agreements expiring through 2013, with optional renewal periods through 2028. Two of the leases are with a company owned by a related party. Rental expenses on these operating leases totaled $21,474 and $15,814 in 1995 and 1994, respectively, including $5,650 in 1995 paid to the related party. Future minimum lease payments under noncancelable operating leases for the years ending December 31, excluding optional renewal periods, are as follows:


1996          $   32,134
1997              32,134
1998              28,734
1999              21,934
2000              14,414
Thereafter        30,407
              ----------
              $  159,757
              ==========

NOTE 8 - TIME CERTIFICATES OF DEPOSIT

     Time certificates of deposit of $100,000 or more were $10,526,992 and $6,221,573 at December 31, 1995 and 1994, respectively. Interest expense on these deposits was $508,314, $233,999 and $148,468 for the years ended December 31, 1995, 1994 and 1993, respectively.


NOTE 9 - FHLB ADVANCES PAYABLE

     Effective in January 1996, the Bank has the ability to borrow up to $10,000,000 from the Federal Home Loan Bank of Indianapolis (FHLB) in accordance with the terms of an "Advance, Pledge and Security Agreement."


NOTE 10 - STOCK OPTIONS AND DIVIDEND REINVESTMENT PROGRAM

     At December 31, 1995, 5,408 shares of common stock were reserved in connection with the 1991 and 1989 stock option plans under which options may be granted to certain directors and key employees at the fair market value of the stock on the date of grant.

     At December 31, 1995, options were outstanding under the plans to purchase a total of 21,626 shares at between $16.24 and $23.80 per share. Outstanding options have the following expiration dates: June 1, 1996 (2,464 shares), June 1, 1997 (2,718 shares), April 22, 1999 (3,307 shares), June 1, 1999 (2,232 shares), June 1, 2000 (1,821 shares), September 29, 2000 (7,349 shares) and January 4, 2003 (1,735 shares). Options become exercisable at various future dates following the grant date. Options were exercisable to purchase 10,624 shares at December 31, 1995. During 1995, options were granted to purchase 11,032 shares at an average price of $23.80 and options were exercised to purchase 3,764 shares at an average price of $18.91.

                   COMMERCIAL NATIONAL FINANCIAL CORPORATION
                                 AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                  (Continued)
                   ==========================================


NOTE 10 - STOCK OPTIONS AND DIVIDEND REINVESTMENT PROGRAM (Cont'd.)

     Under a dividend reinvestment program authorized in 1989, 70,000 shares of common stock were reserved. At December 31, 1995, 18,914 shares were reserved and unissued under the dividend reinvestment plan.


NOTE 11 - RETIREMENT PLAN

     The Bank has an employee retirement and savings investment plan under section 401(k) of the Internal Revenue Code. The plan covers substantially all employees. The Bank is the plan's trustee. Contributions of approximately $94,000, $98,000 and $98,000 in 1995, 1994 and 1993, respectively, as determined by the Bank's board of directors, were funded as provided.


NOTE 12 - FEDERAL INCOME TAXES

     Federal income tax expense consists of the following components:


                     Year ended December 31,
             ------------------------------------------
                1995           1994            1993
             ----------     -----------     -----------
Current      $  483,000     $   511,000     $   445,000
Deferred          8,000         (30,000)        (16,000)
             ----------     -----------     -----------
Total        $  491,000     $   481,000     $   429,000
             ==========     ===========     ===========

     The tax effects of temporary differences that give rise to the net deferred income tax asset, included in other assets, at December 31, are as follows:


                                     1995            1994
                                 ------------    ------------
Allowance for loan losses        $    192,000    $    138,000
Accumulated depreciation             (166,000)       (109,000)
Other                                  (6,000)         (1,000)
                                 ------------    ------------
Net deferred income tax asset    $     20,000    $     28,000
                                 ============    ============

                   COMMERCIAL NATIONAL FINANCIAL CORPORATION
                                 AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                  (Continued)
                   ==========================================


NOTE 12 - FEDERAL INCOME TAXES (Cont'd.)

     Federal income tax expense differed from the amount computed by applying the statutory rate of 34% to income before federal income taxes as follows:

                                                         Year ended December 31,
                                                 ----------------------------------------------
                                                      1995             1994             1993
                                                 ------------     ------------     ------------
Computed "expected" tax                          $    734,000     $    684,000     $    627,000
Increase (decrease) in tax resulting from:
  Tax-exempt interest income                         (262,000)        (233,000)        (226,000)
  Goodwill amortization                                14,000           14,000           14,000
  Other, net                                            5,000           16,000           14,000
                                                 ------------     ------------     ------------
                                                 $    491,000     $    481,000     $    429,000
                                                 ============     ============     ============

NOTE 13 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

     The Bank is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and letters of credit. The instruments involve, to varying degrees, elements of credit risk in excess of the amounts recognized in the consolidated balance sheets. The contract amount of these instruments reflects the extent of involvement the Bank has in these financial instruments.

     The Bank's exposure to credit loss, in the event of the nonperformance by the other party to the financial instruments for loan commitments to extend credit and letters of credit, is represented by the contractual amounts of these instruments.

     Financial instruments whose contract amount represents credit risk at December 31, are as follows:


                                     1995             1994
                                -------------    -------------
Commitments to extend credit    $  16,641,131    $  15,223,726
Standby letters of credit             936,652           60,800
                                -------------    -------------
Total                           $  17,577,783    $  15,284,526
                                =============    =============

                   COMMERCIAL NATIONAL FINANCIAL CORPORATION
                                 AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                  (Continued)
                   ==========================================


NOTE 13 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK (Cont'd.)

     Loan commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments. The Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if necessary, is based on management's credit assessment of the customer. Collateral held varies but may include accounts receivable, inventory, property, plant and equipment and existing income-producing commercial properties.


     Letters of credit written are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. At December 31, 1995, the Bank has six letters of credit which expire at various dates through February 9, 2000.



NOTE 14 - FAIR VALUE OF FINANCIAL INSTRUMENTS


     SFAS No. 107, Disclosures About Fair Value of Financial Instruments, requires disclosure of fair value information about financial instruments, whether or not recognized in the consolidated balance sheets, for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instrument. SFAS No. 107 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of Commercial National.


     The following methods and assumptions are used by the Bank in estimating the fair value disclosures.


     Cash and Cash Equivalents


     Recorded book value approximates fair value.

     Investment Securities

     Fair value is estimated based on bid prices published in financial newspapers or bid quotations received from securities dealers. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

                   COMMERCIAL NATIONAL FINANCIAL CORPORATION
                                 AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                  (Continued)
                   ==========================================


NOTE 14 - FAIR VALUE OF FINANCIAL INSTRUMENTS (Cont'd.)

     Loans

    Fair values are estimated using discounted cash flows, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality.

     Deposits

    The fair value of demand deposits and savings deposits is the amount payable on demand at the reporting date as currently recorded in the consolidated balance sheets. The fair value of time deposits is estimated using discounted cash flows, using interest rates currently offered for deposits of similar remaining maturities.

     Securities Sold Under Repurchase Agreements and Demand Notes Issued to U.S. Treasury

    Recorded book value approximates fair value due to the relatively short period between origination and expected repayment of those instruments.

     Off-Balance Sheet Financial Instruments (Credit Commitments)

    Fair value is based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties' credit standing. The fair value of those commitments is nominal.

     The estimated fair values of Commercial National's financial instruments are as follows (in thousands):


                                                               December 31, 1995
                                                            ---------------------------
                   FINANCIAL ASSETS                           Carrying          Fair
                                                               value           value
                                                             ----------      ----------
Cash and cash equivalents                                    $    8,575      $    8,575
Investment securities                                            29,866          30,198
Loans, net of allowance                                         107,611         109,783
                                                             ----------      ----------
Total financial assets                                       $  146,052      $  148,556
                                                             ==========      ==========

                   COMMERCIAL NATIONAL FINANCIAL CORPORATION
                                 AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                  (Continued)
                   ==========================================

NOTE 14 - FAIR VALUE OF FINANCIAL INSTRUMENTS (Cont'd.)


                                                               December 31, 1995
                                                            ---------------------------
                 FINANCIAL LIABILITIES                        Carrying          Fair
                                                               value           value
                                                             ----------      ----------
Demand and savings deposit                                   $   74,281      $   74,281
Time deposits                                                    55,420          55,930
Securities sold under repurchase agreements                       5,305           5,305
Demand notes issued to U.S. Treasury                                560             560
                                                             ----------      ----------
Total financial liabilities                                  $  135,566      $  136,076
                                                             ==========      ==========

NOTE 15 - DIVIDENDS TO PARENT COMPANY

     Federal and state banking laws and regulations place certain restrictions on the amount of dividends and loans that a bank could pay to its parent company. Of the $13,887,793 in banking subsidiary net assets, $5,397,313 is available for dividends to the parent company in 1996 (before considering 1996 net income), and the remaining $8,490,480 is restricted based on minimum risk based capital requirements now in effect.


NOTE 16 - PARENT COMPANY ONLY FINANCIAL INFORMATION

                                 BALANCE SHEETS

                                                December 31,
                                        ------------------------------
               ASSETS                      1995             1994
                                        -------------    -------------
Cash                                    $     909,967    $     383,673
Investment in subsidiary                   13,887,793       13,181,031
Other                                          64,881           83,420
                                        -------------    -------------
                                        $  14,862,641    $  13,648,124
                                        =============    =============
       LIABILITIES AND SHAREHOLDERS'
       EQUITY
LIABILITIES:
  Dividend payable                      $     219,953    $     190,207
                                        -------------    -------------
SHAREHOLDERS' EQUITY:
  Common stock                                814,684          760,827
  Surplus                                  11,624,723       10,366,225
  Retained earnings                         2,203,281        2,330,865
                                        -------------    -------------
TOTAL SHAREHOLDERS' EQUITY                 14,642,688       13,457,917
                                        -------------    -------------
                                        $  14,862,641    $  13,648,124
                                        =============    =============

                   COMMERCIAL NATIONAL FINANCIAL CORPORATION
                                 AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                  (Continued)
                   ==========================================


NOTE 16 - PARENT COMPANY ONLY FINANCIAL INFORMATION (Cont'd.)


                              STATEMENTS OF INCOME


                                                                  Year ended December 31,
                                                     ----------------------------------------------
                                                          1995             1994             1993
                                                     ------------     ------------     ------------
Income - dividend income from subsidiary             $    979,600     $          -     $    535,000
                                                     ------------     ------------     ------------
   Net income before equity in undistributed net
    income of subsidiary                                  979,600                -          535,000

Equity in undistributed net income of subsidiary          688,224        1,531,993          880,221
                                                     ------------     ------------     ------------
   Net income                                        $  1,667,824     $  1,531,993     $  1,415,221
                                                     ============     ============     ============
Net income per share                                 $       2.06     $       1.94     $       1.84
                                                     ============     ============     ============

                            STATEMENTS OF CASH FLOWS


                                                               Year ended December 31,
                                                ------------------------------------------------
                                                    1995              1994              1993
                                                -------------     --------------    -------------
OPERATING ACTIVITIES:
   Net income                                    $  1,667,824     $    1,531,993     $  1,415,221
   Adjustment to reconcile net income to net
      cash from operating activities:
      Equity in undistributed net income of
         subsidiary                                  (688,224)        (1,531,993)        (880,221)
                                                 ------------     --------------     ------------
              Net cash from operating
                activities                            979,600                  -          535,000
                                                 ------------     --------------     ------------
FINANCING ACTIVITIES:
   Proceeds from sale of common stock                 347,028            418,394          556,750
   Dividends paid and fractional shares              (800,068)          (715,680)        (657,010)
   Repurchased shares                                    (266)            (3,050)         (20,902)
                                                 ------------     --------------     ------------
              Net cash for financing
                  activities                         (453,306)          (300,336)        (121,162)
                                                 ------------     --------------     ------------
NET INCREASE (DECREASE) IN CASH AND
   CASH EQUIVALENTS                                   526,294           (300,336)         413,838

CASH AND CASH EQUIVALENTS,
   at beginning of year                               383,673            684,009          270,171
                                                 ------------     --------------     ------------
CASH AND CASH EQUIVALENTS,
   at end of year                                $    909,967     $      383,673     $    684,009
                                                 ============     ==============     ============

COMMON STOCK INFORMATION

There is no established public trading market for Commercial National Financial Corporation common stock, and there is no published information concerning bid or ask quotations. There were, so far as Commercial National's management knows, 12 sales involving a total of 19,400 shares of stock during 1995. The price was reported to management for only some of these transactions, and management is generally unable to confirm the prices which were reported. During 1995 and 1994 the price ranges of transactions reported were:


                           1995                                 1994

                    Shares      Actual Price       Shares       Actual Price
Period              Traded      Range              Traded       Range
-------------------------------------------------------------------------------
First Quarter       5,000       $24.00-$25.50      2,259        $24.50-$25.50
Second Quarter        700       $24.50-$25.50      4,402        $24.75-$26.00
Third Quarter       9,500       $24.75-$25.50        428        $24.50-$24.50
Fourth Quarter      4,200       $24.50-$26.00        972        $25.00-$25.00

The above prices have not been adjusted for the 5% stock dividend issued in November 1995 and 1994.

There were 814,685 shares outstanding on December 31, 1995, and there are approximately 582 shareholders of record.

DIVIDEND INFORMATION

The holders of Commercial National's common stock are entitled to dividends when, and if declared by the board of directors of Commercial National out of funds legally available for that purpose. The board of directors does not declare dividends based on any predetermined dividend policy but has paid regular quarterly cash dividends for the past six years. The following table sets forth the dividends per share declared during 1995 and 1994.


                          First    Second   Third    Fourth
                    Year  Quarter  Quarter  Quarter  Quarter
                    ----------------------------------------

                    1994  $.22     $.23     $.23     $.24
                    1995  $.24     $.26     $.26     $.27*


*Dividends declared in December and paid in January.

Per share amounts have been adjusted retroactively to reflect the 5% stock dividends issued in November of 1995 and 1994.

Commercial National's principal source of funds to pay cash dividends is the earnings of the Bank. Consequently, cash dividends are dependent upon the earnings, capital requirements, regulatory constraints and other factors affecting the Bank. Based on projected earnings, management expects Commercial National to declare and pay regular quarterly cash dividends on its common shares in 1996.