Form 10-K405, Exhibit 13
period 1996-12-31
COMMERCIAL NATIONAL FINANCIAL CORP /MI
filed 1997-03-31
CIK 828535

                                   EXHIBIT 13

         INCORPORATED PORTIONS FROM 1996 ANNUAL REPORT TO SHAREHOLDERS

                             [CROWE CHIZEK LOGO]




                         REPORT OF INDEPENDENT AUDITORS



Board of Directors
Commercial National Financial Corporation
Ithaca, Michigan


We have audited the accompanying consolidated balance sheet of Commercial National Financial Corporation as of December 31, 1996 and the related consolidated statements of income, shareholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audit. The consolidated financial statements of Commercial National Financial Corporation as of and for the two years ended December 31, 1995, were audited by other auditors whose report dated January 17, 1996, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.
An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 1996 consolidated financial statements referred to above present fairly, in all material respects, the financial position of Commercial National Financial Corporation as of December 31, 1996, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.



                                          Crowe, Chizek and Company LLP

                                          Crowe, Chizek and Company LLP

South Bend, Indiana
January 10, 1997

                                [BDO LETTERHEAD]


INDEPENDENT AUDITORS' REPORT


To the Board of Directors and Shareholders
Commercial National Financial Corporation
Ithaca, Michigan


We have audited the accompanying consolidated balance sheet of Commercial National Financial Corporation and subsidiary as of December 31, 1995, and the related consolidated statements of income, shareholders' equity and cash flows for the years ended December 31, 1995 and 1994. These consolidated financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Commercial
National Financial Corporation and subsidiary at December 31, 1995, and results of their operations and their cash flows for the years ended December 31, 1995 and 1994, in conformity with generally accepted accounting principles.


BDO Seidman, LLP


Grand Rapids, Michigan
January 17, 1996

                   COMMERCIAL NATIONAL FINANCIAL CORPORATION


                          CONSOLIDATED BALANCE SHEETS
                           December 31, 1996 and 1995





                                                                   1996          1995
                                                               ------------  ------------
ASSETS
Cash and due from banks                                          $6,550,844    $5,725,357
Federal funds sold                                                6,600,000     2,850,000
                                                               ------------  ------------
    Total cash and cash equivalents                              13,150,844     8,575,357
Securities held to maturity (fair value $25,484,000 - 1996;
 $29,761,000 - 1995)                                             25,333,185    29,429,704
Federal Home Loan Bank stock, at cost                             1,460,574       436,500
Loans, net of allowance for loan losses
 $1,824,080 - 1996; $1,668,555 - 1995                           120,501,244   107,610,521
Premises and equipment, net                                       4,047,374     3,327,967
Accrued interest and other assets                                 1,697,128     1,694,524
                                                               ------------  ------------

    Total assets                                               $166,190,349  $151,074,573
                                                               ============  ============

LIABILITIES AND SHAREHOLDERS' EQUITY
Liabilities
    Deposits
    Noninterest-bearing demand                                  $17,110,034   $16,001,930
    Interest-bearing demand                                      36,009,919    33,445,813
    Savings                                                      21,379,089    24,832,993
    Time                                                         58,517,780    55,420,543
                                                               ------------  ------------
                                                                133,016,822   129,701,279
    Securities sold under agreements to repurchase                5,602,246     5,305,435
    U.S. Treasury demand notes                                      941,968       559,991
    Accrued interest and other liabilities                        1,133,650       865,180
    Long-term borrowings                                         10,000,000             -
                                                               ------------  ------------
        Total liabilities                                       150,694,686   136,431,885

Shareholders' equity
    Common stock, $1 par value:  1,750,000 shares
     authorized; shares issued and outstanding 1996 - 872,982
     and 1995 - 814,684                                             872,982       814,684
    Additional paid-in capital                                   13,123,259    11,624,723
    Retained earnings                                             1,499,422     2,203,281
                                                               ------------  ------------
        Total shareholders' equity                               15,495,663    14,642,688
                                                               ------------  ------------

            Total liabilities and shareholders' equity         $166,190,349  $151,074,573
                                                               ============  ============









          See accompanying notes to consolidated financial statements.

                   COMMERCIAL NATIONAL FINANCIAL CORPORATION

                       CONSOLIDATED STATEMENTS OF INCOME
                  Years ended December 31, 1996, 1995 and 1994


                                                             1996             1995              1994
                                                             ----             ----              ----
 Interest income
    Loans, including fees                                 $   10,328,228      $  9,612,355        $  8,342,142
    Taxable securities                                           956,006         1,131,274           1,250,848
    Non-taxable securities                                       729,396           586,065             528,728
    Federal funds sold and other                                 185,564           320,709             211,930
    Federal Home Loan Bank stock dividends                        56,982                 -                   -
                                                          --------------      ------------        ------------
        Total interest income                                 12,256,176        11,650,403          10,333,648

 Interest expense
    Deposits                                                   4,665,374         4,464,310           3,819,551
    Federal funds purchased and securities
     sold under agreement to repurchase                          298,549           278,230                   -
    Other borrowed funds                                          29,855            38,015              64,361
    Long-term debt                                               283,428                 -                   -
                                                          --------------      ------------        ------------
        Total interest expense                                 5,277,206         4,780,555           3,883,912
                                                          --------------      ------------        ------------

 NET INTEREST INCOME                                           6,978,970         6,869,848           6,449,736
    Provision for loan losses                                    230,000           250,000             230,000
                                                          --------------      ------------        ------------

 NET INTEREST INCOME AFTER PROVISION FOR
  LOAN LOSSES                                                  6,748,970         6,619,848           6,219,736

 Noninterest income
    Service charges on deposit accounts                          291,903           212,759             302,688
    Other                                                        391,437           451,917             415,688
                                                          --------------      ------------        ------------
                                                                 683,340           664,676             718,376

 Noninterest expenses
    Salaries and employee benefits                             2,865,591         2,566,875           2,572,313
    Occupancy                                                    288,689           282,869             265,710
    Furniture and equipment                                      597,391           400,633             333,689
    FDIC insurance                                               125,619           149,509             290,777
    Printing and supplies                                        341,825           220,543             165,415
    Other                                                      1,465,443         1,505,271           1,297,215
                                                          --------------      ------------        ------------
                                                               5,684,558         5,125,700           4,925,119
                                                          --------------      ------------        ------------

 INCOME BEFORE INCOME TAXES                                    1,747,752         2,158,824           2,012,993
    Income tax expense                                           316,000           491,000             481,000
                                                          --------------      ------------        ------------

NET INCOME                                                $    1,431,752      $  1,667,824        $  1,531,993

Per share information
    Net income                                            $         1.65      $       1.96        $       1.85
                                                          ==============      ============        ============
    Dividends                                             $         1.13      $        .97        $        .88
                                                          ==============      ============        ============







         See accompanying notes to consolidated financial statements.

                   COMMERCIAL NATIONAL FINANCIAL CORPORATION

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                  Years ended December 31, 1996, 1995 and 1994


                                                          Additional
                                          Common            Paid-in            Retained          Securities
                                          Stock             Capital            Earnings          Valuation          Total
                                         --------         -----------         -----------        ----------      -----------

BALANCE AT JANUARY 1, 1994               $704,011          $9,101,200          $2,435,254        $  41,159       $12,281,624

Net income                                                                      1,531,993                          1,531,993

Cash dividends, $.88 per share                                                   (726,406)                          (726,406)

Stock issued in payment of 5%
 stock dividend                            35,986             870,511            (909,976)                            (3,479)

Stock issued under dividend
 reinvestment program                       9,965             226,313                                                236,278

Stock issued under stock option
 plans                                     10,985             171,131                                                182,116

Repurchase of 120 shares                     (120)             (2,930)                                                (3,050)

Change in securities valuation                                                                      (41,159)         (41,159)
                                         --------         -----------         -----------        ----------      -----------

BALANCE AT DECEMBER 31, 1994              760,827          10,366,225           2,330,865                 -       13,457,917

Net income                                                                      1,667,824                          1,667,824

Cash dividends, $.97 per share                                                   (826,530)                          (826,530)

Stock issued in payment of 5%
 stock dividend                            38,623             926,970            (968,878)                            (3,285)

Stock issued under dividend
 reinvestment program                      11,612             264,183                                                275,795

Stock issued under stock option
 plans                                      3,633              67,600                                                 71,233

Repurchase of 11 shares                       (11)               (255)                                                  (266)
                                         --------         -----------         -----------        ----------      -----------

BALANCE AT DECEMBER 31, 1995              814,684          11,624,723           2,203,281                 -       14,642,688

Net income                                                                      1,431,752                          1,431,752

Cash dividends, $1.13 per share                                                  (978,958)                          (978,958)

Stock issued in payment of 5%
 stock dividend                            41,457           1,111,867          (1,156,653)                            (3,329)

Stock issued under dividend
 reinvestment program                      11,852             284,678                                                296,530

Stock issued under stock option
 plans                                      4,995             102,149                                                107,144

Repurchase of 6 shares                         (6)               (158)                                                  (164)
                                         --------         -----------         -----------        ----------      -----------

BALANCE AT DECEMBER 31, 1996             $872,982         $13,123,259         $ 1,499,422        $        -      $15,495,663
                                         ========         ===========         ===========        ==========      ===========



         See accompanying notes to consolidated financial statements.

                   COMMERCIAL NATIONAL FINANCIAL CORPORATION

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                  Years ended December 31, 1996, 1995 and 1994

                                                            1996                   1995                     1994
                                                            ----                   ----                     ----
CASH FLOWS FROM OPERATING ACTIVITIES
  Net income                                            $   1,431,752           $   1,667,824           $   1,531,993
  Adjustments to reconcile net income to net
   cash from operating activities
        Provision for loan losses                             230,000                 250,000                 230,000
        Depreciation, amortization and accretion              579,699                 481,748                 739,405
        Deferred federal income taxes                         (10,000)                  8,000                 (30,000)
        Net change in accrued interest and
         other assets                                         (31,544)                696,158                 133,092
        Net change in accrued interest and
         other liabilities                                    225,963                (112,865)                  4,785
                                                        -------------           -------------           -------------
            Net cash from operating activities              2,425,870               2,990,865               2,609,275

CASH FLOWS FROM INVESTING ACTIVITIES
    Purchases of held to maturity securities               (6,433,248)            (14,514,110)            (19,068,224)
    Proceeds from maturities of
     held to maturity securities                           10,430,000              14,260,000              15,625,000
    Proceeds from maturities of
     available for sale securities                                  -                       -               3,000,000
    Purchases of Federal Home Loan Bank
     stock                                                 (1,024,074)               (436,500)                      -
    Net change in loans                                   (13,120,723)             (9,374,501)              1,799,433
    Net purchases of premises and equipment                (1,159,833)             (1,094,207)               (451,672)
                                                        -------------            ------------            ------------
        Net cash from investing activities                (11,307,878)            (11,159,318)                904,537

CASH FLOWS FROM FINANCING ACTIVITIES
    Net change in deposits                                  3,315,543               4,611,153              (4,168,625)
    Net change in other borrowed funds                        678,788               2,487,262               1,609,017
    Proceeds from long-term borrowings                     10,000,000                       -                       -
    Proceeds from sale of common stock                        403,674                 347,028                 418,394
    Dividends paid and fractional shares                     (940,346)               (800,068)               (715,680)
    Repurchased shares                                           (164)                   (266)                 (3,050)
                                                         ------------            ------------            ------------
        Net cash from financing activities                 13,457,495               6,645,109              (2,859,944)
                                                         ------------            ------------            ------------

Net change in cash and cash equivalents                     4,575,487              (1,523,344)                653,868

Cash and cash equivalents, at beginning of year             8,575,357              10,098,701               9,444,833
                                                         ------------            ------------            ------------

CASH AND CASH EQUIVALENTS, AT END OF YEAR                $ 13,150,844            $  8,575,357            $ 10,098,701
                                                         ============            ============            ============

Cash paid during the year for:
    Interest                                             $  5,448,854            $  4,683,824            $  3,871,809
    Federal income taxes, net of refunds                      286,455                 279,527                 523,000




         See accompanying notes to consolidated financial statements.

                   COMMERCIAL NATIONAL FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 1996, 1995 and 1994





NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting and reporting policies of Commercial National Financial Corporation (the Corporation) and its wholly-owned subsidiary, Commercial Bank (the Bank), conform to generally accepted accounting principles and to general practice within the banking industry. The following describes the significant accounting and reporting policies which are employed in the preparation of the consolidated financial statements.

Principles of Consolidation: The consolidated financial statements include the accounts of the Corporation and the Bank. All significant intercompany accounts and transactions have been eliminated in consolidation.

Nature of Operations and Concentrations of Credit Risk: The Corporation is a one-bank holding company which conducts no direct business activities. All business activities are performed by the Bank.

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

The principal markets for the Bank's financial services are the Michigan communities in which the Bank is located and the areas immediately surrounding these communities. The Bank serves these markets through nine offices located in Gratiot, Montcalm and Midland Counties in Michigan.

Use of Estimates: To prepare financial statements in conformity with generally accepted accounting principles, management makes estimates and assumptions based on available information. These estimates and assumptions affect the amounts reported in the financial statements and the disclosures provided. Actual results could differ from these estimates.

Areas involving the use of management's estimates and assumptions include the allowance for loan losses, fair values of certain securities and other financial instruments, the determination and carrying value of impaired loans, the carrying value of loans held for sale, the carrying value of other real estate, the determination of other-than-temporary reductions in the fair value of securities, recognition and measurement of loss contingencies, depreciation of premises and equipment and the carrying value and amortization of intangibles. Estimates that are more susceptible to change in the near term include the fair value of financial instruments, and the allowance for loan losses.



                                  (Continued)

                   COMMERCIAL NATIONAL FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 1996, 1995 and 1994





NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Cash Flow Reporting: Cash and cash equivalents are defined as cash and due from banks and federal funds sold. Net cash flows are reported for customer loan and deposit transactions and short-term borrowings with a maturity of 90 days or less.

Securities: Securities are classified as held to maturity and carried at amortized cost when management has the positive intent and ability to hold them to maturity. Securities are classified as available for sale when they might be sold before maturity. Securities available for sale are carried at fair value, with unrealized holding gains and losses reported separately in shareholders' equity, net of tax. Securities are classified as trading when held for short term periods in anticipation of market gains, and are carried at fair value. Securities are written down to fair value when a decline in fair value is not temporary.

Gains and losses on sales are determined using the specific identification method. Interest and dividend income, adjusted by amortization of purchase premiums and discounts, is included in earnings.

Loans Held for Sale: Loans held for sale are reported at the lower of cost or market value in the aggregate. Net unrealized losses are recorded in a valuation allowance by charges to income.

Loans: Loans are reported at the principal balance outstanding, net of deferred loan fees and costs, the allowance for loan losses, and charge-offs. Interest income is reported on the interest method and includes amortization of net deferred loan fees and costs over the loan term.

Interest income is not reported when full loan repayment is in doubt, typically when payments are past due over 90 days, unless the loan is both well secured and in the process of collection. Payments received on such loans are reported as principal reductions.

Allowance for Loan Losses: Because some loans may not be repaid in full, an allowance for loan losses is recorded. Increases to the allowance are recorded by a provision for loan losses charged to expense. Estimating the risk of loss and the amount of loss on any loan is necessarily subjective. Accordingly, the allowance is maintained by management at a level considered adequate to cover losses that are currently anticipated based on past loss experience, general economic conditions, information about specific borrower situations including their financial position and collateral values, and other factors and estimates which are subject to change over time. While management may periodically allocate portions of the allowance for specific problem loan situations, the whole allowance is available for any loan charge-offs that occur. A problem loan is charged-off by management as a loss when deemed uncollectible, although collection efforts continue and future recoveries may occur.



                                  (Continued)

                   COMMERCIAL NATIONAL FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 1996, 1995 and 1994





NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Effective January 1, 1995, the Corporation adopted Statement of Financial Accounting Standards (SFAS) No. 114, "Accounting by Creditors for Impairment of a Loan," as amended by SFAS No. 118, "Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosures."

Under SFAS No. 114 and No. 118, a loan is considered to be impaired when it is probable that the Corporation will be unable to collect all principal and interest amounts according to the contractual terms of the loan agreement. Impaired loans are carried at the present value of expected cash flows discounted at the loan's effective interest rate or at the fair value of the collateral if the loan is collateral dependent. A portion of the allowance for loan losses may be allocated to impaired loans. The effect of adopting these standards was included in the provision for loan losses for 1995, and was not considered material.

Smaller balance homogeneous loans are evaluated for impairment in total. Such loans include residential first mortgage loans secured by one-to-four family residences, residential construction loans, and automobile, home equity and second mortgage loans. Commercial loans and mortgage loans secured by other properties are evaluated individually for impairment. When analysis of borrower operating results and financial condition indicates that underlying cash flows of the borrower's business are not adequate to meet its debt service requirements, the loan is evaluated for impairment. Loans are generally moved to nonaccrual status when 90 days or more past due. These loans are often considered impaired. Impaired loans, or portions thereof, are charged-off when deemed uncollectible. The nature of disclosures for impaired loans is considered generally comparable to prior nonaccrual and renegotiated loans and non-performing and past-due asset disclosures.

Servicing Rights: Effective January 1, 1996, the Corporation adopted SFAS No. 122, "Accounting for Mortgage Servicing Rights." Prior to adopting SFAS No. 122, servicing right assets were recorded only for purchased rights to service mortgage loans. Subsequent to adopting this standard, servicing rights represent both purchased rights and the allocated value of servicing rights retained on loans sold. Servicing rights are expensed in proportion to, and over the period of, estimated net servicing revenues. Impairment is evaluated based on the fair value of the rights, using groupings of the underlying loans as to interest rates and then, secondarily, as to geographic and prepayment characteristics. Any impairment of a grouping is reported as a valuation allowance. The effect of adopting this standard was not material to the consolidated financial statements.

Excess servicing receivable is reported when a loan sale results in servicing in excess of normal amounts and is expensed over the life of the servicing on the interest method.

Premises and Equipment: Asset cost is reported net of accumulated depreciation. Depreciation expense is calculated on the straight-line method over asset useful lives. These assets are reviewed for impairment under SFAS No. 121 when events indicate the carrying amount may not be recoverable.


                                  (Continued)

                   COMMERCIAL NATIONAL FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 1996, 1995 and 1994





NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Other Real Estate: Real estate acquired in settlement of loans is initially reported at estimated fair value at acquisition. When the real estate is acquired, any excess of the related loan balance over the estimated fair value is charged to the allowance for loan losses. After acquisition, a valuation allowance reduces the reported amount to the lower of the initial amount or fair value less costs to sell. Expenses, gains and losses on disposition, and changes in the valuation allowance are reported in other expense.

Goodwill and Identified Intangibles: Goodwill is the excess of purchase price over identified net assets in business acquisitions. Goodwill is expensed on the straight-line method over no more than 25 years. Identified intangibles represent the value of depositor relationships purchased and is expensed on accelerated methods over 10 years. Goodwill and identified intangibles are assessed for impairment based on estimated undiscounted cash flows, and written down if necessary.

Employee Benefits: A benefit plan with 401(k) features cover substantially all employees. The plan allows participant compensation deferrals, with up to 6% of such deferrals matched at 100%. Expense of this defined contribution plan is based on the annual matching contributions and an additional 1% discretionary contribution.

Expense for employee compensation under stock option plans is based on APB Opinion 25, with expense reported only if options are granted below market price at grant date. Proforma disclosures of net income and earnings per share are provided as if the fair value method of SFAS No. 123 were used for stock-based compensation.

Income Taxes: Income tax expense is the sum of the current year income tax due or refundable and the change in deferred tax assets and liabilities. Deferred tax assets and liabilities are the expected future tax consequences of temporary differences between the carrying amounts and tax bases of assets and liabilities, computed using enacted tax rates. A valuation allowance, if needed, reduces deferred tax assets to the amount expected to be realized.

Stock Dividends: Dividends issued in stock are reported by transferring the market value of the stock issued from retained earnings to common stock and additional paid-in capital. Fractional shares are paid in cash for all stock dividends.



                                  (Continued)

                   COMMERCIAL NATIONAL FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 1996, 1995 and 1994





NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Fair Values of Financial Instruments: Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed separately. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect the estimates. The fair value estimates of existing on-and off-balance sheet financial instruments does not include the value of anticipated future business or values of assets and liabilities not considered financial instruments.

Earnings and Dividends Per Share: Earnings per share of common stock is based on weighted-average outstanding shares during the year plus dilutive common stock equivalents using the average stock price. Common equivalent shares are shares which may be issuable to employees upon exercise of outstanding stock options. Diluted earnings per share is calculated assuming any conversions occurred at the start of the year and uses ending market price, if more dilutive. The number of shares used to calculate net income per share has been adjusted for all stock dividends and was 866,811, 848,434 and 827,060 for 1996, 1995 and 1994, respectively.

Cash dividends per share are based on the number of shares outstanding at date of declaration, retroactively adjusted for stock dividends.

Reclassifications: Some items in prior financial statements have been reclassified to conform with the current presentation.


NOTE 2 - SECURITIES

Year end securities were as follows:


Held to Maturity
                                              Gross       Gross       Estimated
                                 Amortized    Unrealized  Unrealized  Fair
                                 Cost         Gains       Losses      Value
                                 -----------  ----------  ----------  -----------
1996
-------------------------------

   U.S. Treasury securities       $6,997,191      $9,452    $(5,643)   $7,001,000
   U.S. Government agency          4,175,955       9,471     (4,426)    4,181,000
   State and municipal            14,160,039     254,530   (112,569)   14,302,000
                                 -----------  ----------  ----------  -----------
                                 $25,333,185    $273,453  $(122,638)  $25,484,000
                                 ===========  ==========  ==========  ===========



                                  (Continued)

                   COMMERCIAL NATIONAL FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 1996, 1995 and 1994




NOTE 2 - SECURITIES (Continued)


                                              Gross       Gross       Estimated
                                 Amortized    Unrealized  Unrealized  Fair
                                 Cost         Gains       Losses      Value
                                 -----------  ----------  ----------  -----------
1995
-------------------------------
   U.S. Treasury                  $9,518,339     $73,866      $(205)   $9,592,000
   U.S. Government agency          6,288,087      46,913           -    6,335,000
   States and municipal           13,623,278     331,107   (120,385)   13,834,000
                                 -----------  ----------  ----------  -----------
                                 $29,429,704    $451,886  $(120,590)  $29,761,000
                                 ===========  ==========  ==========  ===========



Contractual maturities of debt securities at year end 1996 were as follows. Expected maturities may differ from contractual maturity because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.


                                        Held to Maturity Securities
                                       ------------------------------
                                                         Estimated
                                         Amortized          Fair
                                            Cost           Value
                                       --------------  --------------

           Due in one year or less         $9,392,026      $9,411,130
           Due from one to five years       7,899,971       7,946,456
           Due from five to ten years       7,651,520       7,723,492
           Due after ten years                389,668         402,922
                                       --------------  --------------

                                          $25,333,185     $25,484,000
                                       ==============  ==============

There were no sales of securities during 1996, 1995 and 1994.

Securities with par value of approximately $8,340,000 and $9,820,000 at year end 1996 and 1995 were pledged to secure public deposits and for other purposes, as required by law. In addition, $7,500,000 and $8,000,000 of securities were pledged against repurchase agreements at year end 1996 and 1995.

Except as indicated below, total securities of any state (including all its political subdivisions) were less than 10% of shareholders' equity. At year end 1996 and 1995, the amortized cost of investment securities issued by the state of Michigan and all its political subdivisions totaled $10,315,598 and $9,726,408 with an estimated market value of $10,316,000 and $9,834,000.



                                  (Continued)

                   COMMERCIAL NATIONAL FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 1996, 1995 and 1994





NOTE 3 - LOANS

Year end loans were as follows:


                                                                         1996              1995
                                                                   ---------------    ---------------
    Real estate
        Secured by single family residential properties            $    33,255,859    $    30,288,224
        Secured by nonfarm nonresidential properties                    40,514,036         36,490,195
        Secured by farmland                                              3,919,705          3,005,249
        Secured by multi-family residential properties                   7,568,156          4,352,142
        Construction and land development                                3,840,276          2,072,386
    Consumer
        Installment loans                                               18,169,809         12,998,384
        Credit card and related plans                                      889,544            715,133
    Commercial                                                          14,167,939         19,357,363
                                                                   ---------------    ---------------
                                                                       122,325,324        109,279,076
    Allowance for loan losses                                           (1,824,080)        (1,668,555)
                                                                   ---------------    ---------------

                                                                   $   120,501,244    $   107,610,521
                                                                   ===============    ===============


Certain directors and executive officers of the Corporation, including associates of such persons, were loan customers of the Corporation during 1996 and 1995. A summary of aggregate related party loan activity for loans aggregating $60,000 or more to any related party is as follows:


                                                                         1996              1995
                                                                   --------------     --------------

    Balance at beginning of year                                   $    3,806,000     $    3,737,000
    New loans                                                           9,189,000         11,542,000
    Repayments                                                         (8,882,000)       (11,473,000)
    Other changes, net                                                   (115,000)                 -
                                                                   --------------     --------------

    Balance at end of year                                         $    3,998,000     $    3,806,000
                                                                   ==============     ==============



Other changes include adjustments for persons included in one reporting period that are not reported in the other reporting period.



                                  (Continued)

                   COMMERCIAL NATIONAL FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 1996, 1995 and 1994





NOTE 4 - ALLOWANCE FOR LOAN LOSSES

Activity in the allowance for loan losses was as follows:


                                                                                1996            1995             1994
                                                                            ------------    ------------    ------------

    Beginning balance                                                       $  1,668,555    $  1,509,800    $  1,370,154
    Loans charged-off                                                           (175,051)       (188,567)       (220,667)
    Recoveries of previous charge-offs                                           100,576          97,322         130,313
    Provision charged to operations                                              230,000         250,000         230,000
                                                                            ------------    ------------    ------------
    Ending balance                                                          $  1,824,080    $  1,668,555    $  1,509,800
                                                                            ============    ============    ============

Impaired loans were as follows:
                                                                                                1996            1995
                                                                                            ------------    ------------

    Year end loans with no allowance for loan losses allocated                              $     23,252    $    134,969
    Year end loans with allowance for loan losses allocated                                       53,379         169,643
                                                                                            ------------    ------------
        Total impaired loans                                                                $     76,631    $    304,612
                                                                                            ============    ============

    Amount of the allowance allocated                                                       $     36,606    $     60,907
                                                                                            ============    ============

    Average balance of impaired loans during the year                                       $    163,405    $    295,491
                                                                                            ============    ============

    Interest income recognized during impairment                                            $      8,544    $     12,905
                                                                                            ============    ============

    Cash-basis interest income recognized                                                   $     26,592    $     19,202
                                                                                            ============    ============


At year end 1996 and 1995 nonaccrual loans were $-0- and $178,000.


NOTE 5 - LOAN SERVICING

Mortgage loans serviced for others are not reported as assets. These loans totalled $27,533,000 and $27,493,000 at year end 1996 and 1995. Related escrow deposit balances were approximately $9,500 and $70,800 at year end 1996 and 1995.




                                  (Continued)

                   COMMERCIAL NATIONAL FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 1996, 1995 and 1994





NOTE 6 - PREMISES AND EQUIPMENT


   Year end premises and equipment were as follows:

                                                                               1996            1995
                                                                            -----------    ------------
       Land                                                                $    310,689    $    310,689
       Buildings and improvements                                             2,504,057       2,491,413
       Furniture and equipment                                                4,614,840       3,612,465
                                                                           ------------    ------------
           Total cost                                                         7,429,586       6,414,567
       Less accumulated depreciation                                         (3,382,212)     (3,086,600)
                                                                           ------------    ------------

                                                                           $  4,047,374    $  3,327,967
                                                                           ============    ============


Depreciation expense amounted to $431,784, $281,339 and $226,384 in 1996, 1995 and 1994, respectively.


NOTE 7 - DEPOSITS

The maturity of all certificates of deposits for the next five years is as follows:


                1997                                                               $   40,361,141
                1998                                                                   10,101,716
                1999                                                                    4,482,439
                2000                                                                    1,333,045
                2001                                                                    1,399,596
                Thereafter                                                                839,843
                                                                                   --------------

                                                                                   $   58,517,780
                                                                                   ==============


Time deposit accounts individually exceeding $100,000 total $14,578,000 and $10,527,000 at year end 1996 and 1995.

Related party deposits totaled $1,046,000 and $721,000 at year end 1996 and 1995.




                                  (Continued)

                   COMMERCIAL NATIONAL FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 1996, 1995 and 1994





NOTE 8 - BORROWINGS

Federal funds purchased, securities sold under agreements to repurchase, and treasury tax and loan deposits are financing arrangements. Physical control is maintained for all securities sold under repurchase agreements. Information concerning securities sold under agreements to repurchase is summarized as follows:


                                                                                    1996             1995
                                                                                -------------    -------------

   Average daily balance during the year                                        $   5,818,000    $   4,913,000
   Average interest rate during the year                                                 5.05%            5.66%
   Maximum month-end balance during the year                                    $   7,801,000    $   7,511,000

Long-term borrowings at year end were:

                                                                                                 1996
                                                                                             ------------
   Variable rate advances from Federal Home Loan Bank                                        $  3,000,000
   Fixed rate advances from Federal Home Loan Bank                                              7,000,000
                                                                                             ------------
                                                                                             $ 10,000,000
                                                                                             ============

Fixed interest rates on advances range from 4.97% to 6.66% for borrowings outstanding at December 31, 1996. Advances with variable rates are based on the 3-month LIBOR rate less 3 basis points. Pursuant to collateral agreements with the Federal Home Loan Bank, advances are secured under a blanket lien arrangement by mortgage loans with a carrying value of approximately $26,172,000 at December 31, 1996. There were no long-term borrowings at year end 1995.

At year end 1996, scheduled principal reductions on long-term borrowings were:

                1997                                                                         $  4,000,000
                1998                                                                            3,000,000
                1999                                                                            3,000,000
                                                                                             ------------
                                                                                             $ 10,000,000
                                                                                             ============



NOTE 9 - EMPLOYEE BENEFITS

401(k) Plan: The Corporation maintains a 401(k) salary reduction plan under which participants may make deferrals up to 15% of compensation. The annual expense of the plan is based on fixed contributions of 1% and discretionary matching contributions of 100% of the elective deferrals on the first 6% of the participants compensation. Employee contributions are vested immediately and the Corporation's matching contributions are vested after six years. The plan covers substantially all employees of the Corporation. Contributions and related expense attributable to the plan was approximately $92,000, $94,000 and $98,000 in 1996, 1995 and 1994.


                                  (Continued)

                   COMMERCIAL NATIONAL FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 1996, 1995 and 1994





NOTE 9 - EMPLOYEE BENEFITS (Continued)

Stock Option Plans: SFAS No. 123, which became effective for 1996, requires proforma disclosures for companies that do not adopt its fair value accounting method for stock-based employee compensation. Accordingly, the following proforma information presents net income and earnings per share had the fair value method been used to measure compensation cost for stock option plans. The exercise price of options granted is equivalent to the market value of underlying stock at the grant date. Accordingly, compensation cost actually recognized for stock options was $0 for 1996, 1995 and 1994.

The fair value of options granted during 1996 and 1995 is estimated using the following weighted-average information: risk-free interest rate of 6.15% and 6.00%, expected life of 4.3 years, expected dividends of 4.0% and 4.2% per year and nominal expected stock price volatility.

                                             1996          1995
                                             -----         -----

        Net income as reported               $1,431,752    $1,667,824
        Proforma net income                   1,420,533     1,663,403

        Earnings per share as reported          $  1.65       $  1.96
        Proforma primary earnings per share     $  1.64       $  1.96


In future years, the proforma effect of not applying this standard is expected to increase as additional options are granted.

Stock option plans are used to reward employees and provide them with an additional equity interest. Options are issued for 2 and 7 year periods, with 100% vesting occurring six months after grant date. At year end 1996, 17,354 shares were authorized for future grants. Information about option grants follows.


                                           Number     Weighted-average
                                         of options    exercise price
                                         ----------  ------------------

         Outstanding, beginning of 1994      25,184              $15.34
         Granted                              7,107               21.58
         Exercised                          (12,580)              14.30
         Forfeited                           (4,628)              17.81
                                         ----------
         Outstanding, end of 1994            15,083               18.65
         Granted                             11,584               22.67
         Exercised                           (3,952)              18.01
         Forfeited                               (8)              17.55
                                         ----------
         Outstanding, end of 1995            22,707               20.81
         Granted                             11,251               26.67
         Exercised                           (5,245)              20.43
         Forfeited                             (218)              22.67
                                         ----------
         Outstanding, end of 1996            28,495               23.18
                                         ==========



                                  (Continued)

                   COMMERCIAL NATIONAL FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 1996, 1995 and 1994





NOTE 9 - EMPLOYEE BENEFITS (Continued)

The weighted-average fair value of options granted in 1996 and 1995 was $2.02 and $3.89. At year end 1996, options outstanding had a weighted-average remaining life of 4.30 years and a range of exercise price from $15.47 to $26.67.

Options exerciseable at year end are as follows.

                           Number           Weighted-average
                         of options          exercise price
                         ----------         -----------------
1994                      11,610              $15.78
1995                      11,155              $18.91
1996                      14,004              $20.43


NOTE 10 - FEDERAL INCOME TAXES

Income tax expense consists of:

                                                          1996                     1995                    1994
                                                          ----                     ----                    -----

       Current                                          $   326,000             $  483,000              $   511,000
       Deferred                                             (10,000)                 8,000                  (30,000)
                                                        ------------            ----------              -----------

                                                        $   316,000             $  491,000              $   481,000
                                                        ===========             ==========              ===========

Year end deferred tax assets and liabilities consist of:


                                                          1996                     1995
                                                          ----                     ----
    Allowance for loan losses                           $   244,000             $  192,000
    Accumulated depreciation                               (259,000)              (166,000)
    Alternative minimum tax                                  43,000                      -
    Other                                                     2,000                 (6,000)
                                                            -------             ----------

                                                        $    30,000             $   20,000
                                                        ===========             ==========





                                  (Continued)

                   COMMERCIAL NATIONAL FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 1996, 1995 and 1994




NOTE 10 - FEDERAL INCOME TAXES (Continued)

The effective tax rate differs from the statutory federal income tax rate as follows:

                                               1996                1995              1994
                                               ----                ----              ----
    Statutory rates                      $  594,000          $  734,000        $  684,000
    Increase (decrease) from
        Tax-exempt interest income         (299,000)           (262,000)         (233,000)
        Goodwill amortization                14,000              14,000            14,000
        Other, net                            7,000               5,000            16,000
                                         ----------          ----------        ----------

                                         $  316,000          $  491,000        $  481,000
                                        ===========          ==========        ==========



NOTE 11 - COMMITMENTS, OFF-BALANCE-SHEET RISK AND CONTINGENCIES

There are various contingent liabilities that are not reflected in the financial statements, including claims and legal actions arising in the ordinary course of business. In the opinion of management, after consultation with legal counsel, the ultimate disposition of these matters is not expected to have a material effect on financial condition or results of operations.

At year end 1996 and 1995, reserves of $1,009,000 and $991,000 were required as deposits with the Federal Reserve or as cash on hand. These reserves do not earn interest.

The Corporation leases certain branch facilities under lease agreements expiring through 2013, with optional renewal periods through 2028. Two of the leases are with a related party. Rental expense on these leases totaled $32,134 and $21,474 in 1996 and 1995, including $16,320 in 1996 and $5,650 in
1995 paid to the related party. As of December 31, 1996 there were no significant future rental commitments.

Some financial instruments are used in the normal course of business to meet the financing needs of customers and to reduce exposure to interest rate changes. These financial instruments include commitments to extend credit, standby letters of credit and financial guarantees. These involve, to varying degrees, credit and interest-rate risk in excess of the amount reported in the financial statements.

Exposure to credit loss if the other party does not perform is represented by the contractual amount for commitments to extend credit, standby letters of credit, and financial guarantees written. The same credit policies are used for commitments and conditional obligations as are used for loans. Collateral or other security is normally not required to support financial instruments with credit risk.






                                  (Continued)

                   COMMERCIAL NATIONAL FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 1996, 1995 and 1994





NOTE 11 - COMMITMENTS, OFF-BALANCE-SHEET RISK AND CONTINGENCIES
     (Continued)

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the commitment. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being used, the total commitments does not necessarily represent future cash requirements. Standby letters of credit and financial guarantees written are conditional commitments to guarantee a customer's performance to a third party.

A summary of the notional or contractual amounts of financial instruments with off-balance-sheet risk at year end follows:


                                              1996         1995
                                           -----------  -----------

             Commitments to extend credit  $23,568,000  $16,641,000
             Standby letters of credit       1,054,000      937,000
                                           -----------  -----------

                                           $24,622,000  $17,578,000
                                           ===========  ===========



NOTE 12 - FAIR VALUES OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used to estimate fair values for financial instruments. The carrying amount is considered to estimate fair value for cash and cash equivalents, FHLB stock, demand and savings deposits, short-term borrowings, and variable rate loans or deposits that reprice frequently and fully. Securities fair values are based on quoted market prices or, if no quotes are available, on the rate and term of the security and on information about the issuer. For fixed rate loans or deposits and for variable rate loans or deposits with infrequent repricing or repricing limits, the fair value is estimated by discounted cash flow analyses or underlying collateral values, where applicable. The fair value of long-term borrowings is based on currently available rates for similar financing. The fair value of other financial instruments and off-balance-sheet items approximate cost and are not considered significant to this presentation.



                                  (Continued)

                   COMMERCIAL NATIONAL FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 1996, 1995 and 1994





NOTE 12 - FAIR VALUES OF FINANCIAL INSTRUMENTS (Continued)

The estimated year end fair values of financial instruments were (in thousands):


                                                     1 9 9 6               1 9 9 5
                                               --------------------  --------------------
                                               Carrying     Fair     Carrying     Fair
                                                 Value      Value      Value      Value
                                               ---------  ---------  ---------  ---------
FINANCIAL ASSETS
Cash and cash equivalents                     $  13,151   $  13,151   $   8,575  $   8,575
Securities                                       25,333      25,484      29,430     29,761
FHLB stock                                        1,461       1,461         437        437
Loans, net of allowance                         120,501     120,925     107,611    109,783
                                              ---------    --------   ---------  ---------

                                              $ 160,446   $ 161,021   $ 146,053  $ 148,556
                                              =========   =========   =========  =========

FINANCIAL LIABILITIES
Demand and savings deposits                   $ (74,499)  $ (74,499)  $ (74,281)  $(74,281)
Time deposits                                   (58,518)    (59,316)    (55,420)   (55,930)
Securities sold under repurchase agreements      (5,602)     (5,602)     (5,305)    (5,305)
U.S. Treasury demand notes                         (942)       (942)       (560)      (560)
Long-term borrowings                            (10,000)     (9,943)          -          -
                                              ---------   ---------   ---------  ---------
                                              $(149,561)  $(150,302)  $(135,566) $(136,076)
                                              =========   =========   =========  =========

NOTE 13 - REGULATORY MATTERS

The Company and Bank are subject to regulatory capital requirements administered by federal banking agencies. Capital adequacy guidelines and prompt corrective action regulations involve quantitative measures of assets, liabilities, and certain off-balance-sheet items calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by regulators about components, risk weightings, and other factors, and the regulators can lower classifications in certain cases. Failure to meet various capital requirements can initiate regulatory action that could have a direct material effect on the financial statements.

The prompt corrective action regulations provide five classifications, including well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized, although these terms are not used to represent overall financial condition. If only adequately capitalized, regulatory approval is required to accept brokered deposits. If undercapitalized, capital distributions are limited, as is asset growth and expansion, and plans for capital restoration are required. The minimum requirements are:


                                                                 Capital to risk-
                                                                  weighted assets
                                                          --------------------------------           Tier 1 capital
                                                                    Total            Tier 1         to average assets
                                                                    -----            ------         -----------------

     Well capitalized                                                10%                6%                  5%
     Adequately capitalized                                           8%                4%                  4%
     Undercapitalized                                                 6%                3%                  3%



                                  (Continued)

                   COMMERCIAL NATIONAL FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 1996, 1995 and 1994




NOTE 13 - REGULATORY MATTERS (Continued)

                                                                                                        Minimum Required
                                                                             Minimum Required        To Be Well Capitalized
                                                                                For Capital          Under Prompt Corrective
                                                          Actual             Adequacy Purposes         Action Regulations
                                                   ---------------------    -------------------      -----------------------
                                                   Amount       Ratio       Amount      Ratio         Amount         Ratio
                                                   ------      -------      ------     -------        ------        -------
1996
Total capital (to risk weighted assets)
  Consolidated                                     $16.9        14.3%        $9.5        8.0%          $11.9         10.0%
  Bank                                             $15.6        13.2%        $9.5        8.0%          $11.9         10.0%
Tier 1 capital (to risk weighted assets)
  Consolidated                                     $15.4        13.0%        $4.7        4.0%           $7.1          6.0%
  Bank                                             $14.2        11.9%        $4.7        4.0%           $7.1          6.0%
Tier 1 capital (to average assets)
  Consolidated                                     $15.4         9.4%        $6.6        4.0%           $8.2          5.0%
  Bank                                             $14.2         8.7%        $6.5        4.0%           $8.1          5.0%

1995
Total capital (to risk weighted assets)
  Consolidated                                     $15.8        15.0%        $8.4        8.0%          $10.5         10.0%
  Bank                                             $15.2        14.3%        $8.5        8.0%          $10.6         10.0%
Tier 1 capital (to risk weighted assets)
  Consolidated                                     $14.5        13.8%        $4.2        4.0%           $6.3          6.0%
  Bank                                             $13.8        13.0%        $4.2        4.0%           $6.4          6.0%
Tier 1 capital (to average assets)
  Consolidated                                     $14.5         9.6%        $6.1        4.0%           $7.6          5.0%
  Bank                                             $13.8         9.4%        $5.9        4.0%           $7.3          5.0%



The Corporation and Bank were categorized as well capitalized at year end 1996.




                                  (Continued)

                   COMMERCIAL NATIONAL FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 1996, 1995 and 1994





NOTE 14 - PARENT COMPANY CONDENSED FINANCIAL STATEMENTS

The Corporation's primary source of funds to pay dividends to shareholders is the dividends it receives from the Bank. The Bank is subject to certain restrictions on the amount of dividends it may declare without prior regulatory approval. Accordingly, in 1997, the Bank may distribute to the Corporation, in addition to 1997 net profits, approximately $3,764,000 in dividends without prior approval from regulatory agencies.

Following are condensed parent company financial statements.

                            CONDENSED BALANCE SHEETS
                           December 31, 1996 and 1995


    ASSETS                                             1996         1995
                                                    -----------  -----------

    Cash                                            $ 1,067,629  $   909,967
    Investment in subsidiary                         14,266,764   13,887,793
    Other                                               423,164       64,881
                                                    -----------  -----------

        Total assets                                $15,757,557  $14,862,641
                                                    ===========  ===========

    LIABILITIES AND SHAREHOLDERS' EQUITY

    Dividends payable                               $   261,894  $   219,953
    Shareholders' equity                             15,495,663   14,642,688
                                                    -----------  -----------

        Total liabilities and shareholders' equity  $15,757,557  $14,862,641
                                                    ===========  ===========




                                  (Continued)

                  COMMERCIAL NATIONAL FINANCIAL CORPORATION
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                       December 31, 1996, 1995 and 1994

NOTE 14 - PARENT COMPANY CONDENSED FINANCIAL STATEMENTS (Continued)

                         CONDENSED STATEMENTS OF INCOME
                  Years ended December 31, 1996, 1995 and 1994


                                                   1996                    1995                     1994
                                                   ----                    ----                     ----

Interest on securities                         $   12,019              $         -             $         -
Dividends from subsidiary                       1,059,300                  979,600                       -
                                               ----------               ----------              ----------
    Total income                                1,071,319                  979,600                       -
Other expense                                      18,538                        -                       -
                                               ----------               ----------              ----------

NET INCOME BEFORE EQUITY IN UNDISTRIBUTED NET
 INCOME OF SUBSIDIARY                           1,052,781                  979,600                       -

Equity in undistributed net income of
 subsidiary                                       378,971                  688,224             $ 1,531,993
                                               ----------               ----------              ----------

NET INCOME                                     $1,431,752              $ 1,667,824             $ 1,531,993
                                               ==========               ==========              ==========

Net income per share                            $  1.65                $    1.96               $     1.85
                                               ========                 ========                =========


                         CONDENSED STATEMENTS OF CASH FLOWS
                      Years ended December 31, 1996, 1995 and 1994

                                                   1996                    1995                     1994
                                                   ----                    ----                     ----
CASH FLOWS FROM OPERATING ACTIVITIES
   Net income                                  $1,431,752              $ 1,667,824             $ 1,531,993
   Adjustment:
       Equity in undistributed net income of
        subsidiary                               (378,971)                (688,224)             (1,531,993)
       Change in other assets                    (358,283)                       -                       -
                                                ----------               ---------              ----------
Net cash from operating activities                694,498                  979,600                       -

CASH FLOWS FROM FINANCING ACTIVITIES
   Proceeds from sale of common stock             403,674                  347,028                 418,394
   Dividends paid and fractional shares          (940,346)                (800,068)               (715,680)
   Repurchased shares                                (164)                    (266)                 (3,050)
                                                ----------                ---------             -----------
Net cash for financing activities                (536,836)                (453,306)               (300,336)
                                                ----------                ---------             -----------

Net increase (decrease) in cash                   157,662                  526,294                (300,336)

Cash at the beginning of year                     909,967                  383,673                 684,009
                                                ----------               ---------              ----------

CASH AND CASH EQUIVALENTS, AT END OF YEAR      $1,067,629              $   909,967             $   383,673
                                                =========                =========              ==========

                            SELECTED FINANCIAL DATA




                                     1996          1995          1994          1993          1992
                                 ------------  ------------  ------------  ------------  ------------
                                 (In thousands except financial ratios and per share data)
FOR THE YEAR
   Net interest income                 $6,979        $6,870        $6,450        $5,973        $5,762
   Provision for loan losses              230           250           230           105           170
   Noninterest income                     683           665           718           836           730
   Noninterest expense                  5,685         5,126         4,925         4,860         4,622
   Net income                           1,432         1,668         1,532         1,415         1,303


AT YEAR END
   Total assets                       166,190       151,075       142,875       144,239       146,546
   Net loans                          120,501       107,611        98,525       100,637        97,440
   Total deposits                     133,017       129,701       125,090       129,259       127,689
   Long-term borrowings                10,000             -             -             -             -
   Shareholders' equity                15,496        14,643        13,458        12,282        10,962
   Average shares outstanding         866,811       848,434       827,060       807,763       784,280


FINANCIAL RATIOS
   Return on average assets               .92%         1.15%         1.07%         1.00%         1.01%
   Return on average
    shareholders' equity                 9.19         11.73         11.76         12.58         12.37
   Average equity capital to
    average assets                       9.76          9.79          9.12          7.93          8.19
   Allowance for loan losses to
    loans                                1.49          1.53          1.51          1.34          1.27
   Tier 1 leverage                       8.72          9.43          9.24          8.43          7.18
   Total risk-based capital             13.16         14.29         15.23         13.73         12.35
   Dividend pay-out                     68.37         49.56         47.41         47.20         47.18


PER SHARE DATA
   Net income                           $1.65         $1.96         $1.85         $1.75         $1.66
   Cash dividends                        1.13           .97           .88           .88           .83
   Book value, end of year              17.75         17.11         16.04         15.07         14.09




                See notes to consolidated financial statements.
            All per share data adjusted to reflect stock dividends.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This financial analysis should be read in conjunction with the consolidated financial statements and accompanying notes.

INTRODUCTION

The information in this financial analysis explains certain significant financial matters over the past several years. The financial information included in this annual report frequently compares current amounts to historical amounts. Financial information is presented on a consolidated basis including the subsidiary, Commercial Bank (the Bank), and the parent company, Commercial National Financial Corporation (Commercial National, also herein referred to as the consolidated entity). All per share information has been restated to reflect the 5% stock dividends in 1996, 1995 and 1994.

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

The principal source of revenue for Commercial National and the Bank is interest and fees on loans. The Bank's results of operations depend primarily on the level of its net interest income and other operating income and operating expenses. Net interest income depends upon the volume of interest-earning assets and interest-bearing liabilities and the interest rate earned or paid on them, respectively. The Bank's results of operations are also significantly affected by general economic and competitive conditions, particularly changes in market interest rates, and actions of regulatory authorities. On a consolidated basis, interest and fees on loans accounted for 79.8% of Commercial National's total income (comprised of interest income and other income) in 1996, 78.1% in 1995, and 75.5% in 1994. Interest on securities accounted for 13.0% of Commercial National's total revenues in 1996, 13.9% in 1995, and 16.1% in 1994.

The principal markets for the Bank's financial services are the Michigan communities in which the Bank is located and the areas immediately surrounding these communities. Commercial National and the Bank serve these markets through nine offices located in and near these communities.

Commercial National and the Bank employ approximately 95 persons on a full-time equivalent basis.

FINANCIAL CONDITION

COMPARISON OF 1996 TO 1995

Total assets increased to $166.2 million as of December 31, 1996 from $151.1 million as of December 31, 1995, an increase of $15.1 million or 10.0%. Shareholders' equity increased approximately $850,000 or 5.83% from $14.6 million at December 31, 1995 to $15.5 million at December 31, 1996. The increase in shareholders' equity was the result of $1.4 million in earnings for 1996 and approximately $400,000 from issuance of additional shares of common stock, less the impact of cash dividends paid on common shares of approximately $979,000.

Total cash and cash equivalents increased from $8.6 million at December 31, 1995 to $13.2 million at December 31, 1996. Securities held to maturity decreased from $29.4 million at December 31, 1995 to $25.3 million at December 31, 1996. The increases in cash and cash equivalents is primarily a result of the decrease in securities, and increases in deposits and long-term debt.

Net loans increased $12.9 million, or 12.0% from $107.6 million at December 31, 1995 to $120.5 million at December 31, 1996. Real estate loans for single family houses increased by $3.0 million due to the Bank holding a greater number of these loans versus selling them into the secondary market. Real estate loans secured by nonfarm nonresidential properties, farmland, multi-family residential properties and construction and land development increased by $9.9 million and commercial loans declined $5.2 million, primarily as the result of a change in the Bank's customer base. Consumer loans increased $5.3 primarily due to increased financing needs relating to improved automobile sales.

Total deposits increased $3.3 million or 2.5% from $129.7 million at December 31, 1995 to $133.0 million at December 31, 1996. The increase in deposits was primarily the result of an increase of $3.1 million in time deposits. Management attributes growth in time deposits to customer preferences for higher yielding instruments of deposit as opposed to the liquidity afforded lower yielding transactional accounts. The Bank's pricing of time deposits is consistent with that of its competitors. At December 31, 1996 the Bank had $40.4 million in time deposits with terms of one year or less.

Long-term borrowings increased to $10.0 million as of December 31, 1996, as the Bank obtained advances from the Federal Home Loan Bank of Indianapolis ("FHLB") during 1996. The FHLB has designed various borrowing programs to assist financial institutions in managing liquidity needs and interest rate risk. These advances have both fixed and variable interest rates and stated maturities ranging through 1999. These advances were used to fund loan demand as deposit growth did not provide sufficient funds during 1996.

RESULTS OF OPERATIONS

COMPARISON OF 1996 TO 1995

GENERAL. Commercial National reported net income of $ 1.4 million in 1996, a decrease of $300,000 or 17.6%, over 1995 net income of $1.7 million. Return on average shareholders' equity for 1996 was 9.19% compared to 11.73% for 1995. The 1996 return on average assets was 0.92% compared to 1.15% for 1995.

NET INTEREST INCOME. Net interest income is the difference between interest earned on interest-earning assets and interest paid on interest-bearing liabilities. Changes in the mix and volume of assets and liabilities, and the yields and rates earned or paid, have a major impact on earnings. The level of net interest income achieved is also influenced by market rates of interest, the financial strength of loan customers and the federal government's monetary policies. Interest income represented 94.7% of total income in 1996 and 94.6% in 1995.

For the year ended December 31, 1996, total interest income was $12.3 million, an increase of $600,000 from $11.7 million for 1995. Total interest expense increased $500,000 from $4.8 million in 1995 to $5.3 million in 1996. As a result, net interest income increased $100,000 from $6.9 million in 1995 to $7.0 million in 1996.

INTEREST INCOME. On a fully taxable-equivalent basis (whereby tax-exempt income is adjusted to be comparable to income from taxable investments), total interest income increased by $688,000 or 5.69% from 1996 and 1995. The increase is primarily due to a $9.7 million or 7.02%, increase in average outstanding interest-earning assets ($147.3 million for 1996 and $137.7 million for 1995). This increase is partially offset by a .12% decrease in average interest rates from 8.78% in 1995 to 8.67% in 1996. The average interest rate for loans decreased from 9.37% in 1995 to 9.18% in 1996. The decrease in the average interest rate for loans is a direct result of the decrease in the prime rate charged by the Bank; the majority of the Bank's loan portfolio rates are tied to the prime rate. The Bank's prime rate decreased in early 1996 to 8.25% compared to 1995 levels of 8.50 - 9.00%. This rate decrease was offset by average loan growth of $9.9 million or 9.46%, which primarily consisted of growth in the single family residential, nonfarm nonresidential and multi-family real estate and consumer loan portions of the portfolio. Average interest rates for securities decreased from 7.20% in 1995 to 7.06% in 1996, largely due to the purchase of lower-rate securities as higher rate securities matured and were replaced. The effect of this rate decrease was partially offset by the effect of slightly increased average outstanding balances resulting in a nominal increase in interest income on securities of 2.1% from 1995 to 1996. The average balance outstanding for federal funds sold decreased by 37.4% from $5.5 million in 1995 to $3.4 million in 1996. The average interest rate also decreased from 5.72% in 1995 to 5.44% in 1996 as a result of the decrease in rates paid for federal funds sold in 1996 over 1995. The Bank purchased Federal Home Loan Bank stock in 1995 and 1996 and first received dividends in 1996 at a rate of 7.87%.

INTEREST EXPENSE. Increases in total interest expense are primarily attributable to the increases in the average outstanding balances of interest-bearing liabilities, partially offset by the marginally lower average interest rates. Interest expense on deposits increased as a result of changes in deposit mix and greater reliance on higher priced time deposits to fund loan growth. The average outstanding balance of time certificates of deposits and the year end balance of time certificates of deposits increased $3.4 million or 6.5%, and $3.1 million or 5.6% respectively. Additionally, the rates paid on these deposits increased as well from 5.46% in 1995 to 5.63% in 1996. The increase in time certificates of deposit corresponds to the general increase in market rates in 1996 for these deposits as well as the Bank's higher-yielding "Evergreen" certificate of deposit program. Consistent with other financial institutions, the Bank was forced to increase the rates offered on the higher balance deposit products as increased yields on other investment vehicles drew customer funds away from the Bank. Interest rates paid on interest-bearing demand deposits and savings accounts decreased from 2.77% in 1995 to 2.66% in 1996. Interest expense on securities sold under agreement to repurchase increased slightly. The decrease in rates paid, from 5.66% in 1995 to 5.06% in 1996, was offset by a 20.3% increase in the average balance from $4.4 million in 1995 to $5.9 million in 1996. Interest expense on long-term debt of $283,000 was incurred during 1996 as a result of the Bank obtaining $10 million in advances from the FHLB.

The Bank is unable to predict the impact on future earnings as a result of the higher rates paid on time deposits due to uncertainties regarding economic conditions in 1997 and beyond. While the Bank expects rates paid on interest-bearing demand deposits, savings accounts and time certificates of deposit issued in 1997 will fall, earnings could be negatively impacted if interest rates on interest-earning assets fall significantly due to changes in market interest rates. The Bank would be negatively impacted as a large portion of its loan portfolio consists of adjustable rate loans which fluctuate with changes in the prime rate.

As discussed in the Asset/Liability Management section of this financial review, the Bank attempts to manage the structure (i.e., categories and maturities) of the balance sheet to minimize the effects of interest rate fluctuations. The Bank's net interest margin (net interest income divided by total earning assets) decreased from 5.31% in 1995 to 5.09% in 1996 and the interest spread (average rate earned minus average rate paid) decreased from 4.68% in 1995 to 4.47% in 1996. While it is difficult to predict 1997 interest rates, it is anticipated that rates will remain stable through most of the year.

PROVISION AND ALLOWANCE FOR LOAN LOSSES. The provision for loan losses reflects management's judgment of the cost associated with the credit risk inherent in the loan portfolio. The provision is determined through management's assessment of the quality of the loan portfolio, current as well as future economic factors, and the volume of loans outstanding. Provision amounts from year-to-year are also affected by the level of net charge-offs and management's perception of the adequacy of the allowance for loan losses. The provision for loan losses for 1996 was $230,000, a decrease of $20,000 over the 1995 provision of $250,000. Net charge-offs decreased slightly in 1996 to $74,000 from $91,000 in 1995. The lack of a significant change in net charge-offs is a result of the seasoning of the Bank's portfolio. However, due to the substantial loan growth in 1996, future charge-off activity could increase.

At December 31, 1996, the allowance for loan losses amounted to $1.8 million or 1.49% of total loans outstanding, compared to $1.7 million or 1.53% of total loans at December 31, 1995. The allowance is maintained in consideration of the perceived credit risk in the loan portfolio. Management's determination of the adequacy of the allowance for loan losses is based upon a continuing review of the loan portfolio which includes past loan loss experience, current economic conditions, loan volume, composition of the loan portfolio and additional factors. The $100,000 increase in the allowance for loan losses from 1995 to 1996 (compared to a $200,000 increase from 1994 to 1995) is primarily attributable to loan growth.

Non-accrual, past due and restructured loans decreased by $97,000 or 40.6%, from $239,000 to $142,000 at December 31, 1995 and 1996, respectively. Generally, the accrual of interest income on a loan is suspended when the loan becomes 90 days past due, unless the loan is fully secured and is in the process of collection. A restructured loan is generally one that is accruing interest, but on which concessions in terms have been granted as a result of deterioration in the financial condition of the borrower. Management believes that the allowance for loan losses is adequate at December 31, 1996 based upon its analysis of loss potential. The Bank's policy is to maintain an allowance sufficient to cover expected losses based on its analysis of the loan portfolio and at a reasonable level considering historical net charge-offs for the Bank. However, the Bank does expect the level of net charge-offs to increase in the future as a result of planned loan growth and changes in the loan mix within the portfolio.

At December 31, 1996 the Bank has no significant concentrations of loans to any group of borrowers engaged in similar activities that would be impacted by economic or other conditions.

NONINTEREST INCOME. Noninterest income primarily consists of fees for services and products. Income related to service charges on deposit accounts consists of fees for demand deposit accounts, overdraft and non-sufficient fund charges, and automatic teller machine transactions. Total income from service charges on deposit accounts was $292,000 for 1996 compared to $213,000 for 1995. The increase from 1995 is primarily due to an increase in the Bank's per item overdraft fee.

The remaining category of noninterest income is derived from services that include fees for mortgage servicing and processing, mortgage fee income from new and refinanced loans sold, safe deposit box rentals, travelers check sales and other miscellaneous categories. Other income was $391,000 for 1996, a $61,000 or a 13.5% decrease from the 1995 level of $452,000. The net decrease was primarily comprised of $40,000 of interest received in 1995 upon the amendment of prior year tax returns, and a $20,000 decrease in student loan fee income. Beginning in 1996, student loans are primarily originated directly by the borrower with colleges and universities.

Due to the variety of income sources included in noninterest income, fluctuations in the level of income will occur from year to year. No other individual component of this category is significant during 1995 or 1996.

NONINTEREST EXPENSE. Noninterest expense increased $600,000 or 11.8% from $5.1 million in 1995 to $5.7 million in 1996. Four primary factors resulted in this increase. First, salary and employee benefits increased $300,000 or 11.5% when comparing 1996 to 1995. The increase is attributable to salaries associated with a full year of operations for the supermarket branch which opened in 1995 and the opening of the Midland branch in January 1996. Second, expenses associated with furniture and equipment increased $197,000 or 49.13% in 1996 primarily due to upgrades in technology. PC networks were installed in all branches to automate the deposit and loan processes and imaging equipment was purchased to further automate check processing. In 1997 additional equipment will be purchased to begin offering home banking services for the Bank customers. Third, printing and supplies expense increase $121,000 or 54.8% due to additional costs associated with the new technology processes and the opening of the Midland branch. Fourth, a decline in Federal Deposit Insurance Corporation (FDIC) premium expense of $24,000 in 1996 helped to offset the previous two increases discussed. This decline in FDIC premium expense was incurred despite a $77,000 one-time assessment in 1996 to recapitalize the Savings Association Insurance Fund ("SAIF").

INCOME TAXES. The effective federal income tax rate for 1996 was 18.1% which is comparable to the 22.7% effective rate for 1995. The $175,000 decrease in federal income taxes for 1996 is attributable to decreased pre-tax earnings and factors resulting in an alternative minimum tax position.

COMPARISON OF 1995 TO 1994

GENERAL. Commercial National reported net income of $1.7 million in 1995, an increase of $136,000, or 8.9%, over 1994 net income of $1.5 million. Return on average shareholders' equity for 1995 was 11.7% compared to 11.8% for 1994.
The 1995 return on average assets was 1.15% compared to 1.07% for 1994.

NET INTEREST INCOME. For the year ended December 31, 1995, total interest income was $11.7 million, an increase of $1.4 million or 13.6% from $10.3 million for 1994. Total interest expense increased $897,000 from $3.9 million in 1994 to $4.8 million in 1995. As a result, net interest income increased $420,000 from $6.4 million in 1994 to $6.9 million in 1995.

INTEREST INCOME. On a fully taxable-equivalent basis, total interest income increased by $1.4 million from 1995 to 1994. This increase was due to a $2.3 million increase in average outstanding earning assets ($137.7 million for 1995 and $135.4 million for 1994) and an increase in average interest rates (8.79% for 1995 and $7.92% for 1994). The Bank's prime rate increased in early 1995 to 9%, but fell nominally in late 1995 to 8.5%. This rate increase was supplemented by total loan growth of approximately $9.2, or 9.2%, which primarily consisted of growth in the nonfarm nonresidential real estate and commercial portions of the portfolio. Average interest rates for securities increased from 6.37% in 1994 to 7.53% in 1995, largely due to the purchase of higher-rate investments as lower rate investments matured and were replaced. The effect of this rate increase was more than offset by the effect of reduced average outstanding balances, resulting in a nominal decrease in interest income on securities. The average balance outstanding for short-term investments increased by 3.50% from $5.3 million in 1994 to $5.5 million in 1995. The average interest rate for short-term investments also increased from 4.02% in 1994 to 5.88% in 1995 as a result of the increase in rates paid for federal funds sold in 1995 over 1994.

INTEREST EXPENSE. Interest on deposits increased as a result of changes in deposit mix and greater reliance on higher priced time deposits to fund loan growth. The average outstanding balance of time certificates of deposits and the year end balance of time certificates of deposits increased $4.9 million or 10.7%, and $8.2 million or 17.5%, respectively. Additionally, the rates paid on these deposits increased as well from 4.52% in 1994 to 5.46% in 1995. Interest rates paid on interest-bearing demand deposits and savings accounts also increased from 2.54% in 1994 to 2.77% in 1995. Consistent with other financial institutions, the Bank was forced to increase the rates offered on deposit products as increased yields on other investment vehicles drew customer funds away from the Bank.

PROVISION AND ALLOWANCE FOR LOAN LOSSES. The provision for loan losses for 1995 was $250,000, an increase of $20,000 over the 1994 provision of $230,000. The Bank experienced net charge-offs of $91,000 in 1995 and net charge-offs $90,000 in 1994, a change of $1,000. The lack of significant change in net charge-off loans is a result of the seasoning of the Bank's portfolio.

At December 31, 1995, the allowance for loan losses amounted to $1.7 million or 1.53% of total loans outstanding, compared to $1.5 million or 1.51% of total loans at December 31, 1994. While the level of non-accrual, past due and restructured loans decreased from the prior year, the allowance for loan losses was increased in 1995 to a level comparable to the Bank's peer group considering historical net charge-offs for the Bank and the industry as a whole.

NONINTEREST INCOME. Total income from service charges on deposit accounts was $213,000 for 1995 compared to $303,000 for 1994. The decrease from 1994 is primarily due to the reduction of the Bank's per item overdraft fee. Other income was $452,000 for 1995, a $36,000 or 8.65%, increase from the 1994 level of $416,000. The increase was primarily comprised of three items; $74,000 of interest received upon amendment of prior year tax returns, a $28,000 increase in merchant charge card fees due to the offering of debit card services to Bank deposit customers, offset by a $61,000 decrease in income generated from the sale of single family residential mortgages in the secondary market. This decrease was expected as purchase and refinancing activity remained low due to higher long-term interest rates.

No other individual component of this category was significant during 1995 or 1994.

NONINTEREST EXPENSE. Salaries and employee benefits, totaling $2.6 million for 1995, remained consistent with the 1994 amount, changing only slightly due to employee changes at different salary levels.

The FDIC assessment decreased $141,000 during 1995 to $150,000 compared to $291,000 in 1994. The decrease was due to the Bank Insurance Fund (BIF) of the FDIC meeting the legally mandated reserve level in the second quarter of 1995 and the resultant decrease in deposit premiums from $.23 to $.04 per $100 of deposits effective June 1, 1995. Of the total $141,000 assessment paid in 1995, $116,000 was paid into the BIF and $34,000 was paid into the SAIF.

Furniture and equipment expense and printing and supplies increased in 1995 primarily due to the opening of one supermarket branch and preparation for the opening of a second supermarket branch. Of the $208,000 increase in other expenses for 1995 compared to 1994, $47,000 was incurred for increased advertising and $43,000 related to the write-off of a receivable for the reimbursement of costs incurred for environmental remediation on property foreclosed on and disposed of in prior years. The remaining difference is attributable to a number of items which are not individually significant.

INCOME TAXES. The effective federal income tax rate for 1995 was 22.7% which is comparable to the 23.9% effective rate for 1994. The $10,000 increase in federal income taxes for 1995 is attributable to increased pre-tax earnings offset by increased tax-exempt interest income.


ASSET/LIABILITY MANAGEMENT

Asset/Liability management involves developing, implementing and monitoring strategies to maintain sufficient liquidity, maximize net interest income and minimize the impact significant fluctuations in market interest rates have on earnings. The Asset/Liability Committee is responsible for managing this process. Much of this committee's efforts are focused on minimizing Commercial National's sensitivity to changes in interest rates. One method of gauging sensitivity is by a static gap analysis. Commercial National's static gap position at December 31, 1996 is shown in the following table:

                        REPRICEABLE OR MATURING WITHIN


---------------------------------------------------------------------------------------
                                      0-30       31-90     91-365    Over 1
(In thousands)                        days       days       days      year     Total
---------------------------------------------------------------------------------------
INTEREST-EARNING ASSETS:
Loans                               $  43,461  $   3,190  $  17,644  $58,030  $122,325
Securities                                  -      2,000      7,599   15,734    25,333
Federal Home Loan Bank Stock            1,461          -          -        -     1,461
Federal funds sold                      6,600          -          -        -     6,600
                                    ---------  ---------  ---------  -------  --------
Total interest-earning assets          51,522      5,190     25,243   73,764   155,719
                                    ---------  ---------  ---------  -------  --------

INTEREST-BEARING LIABILITIES:
Demand deposits                        36,010          -          -        -    36,010
Savings deposits                       21,379          -          -        -    21,379
Time deposits                          12,323     10,876     17,162   18,157    58,518
Securities sold under
 agreement to repurchase                5,457        145          -        -     5,602
U.S. Treasury demand notes                942          -          -        -       942
Long-term borrowings                        -      2,000      2,000    6,000    10,000
                                    ---------  ---------  ---------  -------  --------
Total interest-bearing liabilities     76,111     13,021     19,162   24,157   132,451
                                    ---------  ---------  ---------  -------  --------

Asset (liability) gap               $ (24,589) $  (7,831) $   6,081  $49,607  $ 23,268
                                    =========  =========  =========  =======  ========

Cumulative asset (liability) gap    $ (24,589) $ (32,420) $ (26,339) $23,268
                                    =========  =========  =========  =======

As shown, Commercial National had a cumulative liability gap position of $26.3 million within the one-year time frame. This position suggests that if market interest rates decline in the next 12 months, Commercial National has the potential to earn more net interest income. A limitation of the traditional static gap analysis, however, is that it does not consider the timing or magnitude of noncontractual repricing. In addition, the static gap analysis treats demand and savings accounts as repriceable within 30 days, while experience suggests that these categories of deposits are actually comparatively resistant to rate sensitivity. Although the static gap sensitivity varies from time frame to time frame, management has the ability to adjust rates on deposit accounts in an effort to achieve a neutral interest sensitivity position within the intermediate term.


LIQUIDITY

Liquidity is generally defined as the ability to meet cash flow requirements. Commercial National manages liquidity at two levels, the parent company and its subsidiary, Commercial Bank. The parent company's primary cash requirement is to pay dividends to Commercial National's shareholders. Its primary source of funds is dividends received from its subsidiary bank.

Commercial Bank's primary liquidity consideration is to meet the cash flow needs of its customers, such as borrowings and deposit withdrawals. To meet cash flow requirements, sufficient sources of liquid funds must be available. These sources include short-term investments; repayments and maturities of loans and securities; sales of assets; growth in deposits and other liabilities; and bank profits. At December 31, 1996, Commercial Bank had approximately $6.6 million in federal funds sold. In addition, approximately $9.4 million of securities were scheduled to mature within one year. Principal reductions received on loans also provide a continual stream of cash flows. Another source of liquid funds is net cash provided from operating activities, which provided $2.4 million of cash in 1996. Finally, as a member of the Federal Home Loan Bank of Indianapolis, Commercial Bank can access advances under a borrowing agreement. At December 31, 1996, the Bank had $10 million of borrowings with the FHLB.


CAPITAL RESOURCES

Management believes that a strong capital position is paramount to its continued profitability and continued depositor and investor confidence. It also enables Commercial National flexibility to take advantage of expansion opportunities and to accommodate larger commercial loan customers. Regulators have established "risk based" capital guidelines for banks and bank holding companies. Under the guidelines, minimum capital levels are based on the perceived risk in asset categories and certain off-balance-sheet items, such as loan commitments and standby letters of credit. Management monitors its capital levels to comply with regulatory requirements. Commercial Bank's capital ratios were well in excess of regulatory standards for classification as "well capitalized" and approximated the capital ratios of Commercial National. Being considered "well capitalized" is one condition for assessing the federal deposit insurance premium at the lowest available rate.

IMPACT OF INFLATION

The consolidated financial statements and notes thereto presented herein have been prepared in accordance with generally accepted accounting principles, which require the measurement of financial position and operating results in terms of historical dollars without considering the change in the relative purchasing power of money over time due to inflation. The impact of inflation is reflected in the increased cost of Commercial National's operations. Nearly all the assets and liabilities of Commercial National are financial, unlike most industrial companies. As a result, performance is directly impacted by changes in interest rates, which are indirectly influenced by inflationary expectations. Commercial National's ability to match the interest sensitivity of its financial assets to the interest sensitivity of its financial liabilities in its asset/liability management may tend to minimize the effect of changes in interest rates on it's performance. Changes in interest rates do not necessarily move to the same extent as do changes in the prices of goods and services.


NEW ACCOUNTING PRONOUNCEMENTS

SFAS NO. 125, "ACCOUNTING FOR TRANSFERS AND SERVICING OF FINANCIAL ASSETS AND EXTINGUISHMENTS OF LIABILITIES"

This statement provides authoritative guidance as to the accounting and financial reporting for transfers and servicing of financial assets and extinguishments of liabilities. Example transactions covered by SFAS No. 125 include asset securitizations, repurchase agreements, wash sales, loan participations, transfers of loans with recourse and servicing of loans. The Standard is based on a consistent application of a financial-components approach that focuses on control. The Statement provides consistent criteria for distinguishing transfers of financial assets that are sales from transfers that are secured borrowings. The Statement also requires measuring instruments that have a substantial prepayment risk at fair value, much like debt instruments classified as available for sale or trading. While SFAS No. 125 supersedes SFAS No. 122, "Accounting for Mortgage Servicing Rights," it only marginally modifies the accounting and disclosure requirements of SFAS No. 122. SFAS No. 125, as amended by SFAS No. 127, is effective on a prospective basis for some transactions in 1997 and others in 1998. This statement is not anticipated to have a material effect on Commercial National's financial position or results of operation in 1997.

COMMON STOCK INFORMATION

There is no established public trading market for the Commercial National Financial Corporation common stock, and there is no published information concerning bid or ask quotations. There were, so far as the Corporation's management knows, 44 sales involving a total of 27,200 shares of stock during 1996. The price was reported to management for only some of these transactions, and management is generally unable to confirm the prices which were reported. During 1996 and 1995 the price ranges of transactions reported were:

                       1 9 9 6                          1 9 9 5
                ----------------------          ----------------------
                Shares   Actual Price           Shares   Actual Price
                Traded      Range               Traded      Range

First Quarter    6,300  $24.29 - 26.19           5,000  $21.82 - 23.18
Second Quarter   4,600   25.71 - 29.52             700   22.27 - 23.18
Third Quarter   13,600   25.71 - 27.38           9,500   22.50 - 23.18
Fourth Quarter   2,700   26.00 - 28.00           4,200   23.33 - 24.76

The above prices have been adjusted for the 5% stock dividend issued in November 1996 and 1995.

There were 872,982 shares outstanding on December 31, 1996, and there are approximately 593 shareholders or record.


DIVIDEND INFORMATION

The holders of the Commercial National Financial Corporation common stock are entitled to dividends when, and if declared by the Board of Directors of the Corporation out of funds legally available for that purpose. The Board of Directors does not declare dividends based on any predetermined dividend policy but has paid regular quarterly cash dividends for the past seven years. The following table sets for the dividends per share declared during 1996 and 1995.

                                  First      Second       Third       Fourth
                                 Quarter     Quarter     Quarter      Quarter
                                 -------     -------     -------      -------

                    1995            $.23        $.24        $.25         $.25
                    1996             .26         .29         .29          .29

Per share amounts have been adjusted retroactively to reflect the 5% stock dividends issued in November of 1996 and 1995.

The Corporation's principal source of funds to pay cash dividends is the earnings of the Bank. Consequently, cash dividends are dependent upon the earnings, capital requirements, regularly constraints and other factors affecting the Bank. Based on projected earnings, management expects the Corporation to declare and pay regular quarterly cash dividends on its common shares in 1997.