Form 10-K405, Exhibit 13
period 1997-12-31
COMMERCIAL NATIONAL FINANCIAL CORP /MI
filed 1998-03-30
CIK 828535

                                                                      EXHIBIT 13


                            SELECTED FINANCIAL DATA


                                               1997        1996        1995        1994        1993
                                            ----------  ----------  ----------  ----------  ----------
                                             (IN THOUSANDS EXCEPT FINANCIAL RATIOS AND PER SHARE DATA)
FOR THE YEAR
 Net interest income                        $   7,354   $   6,979   $   6,870   $   6,450   $   5,973
 Provision for loan losses                       (395)       (230)       (250)       (230)       (105)
 Noninterest income                             1,099         683         665         718         836
 Noninterest expense                           (5,867)     (5,684)     (5,126)     (4,925)     (4,860)
                                            ---------   ---------   ---------   ---------   ---------
 Income before income tax expense               2,191       1,748       2,159       2,013       1,844
 Income tax expense                              (499)       (316)       (491)       (481)       (429)
                                            ---------   ---------   ---------   ---------   ---------

   Net income                               $   1,692   $   1,432   $   1,668   $   1,532   $   1,415
                                            =========   =========   =========   =========   =========

AT YEAR END
 Total assets                               $ 172,405   $ 166,190   $ 151,075   $ 142,875   $ 144,239
 Net loans                                    122,458     120,501     107,611      98,525     100,637
 Total deposits                               133,947     133,017     129,701     125,090     129,259
 FHLB advances                                 13,000      10,000           -           -           -
 Shareholders' equity                          16,883      15,496      14,643      13,458      12,282

FINANCIAL RATIOS
 Return on average assets                        1.03%       0.92%       1.15%       1.07%       1.00%
 Return on average shareholders' equity         10.49        9.41       11.73       11.76       12.58
   Average shareholders' equity
    to average assets                            9.81        9.76        9.79        9.12        7.93
   Allowance for loan losses to loans            1.66        1.49        1.53        1.51        1.34
   Tier 1 leverage                              10.26        9.43        9.43        9.24        8.43
   Total risk-based capital                     14.73       14.29       14.29       15.23       13.73
   Dividend pay-out                             69.23       68.37       49.56       47.41       47.20

  PER SHARE DATA
   Basic earnings                           $    1.80   $    1.57   $    1.87   $    1.76   $    1.67
   Diluted earnings                              1.80        1.57        1.87        1.76        1.67
   Dividends declared                            1.24        1.08         .92         .84         .84
   Book value, end of year                      17.69       16.90       16.30       15.28       14.35


All per share data adjusted to reflect stock splits and stock dividends.







                                                                              3.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
 RESULTS OF OPERATIONS

INTRODUCTION
The following discussion provides further information about the financial condition and results of operations of Commercial National Financial Corporation. It should be read in conjunction with the consolidated financial statements included elsewhere in this Annual Report.

BUSINESS OF COMMERCIAL NATIONAL FINANCIAL CORPORATION
Commercial National Financial Corporation (the Corporation or Commercial), a bank holding company, was incorporated in Michigan on December 30, 1987. On May 31, 1988, the Corporation acquired all of the stock of Commercial National Bank, a national banking association chartered in 1962. On December 30, 1992, Commercial National Bank converted to a state-chartered bank under the name Commercial Bank (the Bank).

The Bank's business is concentrated in a single industry segment - commercial banking. The Bank provides a full range of banking services to individuals, agricultural businesses, commercial businesses and light industries located in its service area. The Bank maintains a diversified loan portfolio, including loans to individuals for home mortgages, automobiles and personal expenditures, and loans to business enterprises for current operations and expansion. The Bank offers a variety of deposit products, including checking, savings, money market and individual retirement accounts and certificates of deposit.

The principal markets for the Bank's financial services are the mid-Michigan communities in which the Bank is located and the areas immediately surrounding these communities. The Bank serves these markets through seven offices located in or near these communities. Neither the Corporation nor the Bank has any material foreign assets or income.

The principal source of revenue for the Corporation and its subsidiary is interest and fees on loans. On a consolidated basis, interest and fees on loans accounted for 79.69% of the Corporation's total revenue in 1997, 79.82% in 1996, and 78.05% in 1995. Interest on investment securities accounted for 9.85% of the Corporation's total revenues in 1997, 13.03% in 1996 and 13.95% in 1995.

1997 HIGHLIGHTS
Net income for the year ended December 31, 1997 was $1,692,110, 18.18% or $260,358 more than the $1,431,752 earned in the year ended December 31, 1996. Basic earnings per share increased to $1.80 in 1997 from $1.57 in 1996. The return on average equity improved to 10.49% from 9.41%. The return on average assets improved to 1.03% in 1997 from .92% in 1996. The primary reasons for the improved earnings are as follows: a $375,000 or 5.37% increase in net interest income, a $416,000 or 60.89% increase in noninterest income, and limiting noninterest expense to a $182,000 or 3.2% increase. Negatively impacting 1997 earnings were a $547,000 charge to close two supermarket branches, a $165,000 increase in the provision for loan losses and a $184,000 increase in income tax expense.




                                                                              4.

The increase in net interest income was the result of an $8.9 million increase in average earning assets offset by a nine basis point decrease in net interest margin. The noninterest income increase was the result of improved volume and pricing of mortgage loan sales and restructured deposit account service charges and fees. The small increase in noninterest expense occurred despite $547,000 in expenses associated with closing two supermarket branches and expenses associated with severance packages paid in conjunction with a management restructuring. Without the branch closing expense, noninterest expense decreased $365,000 or 6.41% compared to 1996.

Total assets increased to $172.4 million in 1997 from $166.2 million in 1996. This represents a $6.2 million or 3.74% increase. Federal funds sold, securities and loans all contributed to the $8.9 million or 6.02% increase in average earning assets. Year end nonearning assets decreased $2.4 million primarily due to the write-off of fixed assets and reduced cash requirements related to the supermarket branch closings.


NET INTEREST INCOME
The largest component of Commercial's operating income is net interest income. Net interest income is the difference between interest and fees earned on earning assets and the interest paid on deposits and other borrowings. A number of factors influence net interest income. These factors include: changes in volume and mix of interest-earning assets and interest-bearing liabilities, governmental monetary and fiscal policies, national and local market interest rates and customer preference. Net interest income on a tax equivalent basis was $7.8 million in 1997, an increase of $311,000 or 4.15%. Tax equivalent net interest income increased $191,000 or 2.61% in 1996 compared to 1995. Commercial's annual increases were primarily the result of an increased volume of earning assets.

Net interest margin is net interest income (fully tax equivalent) divided by average earning assets. The net interest margin has decreased from 5.31% to 5.09% to 5.00% in 1995, 1996 and 1997, respectively. Commercial continues to experience competitive pressures on loan and deposit product pricing. This pressure has negatively impacted the Bank's interest margin. During 1995 and 1996, the Bank engaged in several practices which negatively impacted the margin. These included the aggressive pricing of indirect automobile lending and shortening the average life of the U.S. Treasury and Agency securities to meet short term liquidity needs. The general drop in interest rates and flattening of the yield curve in the fourth quarter of 1997 has made it difficult to replace maturing investment securities and indirect auto paper with comparable or higher yielding investments. We foresee this difficulty of replacing maturing investments with comparable yields continuing during the first half of 1998.




                                                                              5.

The following tables set forth the weighted-average effective interest rate earned by the Corporation on its loan and investment portfolios, the weighted-average effective cost of the Corporation's deposits and other interest-bearing liabilities, the net interest rate spread of the Corporation, and the net interest margin on weighted-average interest-earning assets for the periods shown.

                                                              Years ended December 31
                                        ----------1 9 9 7---------------  --------------1 9 9 6---------
                                        Average                Yield/       Average               Yield/
                                        Balance   Interest      Rate        Balance     Interest   Rate
                                        --------  --------  ------------  ------------  --------  ------
                                                            (Dollars in thousands)
Interest-earning assets:
  Loans receivable (1)(2)               $124,710  $ 11,352          9.10%     $114,034  $ 10,471    9.18%
  Investment securities
    Taxable                               11,689       668          5.71        15,317       956    6.24
    Tax-exempt (2)                        13,462     1,098          8.16        13,861     1,105    7.97
  Federal funds sold                       5,046       275          5.45         3,418       186    5.44
  Federal Home Loan Bank stock             1,315       105          7.98           724        57    7.87
                                        --------  --------                    --------  --------
    Total interest-earning assets        156,222    13,498          8.64       147,354    12,775    8.67
Non-earning assets:
  Cash and due from banks                  4,828                                 4,703
  Premises and equipment, net              3,658                                 3,827
  Other assets                             1,650                                 1,689
  Allowance for loan losses               (1,932)                               (1,764)
                                        --------                              --------

    Total assets                        $164,426                              $155,809
                                        ========                              ========

Interest-bearing liabilities:
  Interest-bearing deposits
    Interest-bearing demand              $37,408     1,016          2.72      $ 35,033       923    2.63
    Savings                               21,944       579          2.64        24,061       650    2.70
    Time                                  55,468     3,079          5.55        54,944     3,092    5.63
  Securities sold under agreements
   to repurchase                           5,777       305          5.28         5,911       294    4.97
  U.S. Treasury demand notes                 557        30          5.39           569        35    6.15
  Federal Home Loan Bank advances         11,225       680          6.06         5,063       283    5.59
                                        --------  --------                    --------  --------
    Total interest-bearing liabilities   132,379     5,689          4.30       125,581     5,277    4.20
Noninterest-bearing liabilities:
  Noninterest-bearing demand              14,798                                13,928
  Other liabilities                        1,111                                 1,092
  Shareholders' equity                    16,138                                15,208
                                        --------                              --------

    Total liabilities and
     shareholders' equity               $164,426                              $155,809
                                        ========                              ========

Net interest income/interest rate
  spread                                          $  7,809          4.34%               $  7,498    4.47%
                                                  ========       =======                ========  ======

Net interest margin (3)                                             5.00%                           5.09%
                                                                 =======                          ======


(1) Average outstanding balances include non-accruing loans. Interest on loans receivable includes fees. The inclusion of nonaccrual loans and fees does not have material effect on either the average outstanding balance or the average yield.
(2) Yields on tax-exempt loans and investment securities are computed on a fully taxable-equivalent basis using a federal income tax rate of 34%.
(3)  Net interest earnings divided by average interest-earning assets.




                                                                              6.

The following table sets forth an analysis of interest differential, including the effect of volume and rate changes on interest income and expense for the periods indicated. For purposes of these tables, changes in interest due to volume and rate were determined as follows:


Volume Variance                Change in volume times old rate.
Rate Variance                  Change in rate times old volume.
Rate/Volume Variance           Change in rate times change in volume.  This
                               variance has been allocated to volume and rate changes in proportion to the relationship of the absolute dollar amounts of the change in each.


                                                                  Years ended December 31,
                                                    1 9 9 7                                    1 9 9 6
                                             ----------------------                          ------------
                              ------------------Compared to 1996---------------  -----------Compared to 1995-----
                                  Net                Amount            Amount       Net         Amount     Amount
                                Increase             Due to            Due to     Increase      Due to     Due to
                               (Decrease)            Volume             Rate     (Decrease)     Volume      Rate
                             --------------  ----------------------  ----------  ----------  ------------  ------
                                                                     (In thousands)
Interest income:
 Loans receivable (1) (2)        $      881         $      973       $      (92)  $     715   $       908  $ (193)
 Investment securities:
   Taxable                             (288)              (212)             (76)       (175)         (161)    (14)
   Tax-exempt (2)                        (7)               (32)              25         217           301     (84)
 Federal funds sold                      89                 89                -        (126)         (112)    (14)
Federal Home Loan Bank stock             48                 47                1          57            57
                                 ----------         ----------       ----------   ---------   -----------  ------
   Total interest income                723                865             (142)        688           993    (305)

Interest expense:
 Interest-bearing deposits
   Interest-bearing demand               93                 64               29          31            46     (15)
   Savings                              (71)               (56)             (15)       (105)          (56)    (49)
   Time                                 (13)                29              (42)        275           188      87
 Securities sold under
  agreements to repurchase               11                 (7)              18          21            52     (31)
 U.S. Treasury demand notes              (5)                (1)              (4)         (8)           (6)     (2)
 Federal Home Loan Bank
  advances                              397                371               26         283           283       -
                                 ----------         ----------       ----------   ---------   -----------  ------
   Total interest expense               412                400               12         497           507     (10)
                                 ----------         ----------       ----------   ---------   -----------  ------

Net interest income              $      311         $      465       $     (154)  $     191   $       486  $ (295)
                                 ==========         ==========       ==========   =========   ===========  ======


(1) Loan fees are included in interest income and are used to calculate average rates earned. Non-accrual loans are included in the average loan balances.

(2) Yields on tax-exempt loans and investment securities are computed on a fully taxable-equivalent basis using a federal income tax rate of 34%.




                                                                              7.

PROVISION FOR LOAN LOSSES
The provision for loan losses is the amount added to the allowance for loan losses to absorb losses that are currently anticipated. The loan loss provision is based on historical loss experience and such other factors which, in management's judgment, deserve current recognition in maintaining an adequate allowance for loan losses. The provision for loan losses was $395,000 in 1997 compared to $230,000 and $250,000 in 1996 and 1995, respectively. The provision was increased during 1997 to maintain an allowance for loan losses to total loan ratio above 1.50%. The allowance for loan losses to total loan ratio was 1.66%, 1.49% and 1.53% for 1997, 1996 and 1995 respectively. Several large loan payoffs received in the fourth quarter of 1997 also helped improve the allowance for loan losses to total loan ratio.

NONINTEREST INCOME
Noninterest income was $1,099,000 for the year ended December 31, 1997. This represents a $416,000 or 60.89% increase over 1996. In 1996, noninterest income increased $19,000 or 2.81% compared to 1995. The increase in noninterest income is primarily attributed to three factors: a general increase in service charges on deposit accounts, the addition of several new deposit account service charges, increased gains on sales of mortgage loans sold to the Federal Home Loan Mortgage Corporation (Freddie Mac) and the addition of gains on sales of government guaranteed loans.

The increase in other deposit related service charges and fees merely aligned
the Bank's service charge structure with local competitors.   The new  deposit
fees included activity charges on high-volume low-balance corporate accounts, and the surcharging for foreign ATM transactions. The improvement in Freddie Mac loan sale gains was the result of better pricing of mortgage products and increased origination volume. The Bank also tested the secondary market for government guaranteed commercial loans. These sales were conducted to identify an additional source of liquidity and fee income. The following table identifies the major sources of noninterest income and the change for 1997, 1996 and 1995.


                                            Years ended December 31,
                                            1997      1996      1995
                                          --------  --------  --------
                                                 (In thousands)
    Service charge and fees               $    429  $    292  $    213
    Net gains on sales of mortgage loans       178        21        23
    Net gains on sales of government
     guaranteed loans                           42         -         -
    Other                                      450       370       429
                                          --------  --------  --------

       Total noninterest income           $  1,099  $    683  $    665
                                          ========  ========  ========






                                                                              8.

NONINTEREST EXPENSE
In the second quarter of 1997, management began the process of restructuring the Bank to improve overall efficiency and performance. Part of this process included the review of branch performance, reduction of full time equivalents and the instituting of tighter controls over overhead costs. Noninterest expense increased $182,000 or 3.20% over 1996. This small increase in noninterest expense occurred despite $547,000 in expenses associated with closing two supermarket branches and expenses associated with severance packages paid in conjunction with a management restructuring. Without the branch closing expense, noninterest expense decreased $365,000 or 6.41% compared to 1996.

Full time equivalents (FTE's) were reduced from 95 at December 31, 1996 to 69 at December 31, 1997. This reduction was the result of a general staff reduction and hiring freeze, and the closing of two supermarket branches. Management intends to maintain staffing levels below 75 FTE's. This reduction helped decrease salaries and employee benefits expense as a percentage of average assets to 1.53% from 1.84% in 1996 and 1.76% in 1995. This reduction would have been greater without the severance packages paid.

In the second quarter of 1997, the Corporation recorded a one time charge associated with closing two supermarket branches located in Alma and Midland
Michigan.   Approximately $487,000 of the $547,000 charge related to the disposal of leasehold improvements deemed to have negligible residual value. The branches had not demonstrated an ability to generate a sufficient volume of loans or attract deposits sufficient to warrant continued operation. The closing of the two branches helped reduce full time equivalents and related salary and benefit costs, occupancy costs, other insurance, advertising and other expenses.

Management also reviewed other fixed assets for impairment. As a result of this review, approximately $40,000 in fixed assets were deemed impaired and disposed of or written off. This review also caused management to reduce the estimated useful life of several technology related assets. The effect of the useful life changes occurred in the fourth quarter of 1997 and is reflected in the increase of $127,000 or 21.34% increase in 1997 furniture and equipment expense over 1996. The $197,000 or 49.11% increase in 1996 furniture and equipment expense over 1995, related to the increased cost of maintaining a large investment in imaging equipment, computers, laser printers and other technology related assets. The effects of these changes in useful lives will also negatively impact depreciation expense by approximately $39,000 per quarter in 1998.





                                                                              9.

Printing, postage and supplies expense decreased by $125,000 or 28.76% as a result of better ordering practices, improved inventory management and a general decrease in the need for supplies due to the closing of the two branches and the general staff reduction.


                                              Years ended December 31,
                                            1997        1996        1995
                                         ----------  ----------  ----------

       Salaries                          $2,057,875  $2,282,844  $2,067,142
       Employee benefits                    458,821     582,747     499,733
       Occupancy                            264,329     288,689     282,869
       Furniture and equipment              724,884     597,391     400,633
       Credit card processing               127,931     109,492     110,496
       FDIC insurance                         9,925     125,619     149,509
       Other taxes                           86,802      82,006     111,399
       Printing and supplies                213,599     341,825     220,543
       Postage                               96,119      92,902      83,516
       Telephone                            109,688     120,599     102,457
       Advertising                           64,530      69,061      88,148
       Other insurance                       44,337      55,669      65,067
       Branch closing costs                 546,614           -           -
       Professional fees                    214,636     219,615     208,190
       Other expenses                       846,538     716,099     735,998
                                         ----------  ----------  ----------

           Total noninterest expense     $5,866,628  $5,684,558  $5,125,700
                                         ==========  ==========  ==========

    Key Ratios

    Efficiency Ratio                          65.88       69.48       64.22
                                         ==========  ==========  ==========
    Noninterest expense as percentage
     of average assets                         3.57%       3.65%       3.52%
                                         ==========  ==========  ==========
    Salaries and employee benefits as a
     percentage of average assets              1.53%       1.84%       1.76%
                                         ==========  ==========  ==========


INCOME TAX EXPENSE
Commercial's income tax expense was $500,000 in 1997 compared to $316,000 in 1996 and $491,000 in 1995. The increase from 1996 to 1997 was primarily the result of increased income before income tax, and a reduction of tax-exempt interest income. The statutory federal tax rate during 1997, 1996 and 1995 was 34%. The Corporation's effective tax rate was lower than the statutory rate in all three years, primarily due to tax-exempt interest income. The reduction in tax-exempt income in relation to taxable income caused the effective tax rate to increase to 22.80% in 1997 from 18.08% in 1996. The effective tax rate in 1995 was 22.74%.





                                                                             10.

INVESTMENT PORTFOLIO
The Bank's Asset/Liability Management Committee (Committee) is responsible for developing investment guidelines and strategies. The Committee relies on the expertise of an investment advisor to select appropriate investments for the portfolio. The Committee does not invest in derivative securities. Commercial holds no securities considered to be impaired at December 31, 1997. As of December 31, 1997, the aggregate book value of investment securities issued by the State of Michigan and all its political subdivisions totaled $9.5 million with an aggregate market value of $9.9 million.

During 1997, the Committee elected to identify securities purchased as available for sale. The available for sale classification will allow management more flexibility in managing interest rate risk and liquidity.
Under most interest rate environments, management will be able to lengthen the maturities of securities to improve yields without sacrificing liquidity. Previous management identified all securities as held to maturity, and as a result, structured most to mature within two years. The difference in the two
approaches is demonstrated in the tables below.   All U.S. Government Treasury
and agency securities in the held to maturity category mature within two years. This has the effect of increasing the Bank's volatility to sudden shifts in market interest rates. The U.S. Government Treasury and agency securities identified as available for sale are laddered to mature more evenly over ten years. This should improve the predictability of the performance of the investment portfolio. The Committee has also attempted to increase the dollars invested in securities to provide additional liquidity and collateral to be used for various pledging requirements.

Management is currently faced with the challenge of replacing maturing securities in a low rate environment with a particular flat yield curve. The high percentage of securities maturing during 1998 will make it difficult to maintain the current yield on the investment portfolio.

The book value of investment securities, as of the dates indicated, are summarized as follows:


                                            December 31,
                              --------1 9 9 7-------  --------1 9 9 6------
                              Available     Held to   Available    Held to
                              for Sale      Maturity  for Sale     Maturity
                              ---------     --------  --------     --------
                                            (In thousands)
    U.S. Treasuries           $   1,999     $  3,981  $      -     $  6,997
    U.S. Government agencies      5,034        2,016         -        4,176
    State and municipals              -       12,417         -       14,160
    Other securities              1,403        1,969         -            -
                              ---------     --------  --------     --------

          Total               $   8,436     $ 20,383  $      -     $ 25,333
                              =========     ========  ========     ========






                                                                             11.

The following table shows, by class of maturities as of December 31, 1997, the amounts and weighted-average yields by maturity period:


AVAILABLE FOR SALE
                    ----------------------------------------------- MATURING----------------------------------------
                           Within            After One But       After Five But          After
                            One              Within Five          Within Ten              Ten
                           Year                Years                Years                Years          Total
                                                             (Dollars in thousands)
                       Amount  Yield     Amount   Yield        Amount      Yield    Amount  Yield   Amount    Yield
                    ---------  -----    -------  -------    -----------  ---------  ------  -----   ------    -----

  U.S. Treasuries   $   1,999   5.92%   $     -        -    $         -         -   $    -      -   $  1,999   5.92%
  US.  Government
    agencies            1,990   5.64      2,008     6.01          1,036      6.00%       -      -      5,034   5.86
  Other securities        995   6.12        408     6.18              -         -        -      -      1,403   6.14
                    ---------           -------             -----------             ------          --------

    Total           $   4,984   5.85    $ 2,416     6.04    $     1,036      6.00   $    -      -   $  8,436   5.92
                    =========           =======             ===========             ======          ========

HELD TO MATURITY

  U.S. Treasuries   $   3,981   7.12%   $     -        -    $         -         -   $    -      -   $  3,981   7.12%
  US.  Government
   agencies             1,013   7.23      1,003     5.80%             -         -        -      -      2,016   6.52
  State and
   municipal (1)        1,223   6.63      5,432     5.43          5,582      5.30%     180   6.33%    12,417   5.50
  Other securities      1,969   5.86          -        -              -         -        -      -      1,969   5.86
                    ---------           -------             -----------             ------          --------

  Total             $   8,186   6.76    $ 6,435     5.49    $     5,582      5.30   $  180   6.33   $ 20,383   5.95
                    =========           =======             ===========             ======          ========


(1) Yields on tax-exempt securities are not computed on a fully taxable-equivalent basis.

LOAN PORTFOLIO

Commercial's management understands that credit risk is a fundamental element of its business. Conservative lending philosophies supported by comprehensive policies and administrative functions help the Bank's lenders adhere to strict credit underwriting standards. Lending efforts are concentrated primarily in the Michigan communities in which Commercial's branches are located and are focused on maintaining a diversified loan portfolio of commercial, real estate and consumer loans. The Bank has no foreign loans and exposures to any single borrower, as well as industry concentrations, are continually monitored by management.

Total loans increased $2.2 million or 1.80% from year-end 1996 to 1997. Commercial, real estate-construction and real estate-mortgage all increased during 1997 as a result of strong demand and a stable economy. Commercial, financial and agricultural loans increased $1.4 million or 2.17% in 1997. Real estate-construction and real estate-mortgage loans increased $2.0 million or 52.71% and $1.9 million or 5.68% in 1997, respectively. The relatively low interest rate environment experienced throughout 1997 made it advantageous to sell the majority of all fixed rate loans originated during the year to the secondary market. The Bank originated approximately $11.0 million of mortgage loans for sale to the secondary market in 1997, which compared to approximately $4.2 million in 1996.





                                                                             12.

Consumer and other loans decreased $3.2 million or 16.54%. Previous management aggressively priced and marketed indirect automobile paper. This lead to strong growth in the consumer loan portfolio in prior years. An analysis of the quality and profitability of the indirect paper in the second quarter of 1997 resulted in the conclusion that the indirect market was both not very profitable and posed unnecessary underwriting risk to the Bank. The Bank's exit from this market was the contributing factor to the decline in the consumer and other loan totals. The Bank has also reduced lending authorities and tightened credit underwriting standards to maintain credit quality. The following table presents the amount of loans outstanding by loan type:


                                                      December 31,
                                                     1997      1996
                                                   --------  --------
                                                      (In thousands)
           Commercial, financial and agricultural  $ 67,606  $ 66,170
           Real estate - construction                 5,864     3,840
           Real estate - mortgage                    35,144    33,256
           Consumer and other                        15,907    19,059
                                                   --------  --------

              Total loans                          $124,521  $122,325
                                                   ========  ========


The following table shows the maturity of loans (excluding real estate-mortgage and consumer and other loans) outstanding at December 31, 1997. Also provided are the amounts due after one year classified according to their sensitivity to changes in interest rates.


                                                     Due         Due
                                          Due     After One   After Five
                                         Within   But Within  But Within
                                        One Year  Five Years  Ten Years    Total
                                        --------  ----------  ----------  -------
Commercial, financial and agricultural  $ 20,060  $   32,355  $   15,191  $67,606
Real estate - construction                 3,472       1,420         972    5,864
                                        --------  ----------  ----------  -------

 Total                                  $ 23,532  $   33,775  $   16,163  $73,470
                                        ========  ==========  ==========  =======

Loans due after one year:
 Fixed rate                                                   $   27,998
 Floating or adjustable rate                                      21,940
                                                              ----------

         Total                                                $   49,938
                                                              ==========






                                                                             13.

ASSET QUALITY
Management believes that a conservative credit culture is critical to successful Bank performance. Through Officer and Director Loan Committees, management reviews and monitors the quality of the various loan portfolios. Low interest rates and a strong local economy have contributed to an ideal lending environment. Management has also taken steps to reduce credit risk during 1997 by exiting the indirect automobile market and by restructuring credit authorities. The following table summarizes nonaccrual, past due and restructured loans:


                                                                    December 31,
                                                                 1997         1996
                                                              -----------  -----------
                                                               (Dollars in thousands)
Nonaccrual loans                                              $         -  $         -
Accruing loans past due  90 days or more                                -           82
Other real estate owned                                                 -           55
Restructured loans                                            $        15           60
                                                              -----------  -----------

   Total nonperforming assets                                 $        15  $       197
                                                              ===========  ===========

   Total nonperforming assets as a percentage of total loans          .01%         .16%
                                                              ===========  ===========


Loan performance is reviewed regularly by loan review personnel, loan officers and senior management. Loans are placed on nonaccrual status when principal or interest is past due 90 days or more and the loan is not well-secured, and in the process of collection or when reasonable doubt exists concerning collectibility of interest or principal. Any interest previously accrued in the current period but not collected is reversed and charged against current earnings.

At December 31, 1997, the Bank had $1,902,000 in domestic loans for which payments are presently current, but the borrowers are experiencing financial difficulties. Those loans are subject to ongoing management attention and their classification is reviewed on a regular basis.

As of December 31, 1997, there were no concentrations of loans exceeding 10% of total loans.




                                                                             14.

ALLOWANCE FOR LOAN LOSSES

The following table summarizes loan balances at the end of each period and daily averages; changes in the allowance for possible loan losses arising from loans charged off and recoveries on loans previously charged off, by loan category; and additions to the allowance which have been charged to expense.

                                                            Years ended December 31,
                                                               1997          1996
                                                           ------------  ------------
                                                             (Dollars in thousands)
Loans
   Amount of loans outstanding at end of year              $    124,521  $   $122,325
                                                           ============  ============

Daily average of loans outstanding for the year            $    124,710  $    114,034
                                                           ============  ============

Balance of allowance for loan losses at beginning of year  $      1,824  $      1,669

Loans charged off:
   Commercial, financial and agricultural                           (44)          (33)
   Real estate - mortgage                                             -           (27)
   Consumer and other                                              (234)         (115)
                                                           ------------  ------------
       Total loans charged off                                     (278)         (175)

Recoveries of loans previously charged off:
   Commercial, financial, and agricultural                           50            68
   Real estate - mortgage                                             9            10
   Consumer and other                                                64            22
                                                           ------------  ------------
       Total recoveries                                             123           100
                                                           ------------  ------------

Net charge-offs                                                    (155)          (75)
Provision for loan losses (1)                                       395           230
                                                           ------------  ------------

Allowance at end of period                                       $2,064        $1,824
                                                           ============  ============

Ratio of net charge-offs during period
 to average loans outstanding during the period                     .12%          .07%
                                                           ============  ============

Ratio of allowance for loan losses to
 loans outstanding at end of period                                1.66%         1.49%
                                                           ============  ============


(1) The provision for loan losses charged to expense is based on loan loss experience and other factors which, in management's judgment, deserve current recognition in maintaining an adequate allowance for loan losses. These other factors include, but are not limited to, a review of current economic conditions as they relate to loan collectibility and reviews of specific loans to evaluate their collectibility.





                                                                             15.

The allowance for loan losses has been allocated according to the amount deemed to be reasonably necessary to provide for the possibility of losses being incurred as follows:


                                                         December 31,
                                               1 9 9 7                 1 9 9 6
                                        ----------------------  ---------------------
                                                     Percent                 Percent
                                                    of Loans                 of Loans
                                                    to Total                 to Total
                                        Allowance     Loans      Allowance    Loans
                                        ---------  -----------  -----------  --------
                                                   (Dollars in thousands)
Commercial, financial and agricultural  $     704        54.29% $       713     54.09%
Real estate - construction                      -         4.71            -      3.14
Real estate - mortgage                         89        28.22           72     27.19
Consumer and other                            512        12.78          413     15.58
Unallocated                                   759            -          626         -
                                        ---------  -----------  -----------  --------

   Total                                $   2,064       100.00% $     1,824    100.00%
                                        =========  ===========  ===========  ========


LIQUIDITY
Liquidity is generally defined as the ability to meet cash flow needs of customers for loans and deposit withdrawals. To meet cash flow requirements, sufficient resources of liquid funds must be available. These sources include short-term investments, repayments of loans, maturities and calls securities, sales of assets, growth in deposits and other liabilities and Bank profits. At December 31, 1997, the Bank had $9.6 million in federal funds sold and $8.4 million in securities classified as available for sale. The Bank also has $2 million of additional borrowing capacity at the Federal Home Loan Bank and $3 million of borrowing capacity with correspondent banks. In addition, during 1997, the Bank generated $3.1 million in cash from operating activities. All of these sources are available to meet cash flow needs of loan and deposit customers.

The Corporation also needs cash to pay dividends to its shareholders. The primary source of cash is the dividends paid to the parent by the Bank. Management believes that cash from operations is sufficient to supply the cash needed to continue paying a reasonable dividend.

CAPITAL RESOURCES
At December 31, 1997, the capital of the Corporation totaled $16.9 million. Management monitors the capital levels of the Corporation and the Bank to provide for current and future business opportunities and to meet regulatory guidelines for "well capitalized" institutions. "Well capitalized" institutions are eligible for reduced FDIC premiums, and also enjoy other reduced regulatory restrictions. At December 31, 1997, the Corporation and the Bank exceeded all regulatory minimum capital requirements and are considered to be "well capitalized".





                                                                             16.

ASSET LIABILITY MANAGEMENT
Asset liability management involves developing, implementing and monitoring strategies to maintain sufficient liquidity, maximize net interest income and minimize the impact that significant fluctuations in market interest rates would have on earnings. Commercial's Asset/Liability Committee is responsible for managing the process. One method of gauging sensitivity is by completing a static gap analysis. Commercial's static gap position at December 31, 1997 is illustrated in the following table:


                                       0-90 days  91-365 days    1-5 years     Over 5 years       Total
                                       ---------  -----------  --------------  ------------      -------
                                                               (In thousands)
INTEREST-EARNING ASSETS:
Federal funds sold                     $   9,600  $         -  $            -  $          -    $   9,600
Securities                                 4,978        8,192           8,852         6,798       28,820
Loans receivable                          46,288       16,493          46,683        15,057      124,521
Federal Home Loan Bank stock               1,391            -               -             -        1,391
                                       ---------  -----------  --------------  ------------    ---------
   Total interest-earning assets          62,257       24,685          55,535        21,855      164,332

INTEREST-BEARING LIABILITIES:
Demand deposits                           37,234            -               -             -       37,234
Savings deposits                          20,366            -               -             -       20,366
Time deposits                             10,766       25,920          21,992           567       59,245
Securities sold under agreements
 to repurchase                             4,152            -               -             -        4,152
U.S. Treasury demand notes                 2,753            -               -             -        2,753
Federal Home Loan Bank advances            1,000        4,000           8,000             -       13,000
                                       ---------  -----------  --------------  ------------    ---------
   Total interest-bearing liabilities     76,271       29,920          29,991           567      136,749
                                       ---------  -----------  --------------  ------------    ---------

Asset (liability) gap                  $ (14,014) $    (5,235) $       25,544  $     21,288    $  27,583
                                       =========  ===========  ==============  ============    =========

Cumulative asset (liability) gap       $ (14,014) $   (19,249) $        6,295  $     27,583
                                       =========  ===========  ==============  ============


As shown, Commercial had a $19.2 million cumulative liability gap position within the one year timeframe. This implies that if interest rates drop, the Bank has the potential to earn more net interest income. However, there are limitations to the static gap model. Demand and savings accounts are shown to reprice within 90 days. Experience has shown that these categories are relatively insensitive to changes in interest rates. The static gap also does not consider the timing or magnitude of non-contractual repricing. For example, in a falling rate environment, loan customers will refinance existing loans at lower rates without regard for the contractual maturity of the loan agreement. Taking into account the effect of interest rate sensitivity and other factors, management believes that the Bank's margin is exposed to decreases in interest rates. Margin has decreased since 1995 from 5.31% to 5.09% in 1996 to 5.00% in 1997. A goal of the Asset/Liability Committee is to reduce the exposure to decreasing interest rates.





                                                                             17.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
Commercial's primary market risk exposure is interest rate risk and, to a lesser extent, liquidity risk. All of the Corporation's transactions are denominated in U.S. dollars with no specific foreign exchange exposure. The Corporation has a limited exposure to commodity prices related to agricultural loans. Any impacts that changes in foreign exchange rate and commodity prices would have on interest rates are assumed to be insignificant.

Interest rate risk (IRR) is the exposure of a banking organization's financial condition to adverse movements in interest rates. Accepting this risk can be an important source of profitability and stockholder value; however, excessive levels of IRR could pose a significant threat to the Corporation's earnings and capital base. Accordingly, effective risk management that maintains IRR at prudent levels is essential to the Corporation's safety and soundness.

Evaluating a financial institution's exposure to changes in interest rates includes assessing both the adequacy of the management process used to control IRR and the organization's quantitative level of exposure. When assessing the IRR management process, the Corporation seeks to ensure that appropriate policies, procedures, management information systems and internal controls are in place to maintain IRR at prudent levels with consistency and continuity. Evaluating the quantitative level of IRR exposure requires the Corporation to assess the existing and potential future effects of changes in interest rates on its consolidated financial condition, including capital adequacy, earnings, liquidity, and, where appropriate, asset quality.

The Federal Reserve Board, together with the Office of the Comptroller of the Currency and the Federal Deposit Insurance Corporation, adopted a Joint Agency Policy Statement on IRR effective June 26, 1996. The policy statement provides guidance to examiners and bankers on sound practices for managing IRR, which will form the basis for ongoing evaluation of the adequacy of IRR management at supervised institutions. The policy statement also outlines fundamental elements of sound management that have been identified in prior Federal Reserve guidance and discusses the importance of these elements in the context of managing IRR. Specifically, the guidance emphasizes the need for active board of director and senior management oversight and a comprehensive risk management process that effectively identifies, measures and controls IRR.

Financial institutions derive their income primarily from the excess of interest collected over interest paid. The rates of interest an institution earns on its assets and owes on its liabilities generally are established contractually for a period of time. Since market interest rates change over time, an institution is exposed to lower profit margins (or losses) if it cannot adapt to interest rate changes. For example, assume that an institution's assets carry intermediate or long term fixed rates and that those assets are funded with short-term liabilities. If market interest rates rise by the time the short-term liabilities must be refinanced, the increase in the institution's interest expense on its liabilities may not be sufficiently offset if assets continue to earn at the long-term fixed rates. Accordingly, an institution's profits could decrease on existing assets because the institution will either have lower net interest income or possibly, net interest expense. Similar risks exist when assets are subject to contractual interest rate ceilings, or rate sensitive assets are funded by longer-term, fixed-rate liabilities in a decreasing rate environment.





                                                                             18.

Various techniques might be used by an institution to minimize IRR. One approach used by the Corporation is to periodically analyze its assets and liabilities and make future financing and investment decisions based on payment streams, interest rates, contractual maturities, and estimated sensitivity to actual or potential changes in market interest rates. Such activities fall under the broad definition of asset/liability management. The Corporation's primary asset/liability management technique is the measurement of its asset/liability gap. That is, the difference between the cash flow amounts of interest-sensitive assets and liabilities that will be refinanced or repriced during a given period. For example, if the asset amount to be repriced exceeds the corresponding liability amount for a certain day, month, year, or longer period, the institution is in an asset-sensitive gap position. In this situation, net interest income would increase if market interest rates rose or decrease if market interest rates fell. If, alternatively, more liabilities than assets will reprice, the institution is in a liability-sensitive position. Accordingly, net income would decline when rates rose and increase when rates fell. Also, these examples generally differ in magnitude for assets and liabilities.

Several ways an institution can manage IRR include: selling existing assets or repaying certain liabilities; matching repricing periods for new assets and liabilities, for example, by shortening terms of new loans or investments and hedging existing assets, liabilities, or anticipated transactions. An institution might also invest in more complex financial instruments intended to hedge or otherwise change IRR. Interest rate swaps, futures contracts, options on futures, and other such derivative financial instruments are often used for this purpose. Because these instruments are sensitive to interest rate changes, they require management's expertise to be effective. The Corporation has not purchased derivative financial instruments in the past and does not presently intend to purchase such instruments.

Financial institutions are also subject to repayment risk in falling rate environments. For example, mortgage loans and other financial assets may be prepaid by a debtor so that the debtor may refinance its obligations at new, lower rates. Prepayments of assets carrying higher rates reduce the Corporation's interest income and overall asset yields. Certain portions of an institution's liabilities may be short-term or due on demand, while most of its assets may be invested in long-term loans or investments. Accordingly, the Corporation seeks to have in place sources of cash to meet short-term demands. These funds can be obtained by increasing deposits, borrowing or selling assets. Also, Federal Home Loan Bank advances and short-term borrowings provide additional sources of liquidity for the Corporation.

The following table provides information about the Corporation's financial instruments that are sensitive to changes in interest rates as of December 31, 1997. The Corporation had no derivative financial instruments, or trading portfolio, as of that date. The expected maturity date values for loans receivable, mortgage-backed securities and investment securities were calculated without adjusting the instrument's contractual maturity date for expectations of prepayments. Expected maturity date values for interest-bearing core deposits were not based upon estimates of the period over which the deposits would be outstanding, but rather the opportunity for repricing.




                                                                             19.

                                                       Principal/Notional Amount Maturing in:
                                                                                                                 Fair
                                                                                                                 Value
                                    1998         1999       2000       2001         2002  Thereafter   Total   12/31/97
                                    ----         ----       ----       ----         ----  ----------   -----   --------
                                                                     (In thousands)
RATE SENSITIVE ASSETS
Federal funds sold                $  9,600      $     -    $     -    $     -    $     -    $     -   $ 9,600    $ 9,600
   Average interest rate              5.75%           -          -          -          -          -      5.75%
Fixed interest rate
  securities                        13,170        3,175      2,770      1,285      1,665      6,755    28,820     29,283
   Average interest rate              6.19%        7.15%      6.97%      7.14%      7.01%      5.65%     6.33%
FHLB stock                           1,391            -          -          -          -          -     1,391      1,391
   Average interest rate              8.07%           -          -          -          -          -      8.07%
Fixed interest rate loans           11,338        8,140     15,027     13,174     10,201     14,982    72,862     73,018
   Average interest rate             10.06%        9.24%      9.32%      8.22%      8.51%      8.02%     8.85%
Variable interest rate loans        17,776        2,554      4,447      4,852      5,477     16,553    51,659     51,659
   Average interest rate              9.13%        9.78%      9.69%      9.57%      9.45%      8.84%     9.19%

RATE SENSITIVE LIABILITIES
Interest-bearing demand             37,234            -          -          -          -          -    37,234     37,234
   Average interest rate              2.72%           -          -          -          -          -      2.72%
Savings                             20,366            -          -          -          -          -    20,366     20,366
   Average interest rate              2.64%           -          -          -          -          -      2.64%
Time deposits                       36,686       15,338      3,615      1,837      1,202        567    59,245     59,414
   Average interest rate              5.03%        5.01%      5.22%      5.33%      4.64%      5.30%     5.04%
Variable interest rate
  securities sold under
  agreements to repurchase           4,152            -          -          -          -          -     4,152      4,152
   Average interest rate              5.29%           -          -          -          -          -      5.29%
Variable interest rate U.S.
   Treasury demand notes             2,753            -          -          -          -          -     2,753      2,753
   Average interest rate              5.27%           -          -          -          -          -      5.27%
Fixed interest rate FHLB
  advances                           4,000        3,000      4,000      1,000          -          -    12,000     11,968
   Average interest rate              6.01%        6.19%      6.35%      6.59%         -          -      6.22%
Variable interest rate FHLB
  advances                           1,000            -          -          -          -          -     1,000      1,000
   Average interest rate              5.35%           -          -          -          -          -      5.35%


YEAR 2000 ISSUES
Commercial is aware of the issues associated with the programming code in existing computer systems as the Year 2000 approaches. The Year 2000 will affect virtually every computer operation in some way by the rollover of the two digit value used to represent the year to 00. The issue is whether computer software will properly recognize the date-sensitive information when the year changes to 2000. Systems that do not properly recognize such information could generate erroneous data or cause a system failure.



                                                                             20.

Commercial recognizes the need to ensure that its operation will not be adversely impacted by Year 2000 software failures. Commercial has established a process for evaluating and managing risks associated with this issue. This process includes the formation of a Technology Committee comprised of management and independent members of the Board of Directors to ensure that progress is made in identifying noncompliant systems and developing appropriate responses to correct the deficiencies. Management is in the process of obtaining software and hardware vendor representation that their computer systems are Year 2000 compliant and is planning to test for compliance. We anticipate that all major computer systems will be compliant by December 31, 1998. The financial impact to Commercial of preparing for the Year 2000 cannot be accurately estimated as of December 31, 1997.

FORWARD LOOKING STATEMENTS
This discussion and analysis of financial condition and results of operations and other sections of this Annual Report contain forward looking statements that are based on management's beliefs, assumptions, current expectations, estimates and projections about the financial services industry, the economy and about the Corporation itself. Words such as "anticipates", "believes", "estimates", "expects", "forecasts", "foresee", "intends", "is likely", "plans", "product", "projects", variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions ("Future Factors") that are difficult to predict with regard to timing, extent, likelihood and degree of occurrence. Therefore, actual results and outcomes may materially differ from what may be expressed or forecasted in such forward looking statements. Furthermore, Commercial undertakes no obligation to update, amend or clarify forward-looking statements, whether as a result of new information, future events or otherwise.

Future Factors include changes in interest rates and interest rate relationships; demand for products and services; the degree of competition by traditional and non-traditional competitors; changes in banking regulations; changes in tax laws; changes in prices, levies and assessments; the impact of technology, governmental and regulatory policy changes; the outcome of pending and future litigation and contingencies; trends in customer behavior as well as their ability to repay loans and changes of the national and local economies. These are representative of the Future Factors that could cause a difference between an ultimate actual outcome and a preceding forward-looking statement.






                                                                             21.

                         REPORT OF INDEPENDENT AUDITORS



Board of Directors and Shareholders
Commercial National Financial Corporation
Ithaca, Michigan


We have audited the accompanying consolidated balance sheets of Commercial National Financial Corporation as of December 31, 1997 and 1996, and the related consolidated statements of income, shareholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits. The consolidated financial statements of Commercial National Corporation as of and for the year ended December 31, 1995, were audited by other auditors whose report dated January 17, 1996, expressed an unqualified opinion on those statements.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Commercial National Financial Corporation as of December 31, 1997 and 1996, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.





                                                Crowe, Chizek and Company LLP

South Bend, Indiana
February 6, 1998




                                                                             22.

                   COMMERCIAL NATIONAL FINANCIAL CORPORATION
                          CONSOLIDATED BALANCE SHEETS
                           December 31, 1997 and 1996




                                                          1997          1996
                                                      ------------  ------------
ASSETS
Cash and due from banks                               $  5,576,724  $  6,550,844
Federal funds sold                                       9,600,000     6,600,000
                                                      ------------  ------------
   Total cash and cash equivalents                      15,176,724    13,150,844
Securities available for sale                            8,436,349             -
Securities held to maturity (fair value
 $20,847,000 - 1997; $25,484,000 - 1996)                20,383,446    25,333,185
Federal Home Loan Bank stock, at cost                    1,391,300     1,262,400
Loans receivable, net of allowance for loan losses
 $2,063,668 - 1997; $1,824,080 - 1996                  122,457,789   120,501,244
Premises and equipment, net                              3,188,743     4,047,374
Accrued interest receivable and other assets             1,370,472     1,895,302
                                                      ------------  ------------

   Total assets                                       $172,404,823  $166,190,349
                                                      ============  ============

LIABILITIES AND SHAREHOLDERS' EQUITY
Liabilities
   Deposits
       Noninterest-bearing demand                     $ 17,102,386  $ 17,110,034
       Interest-bearing demand                          37,233,745    36,009,919
       Savings                                          20,365,980    21,379,089
       Time                                             59,244,780    58,517,780
                                                      ------------  ------------
          Total deposits                               133,946,891   133,016,822
   Securities sold under agreements to repurchase        4,151,844     5,602,246
   U.S. Treasury demand notes                            2,753,486       941,968
   Federal Home Loan Bank advances                      13,000,000    10,000,000
   Accrued expenses and other liabilities                1,669,460     1,133,650
                                                      ------------  ------------
       Total liabilities                               155,521,681   150,694,686

Shareholders' equity
   Common stock, $1 par value:  1,750,000 shares
    authorized; shares issued and outstanding
    1997 - 954,322 and 1996 - 872,982                      954,322       872,982
   Additional paid-in capital                           15,277,539    13,123,259
   Retained earnings                                       647,697     1,499,422
   Net unrealized gain on securities available
    for sale, net of tax                                     3,584             -
                                                      ------------  ------------
       Total shareholders' equity                       16,883,142    15,495,663
                                                      ------------  ------------

          Total liabilities and shareholders' equity  $172,404,823  $166,190,349
                                                      ============  ============



          See accompanying notes to consolidated financial statements.

                                                                             23.

                   COMMERCIAL NATIONAL FINANCIAL CORPORATION
                       CONSOLIDATED STATEMENTS OF INCOME
                  Years ended December 31, 1997, 1996 and 1995



                                                             1997               1996              1995
                                                           ---------          ---------         ---------
Interest and dividend income
   Loans receivable, including fees                      $11,269,750        $10,328,228       $ 9,612,355
   Taxable securities                                        667,930            956,006         1,131,274
   Nontaxable securities                                     725,491            729,396           586,065
   Federal funds sold                                        274,965            185,564           320,709
   Federal Home Loan Bank stock dividends                    105,098             56,982                 -
                                                         -----------        -----------       -----------
      Total interest and dividend income                  13,043,234         12,256,176        11,650,403

Interest expense
   Deposits                                                4,674,419          4,665,374         4,464,310
   Securities sold under agreements to repurchase            305,330            293,689           278,230
   Federal Home Loan Bank advances                           680,023            283,428                 -
   Other                                                      29,504             34,715            38,015
                                                         -----------        -----------       -----------
      Total interest expense                               5,689,276          5,277,206         4,780,555
                                                         -----------        -----------       -----------

NET INTEREST INCOME                                        7,353,958          6,978,970         6,869,848

Provision for loan losses                                    395,000            230,000           250,000
                                                         -----------        -----------       -----------

NET INTEREST INCOME AFTER PROVISION FOR
 LOAN LOSSES                                               6,958,958          6,748,970         6,619,848

Noninterest income
   Service charges and fees                                  429,349            291,903           212,759
   Net gains on loan sales                                   219,935             21,307            23,364
   Other                                                     450,146            370,130           428,553
                                                         -----------        -----------       -----------
      Total noninterest income                             1,099,430            683,340           664,676

Noninterest expense
   Salaries and employee benefits                          2,516,696          2,865,591         2,566,875
   Occupancy and equipment                                   989,213            886,080           683,502
   FDIC insurance                                              9,925            125,619           149,509
   Branch closing costs                                      546,614                  -                 -
   Printing, postage and supplies                            309,718            434,727           304,059
   Professional and outside services                         214,636            219,615           208,190
   Other                                                   1,279,826          1,152,926         1,213,565
                                                         -----------        -----------       -----------
      Total noninterest expense                            5,866,628          5,684,558         5,125,700
                                                         -----------        -----------       -----------

INCOME BEFORE INCOME TAX EXPENSE                           2,191,760          1,747,752         2,158,824

Income tax expense                                           499,650            316,000           491,000
                                                         -----------        -----------       -----------

NET INCOME                                               $ 1,692,110        $ 1,431,752       $ 1,667,824
                                                         ===========        ===========       ===========

Per share information
   Basic earnings                                           $   1.80           $   1.57          $   1.87
   Diluted earnings                                         $   1.80           $   1.57          $   1.87
   Dividends declared                                       $   1.24           $   1.08          $    .92



          See accompanying notes to consolidated financial statements.

                                                                             24.

                   COMMERCIAL NATIONAL FINANCIAL CORPORATION
                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                  Years ended December 31, 1997, 1996 and 1995



                                                                                                Net
                                                                                             Unrealized
                                                                                              Gain on
                                                                                             Securities
                                                         Additional                           Available           Total
                                       Common             Paid-in            Retained         For Sale,       Shareholders'
                                        Stock             Capital            Earnings        Net of Tax          Equity
                                      ---------        ------------        ----------       -----------     ---------------
  BALANCE AT JANUARY 1, 1995          $ 760,827        $ 10,366,225        $ 2,330,865      $        -     $    13,457,917

   Net income                                 -                   -          1,667,824               -           1,667,824

   Cash dividends declared,
    $.92 per share                            -                   -           (826,530)              -            (826,530)

   Stock issued in payment of 5%
    stock dividend                       38,623             926,970           (968,878)              -              (3,285)

   Stock issued under dividend
    reinvestment program                 11,612             264,183                  -               -             275,795

   Stock issued under stock
    option plans                          3,633              67,600                  -               -              71,233

   Repurchase of 11 shares                  (11)               (255)                 -               -                (266)
                                     ----------        ------------        -----------      ----------     ---------------

BALANCE AT DECEMBER 31, 1995            814,684          11,624,723          2,203,281               -          14,642,688

 Net income                                   -                   -          1,431,752               -           1,431,752

 Cash dividends declared,
  $1.08 per share                             -                   -           (978,958)              -            (978,958)

 Stock issued in payment of 5%
  stock dividend                         41,457           1,111,867         (1,156,653)              -              (3,329)

 Stock issued under dividend
  reinvestment program                   11,852             284,678                  -               -             296,530

 Stock issued under stock
  option plans                            4,995             102,149                  -               -             107,144

 Repurchase of 6 shares                      (6)               (158)                 -               -                (164)
                                     ----------        ------------        -----------      ----------     ---------------

BALANCE AT DECEMBER 31, 1996            872,982          13,123,259          1,499,422               -          15,495,663

Net income                                    -                   -          1,692,110               -           1,692,110

Cash dividends declared,
 $1.24 per share                              -                   -         (1,171,442)              -          (1,171,442)

Stock issued in payment of 5%
 stock dividend                          45,246           1,323,423         (1,372,393)              -              (3,724)

Stock issued under dividend
 reinvestment program                    14,839             375,900                  -               -             390,739

Stock issued under stock option
 plans                                   21,255             454,957                  -               -             476,212

Net change in unrealized gain on
 securities available for sale, net
 of tax                                       -                   -                  -           3,584               3,584
                                     ----------        ------------        -----------      ----------     ---------------

BALANCE AT DECEMBER 31, 1997         $  954,322        $ 15,277,539        $   647,697      $    3,584     $    16,883,142
                                     ==========        ============        ===========      ==========     ===============


          See accompanying notes to consolidated financial statements.

                                                                             25.

                   COMMERCIAL NATIONAL FINANCIAL CORPORATION
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                  Years ended December 31, 1997, 1996 and 1995



                                                            1997               1996               1995
                                                        ------------       ------------       ------------
CASH FLOWS FROM OPERATING ACTIVITIES
   Net income                                           $  1,692,110       $  1,431,752       $  1,667,824
   Adjustments to reconcile net income to net
    cash from operating activities
       Provision for loan losses                             395,000            230,000            250,000
       Net gains on loan sales                              (219,935)           (21,307)           (23,364)
       Originations of loans held for sale               (11,069,099)        (4,164,440)        (4,916,388)
       Proceeds from sales of loans held for sale         10,898,784          4,185,747          4,939,752
       Depreciation, amortization and accretion              404,668            579,699            481,748
       Deferred federal income taxes                         (12,846)           (10,000)             8,000
       Net change in accrued interest receivable
        and other assets                                     501,060           (229,718)           696,158
       Net change in accrued expenses and
        other liabilities                                    482,802            225,963           (112,865)
                                                        ------------       ------------       ------------
          Net cash from operating activities               3,072,544          2,227,696          2,990,865

CASH FLOWS FROM INVESTING ACTIVITIES
   Purchases of securities available for sale             (8,422,708)                 -                  -
   Purchases of securities held to maturity               (4,454,227)        (6,433,248)       (14,514,110)
   Proceeds from maturities of
    securities held to maturity                            9,560,000         10,430,000         14,260,000
   Purchases of Federal Home Loan Bank
    stock                                                   (128,900)          (825,900)          (436,500)
   Net change in loans                                    (1,980,964)       (13,120,723)        (9,374,501)
   Purchases of premises and equipment, net                  344,157         (1,159,833)        (1,094,207)
                                                        ------------       ------------       ------------
       Net cash from investing activities                 (5,082,642)       (11,109,704)       (11,159,318)

CASH FLOWS FROM FINANCING ACTIVITIES
   Net change in deposits                                    930,069          3,315,543          4,611,153
   Net change in securities sold
    under agreements to repurchase                        (1,450,402)           296,811          2,576,392
   Net change in U.S. Treasury demand notes                1,811,518            381,977            (89,130)
   Proceeds from Federal Home Loan Bank
    advances                                               7,000,000         10,000,000                  -
   Repayment of Federal Home Loan Bank
    advances                                              (4,000,000)                 -                  -
   Dividends paid and fractional shares                   (1,122,158)          (940,346)          (800,068)
   Proceeds from sale of common stock                        866,951            403,674            347,028
   Repurchase of shares of common stock                            -               (164)              (266)
                                                        ------------       ------------       ------------
       Net cash from financing activities                  4,035,978         13,457,495          6,645,109
                                                        ------------       ------------       ------------

Net change in cash and cash equivalents                    2,025,880          4,575,487         (1,523,344)

Cash and cash equivalents, at beginning of year           13,150,844          8,575,357         10,098,701
                                                        ------------       ------------       ------------

CASH AND CASH EQUIVALENTS, AT END OF YEAR               $ 15,176,724       $ 13,150,844       $  8,575,357
                                                        ============       ============       ============

Cash paid during the year for
   Interest                                             $  5,624,266       $  5,448,854       $  4,683,824
   Federal income taxes                                      469,250            286,455            279,527



          See accompanying notes to consolidated financial statements.

                                                                             26.

                   COMMERCIAL NATIONAL FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 1997, 1996 and 1995





NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting and reporting policies of Commercial National Financial Corporation (the Corporation) and its wholly-owned subsidiary, Commercial Bank (the Bank) (together referred to as the Corporation), conform to generally accepted accounting principles and to general practice within the banking industry. The following describes the significant accounting and reporting policies which are employed in the preparation of the consolidated financial statements.

Principles of Consolidation: The consolidated financial statements include the accounts of the Corporation and the Bank. Intercompany accounts and transactions are eliminated in consolidation.

Nature of Operations and Concentrations of Credit Risk: The Corporation is a one-bank holding company which conducts no direct business activities. All business activities are performed by the Bank.

The Bank provides a full range of banking services to individuals, agricultural businesses, commercial businesses and light industries located in its service area. It maintains a diversified loan portfolio, including loans to individuals for home mortgages, automobiles and personal expenditures, and loans to business enterprises for current operations and expansion. The Bank offers a variety of deposit products, including checking, savings, money market, individual retirement accounts and certificates of deposit.

The principal markets for the Bank's financial services are the Michigan communities in which the Bank is located and the areas immediately surrounding these communities. The Bank serves these markets through seven offices located in Gratiot and Montcalm Counties in Michigan.

Use of Estimates: To prepare financial statements in conformity with generally accepted accounting principles, management makes estimates and assumptions based on available information. These estimates and assumptions affect the amounts reported in the financial statements and the disclosures provided, and future results could differ. The allowance for loan losses and fair values of securities and other financial instruments are particularly subject to change.

Cash Flow Reporting: Cash and cash equivalents include cash on hand, demand deposits with other financial institutions and federal funds sold. Cash flows are reported, net, for customer loan and deposit transactions, securities sold under agreements to repurchase with original maturities of 90 days or less and U.S. Treasury demand notes.



                                  (Continued)

                                                                            27.

                   COMMERCIAL NATIONAL FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 1997, 1996 and 1995





NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Securities: Securities are classified as held to maturity and carried at amortized cost when management has the positive intent and ability to hold them to maturity. Securities are classified as available for sale when they might be sold before maturity. Securities available for sale are carried at fair value, with net unrealized holding gains and losses reported separately in shareholders' equity, net of tax. Trading securities are bought principally for sale in the near term, and are reported at fair value with unrealized gains and losses included in earnings. Securities are written down to fair value when a decline in fair value is not temporary.

Gains and losses on sales are determined using the amortized cost of the specific security sold. Interest and dividend income, adjusted by amortization of purchase premiums and discounts, is included in earnings.

Loans Held for Sale: Loans held for sale are reported at the lower of cost or market value in the aggregate. Net unrealized losses are recorded in a valuation allowance by charges to income.

Loans Receivable: Loans receivable are reported at the principal balance outstanding, net of unearned interest, deferred loan fees and costs, and an allowance for loan losses. Interest income is reported on the interest method and includes amortization of net deferred loan fees and costs over the loan term.

Interest income is not reported when full loan repayment is in doubt, typically when payments are past due over 90 days, unless the loan is both well secured and in the process of collection. Payments received on such loans are reported as principal reductions.

Allowance for Loan Losses: The allowance for loan losses is a valuation allowance for probable credit losses, increased by the provision for loan losses and decreased by charge-offs less recoveries. Estimating the risk of loss and the amount of loss on any loan is necessarily subjective.
Accordingly, management estimates the allowance balance required based on past loan loss experience, known and inherent risks in the portfolio, information about specific borrower situations and estimated collateral values, economic conditions, and other factors. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management's judgment, should be charged-off. A problem loan is charged-off by management as a loss when deemed uncollectible, although collection efforts continue and future recoveries may occur.

Loan impairment is reported when full payment under the loan terms is not expected. Impairment is evaluated in total for smaller-balance loans of similar nature such as residential mortgage and consumer loans and on an individual loan basis for other loans. If a loan is impaired, a portion of the allowance is allocated so that the loan is reported, net, at the present value of estimated future cash flows using the loan's existing rate or at the fair value of collateral if repayment is expected solely from the collateral. Loans are evaluated for impairment when payments are delayed, typically 90 days or more, or when it is probable that all principal and interest amounts will not be collected according to the original terms of the loan.


                                  (Continued)

                                                                             28.

                   COMMERCIAL NATIONAL FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 1997, 1996 and 1995





NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Premises and Equipment: Premises and equipment are stated at cost less accumulated depreciation. Depreciation is computed using a combination of straight-line and accelerated methods with useful lives ranging from 10 to 40 years for buildings and improvements, and 3 to 10 years for furniture and equipment. These assets are reviewed for impairment when events indicate their carrying amount may not be recoverable from future undiscounted cash flows. Maintenance, repairs and minor alterations are charged to current operations as expenditures occur, and major improvements are capitalized.

Servicing Rights: Effective January 1, 1996, the Corporation adopted Statement of Financial Accounting Standards (SFAS) No. 122, Accounting for Mortgage Servicing Rights. Prior to adopting SFAS No. 122, servicing rights were recorded only for purchased rights to service mortgage loans. Subsequent to adopting the standard, servicing rights represent both purchased rights and the allocated value of servicing rights retained on loans sold. Servicing rights are expensed in proportion to, and over the period of, estimated net servicing revenues. Impairment is evaluated based on the fair value of the rights, using groupings of the underlying loans as to interest rates and then, secondarily, as to geographic and prepayment characteristics. Any impairment of a grouping is reported as a valuation allowance. The effect of adopting this standard was not material to the consolidated financial statements.

Excess servicing receivable is reported when a loan sale results in servicing in excess of normal amounts and is expensed over the life of the servicing on the interest method.

Other Real Estate Owned: Real estate properties acquired in collection of a loan receivable are recorded at fair value at acquisition. Any reduction to fair value from the carrying value of the related loan is accounted for as a loan loss. After acquisition, a valuation allowance reduces the reported amount to the lower of the initial amount or fair value less costs to sell. Expenses, gains and losses on disposition, and changes in the valuation allowance are reported in other expense. Other real estate owned amounted to $0 and $55,000 at December 31, 1997 and 1996, respectively.

Goodwill and Identified Intangibles: Goodwill is the excess of purchase price over identified net assets in business acquisitions. Goodwill is expensed on the straight-line method over no more than 25 years. Identified intangibles represent the value of depositor relationships purchased and are expensed on accelerated methods over 10 years. Goodwill and identified intangibles are assessed for impairment based on estimated undiscounted cash flows, and written down if necessary. Goodwill and identified intangibles amounted to $25,841 and $65,723 at December 31, 1997 and 1996, respectively.

Securities Sold Under Agreements to Repurchase: All of these liabilities represent amounts advanced by various customers and are secured by securities owned, as they are not covered by general deposit insurance.



                                  (Continued)

                                                                             29.

                   COMMERCIAL NATIONAL FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 1997, 1996 and 1995





NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Employee Benefits: A benefit plan with 401(k) features cover substantially all employees. The plan allows participant compensation deferrals. The amount of any Corporation matching contribution is based solely on the discretion of the board of directors. Historically, the Corporation has matched up to 6% of such deferrals at 100%.

Expense for employee compensation under stock option plans is reported only if options are granted below market price at grant date. Proforma disclosures of net income and earnings per share are provided as if the option's fair value had been recorded using an option pricing model.

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

Earnings and Dividends Per Share: Basic and diluted earnings per common share are computed under a new accounting standard, SFAS No. 128, effective beginning with the quarter ended December 31, 1997. All prior earnings per common share amounts have been restated to be comparable. Basic earnings per common share is based on net income divided by the weighted average number of common shares outstanding during the period. Diluted earnings per common share shows the dilutive effect of any additional potential common shares. Earnings and dividends per common share are restated for all stock splits and stock dividends, including the 5% stock dividends paid in November 1997, 1996 and 1995.

Stock Dividends: Dividends issued in stock are reported by transferring the market value of the stock issued from retained earnings to common stock and additional paid-in capital. Fractional shares are paid in cash for all stock dividends.

Financial Instruments with Off-Balance-Sheet Risk: The Corporation, in the normal course of business, makes commitments to make loans which are not recorded in the financial statements. A summary of these commitments is disclosed in Note 12.

Fair Values of Financial Instruments: Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed separately. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect the estimates. The fair value estimates of existing on-and off-balance-sheet financial instruments does not include the value of anticipated future business or values of assets and liabilities not considered financial instruments.

Reclassifications: Some items in the prior year financial statements have been reclassified to conform with the current year presentation.


                                  (Continued)

                                                                             30.

                   COMMERCIAL NATIONAL FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 1997, 1996 and 1995





NOTE 2 - SECURITIES

The amortized cost and fair value of securities are as follows:


AVAILABLE FOR SALE
                                              Gross       Gross
                               Amortized   Unrealized   Unrealized    Fair
                                  Cost        Gains       Losses      Value
                               ----------  ----------  ----------  ----------
  1997
  ----
     U.S. Treasuries           $1,995,580  $    3,482  $        -  $1,999,062
     U.S. Government agencies   5,029,062       7,902      (2,519)  5,034,445
     Other securities           1,406,277       1,294      (4,729)  1,402,842
                               ----------  ----------  ----------  ----------

                               $8,430,919  $   12,678  $   (7,248) $8,436,349
                               ==========  ==========  ==========  ==========


There were no securities classified as available for sale for the year end
1996.


HELD TO MATURITY
                                              Gross      Gross
                               Amortized   Unrealized  Unrealized     Fair
                                 Cost         Gains      Losses       Value
                              -----------  ----------  ----------  -----------
 1997
 ----
    U.S. Treasuries           $ 3,980,642  $   15,358  $        -  $ 3,996,000
    U.S. Government agencies    2,015,945         777      (9,722)   2,007,000
    State and municipal        12,417,335     463,665           -   12,881,000
    Other securities            1,969,524           -      (6,524)   1,963,000
                              -----------  ----------  ----------  -----------

                              $20,383,446  $  479,800  $  (16,246) $20,847,000
                              ===========  ==========  ==========  ===========

 1996
 ----
    U.S. Treasuries           $ 6,997,191  $    9,452  $   (5,643) $ 7,001,000
    U.S. Government agencies    4,175,955       9,471      (4,426)   4,181,000
    State and municipal        14,160,039     254,530    (112,569)  14,302,000
                              -----------  ----------  ----------  -----------

                              $25,333,185  $  273,453  $ (122,638) $25,484,000
                              ===========  ==========  ==========  ===========



                                  (Continued)

                                                                             31.

                   COMMERCIAL NATIONAL FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 1997, 1996 and 1995





NOTE 2 - SECURITIES (Continued)

The amortized cost and fair value of debt securities at year-end 1997, by contractual maturity, are shown below.

                                Available for Sale        Held to Maturity
                              ----------------------  ------------------------
                              Amortized      Fair      Amortized      Fair
                                 Cost       Value        Cost         Value
                              ----------  ----------  -----------  -----------

  Due in one year or less     $4,987,621  $4,983,855  $ 8,186,268  $ 8,214,000
  Due from one to five years   2,407,740   2,416,844    6,434,995    6,601,000
  Due from five to ten years   1,035,558   1,035,650    5,582,183    5,839,000
  Due after ten years                                     180,000      193,000
                              ----------  ----------  -----------  -----------

                              $8,430,919  $8,436,349  $20,383,446  $20,847,000
                              ==========  ==========  ===========  ===========


There were no sales of securities during 1997, 1996 and 1995.

Securities having an amortized cost of approximately $15,198,000 and $8,340,000 at year-end 1997 and 1996 were pledged to secure public deposits, securities sold under agreements to repurchase and U.S. Treasury demand notes.

Except as indicated, total securities of any state (including all its political subdivisions) were less than 10% of shareholders' equity. At year-end 1997 and 1996, the amortized cost of securities issued by the state of Michigan and all its political subdivisions totaled $9,546,094 and $10,315,598 with an estimated market value of $9,933,000 and $10,316,000, respectively.


NOTE 3 - LOANS RECEIVABLE


Year end loans receivable are as follows:
                                                           1997          1996
                                                       ------------  ------------
   Real estate
      Secured by single family residential properties  $ 35,144,378  $ 33,255,859
      Secured by non-farm nonresidential properties      40,745,864    40,514,036
      Secured by farmland                                 4,740,489     3,919,705
      Secured by multi-family residential properties      5,509,556     7,568,156
      Construction and land development                   5,864,433     3,840,276
   Consumer
      Installment loans                                  15,172,025    18,169,809
      Credit card and related plans                         734,634       889,544
   Commercial                                            16,610,078    14,167,939
                                                       ------------  ------------
                                                        124,521,457   122,325,324
   Allowance for loan losses                             (2,063,668)   (1,824,080)
                                                       ------------  ------------

                                                       $122,457,789  $120,501,244
                                                       ============  ============


Loans held for sale, included in real estate - secured by single family residential properties, were $390,000 and $-0- at year end 1997 and 1996.


                                  (Continued)

                                                                             32.

                   COMMERCIAL NATIONAL FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 1997, 1996 and 1995





NOTE 3 - LOANS RECEIVABLE (Continued)

Certain directors and executive officers of the Corporation, including associates of such persons, were loan customers of the Corporation during 1997 and 1996. A summary of aggregate related party loan activity for loans aggregating $60,000 or more to any related party is as follows:


                                              1997         1996
                                          ------------  -----------

            Balance at beginning of year  $  3,998,000  $ 3,806,000
            New loans                       12,859,000    9,189,000
            Repayments                     (12,725,000)  (8,882,000)
            Other changes, net                  17,000     (115,000)
                                          ------------  -----------

            Balance at end of year        $  4,149,000  $ 3,998,000
                                          ============  ===========



Other changes include adjustments for persons included in one reporting period that are not reported in the other reporting period.


NOTE 4 - ALLOWANCE FOR LOAN LOSSES

Activity in the allowance for loan losses was as follows:


                                                                    1997               1996              1995
                                                                    ----               ----              ----
   Beginning balance                                            $1,824,080          $1,668,555       $1,509,800

   Loan charge-offs                                               (278,129)           (175,051)        (188,567)
   Loan recoveries                                                 122,717             100,576           97,322
                                                                ----------          ----------       ----------
     Net loan charge-offs                                         (155,412)            (74,475)         (91,245)
   Provision for loan losses                                       395,000             230,000          250,000
                                                                ----------          ----------       ----------
   Ending balance                                               $2,063,668          $1,824,080       $1,668,555
                                                                ==========          ==========       ==========

Impaired loans were as follows:
                                                                                       1997             1996
                                                                                    ----------       ----------
   Year-end loans with no allowance for loan losses allocated                       $        -       $   23,252
   Year-end loans with allowance for loan losses allocated                                   -           53,379
                                                                                    ----------       ----------

      Total impaired loans                                                          $        -       $   76,631
                                                                                    ==========       ==========




                                  (Continued)

                                                                             33.

                   COMMERCIAL NATIONAL FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 1997, 1996 and 1995




NOTE 4 - ALLOWANCE FOR LOAN LOSSES (Continued)


                                                                     1997           1996
                                                                 ----------      ----------
   Amount of the allowance allocated                              $       -      $   36,606
   Average balance of impaired loans during the year                 60,580         163,405
   Interest income recognized during impairment                       2,542           8,544
   Cash-basis interest income recognized                              5,574          26,592


At year end 1997 and 1996, there were no nonaccrual loans.


NOTE 5 - LOAN SERVICING

Mortgage loans serviced for others are not reported as assets. These loans totaled $31,689,000 and $27,533,000 at year-end 1997 and 1996. Related escrow deposit balances were approximately $(20,000) and $(9,000) at year end 1997 and 1996.


NOTE 6 - PREMISES AND EQUIPMENT, NET

 Year end premises and equipment, net are as follows:

                                                           1997             1996
                                                       -----------      -----------

    Land                                               $   310,689      $   310,689
    Buildings and improvements                           2,889,651        2,504,057
    Furniture and equipment                              3,455,082        4,614,840
                                                       -----------      -----------
        Total cost                                       6,655,422        7,429,586
    Less accumulated depreciation                      (3,466,679)      (3,382,212)
                                                       -----------      -----------

                                                       $ 3,188,743      $ 4,047,374
                                                       ===========      ===========


Depreciation expense was $514,474, $431,784 and $281,339 in 1997, 1996 and
1995, respectively.



                                  (Continued)

                                                                             34.

                   COMMERCIAL NATIONAL FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 1997, 1996 and 1995





NOTE 7 - DEPOSITS

At year end 1997, stated maturities of time deposits were as follows, for the years ending December 31:


   1998                                 $36,686,016
   1999                                  15,337,605
   2000                                   3,614,588
   2001                                   1,837,158
   2002                                   1,202,117
   Thereafter                               567,296
                                        -----------

                                        $59,244,780
                                        ===========


Time deposits in denominations of $100,000 or more were $13,930,000 and $14,578,000 at year end 1997 and 1996. At year end 1997, stated maturities of time deposits in denominations of $100,000 or more were as follows:


  In 3 months or less                          $ 3,074,000
  Over 3 through 6 months                        3,924,000
  Over 6 through 12 months                       3,355,000
  Over 12 months                                 3,577,000
                                               -----------

                                               $13,930,000
                                               ===========


Related party deposits were $1,522,000 and $1,046,000 at year end 1997 and 1996.


NOTE 8 - BORROWINGS

Securities Sold Under Agreements to Repurchase

Information concerning securities sold under agreements to repurchase is summarized as follows:

                                                                    1997                    1996
                                                                    ----                    ----
   Amount outstanding at year end                                 $4,154,844              $5,602,246
   Weighted average interest rate at year end                           5.29%                   4.93%
   Average daily balance during the year                          $5,777,000              $5,911,000
   Weighted average interest rate during the year                       5.28%                   4.97%
   Maximum month end balance during the year                      $8,987,000              $7,801,000




                                  (Continued)

                                                                             35.

                   COMMERCIAL NATIONAL FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 1997, 1996 and 1995





NOTE 8 - BORROWINGS (Continued)

Federal Home Loan Bank Advances

Federal Home Loan Bank advances totaled $13,000,000 at year-end 1997. A majority of the advances have fixed interest rates ranging from 4.99% to 6.67%. Advances with variable rates are based on the 3-month LIBOR rate less 3 basis points. Pursuant to collateral agreements with the Federal Home Loan Bank, in addition to Federal Home Loan Bank stock, advances are secured under a blanket lien arrangement by qualified 1-to-4 family mortgage loans and U.S. Government agency securities with a carrying value of approximately $31,155,000 at year-end 1997.

At year end 1997, scheduled principal reductions on these advances were as follows for the years ending December 31:


      1998                           $ 5,000,000
      1999                             3,000,000
      2000                             4,000,000
      2001                             1,000,000
                                     -----------

                                     $13,000,000
                                     ===========



NOTE 9 - EMPLOYEE BENEFITS

401(k) Plan: The Corporation maintains a 401(k) salary reduction plan under which participants may make deferrals up to 15% of compensation. The Corporation's annual contribution to the plan is based solely on the discretion of the Corporation's board of directors. Historically, the Corporation has matched 100% of the elective deferrals on the first 6% of the participants compensation. Employee contributions are vested immediately and the Corporation's matching contributions are vested after six years. The plan covers substantially all employees of the Corporation. Contributions attributable to the plan were approximately $72,000, $92,000 and $94,000 in 1997, 1996 and 1995. Expense related to the plan was approximately $51,000, $113,000 and $98,000 in 1997, 1996 and 1995.

Stock Option Plans: SFAS No. 123, Accounting for Stock-Based Compensation, which became effective for 1996, requires proforma disclosures for companies that do not adopt its fair value accounting method for stock-based employee compensation. Accordingly, the following proforma information presents net income and basic and diluted earnings per share had the fair value method been used to measure compensation cost for stock option plans. The exercise price of options granted is equivalent to the market value of underlying stock at the grant date. Accordingly, no compensation cost was actually recognized for stock options in 1997, 1996 and 1995.


                                  (Continued)

                                                                             36.

                   COMMERCIAL NATIONAL FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 1997, 1996 and 1995





NOTE 9 - EMPLOYEE BENEFITS (Continued)

The fair value of options granted during 1997, 1996 and 1995 is estimated using the following weighted-average information: risk-free interest rate of 6.0%, 6.15% and 6.0%, respectively, expected life of 4.0, 3.9 and 4.3 years, respectively, expected dividends of 4.0%, 4.0% and 4.2% per year, respectively, and nominal expected stock price volatility.


                                              1997        1996        1995
                                           ----------  ----------  ----------

   Net income as reported                  $1,692,110  $1,431,752  $1,667,824
   Proforma net income                      1,674,677   1,420,533   1,663,403

   Basic earnings per share as reported    $     1.80  $     1.57  $     1.87
   Proforma basic earnings per share             1.78        1.56        1.87
   Diluted earnings per share as reported        1.80        1.57        1.87
   Proforma diluted earnings per share           1.78        1.56        1.87


In future years, the proforma effect of not applying this standard is expected to increase as additional options are granted.

Stock option plans are used to reward employees and provide them with an additional equity interest. Options are issued for 2 and 7 year periods, with 100% vesting occurring six months after grant date. At year end 1997, 8,133 shares were authorized for future grants. Information about option grants follows.

                                                               Weighted-
                                                                Average
                                               Number          Exercise
                                             of Options          Price
                                             ----------       ---------

  Outstanding, beginning of 1995                 15,822          $17.76
     Granted                                     12,159           21.59
     Exercised                                   (4,147)          17.18
                                             ----------
  Outstanding, end of 1995                       23,834           19.82
     Granted                                     11,802           25.40
     Exercised                                   (5,503)          19.47
     Forfeited                                     (232)          21.59
                                             ----------
  Outstanding, end of 1996                       29,901           22.07
     Granted                                     10,195           26.19
     Exercised                                  (22,150)          21.50
     Forfeited                                     (808)          23.92
                                             ----------

  Outstanding, end of 1997                       17,138           25.32
                                             ==========


The weighted-average fair value of options granted in 1997, 1996 and 1995 was $1.71, $2.02 and $3.89, respectively. At year end 1997, options outstanding had a weighted-average remaining life of 4.08 years and a range of exercise price from $21.59 to $26.19.


                                  (Continued)

                                                                             37.

                   COMMERCIAL NATIONAL FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 1997, 1996 and 1995





NOTE 9 - EMPLOYEE BENEFITS (Continued)

Options exerciseable at year end are as follows:

                                                        Weighted-
                                                        Average
                                          Number        Exercise
                                        of Options       Price
                                        ----------     ---------
               1995                      15,734           $18.90
               1996                      18,099            19.91
               1997                      17,138            25.32



NOTE 10 - FEDERAL INCOME TAXES

Income tax expense consists of:

                                                    1997       1996        1995
                                                  --------  ----------  ---------
   Current                                        $512,496  $  326,000  $ 483,000
   Deferred                                        (12,846)    (10,000)     8,000
                                                  --------  ----------  ---------

                                                  $499,650  $  316,000  $ 491,000
                                                  ========  ==========  =========


Income tax expense calculated at the statutory federal income tax rate of 34% differs from actual income tax expense as follows:

                                                            1997       1996       1995
                                                          ---------  ---------  ---------
   Statutory rates                                        $ 745,000  $ 594,000  $ 734,000
   Increase (decrease) from
       Tax-exempt interest income                          (262,000)  (299,000)  (262,000)
       Goodwill amortization                                 14,000     14,000     14,000
       Other, net                                             2,650      7,000      5,000
                                                          ---------  ---------  ---------

                                                          $ 499,650  $ 316,000  $ 491,000
                                                          =========  =========  =========

Year end deferred tax assets and liabilities consist of:
                                                                       1997       1996
                                                                     ---------  ---------
   Allowance for loan losses                                         $ 326,000  $ 244,000
   Accumulated depreciation                                           (276,000)  (259,000)
   Alternative minimum tax                                                   -     43,000
   Net unrealized gain on securities available for sale                 (1,846)         -
   Other                                                                (7,154)     2,000
                                                                     ---------  ---------
                                                                        41,000     30,000
   Valuation allowance                                                       -          -
                                                                     ---------  ---------

   Net deferred tax asset                                            $  41,000  $  30,000
                                                                     =========  =========



                                  (Continued)


                                                                             38.

                   COMMERCIAL NATIONAL FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 1997, 1996 and 1995





NOTE 11 - EARNINGS PER SHARE

A reconciliation of the numerators and denominators of the basic earnings per share and diluted earnings per share computations for the years ended is presented below:


                                                    1997        1996        1995
                                                 ----------  ----------  ----------
BASIC EARNINGS PER SHARE:
   Net income available to common shareholders   $1,692,110  $1,431,752  $1,667,824
                                                 ==========  ==========  ==========

Weighted-average common shares outstanding
 for basic earnings per share                       939,004     910,152     890,856
                                                 ==========  ==========  ==========

   Basic earnings per share                      $     1.80  $     1.57  $     1.87
                                                 ==========  ==========  ==========

DILUTED EARNINGS PER SHARE:
   Net income available to common shareholders   $1,692,110  $1,431,752  $1,667,824
                                                 ==========  ==========  ==========

Weighted-average common shares outstanding
 for basic earnings per share                       939,004     910,152     890,856

Add:  Dilutive effect of assumed exercise
 of stock options                                     1,231       1,948       1,574
                                                 ----------  ----------  ----------

Weighted-average common and dilutive
 additional potential common shares outstanding     940,235     912,100     892,430
                                                 ==========  ==========  ==========

   Diluted earnings per share                    $     1.80  $     1.57  $     1.87
                                                 ==========  ==========  ==========



NOTE 12 - COMMITMENTS, OFF-BALANCE-SHEET RISK AND CONTINGENCIES

There are various contingent liabilities that are not reflected in the consolidated financial statements, including claims and legal actions arising in the ordinary course of business. In the opinion of management, after consultation with legal counsel, the ultimate disposition of these matters is not expected to have a material effect on the Corporation's consolidated financial condition or results of operations.

At year end 1997 and 1996, cash reserve and clearing balance requirements of $1,127,000 and $1,009,000 were required as deposits with the Federal Reserve or as cash on hand. These balances do not earn interest.


                                  (Continued)

                                                                             39.

                   COMMERCIAL NATIONAL FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 1997, 1996 and 1995





NOTE 12 - COMMITMENTS, OFF-BALANCE-SHEET RISK AND CONTINGENCIES
     (Continued)

The Corporation leases certain branch facilities under lease agreements expiring through 2018, with optional renewal periods through 2028. During 1996 and 1995, two of the leases were with a related party. Both of the related party leases were terminated during 1997 in conjunction with the closing of two branches. Rental expense on all leases totaled $84,000, $32,000 and $21,000 in 1997, 1996 and 1995, including $68,000 in 1997, $16,000 in 1996 and $6,000 in
1995 paid to the related party. Included in the 1997 expense to the related party were costs of $60,000 related to the termination of the leases. As of year end 1997, there were no significant future rental commitments.

The Corporation is a party of financial instruments with off-balance-sheet risk in the normal course of business to meet financing needs of its customers. These financial instruments include commitments to make loans, unused lines of credit and standby letters of credit. The Corporation's exposure to credit loss in the event of non-performance by the other party to financial instruments for commitments to make loans, unused lines of credit and standby letters of credit is represented by the contractual amount of those instruments. The Corporation follows the same credit policy to make such commitments as it uses for on-balance-sheet items. Since many commitments to make loans expire without being used, the amount of commitments shown below do not necessarily represent future cash commitments. No losses are anticipated as a result of these transactions. Collateral obtained upon exercise of commitments is determined using management's credit evaluation of the borrowers and may include real estate, business assets, deposits and other items.

Commitments at year end are as follows:

                                                    1997         1996
                                                -----------  -----------
          Commitments to extend credit          $21,769,000  $23,568,000
          Standby letters of credit                 815,000    1,054,000
                                                -----------  -----------

                                                $22,584,000  $24,622,000
                                                ===========  ===========



                                  (Continued)

                                                                             40.

                   COMMERCIAL NATIONAL FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 1997, 1996 and 1995





NOTE 13 - FAIR VALUES OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used to estimate fair values for financial instruments. The carrying amount is considered to estimate fair value for cash and cash equivalents, Federal Home Loan Bank (FHLB) stock, demand and savings deposits, securities sold under agreements to repurchase, U.S. Treasury demand notes, and variable rate loans or deposits that reprice frequently and fully. Securities fair values are based on quoted market prices or, if no quotes are available, on the rate and term of the security and on information about the issuer. For fixed rate loans or deposits and for variable rate loans or deposits with infrequent repricing or repricing limits, the fair value is estimated by discounted cash flow analyses or underlying collateral values, where applicable. The fair value of Federal Home Loan Bank advances is based on currently available rates for similar financing. The fair value of other financial instruments and off-balance-sheet items approximate cost and are not considered significant to this presentation.

Financial instruments at year end are as follows, in thousands:


                                         1 9 9 7                 1 9 9 6
                                         -------                 -------
                                   Carrying      Fair      Carrying      Fair
                                    Value       Value       Value       Value
                                  ----------  ----------  ----------  ----------
FINANCIAL ASSETS
Cash and cash equivalents         $   15,177  $   15,177  $   13,151  $   13,151
Securities                            28,820      29,283      25,333      25,484
FHLB stock                             1,391       1,391       1,262       1,262
Loans, net of allowance              122,458     122,613     120,501     120,925
                                  ----------  ----------  ----------  ----------

                                  $  167,846  $  168,464  $  160,247  $  160,822
                                  ==========  ==========  ==========  ==========
FINANCIAL LIABILITIES
Demand and savings deposits       $  (74,702)  $ (74,702) $  (74,499) $  (74,499)
Time deposits                        (59,245)    (59,414)    (58,518)    (59,316)
Securities sold under agreements
  to repurchase                       (4,152)     (4,152)     (5,602)     (5,602)
U.S. Treasury demand notes            (2,753)     (2,753)       (942)       (942)
Federal Home Loan Bank advances      (13,000)    (12,968)    (10,000)     (9,943)
                                  ----------  ----------  ----------  ----------

                                  $ (153,852)  $(153,989) $ (149,561) $ (150,302)
                                  ==========  ==========  ==========  ==========


While these estimates of fair value are based on management's judgment of the most appropriate factors, there is no assurance that if the Corporation had disposed of such items at December 31, 1997 and 1996, the estimated fair values would necessarily have been achieved at that date, since market values may differ depending on various circumstances. The estimated fair values at December 31, 1997 and 1996 should not necessarily be considered to apply at subsequent dates.


                                  (Continued)

                                                                             41.

                   COMMERCIAL NATIONAL FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 1997, 1996 and 1995





NOTE 13 - FAIR VALUES OF FINANCIAL INSTRUMENTS (Continued)

In addition, other assets and liabilities that are not defined as financial instruments are not included in the above disclosures, such as property and equipment. Also, non-financial instruments typically not recognized in financial statements nevertheless may have value but are not included in the above disclosures. These include, among other items, the estimated earnings power of core deposit accounts, the trained work force, customer goodwill and similar items.


NOTE 14 - REGULATORY MATTERS

The Corporation and Bank are subject to regulatory capital requirements administered by federal banking agencies. Capital adequacy guidelines and prompt corrective action regulations involve quantitative and qualitative measures of assets, liabilities, and certain off-balance-sheet items calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by regulators about components, risk weightings, and other factors, and the regulators can lower classifications in certain cases. Failure to meet various capital requirements can initiate regulatory action that could have a direct material effect on the financial statements.

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



                                  (Continued)

                                                                             42.

                   COMMERCIAL NATIONAL FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 1997, 1996 and 1995





NOTE 14 - REGULATORY MATTERS (Continued)

Actual capital levels (in millions) and minimum required levels were:


                                                                                     Minimum Required
                                                                                        To Be Well
                                                                                        Capitalized
                                                                Minimum Required        Under Prompt
                                                                   For Capital           Corrective
                                              Actual           Adequacy  Purposes    Action Regulations
                                              ------           ------------------    ------------------
                                        Amount       Ratio      Amount      Ratio     Amount      Ratio
                                        ------       -----      ------     ------     ------      -----
1997
----
Total capital (to risk weighted
 assets)
 Consolidated                            $18.4        14.7%     $10.0        8.0%     $12.5       10.0%
 Bank                                     16.3        13.1       10.0        8.0       12.5       10.0
Tier 1 capital (to risk weighted
 assets)
 Consolidated                             16.9        13.5        5.0        4.0        7.5        6.0
 Bank                                     14.8        11.8        5.0        4.0        7.5        6.0
Tier 1 capital (to average assets)
 Consolidated                             16.9        10.3        6.6        4.0        8.2        5.0
 Bank                                     14.8         8.6        6.8        4.0        8.6        5.0

1996
----
Total capital (to risk weighted
 assets)
 Consolidated                            $16.9        14.3%      $9.5        8.0%     $11.9       10.0%
 Bank                                     15.6        13.2        9.5        8.0       11.9       10.0
Tier 1 capital (to risk weighted
 assets)
 Consolidated                             15.4        13.0        4.7        4.0        7.1        6.0
 Bank                                     14.2        11.9        4.7        4.0        7.1        6.0
Tier 1 capital (to average assets)
 Consolidated                             15.4         9.4        6.6        4.0        8.2        5.0
 Bank                                     14.2         8.7        6.5        4.0        8.1        5.0


The Corporation and Bank were categorized as well capitalized at year end 1997 and 1996.


NOTE 15 - PARENT CORPORATION CONDENSED FINANCIAL STATEMENTS


The Corporation's primary source of funds to pay dividends to shareholders is the dividends it receives from the Bank. The Bank is subject to certain restrictions on the amount of dividends it may declare without prior regulatory approval. Accordingly, in 1998, the Bank may distribute to the Corporation, in addition to 1998 net profits, approximately $2,200,000 in dividends without prior approval from regulatory agencies.


                                  (Continued)

                                                                             43.

                   COMMERCIAL NATIONAL FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 1997, 1996 and 1995





NOTE 15 - PARENT CORPORATION CONDENSED FINANCIAL STATEMENTS
     (Continued)

Following are condensed parent corporation financial statements.

                            CONDENSED BALANCE SHEETS
                           December 31, 1997 and 1996

                                                      1997         1996
                                                   -----------  -----------
    ASSETS
    Cash                                           $ 2,338,746  $ 1,067,629
    Investment in subsidiary                        14,814,179   14,266,764
    Other                                               45,119      423,164
                                                   -----------  -----------

       Total assets                                $17,198,044  $15,757,557
                                                   ===========  ===========

    LIABILITIES AND SHAREHOLDERS' EQUITY
    Dividends payable                              $   314,902  $   261,894
    Shareholders' equity                            16,883,142   15,495,663
                                                   -----------  -----------

       Total liabilities and shareholders' equity  $17,198,044  $15,757,557
                                                   ===========  ===========




                         CONDENSED STATEMENTS OF INCOME
                  Years ended December 31, 1997, 1996 and 1995


                                                1997        1996        1995
                                             ----------  ----------  ----------

 Interest on securities                      $    3,334  $   12,019  $        -
 Dividends from subsidiary                    1,199,460   1,059,300     979,600
                                             ----------  ----------  ----------
    Total income                              1,202,794   1,071,319     979,600
 Other expense                                   71,865      18,538           -
                                             ----------  ----------  ----------

 NET INCOME BEFORE INCOME TAXES AND EQUITY
  IN UNDISTRIBUTED NET INCOME OF SUBSIDIARY   1,130,929   1,052,781     979,600

 Income tax benefit                              17,350           -           -
 Equity in undistributed net income of
 subsidiary                                     543,831     378,971     688,224
                                             ----------  ----------  ----------

 NET INCOME                                  $1,692,110  $1,431,752  $1,667,824
                                             ==========  ==========  ==========





                                  (Continued)

                                                                             44.

                   COMMERCIAL NATIONAL FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 1997, 1996 and 1995





NOTE 15 - PARENT CORPORATION CONDENSED FINANCIAL STATEMENTS
     (Continued)

                       CONDENSED STATEMENTS OF CASH FLOWS
                  Years ended December 31, 1997, 1996 and 1995


                                                 1997         1996        1995
                                                 ----         ----        ----
CASH FLOWS FROM OPERATING ACTIVITIES
   Net income                                 $ 1,692,110  $1,431,752  $1,667,824
   Adjustment:
      Equity in undistributed net
       income of  subsidiary                     (543,831)   (378,971)   (688,224)
      Change in other assets                      378,045    (358,283)          -
                                              -----------  ----------  ----------
          Net cash from operating activities    1,526,324     694,498     979,600

CASH FLOWS FROM FINANCING ACTIVITIES
   Dividends paid and fractional shares        (1,122,158)   (940,346)   (800,068)
   Proceeds from sale of common stock             866,951     403,674     347,028
   Repurchased shares of common stock                   -        (164)       (266)
                                              -----------  ----------  ----------
      Net cash for financing activities          (255,207)   (536,836)   (453,306)
                                              -----------  ----------  ----------

Net change in cash and cash equivalents         1,271,117     157,662     526,294

Cash and cash equivalents at the
   beginning of year                            1,067,629     909,967     383,673
                                              -----------  ----------  ----------

CASH AND CASH EQUIVALENTS AT END OF YEAR      $ 2,338,746  $1,067,629  $  909,967
                                              ===========  ==========  ==========



NOTE 16 - IMPACT OF NEW ACCOUNTING STANDARDS

SFAS No. 125, Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities, was issued in 1996. It revises the accounting for transfers of financial assets, such as loans and securities, and for distinguishing between sales and secured borrowings. It became effective for some transactions occurring after December 31, 1996, and will be effective for others in 1998. The impact of partial adoption in 1997 was not material to the 1997 consolidated financial statements and the impact of the complete adoption in 1998 is also not expected to be material to the consolidated financial statements.



                                  (Continued)

                                                                             45.

                   COMMERCIAL NATIONAL FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 1997, 1996 and 1995





NOTE 16 - IMPACT OF NEW ACCOUNTING STANDARDS (Continued)

Also, in June 1997, the Financial Accounting Standards Board (FASB) issued SFAS No. 130, Reporting Comprehensive Income. SFAS No. 130 establishes standards for reporting and display of comprehensive income and its components (revenue, expenses, gains and losses) in a full set of general-purpose financial statements. This Statement requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. Income tax effects must also be shown. Comprehensive income is net income plus changes in net unrealized gains and losses on securities available for sale, net of tax.







                                                                             46.

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL STATEMENTS

Management is responsible for the preparation of the Commercial National Financial Corporation's consolidated financial statements and related information appearing in this Annual Report. Management believes that the consolidated financial statements fairly reflect the form and substance of transactions and that the financial statements reasonably present Commercial National Financial Corporation's financial position and results of operations and were prepared in conformity with generally accepted accounting principles. Management also has included in the Corporation's financial statements, amounts that are based on estimates and judgments which it believes are reasonable under the circumstances.

Commercial National Financial Corporation maintains a system of internal controls designed to provide reasonable assurance that all assets are safeguarded and financial records are reliable for preparing the consolidated financial statements. The Corporation complies with laws and regulations relating to safety and soundness which are designated by the FDIC and other appropriate federal banking agencies. The selection and training of qualified personnel and the establishment and communication of accounting and administrative policies and procedures are elements of this control system. The effectiveness of internal controls is monitored by a program of internal audit and by independent certified public accountants. Management recognizes that the cost of a system of internal controls should not exceed the benefits derived and that there are inherent limitations to be considered in the potential effectiveness of any system. Management believes that Commercial National Financial Corporation's system provides the appropriate balance between costs of controls and the related benefits.

The independent auditors have audited the Corporation's consolidated financial statements in accordance with generally accepted auditing standards and provide an objective, independent review of the fairness of the reported operating results and financial position. The Board of Directors of Commercial National Financial Corporation has an Audit Committee composed of six non-management Directors. The Committee meets periodically with the internal auditors and the independent auditors.





                                                                             47.

COMMON STOCK INFORMATION

There is no established public trading market for the Commercial National Financial Corporation common stock, and there is no published information concerning bid or ask quotations. There were, so far as the Corporation's management knows, 51 sales involving a total of 50,895 shares of stock during 1997. The price was reported to management for only some of these transactions, and management is generally unable to confirm the prices which were reported. During 1997 and 1996 the price ranges of transactions reported were:


                                 1 9 9 7               1 9 9 6
                           --------------------  --------------------
                           Shares  Actual Price  Shares  Actual Price
                           Traded     Range      Traded     Range
                           ------  ------------  ------  ------------

    First Quarter          24,360  $24.05-27.62   6,300  $23.13-24.94
    Second Quarter         11,130   24.76-29.29   4,600   24.49-28.11
    Third Quarter          11,865   28.33-29.76  13,600   24.49-26.08
    Fourth Quarter          3,540   27.14-32.00   2,700   24.76-26.67


The above prices have been adjusted for the 5% stock dividends issued in November 1997 and 1996. There were 954,322 common shares outstanding at December 31, 1997. There were approximately 614 shareholders of record at December 31, 1997.


DIVIDEND INFORMATION

The holders of the Commercial National Financial Corporation common stock are entitled to dividends when, and if, declared by the Board of Directors of the Corporation out of funds legally available for that purpose. The Board of Directors does not declare dividends based on any predetermined dividend policy but has paid regular quarterly cash dividends for the past eight years. The following table sets forth the dividends per share declared during 1997 and 1996.


                           First   Second    Third   Fourth
                          Quarter  Quarter  Quarter  Quarter
                          -------  -------  -------  -------

  1997                        .29      .31      .31      .33
  1996                        .25      .27      .28      .28


The above dividends per share have been adjusted for the 5% stock dividend issued in November 1997 and 1996.





                                                                             48.

                   COMMERCIAL NATIONAL FINANCIAL CORPORATION



                               EXECUTIVE OFFICERS





Jeffrey S. Barker     President and Chief Executive Officer
Patrick G. Duffy      Vice President and Chief Financial Officer

                                BOARD OF DIRECTORS

Howard D. Poindexter  Chairman of the Board, Manager of Poindexter Farms
Russell M. Simmet     Vice Chairman of the Board and President, Simmet Insurance
                      Agency, Inc.
Richard F. Abbott     Retired Executive Vice President of the Corporation and
                      Bank
Jefferson P. Arnold   Attorney, Arnold Law Office
Jeffrey S. Barker     President and CEO of the Corporation and Bank
Don J. Dewey          President and Funeral Director, Dewey Funeral Homes, Inc.
David A. Ferguson     Vice President, Ashcraft's Market, Inc.
Kenneth R. Luneack    President, Ken Luneack Construction, Inc.
Kim C. Newson         President, Alma Hardware Corporation
Scott E. Sheldon      Owner, Kernen-Sheldon Agency and Shepherd Insurance Agency
Joseph B. Simon       Chairman, Alma Iron and Metal Company, Inc.

                             COMMERCIAL BANK OFFICERS

Jeffrey S. Barker     President and Chief Executive Officer
Patrick G. Duffy      Vice President and Chief Financial Officer
Kevin D. Collison     Vice President - Commercial Lending
Thomas D. Cooper      Vice President - Middleton Office
Daniel E. Raleigh     Vice President - Marketing and Branch Administration
Andrew P. Shafley     Vice President - Senior Loan Officer
Janet M. Davison      Assistant Vice President - Manager/Information Systems
Donna L. Kelley       Assistant Vice President - St. Louis Office
Wendy M. Lombard      Assistant Vice President - Mortgage Lending
Karen M. Taylor       Assistant Vice President - Mortgage Lending
Carol L. Vallance     Assistant Vice President - Customer Relations
Sheryl L. Allen       Assistant Vice President - Human Resources
Rebecca A. Smith      Administrative Assistant - Transfer Agent





                                                                             49.

                   COMMERCIAL NATIONAL FINANCIAL CORPORATION



                           COMMERCIAL BANK LOCATIONS


       ALMA                    ITHACA                    MIDDLETON
301 North State St.      *101 N. Pine River       *101 North Newton Street
Ph. (517) 463-2185       Ph. (517) 875-4144          Ph. (517) 236-7236
Fax (517) 463-5996       Fax (517) 875-4534          Fax (517) 236-7732

                                                         ST. LOUIS
                               POMPEII              *104 N. Mill Street
 *119 West Center       105 E. Fulton Street         Ph. (517) 681-5738
Ph. (517) 463-3120       Ph. (517) 838-2525          Fax (517) 681-3509

                             GREENVILLE
                     *101 North Lafayette Street
*1500 Wright Avenue      Ph. (616) 754-7166
Ph. (517) 463-3901       Fax (616) 754-2118

* Denotes Bank locations with ATMs on site.


                         ATM SERVICE ALSO PROVIDED AT:

ITHACA SHELL FOOD MART - FULTON COUNTRY CORNERS - PUMP AND POUR CITGO IN OIL
CITY


                             CORPORATE HEADQUARTERS
                   COMMERCIAL NATIONAL FINANCIAL CORPORATION

                              101 North Pine River
                             Ithaca, Michigan 48847
                              Phone (517) 875-4144
                               Fax (517) 875-4534

                        INVESTMENT BROKER MARKET MAKERS


Everen Securities           Stifel, Nicolaus & Co., Inc.  McDonald & Company      Roney & Company
William Kahl & Ann Cummins  Peter Vanderschaaf            Christopher Turner      James Crawford
East Lansing, Michigan      Grand Rapids, Michigan        Grand Rapids, Michigan  Flint, Michigan
1-800-292-1960              1-800-676-0477                1-800-548-6011          1-800-521-9767

COMMERCIAL NATIONAL'S ANNUAL REPORT ON FORM 10-K IS AVAILABLE UPON WRITTEN REQUEST WITHOUT CHARGE FROM PATRICK G. DUFFY, VICE PRESIDENT AND CHIEF FINANCIAL OFFICER, COMMERCIAL NATIONAL FINANCIAL CORPORATION, 101 NORTH PINE RIVER, P.O. BOX 280, ITHACA, MICHIGAN 48847. TELEPHONE NUMBER (517) 875-4144.





                                                                             50.