Form 10-K405, Exhibit 13
period 1998-12-31
COMMERCIAL NATIONAL FINANCIAL CORP /MI
filed 1999-03-26
CIK 828535

                                   EXHIBIT 13

          INCORPORATED PORTIONS FROM 1998 ANNUAL REPORT TO SHAREHOLDERS

                                    CONTENTS

Report from the President..........................................       2

Selected Financial Data............................................       3

Business of Commercial National Financial Corporation..............       4

Management's Discussion and Analysis...............................  4 - 17

Report of Independent Auditors.....................................      18

Management's Responsibility for Financial Statements...............      19

Consolidated Balance Sheets........................................      20

Consolidated Statements of Income..................................      21

Consolidated Statements of Shareholders' Equity....................      22

Consolidated Statements of Cash Flows..............................      23

Notes to Consolidated Financial Statements......................... 24 - 37

Common Stock and Dividend Information..............................      37

Directors and Officers.............................................      38

Locations, Transfer Agent and Market Makers........................      40






                              Featured on the cover are Katie Duffy, a Savasourus Club member since 1997, and Bonnie Barrett, Ithaca Customer Service Representative.

                              The Savasourus Club is a special deposit program for the next generation of Commercial Bank customers. Members receive an I.D. membership card, a dinosaur bank and other special features.

                              Dick's Studio located in Ithaca, Michigan took the photographs. E&S Graphics of Ithaca, Michigan created the cover. Local talent is not hard to find!

[JEFF'S PICTURE]




To Our Shareholders:

Certainly the highlight of 1998 was the substantial increase in net income. Earnings reached $2,560,000, a 51% increase over the prior year, and the highest level ever attained by Commercial National Financial Corporation. Significant improvement in operating efficiency, combined with an increase in net interest income and gains on sales of residential real estate mortgages, contributed to the record earnings. The resulting return on average assets of nearly 1.5% and return on average equity of 14.4% compare exceptionally well with those performance ratios of our peers.

Earnings per share rose to $2.54 during 1998 compared to $1.72 per share last year. Perhaps, more importantly 1998 cash dividends were $1.47 per share, up 25% over the $1.18 per share paid during 1997. In addition, during November 1998 a 5% stock dividend was distributed to shareholders for the ninth consecutive year. Along with the exceptional 4.3% cash dividend yield, shareholders experienced a 23% increase in the common stock price, closing the year at $37.50 per share.

Total loans grew at a steady 9% rate during 1998 and loan quality remains very strong. During 1998, $360,000 was provided for the allowance for loan losses, while net charge-offs for the same period were only $80,000. Therefore, the allowance at year-end totaled $2,344,000 or 1.73% of total loans. That amount is twenty-five times the nonperforming assets total of $92,000 at December 31, 1998.

January 1, 2000 will soon be upon us and you can be assured that we are prepared to handle any Y2K computer concerns without any disruption to customer service. In fact to demonstrate our confidence we are planning to celebrate the new millennium at our bank on New Year's Day by being open to serve our customers.

Management, along with the Board of Directors, has been working diligently to thoroughly test every critical system within the bank as well as document the readiness of our vendors and suppliers. Testing of our critical systems has been successfully completed, including tests of simulated processing by our mainframe computer well into the year 2001.

Throughout the year we will update all of our customers with a regularly published newsletter to keep everyone fully informed regarding our Y2K plans and preparations.

By every measure 1998 was a very successful year resulting from the hard work and dedication of our talented employees. Our continuing strategy will focus on the needs of our customers by maintaining the necessary flexibility that only a local community bank brings to the marketplace.

Thank you for your continued confidence and support. We look forward to rewarding that confidence by increasing the value of your investment in Commercial National Financial Corporation.

My best regards,




Jeffrey S. Barker
President and Chief Executive Officer


"EARNINGS REACHED $2,560,000, A 51% INCREASE OVER THE PRIOR YEAR, AND THE HIGHEST LEVEL EVER ATTAINED BY COMMERCIAL NATIONAL FINANCIAL CORPORATION." Jeffrey S. Barker





                                                                   SELECTED FINANCIAL DATA

                                                    1998           1997          1996         1995           1994
-------------------------------------------------------------------------------------------------------------------
                                                       (In thousands except financial ratios and per share data)
FOR THE YEAR
   Net interest income                              $   7,559     $   7,354     $   6,979     $     6,870     $     6,450
   Provision for loan losses                             (360)         (395)         (230)           (250)           (230)
   Noninterest income                                   1,458         1,099           683             665             718
   Noninterest expense                                 (5,173)       (5,867)       (5,684)         (5,126)         (4,925)
   ----------------------------------------------------------------------------------------------------------------------
   Income before income tax expense                     3,484         2,191         1,748           2,159           2,013
   Income tax expense                                    (924)         (499)         (316)           (491)           (481)
   ----------------------------------------------------------------------------------------------------------------------
     Net income                                     $   2,560     $   1,692     $   1,432     $     1,668     $     1,532
   ======================================================================================================================

AT YEAR END
   Total assets                                     $ 181,096     $ 172,405     $ 166,190     $   151,075     $   142,875
   Net loans                                          133,526       122,458       120,501         107,611          98,525
   Total deposits                                     141,175       133,947       133,017         129,701         125,090
   FHLB advances                                       11,500        13,000        10,000              --              --
   Shareholders' equity                                17,660        16,883        15,496          14,643          13,458

FINANCIAL RATIOS
   Return on average assets                              1.47%         1.03%         0.92%           1.15%           1.07%
   Return on average shareholders' equity               14.39         10.49          9.41            11.73           11.76
   Average shareholders' equity to average assets       10.19          9.81          9.76             9.79            9.12
   Allowance for loan losses to loans                    1.73          1.66          1.49             1.53            1.51
   Tier 1 leverage                                       9.92         10.26          9.43             9.43            9.24
   Total risk-based capital                             14.26         14.73         14.29            14.29           15.23
   Dividend pay-out                                     57.68         69.23         68.37            49.56           47.41



PER SHARE DATA(1)

   Basic earnings(2)                                $    2.54     $    1.72     $    1.50     $       1.78    $       1.67
   Diluted earnings(2)                                   2.53          1.71          1.49             1.78            1.67
   Dividends declared                                    1.47          1.18          1.03              .87             .80

   Book value, end of year                              17.76         16.81         16.06            15.49           14.52




(1) All per share data adjusted to reflect stock splits and stock dividends.

(2) Restated to reflect adoption of SFAS No. 128 on December 31, 1997.



[NET INCOME BAR GRAPH] [RETURN ON AVERAGE EQUITY BAR GRAPH] [DIVIDENDS PER SHARE BAR GRAPH]

         MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                              RESULTS OF OPERATIONS

--------------------------------------------------------------------------------
INTRODUCTION
--------------------------------------------------------------------------------
The following discussion provides information about the financial condition and results of operations of Commercial National Financial Corporation. It should be read in conjunction with the consolidated financial statements included elsewhere in this Annual Report.

--------------------------------------------------------------------------------
BUSINESS OF COMMERCIAL NATIONAL FINANCIAL CORPORATION
--------------------------------------------------------------------------------

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


On July 16, 1997, the Bank acquired an inactive insurance agency, Commercial National Financial Services Incorporated (the Agency). The Agency in turn purchased a minority interest in Michigan Bankers Title of Northern Michigan, LLC (the Title Agency). Except for the investment in the Title Agency, the Agency is inactive. Management does not intend to offer insurance products to retail customers. The investment in the Title Agency and the related dividends earned during 1998 are not material to the Corporation.

The Bank's business is concentrated primarily in a single industry segment - commercial banking. The Bank provides a full range of banking services to individuals, agricultural businesses, commercial businesses and light industries located in its service area. The Bank maintains a diversified loan portfolio, including loans to individuals for home mortgages, automobiles and personal expenditures, and loans to business enterprises for current operations and expansion. The Bank offers a variety of deposit products, including checking, savings, money market, individual retirement accounts and certificates of deposit.

The principal markets for the Bank's financial services are the mid-Michigan communities in which the Bank is located and the areas immediately surrounding these communities. The Bank serves these markets through seven locations in or near these communities.
Neither the Corporation nor the Bank has any material foreign assets or income.

The principal source of revenue for the Corporation and its subsidiary is interest and fees on loans. On a consolidated basis, interest and fees on loans accounted for 75.92% of the Corporation's total revenue in 1998, 79.69% in 1997, and 79.82% in 1996. Interest on investment securities accounted for 11.19% of the Corporation's total revenues in 1998, 9.85% in 1997 and 13.03% in 1996.

--------------------------------------------------------------------------------
1998 HIGHLIGHTS
--------------------------------------------------------------------------------

Net income for the year ended December 31, 1998 was $2,560,000, 51.30% or $868,000 more than the $1,692,000 earned during the year ended December 31, 1997. Basic earnings per share increased to $2.54 in 1998 from $1.72 in 1997. The return on average equity improved to 14.39% from 10.49%. The return on average assets improved to 1.47% in 1998 from 1.03% in 1997.

The primary reasons for the improved earnings are as follows: a $205,000 or 2.79% increase in net interest income, a $359,000 or 32.67% increase in noninterest income, and a $694,000 or 11.83% decrease in non-interest expense.

Total assets increased to $181.1 million in 1998 from $172.4 million in 1997. This represents a $8.7 million or 5.04% increase.

NET INTEREST INCOME


Average Balance Sheet and Analysis of Net Interest Income
                                                                                Years ended December 31
                                                      ----------------1 9 9 8-------------    ---------------1 9 9 7-------------
                                                        AVERAGE                   YIELD/        Average                   Yield/
                                                        BALANCE      INTEREST      RATE         Balance     Interest       Rate
------------------------------------------------------------------------------------------------------------------------------------
                                                                  (Dollars in thousands)
Interest-earning assets:
   Loans receivable (1)(2)                             $  128,312   $   11,385       8.87%     $ 124,710    $   11,352      9.10%
   Investment securities
     Taxable                                               16,048          935       5.83         11,689           668      5.71
     Tax-exempt (2)                                        13,782        1,111       8.06         13,462         1,099      8.17
   Federal funds sold                                       5,866          352       6.00          5,046           275      5.45
   Federal Home Loan Bank stock                             1,391          111       7.98          1,315           105      7.99
                                                       -----------------------                 -----------------------
     Total interest-earning assets                        165,399       13,894       8.40        156,222        13,499      8.64
Non-earning assets:
   Cash and due from banks                                  6,612                                  4,828
   Premises and equipment, net                              2,968                                  3,658
   Other assets                                             1,830                                  1,650
   Allowance for loan losses                               (2,205)                                (1,932)
                                                       -----------                             ---------
     Total assets                                      $  174,604                              $ 164,426
                                                       ==========                              =========

Interest-bearing liabilities:
   Interest-bearing deposits
     Interest-bearing demand                           $   23,200          477       2.06      $  21,713           486      2.24
     Savings                                               37,855        1,062       2.81         37,639         1,109      2.95
     Time                                                  58,454        3,239       5.54         55,468         3,079      5.55
   Securities sold under agreements
     to repurchase                                          5,842          296       5.07          5,777           305      5.28
   U.S. Treasury demand notes                                 456           24       5.26            557            30      5.39
   Federal Home Loan Bank advances                         12,849          790       6.15         11,225           680      6.06
                                                       -----------------------                 -----------------------
     Total interest-bearing liabilities                   138,656        5,888       4.25        132,379         5,689      4.30
Noninterest-bearing liabilities:
   Noninterest-bearing demand                              16,945                                 14,798
   Other liabilities                                        1,209                                  1,111
   Shareholders' equity                                    17,794                                 16,138
                                                       ----------                              ---------
   Total liabilities and shareholders' equity          $  174,604                             $  164,426
                                                       ==========                             ==========

Net interest income/interest rate spread                             $   8,006       4.15%                 $     7,810      4.34%
                                                                     =========       ====                  ===========      ====


Net interest margin (3)                                                              4.84%                                  5.00%
                                                                                     ====                                   ====


(1) Average outstanding balances include non-accruing loans. Interest on loans receivable include fees. The inclusion of non-accruing loans and fees does not have material effect on either the average outstanding balance or the average yield.

(2) Yields on tax-exempt loans and securities are computed on a fully taxable-equivalent basis using a federal income tax rate of 34%.

(3)  Net interest earnings divided by average interest-earnings assets.


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

Net interest income on a tax equivalent basis was $8.0 million in 1998, an increase of $196,000 or 2.5%. Tax-equivalent net interest income increased $311,000 or 4.15% in 1997 compared to 1996. Commercial's annual increases in net interest income were the result of an increased volume of earning assets.

Net interest margin is net interest income (fully tax equivalent) divided by average earning assets. The net interest margin has decreased from 5.09% to 5.00% to 4.84% in 1996, 1997 and 1998, respectively. Commercial continues to experience competitive pressures on loan and deposit product pricing. This pressure has negatively impacted the Bank's interest margin.

During 1996, the Bank aggressively priced indirect automobile lending and shortened the average life of the U.S. Treasury and Agency securities to meet short-term liquidity needs. The general low interest rate environment and flat yield curve continued from the fourth quarter of 1997 through out 1998 making it difficult to replace maturing investment securities and loans with comparable or higher yielding investments.

We have attempted to obtain interest bearing deposits and other interest bearing liabilities at lower cost, however, we have been unable to reduce our cost of funds as quickly as our yield on earning assets has decreased.


The following table analyzes the effect of volume and rate changes on interest income and expense for the periods indicated.

                                                                Years ended December 31,
                                                       1 9 9 8                                1 9 9 7
                                       -----------COMPARED TO 1997----------  -----------Compared to 1996----------
                                           NET          AMOUNT       AMOUNT         Net        Amount      Amount
                                        INCREASE        DUE TO       DUE TO      Increase      Due to      Due to
                                       (DECREASE)       VOLUME        RATE      (Decrease)     Volume       Rate
-------------------------------------------------------------------------------------------------------------------
                                                                      (In thousands)
Interest income:
   Loans receivable (1) (2)               $    33      $   320       $ (287)      $  881       $  973       $   (92)

   Investment securities:
     Taxable                                  267          254           13         (288)        (212)          (76)
     Tax-exempt (2)                            12           26          (14)          (7)         (32)           25

   Federal funds sold                          77           49           28           89           89             -


   Federal Home Loan Bank stock                 6            6            -           48           47             1
   ----------------------------------------------------------------------------------------------------------------

     Total interest income                    395          655         (260)         723          865          (142)

Interest expense:
   Interest-bearing deposits
     Interest-bearing demand                   (9)          31          (40)         (20)           1           (21)
     Savings                                  (47)           7          (54)          42            6            36
     Time                                     161          165           (4)         (13)          29           (42)
   Securities sold under
     agreements to repurchase                 (10)           3          (13)           6           (7)           13
   U.S. Treasury demand notes                  (6)          (5)          (1)           -           (1)            1
   Federal Home Loan Bank advances            110          100           10          397          371            26
   ----------------------------------------------------------------------------------------------------------------
     Total interest expense                   199          301         (102)         412          399            13
-------------------------------------------------------------------------------------------------------------------
   Net interest income                    $   196      $   354       $ (158)      $  311       $  466       $  (155)
===================================================================================================================


(1) Loan fees are included in interest income and are used to calculate average rates earned. Non-accrual loans are included in the average loan balance.

(2) Yields on tax-exempt loans and investment securities are computed on a fully taxable-equivalent basis using a federal income tax rate of 34%.

(3) For purposes of these tables, changes in interest due to volume and rate were determined as follows: Volume Variance = Change in volume times old rate; Rate Variance = change in rate times old volume; Rate/ Volume Variance =Change in rate times change in volume allocated to volume and rate changes in proportion to the relationship of the absolute dollar amounts of the change in each.

PROVISION FOR LOAN LOSSES

The provision for loan losses is the amount added to the allowance for loan losses to absorb losses that are currently anticipated.
The loan loss provision is based on historical loss experience and such other factors, which, in management's judgment, deserve current recognition in maintaining an adequate allowance for loan losses.


The provision for loan losses was $360,000 in 1998 compared to $395,000 and $230,000 in 1997 and 1996, respectively. The provision was increased during 1997 to recognize weaknesses in the Bank's indirect auto loan portfolio. Those weaknesses have since been addressed, and the Bank no longer participates in the indirect auto loan market. The allowance for loan losses to total loan ratio was 1.73%, 1.66% and 1.49% for 1998, 1997 and 1996 respectively.

The Bank's loan portfolio continued to perform well during 1998. Net charge-offs during 1998 were $80,000 compared to $155,000 in 1997.

NONINTEREST INCOME

Noninterest income was $1,458,000 for the year ended December 31, 1998. This represents a $359,000 or 32.67% increase over 1997. The Bank benefited from a full year's effect of deposit fee increases instituted during the second quarter of 1997.

The low interest rate environment contributed to a heavy volume of mortgage loan refinancing. Net gain on mortgage loan sales increased $205,000 or 115.17%. A receivable financing program implemented during 1997 also contributed to the increase in fee income during 1998. The Bank's other fee and service charge structure remained unchanged during 1998.

In 1997, noninterest income increased $416,000 or 60.89% compared to 1996. The increase in noninterest income was primarily attributed to three factors: a general increase in service charges on deposit accounts, the addition of several new deposit account service charges, increased gains on sales of mortgage loans sold to the Federal Home Loan Mortgage Corporation (Freddie Mac) and the addition of gains on sales of government guaranteed loans.

The increase in other deposit related service charges and fees aligned the Bank's service charge structure with local competitors. The new fees included activity charges on high volume, low balance corporate accounts, and the surcharging of foreign ATM transactions. The improvement in Freddie Mac loan sale gains was the result of better pricing of mortgage products and increased origination volume.

The Bank also tested the secondary market for government guaranteed commercial loans during 1997. These sales were conducted to identify an additional source of liquidity and fee income.

The following table identifies the major sources of noninterest income and the change for 1998, 1997 and 1996.


                                      Years ended December 31,
                                     1998      1997      1996
----------------------------------------------------------------
                                   (In thousands)

Service charge and fees            $   485   $    429   $   292
Net gains on mortgage loan sales       383        178        21
Receivable financing fees              327        123         -
Net gains on government
   guaranteed loan sales                12         42         -
Other                                  251        327       370
---------------------------------------------------------------
   Total noninterest income        $ 1,458   $  1,099   $   683
===============================================================

NONINTEREST EXPENSE

In the second quarter of 1997, management restructured the Bank to improve efficiency and performance. Part of this process included:
reviewing branch performance, reducing full time equivalents and instituting tighter controls over overhead costs. Nineteen ninety-eight benefited from this process.

Noninterest expense decreased $694,000 or 11.83% compared to 1997. After adjusting for the $547,000 related to the 1997 branch closings, noninterest expense decreased $147,000 or 2.76%.

A small increase in 1997 noninterest expense compared to 1996 occurred despite $547,000 in expenses associated with closing two supermarket branches and expenses associated with severance packages paid in conjunction with a management restructuring. Without the branch closing expense, 1997 noninterest expense decreased $365,000 or 6.41% compared to 1996.

Full time equivalents (FTE's) increased to 71 at December 31, 1998 from 69 at December 31, 1997. This increase represented the hiring of several employees for positions that were vacant at December 31, 1997. The Bank received a full year's benefit from the staff reduction in 1997. This helped control 1998 salary expense.

FTE's were decreased from 95 at December 31, 1996 to 69 at December 31, 1997. This reduction was the result of a general staff reduction, and the closing of two supermarket branches. The reduction in FTE's helped decrease salaries and employee benefits expense as a percentage of average assets to 1.46% in 1998 from 1.53% in 1997 and 1.84% in 1996.

Management reviewed fixed assets for impairment in 1997. As a result of this review, approximately $40,000 in fixed assets were deemed impaired and disposed of or written off. Management also reduced the estimated useful life of several technology-related assets. The effects of these changes in useful lives negatively impacted depreciation expense by approximately $70,000 in 1998. The effect of the useful life changes occurred in the fourth quarter of 1997 and is reflected in the increase of $128,000 or 21.44% increase in 1997 furniture and equipment expense over 1996. Management sold the Bank's credit card portfolio in the first quarter of 1998 and the merchant VISA program during the fourth quarter of 1997. This reduced 1998 credit card processing fees by $97,000 or 75.78%.

Printing, postage and supplies expense decreased by $52,000 or 24.41% as a result of better ordering practices, improved inventory management and a general decrease in the need for supplies due to the closing of the two branches and the general staff reduction.

During 1998, the Bank contracted with third parties for independent loan review and compliance testing. The Bank also utilized the services of third parties to assist with the assessment and remediation of Y2K related systems. As a result, professional fees increased $36,000 or 16.74%.



                                          Years ended December 31,
                                        1998       1997      1996
-------------------------------------------------------------------
                                            (In thousands)
Salaries                              $  2,057   $  2,058  $  2,283
Employee benefits                          501        459       583
Occupancy                                  278        264       289
Furniture and equipment                    722        725       597
Credit card processing                      31        128       109
FDIC insurance                              22         10       126
Other taxes                                117         87        82
Printing and supplies                      161        213       367
Postage                                     87         96        93
Telephone                                  113        110       121
Advertising                                 67         64        69
Other insurance                             38         44        55
Branch closing costs                         -        547         -
Professional fees                          251        215       220
Other expenses                             728        847       691
-------------------------------------------------------------------
   Total noninterest expense          $  5,173   $  5,867  $  5,685
===================================================================

Efficiency Ratio                         54.66%    65.88%    69.48%
===================================================================
Noninterest expense as percentage
   of average assets                      2.96%     3.57%     3.65%
==================================================================

Salaries and employee benefits as
   a percentage of average assets         1.46%     1.53%     1.84%
==================================================================

INCOME TAX EXPENSE

Commercial's income tax expense was $924,000 in 1998 compared to $500,000 in 1997 and $316,000 in 1996. The increase from 1998 to 1997 was primarily the result of increased income before income tax and a decrease in tax-exempt interest income in relation to total pretax income.

The statutory federal tax rate during 1998, 1997 and 1996 was 34%. The Corporation's effective tax rate was lower than the statutory rate in all three years, primarily due to tax-exempt interest income. The reduction in tax-exempt income in relation to taxable income caused the effective tax rate to increase to 26.51% in 1998 from 22.80% in 1997. The effective tax rate in 1996 was 18.08%.


INVESTMENT PORTFOLIO

The following table shows, securities by classification as of December 31, 1998, the amounts and weighted-average yields by maturity period:


--------------------------------------------------------------MATURING------------------------------------------------------------
                               Within            After One But       After Five But          After
                                One              Within Five          Within Ten              Ten
                                Year                 Years                Years              Years              Total
                                                               (Dollars in thousands)
                          Amount     Yield       Amount   Yield      Amount    Yield     Amount     Yield       Amount        Yield
----------------------------------------------------------------------------------------------------------------------------------
AVAILABLE FOR SALE

U.S. Treasuries          $1,012,813   5.40%   $         -          $         -          $        -           $ 1,012,813     5.40%
U.S.  Government
   agencies               3,566,093   5.83%     9,248,874  5.78%             -                                12,814,969     5.79%
State and municipal(1)                          1,803,638  6.06%       768,369   6.52%                         2,572,005     6.20%
Other securities            404,250   6.18%       507,812  5.92%             -                   -               912,062     6.04%
----------------------------------------------------------------------------------------------------------------------------------
   Total                 $4,983,156           $11,560,324          $   768,369          $                    $17,311,849
==================================================================================================================================
HELD TO MATURITY
U.S. Treasuries          $        -           $         -          $         -          $       -            $         -
U.S.  Government
agencies                  1,000,125   5.80%             -                    -                  -              1,000,125     5.80%
State and municipal(1)    1,613,789   7.57%     5,471,831  6.06%      3,836,688  7.80%      95,000   9.16%    11,017,308     7.63%
Other securities                  -                     -                    -                  -                      -
----------------------------------------------------------------------------------------------------------------------------------
   Total                 $2,613,914           $ 5,471,831          $  3,836,688          $  95,000           $12,017,433
==================================================================================================================================

(1) Yields on tax-exempt securities are computed on a fully taxable-equivalent basis.

The Bank's Asset/Liability Management Committee (Committee) is responsible for developing investment guidelines and strategies. The Committee relies on the expertise of an investment advisor to select appropriate investments for the portfolio.

The Committee does not invest in derivative securities. Commercial holds no impaired securities at December 31, 1998. As of December 31, 1998, the aggregate book value of investment securities issued by the State of Michigan and all its political subdivisions totaled $9.9 million with an aggregate market value of $10.4 million.

During 1997, the Committee elected to identify securities purchased as available for sale. The available for sale classification allows management more flexibility in managing interest rate risk and liquidity. Under most interest rate environments, management should be able to lengthen the maturities of securities to improve yields without sacrificing liquidity. Previous management identified all securities as held to maturity.

The U.S. Government Treasury and agency securities identified as available for sale are laddered to mature more evenly over five years with a three year average life. The goal is to reduce the volatility of the investment portfolio.

Management is currently faced with the challenge of replacing maturing securities in a low rate environment with a historically flat yield curve. The high percentage of securities maturing during 1998 made it difficult to maintain the current yield on the investment portfolio, despite shifting the composition of the portfolio from treasury securities to agency securities.


The book value of investment securities, as of the dates indicated, are summarized as follows:


                                December 31,
                       1 9 9 8              1 9 9 7
                 AVAILABLE   HELD TO   Available Held to
                 FOR SALE   MATURITY   for Sale  Maturity
-----------------------------------------------------------------
                               (In thousands)

U.S. Treasuries          $   1,013   $      -   $1,999   $  3,981
U.S. Government
   agencies                 12,815      1,000    5,034      2,016
State and municipal          2,572     11,017        -     12,417
Other                          912          -    1,403      1,969
-----------------------------------------------------------------
Total                    $  17,312   $ 12,017   $8,436   $ 20,383
=================================================================

LOAN PORTFOLIO

Commercial's management understands that credit risk is a fundamental element of its business. Conservative lending philosophies supported by comprehensive policies and administrative functions help the Bank's lenders adhere to strict credit underwriting standards. Lending efforts are concentrated primarily in the Michigan communities in which Commercial's branches are located. The Bank has no foreign loans. Management continually monitors exposures to any single borrower, as well as industry concentrations.

Total loans increased $11.3 million or 9.11% from year-end 1997 to 1998. Commercial, real estate-construction and real estate-mortgage all increased during 1998 as a result of strong demand and a stable economy. Commercial, financial and agricultural loans increased $2.7 million or 3.94% in 1998. Real estate-construction and real estate-mortgage loans increased $5.3 million or 89.75% and $7.8 million or 22.32% in 1998, respectively. The relatively low interest rate environment experienced throughout 1997 and 1998 made it advantageous to sell the majority of all fixed rate loans originated during the year to the secondary market. The Bank originated approximately $16.1 million of mortgage loans for sale to the secondary market in 1998, which compared to approximately $11.0 million in 1997.

Consumer and other loans decreased $4.4 million or 27.81%. Previous management aggressively priced and marketed indirect automobile paper. This lead to strong growth in the consumer loan portfolio in prior years. An analysis of the quality and profitability of the indirect paper in the second quarter of 1997 resulted in the conclusion that the indirect market was both not profitable and posed unnecessary underwriting risk to the Bank. The Bank's exit from this market contributed to the decline in the consumer and other loan totals. The Bank has also reduced lending authorities and tightened underwriting standards to maintain credit quality.

The following table presents the amount of loans outstanding by loan type:

                                      December 31,
                                   1998           1997
--------------------------------------------------------
                                     (In thousands)
Commercial, financial and
   agricultural               $   70,272       $  67,606
Real estate - construction        11,127           5,864
Real estate - mortgage            42,988          35,144
Consumer and other                11,483          15,907
--------------------------------------------------------
   Total loans                $  135,870       $ 124,521
========================================================

The following table shows the maturity of loans (excluding real estate-mortgage and consumer and other loans) outstanding at December 31, 1998. Also provided are the amounts due after one year classified according to their sensitivity to changes in interest rates.


                                                             Due               Due
                                           Due            After One        After Five           Due
                                         Within          But Within        But Within          After
                                        One Year         Five Years         Ten Years        Ten Years       Total
-------------------------------------------------------------------------------------------------------------------
Commercial, financial and agricultural $  21,174        $   39,020        $    8,562        $  1,516      $  70,272
Real estate - construction                 4,874             3,731             2,144             378         11,127
-------------------------------------------------------------------------------------------------------------------
   Total                               $  26,048        $   42,751        $   10,706        $  1,894      $  81,399
===================================================================================================================


Loans due after one year:
   Fixed rate                          $  35,799
   Floating or adjustable rate            19,552
------------------------------------------------
   Total                               $  55,351
================================================

ASSET QUALITY


Management believes that a conservative credit culture is critical to successful Bank performance. Through Officer and Director Loan Committees, management reviews and monitors the quality of the various loan portfolios. Low interest rates and a strong local economy have contributed to an ideal lending environment. Management also took steps to reduce credit risk during 1997 by exiting the indirect automobile market and by restructuring credit authorities.

Loan performance is reviewed regularly by loan review personnel, loan officers and senior management. During 1998 the Bank contracted with a third party for periodic independent loan review services. Loans are placed on non-accrual status when principal or interest is past due 90 days or more and the loan is not well-secured, and in the process of collection or when reasonable doubt exists concerning collectibility of interest or principal. Any interest previously accrued in the current period but not collected is reversed and charged against current earnings.

At December 31, 1998 the Bank had $1,268,000 in domestic loans for which payments are presently current, but the borrowers are experiencing financial difficulties. Those loans are subject to ongoing management attention and their classification is reviewed on a regular basis. As of December 31, 1998 there were no concentrations of loans exceeding 10% of total loans.

The following table summarizes non-accrual, past due and restructured loans:


                                                   December 31,
                                                1998         1997
                                                (In thousands)
------------------------------------------------------------------

Non-accrual loans                            $   25        $     -
Accruing loans past due 90 days or more          30              -
Other real estate owned                           -              -
Restructured loans                               37             15
------------------------------------------------------------------
    Total non-performing assets              $   92        $    15
==================================================================

Total non-performing assets
    as a percentage of total loans             0.07%           .01%
==================================================================

ALLOWANCE FOR LOAN LOSSES


The following table summarizes changes in the allowance for possible loan losses.

                                             Years ended December 31,
                                                1998          1997
---------------------------------------------------------------------
                                                   (In thousands)
Loans
Amount of loans outstanding at
    end of year                               $ 135,870     $ 124,521
=====================================================================

Daily average of loans
    outstanding for the year                  $ 128,312     $ 124,710
=====================================================================

Balance of allowance at beginning of year     $   2,064     $   1,824

Loans charged off:
   Commercial, financial and agricultural           (33)          (44)
   Real estate - mortgage                            --            --
   Consumer and other                              (139)         (234)
---------------------------------------------------------------------
     Total loans charged off                       (172)         (278)

Recoveries of loans previously charged off:
   Commercial, financial, and agricultural           33            50
   Real estate - mortgage                            10             9
   Consumer and other                                49            64
---------------------------------------------------------------------
     Total recoveries                                92           123
---------------------------------------------------------------------
     Net charge-offs                                (80)         (155)
   Provision for loan losses (1)                    360           395
---------------------------------------------------------------------
Allowance at end of period                    $   2,344     $   2,064
=====================================================================

Ratio of net charge-offs during period to
    average loans outstanding during
    the period                                      .06%          .12%
=====================================================================

Ratio of allowance for loan losses to
    loans outstanding at end of period             1.73%         1.66%
=====================================================================


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

The allowance for loan losses has been allocated according to the amount deemed to be reasonably necessary to provide for the probability of losses being incurred as follows:



                                                December 31,
                                        1 9 9 8              1 9 9 7
                                        PERCENT              Percent
                                        OF LOANS             of Loans
                                        TO TOTAL             to Total
                          ALLOWANCE      LOANS    Allowance    Loans
---------------------------------------------------------------------
                                          (In thousands)
Commercial, financial
   and agricultural           $  596      51.72%  $  704        54.29%
Real estate - construction        --       8.19       --         4.71
Real estate - mortgage            96      31.64       89        28.22
Consumer and other               362       8.45      512        12.78
Unallocated                    1,290         --      759           --
---------------------------------------------------------------------
   Total                     $ 2,344     100.00%  $2,064       100.00%
=====================================================================


[BONNIE AND KATIE]





LIQUIDITY

Liquidity is generally defined as the ability to meet cash flow needs of customers for loans and deposit withdrawals. To meet cash flow requirements, sufficient resources of liquid funds must be available. These sources include short-term investments, repayments of loans, maturing and called securities, sales of assets, growth in deposits and other liabilities and Bank profits.

At December 31, 1998, the Bank had $4 million in federal funds sold and $17.3 million in securities classified as available for sale. The Bank also has $12.5 million of additional borrowing capacity at the Federal Home Loan Bank and $6.0 million of borrowing capacity with correspondent banks. During 1998, the Banks also generated $4.8 million in cash from operating activities. All of these sources are available to meet cash flow needs of loan and deposit customers.

The Corporation also needs cash to pay dividends to its shareholders. The primary source of cash is the dividends paid to the parent by the Bank. Management believes that cash from operations is sufficient to supply the cash needed to continue paying a reasonable dividend.

CAPITAL RESOURCES

At December 31, 1998, the capital of the Corporation totaled $17,660,000. Management monitors the capital levels of the Corporation and the Bank to provide for current and future business opportunities and to meet regulatory guidelines for "well capitalized" institutions. "Well capitalized" institutions are eligible for reduced FDIC premiums, and also enjoy other reduced regulatory restrictions.

At December 31, 1998, the Corporation and the Bank exceeded all regulatory minimum capital requirements and are considered to be "well capitalized".

ASSET LIABILITY MANAGEMENT

Commercial's static gap position at December 31, 1998 is illustrated in the following table:


                                           0-90 days     91-365 days     1-5 years     Over 5 years      Total
--------------------------------------------------------------------------------------------------------------
                                                                       (In thousands)
INTEREST-EARNING ASSETS:
Federal funds sold                      $     4,000    $         -     $         -    $         -    $     4,000

Securities                                    1,705          5,790          16,790          4,670         28,955
Loans receivable                             11,303         18,788          66,882         38,896        135,869
Federal Home Loan Bank stock                  1,391              -               -              -          1,391
----------------------------------------------------------------------------------------------------------------
     Total interest-earning assets           18,399         24,578          83,672         43,566        170,215
INTEREST-BEARING LIABILITIES:
Demand deposits                              25,462              -               -              -         25,462
Savings deposits                             38,783              -               -              -         38,783
Time deposits                                16,024         24,124          16,484            249         56,881
Securities sold under agreements
  to repurchase                               6,965              -               -              -          6,965
U.S. Treasury demand notes                    1,553              -               -              -          1,553
Federal Home Loan Bank advances               2,000          2,000           6,500          1,000         11,500
----------------------------------------------------------------------------------------------------------------
     Total interest-bearing liabilities      90,787         26,124          22,984          1,249        141,144
----------------------------------------------------------------------------------------------------------------
Asset (liability) gap                   $   (72,388)   $   ( 1,546)    $    60,688    $    42,317    $    29,071
================================================================================================================
Cumulative asset (liability) gap        $   (72,388)   $   (73,934)    $   (13,246)   $    29,071
=================================================================================================

Asset liability management involves developing, implementing and monitoring strategies to maintain sufficient liquidity, maximize net interest income and minimize the impact that significant fluctuations in market interest rates would have on earnings. Commercial's Asset/Liability Committee is responsible for managing the process.

As shown, Commercial had a $72.4 million cumulative liability gap position within the one year timeframe. This implies that if interest rates drop, the Bank has the potential to earn more net interest income. However, there are significant limitations to the static gap model.

The static gap does not consider the timing or magnitude of non-contractual repricing. As a general rule, residential real estate, consumer and most business loan contracts do not include prepayment penalties. In a falling rate environment, loan customers will refinance existing loans at lower rates without regard for the contractual maturity of the loan agreement. Taking into account the effect of interest rate sensitivity and other factors, management believes that the Bank's margin is exposed to decreases in interest rates. Margin has decreased since 1996 from 5.09% to 5.00% in 1997 to 4.84% in 1998. This decrease occurred in a generally falling rate environment.

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

Financial institutions are also subject to repayment risk in falling rate environments. For example, mortgage loans and other financial assets may be prepaid by a debtor so that the debtor may refinance their obligations at new, lower rates. Prepayments of assets carrying higher rates reduce the Corporation's interest income and overall asset yields.

Principal/notional amount as of December 31, 1998 maturing in:

                                                                                                                          Fair
                                          1999       2000      2001         2002     2003     Thereafter      Total       Value
------------------------------------------------------------------------------------------------------------------------------------
                                                                 (In thousands)
RATE SENSITIVE ASSETS
Federal funds sold                     $  4,000    $    --    $    --    $    --    $   --    $       --    $    4,000    $ 4,000
     Average interest rate                 5.00%        --         --         --        --            --          5.00%
Fixed interest rate securities            5,495      5,030      4,810      3,760     3,190         6,670        28,955     29,821
     Average interest rate                 6.44%      6.20%      6.04%      6.29%     6.67%         7.12%         6.49%
FHLB stock                                1,391         --         --         --        --            --         1,391      1,391
     Average interest rate                 8.00%        --         --         --        --            --          8.00%
Fixed interest rate loans                 8,709      8,960     14,152      8,870     2,125        18,263        81,079     81,327
     Average interest rate                12.12%      9.50%      8.81%      8.71%     8.50%         7.73%         8.90%
Variable interest rate loans             21,679      2,806      2,381      4,881     2,410        20,633        54,790     54,790
     Average interest rate                 9.00%      8.97%      8.86%      8.75%     8.80%         7.63%         8.45%

RATE SENSITIVE LIABILITIES
Interest-bearing demand                  25,462         --         --         --        --            --        25,462     25,462
     Average interest rate                 1.79%        --         --         --        --            --          1.79%
Savings                                  38,783         --         --         --        --            --        38,783     38,783
     Average interest rate                 2.59%        --         --         --        --            --          2.59%
Time deposits                            40,148     10,511      3,129      1,591     1,252           250        56,881     57,577
     Average interest rate                 4.76%      4.88%      5.14%      4.66%     4.91%         5.29%         4.75%
Variable interest rate securities

     sold under agreements
     to repurchase                        6,965         --         --         --        --            --         6,965      6,965

     Average interest rate                 4.66%        --         --         --        --            --          4.66%
Variable interest rate U.S.

  Treasury demand notes                   1,553         --         --         --        --            --         1,553      1,553

     Average interest rate                 4.42%        --         --         --        --            --          4.42%


Fixed interest rate FHLB advances         3,000      4,000      1,000         --     2,500            --        10,500     10,248
     Average interest rate                 6.11%      6.40%      6.50%        --      5.30%           --          6.01%
Variable interest rate FHLB advances      1,000         --         --         --        --            --         1,000      1,000
     Average interest rate                 4.95%        --         --         --        --            --          4.95%


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

The above table provides information about the Corporation's financial instruments that are sensitive to changes in interest rates as of December 31, 1998. The Corporation had no derivative financial instruments, or trading portfolio, as of that date. The expected maturity date values for loans receivable, mortgage-backed securities and investment securities were calculated without adjusting the instrument's contractual maturity date for expectations of prepayments. Expected maturity date values for interest-bearing core deposits were not based upon estimates of the period over which the deposits would be outstanding, but rather the opportunity for repricing.

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

Commercial recognizes the need to ensure that its operation will not be adversely impacted by Year 2000 (Y2K) software failures. Commercial has established a process for evaluating and managing risks associated with this issue. A Technology Committee comprised of management and independent members of the Board of Directors meet regularly to ensure that progress is made in identifying non-compliant systems and developing appropriate responses to correct the deficiencies.

THE STATE OF READINESS

The process of addressing the Y2K issue includes seven phases: I-Awareness, II-Inventory, III-Assessment, IV-Analysis, V-Conversion, VI-Implementation, VII-Post Implementation.

The Bank has successfully completed Phases I-IV. Phase V and VI are substantially complete. Final remediation of critical systems should be completed by March 31, 1999. Management is confident that all mission critical systems will perform on December 31, 1999.

COST TO ADDRESS THE YEAR 2000 ISSUE

Management has prepared a budget to estimate the cost of completing the seven phases in our Y2K plan. The expenses associated with Y2K are compared to budget and reported to the Technology Committee.

During 1998 we purchased and upgraded software and hardware specifically to address the Y2K issue of $15,000. In addition, we have contracted with third parties to test and remediate various systems within the Bank. This includes, but is not limited to, the testing of personal computers, software and hardware used to maintain customers records, imaging software and hardware, etc. The cost of using these third parties was $19,000.

The largest cost element associated with the Y2K has been the opportunity cost associated with management, board of directors and employee time developing our plan, completing the seven phases and documenting our plan results.

During 1999 we will upgrade equipment and technology that may directly or indirectly address Y2K issues totaling an estimated $480,000.

RISK ASSOCIATED WITH THE YEAR 2000 ISSUE

Management is confident that all mission critical systems will function correctly on January 1, 2000. We are also confident that our large deposit and loan customers are aware of, and are addressing Y2K.

However, there are several risks that management cannot fully control. These risks include the ability of large institutional and government agencies to be adequately prepared, the public's perception and response to the negative media portrayal of the Y2K, and regulatory risk that the agencies responsible for the Bank's oversight are not satisfied with our efforts to address the Y2K issue.

Large institutional entities include the Social Security Administration, Internal Revenue Service, etc. These entities electronically deposit and gather funds from our customers' accounts. We are unable to control or influence their level of preparedness. Our customers may perceive their inability to properly process and deliver transactions to the Bank as the Bank's Y2K failure.

The media is increasingly focused on the Y2K issue. Their focus has been on what can go wrong, rather than what companies have done to address the issue. Some of the "alleged" experts are advocating drastic preparedness plans for individuals, including the withdrawal of all or most of their cash. The public's response to this media information is difficult to predict. Though we are addressing the anticipated need for additional liquidity and cash, we cannot accurately predict the actual requirement. During 1999 we will focus our energy on public relations to explain what we have done to reduce the risk of Y2K and what our contingency plans are for dealing with any problems.

The Bank is subject to regulatory examination related to the Y2K issue. The Federal Depository Insurance Corporation (FDIC) examines the Bank to determine if our plan appears adequate, we are making sufficient progress in addressing our Y2K issues, and that we are adequately reporting the status of Y2K to the Bank's board of directors. In the event that the regulators determine that we are meeting their expectations, they have the authority to enforce compliance.

CONTINGENCY PLANS
During the first quarter of 1998, the mid-Michigan area experienced an unusually powerful storm system that interrupted electrical power for 4 business days. During the course of this event, we activated our disaster recovery plan, including the full staffing of offsite imaging and mainframe sites. We were able to perform all necessary functions.

From this experience we were able to revise and modify our disaster plan in preparedness for a complete system failure related to the year 2000 problem. Included in the modified disaster plan are purchasing an emergency electrical generator, and increasing available sources of liquidity. Modifications to the plan should be completed by March 31, 1999.

FORWARD LOOKING STATEMENT

This discussion and analysis of financial condition and results of operations and other sections of this Annual Report contain forward looking statements that are based on management's beliefs, assumptions, current expectations, estimates and projections about the financial services industry, the economy and about the Corporation itself.

Words such as "anticipates", "believes", "estimates", "expects", "forecasts", "foresee", "intends", "is likely", "plans", "product", "projects", variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions ("Future Factors") that are difficult to predict with regard to timing, extent, likelihood and degree of occurrence. Therefore, actual results and outcomes may materially differ from what may be expressed or forecasted in such forward-looking statements. Furthermore, Commercial undertakes no obligation to update, amend or clarify forward-looking statements, whether as a result of new information, future events or otherwise.

Future Factors include:

- changes in interest rates and interest rate relationships; demand for products and services;

-    the degree of competition by traditional and non-traditional competitors;

-    changes in banking regulations;

-    changes in tax laws;

-    changes in prices, levies and assessments;

-    the impact of technology, governmental and regulatory policy changes;

-    the outcome of pending and future litigation and contingencies;

-    trends in customer behavior as well as their ability to repay loans; and

-    changes in the national and local economies.

These are representative of the Future Factors that could cause a difference between an actual outcome and a forward-looking statement.

                    COMMERCIAL NATIONAL FINANCIAL CORPORATION

REPORT OF INDEPENDENT AUDITORS


[CROWE LOGO]

Board of Directors and Shareholders
Commercial National Financial Corporation
Ithaca, Michigan

We have audited the accompanying consolidated balance sheets of Commercial National Financial Corporation as of December 31, 1998 and 1997, and the related consolidated statements of income, shareholders' equity and cash flows for each of the years ended December 31, 1998, 1997 and 1996. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Commercial National Financial Corporation as of December 31, 1998 and 1997, and the results of its operations, and its cash flows for each of the years ended December 31, 1998, 1997 and 1996 in conformity with generally accepted accounting principles.


Crowe, Chizek and Company LLP



South Bend, Indiana
February 4, 1999

                   COMMERCIAL NATIONAL FINANCIAL CORPORATION

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL STATEMENTS

Management is responsible for the preparation of the Commercial National Financial Corporation's consolidated financial statements and related information appearing in this Annual Report. Management believes that the consolidated financial statements fairly reflect the form and substance of transactions and reasonably present Commercial National Financial Corporation's financial position and results of operations and were prepared in conformity with generally accepted accounting principles. Management also has included in the Corporation's financial statements, amounts that are based on estimates and judgments which it believes are reasonable under the circumstances.

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

Jeffrey S. Barker
President and
Chief Executive Officer


Patrick G. Duffy
Vice President and
Chief Financial Officer

                   COMMERICAL NATIONAL FINANCIAL CORPORATION




                           CONSOLIDATED BALANCE SHEETS
                                                                                                   December 31
                                                                                            1998                 1997
------------------------------------------------------------------------------------------------------------------------
ASSETS
Cash and due from banks                                                              $    8,555,428       $    5,576,724
Federal funds sold                                                                        4,000,000            9,600,000
------------------------------------------------------------------------------------------------------------------------
     Total cash and cash equivalents                                                     12,555,428           15,176,724
Securities available for sale                                                            17,311,849            8,436,349
Securities held to maturity (fair value $12,510,000 - 1998, $20,847,000 - 1997)          12,017,433           20,383,446
Federal Home Loan Bank stock, at cost                                                     1,391,300            1,391,300
Loans receivable, net of allowance for loan losses $2,343,976 - 1998,
    $2,063,668 - 1997                                                                   133,525,631          122,457,789
Premises and equipment, net                                                               2,790,001            3,188,743
Accrued interest receivable and other assets                                              1,503,999            1,370,472
------------------------------------------------------------------------------------------------------------------------
     TOTAL ASSETS                                                                    $  181,095,641       $  172,404,823
========================================================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY
Liabilities
     Deposits
         Noninterest-bearing demand                                                  $   20,048,154       $   17,102,386
         Interest-bearing demand                                                         25,461,761           22,076,363
         Savings                                                                         38,783,466           35,523,362
         Time                                                                            56,881,316           59,244,780
------------------------------------------------------------------------------------------------------------------------
              Total deposits                                                            141,174,697          133,946,891
     Securities sold under agreements to repurchase                                       6,965,058            4,151,844
     U.S. Treasury demand notes                                                           1,552,997            2,753,486
     Federal Home Loan Bank advances                                                     11,500,000           13,000,000
     Accrued expenses and other liabilities                                               2,242,787            1,669,460
------------------------------------------------------------------------------------------------------------------------
         Total liabilities                                                              163,435,539          155,521,681

Shareholders' equity
     Common stock and paid-in-capital, no par value-1998, $1 par -1997:
         1,750,000 shares authorized; shares issued
         and outstanding 1998 - 994,331  and 1997 - 954,322                              17,525,466           16,231,861
     Retained earnings (deficit)                                                             (8,483)             647,697
     Accumulated other comprehensive income, net of tax                                     143,119                3,584
------------------------------------------------------------------------------------------------------------------------
         Total shareholders' equity                                                      17,660,102           16,883,142
------------------------------------------------------------------------------------------------------------------------
              TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                             $  181,095,641       $  172,404,823
========================================================================================================================


          See accompanying notes to consolidated financial statements.

================================================================================
                   COMMERCIAL NATIONAL FINANCIAL CORPORATION

                        CONSOLIDATED STATEMENTS OF INCOME

                                                                                Years ended December 31
                                                                     1998               1997               1996
-------------------------------------------------------------------------------------------------------------------
Interest and dividend income
     Loans receivable, including fees                        $    11,315,309     $    11,269,750    $    10,328,228
     Taxable securities                                              934,747             667,930            956,006
     Nontaxable securities                                           733,098             725,491            729,396
     Federal funds sold                                              351,723             274,965            185,564
     Federal Home Loan Bank stock dividends                          111,409             105,098             56,982
-------------------------------------------------------------------------------------------------------------------
         Total interest and dividend income                       13,446,286          13,043,234         12,256,176

Interest expense
     Deposits                                                      4,778,263           4,674,419          4,665,374
     Securities sold under agreements to repurchase                  295,611             305,330            293,689
     Federal Home Loan Bank advances                                 789,975             680,023            283,428
     Other                                                            23,704              29,504             34,715
-------------------------------------------------------------------------------------------------------------------
         Total interest expense                                    5,887,553           5,689,276          5,277,206
-------------------------------------------------------------------------------------------------------------------

NET INTEREST INCOME                                                7,558,733           7,353,958          6,978,970
Provision for loan losses                                            360,000             395,000            230,000
-------------------------------------------------------------------------------------------------------------------
NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES                7,198,733           6,958,958          6,748,970
-------------------------------------------------------------------------------------------------------------------

Noninterest income
     Service charges and fees                                        484,521             429,349            291,903
     Net gains on loan sales                                         394,762             219,935             21,307
     Receivable financing fees                                       327,161             123,363                  -
     Other                                                           251,687             326,783            370,130
-------------------------------------------------------------------------------------------------------------------
         Total noninterest income                                  1,458,131           1,099,430            683,340
-------------------------------------------------------------------------------------------------------------------

Noninterest expense
     Salaries and employee benefits                                2,557,625           2,516,696          2,865,591
     Occupancy and equipment                                       1,000,482             989,213            886,080
     FDIC insurance                                                   22,047               9,925            125,619
     Branch closing costs                                                  -             546,614                  -
     Printing, postage and supplies                                  247,876             309,718            460,220
     Professional and outside services                               251,417             214,636            219,615
     Other                                                         1,093,866           1,279,826          1,127,433
-------------------------------------------------------------------------------------------------------------------
         Total noninterest expense                                 5,173,313           5,866,628          5,684,558
-------------------------------------------------------------------------------------------------------------------

INCOME BEFORE INCOME TAX EXPENSE                                   3,483,551           2,191,760          1,747,752
Income tax expense                                                   923,537             499,650            316,000
-------------------------------------------------------------------------------------------------------------------
NET INCOME                                                   $     2,560,014     $     1,692,110    $     1,431,752
===================================================================================================================

Per share information
     Basic earnings                                             $      2.54         $      1.72        $     1.50
     Diluted earnings                                           $      2.53         $      1.71        $     1.49
     Dividends declared                                         $      1.47         $      1.18        $     1.03


          See accompanying notes to consolidated financial statements.

                   COMMERCIAL NATIONAL FINANCIAL CORPORATION

                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                   Years ended December 31, 1998, 1997and 1996


                                                                                           Accumulated
                                                                                             Other              Total
                                                           Common           Retained       Comprehensive    Shareholders'
                                                       Stock and Paid       Earnings       Income Net          Equity
                                                         In Capital         (Deficit)        of Tax
------------------------------------------------------------------------------------------------------------------------

BALANCE AT JANUARY 1, 1996                            $ 12,439,407     $   2,203,281                      $  14,642,688

Net income                                                                 1,431,752                          1,431,752
Cash dividends declared, $1.03 per share                                    (978,958)                          (978,958)
Issued 41,457 shares in payment of 5% stock dividend     1,153,324        (1,156,653)                            (3,329)
Issued 11,852 shares under dividend reinvestment program   296,530                                              296,530
Issued 4,995 shares under stock option plans               107,144                                              107,144
Repurchase of 6 shares                                        (164)                                                (164)
-----------------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1996                            13,996,241         1,499,422                         15,495,663
Comprehensive income:
Net income                                                                 1,692,110                          1,692,110
Net change in unrealized gains on securities
   available for sale                                                                   $       5,430             5,430
Tax effect                                                                                     (1,846)           (1,846)
                                                                                        --------------------------------
Total other comprehensive income                                                                3,584             3,584
                                                                                        -------------------------------
     Total comprehensive income                                                                               1,695,694

Cash dividends declared, $1.18 per share                                  (1,171,442)                        (1,171,442)
Issued 45,246 shares in payment of 5% stock dividend     1,368,669        (1,372,393)                            (3,724)
Issued 14,839 shares under dividend reinvestment program   390,739                                             390,739
Issued 21,255 shares under stock option plans              476,212                                              476,212
-----------------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1997                            16,231,861           647,697            3,584        16,883,142
COMPREHENSIVE INCOME:
NET INCOME                                                                 2,560,014                          2,560,014
NET CHANGE IN UNREALIZED GAINS ON SECURITIES
   AVAILABLE FOR SALE                                                                         211,418           211,418
TAX EFFECT                                                                                    (71,883)          (71,883)
                                                                                        -------------------------------
TOTAL OTHER COMPREHENSIVE INCOME                                                              139,535           139,535
                                                                                                          -------------
     TOTAL COMPREHENSIVE INCOME                                                                               2,699,549

CASH DIVIDENDS DECLARED, $1.47 PER SHARE                                  (1,476,518)                        (1,476,518)
ISSUED 47,779 SHARES IN PAYMENT OF 5% STOCK DIVIDEND     1,735,374        (1,739,676)                            (4,302)
ISSUED 16,622 SHARES UNDER DIVIDEND REINVESTMENT PROGRAM   548,186                                              548,186
ISSUED 4,943 SHARES UNDER STOCK OPTION PLANS               122,357                                              122,357
REPURCHASE OF 29,997 SHARES                             (1,112,312)                                          (1,112,312)
------------------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1998                          $ 17,525,466     $      (8,483)   $     143,119     $  17,660,102
=======================================================================================================================



           See financial notes to consolidated financial statements.

                    COMMERCIAL NATIONAL FINANCIAL CORPORATION

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                  Years ended December 31, 1998, 1997 and 1996

                                                                           1998                1997             1996
-----------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
     Net income                                                   $      2,560,014    $     1,692,110     $   1,431,752
     Adjustments to reconcile net income to net
       cash from operating activities
         Provision for loan losses                                         360,000            395,000           230,000
         Net gains on loan sales                                          (394,762)          (219,935)          (21,307)
         Originations of loans held for sale                           (16,139,058)       (11,069,099)       (4,164,440)
         Proceeds from sales of loans held for sale                     17,234,909         10,898,784         4,185,747
         Depreciation, amortization and accretion                          728,296            404,668           579,699
         Net change in accrued interest receivable and other assets       (129,818)           488,214          (239,718)
         Net change in accrued expenses and other liabilities              490,275            482,802           225,963
-----------------------------------------------------------------------------------------------------------------------
              Net cash from operating activities                         4,709,856          3,072,544         2,227,696
-----------------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES
     Purchases of securities available for sale                        (15,729,554)        (8,422,708)                -
     Purchases of securities held to maturity                                    -         (4,454,227)       (6,433,248)
     Proceeds from maturities of  securities held to maturity            8,385,000          9,560,000        10,430,000
     Proceeds from maturities of securities available for sale           7,000,000                  -                 -
     Purchases of Federal Home Loan Bank stock                                   -           (128,900)         (825,900)
     Net change in loans                                               (12,307,032)        (1,980,964)      (13,120,723)
     Purchases of premises and equipment, net                             (180,560)           344,157        (1,159,833)
------------------------------------------------------------------------------------------------------------------------
         Net cash from investing activities                            (12,832,146)        (5,082,642)      (11,109,704)
------------------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES
     Net change in deposits                                              7,227,806            930,069         3,315,543
     Net change in securities sold under agreements to repurchase        2,813,214         (1,450,402)          296,811
     Net change in U.S. Treasury demand notes                           (1,200,489)         1,811,518           381,977
     Proceeds from Federal Home Loan Bank advances                      10,500,000          7,000,000        10,000,000
     Repayment of Federal Home Loan Bank advances                      (12,000,000)        (4,000,000)                -
     Dividends paid and fractional shares                               (1,397,768)        (1,122,158)         (940,346)
     Proceeds from sale of common stock                                    670,543            866,951           403,674
     Repurchase of shares of common stock                               (1,112,312)                 -              (164)
------------------------------------------------------------------------------------------------------------------------
         Net cash from financing activities                              5,500,994          4,035,978        13,457,495
-----------------------------------------------------------------------------------------------------------------------

Net change in cash and cash equivalents                                 (2,621,296)         2,025,880         4,575,487

Cash and cash equivalents, at beginning of year                         15,176,724         13,150,844         8,575,357
-----------------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS, AT END OF YEAR                         $     12,555,428    $    15,176,724     $  13,150,844
=======================================================================================================================

Cash paid during the year for
     Interest                                                     $      5,937,086    $     5,624,266     $   5,448,854
     Federal income taxes                                                  740,000            469,250           286,455
-----------------------------------------------------------------------------------------------------------------------


          See accompanying notes to consolidated financial statements.

                    COMMERCIAL NATIONAL FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 1998, 1997 and 1996




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

PRINCIPLES OF CONSOLIDATION The consolidated financial statements include the accounts of the Corporation, the Bank and CNFC Financial Services Inc., a wholly-owned subsidiary of the Bank. Intercompany accounts and transactions are eliminated in consolidation.

NATURE OF OPERATIONS, INDUSTRY SEGMENTS AND CONCENTRATIONS OF CREDIT RISK The Corporation is a one-bank holding company which conducts limited business activities. The Bank performs the majority of business activities.

The Bank provides a full range of banking services to individuals, agricultural businesses, commercial businesses and light industries located in its service area. It maintains a diversified loan portfolio, including loans to individuals for home mortgages, automobiles and personal expenditures, and loans to business enterprises for current operations and expansion. The Bank offers a variety of deposit products, including checking, savings, money market, individual retirement accounts and certificates of deposit. While the Corporation's chief decision makers monitor the revenue stream of various Corporate products and services, operations are managed and financial performance is evaluated on a Corporation-wide basis. Accordingly, all of the Corporation's banking operations are considered by management to be aggregated into one operating segment.

The principal markets for the Bank's financial services are the Michigan communities in which the Bank is located and the areas immediately surrounding these communities. The Bank serves these markets through seven offices located in Gratiot and Montcalm Counties in Michigan.

USE OF ESTIMATES To prepare financial statements in conformity with generally accepted accounting principles, management makes estimates and assumptions based on available information. These estimates and assumptions affect the amounts reported in the financial statements and the disclosures provided, and future results could differ. The allowance for loan losses and fair values of securities and other financial instruments are particularly subject to change.

CASH FLOW REPORTING Cash and cash equivalents include cash on hand, demand deposits with other financial institutions and federal funds sold. Cash flows are reported, net, for customer loan and deposit transactions, securities sold under agreements to repurchase with original maturities of 90 days or less and U.S. Treasury demand notes.

SECURITIES Securities are classified as held to maturity and carried at amortized cost when management has the positive intent and ability to hold them to maturity. Securities are classified as available for sale when they might be sold before maturity. Securities available for sale are carried at fair value, with net unrealized holding gains and losses reported in other comprehensive income and shareholder equity net of tax. Trading securities are bought principally for sale in the near term, and are reported at fair value with unrealized gains and losses included in earnings. Securities are written down to fair value when a decline in fair value is not temporary.

Gains and losses on sales are determined using the amortized cost of the specific security sold. Interest and dividend income, adjusted by amortization of purchase premiums and discounts, is included in earnings.

LOANS HELD FOR SALE Loans held for sale are reported at the lower of cost or market value in the aggregate. Net unrealized losses are recorded in a valuation allowance by charges to income.

LOANS RECEIVABLE Loans receivable are reported at the principal balance outstanding, net of unearned interest, deferred loan fees and costs, and an allowance for loan

                   COMMERCIAL NATIONAL FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        DECEMBER 31, 1998, 1997 AND 1996


losses. Interest income is reported on the interest method and includes amortization of net deferred loan fees and costs over the loan term.

Interest income is not reported when full loan repayment is in doubt, typically when payments are past due over 90 days, unless the loan is both well secured and in the process of collection. Payments received on such loans are reported as principal reductions.

ALLOWANCE FOR LOAN LOSSES The allowance for loan losses is a valuation allowance for probable credit losses, increased by the provision for loan losses and decreased by charge-offs less recoveries. Estimating the risk of loss and the amount of loss on any loan is necessarily subjective. Accordingly, management estimates the allowance balance required based on past loan loss experience, known and inherent risks in the portfolio, information about specific borrower situations and estimated collateral values, economic conditions, and other factors. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management's judgment, should be charged-off. A problem loan is charged-off by management as a loss when deemed uncollectible, although collection efforts continue and future recoveries may occur.

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

PREMISES AND EQUIPMENT Premises and equipment are stated at cost less accumulated depreciation. Depreciation is computed using a combination of straight-line and accelerated methods with useful lives ranging from 10 to 40 years for buildings and improvements, and 3 to 10 years for furniture and equipment. These assets are reviewed for impairment when events indicate their carrying amount may not be recoverable from future undiscounted cash flows. Maintenance, repairs and minor alterations are charged to current operations as expenditures occur. Major improvements are capitalized.

SERVICING RIGHTS Servicing rights represent both purchased rights and the allocated value of servicing rights retained on loans sold. Servicing rights are expensed in proportion to, and over the period of, estimated net servicing revenues.

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

OTHER REAL ESTATE OWNED Real estate properties acquired in collection of a loan receivable are recorded at fair value at acquisition. Any reduction to fair value from the carrying value of the related loan is accounted for as a loan loss. After acquisition, a valuation allowance reduces the reported amount to the lower of the initial amount or fair value less costs to sell. Expenses, gains and losses on disposition, and changes in the valuation allowance are reported in other expense. Other real estate owned amounted to $0 and $0 at December 31, 1998 and 1997, respectively.

GOODWILL AND IDENTIFIED INTANGIBLES Goodwill is the excess of purchase price over identified net assets in business acquisitions. Goodwill is expensed on the straight-line method over no more than 25 years. Identified intangibles represent the value of depositor relationships purchased and are expensed on accelerated methods over 10 years.

Goodwill and identified intangibles are assessed for impairment based on estimated undiscounted cash flows, and written down if necessary. Goodwill and identified intangibles amounted to $0 and $25,841 at December 31, 1998 and 1997, respectively.

                   COMMERCIAL NATIONAL FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        DECEMBER 31, 1998, 1997 AND 1996

SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE All of these liabilities represent amounts advanced by various customers and are secured by securities owned, as they are not covered by general deposit insurance.

EMPLOYEE BENEFITS A benefit plan with 401(k) features cover substantially all employees. The plan allows participant compensation deferrals. The amount of any Corporation matching contribution is based solely on the discretion of the board of directors. Historically, the Corporation has matched up to 6% of such deferrals at 100%.

Expense for employee compensation under stock option plans is reported only if options are granted below market price at grant date. Proforma disclosures of net income and earnings per share are provided as if the option's fair value had been recorded using an option pricing model.

INCOME TAXES Income tax expense is the sum of the current year income tax due or refundable and the change in deferred tax assets and liabilities. Deferred tax assets and liabilities are the expected future tax consequences of temporary differences between the carrying amounts and tax bases of assets and liabilities, computed using enacted tax rates. A valuation allowance, if needed, reduces deferred tax assets to the amount expected to be realized.

EARNINGS AND DIVIDENDS PER SHARE Basic earnings per common share is based on net income divided by the weighted average number of common shares outstanding during the period. Diluted earnings per common share shows the dilutive effect of any additional potential common shares. Earnings and dividends per common share are restated for all stock splits and stock dividends, including the 5% stock dividends paid in November 1998, 1997 and 1996.

STOCK DIVIDENDS Dividends issued in stock are reported by transferring the market value of the stock issued from retained earnings to common stock and additional paid-in capital. Fractional shares are paid in cash for all stock dividends.

COMPREHENSIVE INCOME Comprehensive income consists of net income and other comprehensive income. Other comprehensive income includes the net change in unrealized appreciation (depreciation) on securities available for sale, net of tax, which is also recognized as a separate component of shareholders' equity. The accounting standard that requires reporting comprehensive income first applies for 1998, with prior information restated to be comparable.

FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK The Corporation, in the normal course of business, makes commitments to make loans, which are not recorded in the financial statements.

FAIR VALUES OF FINANCIAL INSTRUMENTS Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed separately. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect the estimates. The fair value estimates of existing on-and off-balance-sheet financial instruments does not include the value of anticipated future business or values of assets and liabilities not considered financial instruments.

RECLASSIFICATIONS Some items in the prior year financial statements have been reclassified to conform with the current year presentation.

                   COMMERCIAL NATIONAL FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        DECEMBER 31, 1998, 1997 AND 1996


NOTES 2 - SECURITIES

The amortized cost and fair value of securities identified as available for sale are as follows:



                                                           DECEMBER 31, 1998
---------------------------------------------------------------------------------------------------------
                                                            GROSS                 GROSS
                                     AMORTIZED           UNREALIZED            UNREALIZED        FAIR
                                       COST                 GAINS                LOSSES          VALUE
---------------------------------------------------------------------------------------------------------
U.S. TREASURIES                  $    1,007,974      $       4,839       $             -     $   1,012,813
U.S. GOVERNMENT AGENCIES             12,654,920            160,049                              12,814,969
STATE AND MUNICIPALS                  2,529,666             42,339                               2,572,005
CORPORATE                               902,441              9,621                                 912,062
----------------------------------------------------------------------------------------------------------
   TOTAL                         $   17,095,001      $     216,848       $             -     $  17,311,849
==========================================================================================================





                                                           December 31, 1997
----------------------------------------------------------------------------------------------------------
                                                            Gross                 Gross
                                     Amortized           Unrealized            Unrealized        Fair
                                       Cost                 Gains                Losses          Value
----------------------------------------------------------------------------------------------------------
U.S. Treasuries                  $    1,995,580      $       3,482       $             -     $   1,999,062
U.S. Government agencies              5,029,062              7,902               (2,519)         5,034,445
State and municipals                          -                  -                     -                 -
Corporate                               999,321                  -               (4,729)           994,592
Other securities                        406,956              1,294                     -           408,250
----------------------------------------------------------------------------------------------------------
   Total                         $    8,430,919      $      12,678       $       (7,248)     $   8,436,349
==========================================================================================================






The amortized cost and fair value of securities identified as held to maturity are as follows:



                                                           DECEMBER 31, 1998
----------------------------------------------------------------------------------------------------------
                                                            GROSS                 GROSS
                                     AMORTIZED           UNREALIZED            UNREALIZED        FAIR
                                       COST                 GAINS                LOSSES          VALUE
----------------------------------------------------------------------------------------------------------
U.S. GOVERNMENT AGENCIES         $    1,000,125      $         875       $             -     $   1,001,000
STATE AND MUNICIPALS                 11,017,308            491,692                     -        11,509,000
CORPORATE                                     -                  -                     -                 -
----------------------------------------------------------------------------------------------------------
   TOTAL                         $   12,017,433      $     492,567       $             -     $  12,510,000
==========================================================================================================



                                                           December 31, 1997
----------------------------------------------------------------------------------------------------------
U.S. Treasuries                  $    3,980,642      $      15,358       $              -    $   3,996,000
U.S. Government agencies              2,015,945                777                (9,722)        2,007,000
State and municipals                 12,417,335            463,665                      -       12,881,000
Other securities                      1,969,524                  -                (6,524)        1,963,000
----------------------------------------------------------------------------------------------------------
   Total                         $   20,383,446      $     479,800       $       (16,246)    $  20,847,000
==========================================================================================================

                    COMMERCIAL NATIONAL FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        DECEMBER 31, 1998, 1997 AND 1996



The amortized cost and fair value of debt securities at year-end 1998, by contractual maturity are shown below.



                                           Available for Sale                     Held to Maturity
----------------------------------------------------------------------------------------------------------
                                      Amortized            Fair                Amortized         Fair
                                        Cost               Value                 Cost            Value
----------------------------------------------------------------------------------------------------------
Due in one year or less          $    4,955,173      $   4,983,156          $   2,613,914    $   2,635,000
Due from one to five years           11,389,768         11,560,324              5,471,831        5,693,000
Due from five to ten years              750,060            768,369              3,836,688        4,079,000
Due after ten years                           -                  -                 95,000          103,000
----------------------------------------------------------------------------------------------------------
   Total                         $   17,095,001      $  17,311,849          $  12,017,433    $  12,510,000
==========================================================================================================



There were no sales of securities during 1998, 1997 and 1996.

In addition to Federal Home Loan Bank (FHLB) stock, securities having an amortized cost of approximately $18,400,000 and $15,198,000 at year end 1998 and 1997 were pledged to secure FHLB advances, public deposits, securities sold under agreements to repurchase and U.S. Treasury demand notes.

Except as indicated, total securities of any state (including all its political subdivisions) were less than 10% of shareholders' equity. At year-end 1998 and 1997, the amortized cost of securities issued by the state of Michigan and all its political subdivisions totaled $9,892,000 and $9,546,000 with an estimated market value of $10,350,000 and $9,933,000, respectively.

NOTE 3 - LOANS RECEIVABLE


Year-end loans receivable are as follows:


                                           1998             1997
-------------------------------------------------------------------
Real estate
   Secured by single family
      residential properties           $42,988,361     $ 35,144,378
   Secured by non-farm
      nonresidential properties        41,199,791        40,745,864
   Secured by farmland                  4,796,595         4,740,489
   Secured by multi-family
      residential properties            5,607,091         5,509,556
Construction and land development       11,126,942        5,864,433
Consumer
   Installment loans                   11,482,473        15,172,025
   Credit card and related plans                -           734,634
Commercial                             18,668,354        16,610,078
-------------------------------------------------------------------
Gross loans receivable                 135,869,607      124,521,457
Allowance for loan losses              (2,343,976)       (2,063,668)
-------------------------------------------------------------------
   Net loans receivable              $133,525,631      $122,457,789
===================================================================


Loans held for sale, included in real estate secured by single family residential properties, were $809,000 and $390,000 at year-end 1998 and 1997.

Certain directors and executive officers of the Corporation, including associates of such persons, were loan customers of the Corporation during 1998 and 1997. A summary of aggregate related party loan activity for loans aggregating $60,000 or more to any related party is as follows:


                                    1998            1997
-----------------------------------------------------------
Balance at beginning of year   $ 4,149,000   $    3,998,000
New loans                       11,578,000       12,859,000
Repayments                     (11,361,000)     (12,725,000)
Other changes, net                (188,000)          17,000
-----------------------------------------------------------
Balance at end of year         $ 4,178,000   $    4,149,000
===========================================================


Other changes include adjustments for persons included in one reporting period that are not reported in the other reporting period.

                    COMMERCIAL NATIONAL FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        DECEMBER 31, 1998, 1997 AND 1996




Activity in the allowance for loan losses was as follows:



                                         1998            1997         1996
--------------------------------------------------------------------------------
Beginning balance                   $ 2,063,668    $ 1,824,080    $ 1,668,555

Loan charge-offs                       (171,467)      (278,129)      (175,051)
Loan recoveries                          91,775        122,717        100,576
-----------------------------------------------------------------------------
   Net loan charge-offs                 (79,692)      (155,412)       (74,475)
Provision for loan losses               360,000        395,000        230,000
-----------------------------------------------------------------------------
Ending balance                      $ 2,343,976    $ 2,063,668    $ 1,824,080
=============================================================================




Impaired loans were as follows:


                                         1998           1997
--------------------------------------------------------------
Year-end loans with allowance for
   loan losses allocated            $    54,694    $        --
Year-end loans with no allowance
   for loan losses allocated                 --             --
--------------------------------------------------------------

Total impaired loans                $    54,694    $        --
==============================================================

Amount of the allowance allocated   $        --    $        --
Average balance of impaired loans
   during the year                       50,640         60,580
Interest income recognized during
   impairment                             2,115          2,542
Cash-basis interest income
   recognized                                --          5,574


At year-end 1998 and 1997, there were no nonaccrual loans.



NOTE 5 - LOAN SERVICE

Mortgage loans serviced for others are not reported as assets. These loans totaled $36,156,000 and $31,689,000 at year-end 1998 and 1997. Related escrow deposit balances were approximately $(7,000) and $(20,000) at year-end 1998 and 1997.


NOTE 6 - PREMISES AND EQUIPMENT, NET

Year-end premises and equipment consist of:

                                     1998            1997
-----------------------------------------------------------
Land                           $    310,689     $    310,689
Buildings and improvements        2,937,780        2,889,651
Equipment                         3,310,811        3,455,082
------------------------------------------------------------
   Total cost                     6,559,280        6,655,422
Less accumulated depreciation    (3,769,279)      (3,466,679)
   Net premises and equipment  $  2,790,001     $  3,188,743
============================================================


Depreciation expense was $578,045, $514,474 and $431,784 in 1998, 1997 and 1996,
respectively.

                    COMMERCIAL NATIONAL FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        DECEMBER 31, 1998, 1997 AND 1996

NOTE 7 - DEPOSITS

At year-end 1998, stated maturities of time deposits were as follows, for the years ending December 31:

1999                                    $    40,148,258
2000                                         10,511,320
2001                                          3,129,121
2002                                          1,591,076
2003                                          1,252,103
Thereafter                                      249,438
-------------------------------------------------------
   Total time deposits                  $    56,881,316
=======================================================

Time deposits in denominations of $100,000 or more were $12,871,000 and $13,930,000 at year-end 1998 and 1997.

At year-end 1998, stated maturities of time deposits in denominations of $100,000 or more were as follows:

In 3 months or less                    $    6,580,000
Over 3 through 6 months                     2,375,000
Over 6 through 12 months                    2,643,000
Over 12 months                              1,273,000
-----------------------------------------------------
    Total deposits > $100,000          $   12,871,000
=====================================================

Related party deposits were $1,716,000 and $1,522,000 at year-end 1998 and 1997.

NOTE 8 - BORROWINGS

SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE

Information concerning securities sold under agreements to repurchase is summarized as follows:

                                    1998          1997
--------------------------------------------------------

Amount outstanding at
   year-end                   $  6,965,058   $  4,151,844
Weighted average interest
   rate at year-end                   4.55%          5.29%
Average daily balance
   during the year            $  5,842,000   $  5,777,000
Weighted average interest
   rate during the year               5.07%          5.28%
Maximum month end
   balance during the year    $  7,244,000   $  8,987,000

FEDERAL HOME LOAN BANK ADVANCES

Federal Home Loan Bank (FHLB) advances totaled $11,500,000 at year-end 1998. A majority of the advances have fixed interest rates ranging from 5.04% to 6.66%. The advance with a variable rate is based on the FHLB overnight discount rate plus 30 basis points.

Pursuant to collateral agreements with the Federal Home Loan Bank, in addition to Federal Home Loan Bank stock, advances are secured under a blanket lien arrangement by qualified 1-to-4 family mortgage loans and U.S. Government agency securities with a carrying value of approximately $42,681,000 at year-end 1998.

At year-end 1998, scheduled principal reductions on these advances were as follows for the years ending December 31:

1999                                     $    4,000,000
2000                                          4,000,000
2001                                          1,000,000
2002                                                  -
2003                                          1,500,000
Thereafter                                    1,000,000
-------------------------------------------------------
    Total FHLB advances                  $   11,500,000
=======================================================

                    COMMERCIAL NATIONAL FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        DECEMBER 31, 1998, 1997 AND 1996



NOTE 9 - EMPLOYEE BENEFITS

401(K) PLAN The Corporation maintains a 401(k) salary reduction plan under which participants may make deferrals up to 15% of compensation. The Corporation's annual contribution to the plan is based solely on the discretion of the Corporation's board of directors. Historically, the Corporation has matched 100% of the elective deferrals on the first 6% of the participant's compensation. Employee and employer contributions are vested immediately. The plan covers substantially all employees of the Corporation.

Contributions attributable to the plan were approximately $88,000, $72,000 and $92,000 in 1998, 1997 and 1996. Expense related to the plan was approximately $86,000, $51,000 and $113,000 in 1998, 1997 and 1996.

STOCK OPTION PLANS SFAS No. 123, Accounting for Stock-Based Compensation, which became effective for 1996, requires proforma disclosures for companies that do not adopt its fair value accounting method for stock-based employee compensation. Accordingly, the following proforma information presents net income and basic and diluted earnings per share had the fair value method been used to measure compensation cost for stock option plans. The exercise price of options granted is equivalent to the market value of underlying stock at the grant date. Accordingly, no compensation cost was actually recognized for stock options in 1998, 1997 and 1996.

The fair value of options granted during 1998, 1997 and 1996 is estimated using the following weighted-average information: risk-free interest rate of 4.52%, 6.00% and 6.15%, respectively, expected life of 5.4, 4.0 and 3.9 years, respectively, expected dividends of 4.0% per year, and nominal expected stock price volatility.


                                     1998                1997             1996
--------------------------------------------------------------------------------
Net income as reported     $      2,560,014    $      1,692,110    $  1,431,752
Proforma net income               2,528,496           1,674,677       1,420,533
--------------------------------------------------------------------------------
Basic earnings per share
   as reported             $           2.54    $           1.72    $       1.50
Proforma basic earnings
   per share                           2.51                1.70            1.49
--------------------------------------------------------------------------------
Diluted earnings per
   share as reported                   2.53                1.71            1.49
Proforma diluted
   earnings per share                  2.50                1.70            1.48
--------------------------------------------------------------------------------


In future years, the proforma effect of not applying this standard is expected to increase as additional options are granted.

Stock option plans are used to reward employees and provide them with an additional equity interest. Options are issued for 2 and 7 year periods, with 100% vesting occurring six months after grant date. At year-end 1998, 54,201 shares were authorized for future grants. Information about option grants follows.


                                Number     Weighted Average
                              of Options    Exercise Price
-----------------------------------------------------------
Outstanding, beginning of 1996 25,013          $  18.87
   Granted                     12,380             24.19
   Exercised                   (5,773)            18.55
   Forfeited                     (243)            20.56
-------------------------------------------------------
Outstanding, end of 1996       31,376             21.02
   Granted                     10,697             24.94
   Exercised                  (23,248)            20.48
   Forfeited                     (846)            22.78
-------------------------------------------------------
OUTSTANDING, END OF 1997       17,979             24.11
   GRANTED                      9,928             36.49
   EXERCISED                   (4,943)            24.75
-------------------------------------------------------
OUTSTANDING, END OF 1998       22,964          $  29.37
=======================================================


The weighted-average fair value of options granted in 1998, 1997 and 1996 was $3.17, $1.63 and $1.92, respectively. At year end 1998, options outstanding had a weighted-average remaining life of 5.2 years and a range of exercise price from $20.56 to $36.49.

Options exerciseable at year-end are as follows.


            Number       Weighted Average
          of Options      Exercise Price
-----------------------------------------
1996        18,996           $ 18.96
1997        17,979             24.11
1998        22,964             29.37

                    COMMERCIAL NATIONAL FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        DECEMBER 31, 1998, 1997 AND 1996


NOTE 10-FEDERAL INCOME TAXES

Income tax expense consists of:

                 1998            1997            1996
-------------------------------------------------------
Current      $1,029,420     $  512,496      $   326,000
Deferred      (105,883)        (12,846)         (10,000)
-------------------------------------------------------
             $ 923,537      $  499,650      $   316,000
=======================================================


Income tax expense calculated at the statutory federal income tax rate of 34% differs from actual income tax expense as follows:



                                1998          1997      1996
-------------------------------------------------------------

Statutory rates              $1,184,000   $ 745,000  $ 594,000
Increase (decrease) from
Tax-exempt interest income    (257,000)    (262,000)  (299,000)
Goodwill amortization            9,000       14,000     14,000
Other, net                     (12,463)       2,650      7,000
--------------------------------------------------------------
                             $ 923,537    $ 499,650  $ 316,000
==============================================================



Year-end deferred tax assets and liabilities consist of:


                                     1998           1997
---------------------------------------------------------

Allowance for loan losses          $ 421,000    $ 326,000
Accumulated depreciation            (225,000)    (276,000)
Mortgage servicing rights            (51,000)     (17,000)
Net unrealized gain on
   securities available for sale     (73,729)      (1,846)
Other                                  3,729        9,846
---------------------------------------------------------
                                      75,000       41,000
Valuation allowance                       --           --
---------------------------------------------------------
 Net deferred tax asset            $  75,000    $  41,000
=========================================================

NOTE 11 - EARNINGS PER SHARE

A reconciliation of the numerators and denominators of the basic earnings per share and diluted earnings per share computations for the years ended is presented below:



                                   1998        1997       1996
-----------------------------------------------------------------
BASIC EARNINGS PER SHARE:
Net income available to
   common shareholders        $2,560,014   $1,692,110   $1,431,752
------------------------------------------------------------------

Weighted-average common
   shares outstanding for
   basic earnings per share    1,007,811      985,954      955,659
------------------------------------------------------------------

BASIC EARNINGS PER SHARE      $     2.54   $     1.72   $     1.50
==================================================================






                                    1998         1997         1996
------------------------------------------------------------------
DILUTED EARNINGS PER SHARE:
Net income available to
   common shareholders        $2,560,014   $1,692,110   $1,431,752
==================================================================

Weighted-average common
   shares outstanding for
   basic earnings per share    1,007,811      985,954      955,659

Add:
Dilutive effect of assumed
exercise of stock options          5,000        1,293        2,045
------------------------------------------------------------------

Weighted-average common
   and dilutive additional
   potential common shares
      outstanding              1,012,811      987,247      957,704
==================================================================

Diluted earnings per share    $     2.53   $     1.71   $     1.49
==================================================================

                    COMMERCIAL NATIONAL FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        DECEMBER 31, 1998, 1997 AND 1996


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


CASH RESERVE AND CLEARING BALANCES

At year-end 1998 and 1997, cash reserve and clearing balance requirements of $1,191,000 and $1,127,000 were required as deposits with the Federal Reserve or as cash on hand. These balances do not earn interest.

LEASES

The Corporation leases certain branch facilities under lease agreements expiring through 2018, with optional renewal periods through 2028. During 1997 and 1996, two of the leases were with a related party. Both of the related party leases were terminated during 1997 in conjunction with the closing of two branches. Rental expense on all leases totaled $16,000, $84,000 and $32,000 in 1998, 1997 and 1996, including $0 in 1998, $68,000 in 1997 and $16,000 in 1996 paid to the related party. Included in the 1997 expense to the related party were costs of $60,000 related to the termination of the leases. As of year-end 1998, there were no significant future rental commitments.

LOAN COMMITMENTS

The Corporation is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet financing needs of its customers. These financial instruments include commitments to make loans, unused lines of credit and standby letters of credit. The Corporation's exposure to credit loss in the event of non-performance by the other party to financial instruments for commitments to make loans, unused lines of credit and standby letters of credit is represented by the contractual amount of those instruments. The Corporation follows the same credit policy to make such commitments as it uses for on-balance-sheet items.

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

Commitments at year-end are as follows:

                                     1998           1997
-----------------------------------------------------------

Commitments to extend credit  $  21,683,000    $ 21,769,000
Standby letters of credit           850,000         815,000
-----------------------------------------------------------
   Total commitments          $  22,533,000    $ 22,584,000
===========================================================


NOTE 13 - FAIR VALUES ON FINANCIALS INSTRUMENTS

The following methods and assumptions were used to estimate fair values for financial instruments:

- Carrying amount is considered to estimate fair value for cash and cash equivalents, Federal Home Loan Bank (FHLB) stock, demand and savings deposits, securities sold under agreements to repurchase, U.S. Treasury demand notes, and variable rate loans or deposits that reprice frequently and fully.
- Securities fair values are based on quoted market prices or, if no quotes are available, on the rate and term of the security and on information about the issuer.
- Fixed rate loans and deposits, and variable rate loans and deposits with infrequent repricing or repricing limits fair value, is estimated using discounted cash flow analyses or underlying collateral values, where applicable.

                    COMMERCIAL NATIONAL FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        DECEMBER 31, 1998, 1997 AND 1996

- Fair value of Federal Home Loan Bank advances is based on currently available rates for similar financing.

- Fair value of other financial instruments and off-balance-sheet items approximate cost and are not considered significant to this presentation.

While these estimates of fair value are based on management's judgment of the most appropriate factors, there is no assurance that if the Corporation had disposed of such items at December 31, 1998 and 1997, the estimated fair values would have been achieved. Market values may differ depending on various circumstances not taken into consideration in this methodology. The estimated fair values at December 31, 1998 and 1997 should not necessarily be considered to apply at subsequent dates.

In addition, other assets and liabilities that are not defined as financial instruments are not included in the following disclosures, such as property and equipment. Also, non-financial instruments typically not recognized in financial statements may have value but are not included in the following disclosures. These include, among other items, the estimated earnings power of core deposit accounts, the trained work force, customer goodwill and similar items.


Financial instruments at year-end are as follows, in thousands:


                                                                1 9 9 8                           1 9 9 7
-------------------------------------------------------------------------------------------------------------------
                                                       CARRYING          FAIR            Carrying          Fair
                                                         VALUE           VALUE             Value           Value
--------------------------------------------------------------------------------------------------------------------

FINANCIAL ASSETS
Cash and cash equivalents                           $    12,555      $    12,555      $   15,177       $    15,177

Securities                                               29,329           29,822          28,820            29,283
FHLB stock                                                1,391            1,391           1,391             1,391
Loans, net of allowance                                 133,526          133,774         122,458           122,613
------------------------------------------------------------------------------------------------------------------
   Total financial assets                           $   176,801      $   177,542      $  167,846       $   168,464
==================================================================================================================
FINANCIAL LIABILITIES
Demand and savings deposits                         $   (84,293)     $   (84,293)     $  (74,702)      $   (74,702)
Time deposits                                           (56,881)         (57,577)        (59,245)          (59,414)
Securities sold under agreements
  to repurchase                                          (6,965)          (6,965)         (4,152)           (4,152)
U.S. Treasury demand notes                               (1,553)          (1,553)         (2,753)           (2,753)
Federal Home Loan Bank advances                         (11,500)         (11,248)        (13,000)          (12,968)
------------------------------------------------------------------------------------------------------------------
   Total financial liabilities                      $  (161,192)     $  (161,636)     $ (153,852)      $  (153,989)
==================================================================================================================



NOTE 14 - REGULATORY MATTER

The Corporation and Bank are subject to regulatory capital requirements administered by federal banking agencies. Capital adequacy guidelines and prompt corrective action regulations involve quantitative and qualitative measures of assets, liabilities, and certain off-balance-sheet items calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by regulators about components, risk weightings, and other factors. The regulators can lower classifications in certain cases. Failure to meet various capital requirements can initiate regulatory action that could have a direct material effect on the financial statements.

The prompt corrective action regulations provide five classifications, including well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized. These terms are not used to represent overall financial condition.

                    COMMERCIAL NATIONAL FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        DECEMBER 31, 1998, 1997 AND 1996


If only adequately capitalized, regulatory approval is required to accept brokered deposits. If undercapitalized, capital distributions, asset growth and expansion are limited. Plans for capital restoration are also required. The Corporation and Bank were categorized as well capitalized at year-end 1998 and 1997.


Actual capital levels (in millions) and minimum required levels were:

                                                                                                Minimum Required
                                                                                                   To Be Well
                                                                                                   Capitalized
                                                                     Minimum Required             Under Prompt
                                                                        For Capital                Corrective
                                                Actual               Adequacy Purposes         Action Regulations
                                          Amount        Ratio        Amount       Ratio        Amount      Ratio
1998
------------------------------------------------------------------------------------------------------------------
TOTAL CAPITAL (TO RISK WEIGHTED ASSETS)
   CONSOLIDATED                           $   19.1      14.3%        $  10.7       8.0%        $  13.4      10.0%
   BANK                                       16.2      12.1            10.7       8.0            13.4      10.0
TIER 1 CAPITAL (TO RISK WEIGHTED ASSETS)
   CONSOLIDATED                               17.4      13.0             5.4       4.0             8.0       6.0
   BANK                                       14.6      10.9             5.3       4.0             8.0       6.0
TIER 1 CAPITAL (TO AVERAGE ASSETS)
   CONSOLIDATED                               17.4       9.9             7.0       4.0             8.8       5.0
   BANK                                       14.6       8.3             7.0       4.0             8.7       5.0

1997
------------------------------------------------------------------------------------------------------------------
Total capital (to risk weighted assets)
   Consolidated                           $   18.4      14.7%        $  10.0       8.0%        $  12.5      10.0%
   Bank                                       16.3      13.1            10.0       8.0            12.5      10.0
Tier 1 capital (to risk weighted assets)
   Consolidated                               16.9      13.5             5.0       4.0             7.5       6.0
   Bank                                       14.8      11.8             5.0       4.0             7.5       6.0
Tier 1 capital (to average assets)
   Consolidated                               16.9      10.3             6.6       4.0             8.2       5.0
   Bank                                       14.8       8.6             6.8       4.0             8.6       5.0


NOTE 15- PARENT CORPORATION CONDENSED

The Corporation's primary source of funds to pay dividends to shareholders is the dividends it receives from the Bank. The Bank is subject to certain restrictions on the amount of dividends it may declare without prior regulatory approval. Accordingly, in 1999, the Bank may distribute to the Corporation, in addition to 1999 net profits, approximately $2,167,000 in dividends without prior approval from regulatory agencies.

 Following are condensed parent corporation financial statements.

                    COMMERCIAL NATIONAL FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        DECEMBER 31, 1998, 1997 AND 1996


CONDENSED BALANCE SHEETS
December 31,
                                    1998          1997
--------------------------------------------------------
ASSETS
Cash                          $  2,013,394   $ 2,338,746
Securities available for sale    1,226,341             -
Investment in subsidiary        14,770,125    14,814,179
Other                               48,196        45,119
--------------------------------------------------------
   Total assets               $ 18,058,056   $17,198,044
========================================================

LIABILITIES AND SHAREHOLDERS'
EQUITY
Dividends payable             $    397,954   $   314,902
Shareholders' equity            17,660,102    16,883,142
--------------------------------------------------------
   Total liabilities and
     shareholders' equity     $ 18,058,056   $17,198,044
========================================================




CONDENSED STATEMENTS OF INCOME
Years ended December 31,


                                    1998        1997        1996
-----------------------------------------------------------------------

Dividends from subsidiary     $ 2,730,000    $ 1,199,460   $ 1,059,300
Interest on securities             36,495          3,334        12,019
Other income                          500             --            --
----------------------------------------------------------------------
   Total income                 2,766,995      1,202,794     1,071,319
Other expense                      45,722         71,865        18,538
----------------------------------------------------------------------
Income before income
   taxes and equity in
   undistributed net income
   of subsidiary                2,721,273      1,130,929     1,052,781
Income tax benefit                  9,000         17,350            --
Equity in undistributed
   (excess distribution)
   net income of subsidiary      (170,259)       543,831       378,971
----------------------------------------------------------------------
NET INCOME                    $ 2,560,014    $ 1,692,110   $ 1,431,752
======================================================================



CONDENSED STATEMENTS OF CASH FLOWS
Years ended December 31,


                                           1998        1997           1996
-----------------------------------------------------------------------------
CASH FLOWS FROM
   OPERATING ACTIVITIES
Net income                          $ 2,560,014    $ 1,692,110    $ 1,431,752
Adjustment:
   Equity in (undistributed net
     income)/excess distribution
      of subsidiary                     170,259       (543,831)      (378,971)
   Amortization                          10,350
   Change in other assets                (9,943)       378,045       (358,283)
-----------------------------------------------------------------------------
Net cash from
   operating activities               2,730,680      1,526,324        694,498
CASH FLOW FROM
   INVESTING ACTIVITIES
Purchase of securities
   available for sale                (1,216,495)
CASH FLOWS FROM
   FINANCING ACTIVITIES
Dividends and fractional
   shares paid                       (1,397,768)    (1,122,158)      (940,346)
Sale of common stock                    670,543        866,951        403,674
Repurchase of common stock           (1,112,312)            --           (164)
-----------------------------------------------------------------------------
   Net cash from
     financing activities            (3,056,032)      (255,207)      (536,836)
-----------------------------------------------------------------------------

Net change in cash
   and cash equivalents                (325,352)     1,271,117        157,662
Cash and cash equivalents
   at the beginning of year           2,338,746      1,067,629        909,967
-----------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS
AT END OF YEAR                      $ 2,013,394    $ 2,338,746    $ 1,067,629
=============================================================================


NOTE 16 - DIVIDEND REINVESTMENT PLAN

The Corporation established a Dividend Reinvestment Plan for its shareholders in 1992. The Plan permits the issuance of previously authorized and unissued shares. As of December 31, 1998 7,574 shares of authorized but unissued common stock were reserved for Plan requirements.

NOTE 17 - STOCK REPURCHASE PLAN

The Corporation announced a stock repurchase plan in 1998. The Plan permits the repurchase of up to 52,500 shares of the Corporation's outstanding shares of common stock. As of December 31, 1998 the Corporation had repurchased 29,997 shares, in accordance with the program.

NOTE 18 - IMPACT OF NEW ACCOUNTING STANDARDS

Beginning January 1, 2000 a new accounting standard will require all derivatives to be recorded at fair value. Unless designated as hedges, changes in these fair values will be recorded in the income statement. Fair value changes involving hedges will generally be recorded by offsetting gains and losses on the hedge and on the hedged item, even if the fair value of the hedged item is not otherwise recorded. This is not expected to have a material effect but the effect will depend on derivative holdings when this standard applies.

Mortgage loans originated in mortgage banking are converted into securities on occasion. A new accounting standard for 1999 will allow classifying these securities as available for sale, trading, or held to maturity, instead of the current requirement to classify as trading. This is not expected to have a material effect but the effect will vary depending on the level and designation of securitizations as well as on market price movements.

COMMON STOCK INFORMATION

Commercial National Financial Corporation common stock is listed on the NASD Over the Counter Bulletin Board under the symbol CEFC. Several brokers provide a market for the stock. There were approximately 630 shareholders of record and 994,331 common shares outstanding at December 31, 1998.

Management is aware of 56 sales involving a total of 111,875 shares of stock during 1998. The price was reported to management for only some of these transactions. All prices have been adjusted for the 5% stock dividends issued in November 1998 and November 1997.

During 1998 and 1997 the price ranges of transactions reported were:



                        Shares               Actual Price
                        Traded                  Range
---------------------------------------------------------------
1998                                      Low           High
---------------------------------------------------------------
FIRST QUARTER           27,597           $28.57        $36.19
SECOND QUARTER          25,600            33.33         37.85
THIRD QUARTER           27,708            34.76         37.14
FOURTH QUARTER          30,970            35.23         38.50
---------------------------------------------------------------
1997
---------------------------------------------------------------
First Quarter           25,578           $22.91        $26.31
Second Quarter          11,687            23.58         27.90
Third Quarter           12,458            26.98         28.34
Fourth Quarter           3,717            25.85         30.48

DIVIDEND INFORMATION

The holders of Commercial National Financial Corporation common stock are entitled to dividends when, and if, declared by the Board of Directors of the Corporation out of funds legally available for that purpose. The Board of Directors does not declare dividends based on any predetermined dividend policy but has paid regular quarterly cash dividends for the past nine years.

The following table sets forth the dividends per share declared during 1998 and 1997. The dividends per share have been adjusted for the 5% stock dividends issued in November 1998 and November 1997.

                                              1998      1997
--------------------------------------------------------------
First Quarter                                $ .34       $.27
Second Quarter                                 .35        .30
Third Quarter                                  .38        .30
Fourth Quarter                                 .40        .31
--------------------------------------------------------------
     Total dividend per share                $1.47      $1.18
==============================================================



                               EXECUTIVE OFFICERS

Jeffrey S. Barker                     President and Chief Executive Officer

Patrick G. Duffy                      Vice President and Chief Financial Officer

                               BOARD OF DIRECTORS

Howard D. Poindexter                  Chairperson of the Board, Manager of Poindexter Farms

Richard F. Abbott                     Vice Chairperson of the Board, Retired EVP of the Corporation and Bank

Jefferson P. Arnold                   Attorney, Arnold Law Office

Jeffrey S. Barker                     President and CEO of the Corporation and Bank

Don J. Dewey                          President and Funeral Director, Dewey Funeral Homes, Inc.

David A. Ferguson                     Member, Chodoka LLC

Kenneth R. Luneack                    President, Ken Luneack Construction, Inc.

Kim C. Newson                         President, Alma Hardware Corporation


Scott E. Sheldon                      Owner, Kernen-Sheldon, Shepherd and LaDu-Brundage Insurance Agencies

Russell M. Simmet                     President, Simmet Insurance Agency, Inc.

                            COMMERCIAL BANK OFFICERS

Scott E. Sheldon                      Chairperson of the Board

Howard D. Poindexter                  Vice Chairperson of the Board

Jeffrey S. Barker                     President and Chief Executive Officer

Patrick G. Duffy                      Vice President and Chief Financial Officer

Daniel E. Raleigh                     Vice President - Marketing and Branch Administration

Andrew P. Shafley                     Vice President - Senior Loan Officer


Kevin D. Collison                     Vice President - Commercial Lending-Ithaca

Thomas D. Cooper                      Vice President - Commercial Lending-Middleton


Sheryl L. Allen                       Assistant Vice President - Human Resources

Corey S. Bailey                       Assistant Vice President - Consumer Lending-Alma

Janet M. Davison                      Assistant Vice President - Manager/Information Systems

Donna L. Kelley                       Assistant Vice President - Branch Supervisor-St. Louis

Wendy M. Lombard                      Assistant Vice President - Mortgage Lending

Vicki L. Nelson                       Assistant Vice President - Mortgage Lending

Karen M. Taylor                       Assistant Vice President - Mortgage Lending

Carol L. Vallance                     Assistant Vice President - Customer Relations


Kathryn K. Greening                   Loan Officer

Dawn K. Riley                         Loan Officer

Rebecca A. Smith                      Administrative Assistant - Transfer Agent

                                  [PICTURES]


[Scott Jeff and Howard]

[Duffy]

[PicturesRaleigh]

[Shafley]

[Lenders]




                           COMMERCIAL BANK LOCATIONS

------------------------------------------------------------------------------------------------------------------------------------
ALMA                    ITHACA             POMPEII              GREENVILLE             ST. LOUIS            MIDDLETON
301 NORTH STATE ST.     101 N. PINE RIVER* 105 E. FULTON STREET 101 NORTH LAFAYETTE    104 N. MILL STREET*  101 NORTH NEWTON STREET*
                                                                STREET*
Ph. (517) 463-2185      Ph. (517) 875-4144 Ph. (517) 838-2525   Ph. (616) 754-7166     Ph. (517) 681-5738   Ph. (517) 236-7236
Fax (517) 463-5996      Fax (517) 875-4534                      Fax (616) 754-2118     Fax (517) 681-3509   Fax (517) 236-7732

119 WEST CENTER*
Ph. (517) 463-3120

1500 WRIGHT AVENUE*
Ph. (517) 463-3901
------------------------------------------------------------------------------------------------------------------------------------

* Denotes Bank locations with ATMs on site.

                           DIVIDEND REINVESTMENT PLAN

As a service to its shareholders, Commercial National Financial Corporation sponsors a Dividend Reinvestment Plan. The Plan allows a shareholder to purchase this stock without brokerage commissions using dividends. For information about this plan, contact the Corporation's Transfer Agent.

                                 TRANSFER AGENT

                    Commercial National Financial Corporation
                          Care of Mrs. Rebecca A. Smith
                       101 North Pine River, P.O. Box 280
                             Ithaca, Michigan 48847


                             CORPORATE HEADQUARTERS

                              101 North Pine River
                             Ithaca, Michigan 48847
                              Phone (517) 875-4144
                               Fax (517) 875-4534



                               10-K AVAILABILITY

Commercial National's Annual report on Form 10-K is available upon written request without charge from:

                   Commercial National Financial Corporation,
    Care of Mr. Patrick G. Duffy, Vice President and Chief Financial Officer,
                       101 North Pine River, P.O. Box 280
                             Ithaca, Michigan 48847
                              Phone (517) 875-4144



Market Makers

WILLIAM KAHL              MICHAEL T. SEEKELL           PETER VANDERSCHAAF        CHRISTOPHER TURNER      JAMES CRAWFORD
----------------------------------------------------------------------------------------------------------------------------
Everen Securities         Robert W. Baird & Co.        Stifel, Nicolaus & Co.    McDonald & Co.          Roney & Co.
East Lansing, MI          Grand Rapids, MI             Grand Rapids, MI          Grand Rapids, MI        Flint, MI
1-800-292-1960            1-800-888-6200               1-800-676-0477            1-800-548-6011          1-800-521-9767
----------------------------------------------------------------------------------------------------------------------------











                                     [LOGO]
















             [COMMERCIAL NATIONAL FINANCIAL CORPORATION LETTERHEAD]