Form 10-K405, Exhibit 13
period 1999-12-31
COMMERCIAL NATIONAL FINANCIAL CORP /MI
filed 2000-03-24
CIK 828535

                                   EXHIBIT 13

          INCORPORATED PORTIONS FROM 1999 ANNUAL REPORT TO SHAREHOLDERS

                                    CONTENTS



Report from the President............................................    2 - 3

Selected Financial Data..............................................        4

Business of Commercial National Financial Corporation................        5

Management's Discussion and Analysis.................................   5 - 16

Report of Independent Auditors.......................................       17

Management's Responsibility for Financial Statements.................       18

Consolidated Balance Sheets..........................................       19

Consolidated Statements of Income....................................       20

Consolidated Statements of Changes in Shareholders' Equity...........       21

Consolidated Statements of Cash Flows................................       22

Notes to Consolidated Financial Statements...........................  23 - 35

Common Stock and Dividend Information................................       36

Directors and Officers...............................................  37 - 39

Locations, Transfer Agent and Market Makers..........................       40



                                     COVER

Commercial lending at the Bank extends beyond traditional funding of local business and industries. The cover is a composite of Gratiot County golf courses whose operations and facilities were enhanced through Commercial Bank's help.


Photos by Wheeler Portrait Studio
Report by E&S Graphics

[PHOTO]



To Our Shareholders:

Commercial National Financial Corporation had a very successful year. Net income reached a record $2,731,000, up 6.7% over last year. Return on average assets remained steady at 1.47%, again higher than our peers, while return on average shareholders' equity improved to 14.7% from 14.4%. Strong loan growth and continued improvement in operating efficiency contributed significantly to the 1999 earnings increase. Competition for deposits remains very intense, consequently, funding for future asset growth will likely compress our margins.

Diluted earnings per share rose 7.5% to 86 cents per share compared to 80 cents per share last year. More importantly, dividends per share continue to rise, more than doubling over the past five years. Cash dividends of 55 cents per share declared during 1999 represent an increase of 17% over last year's 47 cents per share. The market price for CNFC shares closed at $13.00 for year-end 1999, an increase of 9.2% over a year ago. Recent trades in the $14.00 per share range also reflect a doubling in price over the past five years. All per share information reflects both the 3:1 stock split declared in August 1999 and the 5% stock dividend paid during November 1999. This is the ninth consecutive year that the stock dividend has been paid, and coupled with the recent stock split, liquidity for our shares should improve. Additionally, we continue to repurchase outstanding shares of our stock in an effort to deploy some of our excess capital and increase earnings per share. Through the end of 1999 we have reacquired and retired just over 118,000 shares.

The 12.2% increase in total loans over last year was the most significant component in our improved earnings. Net interest income was up by a similar percentage as a result of the increased volume and improved margins. Net interest margin increased from 4.80% during 1998 to 4.94% this past year. Loan quality remains very high. One business loan was placed on non-accrual during 1999; however, we are working with the customer to resolve their financial difficulties. All other loans past due more than 30 days at the end of 1999 totaled only $281,000 or .18% of total loans. The allowance for loan losses increased to 1.83% of total loans at December 31, 1999; which compares well to our peers.

"...DIVIDENDS PER SHARE CONTINUE TO RISE, MORE THAN DOUBLING OVER THE PAST FIVE YEARS."

                                                               Jeffrey S. Barker

During 1999, we invested a considerable amount of time and financial resources installing a wide area computer network to support our new automated teller platform system. Now that the new teller system is fully operational, customers should notice improved service at all teller stations and customer service desks throughout the bank. The new system allows us faster customer identification, provides improved receipts and account detail, as well as the ability to generate complete account statements on demand. This investment will enhance both the accuracy and efficiency that all our customers expect and deserve.

Two new officers joined the bank this past year. Tamera Fisher is the new Branch Supervisor in our St. Louis office. Tammy is well known throughout Gratiot County, having spent many years with Central Michigan Newspapers, most recently as General Manager in the Alma office. Jason Williams, Vice President Commercial Loans, brought his commercial lending experience from LaSalle Bank in Chicago to our Greenville office. Jason is a graduate of Michigan State University and a Western

Michigan area native. I am very happy these two talented people are now part of a terrific Commercial Bank team.

Our staff is anchored by a group of employees whose experience and dedication is sincerely appreciated by both management and our customers. The employee group pictured later in this report represents over 350 years of banking experience with Commercial Bank. Their seniority ranges from fifteen years to over thirty. Our people really do make the difference at Commercial Bank.

In contrast to the good things that happened within the Company during 1999, I must also report the untimely passing of Mr. Russell M. Simmet. Russ became a member of the Board of Directors in August 1976. We will all miss his support and leadership which helped guide the Bank through the difficult 1980s to achieve its historically best years most recently.

Thank you for your continued support. We are looking forward to another very successful year at Commercial Bank.

Regards,




Jeffrey S. Barker
President and CEO



                                    [PHOTO]

                                  IN MEMORIAM
                               RUSSELL M. SIMMET
                               BOARD OF DIRECTORS
                                   1976-1999

                             SELECTED FINANCIAL DATA


                                                     1999           1998          1997         1996           1995
-----------------------------------------------------------------------------------------------------------------
                                                       (In thousands except financial ratios and per share data)
FOR THE YEAR
   Net interest income                           $   8,416     $   7,559     $   7,354      $  6,979     $    6,870
   Provision for loan losses                          (360)         (360)         (395)         (230)          (250)
   Noninterest income                                1,099         1,355         1,042           683            665
   Noninterest expense                              (5,347)       (5,070)       (5,810)       (5,684)        (5,126)
   ----------------------------------------------------------------------------------------------------------------
   Income before income tax expense                  3,808         3,484         2,191         1,748          2,159
   Income tax expense                               (1,077)         (924)         (499)         (316)          (491)
   ----------------------------------------------------------------------------------------------------------------

     Net income                                  $   2,731     $   2,560     $   1,692      $  1,432     $    1,668
   ================================================================================================================


AT YEAR END
   Total assets                                  $ 191,022     $ 181,096     $ 172,405      $166,190     $  51,075
   Net loans                                       149,675       133,526       122,458       120,501       107,611
   Total deposits                                  147,204       141,175       133,947       133,017       129,701
   FHLB advances                                    16,500        11,500        13,000        10,000             -
   Shareholders' equity                             18,965        17,660        16,883        15,496        14,643


FINANCIAL RATIOS
   Return on average assets                           1.47%         1.47%         1.03%         0.92%         1.15%

   Return on average shareholders' equity            14.67         14.39         10.49          9.41         11.73

   Average shareholders' equity to average assets    10.04         10.19          9.81          9.76          9.79

   Allowance for loan losses to loans                 1.83          1.73          1.66          1.49          1.53
   Tier 1 leverage capital ratio                      9.98          9.92         10.26          9.43          9.43
   Total risk-based capital ratio                    14.27         14.26         14.73         14.29         14.29
   Dividend pay-out                                  63.37         57.68         69.23         68.37         49.56


PER SHARE DATA(1)
   Basic earnings(2)                             $     .86     $     .81     $     .54      $    .48     $     .57
   Diluted earnings(2)                                 .86           .80           .54           .47           .57
   Dividends declared                                  .55           .47           .37           .33           .28
   Book value, end of year                            5.95          5.64          5.34          5.10          4.92



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

On July 16, 1997, the Bank acquired an inactive insurance agency, Commercial National Financial Services Incorporated (the Agency). The Agency in turn purchased a minority interest in Michigan Bankers Title of Northern Michigan, LLC (the Title Agency). Except for the investment in the Title Agency, the Agency is inactive. The investment in the Title Agency and the related dividends earned during 1999 are not material.

Business is concentrated primarily in a single industry segment - commercial banking. Commercial provides a full range of banking services to individuals, agricultural businesses, commercial businesses and industries located in its service area. Commercial maintains a diversified loan portfolio, including loans to individuals for home mortgages, automobiles and personal expenditures, and loans to business enterprises for current operations and expansion. Commercial offers a variety of deposit products, including checking, savings, money market, individual retirement accounts and certificates of deposit.

The principal markets for financial services are the mid-Michigan communities in which the Bank is located and the areas immediately surrounding these communities. The Bank serves these markets through seven locations in or near these communities. Commercial does not have any material foreign assets or income.

The principal source of revenue for Commercial is interest and fees on loans. On a consolidated basis, interest and fees on loans accounted for 80.14% total revenue in 1999, 76.45% in 1998, and 80.00% in 1997. Interest on investment securities accounted for 10.91% of total revenue in 1999, 11.27% in 1998, and 9.89% in 1997.

--------------------------------------------------------------------------------
1999 HIGHLIGHTS
--------------------------------------------------------------------------------

Net income for the year ended December 31, 1999 was $2,731,000, 6.7% or $171,000 more than the $2,560,000 earned during the year ended December 31, 1998. Basic earnings per share increased to $.86 in 1999 from $.81 in 1998. The return on average equity improved to 14.67% from 14.39%. The return on average assets remained unchanged at 1.47% compared to 1998.

The primary reasons for the improved earnings are as follows: a $858,000 or 11.35% increase in net interest income offset by a $256,000 or 18.89% decrease in noninterest income, and a $277,000 or 5.46% increase in non-interest expense.

Total assets increased to $191.0 million in 1999 from $181.1 million in 1998. This represents a $9.9 million or 5.47% increase. Net loans increased $16.1 million while the majority of other asset categories decreased or remained substantially unchanged from the prior year.

--------------------------------------------------------------------------------
NET INTEREST INCOME
--------------------------------------------------------------------------------

Average Balance Sheet and Analysis of Net Interest Income


                                                                                 Years ended December 31,

                                                 ----------------1 9 9 9-------------    ---------------1 9 9 8------------
                                                   AVERAGE                   YIELD/        Average                   Yield/
                                                   BALANCE      INTEREST      RATE         Balance     Interest       Rate
---------------------------------------------------------------------------------------------------------------------------
                                                                  (Dollars in thousands)
Interest-earning assets:
   Loans receivable (1)(2)                        $  143,026   $   12,253       8.57%     $ 128,312    $   11,385      8.87%
   Investment securities
     Taxable                                          17,808        1,017       5.71         16,048           935      5.83
     Tax-exempt (2)                                   12,331          974       7.90         13,716         1,111      8.10
   Federal funds sold and
     Other interest bearing deposits                   3,881          151       3.89          7,389           352      4.76
   Federal Home Loan Bank stock                        1,391          111       7.98          1,391           111      7.98
                                                  -----------------------                 -----------------------
     Total interest-earning assets                   178,437       14,506       8.13        166,856        13,894      8.33
Non-earning assets:
   Cash and due from banks                             4,905                                  5,089
   Premises and equipment, net                         2,827                                  2,968
   Other assets                                        1,836                                  1,896
   Allowance for loan losses                          (2,588)                                (2,205)
                                                  ----------                              ---------
     Total assets                                 $  185,417                              $ 174,604
                                                  ==========                              =========

Interest-bearing liabilities:
   Interest-bearing deposits
     Interest-bearing demand                      $   25,075          425       1.70      $  23,200           477      2.06
     Savings                                          41,168        1,048       2.55         37,855         1,062      2.81
     Time                                             58,941        3,017       5.12         58,454         3,239      5.54
   Securities sold under agreements
     to repurchase                                     6,649          316       4.75          5,842           296      5.07
   U.S. Treasury demand notes and
     Federal funds purchased                             646           31       4.80            456            24      5.26
   Federal Home Loan Bank advances                    14,670          863       5.88         12,849           790      6.15
                                                  -----------------------                 -----------------------
     Total interest-bearing liabilities              147,149        5,700       3.87        138,656         5,888      4.25
Noninterest-bearing liabilities:
   Noninterest-bearing demand                         18,623                                 16,945
   Other liabilities                                   1,027                                  1,209
   Shareholders' equity                               18,618                                 17,794
                                                 -----------                              ---------
   Total liabilities and shareholders' equity    $   185,417                              $ 174,604
                                                 ===========                              =========

Net interest income/interest rate spread                        $   8,806       4.26%                  $    8,006      4.08%
                                                                =========       ====                   ==========      ====


Net interest margin (3)                                                         4.94%                                  4.80%
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

(3)  Net interest earnings divided by average interest-earnings assets.

The following table analyzes the effect of volume and rate changes on interest income and expense for the periods indicated.


                                                                Years ended December 31,

                                                       1 9 9 9                                1 9 9 8
                                       -----------COMPARED TO 1998----------  -----------Compared to 1997----------
                                           NET          AMOUNT       AMOUNT         Net        Amount      Amount
                                        INCREASE        DUE TO       DUE TO      Increase      Due to      Due to
                                       (DECREASE)       VOLUME        RATE      (Decrease)     Volume       Rate
-------------------------------------------------------------------------------------------------------------------
                                                                      (In thousands)
Interest income:
   Loans receivable (1) (2)               $   868      $ 1,261       $ (393)      $   33       $  320       $  (287)
   Investment securities:
     Taxable                                   82          100          (18)         267          254            13
     Tax-exempt (2)                          (137)        (109)         (28)          12           26           (14)
   Federal funds sold and
    Other interest bearing deposits          (201)        (136)         (65)          77           49            28
   Federal Home Loan Bank stock                 -            -            -            6            6             -
   ----------------------------------------------------------------------------------------------------------------
     Total interest income                    612        1,116         (504)         395          655          (260)

Interest expense:
   Interest-bearing deposits
     Interest-bearing demand                  (52)          32          (84)          (9)          31           (40)
     Savings                                  (14)          84          (98)         (47)           7           (54)
     Time                                    (222)          25         (247)         161          165            (4)
   Securities sold under
    agreements to repurchase                   20           38          (18)         (10)           3           (13)
   U.S. Treasury demand notes and
    Federal funds purchased                     7            9           (2)          (6)          (5)           (1)
   Federal Home Loan Bank advances             73          107          (34)         110          100            10
   -----------------------------------------------------------------------------------------------------------------
     Total interest expense                  (188)         295         (483)         199          301          (102)
   ----------------------------------------------------------------------------------------------------------------
   Net interest income                    $   800      $   821       $  (21)      $  196       $  354       $  (158)
   ================================================================================================================

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

The largest component of Commercial's operating income is net interest income. Net interest income is the difference between interest and fees earned on earning assets and the interest paid on deposits and other borrowings. A number of factors influence net interest income. These factors include: changes in volume and mix of interest-earning assets and interest-bearing liabilities, government monetary and fiscal policies, national and local market interest rates and customer preference.

Net interest income on a tax equivalent basis was $8.8 million in 1999, an increase of $800,000 or 10.0%. Tax-equivalent net interest income increased $196,000 or 2.5% in 1998 compared to 1997. Commercial's 1999 increase in net interest income was the result of an increase in earning assets.


Net interest margin is net interest income (fully tax equivalent) divided by average earning assets. Net interest margin increased to 4.94% from 4.80% in 1998. During 1999, the Federal Reserve increased the discount rate by 25 basis point increments three times. As a result, Commercial's prime lending rate increased from 7.75% at December 31, 1998 to 8.50% at December 31, 1999. Commercial experiences an immediate and short-term benefit to net interest income from the increase in prime.

Local deposit rates have also increased, however, these rates appear to be less sensitive to a general increase in market rates. Offsetting the benefit of increased loan and investment interest rates are increased costs associated with replacing maturing Federal Home Loan Bank (FHLB) advances and attracting out-of-market certificates of deposit.

The interest rates on these funding sources are sensitive to changes in market interest rates. These sources, therefore, have become more expensive during the second half of 1999. During the first half of 1999, Commercial was able to renew maturing FHLB advances at a less expensive cost, however, this trend reversed during the second half of 1999. Commercial then renewed maturing FHLB advances with short-term advances. These two factors assisted Commercial in reducing the cost of FHLB advances from 6.15% to 5.88%.

--------------------------------------------------------------------------------
PROVISION FOR LOAN LOSSES
--------------------------------------------------------------------------------

The provision for loan losses is the amount added to the allowance for loan losses to absorb losses that are currently anticipated. The loan loss provision is based on historical loss experience, loan growth and such other factors, which, in management's judgment, deserve current recognition in maintaining an adequate allowance for loan losses.

The provision for loan losses was $360,000 in 1999 and 1998, and $395,000 in 1997. The provision was higher during 1997 in recognition of weaknesses in the indirect auto loan portfolio. Those weaknesses have since been addressed, and the Bank no longer participates in the indirect auto loan market. The allowance for loan losses to total loan ratio was 1.83%, 1.73%, and 1.66% for 1999, 1998, and 1997.

The loan portfolio continued to perform well during 1999. Net recoveries during 1999 were $88,000 compared to net charge-offs of $80,000 and $155,000 in 1998 and 1997.

--------------------------------------------------------------------------------
NONINTEREST INCOME
--------------------------------------------------------------------------------

Noninterest income was $1,099,000 for the year ended December 31, 1999 a $256,000 or 18.89% decrease compared to the year ended December 31, 1998.

The largest contributing factor to the 1999 decrease in noninterest income was a $194,000 reduction in net gains on mortgage loan sales. The increase in interest rates during 1999 eliminated the mortgage refinancing business. Mortgage volume is being generated almost exclusively from purchase money transactions. Commercial has also elected to permanently portfolio a larger portion of mortgage loans originated during 1999.

Noninterest income was $1,355,000 for the year ended December 31, 1998. This represented a $313,000 or 30.04% increase over 1997. Commercial benefited from a full year's effect of deposit fee increases instituted during the second quarter of 1997.

The low interest rate environment experienced in 1998 contributed to a heavy volume of mortgage loan refinancing. Net gain on mortgage loan sales increased $205,000 or 115.17% compared to 1997. A receivable financing program implemented during 1997 also contributed to the 1998 increase in fee income.

The following table identifies the major sources of noninterest income.


                                    Years ended December 31,
                                    1999      1998      1997
--------------------------------------------------------------
                                   (In thousands)
Service charge and fees          $   470   $    485   $    429
Net gains on mortgage loan sales     189        383        178
Receivable financing fees            197        224         66
Net gains on government
   guaranteed loan sales               1         12         42
Gain on sale of securities             2         13          -
Other                                240        238        327
--------------------------------------------------------------
   Total noninterest income      $ 1,099   $  1,355   $  1,042
==============================================================

--------------------------------------------------------------------------------
NONINTEREST EXPENSE
--------------------------------------------------------------------------------

Noninterest expense increased $277,000 or 5.46% compared to 1998. Through a combination of increased net interest income and cost control, Commercial's efficiency improved to 53.99% from 54.16%.

Salary expense increased $170,000 or 8.26% compared to 1998. The increase reflects a tight labor market creating pressure on salaries for all positions and skill levels. Full time equivalents (FTE's) increased slightly to 72 at December 31, 1999 compared to 71 in 1998 and 69 in 1997. Salary expense for 1998 reflects a full year's benefit from a general staff reduction that occurred early in 1997.

Management sold the Bank's credit card portfolio in the first quarter of 1998 and the merchant VISA program during the fourth quarter of 1997. This eliminated credit card expense in 1999 and reduced 1998 credit card processing fees by $97,000 or 75.78%.

Other taxes, consisting primarily of Michigan Single Business Tax, increased in 1999 as a result of increased earnings.

Professional fees increased $60,000 or 23.90% during 1999. Computer consulting costs related to Y2K, and supporting new networks and other technology projects were the primary causes for the increase.

Noninterest expense in 1998 decreased $740,000 or 12.74% compared to 1997. After adjusting for the $547,000 related to the 1997 branch closings, 1998 noninterest expense decreased $193,000 or 3.67%.

In the second quarter of 1997, management restructured the Bank to improve efficiency and performance. Part of this process included: reviewing branch performance, reducing full time equivalents and instituting tighter controls over overhead costs.

This process concluded with a general staff reduction, and the closing of two supermarket branches. The corresponding reduction in FTE's helped decrease salaries and employee benefits expense as a percentage of average assets to 1.46% in 1998 from 1.53% in 1997.

During 1998, Commercial contracted with third parties for independent loan review and compliance testing. The Bank also utilized the services of third parties to assist with the assessment and remediation of Y2K related systems. As a result, professional fees increased $36,000 or 16.74% in 1998 compared to 1997.


                                      Years ended December 31,
                                      1999       1998      1997
----------------------------------------------------------------
                                          (In thousands)
Salaries                           $  2,227   $  2,057  $  2,058
Employee benefits                       521        501       459
Occupancy                               305        278       264
Furniture and equipment                 732        722       725
Credit card processing                    -         31       128
FDIC insurance                           22         22        10
Other taxes                             140        117        87
Printing and supplies                   155        161       160
Postage                                  95         87        96
Telephone                               117        113       110
Advertising                              67         67        64
Other insurance                          46         38        44
Branch closing costs                      -          -       547
Professional fees                       311        251       215
Other expenses                          609        625       843
----------------------------------------------------------------
  Total noninterest expense        $  5,347   $  5,070  $  5,810
================================================================

Efficiency Ratio                      53.99%     54.16%    65.63%
================================================================

Noninterest expense as percentage
  of average assets                    2.88%      2.90%     3.53%
================================================================

Salaries and employee benefits as
  a percentage of average assets       1.48%      1.46%     1.53%
================================================================


--------------------------------------------------------------------------------
INCOME TAX EXPENSE
--------------------------------------------------------------------------------

Commercial's income tax expense was $1,077,000 in 1999 compared to $924,000 in 1998 and $500,000 in 1997. The increase from 1997 through 1999 was primarily the result of increased income before income tax and a decrease in tax-exempt interest income in relation to total pretax income.

The statutory federal tax rate during 1999, 1998 and 1997 was 34%. Commercial's effective tax rate was lower than the statutory rate in all three years, primarily due to tax-exempt interest income. The reduction in tax-exempt income in relation to taxable income increased the effective tax rate to 28.28% in 1999, from 26.51% in 1998 and 22.80% in 1997.

--------------------------------------------------------------------------------
INVESTMENT PORTFOLIO
--------------------------------------------------------------------------------

The following table shows, securities by classification as of December 31, 1999, the amounts and weighted-average yields by maturity period:


--------------------------------------------------------------MATURING------------------------------------------------------------
                                  Within            After One But       After Five But         After
                                   One              Within Five          Within Ten             Ten
                                   Year                Years                Years              Years                  Total
                                                                  (Dollars in thousands)
                             Amount     Yield      Amount    Yield      Amount     Yield    Amount    Yield     Amount      Yield
---------------------------------------------------------------------------------------------------------------------------------
AVAILABLE FOR SALE
U.S. Treasuries
and government
  agencies                 $2,998,750   5.75%   $10,407,938   5.83%   $         -            $        -      $13,406,688    5.81%
State and municipal (1)       675,246   5.93%     1,406,777   6.17%       775,542   6.63%             -        2,857,565    6.24%
Other securities                    -             1,482,500   5.87%             -                     -        1,482,500    5.87%
--------------------------------------------------------------------------------------------------------------------------------
   Total                   $3,673,996           $13,297,215           $   775,542            $        -      $17,746,753
================================================================================================================================
HELD TO MATURITY
U.S. Treasuries
and government
  agencies                 $        -           $         -           $         -            $       -       $         -
State and municipal (1)       855,522   7.83%     6,053,637   7.14%     1,904,827   7.86%            -         8,813,986    7.36%
Other securities                    -                     -                     -                    -                 -
--------------------------------------------------------------------------------------------------------------------------------
  Total                    $  855,522           $ 6,053,637           $ 1,904,827            $       -       $ 8,813,986
================================================================================================================================

(1) Yields on tax-exempt securities are computed on a fully taxable-equivalent basis.

Commercial's Asset/Liability Management Committee (Committee) is responsible for developing investment guidelines and strategies. The Committee relies on the expertise of an investment advisor to select appropriate investments for the portfolio. Decisions to purchase securities and the maturity date selected are coordinated with an overall plan to manage liquidity and interest rate exposure.

The Committee does not invest in derivative securities. Commercial holds no impaired securities at December 31, 1999. As of December 31, 1999, the aggregate book value of investment securities issued by the State of Michigan and all its political subdivisions totaled $8.9 million with an aggregate market value of $9.1 million.

The U.S. Treasury and government agency securities identified as available for sale are laddered to mature over five years with a three year average life. The goal is to reduce the volatility of the investment portfolio yield and still provide a predictable source of liquidity.

The amortized cost of investment securities, as of the dates indicated, are summarized as follows:


                                      December 31,
                               1999                   1998
                      AVAILABLE    HELD TO    AVAILABLE   HELD TO
                      FOR SALE    MATURITY    FOR SALE    MATURITY
------------------------------------------------------------------
                                    (In thousands)
U.S. Treasuries and
 government agencies  $  13,586   $     -     $ 13,663    $  1,000
State and municipal       2,885     8,814        2,530      11,017
Other                     1,506         -          902           -
------------------------------------------------------------------
Total                 $  17,977   $ 8,814     $ 17,095    $ 12,017
==================================================================

--------------------------------------------------------------------------------
LOAN PORTFOLIO
--------------------------------------------------------------------------------

Lending efforts are concentrated primarily in the Michigan communities in which Commercial's branches are located. Commercial has no foreign loans.

Total loans increased $16.6 million or 12.2% from year-end 1998 to 1999. Commercial, real estate-construction and real estate-mortgage all increased during 1999 as a result of strong demand and a stable economy. Commercial, financial and agricultural loans increased $9.8 million or 14.01%, real estate-construction and real estate-mortgage loans increased $5.0 million or 45.01% and $4.1 million or 9.53%. However, the increase in interest rates has reduced the mortgage refinance business. Commercial offers a variety of non-conforming residential real estate products that have been well received by individuals seeking to finance a residential purchase. As a result, we have been able to grow the residential real estate balances.

Consumer and other loans decreased $2.4 million or 20.57%. An analysis of the quality and profitability of the indirect paper in the second quarter of 1997 resulted in the conclusion that the indirect market was both not profitable and posed unnecessary underwriting risk. The exit from this market contributed to the decline in the consumer and other loan totals in 1999 and 1998.

The following table presents the amount of loans outstanding by loan type:


                                      December 31,
                                   1999           1998
--------------------------------------------------------
                                     (In thousands)
Commercial, financial and
   agricultural               $   80,116       $  70,272
Real estate - construction        16,145          11,127
Real estate - mortgage            47,085          42,988
Consumer and other                 9,121          11,483
--------------------------------------------------------
   Total loans                $  152,467       $ 135,870
========================================================


The following table shows the maturity of loans (excluding real estate-mortgage and consumer and other loans) outstanding at December 31, 1999. Also provided are the amounts due after one year classified according to their sensitivity to changes in interest rates.


                                                             Due               Due
                                           Due            After One        After Five           Due
                                         Within          But Within        But Within          After
                                        One Year         Five Years         Ten Years        Ten Years       Total
-------------------------------------------------------------------------------------------------------------------
Commercial, financial and agricultural $  22,880        $   47,644        $    8,636        $    956      $  80,116
Real estate - construction                 3,652             5,989             4,330           2,174         16,145
-------------------------------------------------------------------------------------------------------------------
   Total                               $  26,532        $   53,633        $   12,966        $  3,130      $  96,261
===================================================================================================================

Loans due after one year:
   Fixed rate                          $  43,431
   Floating or adjustable rate            26,298
------------------------------------------------
   Total                               $  69,729
================================================


--------------------------------------------------------------------------------
ASSET QUALITY
--------------------------------------------------------------------------------

Management believes that a conservative credit culture is critical to successful performance. Through Officer and Director Loan Committees, management reviews and monitors the quality of the various loan portfolios. Loan performance is also reviewed regularly by internal and external loan review personnel. Commercial continues to use independent loan review services. A strong regional economy and low unemployment have contributed to an ideal lending environment. The recent rise in interest rates does not appear to have significantly affected the repayment ability of our loan customers.

Loans are placed on non-accrual status when principal or interest is past due 90 days or more, the loan is not well-secured, and is in the process of collection or when reasonable doubt exists concerning collectibility of interest or principal. Any interest previously accrued in the current period, but not collected, is reversed and charged against current earnings.

At December 31, 1999 Commercial had $725,000 in domestic loans for which payments are presently current, but the borrowers are experiencing financial difficulties. Those loans are subject to ongoing management attention and their classification is regularly reviewed. As of December 31, 1999 there were no concentrations of loans exceeding 10% of total loans.

The following table summarizes non-accrual, past due and restructured loans:


                                               December 31,
                                            1999         1998
---------------------------------------------------------------
                                              (In thousands)
Non-accrual loans                         $  963        $    25
Accruing loans past due 90 days or more       14             30
Other real estate owned                        -              -
Restructured loans                             -             37
---------------------------------------------------------------
    Total non-performing assets           $  977        $    92
===============================================================

Total non-performing assets
    as a percentage of total loans           .65%           .07%
===============================================================

--------------------------------------------------------------------------------
ALLOWANCE FOR LOAN LOSSES
--------------------------------------------------------------------------------

The following table summarizes changes in the allowance for possible loan losses.


                                                       Years ended December 31,
                                                         1999          1998
-----------------------------------------------------------------------------
                                                           (In thousands)
Loans
Amount of loans outstanding at
    end of year                                         $ 152,467   $ 135,870
=============================================================================

Daily average of loans
    outstanding for the year                            $ 143,026   $ 128,312
=============================================================================

Balance of allowance at beginning of year               $   2,344   $   2,064

Loans charged off:
   Commercial, financial and agricultural                       -         (33)
   Real estate - mortgage                                       -           -
   Consumer and other                                         (29)       (139)
   --------------------------------------------------------------------------
     Total loans charged off                                  (29)       (172)
-----------------------------------------------------------------------------

Recoveries of loans previously charged off:
   Commercial, financial, and agricultural                     76          33
   Real estate - mortgage                                      15          10
   Consumer and other                                          26          49
   --------------------------------------------------------------------------
     Total recoveries                                         117          92
   --------------------------------------------------------------------------
     Net (charge-offs)/recoveries                              88         (80)
   Provision for loan losses (1)                              360         360
-----------------------------------------------------------------------------
Allowance at end of period                              $   2,792   $   2,344
=============================================================================

Ratio of net (charge-offs)/recoveries during period to
    average loans outstanding during
    the period                                                .06%       (.06)%
=============================================================================
Ratio of allowance for loan losses to
    loans outstanding at end of period                       1.83%       1.73%
=============================================================================

(1) The provision for loan losses charged to expense is based on loan loss experience, loan growth and other factors which, in management's judgment, deserve current recognition in maintaining an adequate allowance for loan losses. These other factors include, but are not limited to, a review of current economic conditions as they relate to loan collectibility and reviews of specific loans to evaluate their collectibility.

The allowance for loan losses has been allocated according to the amount deemed to be reasonably necessary to provide for the probability of losses being incurred as follows:


                                            December 31,
                                      1999                1998
                                         Percent              Percent
                                         Of Loans             of Loans
                                         To Total             to Total
                              Allowance   Loans    Allowance    Loans
----------------------------------------------------------------------
                                            (In thousands)
Commercial, financial
   and agricultural            $ 1,352    52.55%    $ 596       51.72%
Real estate - construction           -    10.59         -        8.19
Real estate - mortgage             100    30.88        96       31.64
Consumer and other                 351     5.98       362        8.45
Unallocated                        989        -     1,290           -
---------------------------------------------------------------------
   Total                       $ 2,792   100.00%   $2,344      100.00%
=====================================================================

--------------------------------------------------------------------------------
LIQUIDITY
--------------------------------------------------------------------------------

Liquidity is generally defined as the ability to meet cash flow needs of customers for loans and deposit withdrawals. To meet cash flow requirements, sufficient sources of liquid funds must be available. These sources include short-term investments, repayments of loans, maturing and called securities, sales of assets, growth in deposits and other liabilities and profits.

At December 31, 1999, Commercial had $1.3 million in federal funds sold. The Bank also has $8.4 million of additional borrowing capacity at the Federal Home Loan Bank and $9.0 million of borrowing capacity with correspondent banks. The Federal Reserve also approved a $1.5 million line of credit with the Federal Reserve Discount Window.

During 1999, Commercial also generated $3.3 million in cash from operating activities. All of these sources are available to meet cash flow needs of loan and deposit customers.

Commercial also needs cash to pay dividends to its shareholders. The primary source of cash is the dividends paid to the parent by the Bank. Management believes that cash from operations is sufficient to supply the cash needed to continue paying a reasonable dividend. Commercial was also approved for a $1.5 million line of credit with a correspondent institution.

--------------------------------------------------------------------------------
CAPITAL RESOURCES
--------------------------------------------------------------------------------

At December 31, 1999, capital totaled $18,965,000. Management monitors the capital levels of the Corporation and the Bank to provide for current and future business opportunities and to meet regulatory guidelines for "well capitalized" institutions. "Well capitalized" institutions are eligible for reduced FDIC premiums, and also enjoy other reduced regulatory restrictions.

At December 31, 1999, the Corporation and the Bank exceeded all regulatory minimum capital requirements and are considered to be "well capitalized".

--------------------------------------------------------------------------------
ASSET LIABILITY MANAGEMENT
--------------------------------------------------------------------------------

Asset liability management involves developing, implementing and monitoring strategies to maintain sufficient liquidity, maximize net interest income and minimize the impact that significant fluctuations in market interest rates would have on earnings. Commercial's Asset/Liability Committee is responsible for managing this process.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
Commercial's primary market risk exposure is interest rate risk and, to a lesser extent, liquidity risk. Commercial's transactions are denominated in U.S. dollars with no specific foreign exchange exposure. Also, Commercial has a limited exposure to commodity prices related to agricultural loans. Any impacts that changes in foreign exchange rate and commodity prices would have on interest rates are assumed to be insignificant.

Interest rate risk (IRR) is the exposure of a banking organization's financial condition to adverse movements in interest rates. Accepting this risk can be an important source of profitability and stockholder value; however, excessive levels of IRR could pose a significant threat to earnings and capital. Accordingly, effective risk management that maintains IRR at prudent levels is essential to Commercial's safety and soundness.

Evaluating exposure to changes in interest rates includes assessing both the adequacy of management's process used to control IRR and the organization's quantitative level of exposure. When assessing the IRR management process, Commercial seeks to ensure that appropriate policies, procedures, management information systems and internal controls are in place to maintain IRR at prudent levels with consistency and continuity. Evaluating the quantitative level of IRR exposure requires the assessment of existing and potential future effects of changes in interest rates on its consolidated financial condition, including capital adequacy, earnings, liquidity, and, where appropriate, asset quality.

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

Commercial derives the majority of income from the excess of interest collected over interest paid. The rates of interest earned on its assets and owed on its liabilities generally are established contractually for a period of time. Since market interest rates change over time, Commercial is exposed to lower profit margins (or losses) if it cannot adapt to interest rate changes. For example, assume that an institution's assets carry intermediate or long-term fixed rates and that those assets are funded with short-term liabilities. If market interest rates rise by the time the short-term liabilities must be refinanced, the increase in the institution's interest expense on its liabilities may not be sufficiently offset if assets continue to earn at the long-term fixed rates. Accordingly, an institution's profits could decrease because the institution will either have lower net interest income or possibly, net interest expense. Similar risks exist when assets are subject to contractual interest rate ceilings, or rate sensitive assets are funded by longer-term, fixed-rate liabilities in a decreasing rate environment.

Various techniques might be used by an institution to minimize IRR. Commercial periodically analyzes assets and liabilities and makes future financing and investment decisions based on payment streams, interest rates, contractual maturities, and estimated sensitivity to actual or potential changes in market interest rates. Such activities fall under the broad definition of asset/liability management.

Several ways an institution can manage IRR include: selling existing assets or repaying certain liabilities; matching repricing periods for new assets and liabilities, for example, by shortening terms of new loans or investments and hedging existing assets, liabilities, or anticipated transactions. An institution might also invest in more complex financial instruments intended to hedge or otherwise change IRR. Interest rate swaps, futures contracts, options on futures, and other such derivative financial instruments are often used for this purpose. Because these instruments are sensitive to interest rate changes, they require management's expertise to be effective. Commercial has not purchased derivative financial instruments in the past and does not presently intend to purchase such instruments.

Commercial is also subject to repayment risk when interest rates fall. For example, mortgage loans and other financial assets may be prepaid by a debtor so that the debtor may refinance their obligations at new, lower rates. Prepayments of assets carrying higher rates reduces interest income and overall asset yields.

Certain portions of an institution's liabilities may be short-term or due on demand, while most of its assets may be invested in long-term loans or investments. Accordingly, Commercial seeks to have in place sources of cash to meet short-term demands. These funds can be obtained by increasing deposits or selling assets. Also, Federal Home Loan Bank advances and short-term borrowings provide additional sources of liquidity.

The following table provides information about Commercial's financial instruments that are sensitive to changes in interest rates as of December 31, 1999. Commercial had no derivative financial instruments, or trading portfolio, as of that date. The expected maturity date values for loans receivable, mortgage-backed securities and investment securities were calculated without adjusting the instrument's contractual maturity date for expectations of prepayments. Expected maturity date values for interest-bearing core deposits were not based upon estimates of the period over which the deposits would be outstanding, but rather the opportunity for repricing.

Principal/notional amount as of December 31, 1999 maturing in:


                                                                                                                   Fair
                                         2000       2001       2002       2003       2004  Thereafter    Total     Value
--------------------------------------------------------------------------------------------------------------------------
                                                                 (In thousands)
RATE SENSITIVE ASSETS
Federal funds sold and other
     interest bearing deposits       $  2,978    $     -    $     -    $     -    $     -    $     -   $ 2,978     $ 2,978
     Average interest rate               4.91%         -          -          -          -          -      4.91%
Fixed interest rate securities          4,530      5,810      4,760      5,690      3,260      2,690    26,740      26,687
     Average interest rate               6.23%      5.93%      6.25%      6.24%      6.81%      7.50%     6.37%
FHLB stock                              1,391          -          -          -          -          -     1,391       1,391
     Average interest rate               8.00%         -          -          -          -          -      8.00%
Fixed interest rate loans               9,943      7,627     13,496     17,515     15,540     21,581    85,702      84,672
     Average interest rate               7.71%      8.73%      8.70%      8.33%      8.29%      7.64%     8.17%
Variable interest rate loans           20,856      3,288      4,637      2,101      6,940     28,943    66,765      66,765
     Average interest rate               9.27%      9.40%      9.22%      9.27%      9.42%      7.97%     8.73%

RATE SENSITIVE LIABILITIES
Interest-bearing demand                26,639          -          -          -          -          -    26,639      26,639
     Average interest rate               1.69%         -          -          -          -          -      1.69%
Savings                                41,272          -          -          -          -          -    41,272      41,272
     Average interest rate               2.65%         -          -          -          -          -      2.65%
Time deposits                          46,764      8,744      2,884      1,424        734        207    60,757      61,226
     Average interest rate               4.05%      4.55%      4.54%      4.75%      5.08%      4.51%     4.17%
Variable interest rate securities
     sold under agreements
     to repurchase                      4,690          -          -          -          -          -     4,690       4,690
     Average interest rate               5.22%         -          -          -          -          -      5.22%
Variable interest rate U.S.
     Treasury demand notes              2,191          -          -          -          -          -     2,191       2,191
     Average interest rate               4.95%         -          -          -          -          -      4.95%
Fixed interest rate FHLB advances       8,000      1,000          -      1,500          -      1,000    11,500      11,195
     Average interest rate               5.95%      6.50%         -       5.48%         -       5.35%     5.80%
Variable interest rate FHLB advances    5,000          -          -          -          -          -     5,000       4,998
     Average interest rate               5.70%         -          -          -          -          -      5.70%




Principal/notional amount as of December 31, 1998 maturing in:


                                                                                                                   Fair
                                        1999       2000       2001       2002       2003  Thereafter     Total     Value
---------------------------------------------------------------------------------------------------------------------------
                                                                 (In thousands)
RATE SENSITIVE ASSETS
Federal funds sold and other
     interest bearing deposits       $  5,427    $     -    $     -    $     -    $     -    $     -     $ 5,427    $ 5,427
     Average interest rate               4.84%         -          -          -          -          -        4.84%
Fixed interest rate securities          5,495      5,030      4,810      3,760      3,190      6,670      28,955     29,821
     Average interest rate               6.44%      6.20%      6.04%      6.29%      6.67%      7.12%       6.49%
FHLB stock                              1,391          -          -          -          -          -       1,391      1,391
     Average interest rate               8.00%         -          -          -          -          -        8.00%
Fixed interest rate loans               8,709      8,960     14,152      8,870     22,125     18,263      81,079     81,327
     Average interest rate              12.12%      9.50%      8.81%      8.71%      8.50%      7.73%       8.90%
Variable interest rate loans           21,679      2,806      2,381      4,881      2,410     20,633      54,790     54,790
     Average interest rate               9.00%      8.97%      8.86%      8.75%      8.80%      7.63%       8.45%

RATE SENSITIVE LIABILITIES
Interest-bearing demand                25,462          -          -          -          -          -      25,462     25,462
     Average interest rate               1.79%         -          -          -          -          -        1.79%
Savings                                38,783          -          -          -          -          -      38,783     38,783
     Average interest rate               2.59%         -          -          -          -          -        2.59%
Time deposits                          40,148     10,511      3,129      1,591      1,252        250      56,881     57,577
     Average interest rate               4.76%      4.88%      5.14%      4.66%      4.91%      5.29%      4.75%
Variable interest rate securities
     sold under  agreements
     to repurchase                      6,965          -          -          -          -          -      6,965       6,965
     Average interest rate               4.66%         -          -          -          -          -       4.66%
Variable interest rate U.S.
     Treasury demand notes              1,553          -          -          -          -          -      1,553       1,553
     Average interest rate               4.42%         -          -          -          -          -       4.42%
Fixed interest rate FHLB advances       3,000      4,000      1,000          -      2,500          -     10,500      10,248
     Average interest rate               6.11%      6.40%      6.50%         -       5.30%         -       6.01%
Variable interest rate FHLB advances    1,000          -          -          -          -          -      1,000       1,000
     Average interest rate               4.95%         -          -          -          -          -       4.95%

--------------------------------------------------------------------------------
YEAR 2000 ISSUES
--------------------------------------------------------------------------------

On December 31, 1999, Commercial successfully rolled over all computer systems to January 1, 2000. We noted no computer errors caused by a failure to recognize the year 2000. In the weeks prior to December 31, 1999, Commercial increased cash reserves and short term liquidity in anticipation of cash withdrawals as individuals and businesses implemented their own contingency plans. Commercial was able to meet all liquidity needs without accessing any contingency cash reserves.

Commercial is not aware of any of our customers, their related interests, and our vendors who have experienced Y2K related problems that threatens their ability to perform those tasks necessary to maintain operations.

--------------------------------------------------------------------------------
FORWARD LOOKING STATEMENT
--------------------------------------------------------------------------------

This discussion and analysis of financial condition and results of operations and other sections of this Annual Report contain forward looking statements that are based on management's beliefs, assumptions, current expectations, estimates and projections about the financial services industry, the economy and about Commercial itself.

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


Furthermore, Commercial undertakes no obligation to update, amend or clarify forward-looking statements, whether as a result of new information, future events or otherwise. Future Factors include:
-     changes in interest rates and interest rate relationships;
-     demand for products and services;
-     the degree of competition by traditional and non-traditional competitors;
-     changes in banking regulations;
-     changes in tax laws;
-     changes in prices, levies and assessments;
-     the impact of technology, governmental and regulatory policy changes;
-     the outcome of pending and future litigation and contingencies;
-     trends in customer behavior as well as their ability to repay loans; and
-     changes in the national and local economies.

These are representative of the Future Factors that could cause a difference between an actual outcome and a forward-looking statement.

                   COMMERCIAL NATIONAL FINANCIAL CORPORATION

--------------------------------------------------------------------------------
REPORT OF INDEPENDENT AUDITORS
--------------------------------------------------------------------------------


     [CROWE LOGO]




Board of Directors and Shareholders
Commercial National Financial Corporation
Ithaca, Michigan



We have audited the accompanying consolidated balance sheets of Commercial National Financial Corporation as of December 31, 1999 and 1998, and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Commercial National Financial Corporation as of December 31, 1999 and 1998, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1999 in conformity with generally accepted accounting principles.








Crowe, Chizek and Company LLP


South Bend, Indiana
February 3, 2000

                   COMMERCIAL NATIONAL FINANCIAL CORPORATION



--------------------------------------------------------------------------------
MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

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

The independent auditors have audited the Corporation's consolidated financial statements in accordance with generally accepted auditing standards and provide an objective, independent review of the fairness of the reported operating results and financial position. The Board of Directors of Commercial National Financial Corporation has an Audit Committee composed of five non-management Directors. The Committee meets periodically with the internal auditors and the independent auditors.










Jeffrey S. Barker                                  Patrick G. Duffy
President and                                      Executive Vice President and
Chief Executive Officer                            Chief Financial Officer

                    COMMERCIAL NATIONAL FINANCIAL CORPORATION


                           CONSOLIDATED BALANCE SHEETS

------------------------------------------------------------------------------------------------------------------------

                                                                                                  December 31,
                                                                                            1999                 1998
------------------------------------------------------------------------------------------------------------------------
ASSETS
Cash and due from banks                                                              $    5,690,716       $    7,128,357
Federal funds sold                                                                        1,250,000            4,000,000
Other interest bearing deposits                                                           1,728,377            1,427,071
------------------------------------------------------------------------------------------------------------------------
     Total cash and cash equivalents                                                      8,669,093           12,555,428
Securities available for sale                                                            17,746,753           17,311,849
Securities held to maturity (fair value $8,940,714 - 1999, $12,510,000 - 1998)            8,813,986           12,017,433
Federal Home Loan Bank stock, at cost                                                     1,391,300            1,391,300
Loans, net                                                                              149,674,589          133,525,631
Premises and equipment, net                                                               2,694,511            2,790,001
Accrued interest receivable and other assets                                              2,031,782            1,503,999
------------------------------------------------------------------------------------------------------------------------
     TOTAL ASSETS                                                                    $  191,022,014       $  181,095,641
========================================================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY
Liabilities
     Deposits
         Noninterest-bearing                                                         $   18,535,251       $   20,048,154
         Interest-bearing demand                                                         26,639,403           25,461,761
         Savings                                                                         41,271,920           38,783,466
         Time                                                                            60,757,458           56,881,316
------------------------------------------------------------------------------------------------------------------------
              Total deposits                                                            147,204,032          141,174,697
     Securities sold under agreements to repurchase                                       4,689,557            6,965,058
     U.S. Treasury demand notes                                                           2,190,639            1,552,997
     Federal Home Loan Bank advances                                                     16,500,000           11,500,000
     Accrued expenses and other liabilities                                               1,473,253            2,242,787
------------------------------------------------------------------------------------------------------------------------
         Total liabilities                                                              172,057,481          163,435,539

Shareholders' equity
     Common stock and paid-in-capital, no par value-
         5,000,000 shares authorized; shares issued
         and outstanding 1999 - 3,189,025  and 1998 - 994,331                            19,946,643           17,525,466
     Retained earnings (deficit)                                                           (830,339)              (8,483)
     Accumulated other comprehensive income/(loss), net of tax                             (151,771)             143,119
------------------------------------------------------------------------------------------------------------------------
         Total shareholders' equity                                                      18,964,533           17,660,102
------------------------------------------------------------------------------------------------------------------------
              TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                             $  191,022,014       $  181,095,641
========================================================================================================================



                             See accompanying notes

                   COMMERCIAL NATIONAL FINANCIAL CORPORATION


                        CONSOLIDATED STATEMENTS OF INCOME

-------------------------------------------------------------------------------------------------------------------

                                                                               Years ended December 31,
                                                                     1999               1998               1997
-------------------------------------------------------------------------------------------------------------------
Interest and dividend income
     Loans, including fees                                   $    12,194,157     $    11,315,309    $    11,269,750
     Taxable securities                                            1,017,086             934,747            667,930
     Nontaxable securities                                           642,807             733,098            725,491
     Federal funds sold                                              114,970             325,384            274,965
     Federal Home Loan Bank stock dividends                          111,304             111,409            105,098
     Interest on other deposits                                       35,867              26,339                  -
-------------------------------------------------------------------------------------------------------------------
         Total interest and dividend income                       14,116,191          13,446,286         13,043,234

Interest expense
     Deposits                                                      4,489,658           4,778,263          4,674,419
     Securities sold under agreements to repurchase                  316,144             295,611            305,330
     Federal Home Loan Bank advances                                 862,879             789,975            680,023
     Other                                                            31,143              23,704             29,504
-------------------------------------------------------------------------------------------------------------------
         Total interest expense                                    5,699,824           5,887,553          5,689,276
-------------------------------------------------------------------------------------------------------------------

NET INTEREST INCOME                                                8,416,367           7,558,733          7,353,958
Provision for loan losses                                            360,000             360,000            395,000
-------------------------------------------------------------------------------------------------------------------
NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES                8,056,367           7,198,733          6,958,958
-------------------------------------------------------------------------------------------------------------------

Noninterest income
     Service charges and fees                                        469,991             484,521            429,349
     Net gains on loan sales                                         190,250             394,762            219,935
     Receivable financing fees                                       196,516             223,935             66,433
     Security gains                                                    2,134              12,953                  -
     Other                                                           240,108             238,734            326,783
-------------------------------------------------------------------------------------------------------------------
         Total noninterest income                                  1,098,999           1,354,905          1,042,500
-------------------------------------------------------------------------------------------------------------------

Noninterest expense
     Salaries and employee benefits                                2,748,623           2,557,625          2,516,696
     Occupancy and equipment                                       1,036,857           1,000,482            989,213
     FDIC insurance                                                   22,359              22,047              9,925
     Branch closing costs                                                  -                   -            546,614
     Printing, postage and supplies                                  249,743             247,876            309,718
     Professional and outside services                               310,847             251,417            214,636
     Other                                                           979,065             990,640          1,222,896
-------------------------------------------------------------------------------------------------------------------
         Total noninterest expense                                 5,347,494           5,070,087          5,809,698
-------------------------------------------------------------------------------------------------------------------

INCOME BEFORE INCOME TAX EXPENSE                                   3,807,872           3,483,551          2,191,760
Income tax expense                                                 1,077,000             923,537            499,650
-------------------------------------------------------------------------------------------------------------------

NET INCOME                                                   $     2,730,872     $     2,560,014    $     1,692,110
===================================================================================================================

Per share information
     Basic earnings                                             $      .86          $      .81           $    .54
     Diluted earnings                                           $      .86          $      .80           $    .54
     Dividends declared                                         $      .55          $      .47           $    .37


                             See accompanying notes

                   COMMERCIAL NATIONAL FINANCIAL CORPORATION


           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

------------------------------------------------------------------------------------------------------------------------
                                    Years ended December 31, 1999, 1998 and 1997

                                                                                        Accumulated
                                                                                          Other                 Total
                                                 Common              Retained          Comprehensive        Shareholders'
                                             Stock and Paid          Earnings         Income/(Loss),           Equity
                                               In Capital            (Deficit)          Net of Tax
------------------------------------------------------------------------------------------------------------------------
BALANCE AT JANUARY 1, 1997                   $   13,996,241      $  1,499,422                           $    15,495,663
Comprehensive income:
Net income                                                          1,692,110                                 1,692,110
Net change in net unrealized gains (losses)
   on securities available for sale                                                 $       5,430                 5,430
Tax effect                                                                                 (1,846)               (1,846)
                                                                                           ----------------------------
     Total comprehensive income                                                                               1,695,694
                                                                                                        ---------------
Cash dividends declared, $0.37 per share                           (1,171,442)                               (1,171,442)
Payment of 5% stock dividend                      1,368,669        (1,372,393)                                   (3,724)
Issued under dividend reinvestment program          390,739                                                     390,739
Issued under stock option plans                     476,212                                                     476,212
-----------------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1997                     16,231,861           647,697               3,584            16,883,142
Comprehensive income:
Net income                                                          2,560,014                                 2,560,014
Net change in unrealized gains (losses) on
   securities available for sale                                                          224,371               224,371
Reclassification adjustment for gains and (losses)
   recognized in income                                                                   (12,953)              (12,953)
Tax effect                                                                                (71,883)              (71,883)
                                                                                          -----------------------------
     Total comprehensive income                                                                               2,699,549
                                                                                                        ---------------
Cash dividends declared, $0.47 per share                           (1,476,518)                               (1,476,518)
Payment of 5% stock dividend                      1,735,374        (1,739,676)                                   (4,302)
Issued under dividend reinvestment program          548,186                                                     548,186
Issued under stock option plans                     122,357                                                     122,357
Repurchase and retirement of 94,491 shares       (1,112,312)                                                 (1,112,312)
-----------------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1998                     17,525,466            (8,483)            143,119            17,660,102
COMPREHENSIVE INCOME:
NET INCOME                                                          2,730,872                                 2,730,872
NET CHANGE IN UNREALIZED GAINS (LOSSES) ON
   SECURITIES AVAILABLE FOR SALE                                                         (444,669)             (444,669)
RECLASSIFICATION ADJUSTMENT FOR GAINS AND (LOSSES)
     RECOGNIZED IN INCOME                                                                  (2,134)               (2,134)
TAX EFFECT                                                                                151,913               151,913
                                                                                          -----------------------------
     TOTAL COMPREHENSIVE INCOME                                                                               2,435,982
                                                                                                        ---------------

CASH DIVIDENDS DECLARED, $0.55 PER SHARE                           (1,730,590)                               (1,730,590)
PAYMENT OF 5% STOCK DIVIDEND                      1,822,372        (1,822,138)                                      234
ISSUED UNDER DIVIDEND REINVESTMENT PROGRAM          686,391                                                     686,391
ISSUED UNDER STOCK OPTION PLANS                     159,062                                                     159,062
ISSUED UNDER EMPLOYEE BENEFIT PLAN                   41,795                                                      41,795
REPURCHASE AND RETIREMENT OF 22,938 SHARES         (288,443)                                                   (288,443)
-----------------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1999                 $   19,946,643      $   (830,339)      $    (151,771)      $    18,964,533
=======================================================================================================================

                             See accompanying notes

                    COMMERCIAL NATIONAL FINANCIAL CORPORATION


                      CONSOLIDATED STATEMENTS OF CASH FLOWS

------------------------------------------------------------------------------------------------------------------------------
                                        Years ended December 31, 1999, 1998 and 1997

                                                                           1999                1998             1997
-----------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
     Net income                                                   $      2,730,872    $     2,560,014     $   1,692,110
     Adjustments to reconcile net income to net
       cash from operating activities
         Provision for loan losses                                         360,000            360,000           395,000
         Depreciation, amortization and accretion                          751,785            728,296           404,668
         Gain on sales of securities available for sale                     (2,134)                 -                 -
         Net gain on loan sales                                           (190,250)          (394,762)         (180,363)
         Originations of loans held for sale                            (8,335,645)       (17,200,058)      (10,184,792)
         Proceeds from sales of loans held for sale                      9,197,895         17,176,070         9,974,905
         Accrued interest receivable and other assets                     (375,870)          (129,818)          488,214
         Accrued expenses and other liabilities                           (818,242)           490,275           482,802
-----------------------------------------------------------------------------------------------------------------------
              Net cash from operating activities                         3,318,411          3,590,017         3,072,544
-----------------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES
     Purchases of securities available for sale                         (8,656,075)       (15,729,554)       (8,422,708)
     Purchases of securities held to maturity                                    -                  -        (4,454,227)
     Proceeds from maturities of securities held to maturity             3,196,600          8,385,000         9,560,000
     Proceeds from maturities of securities available for sale           7,149,999          7,000,000                 -
     Proceeds from sales of securities available for sale                  500,664                  -                 -
     Purchases of Federal Home Loan Bank stock                                   -                  -          (128,900)
     Net change in loans                                               (17,196,144)       (11,187,193)       (1,980,964)
     Purchases of premises and equipment, net                             (508,423)          (180,560)          344,157
-----------------------------------------------------------------------------------------------------------------------
         Net cash from investing activities                            (15,513,379)       (11,712,307)       (5,082,642)
-----------------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES
     Net change in deposits                                              6,029,335          7,227,806           930,069
     Net change in securities sold under agreements to repurchase       (2,275,501)         2,813,214        (1,450,402)
     Net change in U.S. Treasury demand notes                              637,642         (1,200,489)        1,811,518
     Proceeds from Federal Home Loan Bank advances                      24,000,000         10,500,000         7,000,000
     Repayment of Federal Home Loan Bank advances                      (19,000,000)       (12,000,000)       (4,000,000)
     Dividends paid and fractional shares                               (1,681,648)        (1,397,768)       (1,122,158)
     Proceeds from sale of common stock                                    887,248            670,543           866,951
     Repurchase and retirement of shares of common stock                  (288,443)        (1,112,312)                -
-----------------------------------------------------------------------------------------------------------------------
         Net cash from financing activities                              8,308,633          5,500,994         4,035,978
-----------------------------------------------------------------------------------------------------------------------

Net change in cash and cash equivalents                                 (3,886,335)        (2,621,296)        2,025,880

Cash and cash equivalents at beginning of year                          12,555,428         15,176,724        13,150,844
-----------------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS AT END OF YEAR                          $      8,669,093    $    12,555,428     $  15,176,724
=======================================================================================================================

Cash paid during the year for
     Interest                                                     $      5,713,615    $     5,937,086     $   5,624,266
     Federal income taxes                                                1,506,000            740,000           469,250









                             See accompanying notes

                    COMMERCIAL NATIONAL FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 1999, 1998 and 1997
--------------------------------------------------------------------------------

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES


The accounting and reporting policies of Commercial National Financial Corporation (the Corporation) and its wholly-owned subsidiary, Commercial Bank (the Bank) (together referred to as Commercial), conform to generally accepted accounting principles and to general practice within the banking industry. The following describes the significant accounting and reporting policies which are employed in the preparation of the consolidated financial statements.


PRINCIPLES OF CONSOLIDATION The consolidated financial statements include the accounts of the Corporation, the Bank and CNFC Financial Services Inc., a wholly-owned subsidiary of the Bank. Intercompany accounts and transactions are eliminated in consolidation.

NATURE OF OPERATIONS, BUSINESS SEGMENTS AND CONCENTRATIONS OF CREDIT RISK The Corporation is a one-bank holding company which conducts limited business activities. The Bank performs the majority of business activities.

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

SECURITIES Securities are classified as held to maturity and carried at amortized cost when management has the positive intent and ability to hold them to maturity. Securities are classified as available for sale when they might be sold before maturity. Securities available for sale are carried at fair value, with net unrealized holding gains and losses reported in other comprehensive income. Trading securities are reported at fair value with unrealized gains and losses included in income. Other securities such as Federal Home Loan Bank Stock are carried at cost.

Gains and losses on sales are determined using the amortized cost of the specific security sold. Interest and dividend income, includes amortization of purchase premiums and discounts. Securities are written down to fair value when a decline in fair value is not temporary.

LOANS HELD FOR SALE Loans held for sale are reported at the lower of cost or market value in the aggregate. Net unrealized losses are recorded in a valuation allowance by charges to income.

LOANS Loans are reported at the principal balance outstanding, net of unearned interest, deferred loan fees and costs, and an allowance for loan losses. Interest income is

                    COMMERCIAL NATIONAL FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 1999, 1998 and 1997
-------------------------------------------------------------------------------


reported on the interest method and includes amortization of net deferred loan fees and costs over the loan term.

Interest income is not reported when full loan repayment is in doubt, typically when payments are past due over 90 days, unless the loan is both well secured and in the process of collection. Payments received on such loans are reported as principal reductions.

ALLOWANCE FOR LOAN LOSSES The allowance for loan losses is a valuation allowance for probable credit losses, increased by the provision for loan losses and decreased by charge-offs less recoveries. Estimating the risk of loss and the amount of loss on any loan is subjective. Management estimates the allowance balance using past loan loss experience, the nature and volume of the portfolio, information about specific borrower situations and estimated collateral values, economic conditions, and other factors. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management's judgment, should be charged-off.

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

OTHER REAL ESTATE OWNED Real estate properties acquired in collection of a loan receivable are recorded at fair value at acquisition. Any reduction to fair value from the carrying value of the related loan is accounted for as a loan loss. After acquisition, a valuation allowance reduces the reported amount to the lower of the initial amount or fair value less costs to sell. Expenses, gains and losses on disposition, and changes in the valuation allowance are reported in other expense. Other real estate owned amounted to $0 at December 31, 1999 and 1998.

SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE All of these liabilities represent amounts advanced by various customers and are secured by securities owned, as they are not covered by general deposit insurance.

EMPLOYEE BENEFITS A benefit plan with 401(k) features cover substantially all employees. The plan allows participant compensation deferrals. The amount of any matching contribution is based solely on the discretion of the board of directors. Historically, Commercial has matched up to 6% of such deferrals at 100%.

STOCK COMPENSATION Expense for employee compensation under stock option plans is reported only if options are granted below market price at grant date. Proforma disclosures of net income and earnings per share are provided as if the option's fair value had been recorded using an option pricing model.

                    COMMERCIAL NATIONAL FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 1999, 1998 and 1997
-------------------------------------------------------------------------------

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

EARNINGS AND DIVIDENDS PER SHARE Basic earnings per common share is based on net income divided by the weighted average number of common shares outstanding during the period. Diluted earnings per common share shows the dilutive effect of any additional potential common shares. Earnings and dividends per common share are restated for all stock splits and stock dividends, including the 5% stock dividends paid in November 1999, 1998 and 1997 and the 3 for 1 stock split recorded in September 1999.

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

FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK Financial instruments include off-balance sheet credit instruments, such as commitments to make loans and standby letters of credit issued to meet customer's needs. The face amount for these items represents the exposure to loss before considering customer collateral or ability to repay. Such financial instruments are recorded when they are funded.

FAIR VALUES OF FINANCIAL INSTRUMENTS Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed separately. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect the estimates. The fair value estimates of existing on- and off-balance sheet financial instruments does not include the value of anticipated future business or values of assets and liabilities not considered financial instruments.

RECLASSIFICATIONS Some items in the prior year financial statements have been reclassified to conform with the current year presentation.

                    COMMERCIAL NATIONAL FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 1999, 1998 and 1997
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
NOTE 2 - SECURITIES
--------------------------------------------------------------------------------

The amortized cost and fair value of securities are as follows:



                                                                    GROSS                  GROSS
                                             AMORTIZED           UNREALIZED             UNREALIZED            FAIR
AVAILABLE FOR SALE                             COST                 GAINS                 LOSSES              VALUE
-----------------------------------------------------------------------------------------------------------------------------
                                                              DECEMBER 31, 1999
-----------------------------------------------------------------------------------------------------------------------------
U.S. TREASURIES AND GOVERNMENT AGENCIES $  13,586,123         $         100         $    (179,535)        $  13,406,688
STATE AND MUNICIPALS                        2,885,041                   474               (27,950)            2,857,565
CORPORATE                                   1,505,544                     -               (23,044)            1,482,500
-----------------------------------------------------------------------------------------------------------------------------
   TOTAL                                $  17,976,708         $         574         $    (230,529)        $  17,746,753
=============================================================================================================================

                                                              December 31, 1998
-----------------------------------------------------------------------------------------------------------------------------
U.S. Treasuries and government agencies $  13,662,894         $     164,888         $           -         $  13,827,782
State and municipals                        2,529,666                42,339                     -             2,572,005
Corporate                                     902,441                 9,621                     -               912,062
-----------------------------------------------------------------------------------------------------------------------------
   Total                                $  17,095,001         $     216,848         $           -         $  17,311,849
=============================================================================================================================


                                                                    GROSS                  GROSS
                                             AMORTIZED           UNREALIZED             UNREALIZED            FAIR
HELD TO MATURITY                               COST                 GAINS                 LOSSES              VALUE
-----------------------------------------------------------------------------------------------------------------------------
                                                              DECEMBER 31, 1999
-----------------------------------------------------------------------------------------------------------------------------
STATE AND MUNICIPALS                    $   8,813,986         $     129,632         $      (2,904)        $   8,940,714
=============================================================================================================================


                                                              December 31, 1998
-----------------------------------------------------------------------------------------------------------------------------
U.S. Treasuries and government agencies $   1,000,125         $         875         $           -         $   1,001,000
State and municipals                       11,017,308               491,692                     -            11,509,000
-----------------------------------------------------------------------------------------------------------------------------
   Total                                $  12,017,433         $     492,567         $           -         $  12,510,000
=============================================================================================================================




The amortized cost and fair value of debt securities at year-end 1999, by contractual maturity are shown below.



                                           Available for Sale                     Held to Maturity
----------------------------------------------------------------------------------------------------------
                                      Amortized            Fair                Amortized         Fair
                                        Cost               Value                 Cost            Value
----------------------------------------------------------------------------------------------------------
Due in one year or less          $    3,679,431      $   3,673,996          $     855,522    $     861,109
Due from one to five years           13,510,511         13,297,215              6,053,637        6,129,950
Due from five to ten years              786,766            775,542              1,904,827        1,949,655
----------------------------------------------------------------------------------------------------------
   Total                         $   17,976,708      $  17,746,753          $   8,813,986    $   8,940,714
==========================================================================================================




There was one security sale during 1999 and no sales of securities during 1998 and 1997.

In addition to Federal Home Loan Bank (FHLB) stock, securities having an amortized cost of approximately $16,273,000 and $18,400,000 at year end 1999 and 1998 were pledged to secure FHLB advances, public deposits, securities

                    COMMERCIAL NATIONAL FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 1999, 1998 and 1997
--------------------------------------------------------------------------------

sold under agreements to repurchase and U.S. Treasury demand notes.

Except as indicated, total securities of any state (including all its political subdivisions) were less than 10% of shareholders' equity. At year-end 1999 and 1998, the amortized cost of securities issued by the state of Michigan and all its political subdivisions totaled $8,947,000 and $9,892,000 with an estimated market value of $9,052,000 and $10,350,000.

--------------------------------------------------------------------------------
NOTES 3 - LOANS RECEIVABLE
--------------------------------------------------------------------------------

Year-end loans receivable are as follows:

                                     1999             1998
-------------------------------------------------------------
Real estate
   Secured by single family
      residential properties    $ 47,084,838     $ 42,988,361
   Secured by non-farm
      nonresidential properties   48,561,801       41,199,791
   Secured by farmland             3,858,865        4,796,595
   Secured by multi-family
      residential properties       6,002,469        5,607,091
   Construction/land development  16,144,849       11,126,942
   Installment loans               9,120,976       11,482,473
Commercial                        21,693,084       18,668,354
-------------------------------------------------------------
Gross loans receivable           152,466,882      135,869,607
Allowance for loan losses         (2,792,293)      (2,343,976)
-------------------------------------------------------------
   Net loans receivable         $149,674,589     $133,525,631
=============================================================


Loans held for sale, included in real estate secured by single family residential properties, were $137,000 and $809,000 at year-end 1999 and 1998.


Certain directors and executive officers, including associates of such persons, were loan customers of Commercial during 1999 and 1998. A summary of aggregate related party loan activity for loans aggregating $60,000 or more to any related party is as follows:


                                    1999            1998
-----------------------------------------------------------
Balance at beginning of year   $ 4,178,000   $    4,149,000
New loans                       25,484,000       11,578,000
Repayments                     (23,034,000)     (11,361,000)
Other changes, net                  51,000         (188,000)
-----------------------------------------------------------
Balance at end of year         $ 6,679,000   $    4,178,000
===========================================================

Other changes include adjustments for persons included in one reporting period that are not reported in the other reporting period.

--------------------------------------------------------------------------------
NOTES 4 - ALLOWANCE FOR LOAN LOSSES
--------------------------------------------------------------------------------
Activity in the allowance for loan losses was as follows:

                          1999         1998         1997
-----------------------------------------------------------
Beginning balance    $ 2,343,976    $2,063,668  $ 1,824,080

Loan charge-offs         (28,614)     (171,467)    (278,129)
Loan recoveries          116,931        91,775      122,717
-----------------------------------------------------------
Net loan recoveries
 (charge-offs)            88,317       (79,692)    (155,412)
Provision for loan
 losses                  360,000       360,000      395,000
-----------------------------------------------------------
Ending balance       $ 2,792,293    $2,343,976  $ 2,063,668
===========================================================

Impaired loans were as follows:

                                       1999          1998
------------------------------------------------------------
Year-end loans with allowance for
   loan losses allocated             $988,984    $    54,694
Year-end loans with no allowance
   for loan losses allocated                -              -
------------------------------------------------------------
Total impaired loans                 $988,984    $    54,694
============================================================

                    COMMERCIAL NATIONAL FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 1999, 1998 and 1997
--------------------------------------------------------------------------------


Additional information regarding impaired loans is as follows:

                                       1999          1998
------------------------------------------------------------
Amount of the allowance allocated    $195,341    $         -
Average balance of impaired loans
   during the year                    555,446         50,640
Interest income recognized during
   impairment                           1,000          2,115
Cash-basis interest income
   recognized                               -              -

                                           December 31,
                                        1999         1998
------------------------------------------------------------
                                          (In thousands)
Non-accrual loans                     $   963       $    25
Accruing loans past due 90 days or
  more                                     14            30
Restructured loans                          -            37
-----------------------------------------------------------
    Total non-performing assets       $   977       $    92
===========================================================

Total non-performing assets
    as a percentage of total loans        .65%          .07%
===========================================================

--------------------------------------------------------------------------------
NOTE 5 - LOAN SERVICING
--------------------------------------------------------------------------------

Mortgage loans serviced for others are not reported as assets. These loans totaled $39,459,000 and $36,156,000 at year-end 1999 and 1998. Related escrow deposit balances were approximately $(11,000) and $(7,000).

--------------------------------------------------------------------------------
NOTE 6 - PREMISES AND EQUIPMENT, NET
--------------------------------------------------------------------------------
Year-end premises and equipment consist of:

                                     1999            1998
------------------------------------------------------------
Land                           $    310,689     $    310,689
Buildings and improvements        2,698,154        2,937,780
Equipment                         2,702,569        3,310,811
------------------------------------------------------------
   Total cost                     5,711,412        6,559,280
Less accumulated depreciation    (3,016,901)      (3,769,279)
------------------------------------------------------------
   Net premises and equipment  $  2,694,511     $  2,790,001
============================================================

Depreciation expense was $603,482, $578,045, and $514,474 in 1999, 1998 and
1997.

--------------------------------------------------------------------------------
NOTE 7 - DEPOSITS
--------------------------------------------------------------------------------
At year-end 1999, stated maturities of time deposits were as follows, for the years ending December 31:

2000                                    $    46,763,727
2001                                          8,744,173
2002                                          2,884,415
2003                                          1,423,634
2004                                            734,343
Thereafter                                      207,166
-------------------------------------------------------
   Total time deposits                  $    60,757,458
=======================================================

Time deposits in denominations of $100,000 or more were $18,135,000 and $12,871,000 at year-end 1999 and 1998.

At year-end 1999, stated maturities of time deposits in denominations of $100,000 or more were as follows:

In 3 months or less                    $   11,701,000
Over 3 through 6 months                     2,052,000
Over 6 through 12 months                    3,408,000
Over 12 months                                974,000
-----------------------------------------------------
  Total time deposits > $100,000       $   18,135,000
=====================================================

Related party deposits were $1,298,000 and $1,716,000 at year-end 1999 and 1998.

                    COMMERCIAL NATIONAL FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 1999, 1998 and 1997

--------------------------------------------------------------------------------



--------------------------------------------------------------------------------
NOTE 8-BORROWINGS
--------------------------------------------------------------------------------

SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE
Information concerning securities sold under agreements to repurchase is summarized as follows:

                                         1999               1998
---------------------------------------------------------------------

Amount outstanding at
   year-end                        $  4,689,557        $  6,965,058
Weighted average interest
   rate at year-end                        5.30%               4.55%
Average daily balance
   during the year                 $  6,649,185        $  5,842,000
Weighted average interest
   rate during the year                    4.75%               5.07%
Maximum month end
   balance during the year         $  8,714,656        $  7,244,000

FEDERAL HOME LOAN BANK ADVANCES
Federal Home Loan Bank (FHLB) advances totaled $16,500,000 and $11,500,000 at year-end 1999 and 1998. A majority of the advances have fixed interest rates ranging from 5.04% to 6.66% in 1999 and 1998. The variable rate advances are based on the FHLB overnight discount rate plus 30 basis points.

Pursuant to collateral agreements with the Federal Home Loan Bank, in addition to Federal Home Loan Bank stock, advances are secured under a blanket lien arrangement by qualified 1-to-4 family mortgage loans and U.S. Government agency securities with a carrying value of approximately $40,548,000 and $42,681,000 at year-end 1999 and 1998.

At year-end 1999, scheduled principal reductions on these advances were as follows for the years ending December 31:

2000                                     $   13,000,000
2001                                          1,000,000
2002                                                  -
2003                                          1,500,000
2004                                                  -
Thereafter                                    1,000,000
-------------------------------------------------------
    Total FHLB advances                  $   16,500,000
=======================================================



--------------------------------------------------------------------------------
NOTE 9 - EMPLOYEE BENEFITS
--------------------------------------------------------------------------------

EMPLOYEE BENEFIT PLAN Under Commercial's employee benefit plan, participants may defer up to 15% of their compensation. Commercial's annual contribution to the plan is based solely on the discretion of the board of directors. Historically, Commercial has matched 100% of the elective deferrals on the first 6% of the participant's compensation. Employee and employer contributions are vested immediately. The plan covers substantially all employees.


Contributions attributable to the plan were approximately $99,000, $88,000, and $72,000 in 1999, 1998, and 1997. Expense for the corresponding years was approximately $102,000, $86,000 and $51,000.

STOCK OPTION PLANS SFAS No. 123, Accounting for Stock-Based Compensation requires proforma disclosures for companies that do not adopt its fair value accounting method for stock-based employee compensation. The following proforma information presents net income and basic and diluted earnings per share had the fair value method been used to measure compensation cost for stock option plans. The exercise price of options granted is equivalent to the market value of underlying stock at the grant date. No compensation cost was actually recognized for stock options.

The fair value of options granted during 1999, 1998 and 1997 is estimated using the following weighted-average information: risk-free interest rate of 6.20%, 4.52% and 6.00%; expected life of 5.0, 5.4 and 4.0 years; expected dividends of 4.0% per year, and nominal expected stock price volatility.

                    COMMERCIAL NATIONAL FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 1999, 1998 and 1997

--------------------------------------------------------------------------------



                                   1999         1998           1997
-----------------------------------------------------------------------
Net income as reported        $  2,730,872   $2,560,014     $1,692,110
Proforma net income              2,721,097    2,528,496      1,674,677

Basic earnings per share          $    .86     $    .81       $    .54
   as reported
Proforma basic earnings           $    .86     $    .80       $    .54
   per share
Diluted earnings per              $    .86     $    .80       $    .54
   share as reported
Proforma diluted                  $    .86     $    .79       $    .54
   earnings per share

In future years, the proforma effect is expected to increase as additional options are granted.

Stock option plans are used to reward employees and provide them with an additional equity interest. Options granted to employees are issued for 7 year periods, with vesting occurring over a 5 year period. Options granted to directors are issued for 2 year periods with vesting occurring after 6 months. At year-end 1999, 127,476 shares were authorized for future grants. Information about option grants follows.

                                         Number        Weighted Average
                                       of Options       Exercise Price
----------------------------------------------------------------------
Outstanding, beginning of 1997           98,816          $   6.67
   Granted                               33,683              7.91
   Exercised                            (73,222)             6.46
   Cancelled                             (1,763)             7.23
   Forfeited                               (900)             7.91
-----------------------------------------------------------------
Outstanding, end of 1997                 56,614              7.65
   Granted                               31,266             11.58
   Exercised                            (15,565)             7.79
-----------------------------------------------------------------
OUTSTANDING, END OF 1998                 72,315              9.32
   GRANTED                               33,733             11.74
   EXERCISED                            (16,130)             9.83
-----------------------------------------------------------------
OUTSTANDING, END OF 1999                 89,918          $  10.14
=================================================================

The weighted-average fair value of options granted in 1999, 1998 and 1997 was $1.00, $1.01, and $.76. At year end 1999, options outstanding had a weighted-average remaining life of 5.2 years and a range of exercise price from $6.52 to $11.74.

Options exerciseable at year-end are as follows.

            Number       Weighted Average
          of Options      Exercise Price
-----------------------------------------
1997        56,614           $  7.65
1998        49,170              8.26
1999        45,569              8.64


--------------------------------------------------------------------------------
NOTE 10 - FEDERAL INCOME TAXES
--------------------------------------------------------------------------------


Income tax expense consists of:

                  1999           1998            1997
-------------------------------------------------------
Current    $   1,238,086    $1,029,420      $   512,496
Deferred        (161,086)     (105,883)         (12,846)
-------------------------------------------------------
           $   1,077,000    $  923,537      $   499,650
=======================================================

Income tax expense calculated at the statutory federal income tax rate of 34% differs from actual income tax expense as follows:

                                    1999             1998               1997
------------------------------------------------------------------------------

Statutory rates                $  1,295,000       $1,184,000          $745,000
Increase (decrease) from
Tax-exempt interest income         (222,000)        (257,000)         (262,000)
Goodwill amortization                 1,000            9,000            14,000
Other, net                            3,000          (12,463)            2,650
------------------------------------------------------------------------------
                               $  1,077,000        $ 923,537          $499,650
==============================================================================

Year-end deferred tax assets and liabilities consist of:

                                            1999           1998
----------------------------------------------------------------

Allowance for loan losses               $  544,000    $  421,000
Accumulated depreciation                  (174,000)     (225,000)
Mortgage servicing rights                  (53,000)      (51,000)
Net unrealized gain (loss) on
   securities available for sale            78,185       (73,729)
Other                                       (7,185)        3,729
----------------------------------------------------------------
                                           388,000        75,000
Valuation allowance                              -             -
----------------------------------------------------------------
Net deferred tax asset                  $  388,000    $   75,000
================================================================

                    COMMERCIAL NATIONAL FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 1999, 1998 and 1997

--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
NOTE 11 - EARNINGS PER SHARE
--------------------------------------------------------------------------------

A reconciliation of the numerators and denominators of the basic earnings per share and diluted earnings per share computations for the years ended is presented below:

                                      1999           1998           1997
---------------------------------------------------------------------------

BASIC EARNINGS PER SHARE:
Net income available to
   common shareholders             $2,730,872     $2,560,014     $1,692,110
===========================================================================

Weighted-average common
   shares outstanding for
   basic earnings per share         3,167,623      3,174,605      3,105,755
===========================================================================
BASIC EARNINGS PER SHARE           $      .86     $     0.81     $     0.54
===========================================================================

                                       1999          1998           1997
---------------------------------------------------------------------------
DILUTED EARNINGS PER SHARE:
Net income available to
   common shareholders             $ 2,730,872    $2,560,014     $1,692,110
===========================================================================

Weighted-average common
   shares outstanding for
   basic earnings per share          3,167,623     3,174,605      3,105,755

Add:
Dilutive effect of assumed exercise
   of stock options                     13,049        15,750          4,073
---------------------------------------------------------------------------

Weighted-average common
   and dilutive additional potential
   common shares outstanding         3,180,672     3,190,355      3,109,828
===========================================================================

Diluted earnings per share         $       .86    $      .80     $      .54
===========================================================================

--------------------------------------------------------------------------------
NOTE 12 - COMMITMENTS, OFF-BALANCE-SHEET RISK AND CONTINGENCIES
--------------------------------------------------------------------------------

There are various contingent liabilities that are not reflected in the consolidated financial statements, including claims and legal actions arising in the ordinary course of business. In the opinion of management, after consultation with legal counsel, the ultimate disposition of these matters is not expected to have a material effect on Commercial's financial condition or results of operations.

CASH RESERVE AND CLEARING BALANCES At year-end 1999 and 1998, cash reserve and clearing balance requirements of $1,112,000 and $1,191,000 were required as deposits with the Federal Reserve or as cash on hand. These balances do not earn interest.

LEASES Commercial leases certain branch facilities under lease agreements expiring through 2018, with optional renewal periods through 2028. Two related party leases were terminated during 1997 in conjunction with the closing of two branches. Rental expense on all leases totaled $17,000, $16,000, and $84,000 in 1999, 1998 and 1997, including $0 in 1998 and 1999, and $68,000 in 1997 paid to the related party. Included in the 1997 expense to the related party were costs of $60,000 related to the termination of the leases. As of December 31,1999 there were no significant future rental commitments.

LOAN COMMITMENTS Commercial is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet financing needs of its customers. These financial instruments include commitments to make loans, unused lines of credit and standby letters of credit. Exposure to credit loss in the event of non-performance by the other party to financial instruments for commitments to make loans, unused lines of credit and standby letters of credit is represented by the contractual amount of those instruments. Commercial follows the same credit policy to make such commitments as it uses for on-balance-sheet items.

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

                    COMMERCIAL NATIONAL FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 1999, 1998 and 1997

--------------------------------------------------------------------------------


Commitments at year-end are as follows:

                                     1999           1998
-----------------------------------------------------------
Commitments to extend credit  $  23,852,000    $ 21,683,000
Standby letters of credit           720,000         850,000
-----------------------------------------------------------
   Total commitments          $  24,572,000    $ 22,533,000
===========================================================

At December 31, 1999, fixed and variable interest rate commitments were $4,295,000 and $20,277,000. Fixed rate commitments interest rates and terms ranged from 7.0% to 16.2% and one year to eight years.

--------------------------------------------------------------------------------
NOTE 13 - FAIR VALUES OF FINANCIAL INSTRUMENTS
--------------------------------------------------------------------------------

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

- Fixed rate loans and deposits, and variable rate loans and deposits with infrequent repricing or repricing limits, is estimated using discounted cash flow analyses or underlying collateral values, where applicable.


- Fair value of Federal Home Loan Bank advances is based on currently available rates for similar financing.

- Fair value of other financial instruments and off-balance-sheet items approximate cost and are not considered significant to this presentation.

While these estimates of fair value are based on management's judgment of the most appropriate factors, there is no assurance that if Commercial had disposed of such items at December 31, 1999 and 1998, the estimated fair values would have been achieved. Market values may differ depending on various circumstances not taken into consideration in this methodology. The estimated fair values at December 31, 1999 and 1998 should not necessarily be considered to apply at subsequent dates.




-----------------------------------------------------------------------------------------------------------------------------
Financial instruments at year-end are as follows, in thousands:

                                                                 1999                              1998
-----------------------------------------------------------------------------------------------------------------------------
                                                       CARRYING          FAIR            Carrying          Fair
                                                         VALUE           VALUE             Value           Value
-----------------------------------------------------------------------------------------------------------------------------

FINANCIAL ASSETS
Cash and cash equivalents                           $     8,669      $     8,669      $   12,555       $    12,555
Securities                                               26,561           26,687          29,329            29,822
FHLB stock                                                1,391            1,391           1,391             1,391
Loans, net of allowance                                 149,675          148,645         133,526           133,774
------------------------------------------------------------------------------------------------------------------
   Total financial assets                           $   186,296      $   185,392      $  176,801       $   177,542
==================================================================================================================

FINANCIAL LIABILITIES
Demand and savings deposits                         $   (86,447)     $   (86,447)     $  (84,293)      $   (84,293)
Time deposits                                           (60,757)         (61,226)        (56,881)          (57,577)
Securities sold under agreements
  to repurchase                                          (4,690)          (4,690)         (6,965)           (6,965)
U.S. Treasury demand notes                               (2,191)          (2,191)         (1,553)           (1,553)
Federal Home Loan Bank advances                         (16,500)         (16,193)        (11,500)          (11,248)
-------------------------------------------------------------------------------------------------------------------
   Total financial liabilities                      $  (170,585)     $  (170,747)     $ (161,192)      $  (161,636)
===================================================================================================================
-----------------------------------------------------------------------------------------------------------------------------

                    COMMERCIAL NATIONAL FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 1999, 1998 and 1997

--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
NOTE 14 - REGULATORY MATTERS
--------------------------------------------------------------------------------

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

If only adequately capitalized, regulatory approval is required to accept brokered deposits. If undercapitalized, capital distributions, asset growth and expansion are limited. Plans for capital restoration are also required. The Corporation and Bank were categorized as well capitalized at year-end 1999 and 1998.


-----------------------------------------------------------------------------------------------------------------------------
Actual capital levels (in millions) and minimum required levels were:

                                                                                                Minimum Required
                                                                                                   To Be Well
                                                                                                   Capitalized
                                                                     Minimum Required             Under Prompt
                                                                        For Capital                Corrective
                                                Actual               Adequacy Purposes         Action Regulations
                                          Amount        Ratio        Amount       Ratio        Amount      Ratio
1999
-----------------------------------------------------------------------------------------------------------------------------
TOTAL CAPITAL (TO RISK WEIGHTED ASSETS)
   CONSOLIDATED                           $   21.0      14.3%        $  11.8       8.0%        $  14.7      10.0%
   BANK                                       17.3      12.3            11.3       8.0            14.1      10.0
TIER 1 CAPITAL (TO RISK WEIGHTED ASSETS)
   CONSOLIDATED                               19.1      13.0             5.9       4.0             8.8       6.0
   BANK                                       15.5      11.0             5.6       4.0             8.5       6.0
TIER 1 CAPITAL (TO AVERAGE ASSETS)
   CONSOLIDATED                               19.1      10.0             7.7       4.0             9.6       5.0
   BANK                                       15.5       8.2             7.5       4.0             9.4       5.0

1998
-----------------------------------------------------------------------------------------------------------------------------
Total capital (to risk weighted assets)
   Consolidated                           $   19.1      14.3%        $  10.7       8.0%        $  13.4      10.0%
   Bank                                       16.2      12.1            10.7       8.0            13.4      10.0
Tier 1 capital (to risk weighted assets)
   Consolidated                               17.4      13.0             5.4       4.0             8.0       6.0
   Bank                                       14.6      10.9             5.3       4.0             8.0       6.0
Tier 1 capital (to average assets)
   Consolidated                               17.4       9.9             7.0       4.0             8.8       5.0
   Bank                                       14.6       8.3             7.0       4.0             8.7       5.0
-----------------------------------------------------------------------------------------------------------------------------

                    COMMERCIAL NATIONAL FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 1999, 1998 and 1997

--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
NOTE 15 - PARENT CORPORATION CONDENSED
--------------------------------------------------------------------------------

Commercial's primary source of funds to pay dividends to shareholders is the dividends received from the Bank. The Bank is subject to certain restrictions on the amount of dividends it may declare without prior regulatory approval. In 2000, the Bank may distribute to the Corporation, in addition to 2000 net profits, approximately $2,776,000 in dividends without prior approval from regulatory agencies. Following are condensed parent only financial statements.

                  CONDENSED BALANCE SHEETS
                        December 31,
                                                   1999          1998
-----------------------------------------------------------------------
ASSETS
Cash                                         $  1,025,546   $ 2,013,394
Securities available for sale                   1,350,879     1,226,341
Investment in subsidiary                       15,379,528    14,770,125
Loans, net                                      1,627,729             -
Other assets                                       35,913        48,196
-----------------------------------------------------------------------
   Total assets                              $ 19,419,595   $18,058,056
=======================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY
Dividends payable                            $    447,019   $   397,954
Other liabilities                                   8,043             -
Shareholders' equity                           18,964,533    17,660,102
-----------------------------------------------------------------------
   Total liabilities and
     shareholders' equity                    $ 19,419,595   $18,058,056
=======================================================================

                     CONDENSED STATEMENTS OF INCOME
                         Years ended December 31,
                                           1999        1998          1997
----------------------------------------------------------------------------

Dividends from subsidiary            $  1,790,000  $ 2,730,000   $ 1,199,460
Interest and fees on loans                122,530            -             -
Interest on securities                     50,397       36,495         3,334
Other income                                2,600          500             -
----------------------------------------------------------------------------
   Total income                         1,965,527    2,766,995     1,202,794
Provision for loan losses                  30,000            -             -
Other expense                              80,983       45,722        71,865
----------------------------------------------------------------------------
Income before income
   taxes and equity in
   undistributed net income
   of subsidiary                        1,854,544    2,721,273     1,130,929
Income tax benefit/(expense)               (9,000)       9,000        17,350
Equity in undistributed
   (excess distribution)
   net income of subsidiary               885,328     (170,259)      543,831
----------------------------------------------------------------------------
NET INCOME                           $  2,730,872  $ 2,560,014   $ 1,692,110
============================================================================

                       CONDENSED STATEMENTS OF CASH FLOWS
                            Years ended December 31,
                                       1999           1998           1997
----------------------------------------------------------------------------
CASH FLOWS FROM
   OPERATING ACTIVITIES
Net income                         $ 2,730,872    $ 2,560,014    $ 1,692,110
Adjustment:
   Equity in(undistributed net
     income)/excess distribution
      of subsidiary                   (885,328)       170,259       (543,831)
   Provision for loan losses            30,000              -              -
   Amortization                         22,745         10,350              -
   Net change in:
     Other assets                       12,787         (9,943)       378,045
     Other liabilities                   8,400              -              -
----------------------------------------------------------------------------
Net cash from
   operating activities              1,919,476      2,730,680      1,526,324
CASH FLOWS FROM
   INVESTING ACTIVITIES
Purchase of securities
   available for sale                 (166,752)    (1,216,495)             -
Net change in loans                 (1,657,729)             -              -
----------------------------------------------------------------------------
Net cash from investing
   activities                       (1,824,481)    (1,216,495)             -
CASH FLOWS FROM
   FINANCING ACTIVITIES
Dividends and fractional
   shares paid                      (1,681,648)    (1,397,768)    (1,122,158)
Sale of common stock                   887,248        670,543        866,951
Repurchase of common stock            (288,443)    (1,112,312)             -
----------------------------------------------------------------------------
   Net cash from
     financing activities           (1,082,843)    (1,839,537)      (255,207)
----------------------------------------------------------------------------
Net change in cash
   and cash equivalents               (987,848)      (325,352)     1,271,117
Cash and cash equivalents
   at the beginning of year          2,013,394      2,338,746      1,067,629
----------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS
AT END OF YEAR                    $  1,025,546    $ 2,013,394    $ 2,338,746
============================================================================

                    COMMERCIAL NATIONAL FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 1999, 1998 and 1997

--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
NOTE 16 - DIVIDEND REINVESTMENT PLAN
--------------------------------------------------------------------------------

Commercial established a Dividend Reinvestment Plan for its shareholders in 1992. The Plan permits the issuance of previously authorized and unissued shares. As of December 31, 1999 120,193 shares of authorized but unissued common stock were reserved for Plan requirements.

--------------------------------------------------------------------------------
NOTE 17 - STOCK REPURCHASE PLAN
--------------------------------------------------------------------------------

Commercial announced a stock repurchase plan in 1998. The Plan permits the repurchase of up to 165,375 shares of the Corporation's outstanding shares of common stock. As of December 31, 1999 Commercial had repurchased and retired 118,244 shares, in accordance with the program.

--------------------------------------------------------------------------------
NOTE 18 - IMPACT OF NEW ACCOUNTING STANDARDS
--------------------------------------------------------------------------------

Beginning January 1, 2001 a new accounting standard will require all derivatives to be recorded at fair value. Unless designated as hedges, changes in these fair values will be recorded in the income statement. Fair value changes involving hedges will generally be recorded by offsetting gains and losses on the hedge and on the hedged item, even if the fair value of the hedged item is not otherwise recorded. This is not expected to have a material effect but the effect will depend on derivative holdings when this standard applies.

--------------------------------------------------------------------------------
COMMON STOCK INFORMATION
--------------------------------------------------------------------------------

Commercial National Financial Corporation common stock is listed on the NASD Over the Counter Bulletin Board under the symbol CEFC. Several brokers provide a market for the stock. There were approximately 641 shareholders of record and 3,189,025 common shares outstanding at December 31, 1999.

Management is aware of 47 sales involving a total of 82,850 shares of stock during 1999. The price was reported to management for only some of these transactions. All prices have been adjusted for the 5% stock dividends issued in November 1999 and November 1998 and the three for one stock split issued in September 1999.

During 1999 and 1998 the price ranges of transactions reported were:

                        Shares               Actual Price
                        Traded                  Range
---------------------------------------------------------------
1999                                      Low           High
---------------------------------------------------------------
FIRST QUARTER           27,405        $   11.75    $    12.06
SECOND QUARTER          15,435            11.75         12.22
THIRD QUARTER           17,010            11.59         11.90
FOURTH QUARTER          23,000            10.95         13.50
---------------------------------------------------------------
1998
---------------------------------------------------------------
First Quarter           86,931        $    9.07    $    11.49
Second Quarter          80,640            10.58         12.01
Third Quarter           87,280            11.03         11.79
Fourth Quarter          97,555            11.18         12.22



--------------------------------------------------------------------------------
DIVIDEND INFORMATION
--------------------------------------------------------------------------------

The holders of Commercial National Financial Corporation common stock are entitled to dividends when, and if, declared by the Board of Directors of Commercial out of funds legally available for that purpose. The Board of Directors does not declare dividends based on any predetermined dividend policy but has paid regular quarterly cash dividends for the past ten years.

The following table sets forth the dividends per share declared during 1999 and 1998. The dividends per share have been adjusted for the 5% stock dividends issued in November 1999 and November 1998 and the three for one stock split issued in September 1999.

                                              1999      1998
--------------------------------------------------------------
First Quarter                                $ .14       $.11
Second Quarter                                 .14        .11
Third Quarter                                  .13        .12
Fourth Quarter                                 .14        .13
--------------------------------------------------------------
     Total dividend per share                $ .55       $.47
==============================================================

--------------------------------------------------------------------------------
                               EXECUTIVE OFFICERS
--------------------------------------------------------------------------------

Jeffrey S. Barker                     President and Chief Executive Officer

Patrick G. Duffy                      Executive Vice President - Chief Financial Officer




--------------------------------------------------------------------------------
                               BOARD OF DIRECTORS
--------------------------------------------------------------------------------

Howard D. Poindexter                  Chairperson of the Board, Manager of Poindexter Farms
Richard F. Abbott                     Vice Chairperson of the Board, Retired EVP of the Corporation and Bank
Jefferson P. Arnold                   Attorney, Arnold Law Office
Jeffrey S. Barker                     President and CEO of the Corporation and Bank
Don J. Dewey                          President and Funeral Director, Dewey Funeral Homes, Inc.
Patrick G. Duffy                      Executive Vice President - Chief Financial Officer of the Corporation and Bank
David A. Ferguson                     Member, Chodoka LLC
Kenneth R. Luneack                    President, Ken Luneack Construction, Inc.
Kim C. Newson                         President, Alma Hardware Corporation
Scott E. Sheldon                      Owner, Kernen-Sheldon, Shepherd and LaDu-Brundage Insurance Agencies

--------------------------------------------------------------------------------
                            COMMERCIAL BANK OFFICERS
--------------------------------------------------------------------------------

Scott E. Sheldon                      Chairperson of the Board
Howard D. Poindexter                  Vice Chairperson of the Board
Jeffrey S. Barker                     President and Chief Executive Officer

Patrick G. Duffy                      Executive Vice President - Chief Financial Officer
Andrew P. Shafley                     Senior Vice President - Senior Loan Officer
Daniel E. Raleigh                     Vice President - Marketing and Branch Administration

Kevin D. Collison                     Vice President - Commercial Lending - Ithaca
Thomas D. Cooper                      Vice President - Commercial Lending - Middleton
Jason E. Williams                     Vice President - Commercial Lending - Greenville

Corey S. Bailey                       Assistant Vice President - Consumer Lending - Alma
Janet M. Davison                      Assistant Vice President - Manager/Information Systems
Wendy M. Lombard                      Assistant Vice President - Mortgage Lending - Ithaca
Vicki L. Nelson                       Assistant Vice President - Mortgage Lending - Greenville
Karen M. Taylor                       Assistant Vice President - Mortgage Lending - Alma
Carol L. Vallance                     Assistant Vice President - Customer Relations - Alma

Tamera L. Fisher                      Loan Officer - St. Louis
Kathryn K. Greening                   Loan Officer - Alma
Dawn K. Riley                         Loan Officer - Greenville
Sherry L. Weber                       Loan Officer - Ithaca

Rebecca A. Smith                      Administrative Assistant - Transfer Agent - Ithaca

--------------------------------------------------------------------------------
Directors [PHOTO]




























--------------------------------------------------------------------------------

                              [Four amigo's PHOTO]





          Pat Duffy, Executive Vice President and CFO; Dan Raleigh, Vice President Branch Administration; Jeff Barker, President and CEO; Andy Shafley, Senior Vice President



                               [350 Group PHOTO]



     These employees have each been with Commercial Bank for at least fifteen years and represent over 350 years of experience at the Bank. Pictured left to right with number of years of experience: Wendy Lombard (16), Gary McDaid (24), Marty McDaid (17), Dawn Riley (17), Sharen Clark (32), Cyndi Bovee (15), Debbie Becker (19), Bonnie Barrett (18), seated, Tom Cooper
     (27), Jan Davison (20), Linda Vaughn (20), Becky Smith (24), Nora Barry
     (25), Melanie Smith (23), Marie Misenhelder (17). Not pictured is Carol Vallance (31).

--------------------------------------------------------------------------------
                            COMMERCIAL BANK LOCATIONS
--------------------------------------------------------------------------------

--------------------  ------------------   ------------------  -------------------------  ------------------  ----------------------
ALMA                  ITHACA               POMPEII             GREENVILLE                 ST. LOUIS           MIDDLETON
301 NORTH STATE ST.   101 N. PINE RIVER*   105 E. FULTON ST.   101 NORTH LAFAYETTE ST.*   104 N. MILL ST.*    101 NORTH NEWTON ST.*
Ph. (517) 463-2185    Ph. (517) 875-4144   Ph. (517) 838-2525  Ph. (616) 754-7166         Ph. (517) 681-5738  Ph. (517) 236-7236
Fax (517) 463-5996    Fax (517) 875-4534                       Fax (616) 754-2118         Fax (517) 681-3509  Fax (517) 236-7732

119 WEST CENTER*
Ph. (517) 463-3120

1500 WRIGHT AVE.*
Ph. (517) 463-3901
--------------------  ------------------   ------------------  -------------------------  ------------------  ----------------------

* Denotes Bank locations with ATMs on site.

--------------------------------------------------------------------------------
                           DIVIDEND REINVESTMENT PLAN
--------------------------------------------------------------------------------
As a service to its shareholders, Commercial National Financial Corporation sponsors a Dividend Reinvestment Plan. The Plan allows a shareholder to purchase this stock without brokerage commissions using dividends. For information about this plan, contact the Corporation's Transfer Agent.

--------------------------------------------------------------------------------
                                 TRANSFER AGENT
--------------------------------------------------------------------------------
                    Commercial National Financial Corporation
                          Care of Mrs. Rebecca A. Smith
                       101 North Pine River, P.O. Box 280
                             Ithaca, Michigan 48847

--------------------------------------------------------------------------------
                             CORPORATE HEADQUARTERS
--------------------------------------------------------------------------------
                              101 North Pine River
                             Ithaca, Michigan 48847
                              Phone (517) 875-4144
                               Fax (517) 875-4534

--------------------------------------------------------------------------------
                               10-K AVAILABILITY
--------------------------------------------------------------------------------
Commercial National's annual report on Form 10-K is available upon written request without charge from:
                   Commercial National Financial Corporation,
                  Care of Mr. Patrick G. Duffy, Executive Vice
                      President - Chief Financial Officer,
                       101 North Pine River, P.O. Box 280
                             Ithaca, Michigan 48847
                              Phone (517) 875-4144

--------------------------------------------------------------------------------
                                 MARKET MAKERS
--------------------------------------------------------------------------------

-----------------   -----------------  --------------------  ---------------------   --------------------   ------------------
WILLIAM KAHL        MARK AGAH          MICHAEL T. SEEKELL    PETER VANDERSCHAAF      CHRISTOPHER TURNER     JAMES CRAWFORD
-----------------   -----------------  --------------------  ---------------------   --------------------   ------------------
First Union         Howe Barnes        Robert W. Baird        Stifel, Nicolaus        McDonald & Co.         Raymond James
Securities          Investment Inc.    & Co.                  & Co.
1-800-292-1960      1-800-800-4693     1-800-888-6200         1-800-676-0477          1-800-548-6011         1-800-521-9767
-----------------   -----------------  --------------------   ---------------------   --------------------  ------------------

                                    [PHOTO]











                   COMMERCIAL NATIONAL FINANCIAL CORPORATION
                               101 N. Pine River
                                  P.O. Box 280
                             Ithaca, Michigan 48847
                                 (517) 875-4144