Form 10-K405, Exhibit 13
period 2000-12-31
COMMERCIAL NATIONAL FINANCIAL CORP /MI
filed 2001-03-29
CIK 828535

                                   EXHIBIT 13

          INCORPORATED PORTIONS FROM 2000 ANNUAL REPORT TO SHAREHOLDERS

                                                                      EXHIBIT 13


                                    CONTENTS

Report from the President.........................................................      2

Selected Financial Data...........................................................      3

Management's Discussion and Analysis..............................................   4-16

Management's Responsibility for Financial Statements..............................     17

Report of Independent Auditors....................................................     18

Consolidated Balance Sheets.......................................................     19

Consolidated Statements of Income.................................................     20

Consolidated Statements of Changes in Shareholders' Equity........................     21

Consolidated Statements of Cash Flows.............................................     22

Notes to Consolidated Financial Statements........................................  23-36

Common Stock and Dividend Information.............................................     37

Directors and Officers............................................................     38

Business Partner Profiles.........................................................     39

Locations, Transfer Agent and Market Makers.......................................     40

                                      Cover

The cover represents a sample of Commercial Bank's business partners. Clockwise from the top left are: Mike Huckleberry owner of Huckleberry's in Greenville; Cherie Gustavson, owner of Taco Bell/KFC in Ithaca; Dick Prestage, Administrator of Schnepp Health Care Center in St. Louis; Becky Thornton, owner of the Winter Inn in Greenville; Eric Harrison, partner in Alma Great Lakes Quick Lube; and Steve and Carla Smith, owners of the Alma Cinemas. For a more detailed profile see page 39.

Photos by Wheeler Portrait Studio
Report by E&S Graphics

To Our Shareholders:

The past year was another record earnings performance for Commercial National Financial Corporation. Net income increased 6.3% to $2,903,000. The primary reason for the increase is continued strong loan growth. Total loans increased 16% over the prior year, ending 2000 at $177,000,000. For the first time in our history the Company's total assets exceed $200 million, finishing the year at $216,000,000. Loan quality remains strong. Non-performing assets totaled only
 .18% of assets at year-end, less than one-third the average reported for banks our size. The allowance for loan losses stands at 1.44% of total loans and 643% of total nonperforming assets, both ratios stronger than peer.(1)

Our margin, or net interest income, continues to be a challenge. While loans grew at a rate more than double that of deposits, total interest expense increased 28.1% and total interest income was up only 15.5%. Management will continue to focus on this essential aspect of our business. Recently, the Federal Reserve began to lower interest rates and those reductions should begin to have a favorable impact on our margins later this year. Controlling overhead, or noninterest expense, is essential to profitability in this interest rate margin environment. Noninterest expense for the past year increased by only 4.2% over 1999 and our efficiency ratio improved from 54.0% to 53.7%. Total noninterest expense as a percentage of average assets continues to decline, going from 2.9% during 1999 to 2.7% this past year.

Performance ratios for the year 2000 compare very favorably with those of our peers. Return on average equity remained unchanged from a year ago at 14.7%. Return on average assets was 1.43%, down slightly from 1.47% a year ago, primarily due to the rapid increase in total assets experienced during 2000.

Shareholder equity exceeded $20,000,000 at the close of 2000. Our equity has increased approximately 30% over the previous five years and by all measures far surpasses the regulatory capital requirements. Over the same time frame we have continued to increase dividends per share. During 2000, dividends declared per share totaled 54 cents. This level represents an increase of 74% when compared to dividends five years earlier. In addition to the 5% cash dividend yield, the corporation also declared a 5% stock dividend during November 2000, continuing a ten-year history of doing so. All per share data has been adjusted for previous stock dividends and stock splits.

In an effort to become a more complete financial services company we recently formed a strategic alliance with The Centennial Group, Michigan's premier financial planning firm. The Centennial Group offers products and services in four different lines of business including, financial planning, life insurance, securities and mutual funds, and employee benefits programs for small business clients. Their associates provide the highest level of expertise and the highest caliber of financial products available in today's marketplace. The Centennial Group is a welcome addition to Commercial National Financial Corporation.(2)

You will soon be able to utilize our new online banking feature allowing you to do most of your regular banking and bill paying from any computer you choose. Be sure to visit us at www.commercial-bank.com.

Thank you for your continued confidence and support. We look forward to rewarding that confidence by increasing the value of your investment in Commercial National Financial Corporation.

Sincerely,





Jeffrey S. Barker
President and CEO


-------------------
(1) Peer group is comprised of approximately 788 bank holding companies controlling one subsidiary bank with consolidated assets of between $150 million and $300 million.

(2) Centennial Group investment products are not deposit accounts and are not obligations or guaranteed by Commercial Bank or the federal government and are subject to investment risks including possible loss of principal.

                             SELECTED FINANCIAL DATA

                                                    2000           1999          1998         1997           1996
-------------------------------------------------------------------------------------------------------------------
                                                       (In thousands except financial ratios and per share data)
FOR THE YEAR
   Net interest income                           $   9,002     $   8,416     $   7,559    $   7,354       $   6,979
   Provision for loan losses                          (360)         (360)         (360)        (395)           (230)
   Noninterest income                                1,026         1,099         1,355        1,042             683
   Noninterest expense                              (5,572)       (5,347)       (5,070)      (5,810)         (5,684)
   ----------------------------------------------------------------------------------------------------------------
   Income before income tax expense                  4,096         3,808         3,484        2,191           1,748
   Income tax expense                               (1,193)       (1,077)         (924)        (499)           (316)
   ----------------------------------------------------------------------------------------------------------------
     Net income                                  $   2,903     $   2,731     $   2,560    $   1,692       $   1,432
   ================================================================================================================

AT YEAR END

   Total assets                                  $ 215,886     $ 191,022     $ 181,096    $ 172,405       $ 166,190
   Net loans                                       174,288       149,675       133,526      122,458         120,501
   Total deposits                                  157,794       147,204       141,175      133,947         133,017
   FHLB advances                                    26,500        16,500        11,500       13,000          10,000
   Shareholders' equity                             20,110        18,965        17,660       16,883          15,496

FINANCIAL RATIOS

   Return on average assets                          1.43%          1.47%         1.47%         1.03%          .92%
   Return on average shareholders' equity           14.67          14.67         14.39         10.49          9.41
   Average shareholders' equity to average assets    9.74          10.04         10.19          9.81          9.76
   Allowance for loan losses to total loans          1.44           1.83          1.73          1.66          1.49
   Tier 1 leverage capital ratio                     9.35           9.98          9.92         10.26          9.43
   Total risk-based capital ratio                   13.14          14.27         14.26         14.73         14.29
   Dividend pay-out                                 62.23          63.37         57.68         69.23         68.37

PER SHARE DATA(1)
   Basic earnings(2)                             $    .87      $     .82     $     .77      $    .51     $     .46
   Diluted earnings(2)                                .86            .82           .76           .51           .45
   Dividends declared                                 .54            .52           .45           .35           .31
   Book value, end of year                           6.04           5.67          5.37          5.09          4.86

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

BUSINESS OF COMMERCIAL NATIONAL FINANCIAL CORPORATION

Commercial National Financial Corporation (the Corporation or Commercial), a financial holding company, was incorporated in Michigan on December 30, 1987. On May 31, 1988, the Corporation acquired all of the stock of Commercial National Bank, a national banking association chartered in 1962. On December 30, 1992, Commercial National Bank converted to a state-chartered bank under the name Commercial Bank (the Bank).

On July 16, 1997, the Bank acquired an inactive insurance agency, Commercial National Financial Services Incorporated (the Agency). The Agency in turn purchased a minority interest in Michigan Bankers Title of Northern Michigan, LLC (the Title Agency). During 2000, Michigan Bankers Title of Northern Michigan was dissolved. The Agency made a similar investment in the Michigan Bankers Title of Eastern Michigan. The investment in the Title Agency and the related dividends earned are not material.

Business is concentrated primarily in a single industry segment - commercial banking. Commercial provides a full range of banking services to individuals, agricultural and commercial businesses and industries located in its service area. Commercial maintains a diversified loan portfolio, including loans to individuals for home mortgages, automobiles and personal expenditures, and loans to business enterprises for current operations and expansion. Commercial offers a variety of deposit products, including checking, savings, money market, individual retirement accounts and certificates of deposit.

The principal markets for financial services are the mid-Michigan communities in which the Bank is located and the areas immediately surrounding these communities. The Bank serves these markets through seven locations in or near these communities. Commercial does not have any material foreign assets or income.

The principal source of revenue for Commercial is interest and fees on loans. On a consolidated basis, interest and fees on loans accounted for 83.80% of total revenue in 2000, 80.14% in 1999, and 76.45% in 1998. Interest on investment securities accounted for 8.82% of total revenue in 2000, 10.91% in 1999, and 11.27% in 1998.

HIGHLIGHTS

Net income for the year ended December 31, 2000 was $2,903,000, 6.3% or $172,000 more than the $2,731,000 earned in 1999. December 31, 1999 net income was $2,731,000, 6.7% or $171,000 more than the $2,560,000 earned during the year ended December 31, 1998. Basic earnings per share increased to $.87 from $.82 in 1999 and $.77 in 1998. The 2000 return on average equity remained unchanged at 14.67% compared to 1999. The return on average assets for 2000 decreased slightly to 1.43% compared to 1.47% in 1999.

The primary reasons for the improved earnings in 2000 are as follows: a $586,000 or 7.0% increase in net interest income offset by a $73,000 or 6.6% decrease in noninterest income and a $225,000 or 4.2% increase in noninterest expense. An increase in average outstanding loan balances, offset by a shrinking margin, was the primary cause for the increase in net interest income.

Total assets increased to $215.9 million from $191.0 million in 1999 and $181.1 million in 1998. This represents a $24.9 million or 13.0% increase in total assets compared to

1999. The change in net loans represents $24.6 million of the increase in total assets. Funding for the loans came primarily from time deposits obtained from a national time deposit network, Federal Home Loan Bank advances and an increase in shareholders' equity.

NET INTEREST INCOME

Average Balance Sheet and Analysis of Net Interest Income

                                                                Years ended December 31,
                                        -----------2000---------   -----------1999--------      ----------1998-------------

                                        AVERAGE           YIELD/    Average          Yield/     Average            Yield/
                                        BALANCE  INTEREST  RATE     Balance  Interest Rate      Balance  Interest   Rate
---------------------------------------------------------------------------------------------------------------------------
                                                                  (Dollars in thousands)
Interest-earning assets:
  Loans receivable (1)(2)             $ 164,389  $  14,591 8.88%  $ 143,026  $  12,253 8.57%   $ 128,312  $  11,385 8.87%
   Investment securities
   Taxable                               15,711        941 5.99      17,808      1,017 5.71       16,048        935 5.83
   Tax-exempt (2)                        11,826        891 7.53      12,331        974 7.90       13,716      1,111 8.10
   Federal funds sold and
     other interest-bearing deposits      3,012        137 4.55       3,881        151 3.89        7,389        352 4.76
   Federal Home Loan Bank stock           1,391        115 8.25       1,391        111 7.98        1,391        111 7.98
                                      --------------------        --------------------         --------------------

       Total interest-earning assets    196,329     16,675 8.49     178,437     14,506 8.13      166,856     13,894 8.33
Non-earning assets:
   Cash and due from banks                4,848                       4,905                        5,089
   Premises and equipment, net            2,593                       2,827                        2,968
   Other assets                           2,037                       1,836                        1,896
   Allowance for loan losses             (2,777)                     (2,588)                      (2,205)
                                      ---------                   ---------                    ---------
       Total assets                   $ 203,030                   $ 185,417                    $ 174,604
                                      =========                   =========                    =========
Interest-bearing liabilities:
   Interest-bearing deposits
     Interest-bearing demand          $  26,083        429 1.64   $  25,075        425 1.70    $  23,200        477 2.06
       Savings                           42,344      1,191 2.81      41,168      1,048 2.55       37,855      1,062 2.81

       Time                              68,335      3,928 5.75      58,941      3,017 5.12       58,454      3,239 5.54

   Securities sold under agreements
     to repurchase                        6,727        400 5.95       6,649        316 4.75        5,842        296 5.07

   U.S. Treasury demand notes, Federal
      funds purchased, and other
      borrowings                            842         55 6.52         646         31 4.80          456         24 5.26
   Federal Home Loan Bank advances       19,369      1,296 6.69      14,670        863 5.88       12,849        790 6.15
                                      --------------------        --------------------         --------------------
     Total interest-bearing
      liabilities                       163,700      7,299 4.46     147,149      5,700 3.87      138,656      5,888 4.25


Noninterest-bearing liabilities:
   Noninterest-bearing demand            18,382                      18,623                       16,945

   Other liabilities                      1,169                       1,027                        1,209

   Shareholders' equity                  19,779                      18,618                       17,794
                                      ---------                   ---------                    ---------
   Total liabilities and
     shareholders' equity             $ 203,030                   $ 185,417                    $ 174,604
                                      =========                   =========                    =========

Net interest income/interest rate
     spread                                         $9,376 4.03%                $8,806 4.26%                $8,006  4.08%
                                                    ====== ====                 ====== ====                 ======


Net interest margin (3)                                    4.78%                       4.94%                        4.80%
                                                           ====                        ====                         ====


(1) Average outstanding balances include non-accruing loans. Interest on loans receivable include fees. The inclusion of non-accruing loans and fees does not have material effect on either the average outstanding balance or the average yield.

(2) Yields on tax-exempt loans and securities are computed on a fully taxable-equivalent basis using a federal income tax rate of 34%.

(3)  Net interest earnings divided by average interest-earnings assets.

The following table analyzes the effect of volume and rate changes on interest income and expense for the periods indicated.

                                                                    Years ended December 31,

                                                  2 0 0 0                    1 9 9 9                    1 9 9 8
                                       -----COMPARED TO 1999------ ----Compared to 1998---- ------Compared to 1997----

                                          NET     AMOUNT   AMOUNT      Net    Amount Amount     Net    Amount   Amount
                                       INCREASE   DUE TO   DUE TO   Increase  Due to Due to  Increase  Due to   Due to
                                      (DECREASE)  VOLUME    RATE   (Decrease) Volume  Rate  (Decrease) Volume    Rate
----------------------------------------------------------------------------------------------------------------------
                                                                      (In thousands)
Interest income:
   Loans receivable (1) (2)               $2,338  $1,896    $ 442   $  868   $ 1,261  $ (393)  $  33    $ 320   $ (287)
   Investment securities:
     Taxable                                 (76)   (126)      50       82       100     (18)    267      254       13
   Tax-exempt (2)                            (83)    (38)     (45)    (137)     (109)    (28)     12       26      (14)
Federal funds sold and
     other interest- bearing deposits        (14)    (40)      26     (201)     (136)    (65)     77       49       28
Federal Home Loan Bank stock                   4       -        4        -         -       -       6        6        -
                                          ----------------------------------------------------------------------------
     Total interest income                 2,169   1,692      477      612     1,116    (504)    395      655     (260)

Interest expense:

   Interest-bearing deposits

     Interest-bearing demand                   4      17      (13)     (52)       32     (84)     (9)      31      (40)
     Savings                                 143      33      110      (14)       84     (98)    (47)       7      (54)
     Time                                    911     540      371     (222)       25    (247)    161      165       (4)
   Securities sold under
     agreements to repurchase                 84       5       79       20        38     (18)    (10)       3      (13)
   U.S. Treasury demand notes, Federal
     funds purchased and other borrowings     24      13       11        7         9      (2)     (6)      (5)      (1)
   Federal Home Loan Bank advances           433     314      119       73       107     (34)    110      100       10
                                          ----------------------------------------------------------------------------
     Total interest expense                1,599     922      677     (188)      295    (483)    199      301     (102)
                                          ----------------------------------------------------------------------------
   Net interest income                    $  570  $  770    $(200)  $  800   $   821  $  (21)  $ 196    $ 354   $ (158)
                                          ============================================================================

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


The largest component of Commercial's operating income is net interest income. Net interest income is the difference between interest and fees earned on earning assets and the interest paid on deposits and other borrowings. A number of factors influence net interest income. These factors include: changes in volume and mix of interest-earning assets and interest-bearing liabilities, government monetary and fiscal policies, and national and local market interest rates.

During 1999, the Federal Reserve Open Market Committee increased the discount rate 75 basis points. In addition, the Federal Reserve Open Market Committee increased the discount rate 100 basis points during the first six months of 2000.

As a result, Commercial's prime lending rate increased from 7.75% at December 31, 1998 to 8.50% at December 31, 1999 to 9.50% at December 31, 2000. Commercial experiences an immediate, short-term benefit to net interest income from the increase in prime as interest rates on a majority of the Bank's variable rate loans are indexed to the prime rate.

Tax equivalent net interest income was $9.4 million in 2000, an increase of $570,000 or 6.5% compared to December 31, 1999. Commercial's 2000 increase in net interest income was the result of an increase in earning assets offset by a reduced margin. Average loan balances increased $21.4 million or 14.9% compared to 1999. The increase in interest income resulting from an increase in loan volume was $1,896,000.

However, the increase in average loan balances was funded primarily with FHLB advances and time deposits obtained through a national time deposit network. The rate paid for both of these sources of funds adjusts rapidly to changes in national interest rates. Both of these sources increased significantly in cost during 2000. For example a two-year FHLB single maturity advance obtained from the FHLB in Indianapolis cost 6.69% at December 31, 1999, and 7.27% at June 30, 2000. The effect of increased FHLB rates was to increase the Bank's FHLB borrowing costs from 5.88% in 1999 to 6.69% in 2000.

Local retail time deposit rates also increased significantly. Several of Commercial's local competitors offered time deposit priced higher than FHLB advances. Even as general market interest rates decreased during the fourth quarter of 2000, some local competitors continued to price retail time deposits higher than FHLB advances.

To control funding costs, Commercial continued to use network certificate of deposit markets and the FHLB. Commercial also priced retail time deposits higher in order prevent excessive run-off of local deposits. The combination of higher costing local deposits and the use of additional FHLB funding increased interest expense faster than rates on loans could be priced upward. While Commercial earned $477,000 in tax equivalent interest income attributable to rate increases on earning assets, Commercial paid an additional $677,000 in interest expense attributable to increased rates paid on interest bearing liabilities. As a result, Commercial's margin decreased from 4.94% to 4.78%.

PROVISION FOR LOAN LOSSES

The provision for loan losses is the amount added to the allowance for loan losses to absorb losses that are currently anticipated. The loan loss provision is based on historical loss experience, loan growth and such other factors, which, in management's judgment, deserve current recognition in maintaining an adequate allowance for loan losses.

The provision for loan losses was $360,000 in 2000, 1999 and 1998. Management believes that the series of interest rates implemented by the Federal Reserve has slowed the economy. In addition to anecdotal evidence that the local economy is slowing, management has also noted an increase in past due loans. Though the amount and number of problem loans is low by historical standards, the number and dollar amount has increased compared to prior year. Also, approximately $11.7 million of the growth in the loan portfolio has come from commercial, financial and agricultural loans and $3.2 million from real estate construction loans. Both of these categories inherently carry a higher risk of default. As discussed in the loan quality section, Commercial has $4.9 million in domestic loans for which payments are current, but the borrowers are experiencing financial difficulties. Business related loans comprise almost the entire $4.9 million. This compares to $725,000 at December 31, 1999.

For all of these reasons, management determined that the provision for loan losses should remain at $360,000 for 2000. Though the allowance for loan loss appears to be adequate, management cannot provide assurance that the current provision will not change in the near future.

NONINTEREST INCOME

Noninterest income for the year ended December 31, 2000 was $1,026,000 compared to $1,099,000 for the year ended December 31, 1999. This represents a $73,000 or 6.64% decrease. During 1999, Commercial recorded a $256,000 or 18.89% decrease compared to the year ended December 31, 1998.

The largest contributing factor to the 2000 decrease in noninterest income was a $107,000 reduction in net gains on mortgage loan sales. The increase in interest rates during 2000 and 1999 significantly reduced the mortgage refinancing business. Mortgage volume is being generated almost exclusively from home purchase transactions. Commercial has also elected to permanently portfolio a larger portion of mortgage loans originated during 2000. Many of the loans placed into portfolio were five and seven year adjustable rate loans. Management believes that it can profitably fund these loans without creating unacceptable interest rate risk.

Service charges and fees also decreased on lower volume. Management believes that though Commercial's fee structure is in line with its marketplace, current fees for overdrafts and other related services are at a level that they are modifying customer behavior. Total service charges decreased by $26,000 compared to 1999.

Offsetting the general decrease in noninterest income is the increase in fees earned on receivable financing. As our customers are able to generate additional sales, they generate additional receivables that require financing. The increase in receivable financing is due to increased volume of receivables financed from our existing loan customers.

The following table identifies the major sources of noninterest income.


                                    Years ended December 31,
                                    2000      1999      1998
------------------------------------------------------------
                                       (In thousands)
Service charge and fees            $  444   $  470   $  485
Net gains on mortgage loan sales       83      189      383
Receivable financing fees             237      197      224
Net gains on government
   guaranteed loan sales               --        1       12
Gain on sale of securities             --        2       13
Other                                 262      240      238
-----------------------------------------------------------
   Total noninterest income        $1,026   $1,099   $1,355
===========================================================

NONINTEREST EXPENSE

Noninterest expense for the year ending December 31, 2000 increased $225,000 or 4.21% compared to 1999. Commercial's efficiency improved slightly to 53.67% from 53.99%.

Salary expense during 2000 increased $135,000 or 6.06%. Salary expense in 1999 increased $170,000 or 8.26% compared to 1998. These increases reflect a continuing tight labor market for all classes of employees. During 2000, full time equivalents remained unchanged at 72 compared to prior year and 71 in 1998.

Benefit expense in 2000 increased $74,000 or 14.20% compared to 1999 primarily as a result of increases in medical insurance premiums. Commercial anticipates that medical insurance premiums will increase during 2001 at rates significantly above the general rate of inflation.

Other taxes decreased during 2000 as a result of implementing a short-term tax planning strategy, the benefits of which are not expected to be ongoing.

Professional fees decreased in 2000 as Commercial had less need for computer related consultants than in 1999. During 2000, Commercial's use of outside legal and accounting services on various projects, offset some of the savings from reduced computer consulting services. Professional fees increased $60,000 or 23.90% during 1999 as compared to 1998. Computer consulting costs related to Y2K, and supporting new networks and other technology projects were the primary causes for the increase.

Management sold the Bank's credit card portfolio in the first quarter of 1998 and the merchant VISA program during the fourth quarter of 1997. This eliminated credit card expense in 1999.


                                     Years ended December 31,
                                    2000       1999      1998
-------------------------------------------------------------
                                         (In thousands)
Salaries                         $ 2,362   $  2,227  $  2,057
Employee benefits                    595        521       501
Occupancy                            327        305       278
Furniture and equipment              679        732       722
Credit card processing                 -          -        31
FDIC insurance                        30         22        22
Other taxes                          113        140       117
Printing and supplies                181        155       161
Postage                               89         95        87
Telephone                            121        117       113
Advertising                           74         67        67
Other insurance                       63         46        38
Professional fees                    302        311       251
Other expenses                       636        609       625
-------------------------------------------------------------
   Total noninterest expense     $ 5,572   $  5,347  $  5,070
=============================================================

Efficiency Ratio                   53.67%     53.99%    54.16%
=============================================================

Noninterest expense as percentage
   of average assets                2.74%      2.88%     2.90%
=============================================================

Salaries and employee benefits as
   a percentage of average assets   1.46%      1.48%     1.46%
=============================================================

INCOME TAX EXPENSE

Commercial's 2000 income tax expense was $1,193,000 compared to $1,077,000 in 1999 and $924,000 in 1998. The increase from 1998 through 2000 was primarily the result of increased income before income tax and a decrease in tax-exempt interest income in relation to total pretax income. The average balance in tax-exempt securities decreased $505,000 during 2000. The yield on the remaining portfolio also decreased from 7.90% to 7.53% as Commercial was unable to replace maturing securities with similar yielding assets.

The statutory federal tax rate during 2000, 1999, and 1998 was 34%. Commercial's effective tax rate was lower than the statutory rate in all three years, primarily due to tax-exempt interest income. The reduction in tax-exempt income in relation to taxable income increased the effective tax rate to 29.13% in 2000, compared to 28.28% in 1999, and 26.51% in 1998.


INVESTMENT PORTFOLIO

The following table shows securities by classification as of December 31, 2000, the amounts and weighted-average yields by maturity period:

-----------------------------------------------------------MATURING-------------------------------------------------------------

                                Within              After One But         After Five But          After
                                 One                 Within Five            Within Ten             Ten
                                 Year                   Years                  Years              Years              Total
                           Amount     Yield      Amount       Yield     Amount      Yield      Amount Yield    Amount      Yield
--------------------------------------------------------------------------------------------------------------------------------
AVAILABLE FOR SALE                                     (Dollars in thousands)
U.S. Treasuries
and government
   agencies             $ 4,591,467   5.66%   $ 9,527,067      6.33%  $         -           $     -           $14,118,534   6.11%
State and municipal (1)      70,113   6.35%     1,788,593      6.44%    1,579,298    7.01%        -             3,438,004   6.69%
Other securities          1,353,687   5.75%       496,301      5.92%            -                 -             1,849,988   5.79%
-------------------------------------------------------------------------------------------------------------------------
   Total                $ 6,015,267           $11,811,961             $ 1,579,298           $     -           $19,406,526
=========================================================================================================================

HELD TO MATURITY
State and
    municipal (1)       $ 1,110,566   6.90%   $ 6,219,222      7.21%  $ 1,195,835    8.23%  $     -           $ 8,525,623   7.31%
-------------------------------------------------------------------------------------------------------------------------
   Total                $ 1,110,566           $ 6,219,222             $ 1,195,835           $     -           $ 8,525,623
=========================================================================================================================


(1) Yields on tax-exempt securities are computed on a fully taxable-equivalent basis

Commercial's Asset/Liability Management Committee (Committee) is responsible for developing investment guidelines and strategies. The Committee relies on an investment advisor to select appropriate investments for the portfolio. Decisions to purchase securities and the maturity date selected are coordinated with an overall plan to manage liquidity and interest rate exposure. For example the U.S. Treasury and government agency securities identified as available for sale are laddered to mature over five years with the intent of achieving a three year average life.

The Committee does not invest in derivative securities. Commercial holds no impaired securities at December 31, 2000. As of December 31, 2000, the aggregate book value of investment securities issued by the State of Michigan and all its political subdivisions totaled $9.3 million with an aggregate market value of $9.5 million.

The amortized cost of investment securities, as of the dates indicated, are summarized as follows:

                                                      December 31,

                                2 0 0 0                             1 9 9 9                            1 9 9 8
                       AVAILABLE         HELD TO          Available         Held to          Available          Held to
                       FOR SALE         MATURITY          for Sale          Maturity         for Sale          Maturity
-----------------------------------------------------------------------------------------------------------------------
                                                                  (In thousands)
U.S. Treasuries and
 government agencies  $  13,994         $       -         $ 13,586         $       -         $ 13,663         $   1,000
State and municipal       3,393             8,526            2,885             8,814            2,530            11,017
Other                     1,706                 -            1,506                 -              902                 -
-----------------------------------------------------------------------------------------------------------------------
Total                 $  19,093         $   8,526         $ 17,977         $   8,814         $ 17,095         $  12,017
=======================================================================================================================

LOAN PORTFOLIO

Lending efforts are concentrated primarily in the Michigan communities in which Commercial's branches are located. Commercial also finances projects in other communities generally as a result of supporting the business activities of one of our local customers. Commercial has no foreign loans.

Total loans increased $24.3 million or 16.0% from year-end 2000 to 1999. Commercial, real estate-construction and real estate-mortgage all increased during 2000. Commercial, financial and agricultural loans increased $11.7 million or 14.7%, real estate-construction and real estate-mortgage loans increased $3.2 million or 19.7% and $10.9 million or 23.1%. Commercial offers a variety of non-conforming residential real estate products that have been well received by individuals seeking to finance a residential purchase. As a result, Commercial has been able to increase residential real estate balances.

Consumer and other loans decreased $1.4 million or 15.5%.

The following table presents the amount of loans outstanding by loan type:

                                                      December 31,
                                   2000               1999                1998                1997                1996
-----------------------------------------------------------------------------------------------------------------------
                                 (In thousands)
Commercial, financial and
   agricultural              $    91,860         $    80,116         $    70,272        $    67,606         $    66,170
Real estate - construction        19,318              16,145              11,127              5,864               3,840
Real estate - mortgage            57,945              47,085              42,988             35,144              33,256
Consumer and other                 7,710               9,121              11,483             15,907              19,059
-----------------------------------------------------------------------------------------------------------------------
   Total loans               $   176,833         $   152,467         $   135,870        $   124,521         $   122,325
=======================================================================================================================

The following table shows the maturity of loans (excluding real estate-mortgage and consumer and other loans) outstanding at December 31, 2000. Also provided are the amounts due after one year, classified according to their sensitivity to changes in interest rates.

                                                            Due              Due
                                          Due            After One       After Five           Due
                                        Within          But Within       But Within          After
                                       One Year         Five Years        Ten Years        Ten Years          Total
-----------------------------------------------------------------------------------------------------------------------
Commercial, financial and agricultural  $  24,880        $  54,641         $  10,990        $   1,349         $  91,860
Real estate - construction                  6,333            9,924             2,976               85            19,318
-----------------------------------------------------------------------------------------------------------------------
   Total                                $  31,213        $  64,565         $  13,966        $   1,434         $ 111,178
=======================================================================================================================

Loans due after one year:
   Fixed rate                          $  58,386
   Floating or adjustable rate            21,579
------------------------------------------------
   Total                               $  79,965
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

At December 31, 2000 Commercial had $4.9 million in domestic loans for which payments are presently current, but the borrowers are experiencing financial difficulties. Those loans are subject to ongoing management attention and their classification is regularly reviewed. As of December 31, 2000 there were no concentrations of loans exceeding 10% of total loans.

The following table summarizes non-accrual, past due and restructured loans:


                                                                        December 31,

                                          2000                1999                1998              1997            1996
-------------------------------------------------------------------------------------------------------------------------
                                                                      (In thousands)
Non-accrual loans                       $  354              $  963             $    25             $  -           $    -
Accruing loans past due 90 days or more      -                  14                  30                -               82
Restructured loans                           -                   -                  37               15               60
-------------------------------------------------------------------------------------------------------------------------
   Total non-performing loans           $  354              $  977             $    92             $ 15           $  142
=========================================================================================================================

Total non-performing loans
   as a percentage of total loans          .20%                .65%                .07%             .01%             .12%
=========================================================================================================================

ALLOWANCE FOR LOAN LOSSES

During 2000 Commercial recorded net charge-offs of $607,000. Approximately $649,000 relates to one commercial customer relationship, which Commercial has been monitoring throughout 2000. Excluding this charge-off Commercial recorded net recoveries of $42,000. The following table summarizes changes in the allowance for possible loan losses.

                                                              Years ended December 31,

                                                    2000          1999               1998           1997              1996
--------------------------------------------------------------------------------------------------------------------------------
                                                                 (In thousands)
Loans
Amount of loans outstanding at
    end of year                                 $  176,833     $  152,467       $   135,870      $   124,521       $   122,325
==============================================================================================================================
Daily average of loans
    outstanding for the year                    $  164,389     $  143,026       $   128,312      $   124,710       $   114,034
==============================================================================================================================


Balance of allowance at beginning of year       $    2,792     $    2,344       $     2,064      $     1,824       $     1,669
Loans charged off:

    Commercial, financial and agricultural            (662)             -               (33)             (44)              (33)
    Real estate - mortgage                               -              -                 -                -               (27)
    Consumer and other                                 (28)           (29)             (139)            (234)             (115)
------------------------------------------------------------------------------------------------------------------------------
       Total loans charged off                        (690)           (29)             (172)            (278)             (175)
------------------------------------------------------------------------------------------------------------------------------


Recoveries of loans previously charged off:
    Commercial, financial, and agricultural             10             76                33               50                68
    Real estate - mortgage                              44             15                10                9                10
    Consumer and other                                  29             26                49               64                22
--------------------------------------------------------------------------------------------------------------------------------
       Total recoveries                                 83            117                92              123               100
------------------------------------------------------------------------------------------------------------------------------
       Net (charge-offs)/recoveries                   (607)            88               (80)            (155)              (75)
    Provision for loan losses (1)                      360            360               360              395               230
------------------------------------------------------------------------------------------------------------------------------
Allowance at end of period                      $    2,545     $    2,792       $     2,344      $     2,064       $     1,824
==============================================================================================================================

Ratio of net (charge-offs)/recoveries during
    period to average loans outstanding during
    the period                                        (.37)%          .06%             (.06)%            .12%              .07%
==============================================================================================================================
Ratio of allowance for loan losses to
    loans outstanding at end of period                1.44%          1.83%             1.73%            1.66%             1.49%
==============================================================================================================================

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

The allowance for loan losses has been allocated according to the amount deemed to be reasonably necessary to provide for the probability of losses being incurred as follows:

                                                                  December 31,

                                  2 0 0 0            1 9 9 9               1 9 9 8               1 9 9 7           1 9 9 6

                                     PERCENT              Percent              Percent               Percent                 Percent
                                     OF LOANS             of Loans            of Loans              of Loans                of Loans
                                     TO TOTAL             to Total            to Total               to Total               to Total
                            ALLOWANCE  LOANS   Allowance   Loans    Allowance   Loans     Allowance   Loans     Allowance     Loans
------------------------------------------------------------------------------------------------------------------------------------
                                                                  (In thousands)
Commercial, financial
   and agricultural         $ 1,265    51.95%   $ 1,352    52.55%    $   596    51.72%     $   704    54.29%    $   713      54.09%
Real estate - construction       17    10.92          -    10.59           -     8.19            -     4.71           -       3.14
Real estate - mortgage          120    32.77        100    30.88          96    31.64           89    28.22          72      27.19
Consumer and other              427     4.36        351     5.98         362     8.45          512    12.78         413      15.58
Unallocated                     716     -           989     -          1,290     -             759     -            626       -
------------------------------------------------------------------------------------------------------------------------------------

   Total                    $ 2,545   100.00%   $ 2,792   100.00%    $ 2,344   100.00%     $ 2,064   100.00%    $ 1,824     100.00%
====================================================================================================================================

LIQUIDITY

Liquidity is generally defined as the ability to meet cash flow needs of customers for loans and deposit withdrawals. To meet cash flow requirements, sufficient sources of liquid funds must be available. These sources include short-term investments, repayments of loans, maturing and called securities, sales of assets, growth in deposits and other liabilities and profits.

At December 31, 2000, Commercial had $350,000 in federal funds sold. The Bank also has $12.5 million of additional borrowing capacity at the Federal Home Loan Bank and $9.0 million of borrowing capacity with correspondent banks. The Federal Reserve also approved the Bank for a $1.5 million line of credit with the Federal Reserve Discount Window.


During 2000, Commercial generated $3.7 million in cash from operating activities. All of these sources are available to meet cash flow needs of loan and deposit customers.

Commercial also needs cash to pay dividends to its shareholders. The primary source of cash is the dividends paid to the parent by the Bank. Management believes that cash from operations is sufficient to supply the cash needed to continue paying a reasonable dividend. Commercial was also approved for a $1.5 million line of credit with a correspondent institution. At December 31, 2000 Commercial had $700,000 outstanding on this line.

CAPITAL RESOURCES

At December 31, 2000, capital totaled $20,110,000. Management monitors the capital levels of the Corporation and the Bank to provide for current and future business opportunities and to meet regulatory guidelines for "well capitalized" institutions. "Well capitalized" institutions are eligible for reduced FDIC premiums, and also enjoy other reduced regulatory restrictions.

At December 31, 2000, the Corporation and the Bank exceeded all regulatory minimum capital requirements and are considered to be "well capitalized".

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

The following tables provide information about Commercial's financial instruments that are sensitive to changes in interest rates as of December 31, 2000 and December 31, 1999. Commercial had no derivative financial instruments, or trading portfolio, as of that date. The expected maturity date values for loans receivable, mortgage-backed securities and investment securities were calculated without adjusting the instrument's contractual maturity date for expectations of prepayments. Expected maturity date values for interest-bearing core deposits were not based upon estimates of the period over which the deposits would be outstanding, but rather the opportunity for repricing.

Principal/notional amount as of December 31, 2000 maturing in:

                                                                                                                      Fair
                                           2001       2002       2003       2004       2005   Thereafter    Total     Value
----------------------------------------------------------------------------------------------------------------------------
                                                                        (In thousands)
RATE SENSITIVE ASSETS
Federal funds sold and other
     interest-bearing deposits          $  1,184    $     -    $     -    $     -    $     -    $     -    $1,184     $ 1,184
     Average interest rate                 3.98%          -          -          -          -          -      3.98%
Fixed interest rate securities             5,680      5,335      5,765      5,085      2,845      2,720     27,430     27,779
     Average interest rate                 5.93%      6.34%      6.24%      6.89%      7.16%      7.55%      6.54%
FHLB stock                                 1,391          -          -          -          -          -      1,391      1,391
     Average interest rate                 8.50%          -          -          -          -          -      8.50%
Equity investments                           204          -          -          -          -          -        204        353
     Average interest rate                 3.04%          -          -          -          -          -      3.04%
Fixed interest rate loans                 10,360     10,415     19,884     18,615     16,781     21,385     97,440     95,604
     Average interest rate                 7.40%      8.78%      8.66%      8.32%      9.03%      7.91%      8.37%
Variable interest rate loans              24,754      4,028      2,974      3,772      4,453     39,412     79,393     78,909
     Average interest rate                10.22%     10.24%     10.36%     10.50%     10.35%      8.17%      9.23%

RATE SENSITIVE LIABILITIES
Interest-bearing demand                   26,265          -          -          -          -          -     26,265     26,265
     Average interest rate                 1.64%          -          -          -          -          -      1.64%
Savings                                   39,439          -          -          -          -          -     39,439     39,439
     Average interest rate                 2.85%          -          -          -          -          -      2.85%
Time deposits                             53,611     12,630      4,446      1,034        531         51     72,303     72,943
     Average interest rate                 6.22%      6.00%      6.18%      5.68%      5.62%      5.71%      6.17%
Variable interest rate securities sold
     under agreements to repurchase        8,024          -          -          -          -          -      8,024      8,024
     Average interest rate                 5.94%          -          -          -          -          -      5.94%
Variable interest rate U.S.
     Treasury demand notes                 1,070          -          -          -          -          -      1,070      1,070
     Average interest rate                 6.00%          -          -          -          -          -      6.00%
Line of credit                               700          -          -          -          -          -        700        700
     Average interest rate                 8.50%          -          -          -          -          -      8.50%
Fixed interest rate FHLB advances          2,000          -      4,500      1,000      9,000          -     16,500     16,490
     Average interest rate                 6.63%          -      6.22%      7.01%      6.96%          -      6.72%
Variable interest rate FHLB advances       9,000          -          -          -          -      1,000     10,000      9,943
     Average interest rate                 6.30%          -          -          -          -      6.76%      6.35%


Principal/notional amount as of December 31, 1999 maturing in:

                                           2000        2001       2002       2003       2004   Thereafter    Total     Value
-----------------------------------------------------------------------------------------------------------------------------
                                                                 (In thousands)
RATE SENSITIVE ASSETS
Federal funds sold and other
     interest-bearing deposits          $  2,978    $     -    $     -    $     -    $     -    $     -    $ 2,978    $ 2,978
     Average interest rate                 4.91%          -          -          -          -          -      4.91%
Fixed interest rate securities             4,530      5,810      4,760      5,690      3,260      2,690     26,740     26,687
     Average interest rate                 6.23%      5.93%      6.25%      6.24%      6.81%      7.50%      6.37%
FHLB stock                                 1,391          -          -          -          -          -      1,391      1,391
     Average interest rate                 8.00%          -          -          -          -          -      8.00%
Fixed interest rate loans                  9,943      7,627     13,496     17,515     15,540     21,581     85,702     84,265
     Average interest rate                 7.71%      8.73%      8.70%      8.33%      8.29%      7.64%      8.17%
Variable interest rate loans              20,856      3,288      4,637      2,101      6,940     28,943     66,765     66,388
     Average interest rate                 9.27%      9.40%      9.22%      9.27%      9.42%      7.97%      8.73%

RATE SENSITIVE LIABILITIES
Interest-bearing demand                   26,639          -          -          -          -          -     26,639     26,639
     Average interest rate                 1.69%          -          -          -          -          -      1.69%
Savings                                   41,272          -          -          -          -          -     41,272     41,272
     Average interest rate                 2.65%          -          -          -          -          -      2.65%
Time deposits                             46,764      8,744      2,884      1,424        734        207     60,757     60,866
     Average interest rate                 4.05%      4.55%      4.54%      4.75%      5.08%      4.51%      4.17%
Variable interest rate securities sold
     under agreements to repurchase        4,690          -          -          -          -          -      4,690      4,690
     Average interest rate                 5.22%          -          -          -          -          -      5.22%
Variable interest rate U.S.
     Treasury demand notes                 2,191          -          -          -          -          -      2,191      2,191
     Average interest rate                 4.95%          -          -          -          -          -      4.95%
Fixed interest rate FHLB advances          8,000      1,000          -      1,500          -      1,000     11,500     11,195
     Average interest rate                 5.95%      6.50%          -      5.48%          -      5.35%      5.80%
Variable interest rate FHLB advances       5,000          -          -          -          -          -      5,000      4,998
     Average interest rate                 5.70%          -          -          -          -          -      5.70%

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

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL STATEMENTS

Management is responsible for the preparation of the Commercial National Financial Corporation's consolidated financial statements and related information appearing in this Annual Report. Management believes that the consolidated financial statements fairly reflect the form and substance of transactions and reasonably present Commercial National Financial Corporation's financial position and results of operations and were prepared in conformity with generally accepted accounting principles. Management also has included in Commercial's financial statements, amounts that are based on estimates and judgments which it believes are reasonable under the circumstances.

Commercial National Financial Corporation maintains a system of internal controls designed to provide reasonable assurance that all assets are safeguarded and financial records are reliable for preparing the consolidated financial statements. Commercial complies with laws and regulations relating to safety and soundness which are designated by the FDIC and other appropriate federal banking agencies. The selection and training of qualified personnel and the establishment and communication of accounting and administrative policies and procedures are elements of this control system. The effectiveness of internal controls is monitored by a program of internal audit. Management recognizes that the cost of a system of internal controls should not exceed the benefits derived and that there are inherent limitations to be considered in the potential effectiveness of any system. Management believes that Commercial National Financial Corporation's system provides the appropriate balance between costs of controls and the related benefits.

The independent auditors have audited Commercial's consolidated financial statements in accordance with generally accepted auditing standards and provide an objective, independent review of the fairness of the reported operating results and financial position. The Board of Directors of Commercial National Financial Corporation has an Audit Committee composed of five non-management Directors. The Committee meets periodically with the internal auditors and the independent auditors.

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

                    COMMERCIAL NATIONAL FINANCIAL CORPORATION


REPORT OF INDEPENDENT AUDITORS

[CROWE LOGO]


Board of Directors and Shareholders
Commercial National Financial Corporation
Ithaca, Michigan

We have audited the accompanying consolidated balance sheets of Commercial National Financial Corporation as of December 31, 2000 and 1999, and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Commercial National Financial Corporation as of December 31, 2000 and 1999, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2000 in conformity with generally accepted accounting principles.




Crowe, Chizek and Company LLP

South Bend, Indiana
February 1, 2001

                    COMMERCIAL NATIONAL FINANCIAL CORPORATION

                           CONSOLIDATED BALANCE SHEETS

------------------------------------------------------------------------------------------------------------------------

                                                                                                  December 31,
                                                                                            2000                 1999
------------------------------------------------------------------------------------------------------------------------
ASSETS
Cash and due from banks                                                              $    6,277,528       $    5,690,716
Federal funds sold                                                                          350,000            1,250,000
Other interest bearing deposits                                                             834,493            1,728,377
------------------------------------------------------------------------------------------------------------------------
     Total cash and cash equivalents                                                      7,462,021            8,669,093
Securities available for sale                                                            19,406,526           17,746,753
Securities held to maturity (fair value $ 8,724,848 - 2000, $8,940,714 - 1999)            8,525,623            8,813,986
Federal Home Loan Bank stock, at cost                                                     1,391,300            1,391,300
Gross loans receivable                                                                  176,833,244          152,466,882
Allowance for loan losses                                                                (2,545,363)          (2,792,293)
------------------------------------------------------------------------------------------------------------------------
     Net loans receivable                                                               174,287,881          149,674,589
Premises and equipment, net                                                               2,465,176            2,694,511
Accrued interest receivable and other assets                                              2,347,162            2,031,782
------------------------------------------------------------------------------------------------------------------------
     TOTAL ASSETS                                                                    $  215,885,689       $  191,022,014
========================================================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY
Liabilities
     Deposits
         Noninterest-bearing                                                         $   19,786,361       $   18,535,251
         Interest-bearing demand                                                         26,264,930           26,639,403
         Savings                                                                         39,439,255           41,271,920
         Time                                                                            72,303,355           60,757,458
------------------------------------------------------------------------------------------------------------------------
              Total deposits                                                            157,793,901          147,204,032
     Securities sold under agreements to repurchase                                       8,023,767            4,689,557
     Other short-term borrowings                                                          1,770,195            2,190,639
     Federal Home Loan Bank advances                                                     26,500,000           16,500,000
     Accrued expenses and other liabilities                                               1,687,744            1,473,253
------------------------------------------------------------------------------------------------------------------------
         Total liabilities                                                              195,775,607          172,057,481

Shareholders' equity
     Common stock and paid-in-capital, no par value-
         5,000,000 shares authorized; shares issued
         and outstanding 2000 - 3,327,225  and 1999 - 3,348,476                          21,617,080           19,946,643
     Retained earnings (deficit)                                                         (1,714,089)            (830,339)
     Accumulated other comprehensive income/(loss), net of tax                              207,091             (151,771)
------------------------------------------------------------------------------------------------------------------------
         Total shareholders' equity                                                      20,110,082           18,964,533
------------------------------------------------------------------------------------------------------------------------
              TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                             $  215,885,689       $  191,022,014
========================================================================================================================


                             See accompanying notes

                    COMMERCIAL NATIONAL FINANCIAL CORPORATION

                        CONSOLIDATED STATEMENTS OF INCOME

-------------------------------------------------------------------------------------------------------------------

                                                                               Years ended December 31,
                                                                     2000               1999               1998
-------------------------------------------------------------------------------------------------------------------
Interest and dividend income
     Loans, including fees                                   $    14,520,084     $    12,194,157    $    11,315,309
     Taxable securities                                              940,900           1,017,086            934,747
     Nontaxable securities                                           588,049             642,807            733,098
     Federal funds sold                                               42,602             114,970            325,384
     Federal Home Loan Bank stock dividends                          114,801             111,304            111,409
     Interest on other deposits                                       94,510              35,867             26,339
-------------------------------------------------------------------------------------------------------------------
     Total interest and dividend income                           16,300,946          14,116,191         13,446,286

Interest expense
     Deposits                                                      5,547,894           4,489,658          4,778,263
     Securities sold under agreements to repurchase                  399,902             316,144            295,611
     Federal Home Loan Bank advances                               1,296,623             862,879            789,975
     Other                                                            54,898              31,143             23,704
-------------------------------------------------------------------------------------------------------------------
         Total interest expense                                    7,299,317           5,699,824          5,887,553
-------------------------------------------------------------------------------------------------------------------

NET INTEREST INCOME                                                9,001,629           8,416,367          7,558,733
Provision for loan losses                                            360,000             360,000            360,000
-------------------------------------------------------------------------------------------------------------------
NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES                8,641,629           8,056,367          7,198,733
-------------------------------------------------------------------------------------------------------------------

Noninterest income
     Service charges and fees                                        443,723             469,991            484,521
     Net gains on loan sales                                          82,957             190,250            394,762
     Receivable financing fees                                       237,349             196,516            223,935
     Security gains/(losses)                                            (228)              2,134             12,953
     Other                                                           262,016             240,108            238,734
-------------------------------------------------------------------------------------------------------------------
         Total noninterest income                                  1,025,817           1,098,999          1,354,905
-------------------------------------------------------------------------------------------------------------------

Noninterest expense
     Salaries and employee benefits                                2,957,475           2,748,623          2,557,625
     Occupancy and equipment                                       1,005,865           1,036,857          1,000,482
     FDIC insurance                                                   30,312              22,359             22,047
     Printing, postage and supplies                                  270,787             249,743            247,876
     Professional and outside services                               302,134             310,847            251,417
     Other                                                         1,005,343             979,065            990,640
-------------------------------------------------------------------------------------------------------------------
         Total noninterest expense                                 5,571,916           5,347,494          5,070,087
-------------------------------------------------------------------------------------------------------------------

INCOME BEFORE INCOME TAX EXPENSE                                   4,095,530           3,807,872          3,483,551
Income tax expense                                                 1,193,000           1,077,000            923,537
-------------------------------------------------------------------------------------------------------------------
NET INCOME                                                   $     2,902,530     $     2,730,872    $     2,560,014
===================================================================================================================

Per share information
     Basic earnings                                          $           .87     $           .82    $           .77
     Diluted earnings                                        $           .86     $           .82    $           .76
     Dividends declared                                      $           .54     $           .52    $           .45

                             See accompanying notes

                    COMMERCIAL NATIONAL FINANCIAL CORPORATION

           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
--------------------------------------------------------------------------------
                  Years ended December 31, 2000, 1999, and 1998

                                                                                       Accumulated
                                                                                          Other                 Total
                                                 Common              Retained          Comprehensive        Shareholders'
                                             Stock and Paid          Earnings         Income/(Loss),           Equity
                                               In Capital            (Deficit)          Net of Tax
-----------------------------------------------------------------------------------------------------------------------
BALANCE AT JANUARY 1, 1998                   $   16,231,861      $    647,697       $       3,584       $    16,883,142
Comprehensive income:
     Net income                                                     2,560,014                                 2,560,014
     Net change in net unrealized gains
       (losses) on securities available
       for sale                                                                           224,371               224,371
     Reclassification adjustment for
       (gains) losses recognized
       in income                                                                          (12,953)              (12,953)
     Tax effects                                                                          (71,883)              (71,883)
                                                                                          -----------------------------
       Total comprehensive income                                                                             2,699,549
                                                                                                        ---------------

Cash dividends declared, $0.45 per share                           (1,476,518)                               (1,476,518)
Payment of 5% stock dividend                      1,735,374        (1,739,676)                                   (4,302)
Issued under dividend reinvestment program          548,186                                                     548,186
Issued under stock option plans                     122,357                                                     122,357
Repurchase and retirement of 99,215 shares       (1,112,312)                                                 (1,112,312)
-----------------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1998                     17,525,466            (8,483)            143,119            17,660,102
Comprehensive income:
     Net income                                                     2,730,872                                 2,730,872
     Net change in  unrealized gains
       (losses) on securities available
       for sale                                                                          (444,669)             (444,669)
     Reclassification adjustment for
       (gains) losses recognized in income                                                 (2,134)               (2,134)
     Tax effects                                                                          151,913               151,913
                                                                                          -----------------------------
       Total comprehensive income                                                                             2,435,982
                                                                                                        ---------------

Cash dividends declared, $0.52 per share                           (1,730,356)                               (1,730,356)
Payment of 5% stock dividend                      1,820,762        (1,822,372)                                   (1,610)
Issued under dividend reinvestment program          688,001                                                     688,001
Issued under stock option plans                     159,062                                                     159,062
Issued under employee benefit plan                   41,795                                                      41,795
Repurchase and retirement of 24,085 shares         (288,443)                                                   (288,443)
-----------------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1999                     19,946,643          (830,339)           (151,771)           18,964,533
COMPREHENSIVE INCOME:
     NET INCOME                                                     2,902,530                                 2,902,530
     NET CHANGE IN UNREALIZED GAINS
       (LOSSES) ON SECURITIES AVAILABLE
       FOR SALE                                                                           543,502               543,502
     RECLASSIFICATION ADJUSTMENT FOR
       (GAINS) LOSSES RECOGNIZED IN INCOME                                                    228                   228
     TAX EFFECTS                                                                         (184,868)             (184,868)
                                                                                         ------------------------------
       TOTAL COMPREHENSIVE INCOME                                                                             3,261,392
                                                                                                        ---------------

CASH DIVIDENDS DECLARED, $0.54 PER SHARE                           (1,805,059)                               (1,805,059)
PAYMENT OF 5% STOCK DIVIDEND                      1,979,594        (1,981,221)                                   (1,627)
ISSUED UNDER DIVIDEND REINVESTMENT PROGRAM          570,704                                                     570,704
ISSUED UNDER STOCK OPTION PLANS                      41,643                                                      41,643
ISSUED UNDER EMPLOYEE BENEFIT PLAN                   66,032                                                      66,032
REPURCHASE AND RETIREMENT OF 79,258 SHARES         (987,536)                                                   (987,536)
-----------------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 2000                 $   21,617,080      $ (1,714,089)      $     207,091       $    20,110,082
=======================================================================================================================

                             See accompanying notes

                    COMMERCIAL NATIONAL FINANCIAL CORPORATION

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
                  Years ended December 31, 2000, 1999, and 1998

                                                                           2000                1999             1998
-----------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
     Net income                                                   $      2,902,530    $     2,730,872     $   2,560,014
     Adjustments to reconcile net income to net
       cash from operating activities
         Provision for loan losses                                         360,000            360,000           360,000
         Depreciation, amortization and accretion                          565,347            751,785           728,296
         (Gain) /loss on sales of securities available for sale                228             (2,134)          (12,953)
         Net gain on loan sales                                            (82,957)          (190,250)         (394,762)
         Originations of loans held for sale                            (4,087,779)        (8,335,645)      (17,200,058)
         Proceeds from sales of loans held for sale                      4,307,736          9,197,895        17,176,070
         Accrued interest receivable and other assets                     (458,670)          (375,870)         (129,818)
         Accrued expenses and other liabilities                            196,092           (818,242)          490,275
-----------------------------------------------------------------------------------------------------------------------
                 Net cash from operating activities                      3,702,527          3,318,411         3,577,064
-----------------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES
     Purchases of securities available for sale                         (5,016,284)        (8,656,075)      (15,729,554)
     Purchases of securities held to maturity                             (552,142)                 -                 -
     Proceeds from maturities of securities available for sale           3,675,000          7,149,999         7,012,953
     Proceeds from maturities of securities held to maturity               855,000          3,196,600         8,385,000
     Proceeds from sales of securities available for sale                  200,000            500,664                 -
     Net change in loans                                               (25,161,003)       (17,196,144)      (11,187,193)
     Purchases of premises and equipment, net                             (316,361)          (508,423)         (180,560)
-----------------------------------------------------------------------------------------------------------------------
                 Net cash from investing activities                    (26,315,790)       (15,513,379)      (11,699,354)
-----------------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES
     Net change in deposits                                             10,589,869          6,029,335         7,227,806
     Net change in securities sold under agreements to repurchase        3,334,210         (2,275,501)        2,813,214
     Net change in U.S. Treasury demand notes                           (1,120,444)           637,642        (1,200,489)
     Proceeds from line of credit                                          700,000                  -                 -
     Proceeds from Federal Home Loan Bank advances                      36,000,000         24,000,000        10,500,000
     Repayment of Federal Home Loan Bank advances                      (26,000,000)       (19,000,000)      (12,000,000)
     Dividends paid and fractional shares                               (1,786,660)        (1,681,648)       (1,397,768)
     Proceeds from sale of common stock                                    676,752            887,248           670,543
     Repurchase and retirement of shares of common stock                  (987,536)          (288,443)       (1,112,312)
-----------------------------------------------------------------------------------------------------------------------
                 Net cash from financing activities                     21,406,191          8,308,633         5,500,994
-----------------------------------------------------------------------------------------------------------------------

Net change in cash and cash equivalents                                 (1,207,072)        (3,886,335)       (2,621,296)

Cash and cash equivalents at beginning of year                           8,669,093         12,555,428        15,176,724
-----------------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS AT END OF YEAR                          $      7,462,021    $     8,669,093     $  12,555,428
=======================================================================================================================

Cash paid during the year for
     Interest                                                     $      7,114,180    $     5,713,615     $   5,937,086
     Federal income taxes                                                1,096,640          1,506,000           740,000

                             See accompanying notes

                    COMMERCIAL NATIONAL FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 2000, 1999 and 1998

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

The Bank offers a variety of deposit products, including checking, savings, money market, individual retirement accounts and certificates of deposit. While the Corporation's chief decision makers monitor the revenue stream of various products and services, operations are managed and financial performance is evaluated on a Corporation-wide basis. Accordingly, all of Commercial's banking operations are considered by management to be aggregated into one operating segment.

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

LOANS Loans that management has the intent and the ability to hold for the foreseeable future or until maturity or payoff are reported at the principal balance outstanding, net of unearned interest, deferred loan fees and costs, and an allowance for loan losses. Interest income is reported on the

                    COMMERCIAL NATIONAL FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 2000, 1999 and 1998

--------------------------------------------------------------------------------

interest method and includes amortization of net deferred loan fees and costs over the loan term.

Interest income is not reported when full loan repayment is in doubt, typically when payments are past due over 90 days, unless the loan is both well secured and in the process of collection. Payments received on such loans are reported as principal reductions.

ALLOWANCE FOR LOAN LOSSES The allowance for loan losses is a valuation allowance for probable credit losses, increased by the provision for loan losses and decreased by charge-offs less recoveries. Management estimates the allowance balance using past loan loss experience, the nature and volume of the portfolio, information about specific borrower situations and estimated collateral values, economic conditions, and other factors. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management's judgment, should be charged-off. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed.

A loan is impaired when full payment under the loan terms is not expected. Impairment is evaluated in total for smaller-balance loans of similar nature such as residential mortgage and consumer loans and on an individual loan basis for other loans. If a loan is impaired, a portion of the allowance is allocated so that the loan is reported, net, at the present value of estimated future cash flows using the loan's existing rate or at the fair value of collateral if repayment is expected solely from the collateral.

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

OTHER REAL ESTATE OWNED Real estate properties acquired in collection of a loan receivable are recorded at fair value at acquisition. Any reduction to fair value from the carrying value of the related loan is accounted for as a loan loss. After acquisition, a valuation allowance reduces the reported amount to the lower of the initial amount or fair value less costs to sell. Expenses, gains and losses on disposition, and changes in the valuation allowance are reported in other expense. Other real estate owned amounted to $42,000 and $0 at December 31, 2000 and 1999.

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

                    COMMERCIAL NATIONAL FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 2000, 1999 and 1998

--------------------------------------------------------------------------------

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

EARNINGS AND DIVIDENDS PER SHARE Basic earnings per common share is based on net income divided by the weighted average number of common shares outstanding during the period. Diluted earnings per common share shows the dilutive effect of any additional potential common shares. Earnings and dividends per common share are restated for all stock splits and stock dividends, including the 5% stock dividends paid in November 2000, 1999, and 1998 and the 3 for 1 stock split recorded in September 1999.

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

FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK Financial instruments include off-balance sheet credit instruments, such as commitments to make loans and standby letters of credit issued to meet customer needs. The face amount for these items represents the exposure to loss before considering customer collateral or ability to repay. Such financial instruments are recorded when they are funded.

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

NEW ACCOUNTING PRONOUNCEMENTS Beginning January 1, 2001, a new accounting standard will require all derivatives to be recorded a fair value. Unless designated as hedges, changes in these fair values will be recorded in the income statement. Fair value changes involving hedges will generally be recorded by offsetting gains and losses on the hedge and on the hedged item, even if the fair value of the hedged item is not otherwise recorded. Adoption of this standard on January 1, 2001 did not have a material effect on CNFC's financial condition or results of operations.

                    COMMERCIAL NATIONAL FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 2000, 1999 and 1998

--------------------------------------------------------------------------------


NOTE 2 - SECURITIES


The amortized cost and fair value of securities are as follows:

                                                                    GROSS                  GROSS
                                             AMORTIZED           UNREALIZED             UNREALIZED            FAIR
AVAILABLE FOR SALE                             COST                 GAINS                 LOSSES              VALUE
------------------------------------------------------------------------------------------------------------------------
                                                              DECEMBER 31, 2000
------------------------------------------------------------------------------------------------------------------------
U.S. TREASURIES AND GOVERNMENT AGENCIES $  13,993,485         $     149,917         $     (24,868)        $  14,118,534
STATE AND MUNICIPALS                        3,393,079                45,719                  (794)            3,438,004
CORPORATE AND OTHER                         1,706,187               148,163                (4,362)            1,849,988
------------------------------------------------------------------------------------------------------------------------
   TOTAL                                $  19,092,751         $     343,799         $     (30,024)        $  19,406,526
========================================================================================================================

                                                              December 31, 1999
------------------------------------------------------------------------------------------------------------------------
U.S. Treasuries and government agencies $  13,586,123         $         100         $   (179,535)         $  13,406,688
State and municipals                        2,885,041                   474              (27,950)             2,857,565
Corporate                                   1,505,544                     -              (23,044)             1,482,500
------------------------------------------------------------------------------------------------------------------------
   Total                                $  17,976,708         $         574         $   (230,529)         $  17,746,753
========================================================================================================================


                                                                    GROSS                  GROSS
                                             AMORTIZED           UNREALIZED             UNREALIZED            FAIR
HELD TO MATURITY                               COST                 GAINS                 LOSSES              VALUE
------------------------------------------------------------------------------------------------------------------------
                                                              DECEMBER 31, 2000
------------------------------------------------------------------------------------------------------------------------
STATE AND MUNICIPALS                    $   8,525,623         $     199,225         $           -         $   8,724,848
========================================================================================================================


                                                              December 31, 1999
------------------------------------------------------------------------------------------------------------------------
State and municipals                    $   8,813,986         $     129,632         $     (2,904)         $   8,940,714
========================================================================================================================

The amortized cost and fair value of debt securities at year-end 2000, by contractual maturity are shown below.

                                           Available for Sale                     Held to Maturity
----------------------------------------------------------------------------------------------------------
                                      Amortized            Fair                Amortized         Fair
                                        Cost               Value                 Cost            Value
----------------------------------------------------------------------------------------------------------
Due in one year or less          $    5,876,500      $   6,015,267          $   1,110,566    $   1,114,488
Due from one to five years           11,671,644         11,811,961              6,219,222        6,354,025
Due from five to ten years            1,544,607          1,579,298              1,195,835        1,256,335
----------------------------------------------------------------------------------------------------------
   Total                         $   19,092,751      $  19,406,526          $   8,525,623    $   8,724,848
==========================================================================================================


There was one security sale during 2000 and 1999 and no sales of securities during 1998.

In addition to Federal Home Loan Bank (FHLB) stock, securities having an amortized cost of approximately $16,479,000 and $16,273,000 at year-end 2000 and 1999 were pledged to secure FHLB advances, public deposits, securities sold under agreements to repurchase and U.S. Treasury demand notes.

                    COMMERCIAL NATIONAL FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 2000, 1999 and 1998

--------------------------------------------------------------------------------

Except as indicated, total securities of any state (including all its political subdivisions) were less than 10% of shareholders' equity. At year-end 2000 and 1999, the amortized cost of securities issued by the state of Michigan and all its political subdivisions totaled $9,269,000 and $8,947,000 with an estimated market value of $9,457,000 and $9,052,000.

NOTE 3 - LOANS RECEIVABLE

Year-end loans receivable are as follows:

                                       2000             1999
-----------------------------------------------------------------
Real estate
   Secured by single family
      residential properties      $  57,944,647    $  47,084,838
   Secured by non-farm
      nonresidential properties      54,681,493       48,561,801
   Secured by farmland                2,734,550        3,858,865
   Secured by multi-family
      residential properties          6,781,837        6,002,469
Construction/land development        19,318,470       16,144,849
Installment loans                     7,709,801        9,120,976
Commercial                           27,662,446       21,693,084
-----------------------------------------------------------------
Gross loans receivable              176,833,244      152,466,882
Allowance for loan losses            (2,545,363)      (2,792,293)
-----------------------------------------------------------------
   Net loans receivable           $ 174,287,881    $ 149,674,589
=================================================================

Loans held for sale, included in real estate secured by single family residential properties, were $0 and $137,000 at year-end 2000 and 1999.

Certain directors and executive officers, including associates of such persons, were loan customers of Commercial during 2000 and 1999. A summary of aggregate related party loan activity for loans aggregating $60,000 or more to any related party is as follows:

                                    2000            1999
-----------------------------------------------------------
Balance at beginning of year   $ 6,679,000   $    4,178,000
New loans                        9,574,000       25,484,000
Repayments                      (8,737,000)     (23,034,000)
Other changes, net                 (30,000)          51,000
-----------------------------------------------------------
Balance at end of year         $ 7,486,000   $    6,679,000
===========================================================

Other changes include adjustments for persons included in one reporting period that are not reported in the other reporting period.

NOTE 4 - ALLOWANCE FOR LOAN LOSSES

Activity in the allowance for loan losses was as follows:

                          2000         1999         1998
----------------------------------------------------------------
Beginning balance     $ 2,792,293    $ 2,343,976    $ 2,063,668

Loan charge-offs         (689,892)       (28,614)      (171,467)
Loan recoveries            82,962        116,931         91,775
----------------------------------------------------------------
Net loan recoveries
  (charge-offs)          (606,930)        88,317        (79,692)
Provision for loan
  losses                  360,000        360,000        360,000
----------------------------------------------------------------
Ending balance        $ 2,545,363    $ 2,792,293    $ 2,343,976
================================================================

Impaired loans were as follows:

                                    2000          1999
--------------------------------------------------------
Year-end loans with allowance for
   loan losses allocated            $242,924   $988,984
Year-end loans with no allowance
   for loan losses allocated            --         --
--------------------------------------------------------
Total impaired loans                $242,924   $988,984
========================================================

                    COMMERCIAL NATIONAL FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 2000, 1999 and 1998

--------------------------------------------------------------------------------

Additional information regarding impaired loans is as follows:

                                       2000          1999
-------------------------------------------------------------
Amount of the allowance allocated    $  1,200    $   195,341
Average balance of impaired loans
   during the year                    909,387        555,446
Interest income recognized during
   impairment                               -          1,000
Cash-basis interest income
   recognized                               -              -

                                              December 31,
                                           2000         1999
---------------------------------------------------------------
Non-accrual loans                         $354,214    $962,989
Accruing loans past due 90 days or more          -      14,382
Restructured loans                               -           -
---------------------------------------------------------------
    Total non-performing loans            $354,214    $977,371
===============================================================
Total non-performing loans
    as a percentage of total loans             .20%        .65%
===============================================================

NOTE 5 - LOAN SERVICING

Mortgage loans serviced for others are not reported as assets. These loans totaled $39,823,000 and $39,459,000 at year-end 2000 and 1999. Related escrow deposit balances were approximately $(28,000) and $(11,000).

NOTE 6 - PREMISES AND EQUIPMENT, NET

Year-end premises and equipment consist of:

                                     2000            1999
-------------------------------------------------------------
Land                           $    310,689     $    310,689
Buildings and improvements        2,654,763        2,698,154
Equipment                         2,519,155        2,702,569
-------------------------------------------------------------
   Total cost                     5,484,607        5,711,412
Less accumulated depreciation    (3,019,431)      (3,016,901)
-------------------------------------------------------------
   Net premises and equipment  $  2,465,176     $  2,694,511
=============================================================

Depreciation expense was $545,696, $603,482, and $578,045 in 2000, 1999 and
1998.

NOTE 7 - DEPOSITS

At year-end 2000, stated maturities of time deposits were as follows, for the years ending December 31:

2001                                    $    53,611,055
2002                                         12,630,301
2003                                          4,445,916
2004                                          1,033,809
2005                                            530,851
Thereafter                                       51,423
--------------------------------------------------------
   Total time deposits                  $    72,303,355
========================================================

Time deposits in denominations of $100,000 or more were $26,711,000 and $18,135,000 at year-end 2000 and 1999.

At year-end 2000, stated maturities of time deposits in denominations of $100,000 or more were as follows:

In 3 months or less                    $   11,300,000
Over 3 through 6 months                     5,649,000
Over 6 through 12 months                    7,594,000
Over 12 months                              2,168,000
------------------------------------------------------
  Total time deposits > $100,000       $   26,711,000
======================================================

Related party deposits were $1,408,000 and $1,298,000 at year-end 2000 and 1999.

                    COMMERCIAL NATIONAL FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 2000, 1999 and 1998

--------------------------------------------------------------------------------


NOTE 8 - BORROWINGS

SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE

Information concerning securities sold under agreements to repurchase is summarized as follows:

                                 2000          1999
------------------------------------------------------
Amount outstanding at
   year-end                  $8,023,767    $4,689,557
Weighted average interest
   rate at year-end                5.90%         5.30%
Average daily balance
   during the year           $6,727,021    $6,649,185
Weighted average interest
   rate during the year            5.95%         4.75%
Maximum month end
   balance during the year   $8,529,185    $8,714,646

FEDERAL HOME LOAN BANK ADVANCES
Federal Home Loan Bank (FHLB) advances totaled $26,500,000 and $16,500,000 at year-end 2000 and 1999. A majority of the advances have fixed interest rates ranging from 5.04% to 7.31% at December 31, 2000 and 5.04% to 6.66% at December 31, 1999.

Pursuant to collateral agreements with the Federal Home Loan Bank, in addition to Federal Home Loan Bank stock, advances are secured under a blanket lien arrangement by qualified 1-to-4 family mortgage loans, qualified multi-family loans and U.S. Government agency securities with a carrying value of approximately $56,727,000 and $40,548,000 at year-end 2000 and 1999.

At year-end 2000, scheduled principal reductions on these advances were as follows for the years ending December 31:

2001                                     $   12,407,449
2002                                          1,319,158
2003                                          5,728,132
2004                                          1,606,634
2005                                          4,438,627
Thereafter                                    1,000,000
--------------------------------------------------------
    Total FHLB advances                  $   26,500,000
========================================================

OTHER SHORT-TERM BORROWINGS
During 2000, CNFC established a $1.5 million line of credit with a correspondent bank. The interest rate is LIBOR plus 1.75% and is fixed for periods of one, two or three months, generally determined at the option of the borrower. The line of credit is available for a period of 1 year. At December 31, 2000, $700,000 was outstanding on the line.

NOTE 9 - EMPLOYEE BENEFITS

EMPLOYEE BENEFIT PLAN Commercial's employee benefit plan allows participants to defer up to 15% of their compensation. Commercial's annual contribution to the plan is based solely on the discretion of the board of directors. Historically, Commercial has matched 100% of the elective deferrals on the first 6% of the participant's compensation. Employee and employer contributions are vested immediately. The plan covers substantially all employees.

Employer expense associated with funding the 401(k) plan was approximately $108,000, $102,000, and $86,000 in 2000, 1999, and 1998.

STOCK OPTION PLAN SFAS No. 123, Accounting for Stock-Based Compensation requires proforma disclosures for companies that do not adopt its fair value accounting method for stock-based employee compensation. The following proforma information presents net income and basic and diluted earnings per share had the fair value method been used to measure compensation cost for stock option plans. The exercise price of options granted is equivalent to the market value of underlying stock at the grant date. No compensation cost was actually recognized for stock options.

                    COMMERCIAL NATIONAL FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 2000, 1999 and 1998

--------------------------------------------------------------------------------


The fair value of options granted during 2000, 1999, and 1998 is estimated using the following weighted-average information:

                           2000         1999       1998
---------------------------------------------------------
Risk-free interest rate    5.75%        6.20%      4.52%
Expected life in years     4.6          5.0        5.4
Expected dividends         4.67%        4.00%      4.00%
Stock price volatility    22.83%       10.00%     nominal

                                  2000         1999          1998
-----------------------------------------------------------------------
Net income as reported     $   2,902,530  $  2,730,872   $   2,560,014
Proforma net income            2,872,694     2,721,097       2,528,496

Basic earnings per share
   as reported             $         .87  $        .82  $          .77
Proforma basic earnings
   per share               $         .86  $        .82  $          .76
Diluted earnings per
   share as reported       $         .86  $        .82  $          .76
Proforma diluted
   earnings per share      $         .85  $        .82  $          .75

Stock option plans are used to reward employees and provide them with an additional equity interest. Options granted to employees are issued for 7 year periods, with vesting occurring over a 5 year period. Options granted to directors are issued for 2 year periods with vesting occurring after 6 months. At year-end 2000, no shares were authorized for future grants as the current plan expired at December 31, 2000. Information about option grants follows.

                                 Number       Weighted Average
                               of Options      Exercise Price
--------------------------------------------------------------
Outstanding, beginning of 1998   59,432        $   7.28
   Granted                       32,821           11.03
   Exercised                    (16,338)           7.41
-------------------------------------------------------
Outstanding, end of 1998         75,915            8.88
   Granted                       35,412           11.18
   Exercised                    (16,928)           9.36
-------------------------------------------------------
OUTSTANDING, END OF 1999         94,399            9.65
   GRANTED                       41,240           12.62
   EXERCISED                     (4,303)           9.55
-------------------------------------------------------
OUTSTANDING, END OF 2000        131,336        $  10.59
=======================================================

The weighted-average fair value of options granted in 2000, 1999, and 1998 was $2.34, $.95, and $.96. At year-end 2000, options outstanding had a weighted-average remaining life of 4.5 years and a range of exercise price from $6.21 to $12.62.

Options exerciseable at year-end are as follows:

                          Number       Weighted Average
                        of Options      Exercise Price
-------------------------------------------------------
            1998          51,629          $     7.87
            1999          47,847          $     8.23
            2000          63,398          $     9.27

NOTE 10 - FEDERAL INCOME TAXES

Income tax expense consists of:

                2000           1999            1998
------------------------------------------------------
Current    $ 1,189,185     $ 1,238,086    $ 1,029,420
Deferred         3,815        (161,086)      (105,883)
------------------------------------------------------
           $ 1,193,000     $ 1,077,000    $   923,537
======================================================

Income tax expense calculated at the statutory federal income tax rate of 34% differs from actual income tax expense as follows:

                                2000            1999           1998
-----------------------------------------------------------------------
Statutory rates              $ 1,393,000    $ 1,295,000    $ 1,184,000
Increase (decrease) from
Tax-exempt interest income      (213,000)      (222,000)      (257,000)
Goodwill amortization               --            1,000          9,000
Other, net                        13,000          3,000        (12,463)
-----------------------------------------------------------------------
                             $ 1,193,000    $ 1,077,000    $   923,537
=======================================================================

                    COMMERCIAL NATIONAL FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 2000, 1999 and 1998

--------------------------------------------------------------------------------

Year-end deferred tax assets and liabilities consist of:

                                     2000          1999
----------------------------------------------------------
Allowance for loan losses         $  490,000    $ 544,000
Accumulated depreciation            (117,000)    (174,000)
Mortgage servicing rights            (46,000)     (53,000)

Net unrealized gain (loss) on
   securities available for sale    (107,000)      78,185
Other                                (21,000)      (7,185)
----------------------------------------------------------
                                     199,000      388,000
Valuation allowance                     --           --
----------------------------------------------------------
Net deferred tax asset $             199,000    $ 388,000
==========================================================


NOTE 11 - EARNINGS PER SHARE

A reconciliation of the numerators and denominators of the basic earnings per share and diluted earnings per share computations for the years ended is presented below:

                                          2000         1999         1998
---------------------------------------------------------------------------
BASIC EARNINGS PER SHARE:
Net income available to
   common shareholders                 $2,902,530   $2,730,872   $2,560,014
===========================================================================

Weighted-average common
   shares outstanding for
   basic earnings per share             3,344,388    3,326,004    3,333,335
===========================================================================

BASIC EARNINGS PER SHARE               $      .87   $      .82   $      .77
===========================================================================

                                          2000         1999         1998
---------------------------------------------------------------------------
DILUTED EARNINGS PER SHARE:
Net income available to
   common shareholders                 $2,902,530   $2,730,872   $2,560,014
===========================================================================

Weighted-average common
   shares outstanding for
   basic earnings per share             3,344,388    3,326,004    3,333,335

Add:
Dilutive effect of assumed exercise
   of stock options                        17,310       13,701       16,537
---------------------------------------------------------------------------

Weighted-average common
   and dilutive additional potential
   common shares  outstanding           3,361,698    3,339,705    3,349,872
===========================================================================

Diluted earnings per share             $      .86   $      .82   $      .76
===========================================================================


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


CASH RESERVE AND CLEARING BALANCES
At year-end 2000 and 1999, cash reserve and clearing balance requirements of $1,087,000 and $1,112,000 were required as deposits with the Federal Reserve or as cash on hand. These balances do not earn interest.

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

                    COMMERCIAL NATIONAL FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 2000, 1999 and 1998

--------------------------------------------------------------------------------

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

Commitments at year-end are as follows:

                                     2000           1999
-----------------------------------------------------------
Commitments to extend credit  $  19,256,000    $ 23,852,000
Standby letters of credit           200,000         720,000
-----------------------------------------------------------
   Total commitments          $  19,456,000    $ 24,572,000
===========================================================

At December 31, 2000, fixed and variable interest rate commitments were $3,329,000 and $16,127,000. Fixed rate commitments interest rates and terms ranged from 7.85% to 16.2% and one year to seven years.

NOTE 13 - FAIR VALUES OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used to estimate fair values for financial instruments:

- Carrying amount is considered to estimate fair value for cash and cash equivalents, Federal Home Loan Bank (FHLB) stock, demand and savings deposits, securities sold under agreements to repurchase, other short term borrowings, accrued interest receivable, accrued interest payable, and variable rate loans or deposits that reprice frequently and fully.
- Securities fair values are based on quoted market prices or, if no quotes are available, on the rate and term of the security and on information about the issuer.
- Fixed rate loans and deposits, and variable rate loans and deposits with infrequent repricing or repricing limits, is estimated using discounted cash flow analyses or underlying collateral values, where applicable.
- Fair value of Federal Home Loan Bank advances is based on currently available rates for similar financing.
- Fair value of other financial instruments and off-balance-sheet items approximate cost and are not considered significant to this presentation.

While these estimates of fair value are based on management's judgment of the most appropriate factors, there is no assurance that if Commercial had disposed of such items at December 31, 2000 and 1999, the estimated fair values would have been achieved. Market values may differ depending on various circumstances not taken into consideration in this methodology. The estimated fair values at December 31, 2000 and 1999 should not necessarily be considered to apply at subsequent dates.

                    COMMERCIAL NATIONAL FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 2000, 1999 and 1998

--------------------------------------------------------------------------------

Financial instruments at year-end are as follows, in thousands:

                                                                  2000                             1999
------------------------------------------------------------------------------------------------------------------
                                                       CARRYING          FAIR            Carrying          Fair
                                                         VALUE           VALUE             Value           Value
------------------------------------------------------------------------------------------------------------------
FINANCIAL ASSETS
Cash and cash equivalents                           $     7,462      $     7,462      $    8,669       $     8,669
Securities                                               27,932           28,131          26,561            26,687
FHLB stock                                                1,391            1,391           1,391             1,391
Loans, net of allowance                                 174,288          171,968         149,675           147,861
Accrued interest receivable                               1,555            1,555           1,174             1,174
------------------------------------------------------------------------------------------------------------------
   Total financial assets                           $   212,628      $   210,508      $  187,470       $   185,782
==================================================================================================================

FINANCIAL LIABILITIES
Demand and savings deposits                         $   (85,491)     $   (85,491)     $  (86,447)      $   (86,447)
Time deposits                                           (72,303)         (72,943)        (60,757)          (60,866)
Securities sold under agreements
  to repurchase                                          (8,024)          (8,024)         (4,690)           (4,690)
Other short-term borrowings                              (1,770)          (1,770)         (2,191)           (2,191)
Federal Home Loan Bank advances                         (26,500)         (26,433)        (16,500)          (16,193)
Accrued interest payable                                   (611)            (611)           (426)             (426)
------------------------------------------------------------------------------------------------------------------
   Total financial liabilities                      $  (194,699)     $  (195,272)     $ (171,011)      $  (170,813)
==================================================================================================================

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

If only adequately capitalized, regulatory approval is required to accept brokered deposits. If undercapitalized, capital distributions, asset growth and expansion are limited. Plans for capital restoration are also required. The Corporation and Bank were categorized as well capitalized at year-end 2000 and 1999.

                    COMMERCIAL NATIONAL FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 2000, 1999 and 1998

--------------------------------------------------------------------------------


Actual capital levels (in millions) and minimum required levels were:

                                                                                                 Minimum Required
                                                                                                    To Be Well
                                                                                                    Capitalized
                                                                      Minimum Required             Under Prompt
                                                                         For Capital                Corrective
                                                Actual                Adequacy Purposes         Action Regulations
                                           Amount       Ratio         Amount       Ratio        Amount      Ratio
2000
-----------------------------------------------------------------------------------------------------------------
TOTAL CAPITAL (TO RISK WEIGHTED ASSETS)
   CONSOLIDATED                           $   22.0      13.1%        $  13.4       8.0%        $  16.7      10.0%
   BANK                                       18.2      11.4            12.8       8.0            16.0      10.0
TIER 1 CAPITAL (TO RISK WEIGHTED ASSETS)
   CONSOLIDATED                               19.9      11.9             6.7       4.0            10.0       6.0
   BANK                                       16.2      10.1             6.4       4.0             9.6       6.0
TIER 1 CAPITAL (TO AVERAGE ASSETS)
   CONSOLIDATED                               19.9       9.4             8.5       4.0            10.6       5.0
   BANK                                       16.2       7.8             8.3       4.0            10.4       5.0


1999
-----------------------------------------------------------------------------------------------------------------
Total capital (to risk weighted assets)
   Consolidated                           $   21.0      14.3%        $  11.8       8.0%        $  14.7      10.0%
   Bank                                       17.3      12.3            11.3       8.0            14.1      10.0
Tier 1 capital (to risk weighted assets)
   Consolidated                               19.1      13.0             5.9       4.0             8.8       6.0
   Bank                                       15.5      11.0             5.6       4.0             8.5       6.0
Tier 1 capital (to average assets)
   Consolidated                               19.1      10.0             7.7       4.0             9.6       5.0
   Bank                                       15.5       8.2             7.5       4.0             9.4       5.0

NOTE 15 - PARENT CORPORATION CONDENSED

Commercial's primary source of funds to pay dividends to shareholders is the dividends received from the Bank. The Bank is subject to certain restrictions on the amount of dividends it may declare without prior regulatory approval. In 2001, the Bank may distribute to the Corporation, in addition to 2001 net profits, approximately $3,745,000 in dividends without prior approval from regulatory agencies. Following are condensed parent only financial statements.

                    COMMERCIAL NATIONAL FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 2000, 1999 and 1998

--------------------------------------------------------------------------------


                                       CONDENSED BALANCE SHEETS
                                             December 31,
                                          2000          1999
----------------------------------------------------------------
ASSETS
Cash                                   $   485,357   $ 1,025,546
Securities available for sale            1,473,920     1,350,879
Investment in subsidiary                16,348,098    15,379,528
Loans, net                               3,037,233     1,627,729
Other assets                                29,427        35,913
----------------------------------------------------------------
   Total assets                        $21,374,035   $19,419,595
================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY
Dividends payable                      $   465,804   $   447,019
Borrowings                                 700,000          --
Other liabilities                           98,149         8,043
Shareholders' equity                    20,110,082    18,964,533
----------------------------------------------------------------
   Total liabilities and
     shareholders' equity              $21,374,035   $19,419,595
================================================================

                                     CONDENSED STATEMENTS OF INCOME
                                         Years ended December 31,
                                    2000           1999           1998
---------------------------------------------------------------------------
Dividends from subsidiary        $ 2,073,000    $ 1,790,000    $ 2,730,000
Interest and fees on loans           146,524        122,530           --
Interest on securities                67,543         50,397         36,495
Loss on sale of security                (228)          --             --
Other income                             163          2,600            500
---------------------------------------------------------------------------
   Total income                    2,287,002      1,965,527      2,766,995
Provision for loan losses               --           30,000           --
Interest expense                       9,754           --             --
Other expense                         72,677         80,983         45,722
---------------------------------------------------------------------------
Income before income taxes
   and equity in undistributed
   net income of subsidiary        2,204,571      1,854,544      2,721,273
Income tax benefit/(expense)         (23,000)        (9,000)         9,000
Equity in undistributed
   (excess distribution)
   net  income of subsidiary         720,959        885,328       (170,259)
---------------------------------------------------------------------------
NET INCOME                       $ 2,902,530    $ 2,730,872    $ 2,560,014
===========================================================================


                                      CONDENSED STATEMENTS OF CASH FLOWS
                                           Years ended December 31,
                                      2000           1999           1998
-----------------------------------------------------------------------------
CASH FLOWS FROM
   OPERATING ACTIVITIES
Net income                         $ 2,902,530    $ 2,730,872    $ 2,560,014
Adjustment:
   Equity in (undistributed net
     income)/excess distribution
      of subsidiary                   (720,959)      (885,328)       170,259
   Provision for loan losses              --           30,000           --
   Amortization                         12,286         22,745         10,350
   Loss on sale of security                228           --             --
   Net change in:
     Other assets                       (3,583)        12,787         (9,943)
     Other liabilities                  43,252          8,400           --
-----------------------------------------------------------------------------
Net cash from
   operating activities              2,233,754      1,919,476      2,730,680
CASH FLOWS FROM
   INVESTING ACTIVITIES
Purchase of securities
   available for sale                 (466,995)      (166,752)    (1,216,495)
Sales/maturities of securities
   available for sale                  500,000           --             --
Net change in loans                 (1,409,504)    (1,657,729)          --
-----------------------------------------------------------------------------
Net cash from investing
   activities                       (1,376,499)    (1,824,481)    (1,216,495)
CASH FLOWS FROM
   FINANCING ACTIVITIES
Borrowings                             700,000           --             --
Dividends and fractional
   shares paid                      (1,786,660)    (1,681,648)    (1,397,768)
Sale of common stock                   676,752        887,248        670,543
Repurchase of common stock            (987,536)      (288,443)    (1,112,312)
-----------------------------------------------------------------------------
   Net cash from
     financing activities           (1,397,444)    (1,082,843)    (1,839,537)
-----------------------------------------------------------------------------

Net change in cash
   and cash equivalents               (540,189)      (987,848)      (325,352)
Cash and cash equivalents
   at the beginning of year          1,025,546      2,013,394      2,338,746
-----------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS
   AT END OF YEAR                  $   485,357    $ 1,025,546    $ 2,013,394
=============================================================================

NOTE 16 - DIVIDEND REINVESTMENT PLAN

Commercial established a Dividend Reinvestment Plan for its shareholders in 1992. The Plan permits the issuance of previously authorized and unissued shares. As of December 31, 2000, 77,678 shares of authorized but unissued common stock were reserved for Plan requirements.

                    COMMERCIAL NATIONAL FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 2000, 1999 and 1998

--------------------------------------------------------------------------------

NOTE 17 - STOCK REPURCHASE PLAN

Commercial announced a stock repurchase plan in 1998. The Plan permits the repurchase of up to 331,143 shares of the Corporation's outstanding shares of common stock. As of December 31, 2000, Commercial had repurchased and retired 203,414 shares in accordance with the program.

NOTE 18 - QUARTERLY FINANCIAL DATA (UNAUDITED)


                           Interest          Net Interest            Net              Earnings Per Share
                            Income              Income             Income            Basic           Diluted
------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------
2000
------------------------------------------------------------------------------------------------------------
FIRST QUARTER            $ 3,771,644        $ 2,219,515         $   690,449       $   .21           $   .20
SECOND QUARTER             3,946,783          2,217,954             751,767           .22               .22
THIRD QUARTER              4,196,281          2,255,214             731,982           .22               .22
FOURTH QUARTER             4,386,238          2,308,946             728,332           .22               .22

1999
------------------------------------------------------------------------------------------------------------
First Quarter            $ 3,302,712        $ 1,959,859         $   641,938       $   .19           $   .19
Second Quarter             3,454,969          2,067,571             665,999           .20               .20
Third Quarter              3,607,245          2,141,307             677,550           .20               .20
Fourth Quarter             3,751,265          2,247,630             745,385           .23               .23

COMMON STOCK INFORMATION

Commercial National Financial Corporation common stock is listed on the NASD Over the Counter Bulletin Board under the symbol CEFC. Several brokers provide a market for the stock. There were approximately 665 shareholders of record and 3,327,225 common shares outstanding at December 31, 2000.

All prices have been adjusted for the 5% stock dividends issued in November 2000 and November 1999 and the three for one stock split issued in September 1999.

During 2000 and 1999 the price ranges of transactions reported were:

                        Shares              Actual Price
                        Traded                  Range
------------------------------------------------------------
2000                                      Low          High
------------------------------------------------------------
FIRST QUARTER           21,300          $ 12.38      $ 14.05
SECOND QUARTER          22,800            11.68        12.86
THIRD QUARTER           36,300            11.91        12.86
FOURTH QUARTER          12,300            10.81        13.50
------------------------------------------------------------
1999
------------------------------------------------------------
First Quarter           28,775          $ 11.19      $ 11.49
Second Quarter          16,207            11.19        11.64
Third Quarter           17,861            11.04        11.33
Fourth Quarter          24,150            10.43        12.86

DIVIDEND INFORMATION

The holders of Commercial National Financial Corporation common stock are entitled to dividends when, and if, declared by the Board of Directors of Commercial out of funds legally available for that purpose. The Board of Directors does not declare dividends based on any predetermined dividend policy but has paid regular quarterly cash dividends for the past eleven years.

The following table sets forth the dividends per share declared during 2000 and 1999. The dividends per share have been adjusted for the 5% stock dividends issued in November 2000 and November 1999 and the three for one stock split issued in September 1999.

                                           2000      1999
-----------------------------------------------------------
  First Quarter                          $   .13    $   .13
  Second Quarter                             .13        .13
  Third Quarter                              .14        .13
  Fourth Quarter                             .14        .13
-----------------------------------------------------------
    Total dividends declared per share   $   .54    $   .52
===========================================================

                               EXECUTIVE OFFICERS

Jeffrey S. Barker                     President and Chief Executive Officer
Patrick G. Duffy                      Executive Vice President - Chief Financial Officer

                               BOARD OF DIRECTORS

Howard D. Poindexter                  Chairperson of the Board, Manager of Poindexter Farms
Richard F. Abbott                     Vice Chairperson of the Board, Retired EVP of the Corporation and Bank
Jefferson P. Arnold                   Attorney, Arnold Law Office
Jeffrey S. Barker                     President and CEO of the Corporation and Bank
Don J. Dewey                          President and Funeral Director, Dewey Funeral Homes, Inc.
Patrick G. Duffy                      Executive Vice President - Chief Financial Officer of the Corporation and Bank
David A. Ferguson                     Member, Chodoka LLC
Kenneth R. Luneack                    President, Ken Luneack Construction, Inc.
Kim C. Newson                         President, Alma Hardware Corporation
Scott E. Sheldon                      Owner, Kernen-Sheldon and Shepherd Insurance Agencies

                            COMMERCIAL BANK OFFICERS

Scott E. Sheldon                      Chairperson of the Board
Kim C. Newson                         Vice Chairperson of the Board
Jeffrey S. Barker                     President and Chief Executive Officer

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

                            COMMERCIAL BANK LOCATIONS

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

                                 TRANSFER AGENT

                    Commercial National Financial Corporation
                          Care of Ms. Rebecca A. Smith
                       101 North Pine River, P.O. Box 280
                             Ithaca, Michigan 48847

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

                                 MARKET MAKERS

WILLIAM KAHL         MARK AGAH             MICHAEL T. SEEKELL       PETER VANDERSCHAAF       CHRISTOPHER TURNER       JAMES CRAWFORD
First Union          Howe Barnes           Robert W. Baird          Stifel, Nicolaus         McDonald & Co.           Raymond James
Securities           Investment Inc.       & Co.                    & Co.
1-800-292-1960       1-800-800-4693        1-800-888-6200           1-800-676-0477           1-800-548-6011           1-800-521-9767