Form 10-K405, Exhibit 13
period 2001-12-31
COMMERCIAL NATIONAL FINANCIAL CORP /MI
filed 2002-03-28
CIK 828535

                                   EXHIBIT 13

          INCORPORATED PORTIONS FROM 2001 ANNUAL REPORT TO SHAREHOLDERS

                                    CONTENTS

Report from the President...............................................     2

Selected Financial Data.................................................     4

Management's Discussion and Analysis....................................  5-17

Management's Responsibility for Financial Statements....................    18

Report of Independent Auditors..........................................    19

Consolidated Balance Sheets.............................................    20

Consolidated Statements of Income.......................................    21

Consolidated Statements of Changes in Shareholders' Equity..............    22

Consolidated Statements of Cash Flows...................................    23

Notes to Consolidated Financial Statements.............................. 24-37

Common Stock and Dividend Information...................................    38

Directors and Officers..................................................    39

Business Partner Profiles...............................................    40

Locations, Transfer Agent and Market Makers.............................    42

To Our Shareholders:

The past year's operating results reflect another very successful year for Commercial National Financial Corporation. Net income exceeded $3,000,000 for the first time ever, totaling $3,203,000, up 10.3% over the prior year. Basic earnings per share rose from 83 cents per share in 2000 to 91 cents per share in 2001. The increased earnings per share generated higher cash dividends as well. Cash dividends were up nearly 6%, from 51 cents per share last year, to 54 cents per share during 2001. This represents an exceptional yield of 5.14% based upon the year-end closing stock price of $10.50. Per share amounts have been adjusted to reflect the 5% stock dividend paid during November 2001, the eleventh consecutive year of paying this dividend.

I am very pleased to report these 2001 operating results. Despite the unprecedented move by the Federal Reserve to reduce short term interest rates 11 times totaling 475 basis points over the past year, we were able to reprice our liabilities effectively, enabling us to maintain a net interest rate margin of 4.46%. This is down only 32 basis points or 6.7% from last year's level of 4.78%.

Two other factors contributed significantly to the improved profit performance. First, was an 80% increase in non-interest income, resulting from a dramatic increase in residential mortgage refinancing. A majority of those 15 and 30 year fixed rate mortgages were sold to the secondary market with a net gain in excess of $600,000. The second reason for our 2001 success was cost containment. The efficiency ratio (non-interest expense divided by taxable equivalent revenues) declined from 53.4% to 52.7%. Total non-interest expense was only 2.72% of average assets, well below average for banks of our size.

Asset growth however, was only 1.2%. Total loans declined nearly $9,000,000 from one year ago. During mid year 2001, several large business loan relationships paid off their loans well ahead of schedule, causing a sudden drop in loans outstanding. What followed was a slowing economy, and not wanting to relax our credit standards, those balances were not replaced by year-end. Additionally, the downside of residential real estate mortgage loans refinancing into 15 and 30 year fixed rate products is that many of these loans are sold to the secondary market. We continue to service those loans, however, the balances do not remain on our balance sheet. Plans are in place to reverse that trend during 2002.

Both total equity and the return on shareholder equity improved during 2001. Total shareholder equity exceeds 10% at December 31, 2001, far exceeding all regulatory minimum capital requirements. Return on average shareholder equity increased from 14.7% last year to 14.9% during 2001. Return on average assets also improved, from 1.43%, during 2000, to 1.48% this year. Both of these return ratios compare very favorably with our Michigan community bank peers.

"NET INCOME EXCEEDED $3,000,000 FOR THE FIRST TIME EVER, TOTALING
$3,203,000..."
                                                               JEFFREY S. BARKER

The credit quality of our loan portfolio remains very high. Net charge-offs for 2001 were an acceptable $334,000 or .19% of average loans. At December 31, 2001, the allowance for loan losses was 1.54% of total loans, and 560% of total non-performing loans. Despite the general economic slowdown and a reduction in loan demand, our credit quality standards will not be relaxed in order to stimulate loan growth.

On September 30, 2001, Mr. Kenneth R. Luneack retired as a director of Commercial National Financial Corporation and Commercial Bank. On behalf of all of our shareholders, directors and employees I want to thank Ken for over ten years of outstanding service.

Ken's contributions have helped lead this corporation to its present level of success and I will personally miss his counsel. Effective January 16, 2002, Mr. Paul B. Luneack was elected to the Board of Directors of both Commercial National Financial Corporation and Commercial Bank. Paul is Vice President of Ken Luneack Construction, Inc. and Bear Truss Company and is a long time shareholder. Please join me in welcoming Paul to his new role with our company.

Plans are well under way for a major expansion in Greenville. We plan to build a new banking center on M-57 at the western boundary to the city. This new Greenville headquarters will permit us to add to an excellent staff and compete more effectively for a bigger market share in that community. Construction should begin in April and we hope to occupying the new facility by August 2002. For the convenience of our customers, the downtown Greenville branch will remain open providing both drive up and lobby services. We will look forward to reporting on our progress and growth in Greenville.

Thank you for your continued support and investment in Commercial National Financial Corporation. I'll look forward to seeing you at the annual meeting.


Sincerely,



Jeffrey S. Barker
President and CEO

                             SELECTED FINANCIAL DATA

                                                        2001           2000              1999             1998            1997
                                                     ---------       ---------       -----------       ---------       ---------
                                                              (In thousands except financial ratios and per share data)
FOR THE YEAR
  Net interest income                                $   8,952       $   9,002       $     8,416       $   7,559       $   7,354
  Provision for loan losses                               (375)           (360)             (360)           (360)           (395)
  Noninterest income                                     1,842           1,026             1,099           1,355           1,042
  Noninterest expense                                   (5,885)         (5,572)           (5,347)         (5,070)         (5,810)
                                                     ---------       ---------       -----------       ---------       ---------
  Income before income tax expense                       4,534           4,096             3,808           3,484           2,191
  Income tax expense                                    (1,331)         (1,193)           (1,077)           (924)           (499)
                                                     ---------       ---------       -----------       ---------       ---------
   Net income                                        $   3,203       $   2,903       $     2,731       $   2,560       $   1,692
                                                     =========       =========       ===========       =========       =========

AT YEAR END
  Total assets                                       $ 218,398       $ 215,886       $   191,022       $ 181,096       $ 172,405
  Net loans                                            165,427         174,288           149,675         133,526         122,458
  Total deposits                                       162,579         157,794           147,204         141,175         133,947
  FHLB advances                                         26,093          26,500            16,500          11,500          13,000
  Shareholders' equity                                  22,064          20,110            18,965          17,660          16,883

FINANCIAL RATIOS
  Return on average assets                                1.48%           1.43%             1.47%           1.47%           1.03%
  Return on average shareholders' equity                 14.93           14.67             14.67           14.39           10.49
  Average shareholders' equity to average assets          9.90            9.74             10.04           10.19            9.81
  Allowance for loan losses to total loans                1.54            1.44              1.83            1.73            1.66
  Tier 1 leverage capital ratio                           9.74            9.35              9.98            9.92           10.26
  Total risk-based capital ratio                         14.38           13.14             14.27           14.26           14.73
  Dividend pay-out                                       59.68           62.23             63.37           57.68           69.23

PER SHARE DATA(1)
  Basic earnings(2)                                  $     .91       $     .83       $       .78       $     .73       $     .49
  Diluted earnings(2)                                      .90             .82               .78             .72             .49
  Dividends declared                                       .54             .51               .50             .43             .33
  Book value, end of year                                 6.22            5.75              5.40            5.11            4.85

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

During 2001, Commercial Bank formed a mortgage company, CNFC Mortgage Corporation, 100% owned by Commercial Bank. CNFC Mortgage Corporation allows Commercial to pursue out of market mortgages and offer products and services not normally provided by community banks.

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

The principal source of revenue for Commercial is interest and fees on loans. On a consolidated basis, interest and fees on loans accounted for 79.71% of total revenue in 2001, 83.80% in 2000, and 80.14% in 1999. Interest on investment securities accounted for 8.04% of total revenue in 2001, 8.82% in 2000 and 10.91% in 1999.

HIGHLIGHTS

2001 COMPARED TO 2000

Net income for the year ended December 31, 2001 was $3,203,000, 10.3% or $300,000 more than the $2,903,000 earned in 2000. The 2001 return on average equity increased to 14.93% from 14.67% in 2000. The return on average assets for 2001 also increased slightly to 1.48% from 1.43% in 2000. Basic earnings per share increased from $.83 per share to $.91 per share.

The primary contributing factors resulting in the improved 2001 earnings are as follows: an $815,000 or 79.5% increase in non-interest income offset by a $50,000 or .6% decrease in net interest income and a $313,000 or 5.62% increase in non-interest expense.

Total assets at December 31, 2001 increased slightly to $218.4 million from $215.9 million at December 31, 2000. Total gross loans at December 31, 2001 decreased $8.8 million compared to December 31, 2000. Commercial loan payoffs, combined with the increased refinancing and subsequent sale of residential mortgage loans to the secondary market contributed to the decrease in loan balances.

2000 COMPARED TO 1999

December 31, 2000 net income was $2,903,000, 6.3% or $172,000 more than the $2,731,000 earned during the year ended December 31, 1999. Basic earnings per share increased to $.83 in 2000 from $.78 in 1999. The return on average assets for 2000 decreased slightly to 1.43% compared to 1.47% in 1999.

The primary reasons for the improved earnings in 2000 are as follows: a $586,000 or 7.0% increase in net interest income offset by a $73,000 or 6.6% decrease in noninterest income and a $225,000 or 4.2% increase in noninterest expense. An increase in average outstanding loan balances, offset by a shrinking margin, was the primary cause for the increase in net interest income.

Total assets during 2000 increased to $215.9 million from $191.0 million in 1999. This represents a $24.9 million or 13.0% increase in total assets compared to 1999. The change in net loans represents $24.6 million of the increase in total assets. Funding for the loans came primarily from time deposits obtained from a national time deposit network, Federal Home Loan Bank advances and an increase in shareholders' equity.

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

2001 COMPARED TO 2000

During 2001 interest rates dramatically changed in response to a slowing national economy and the events of September 11th. The Federal Reserve Open Market Committee decreased the discount rate 475 basis points during 2001. The Bank's prime lending rate correspondingly decreased from 9.50% at December 31, 2000 to 4.75% at December 31, 2001. The decrease in the discount rate during 2001 contrasts with the Federal Reserve Open Market Committee's decision to increase the discount rate 75 basis points during 1999 and 100 basis points during 2000.

As the following table illustrates, yields at all points on the treasury yield curve fluctuated during 2001. The yield curve on October 16, 2001 is representative of the lowest yields during the year.

                      December 31,          October 16,          December 31,
                         2001                  2001                  2000
                      ------------          -----------          ------------
3 month                  1.72%                 2.22%                 5.09%
6 month                  1.81%                 2.20%                 5.79%
1 year                   3.18%                 2.74%                 5.43%
2 year                   3.18%                 2.74%                 5.15%
5 year                   4.43%                 3.79%                 5.01%
10 year                  5.10%                 4.59%                 5.11%

In response to the decrease in interest rates during 2001, the Bank has attempted to lower the cost of interest-bearing liabilities. However, time deposits and FHLB advances have not repriced as quickly as the yields on earning assets have decreased.

In response to economic uncertainty, customers, seeking stability and security, increased funds held in liquid deposit products. Interest-bearing demand, savings, and time deposits all averaged higher balances during 2001 compared to 2000.

The increase in deposit balances, combined with slow loan demand and management's decision to sell a majority of the 15 and 30 year fixed rate residential real estate loans originated during 2001, resulted in a shift in the mix of earning assets to lower yielding assets. Average Federal Funds sold increased $5.5 million during the year.

The combination of these factors contributed to a 32 basis point decrease in Commercial's net interest margin during 2001. This resulted in a $58,000 decrease in tax equivalent net interest income.

2000 COMPARED TO 1999

Tax equivalent net interest income was $9.4 million in 2000, an increase of $570,000 or 6.5% compared to December 31, 1999. Commercial's 2000 increase in net interest income was the result of an increase in earning assets offset by a reduced margin. Average loan balances increased $21.4 million or 14.9% compared to 1999.

However, the increase in average loan balances during 2000 was funded primarily with FHLB advances and time deposits obtained through a national time deposit network. The rate paid for both of these sources of funds adjusts rapidly to changes in national interest rates. Both of these sources increased significantly in cost during 2000. For example a two-year FHLB single maturity advance obtained from the FHLB in Indianapolis cost 6.69% at December 31, 1999, and 7.27% at June 30, 2000. The effect of increased FHLB rates was to increase the Bank's FHLB borrowing costs from 5.88% in 1999 to 6.69% in 2000.

The combination of higher costing local deposits and the use of additional FHLB funding increased interest expense faster than rates on loans could be priced upward. While Commercial earned $477,000 in tax equivalent interest income attributable to rate increases on earning assets, Commercial paid an additional $677,000 in interest expense attributable to increased rates paid on interest bearing liabilities. As a result, Commercial's net interest margin decreased from 4.94% to 4.78% during 2000.

The following table analyzes the effect of volume and rate changes on interest income and expense for the periods indicated.

                                                                        Years ended December 31,
                                    ------------------------------------------------------------------------------------------------
                                                2 0 0 1                           2 0 0 0                        1 9 9 9
                                            COMPARED TO 2000                 Compared to 1999                Compared to 1998
                                    ------------------------------   ------------------------------   ------------------------------
                                       NET      AMOUNT     AMOUNT       Net       Amount     Amount      Net        Amount    Amount
                                     INCREASE   DUE TO     DUE TO     Increase    Due to     Due to    Increase     Due to    Due to
                                    (DECREASE)  VOLUME      RATE     (Decrease)   Volume      Rate    (Decrease)    Volume     Rate
                                    ----------  ------     -------   ----------  -------    -------   ----------    ------    ------
                                                                            (In thousands)
Interest income:
  Loans receivable (1) (2)          $  (212)   $   693    $  (905)   $ 2,338    $ 1,896    $   442    $   868      1,261    $  (393)
  Investment securities:
   Taxable                              (57)       (35)       (22)       (76)      (126)        50         82        100        (18)
   Tax-exempt (2)                       (47)       (46)        (1)       (83)       (38)       (45)      (137)      (109)       (28)
  Federal funds sold and
   other interest- bearing deposits     115        162        (47)       (14)       (40)        26       (201)      (136)       (65)
  Federal Home Loan Bank stock          (11)                  (11)         4         --          4         --         --         --
                                    -------    -------    -------    -------    -------    -------    -------      -----    -------
   Total interest income               (212)       774       (986)     2,169      1,692        477        612      1,116       (504)

Interest expense:
  Interest-bearing deposits
   Interest-bearing demand             (149)         7       (156)         4         17        (13)       (52)        32        (84)
   Savings                               46         66        (20)       143         33        110        (14)        84        (98)
   Time                                 (97)        71       (168)       911        540        371       (222)        25       (247)
  Securities sold under
   agreements to repurchase             (87)        64       (151)        84          5         79         20         38        (18)
  U.S. Treasury demand notes,
   Federal funds purchased and
   other borrowings                     (32)        (9)       (23)        24         13         11          7          9         (2)
  Federal Home Loan Bank advances       165        268       (103)       433        314        119         73        107        (34)
                                    -------    -------    -------    -------    -------    -------    -------      -----    -------
  Total interest expense               (154)       467       (621)     1,599        922        677       (188)       295       (483)
                                    -------    -------    -------    -------    -------    -------    -------      -----    -------
  Net interest income               $   (58)   $   307    $  (365)   $   570    $   770    $  (200)   $   800      $ 821    $   (21)
                                    =======    =======    =======    =======    =======    =======    =======      =====    =======

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

Average Balance Sheet and Analysis of Net Interest Income

                                                                          Years ended December 31,
                                                ----------------------------------------------------------------------------
                                                                2001                                    2000
                                                -------------------------------------     ----------------------------------
                                                 AVERAGE                        YIELD/     Average                    Yield/
                                                 BALANCE      INTEREST          RATE       Balance     Interest        Rate
                                                ---------    ----------         -----     ---------   ---------      -------
                                                                            (Dollars in thousands)
Interest-earning assets:
 Loans receivable (1)(2)                        $ 172,714     $  14,379          8.33%    $ 164,389   $  14,591         8.88%
  Investment securities
   Taxable                                         15,118           884          5.85        15,711         941         5.99
   Tax-exempt (2)                                  11,212           844          7.53        11,826         891         7.53
  Federal funds sold and
   other interest-bearing deposits                  8,463           252          2.98         3,012         137         4.55
  Federal Home Loan Bank stock                      1,391           104          7.48         1,391         115         8.27
                                                ---------    ----------                   ---------   ---------
   Total interest-earning assets                  208,898        16,463          7.88       196,329      16,675         8.49

Non-earning assets:
  Cash and due from banks                           4,645                                     4,848
  Premises and equipment, net                       2,319                                     2,593
  Other assets                                      3,570                                     2,037
  Allowance for loan losses                        (2,731)                                   (2,777)
                                                ---------                                 ---------
   Total assets                                 $ 216,701                                 $ 203,030
                                                =========                                 =========
Interest-bearing liabilities:
  Interest-bearing deposits
   Interest-bearing demand                      $  26,825           280          1.04     $  26,083         429         1.64
   Savings                                         44,729         1,237          2.77        42,344       1,191         2.81
   Time                                            69,625         3,831          5.50        68,335       3,928         5.75
  Securities sold under agreements
   to repurchase                                    8,462           313          3.70         6,727         400         5.95
  U.S. Treasury demand notes, Federal
   funds purchased, and other borrowings              597            23          3.85           842          55         6.53
  Federal Home Loan Bank advances                  23,715         1,461          6.16        19,369       1,296         6.69
                                                ---------    ----------                   ---------   ---------
   Total interest-bearing liabilities             173,953         7,145          4.11       163,700       7,299         4.46

Noninterest-bearing liabilities:
  Noninterest-bearing demand                       20,148                                    18,382
  Other liabilities                                 1,152                                     1,169
  Shareholders' equity                             21,448                                    19,779
                                                ---------                                 ---------
  Total liabilities and
   shareholders' equity                         $ 216,701                                 $ 203,030
                                                =========                                 =========

Net interest income/interest rate spread                     $    9,318          3.77%                   $9,376         4.03%
                                                             ==========          ====                 =========      =======

Net interest margin (3)                                                          4.46%                                  4.78%
                                                                                 ====                                =======


                                                       Years ended December 31,
                                                   -------------------------------
                                                                1999
                                                   -------------------------------
                                                    Average                  Yield/
                                                    Balance     Interest      Rate
                                                   ---------   ---------      ----
                                                    (Dollars in thousands)
Interest-earning assets:
 Loans receivable (1)(2)                           $ 143,026   $  12,253      8.57%
  Investment securities
   Taxable                                            17,808       1,017      5.71
   Tax-exempt (2)                                     12,331         974      7.90
  Federal funds sold and
   other interest-bearing deposits                     3,881         151      3.89
  Federal Home Loan Bank stock                         1,391         111      7.98
                                                   ---------   ---------
   Total interest-earning assets                     178,437      14,506      8.13

Non-earning assets:
  Cash and due from banks                              4,905
  Premises and equipment, net                          2,827
  Other assets                                         1,836
  Allowance for loan losses                          (2,588)
                                                   ---------
   Total assets                                    $ 185,417
                                                   =========
Interest-bearing liabilities:
  Interest-bearing deposits
   Interest-bearing demand                         $  25,075         425      1.70
   Savings                                            41,168       1,048      2.55
   Time                                               58,941       3,017      5.12
  Securities sold under agreements
   to repurchase                                       6,649         316      4.75
  U.S. Treasury demand notes, Federal
   funds purchased, and other borrowings                 646          31      4.80
  Federal Home Loan Bank advances                     14,670         863      5.88
                                                   ---------   ---------
   Total interest-bearing liabilities                147,149       5,700      3.87

Noninterest-bearing liabilities:
  Noninterest-bearing demand                          18,623
  Other liabilities                                    1,027
  Shareholders' equity                                18,618
                                                   ---------
  Total liabilities and
   shareholders' equity                            $ 185,417
                                                   =========

Net interest income/interest rate spread                           8,806      4.26%
                                                               =========      ====

Net interest margin (3)                                                       4.94%
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

NONINTEREST INCOME

2001 COMPARED TO 2000

Noninterest income for the year ended December 31, 2001 was $1,841,000 compared to $1,026,000 for the year ended December 31, 2000.

Historically low 15 and 30 year fixed residential mortgage rates resulted in a mortgage refinancing boom during 2001. Management elected to sell the majority of the 15 and 30 year fixed rate loans to the secondary market. Net gains on mortgage loan sales increased $530,000 or 638.9% over the prior year. The refinancing activity peaked during the fourth quarter of 2001. As of December 31, 2001 management has noted an increase in residential real estate mortgage rates and a corresponding decrease in residential real estate mortgage applications. We anticipate a significant slow down in the refinancing activity in the first quarter of 2002.

During 2001, Commercial recorded $211,000 in net gains on the sale of securities. The sale of equity securities held by CNFC accounted for $201,000 of the gain.

2000 COMPARED TO 1999

Noninterest income for the year ended December 31, 2000 was $1,026,000 compared to $1,099,000 for the year ended December 31, 1999. This represented a $73,000 or 6.64% decrease.

The largest contributing factor to the 2000 decrease in noninterest income was a $107,000 reduction in net gains on mortgage loan sales. The increase in interest rates during 2000 significantly reduced the mortgage refinancing business. Mortgage volume was generated almost exclusively from home purchase transactions. Commercial also elected to portfolio a larger portion of mortgage loans originated during 2000. Many of the loans placed into portfolio were five and seven year adjustable rate loans, which subsequently refinanced during 2001.

Offsetting the general decrease in noninterest income during 2000 is the increase in fees earned on receivable financing. The increase in receivable financing is due to increased volume of receivables financed from existing customers.

                                                  Years ended December 31,
                                           2001            2000            1999
                                          ------          ------          ------
                                                      (In thousands)
Service charge and fees                   $  453          $  444          $  470
Net gains on mortgage loan sales             613              83             189
Receivable financing fees                    227             237             197
Net gains on government
  guaranteed loan sales                       --              --               1
Net gains on sale of securities              211              --               2
Other                                        337             262             240
                                          ------          ------          ------
                                                                          ------
  Total noninterest income                $1,841          $1,026          $1,099
                                          ======          ======          ======

NONINTEREST EXPENSE

2001 COMPARED TO 2000

Noninterest expense for the year ending December 31, 2001 increased $313,000 or 5.6%. Commercial's efficiency ratio continued to improve, decreasing from 53.67% to 52.74%.

Salary costs increased $208,000 or 8.81%. The increase reflects merit increases and an increase in the incentive compensation paid. Also, full time equivalents (FTE's) increased from 72 to 74.

Benefit costs increased $65,000 or 10.92% primarily as a result of a double-digit increase in medical insurance costs. Management expects 2002 medical insurance costs to significantly increase. Management is exploring options to control medical insurance costs.

Professional fees increased $52,000 or 17.1%. Cost of forming CNFC Mortgage Corporation was the primary cause of the increase. Management also uses third parties to support or replace internal functions. For example, during 2001, management contracted with third party providers to conduct security testing of the Bank's electronic banking platform. This testing provides independent assurance by industry experts that our electronic banking system is secure. Management will continue to use external expertise to assist in managing risk and identifying opportunities for growth where appropriate.

Other taxes decreased from $113,000 during 2000 to $47,000 in 2001.   Tax
benefits associated with forming CNFC

Mortgage Corporation helped reduce the Michigan Single Business Tax expense during 2001.

2000 COMPARED TO 1999

Noninterest expense for the year ending December 31, 2000 increased $225,000 or 4.21% compared to 1999. Commercial's efficiency improved slightly to 53.67% from 53.99%.

Salary expense during 2000 increased $135,000 or 6.06%. This increase reflected a tight labor market for all classes of employees. During 2000, full time equivalents remained unchanged at 72 compared to prior year.

Benefit expense in 2000 increased $74,000 or 14.20% compared to 1999 primarily as a result of increases in medical insurance premiums. Commercial anticipated significant medical insurance premium increases during 2001.

Professional fees decreased in 2000 as Commercial had less need for computer related consultants than in 1999. During 2000, Commercial's use of outside legal and accounting services on various projects, offset some of the savings from reduced computer consulting services.

                                           Years ended December 31,
                                          2001       2000      1999
                                       --------   --------    --------
                                                (In thousands)
Salaries                               $  2,570   $  2,362    $  2,227
Employee benefits                           660        595         521
Occupancy                                   314        327         305
Furniture and equipment                     658        679         732
FDIC insurance                               31         30          22
Other taxes                                  47        113         140
Printing and supplies                       186        181         155
Postage                                      87         89          95
Telephone                                   127        121         117
Advertising                                  71         74          67
Other insurance                              55         63          46
Professional fees                           354        302         311
Other expenses                              725        636         609
                                       --------   --------    --------
   Total noninterest expense           $  5,885   $  5,572    $  5,347
                                       ========   ========    ========

Efficiency Ratio                          52.74%     53.67%      53.99%
                                       ========   ========    ========
Noninterest expense as percentage
   of average assets                       2.72%      2.74%       2.88%
                                       ========   ========    ========
Salaries and employee benefits as
   a percentage of average assets          1.49%      1.46%       1.48%
                                       ========   ========    ========

INCOME TAX EXPENSE

Commercial's 2001 income tax expense was $1,331,000 compared to $1,193,000 in 2000 and $1,077,000 in 1999. The increase from 1999 through 2001 was primarily the result of increased income before income tax and a decrease in tax-exempt interest income in relation to total pretax income. The average balance in tax-exempt securities decreased $614,000 in 2001 and $505,000 during 2000.

The statutory federal tax rate during 2001, 2000, and 1999 was 34%. Commercial's effective tax rate was lower than the statutory rate in all three years, primarily due to tax-exempt interest income. The reduction in tax-exempt income in relation to taxable income increased the effective tax rate to 29.35% in 2001, compared to 29.13% in 2000, and 28.28% in 1999.

INVESTMENT PORTFOLIO

Commercial's Asset/Liability Management Committee (Committee) is responsible for developing investment guidelines and strategies. The Committee relies on an investment advisor to select appropriate investments for the portfolio. Decisions to purchase securities and the maturity date selected are coordinated with an overall plan to manage liquidity and interest rate exposure.

For example, the U.S. Treasury and government agency securities identified as available for sale are laddered to mature over five years with the intent of achieving a three year average life. The investment time horizon and the average life are periodically adjusted to reflect the effects of loan demand, cost of funding and the interest rate environment.

The Committee does not invest in derivative securities. Commercial holds no impaired securities at December 31, 2001. As of December 31, 2001, the aggregate book value of investment securities issued by the State of Michigan and all its political subdivisions totaled $8.9 million with an aggregate market value of $9.3 million.

The following table shows securities by classification as of December 31, 2001, the amounts and weighted-average yields by maturity period:

---------------------------------------------MATURING-----------------------------------------------------------
                                         Within                     After One But               After Five But
                                          One                        Within Five                  Within Ten
                                          Year                          Years                       Years
                                Amount          Yield         Amount          Yield        Amount          Yield
----------------------------------------------------------------------------------------------------------------
AVAILABLE FOR SALE
U.S. Treasuries
and  government
   agencies                   $ 5,599,522       4.81%       $ 9,493,422       5.92%      $        -
State and municipal(1)            290,338       5.97%         1,914,136       6.09%       1,624,576        6.70%
Other securities                  592,696       5.00%           515,597       4.97%               -
----------------------------------------------------------------------------------------------------------------
   Total                      $ 6,482,556                   $11,923,155                  $1,624,576
================================================================================================================
HELD TO MATURITY
State and municipal(1)        $ 1,708,533       6.97%       $ 5,017,868       7.38%      $  770,255        7.95%
----------------------------------------------------------------------------------------------------------------
   Total                      $ 1,708,533                   $ 5,017,868                  $  770,255
================================================================================================================

-------------------------------MATURING--------------------------------------------
                                            After
                                            Ten
                                            Years                      Total
                                    Amount       Yield         Amount          Yield
-----------------------------------------------------------------------------------
AVAILABLE FOR SALE
U.S. Treasuries
and  government
   agencies                        $      -                  $15,092,944       5.50%
State and municipal(1)              440,915       6.83%        4,269,965       6.39%
Other securities                          -                    1,108,293       4.99%
-----------------------------------------------------------------------------------
   Total                           $440,915                  $20,471,202
===================================================================================
HELD TO MATURITY
State and municipal(1)             $      -                  $ 7,496,656       7.35%
-----------------------------------------------------------------------------------
   Total                           $      -                  $ 7,496,656
===================================================================================

(1) Yields on tax-exempt securities are computed on a fully taxable-equivalent basis

The amortized cost of investment securities, as of the dates indicated, are summarized as follows:

                                                                  December 31,
                                      2 0 0 1                       2 0 0 0                       1 9 9 9
                             AVAILABLE       HELD TO       Available       Held to       Available       Held to
                              FOR SALE       MATURITY       for Sale       Maturity      for Sale       Maturity
----------------------------------------------------------------------------------------------------------------
                                                          (In thousands)
U.S. Treasuries and
  government  agencies        $14,588        $    --        $13,994        $    --        $13,586        $    --
State and municipal             4,224          7,497          3,393          8,526          2,885          8,814
Other                           1,090             --          1,706             --          1,506             --
----------------------------------------------------------------------------------------------------------------
Total                         $19,902        $ 7,497        $19,093        $ 8,526        $17,977        $ 8,814
================================================================================================================

LOAN PORTFOLIO

Lending efforts are concentrated primarily in the Michigan communities in which Commercial's branches are located. Commercial also finances projects in other communities generally as a result of supporting the business activities of our customers and their related interests. Commercial has no foreign loans.

2001 COMPARED TO 2000

Total loans decreased $8.8 million or 5.0% during 2001. Loan demand has decreased in response to the slowing economy. This is best reflected in the real estate-construction category, which has decreased $6.8 million. Management has also elected to sell the majority of 15 and 30 year fixed rate residential real estate loans originated during 2001. The result was a decrease in real estate mortgages of $2.1 million.

2000 COMPARED TO 1999

Total loans increased $24.3 million or 16.0% from year-end 2000 to 1999. Commercial, real estate-construction and real estate-mortgage all increased during 2000. Commercial, financial and agricultural loans increased $11.7 million or 14.7%, real estate-construction and real estate-mortgage loans increased $3.2 million or 19.7% and $10.9 million or 23.1%. Commercial offers a variety of non-conforming residential real estate products that were well received by individuals seeking to finance a residential purchase. Many of these loan customers refinanced their residential mortgage loans into 15 and 30 year fixed rate loans during 2001.

The following table presents the amount of loans outstanding by loan type:

                                                       December 31,
                               2001             2000               1999            1998            1997
----------------------------------------------------------------------------------------------------------
                                                          (In thousands)
Commercial, financial and
   agricultural             $    92,566     $    91,860         $    80,116     $    70,272    $    67,606
Real estate - construction       12,556          19,318              16,145          11,127          5,864
Real estate - mortgage           55,893          57,945              47,085          42,988         35,144
Consumer and other                6,998           7,710               9,121          11,483         15,907
----------------------------------------------------------------------------------------------------------
   Total loans              $   168,013     $   176,833         $   152,467     $   135,870    $   124,521
==========================================================================================================

The following table shows the maturity of loans (excluding real estate-mortgage and consumer and other loans) outstanding at December 31, 2001. Also provided are the amounts due after one year, classified according to their sensitivity to changes in interest rates.

                                                                Due            Due
                                                Due          After One       After Five         Due
                                               Within        But Within      But Within        After
                                              One Year       Five Years      Ten Years       Ten Years         Total
----------------------------------------------------------------------------------------------------------------------
Commercial, financial and agricultural        $ 24,917        $ 55,684        $ 11,045        $    920        $ 92,566
Real estate - construction                       5,897           4,358             925           1,376          12,556
----------------------------------------------------------------------------------------------------------------------
   Total                                      $ 30,814        $ 60,042        $ 11,970        $  2,296        $105,122
======================================================================================================================

Loans due after one year:
   Fixed rate                                 $ 54,233
   Floating or adjustable rate                  20,075
------------------------------------------------------
   Total                                      $ 74,308
======================================================

ASSET QUALITY

Management believes that a conservative credit culture is critical to successful performance. Through Officer and Director Loan Committees, management reviews and monitors the quality of the various loan portfolios. Loan performance is also reviewed regularly by independent, external loan review personnel.

Loans are placed on non-accrual status when principal or interest is past due 90 days or more, the loan is not well-secured, and is in the process of collection or when reasonable doubt exists concerning collectibility of interest or principal. Any interest previously accrued in the current period, but not collected, is reversed and charged against current earnings.

At December 31, 2001 Commercial had $11.9 million included on the Bank's Watch List. The majority of these balances are domestic loans for which payments are presently current, but the borrowers are experiencing financial difficulties. Those loans are subject to ongoing management attention, regularly reported to the board of directors and reviewed for proper classification. As of December 31, 2001 there were no concentrations of loans exceeding 10% of total loans.

The following table summarizes non-accrual, past due and restructured loans:

                                            December 31,
                                                    2001        2000        1999           1998       1997
-----------------------------------------------------------------------------------------------------------
                                          (In thousands)
Non-accrual loans                                  $  388      $  354      $  963         $   25     $   --
Accruing loans past due 90 days or more                75          --          14             30         --
Restructured loans                                     --          --          --             37         15
-----------------------------------------------------------------------------------------------------------
   Total non-performing loans                         463         354         977             92         15
Repossessed assets, and other real estate           1,000          42          --             --         --
-----------------------------------------------------------------------------------------------------------
   Total non-performing assets                     $1,463      $  396      $  977         $   92     $   15
===========================================================================================================
Total non-performing loans
   as a percentage of total loans                     .28%        .20%        .65%           .07%       .01%
===========================================================================================================
Total non-performing assets as a percentage
   of total assets                                    .67%        .18%        .51%           .05%       .01%
===========================================================================================================


PROVISION  AND ALLOWANCE FOR LOAN LOSSES

The provision for loan losses is the amount added to the allowance for loan losses to absorb losses that are currently believed to have been incurred. The loan loss provision is based on historical loss experience, loan growth and such other factors, which, in management's judgment, deserve current recognition in maintaining an adequate allowance for loan losses.

2001 COMPARED TO 2000

Management believes that the combination of interest rate increases implemented by the Federal Reserve during 2000 and events of September 11th has slowed the economy. In addition to anecdotal evidence that the local economy is slowing, management has also noted an increase in past due loans.

For all of these reasons, management increased the provision for loan losses to $375,000 for 2001. Though the allowance for loan loss appears to be adequate, management cannot provide assurance that the current provision will not change in the near future.

2000 COMPARED TO 1999

Approximately $11.7 million of the growth in the loan portfolio came from commercial, financial and agricultural loans and $3.2 million from real estate construction loans. Both of these categories inherently carry a higher risk of default. Commercial had $4.9 million in domestic loans for which payments were current, but the borrowers were experiencing financial difficulties. Business related loans comprise almost the entire $4.9 million. This compares to $725,000 at December 31, 1999.

During 2000 Commercial recorded net charge-offs of $607,000. Approximately $649,000 relates to one commercial customer relationship, which Commercial monitored throughout 2000. Excluding this charge-off Commercial recorded net recoveries of $42,000.

The allowance for loan losses has been allocated according to the amount deemed to be reasonably necessary to provide for the probability of losses being incurred as follows:

                                                         December 31,
                                         2 0 0 1                      2 0 0 0                      1 9 9 9
                                               PERCENT                      Percent                      Percent
                                               OF LOANS                     of Loans                     of Loans
                                               TO TOTAL                     to Total                     to Total
                                ALLOWANCE       LOANS         Allowance      Loans         Allowance       Loans
--------------------------------------------------------------------------------------------------------------------
                                                        (In thousands)
Commercial, financial
   and agricultural               $  993         55.09%        $1,265         51.95%        $1,352         52.55%
Real estate - construction            15          7.47             17         10.92             --         10.59
Real estate - mortgage               114         33.27            120         32.77            100         30.88
Consumer and other                   342          4.17            427          4.36            351          5.98
Unallocated                        1,122            --            716            --            989            --
--------------------------------------------------------------------------------------------------------------------
   Total                          $2,586        100.00%        $2,545        100.00%        $2,792        100.00%
====================================================================================================================

                                                   December 31,
                                        1 9 9 8                      1 9 9 7
                                                Percent                      Percent
                                               of Loans                     of Loans
                                               to Total                     to Total
                                Allowance        Loans        Allowance       Loans
-----------------------------------------------------------------------------------
                                                  (In thousands)
Commercial, financial
   and agricultural               $  596         51.72%        $  704         54.29%
Real estate - construction            --          8.19             --          4.71
Real estate - mortgage                96         31.64             89         28.22
Consumer and other                   362          8.45            512         12.78
Unallocated                        1,290            --            759            --
-----------------------------------------------------------------------------------
   Total                          $2,344        100.00%        $2,064        100.00%
===================================================================================

The following table summarizes changes in the allowance for possible loan losses.

                                                     Years ended December 31,
                                                              2001           2000          1999            1998          1997
--------------------------------------------------------------------------------------------------------------------------------
                                                        (In thousands)
Loans
Amount of loans outstanding at
    end of year                                             $ 168,013      $ 176,833     $ 152,467       $ 135,870     $ 124,521
===============================================================================================================================
Daily average of loans
    outstanding for the year                                $ 172,714      $ 164,389     $ 143,026       $ 128,312     $ 124,710
===============================================================================================================================
Balance of allowance at beginning of year                   $   2,545      $   2,792     $   2,344       $   2,064     $   1,824
Loans charged off:
    Commercial, financial and agricultural                       (389)          (662)           --             (33)          (44)
    Real estate - mortgage                                         --             --            --              --            --
    Consumer and other                                            (27)           (28)          (29)           (139)         (234)
--------------------------------------------------------------------------------------------------------------------------------
       Total loans charged off                                   (416)          (690)          (29)           (172)         (278)
--------------------------------------------------------------------------------------------------------------------------------
Recoveries of loans previously charged off:
    Commercial, financial, and agricultural                        48             10            76              33            50
    Real estate - mortgage                                          1             44            15              10             9
    Consumer and other                                             33             29            26              49            64
--------------------------------------------------------------------------------------------------------------------------------
       Total recoveries                                            82             83           117              92           123
--------------------------------------------------------------------------------------------------------------------------------
       Net (charge-offs)/recoveries                              (334)          (607)           88             (80)         (155)
    Provision for loan losses (1)                                 375            360           360             360           395
--------------------------------------------------------------------------------------------------------------------------------
Allowance at end of period                                  $   2,586      $   2,545     $   2,792       $   2,344     $   2,064
===============================================================================================================================
Ratio of net (charge-offs)/recoveries during period to
    average loans outstanding during
    the period                                                   (.19)%         (.37)%         .06%           (.06)%        (.12)%
===============================================================================================================================
Ratio of allowance for loan losses to
    loans outstanding at end of period                           1.54%          1.44%         1.83%           1.73%         1.66%
===============================================================================================================================

(1)The provision for loan losses charged to expense is based on loan loss experience, loan growth and other factors which, in management's judgment, deserve current recognition in maintaining an adequate allowance for loan losses. These other factors include, but are not limited to, a review of current economic conditions as they relate to loan collectibility and reviews of specific loans to evaluate their collectibility.

LIQUIDITY

Liquidity is generally defined as the ability to meet cash flow needs of customers for loans and deposit withdrawals. To meet cash flow requirements, sufficient sources of liquid funds must be available. These sources include short-term investments, repayments of loans, maturing and called securities, sales of assets, growth in deposits and other liabilities and profits.

At December 31, 2001, Commercial had $5 million in Federal Funds sold compared to $350,000 at December 31, 2000. The Bank also has $11.7 million of additional borrowing capacity at the Federal Home Loan Bank and $9.0 million of borrowing capacity with correspondent banks. The Federal Reserve also approved the Bank for a $1.5 million line of credit with the Federal Reserve Discount Window.

During 2001, Commercial generated $2.0 million in cash from operating activities. All of these sources are available to meet cash flow needs of loan and deposit customers.

Commercial also needs cash to pay dividends to its shareholders. The primary source of cash is the dividends paid to the parent by the Bank. Management believes that cash from operations is sufficient to supply the cash needed to continue paying a reasonable dividend. Commercial was also approved for a $1.5 million line of credit with a correspondent institution. At December 31, 2001 Commercial had $0 outstanding on this line compared to $700,000 at December 31, 2000.

CAPITAL RESOURCES

At December 31, 2001, capital totaled $22,064,000. Management monitors the capital levels of the Corporation and the Bank to provide for current and future business opportunities and to meet regulatory guidelines for "well capitalized" institutions. "Well capitalized" institutions are eligible for reduced FDIC premiums, and also enjoy other reduced regulatory restrictions.

At December 31, 2001, the Corporation and the Bank exceeded all regulatory minimum capital requirements and are considered to be "well capitalized".

ASSET LIABILITY MANAGEMENT

Asset liability management involves developing, implementing and monitoring strategies to maintain sufficient liquidity, maximize net interest income and minimize the impact that significant fluctuations in market interest rates would have on earnings. Commercial's Asset/Liability Committee (ALCO) is responsible for managing this process.

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

For example, assume that an institution's assets carry long-term fixed rates and that those assets are funded with short-term liabilities. If market interest rates rise by the time the short-term liabilities must be refinanced, the increase in the institution's interest expense may exceed the interest earned on its long-term assets. Accordingly, an institution's profits could decrease.

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

ALCO uses various techniques to monitor IRR. Commercial's primary tool in measuring interest rate risk is to perform a simulation analysis. This analysis forecasts the effect of various interest rate changes on the balance sheet, economic value of equity, net interest income and net income.

ALCO monitors the effect on the balance sheet and income statement of various interest rate scenarios. One common scenario performed by ALCO is to "shock" the balance sheet by assuming that Commercial has just experienced an immediate and parallel shift in the yield curve up or down 200 basis points. These results are recorded and compared to previous results. Management performs this calculation quarterly.

The results of this calculation combined with a review of market interest rates, economic conditions, loan demand, local deposit interest rates and other factors, allows ALCO to structure the balance sheet with the goal of maximizing net interest income and minimizing interest rate risk.

The following table illustrates how Commercial's net interest income might be affected by an immediate and parallel shift in the yield curve. ALCO applies the percentage change anticipated in net interest income to the net interest income actually earned to determine if the change is within acceptable limits. ALCO has concluded from these results that Commercial has an acceptable level of interest rate risk. This allows management the flexibility to pursue various asset growth strategies and various funding strategies without incurring unacceptable levels of interest rate risk.

For example, management has, from time to time, elected to portfolio long term fixed rate residential real estate loans. ALCO has assessed the impact on the balance sheet and income statement of such a strategy and concluded that, with the proper use of longer term FHLB advances, this strategy can be profitable without incurring unacceptable levels of interest rate risk.

The table below summarizes Commercial's exposure to an immediate and parallel shift in the yield curve.

                            Net Interest          Percentage        Projected
                              Income at          Change in Net     Net Interest
Interest rate change      December 31, 2001     Interest Income       Income
-------------------------------------------------------------------------------
-200 BASIS POINTS          $    8,952,190            1.32%            9,070,359
0 BASIS POINTS                  8,952,190            0.00             8,952,190
+200 BASIS POINTS               8,952,190           (2.51)            8,727,490

                              Net Interest        Percentage          Projected
                                Income at        Change in Net      Net Interest
Interest rate change       December 31, 2000    Interest Income        Income
-------------------------------------------------------------------------------
-200 basis points          $    9,001,629             .87%           $9,079,943
0 basis points                  9,001,629            0.00             9,001,629
+200 basis points               9,001,629           (1.14)            8,899,010

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

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL STATEMENTS

Management is responsible for the preparation of the Commercial National Financial Corporation's consolidated financial statements and related information appearing in this Annual Report. Management believes that the consolidated financial statements fairly reflect the form and substance of transactions and reasonably present Commercial National Financial Corporation's financial position and results of operations and were prepared in conformity with generally accepted accounting principles in the United States of America. Management also has included in Commercial's financial statements, amounts that are based on estimates and judgments which it believes are reasonable under the circumstances.

Commercial National Financial Corporation maintains a system of internal controls designed to provide reasonable assurance that all assets are safeguarded and financial records are reliable for preparing the consolidated financial statements. Commercial complies with laws and regulations relating to safety and soundness which are designated by the FDIC and other appropriate federal banking agencies. The selection and training of qualified personnel and the establishment and communication of accounting and administrative policies and procedures are elements of this control system. The effectiveness of internal controls is monitored by a program of internal audit. Management recognizes that the cost of internal controls should not exceed the benefits derived and that there are inherent limitations to be considered in the potential effectiveness of any system. Management believes that Commercial National Financial Corporation's system provides the appropriate balance between costs of controls and the related benefits.

The independent auditors have audited Commercial's consolidated financial statements in accordance with auditing standards generally accepted in the United States of America and provide an objective, independent review of the fairness of the reported operating results and financial position. The Board of Directors of Commercial National Financial Corporation has an Audit Committee composed of five non-management Directors. The Committee meets periodically with the internal auditors and the independent auditors.


Jeffrey S. Barker                                  Patrick G. Duffy
President and                                      Executive Vice President and
Chief Executive Officer                            Chief Financial Officer

              COMMERCIAL NATIONAL FINANCIAL CORPORATION STATEMENTS

REPORT OF INDEPENDENT AUDITORS

[CROWE LOGO]

Board of Directors and Shareholders
Commercial National Financial Corporation
Ithaca, Michigan

We have audited the accompanying consolidated balance sheets of Commercial National Financial Corporation as of December 31, 2001 and 2000, and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Commercial National Financial Corporation as of December 31, 2001 and 2000, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.


Crowe, Chizek and Company LLP

Grand Rapids, Michigan
January 31, 2002

              COMMERCIAL NATIONAL FINANCIAL CORPORATION STATEMENTS

                           CONSOLIDATED BALANCE SHEETS

------------------------------------------------------------------------------------------------------------------------
                                                                                                December 31,
                                                                                          2001                2000
------------------------------------------------------------------------------------------------------------------------
ASSETS
Cash and due from banks                                                              $    7,282,523       $    6,277,528
Federal funds sold                                                                        5,000,000              350,000
Other interest bearing deposits                                                           2,064,802              834,493
------------------------------------------------------------------------------------------------------------------------
     Total cash and cash equivalents                                                     14,347,325            7,462,021
Securities available for sale                                                            20,471,202           19,406,526
Securities held to maturity (fair value $ 7,730,608 - 2001, $8,724,848 - 2000)            7,496,656            8,525,623
Federal Home Loan Bank stock, at cost                                                     1,391,300            1,391,300
Gross loans receivable                                                                  168,012,689          176,833,244
Allowance for loan losses                                                                (2,586,025)          (2,545,363)
------------------------------------------------------------------------------------------------------------------------
     Net loans receivable                                                               165,426,664          174,287,881
Bank owned life insurance                                                                 3,050,296                    -
Premises and equipment, net                                                               2,599,704            2,465,176
Accrued interest receivable and other assets                                              3,614,733            2,347,162
------------------------------------------------------------------------------------------------------------------------
     TOTAL ASSETS                                                                    $  218,397,880       $  215,885,689
========================================================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY

Liabilities
     Deposits
         Noninterest-bearing                                                         $   22,199,334       $   19,786,361
         Interest-bearing demand                                                         29,033,317           26,264,930
         Savings                                                                         50,116,477           39,439,255
         Time                                                                            61,229,483           72,303,355
------------------------------------------------------------------------------------------------------------------------
              Total deposits                                                            162,578,611          157,793,901
     Securities sold under agreements to repurchase                                       6,237,585            8,023,767
     Other short-term borrowings                                                            136,549            1,770,195
     Federal Home Loan Bank advances                                                     26,092,551           26,500,000
     Accrued expenses and other liabilities                                               1,288,306            1,687,744
------------------------------------------------------------------------------------------------------------------------
         Total liabilities                                                              196,333,602          195,775,607

Shareholders' equity

     Common stock and paid-in-capital, no par value-
         5,000,000 shares authorized; shares issued
         and outstanding 2001  - 3,547,700 and 2000 - 3,327,225                          22,104,910           21,617,080
     Retained earnings (deficit)                                                           (416,257)          (1,714,089)
     Accumulated other comprehensive income, net of tax                                     375,625              207,091
------------------------------------------------------------------------------------------------------------------------
         Total shareholders' equity                                                      22,064,278           20,110,082
------------------------------------------------------------------------------------------------------------------------
              TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                             $  218,397,880       $  215,885,689
========================================================================================================================


                             See accompanying notes

                    COMMERCIAL NATIONAL FINANCIAL CORPORATION

                        CONSOLIDATED STATEMENTS OF INCOME


                                                                               Years ended December 31,
                                                                     2001               2000               1999
-------------------------------------------------------------------------------------------------------------------
Interest and dividend income
     Loans, including fees                                   $    14,299,287     $    14,520,084    $    12,194,157
     Taxable securities                                              884,291             940,900          1,017,086
     Nontaxable securities                                           557,143             588,049            642,807
     Federal funds sold                                              218,151              42,602            114,970
     Federal Home Loan Bank stock dividends                          103,424             114,801            111,304
     Interest on other deposits                                       34,930              94,510             35,867
-------------------------------------------------------------------------------------------------------------------
Total interest and dividend income                                16,097,226          16,300,946         14,116,191

Interest expense
     Deposits                                                      5,348,350           5,547,894          4,489,658
     Securities sold under agreements to repurchase                  313,409             399,902            316,144
     Federal Home Loan Bank advances                               1,460,433           1,296,623            862,879
     Other                                                            22,844              54,898             31,143
-------------------------------------------------------------------------------------------------------------------
         Total interest expense                                    7,145,036           7,299,317          5,699,824
-------------------------------------------------------------------------------------------------------------------

NET INTEREST INCOME                                                8,952,190           9,001,629          8,416,367
Provision for loan losses                                            375,000             360,000            360,000
-------------------------------------------------------------------------------------------------------------------
NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES                8,577,190           8,641,629          8,056,367
-------------------------------------------------------------------------------------------------------------------

Noninterest income
     Service charges and fees                                        453,356             443,723            469,991
     Net gains on loan sales                                         612,998              82,957            190,250
     Receivable financing fees                                       226,598             237,349            196,516
     Security gains/(losses)                                         210,674                (228)             2,134
     Other                                                           337,662             262,016            240,108
-------------------------------------------------------------------------------------------------------------------
         Total noninterest income                                  1,841,288           1,025,817          1,098,999
-------------------------------------------------------------------------------------------------------------------

Noninterest expense
     Salaries and employee benefits                                3,230,200           2,957,475          2,748,623
     Occupancy and equipment                                         972,010           1,005,865          1,036,857
     FDIC insurance                                                   30,588              30,312             22,359
     Printing, postage and supplies                                  273,252             270,787            249,743
     Professional and outside services                               353,872             302,134            310,847
     Other                                                         1,024,968           1,005,343            979,065
-------------------------------------------------------------------------------------------------------------------
         Total noninterest expense                                 5,884,890           5,571,916          5,347,494
-------------------------------------------------------------------------------------------------------------------

INCOME BEFORE INCOME TAX EXPENSE                                   4,533,588           4,095,530          3,807,872
Income tax expense                                                 1,331,000           1,193,000          1,077,000
------------------------------------------------------------------------------------------------------------------------------------
NET INCOME                                                   $     3,202,588     $     2,902,530    $     2,730,872
===================================================================================================================

Per share information
     Basic earnings                                                  $   .91            $    .83           $    .78
     Diluted earnings                                                $   .90            $    .82           $    .78
     Dividends declared                                              $   .54            $    .51           $    .50

                             See accompanying notes

                    COMMERCIAL NATIONAL FINANCIAL CORPORATION

           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

                                       Years ended December 31, 2001, 2000, and 1999

                                                                                             Accumulated
                                              Shares                                            Other
                                              Issued             Common         Retained     Comprehensive      Total
                                                and          Stock and Paid     Earnings    Income/(Loss),  Shareholders'
                                            Outstanding        In Capital       (Deficit)     Net of Tax       Equity
-----------------------------------------------------------------------------------------------------------------------
BALANCE AT JANUARY 1, 1999                  2,982,992         $ 17,525,466    $    (8,483)      $ 143,119   $17,660,102
Comprehensive income:
     Net income                                                                 2,730,872                     2,730,872
     Net change in net unrealized
       gains (losses) on securities
       available for sale                                                                        (444,669)     (444,669)
     Reclassification adjustment for
       (gains) losses recognized
       in income                                                                                   (2,134)       (2,134)
     Tax effects                                                                                  151,913       151,913
                                                                                                  ---------------------
       Total comprehensive income                                                                             2,435,982
                                                                                                            -----------

Cash dividends declared, $0.50
  per share                                                                    (1,730,356)                   (1,730,356)
Payment of 5% stock dividend                  149,034            1,820,762     (1,822,372)                       (1,610)
Issued under dividend reinvestment
  program                                      61,149              688,001                                      688,001
Issued under stock option plans                16,160              159,062                                      159,062
Issued under employee benefit plan              3,442               41,795                                       41,795
Repurchase and retirement of shares           (23,753)            (288,443)                                    (288,443)
-----------------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1999                3,189,024           19,946,643       (830,339)       (151,771)   18,964,533
Comprehensive income:
     Net income                                                                 2,902,530                     2,902,530
     Net change in  unrealized gains
       (losses) on securities available
       for sale                                                                                   543,502       543,502
     Reclassification adjustment for
       (gains) losses recognized in income                                                            228           228
     Tax effects                                                                                 (184,868)     (184,868)
                                                                                                  ---------------------
       Total comprehensive income                                                                             3,261,392
                                                                                                            -----------

Cash dividends declared, $0.51 per share                                       (1,805,059)                   (1,805,059)
Payment of 5% stock dividend                  159,315            1,979,594     (1,981,221)                       (1,627)
Issued under dividend reinvestment program     48,515              570,704                                      570,704
Issued under stock option plans                 4,357               41,643                                       41,643
Issued under employee benefit plan              5,273               66,032                                       66,032
Repurchase and retirement of shares           (79,259)            (987,536)                                    (987,536)
-----------------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 2000                3,327,225           21,617,080     (1,714,089)        207,091    20,110,082
COMPREHENSIVE INCOME:
     NET INCOME                                                                 3,202,588                     3,202,588
     NET CHANGE IN UNREALIZED GAINS
       (LOSSES) ON SECURITIES AVAILABLE
       FOR SALE                                                                                   466,028       466,028
     RECLASSIFICATION ADJUSTMENT FOR
       (GAINS) LOSSES RECOGNIZED IN INCOME                                                       (210,674)     (210,674)
     TAX EFFECTS                                                                                  (86,820)      (86,820)
                                                                                                  ---------------------
       TOTAL COMPREHENSIVE INCOME                                                                             3,371,122
                                                                                                            -----------

CASH DIVIDENDS DECLARED, $0.54 PER SHARE                                       (1,904,756)                   (1,904,756)
PAYMENT OF 5% STOCK DIVIDEND                  166,244               (1,288)                                      (1,288)
ISSUED UNDER DIVIDEND REINVESTMENT PROGRAM     72,254              667,093                                      667,093
ISSUED UNDER STOCK OPTION PLANS                 3,877               36,520                                       36,520
ISSUED UNDER EMPLOYEE BENEFIT PLAN              3,236               30,024                                       30,024
REPURCHASE AND RETIREMENT OF SHARES           (25,136)            (244,519)                                    (244,519)
-----------------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 2001                3,547,700         $ 22,104,910    $  (416,257)      $ 375,625   $22,064,278
=======================================================================================================================

                             See accompanying notes

                    COMMERCIAL NATIONAL FINANCIAL CORPORATION

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                  Years ended December 31, 2001, 2000, and 1999

                                                                           2001                2000             1999
-----------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
     Net income                                                   $      3,202,588    $     2,902,530     $   2,730,872
     Adjustments to reconcile net income to net
       cash from operating activities
         Provision for loan losses                                         375,000            360,000           360,000
         Depreciation, amortization and accretion                          510,476            565,347           751,785
         (Gain) /loss on sales of securities available for sale           (210,674)               228            (2,134)
         Net gains on loan sales                                          (612,998)           (82,957)         (190,250)
         Originations of loans held for sale                           (33,429,150)        (4,087,779)       (8,335,645)
         Proceeds from sales of loans held for sale                     34,042,148          4,307,736         9,197,895
         Accrued interest receivable and other assets                   (1,446,264)          (458,670)         (375,870)
         Accrued expenses and other liabilities                           (429,959)           196,092          (818,242)
-----------------------------------------------------------------------------------------------------------------------
              Net cash from operating activities                         2,001,167          3,702,527         3,318,411
-----------------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES
     Purchases of securities available for sale                        (12,272,389)        (5,016,284)       (8,656,075)
     Purchases of securities held to maturity                                    -           (552,142)                -
     Proceeds from maturities of securities available for sale           9,170,000          3,675,000         7,149,999
     Proceeds from maturities of securities held to maturity             1,010,000            855,000         3,196,600
     Proceeds from sales of securities available for sale                2,523,549            200,000           500,664
     Net change in loans                                                 8,523,713        (25,161,003)      (17,196,144)
     Purchase of bank owned life insurance                              (3,000,000)                 -                 -
     Purchases of premises and equipment, net                             (641,764)          (316,361)         (508,423)
-----------------------------------------------------------------------------------------------------------------------
              Net cash from investing activities                         5,313,109        (26,315,790)      (15,513,379)
-----------------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES
     Net change in deposits                                              4,784,710         10,589,869         6,029,335
     Net change in securities sold under agreements to repurchase       (1,786,182)         3,334,210        (2,275,501)
     Net change in U.S. Treasury demand notes                             (933,646)        (1,120,444)          637,642
     Proceeds from line of credit                                         (700,000)           700,000                 -
     Proceeds from Federal Home Loan Bank advances                      17,000,000         36,000,000        24,000,000
     Repayment of Federal Home Loan Bank advances                      (17,407,449)       (26,000,000)      (19,000,000)
     Dividends paid and fractional shares                               (1,874,235)        (1,786,660)       (1,681,648)
     Proceeds from sale of common stock                                    732,349            676,752           887,248
     Repurchase and retirement of shares of common stock                  (244,519)          (987,536)         (288,443)
-----------------------------------------------------------------------------------------------------------------------
              Net cash from financing activities                          (428,972)        21,406,191         8,308,633
-----------------------------------------------------------------------------------------------------------------------

Net change in cash and cash equivalents                                  6,885,304         (1,207,072)       (3,886,335)

Cash and cash equivalents at beginning of year                           7,462,021          8,669,093        12,555,428
-----------------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS AT END OF YEAR                          $     14,347,325    $     7,462,021     $   8,669,093
=======================================================================================================================

Cash paid during the year for
     Interest                                                     $      7,361,383    $     7,114,180     $   5,713,615
     Federal income taxes                                                1,533,000          1,096,640         1,506,000

                             See accompanying notes

                    COMMERCIAL NATIONAL FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           December 31, 2001 and 2000

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting and reporting policies of Commercial National Financial Corporation (the Corporation) and its wholly-owned subsidiary, Commercial Bank (the Bank) (together referred to as Commercial), conform to accounting principals generally accepted in the United States of America and to general practice within the banking industry. The following describes the significant accounting and reporting policies which are employed in the preparation of the consolidated financial statements.

PRINCIPLES OF CONSOLIDATION The consolidated financial statements include the accounts of the Corporation, the Bank, CNFC Mortgage Corporation and CNFC Financial Services Inc., both wholly-owned subsidiaries of the Bank. Intercompany accounts and transactions are eliminated in consolidation.

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

USE OF ESTIMATES To prepare financial statements in conformity with accounting principles generally accepted in the United States of America, management makes estimates and assumptions based on available information. These estimates and assumptions affect the amounts reported in the financial statements and the disclosures provided, and future results could differ. The allowance for loan losses and fair values of securities and other financial instruments are particularly subject to change.

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

                    COMMERCIAL NATIONAL FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           December 31, 2001 and 2000


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

ALLOWANCE FOR LOAN LOSSES The allowance for loan losses is a valuation allowance for probable incurred credit losses, increased by the provision for loan losses and decreased by charge-offs less recoveries. Management estimates the allowance balance using past loan loss experience, the nature and volume of the portfolio, information about specific borrower situations and estimated collateral values, economic conditions, and other factors. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management's judgment, should be charged-off. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed.

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

OTHER FORECLOSED ASSETS Assets acquired in collection of a loan receivable are recorded at lower cost of market at acquisition. Any reduction to fair value from the carrying value of the related loan is accounted for as a loan loss. After acquisition, a valuation allowance reduces the reported amount to the lower of the initial amount or fair value less costs to sell. Expenses, gains and losses on disposition, and changes in the valuation allowance are reported in other expense. Other foreclosed assets amounted to $1,000,000, and $42,000 at December 31, 2001 and 2000.

SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE All of these liabilities represent amounts advanced by various customers and are secured by securities owned, as they are not covered by general deposit insurance.

EMPLOYEE BENEFITS A benefit plan with 401(k) features covers substantially all employees. The plan allows participant compensation deferrals. The amount of any matching contribution is based solely on the discretion of the board of directors. Historically, Commercial has matched up to 6% of such deferrals at 100%.

STOCK COMPENSATION Expense for employee compensation under stock option plans is reported only if options are granted below market price at grant date. Proforma disclosures of net income and earnings per share are provided as if the option's fair value had been recorded using an option pricing model.

                    COMMERCIAL NATIONAL FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           December 31, 2001 and 2000


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

EARNINGS AND DIVIDENDS PER SHARE Basic earnings per common share is based on net income divided by the weighted average number of common shares outstanding during the period. Diluted earnings per common share shows the dilutive effect of any additional potential common shares. Earnings and dividends per common share are restated for all stock splits and stock dividends, including the 5% stock dividends paid in November 2001, 2000 and 1999 and the 3 for 1 stock split recorded in September 1999.

STOCK DIVIDENDS Dividends issued in stock are reported by transferring the market value of the stock issued from retained earnings to common stock and additional paid-in capital to the extent of available retained earnings. Any excess of fair value over available retained earnings is considered a return of capital and thus is transferred from paid in capital. Fractional shares are paid in cash for all stock dividends.

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

FAIR VALUES OF FINANCIAL INSTRUMENTS Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed separately. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect the estimates. The fair value estimates of existing on and off-balance sheet financial instruments does not include the value of anticipated future business or values of assets and liabilities not considered financial instruments.

RECLASSIFICATIONS Some items in the prior year financial statements have been reclassified to conform with the current year presentation.

NEW ACCOUNTING PRONOUNCEMENTS A new accounting standard requires all business combinations to be recorded using the purchase method of accounting for any transaction initiated after June 30, 2001. Under the purchase method, all identifiable tangible and intangible assets and liabilities of the acquired company must be recorded at fair value at date of acquisition, and the excess of cost over fair value of net assets acquired is recorded as goodwill. Identifiable intangible assets must be separated from goodwill. Identifiable intangible assets with finite useful lives will be amortized under the new standard, whereas goodwill, both amounts previously recorded and future amounts purchased, will cease being amortized starting in 2002. Annual impairment testing will be required for goodwill with impairment being recorded if the carrying amount of goodwill exceeds its implied fair value. Adoption of this standard on January 1, 2002 will not have a material effect on Commercial's financial statements.

                    COMMERCIAL NATIONAL FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           December 31, 2001 and 2000


NOTE 2 - SECURITIES

The amortized cost and fair value of securities are as follows:

                                                                    GROSS                  GROSS
                                             AMORTIZED           UNREALIZED             UNREALIZED            FAIR
AVAILABLE FOR SALE                             COST                 GAINS                 LOSSES              VALUE
------------------------------------------------------------------------------------------------------------------------
                                                               DECEMBER 31, 2001
------------------------------------------------------------------------------------------------------------------------
U.S. TREASURIES AND GOVERNMENT AGENCIES  $  14,588,029         $     504,915         $           -         $  15,092,944
STATE AND MUNICIPALS                         4,224,419                79,299               (33,753)            4,269,965
CORPORATE                                    1,089,624                18,669                     -             1,108,293
------------------------------------------------------------------------------------------------------------------------
   TOTAL                                 $  19,902,072         $     602,883         $     (33,753)        $  20,471,202
========================================================================================================================

                                                               December 31, 2000
------------------------------------------------------------------------------------------------------------------------
U.S. Treasuries and government agencies  $  13,993,485         $     149,917         $    (24,868)         $  14,118,534
State and municipals                         3,393,079                45,719                 (794)             3,438,004
Corporate                                    1,706,187               148,163               (4,362)             1,849,988
------------------------------------------------------------------------------------------------------------------------
   Total                                 $  19,092,751         $     343,799         $    (30,024)         $  19,406,526
========================================================================================================================

                                                                     GROSS                  GROSS
                                              AMORTIZED          UNRECOGNIZED           UNRECOGNIZED            FAIR
HELD TO MATURITY                                COST                 GAINS                 LOSSES              VALUE
------------------------------------------------------------------------------------------------------------------------
                                                               DECEMBER 31, 2001
------------------------------------------------------------------------------------------------------------------------
STATE AND MUNICIPALS                     $   7,496,656         $     233,952         $          --         $   7,730,608
========================================================================================================================

                                                               December 31, 2000
------------------------------------------------------------------------------------------------------------------------
State and municipals                     $   8,525,623         $     199,225         $          --         $   8,724,848
========================================================================================================================


The amortized cost and fair value of debt securities at year-end 2001, by contractual maturity are shown below.

                                           Available for Sale                     Held to Maturity
----------------------------------------------------------------------------------------------------------
                                      Amortized            Fair                Amortized         Fair
                                        Cost               Value                 Cost            Value
----------------------------------------------------------------------------------------------------------
Due in one year or less          $    6,396,350      $   6,482,556          $   1,708,533    $   1,730,495
Due from one to five years           11,447,947         11,923,155              5,017,868        5,197,012
Due from five to ten years            1,597,775          1,624,576                770,255          803,101
Due from ten years plus                 460,000            440,915
----------------------------------------------------------------------------------------------------------
   Total                         $   19,902,072      $  20,471,202          $   7,496,656    $   7,730,608
==========================================================================================================

                   COMMERCIAL NATIONAL FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           December 31, 2001 and 2000


There were eight security sales in 2001 and one security sale during 2000 and 1999. All sales, except the one sale recorded during 2000, resulted in a gross gain.

In addition to Federal Home Loan Bank (FHLB) stock, securities having an amortized cost of approximately $8,948,000 and $16,479,000 at year-end 2001 and 2000 were pledged to secure FHLB advances, public deposits, securities sold under agreements to repurchase and U.S. Treasury demand notes.

Except as indicated, total securities of any state (including all its political subdivisions) were less than 10% of shareholders' equity. At year-end 2001 and 2000, the amortized cost of securities issued by the state of Michigan and all its political subdivisions totaled $8,865,000 and $9,269,000 with an estimated market value of $9,061,000 and $9,457,000.

NOTE 3 - LOANS RECEIVABLE

Year-end loans receivable are as follows:

                                        2001              2000
-----------------------------------------------------------------
Real estate
   Secured by single family
      residential properties      $  55,892,943     $  57,944,647
   Secured by non-farm
      nonresidential properties      50,205,498        54,681,493
   Secured by farmland                2,246,543         2,734,550
   Secured by multi-family
      residential properties         14,356,263         6,781,837
Construction/land development        12,556,297        19,318,470
Installment loans                     6,997,245         7,709,801
Commercial                           25,757,900        27,662,446
-----------------------------------------------------------------
Gross loans receivable              168,012,689       176,833,244
Allowance for loan losses            (2,586,025)       (2,545,363)
-----------------------------------------------------------------
   Net loans receivable           $ 165,426,664     $ 174,287,881
=================================================================

Loans held for sale, included in real estate secured by single family residential properties, were $1,042,000 and $0 at year-end 2001 and 2000.

Certain directors and executive officers, including associates of such persons, were loan customers of Commercial during 2001 and 2000. A summary of aggregate related party loan activity for loans aggregating $60,000 or more to any related party is as follows:

                                    2001            2000
-----------------------------------------------------------
Balance at beginning of year   $ 7,486,000   $    6,679,000
New loans                        5,983,000        9,574,000
Repayments                      (6,724,000)      (8,737,000)
Other changes, net              (1,247,000)         (30,000)
-----------------------------------------------------------
Balance at end of year         $ 5,498,000   $    7,486,000
===========================================================

Other changes include adjustments for persons included in one reporting period that are not reported in the other reporting period.

NOTE 4 - ALLOWANCE FOR LOAN LOSSES

Activity in the allowance for loan losses was as follows:

                                     2001             2000            1999
------------------------------------------------------------------------------
Beginning balance                $ 2,545,363      $ 2,792,293      $ 2,343,976

Loan charge-offs                    (415,904)        (689,892)         (28,614)
Loan recoveries                       81,566           82,962          116,931
------------------------------------------------------------------------------
Net loan recoveries
(charge-offs)                       (334,338)        (606,930)          88,317
Provision for loan losses            375,000          360,000          360,000
------------------------------------------------------------------------------
Ending balance                   $ 2,586,025      $ 2,545,363      $ 2,792,293
===============================================================================

Impaired loans were as follows:

                                     2001             2000             1999
------------------------------------------------------------------------------
Year-end loans with
   allowance for loan
   losses allocated              $ 3,621,686      $   242,924      $   988,984
Year-end loans with
   no allowance
   for loan losses allocated              --               --               --
------------------------------------------------------------------------------
Total impaired loans             $ 3,621,686      $   242,924      $   988,984
===============================================================================

                    COMMERCIAL NATIONAL FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           December 31, 2001 and 2000


Additional information regarding impaired loans is as follows:

                                  2001         2000         1999
------------------------------------------------------------------
Amount of the
   allowance allocated$       $  31,730      $  1,200     $195,341
Average balance of
   impaired loans during
   the year                    4,692,348      909,387      555,446
Interest income
   recognized during
   impairment                    271,996           --           --
Cash-basis interest income
   recognized                    228,905           --           --

                                                        December 31,
                                                   2001             2000
-------------------------------------------------------------------------
Non-accrual loans                              $387,822         $354,214
Accruing loans past due 90 days or more          74,664               --
Restructured loans                                   --               --
-------------------------------------------------------------------------
    Total non-performing loans                 $462,486         $354,214
=========================================================================

Total non-performing loans
    as a percentage of total loans                  .28%             .20%
=========================================================================

NOTE 5 - LOAN SERVICING

Mortgage loans serviced for others are not reported as assets. These loans totaled $53,507,000 and $39,823,000 at year-end 2001 and 2000. Related escrow deposit balances were approximately $(3,000) and $(28,000).

NOTE 6 - PREMISES AND EQUIPMENT, NET

Year-end premises and equipment consist of:

                                     2001            2000
------------------------------------------------------------
Land                           $    775,395     $    310,689
Buildings and improvements        2,712,577        2,654,763
Equipment                         2,326,865        2,519,155
------------------------------------------------------------
   Total cost                     5,814,837        5,484,607
Less accumulated depreciation    (3,215,133)      (3,019,431)
------------------------------------------------------------
   Net premises and equipment  $  2,599,704     $  2,465,176
============================================================

Depreciation expense was $507,232, $545,696 and $603,482 in 2001, 2000 and 1999.

NOTE 7 - DEPOSITS

At year-end 2001, stated maturities of time deposits were as follows, for the years ending December 31:

2002                                    $    45,644,551
2003                                         10,425,381
2004                                          3,315,175
2005                                            939,993
2006                                            674,643
Thereafter                                      229,740
-------------------------------------------------------
   Total time deposits                  $    61,229,483
=======================================================

Time deposits in denominations of $100,000 or more were $16,703,000 and $26,711,000 at year-end 2001 and 2000.

At year-end 2001, stated maturities of time deposits in denominations of $100,000 or more were as follows:

In 3 months or less                    $    8,364,000
Over 3 through 6 months                     3,099,000
Over 6 through 12 months                    3,851,000
Over 12 months                              1,389,000
-----------------------------------------------------
  Total time deposits > $100,000       $   16,703,000
=====================================================

Related party deposits were $967,000 and $1,408,000 at year-end 2001 and 2000.

                    COMMERCIAL NATIONAL FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           December 31, 2001 and 2000


NOTE 8 - BORROWINGS

SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE

Information concerning securities sold under agreements to repurchase is summarized as follows:

                                     2001                2000
----------------------------------------------------------------
Amount outstanding at
   year-end                       $6,237,585         $8,023,767
Weighted average interest
   rate at year-end                     1.71%              5.90%
Average daily balance
   during the year                $8,458,557         $6,727,021
Weighted average interest
   rate during the year                 3.53%              5.95%
Maximum month end
   balance during the year        $7,863,415         $8,529,185

FEDERAL HOME LOAN BANK ADVANCES

Federal Home Loan Bank (FHLB) advances totaled $26,093,000 and $26,500,000 at year-end 2001 and 2000. Approximately $24,093,000 of the advances have fixed interest rates ranging from 4.26% to 7.31% at December 31, 2001 and $14,500,000 had fixed interest rates ranging from 5.04% to 7.31% at December 31, 2000.

Pursuant to collateral agreements with the Federal Home Loan Bank, in addition to Federal Home Loan Bank stock, advances are secured under a blanket lien arrangement by qualified 1-to-4 family mortgage loans, qualified multi-family loans and U.S. Government agency securities with a carrying value of approximately $50,521,000 and $56,727,000 at year-end 2001 and 2000.

At year-end 2001, scheduled principal reductions on these advances were as follows for the years ending December 31:

2002                                     $    4,649,946
2003                                          7,550,839
2004                                          3,866,746
2005                                          6,535,396
2006                                            565,800
Thereafter                                    2,923,824
-------------------------------------------------------
    Total FHLB advances                  $   26,092,551
=======================================================

OTHER SHORT-TERM BORROWINGS

During 2000, CNFC established a $1.5 million line of credit with a correspondent bank. The interest rate is LIBOR plus 1.75% and is fixed for periods of one, two or three months, generally determined at the option of the borrower. The line of credit is available for a period of 1 year. At December 31, 2001 and 2000, $0 and $700,000 was outstanding on the line.

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

Employer expense associated with funding the 401(k) plan was approximately $126,000, $108,000, and $102,000, in 2001, 2000, and 1999.

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

                    COMMERCIAL NATIONAL FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           December 31, 2001 and 2000


The fair value of options granted during 2001, 2000, and 1999 is estimated using the following weighted-average information:

                           2001         2000       1999
------------------------------------------------------------
Risk-free interest rate    5.10%        5.75%      6.20%
Expected life in years     9.2          4.6        5.0
Expected dividends         5.14%        4.67%      4.00%
Stock price volatility    48.74%       22.83%     10.00%

                                 2001            2000            1999
------------------------------------------------------------------------
Net income as reported       $ 3,202,588     $ 2,902,530     $ 2,730,872
Proforma net income            3,160,831       2,872,694       2,721,097

Basic earnings per share
   as reported               $       .91     $       .83     $       .78
Proforma basic earnings
   per share                 $       .90     $       .82     $       .78
Diluted earnings per
   share as reported         $       .90     $       .82     $       .78
Proforma diluted
   earnings per share        $       .89     $       .81     $       .78

Stock option plans are used to reward employees and provide them with an additional equity interest. Options issued to employees prior to 2001 were issued for a 7 year period with vesting occurring over a 5 year period. During 2001 the lives of all outstanding employee options were extended from 7 years to 10 year periods. The vesting schedule remained unchanged.

Options granted to directors prior to 2001 were issued for 2 year periods with vesting occurring after 6 months. During 2001 the lives of all outstanding director options were extended from 2 to 10 year periods.

On April 24, 2001, shareholders approved the 2001 Stock Option Incentive Plan. The plan allows for the issuance of 262,500 shares. The 1991 Stock Option Plan expired by its terms on April 22, 2001.

Information about option grants follows.

                                   Number      Weighted Average
                                 of Options     Exercise Price
---------------------------------------------------------------
Outstanding, beginning of 1999     79,694        $   8.45
   Granted                         37,176           10.65
   Exercised                      (17,766)           8.92
---------------------------------------------------------------
Outstanding, end of 1999           99,104            9.19
   Granted                         43,295           12.02
   Exercised                       (4,515)           9.09
---------------------------------------------------------------
OUTSTANDING, END OF 2000          137,884           10.08
   GRANTED                         53,810            9.52
   EXERCISED                       (3,853)           9.48
---------------------------------------------------------------
OUTSTANDING, END OF 2001          187,841        $   9.93
===============================================================

The weighted-average fair value of options granted in 2001, 2000, and 1999 was $3.26, $2.23, and $.90. At year-end 2001, options outstanding had a weighted-average remaining life of 7.6 years and a range of exercise price from $5.91 to $12.02.

Options exercisable at year-end are as follows:

                          Number       Weighted Average
                        of Options      Exercise Price
--------------------------------------------------------------
            1999          50,239           $ 7.83
            2000          66,555           $ 8.83
            2001          97,413           $ 9.33

NOTE 10 - FEDERAL INCOME TAXES

Income tax expense consists of:

                2001           2000            1999
-----------------------------------------------------
Current    $ 1,340,000     $ 1,189,185    $ 1,238,086
Deferred        (9,000)          3,815       (161,086)
-----------------------------------------------------
           $ 1,331,000     $ 1,193,000    $ 1,077,000
=====================================================

Income tax expense calculated at the statutory federal income tax rate of 34% differs from actual income tax expense as follows:

                                   2001              2000               1999
--------------------------------------------------------------------------------
Statutory rates               $ 1,541,420       $ 1,393,000        $ 1,295,000
Increase (decrease) from
Tax-exempt interest
   income                        (208,000)         (213,000)          (222,000)
Other, net                         (2,420)           13,000              4,000
--------------------------------------------------------------------------------
                              $ 1,331,000       $ 1,193,000        $ 1,077,000
================================================================================

                    COMMERCIAL NATIONAL FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           December 31, 2001 and 2000

Year-end deferred tax assets and liabilities consist of:

                                                     2001                2000
--------------------------------------------------------------------------------
Allowance for loan losses                         $ 504,000           $ 490,000
Accumulated depreciation                            (75,000)           (117,000)
Mortgage servicing rights                          (109,000)            (46,000)

Net unrealized gain on
  securities available for sale                    (194,000)           (107,000)
Other                                                (5,000)            (21,000)
--------------------------------------------------------------------------------
                                                    121,000             199,000
Valuation allowance                                      --                  --
--------------------------------------------------------------------------------
Net deferred tax asset                            $ 121,000           $ 199,000
================================================================================

NOTE 11 - EARNINGS PER SHARE

A reconciliation of the numerators and denominators of the basic earnings per share and diluted earnings per share computations for the years ended is presented below:

                                                2001              2000             1999
-------------------------------------------------------------------------------------------
BASIC EARNINGS PER SHARE:
Net income available to
  common shareholders                        $3,202,588        $2,902,530        $2,730,872
===========================================================================================

Weighted-average common
  shares outstanding for
  basic earnings per share                    3,528,351         3,511,607         3,492,304
===========================================================================================

BASIC EARNINGS PER SHARE $                          .91        $      .83        $      .78
===========================================================================================

DILUTED EARNINGS PER SHARE:
Net income available to
  common shareholders                        $ 3,202,588       $2,902,530        $2,730,872
===========================================================================================

Weighted-average common
  shares outstanding for
  basic earnings per share                    3,528,351         3,511,607         3,492,304

Add:
Dilutive effect of assumed exercise
  of stock options                               11,156            18,176            14,386
-------------------------------------------------------------------------------------------

Weighted-average common
  and dilutive additional potential
  common shares  outstanding                  3,539,507         3,529,783         3,506,690
===========================================================================================

Diluted earnings per share                   $      .90        $      .82        $      .78
===========================================================================================

Stock options for 101,478, 25,314, and 0 shares of common stock were not considered in computing diluted earnings per common share for 2001, 2000 and 1999 because they were antidilutive.

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

CASH RESERVE AND CLEARING BALANCES

At year-end 2001 and 2000, cash reserve and clearing balance requirements of $1,556,000 and $1,087,000 were required as

                    COMMERCIAL NATIONAL FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           December 31, 2001 and 2000

deposits with the Federal Reserve or as cash on hand. These balances do not earn interest.

LOAN COMMITMENTS

Commercial is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet financing needs of its customers. These financial instruments include commitments to make loans, unused lines of credit and standby letters of credit. Contractual amounts of these instruments represents the exposure to credit loss in the event of non-performance by the other party to financial instruments for commitments to make loans, unused lines of credit and standby letters of credit. Commercial follows the same credit policy to make such commitments as it uses for on-balance-sheet items.

Since many commitments to make loans expire without being used, the amount of commitments shown do not necessarily represent future cash commitments. No losses are anticipated as a result of these transactions. Collateral obtained upon exercise of commitments is determined using management's credit evaluation of the borrowers and may include real estate, business assets, deposits and other items. Commitments at year-end are as follows:

                                                          2001                      2000
--------------------------------------------------------------------------------------------
Commitments to extend credit                           $26,867,000               $19,256,000
Standby letters of credit                                  216,000                   200,000
-------------------------                                  -------                   -------
  Total commitments                                    $27,083,000               $19,456,000
============================================================================================

At December 31, 2001, fixed and variable interest rate commitments were $6,475,000 and $20,608,000. Fixed rate commitments interest rates and terms ranged from 5.50% to 16.20% and one year to fifteen years.

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

While these estimates of fair value are based on management's judgment of the most appropriate factors, there is no assurance that if Commercial had disposed of such items at December 31, 2001 and 2000, the estimated fair values would have been achieved. Market values may differ depending on various circumstances not taken into consideration in this methodology. The estimated fair values at December 31, 2001 and 2000 should not necessarily be considered to apply at subsequent dates.

                    COMMERCIAL NATIONAL FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           December 31, 2001 and 2000

Financial instruments at year-end are as follows, in thousands:

                                                2001                        2000
-------------------------------------------------------------------------------------------
                                     CARRYING         FAIR          Carrying        Fair
                                       VALUE          VALUE          Value          Value
-------------------------------------------------------------------------------------------
FINANCIAL ASSETS
Cash and cash equivalents            $  14,347      $  14,347      $   7,462      $   7,462
Securities                              27,968         28,202         27,932         28,131
FHLB stock                               1,391          1,391          1,391          1,391
Loans, net of allowance                165,427        168,981        174,288        171,968
Accrued interest receivable              1,222          1,222          1,555          1,555
-------------------------------------------------------------------------------------------
  Total financial assets             $ 210,355      $ 214,143      $ 212,628      $ 210,507
===========================================================================================

FINANCIAL LIABILITIES
Demand and savings deposits          $(101,349)     $(101,349)     $ (85,491)     $ (85,491)
Time deposits                          (61,229)       (62,985)       (72,303)       (72,943)
Securities sold under agreements
  to repurchase                         (6,238)        (6,238)        (8,024)        (8,024)
Other short-term borrowings               (137)          (137)        (1,770)        (1,770)
Federal Home Loan Bank advances        (26,093)       (27,050)       (26,500)       (26,433)
Accrued interest payable                  (387)          (387)          (611)          (611)
===========================================================================================
  Total financial liabilities        $(195,433)     $(198,146)     $(194,699)     $(195,272)
===========================================================================================

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

If only adequately capitalized, regulatory approval is required to accept brokered deposits. If undercapitalized, capital distributions, asset growth and expansion are limited. Plans for capital restoration are also required. The Corporation and Bank were categorized as well capitalized at year-end 2001 and 2000.

Commercial's primary source of funds to pay dividends to shareholders is the dividends received from the Bank. The Bank is subject to certain restrictions on the amount of dividends it may declare without prior regulatory approval. In 2002, the Bank may distribute to the Corporation, in addition to 2002 net profits, approximately $3,745,000 in dividends without prior approval from regulatory agencies.

                    COMMERCIAL NATIONAL FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           December 31, 2001 and 2000

Actual capital levels (in millions) and minimum required levels were:

                                                                                               Minimum Required
                                                                                                   To Be Well
                                                                                                  Capitalized
                                                                       Minimum Required           Under Prompt
                                                                         For Capital              Corrective
                                                     Actual            Adequacy Purposes      Action Regulations
                                              Amount        Ratio     Amount         Ratio    Amount        Ratio
2001
-----------------------------------------------------------------------------------------------------------------
TOTAL CAPITAL (TO RISK WEIGHTED ASSETS)
  CONSOLIDATED                               $  23.8         14.4%   $  13.2          8.0%   $  16.5         10.0%
  BANK                                          19.2         11.8       13.0          8.0       16.2         10.0
TIER 1 CAPITAL (TO RISK WEIGHTED ASSETS)
  CONSOLIDATED                                  21.7         13.1        6.6          4.0        9.9          6.0
  BANK                                          17.2         10.6        6.5          4.0        9.7          6.0
TIER 1 CAPITAL (TO AVERAGE ASSETS)
  CONSOLIDATED                                  21.7          9.7        8.9          4.0       11.1          5.0
  BANK                                          17.2          7.8        8.8          4.0       11.0          5.0


2000
-----------------------------------------------------------------------------------------------------------------
Total capital (to risk weighted assets)
  Consolidated                               $  22.0         13.1%   $  13.4          8.0%   $  16.7         10.0%
  Bank                                          18.2         11.4       12.8          8.0       16.0         10.0
Tier 1 capital (to risk weighted assets)
  Consolidated                                  19.9         11.9        6.7          4.0       10.0          6.0
  Bank                                          16.2         10.1        6.4          4.0        9.6          6.0
Tier 1 capital (to average assets)
  Consolidated                                  19.9          9.4        8.5          4.0       10.6          5.0
  Bank                                          16.2          7.8        8.3          4.0       10.4          5.0

NOTE 15 - PARENT CORPORATION CONDENSED

Following are condensed parent only financial statements.

                                                     CONDENSED BALANCE SHEETS
                                                           December 31,
                                                      2001              2000
--------------------------------------------------------------------------------
ASSETS
Cash                                               $ 1,949,287       $   485,357
Securities available for sale                               --         1,473,920
Investment in subsidiary                            17,622,056        16,348,098
Loans, net                                           3,097,132         3,037,233
Other assets                                            27,356            29,427
--------------------------------------------------------------------------------
  Total assets                                     $22,695,831       $21,374,035
================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY
Dividends payable                                  $   496,325       $   465,804
Borrowings                                                  --           700,000
Other liabilities                                      135,228            98,149
Shareholders' equity                                22,064,278        20,110,082
--------------------------------------------------------------------------------
  Total liabilities and
   shareholders' equity                            $22,695,831       $21,374,035
================================================================================

                    COMMERCIAL NATIONAL FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           December 31, 2001 and 2000

                                            CONDENSED STATEMENTS OF INCOME
                                              Years ended December 31,
                                       2001             2000             1999
---------------------------------------------------------------------------------
Dividends from subsidiary           $ 1,950,000      $ 2,073,000      $ 1,790,000
Interest and fees on loans              257,065          146,524          122,530
Interest on securities                    6,080           67,543           50,397
Gain/(loss) on sale of security         201,005             (228)              --
Other income                                908              163            2,600
---------------------------------------------------------------------------------
  Total income                        2,415,058        2,287,002        1,965,527
Provision for loan losses                    --               --           30,000
Interest expense                          3,602            9,754               --
  Other expense                          79,678           72,677           80,983
---------------------------------------------------------------------------------
Income before income taxes
  and equity in undistributed
  net income of subsidiary            2,331,778        2,204,571        1,854,544
Income tax expense                     (129,000)         (23,000)          (9,000)
Equity in undistributed
  net  income of subsidiary             999,810          720,959          885,328
---------------------------------------------------------------------------------
NET INCOME                          $ 3,202,588      $ 2,902,530      $ 2,730,872
=================================================================================


                                                       CONDENSED STATEMENTS OF CASH FLOWS
                                                           Years ended December 31,
                                                     2001             2000            1999
----------------------------------------------------------------------------------------------
CASH FLOWS FROM
  OPERATING ACTIVITIES
Net income                                       $ 3,202,588      $ 2,902,530      $ 2,730,872
Adjustment:
  Equity in undistributed net
   income                                           (999,810)        (720,959)        (885,328)
  Provision for loan losses                               --               --           30,000
  Amortization                                            --           12,286           22,745
  (Gain) Loss on sale of security                   (201,005)             228               --
  Net change in:
   Other assets                                        2,071           (3,583)          12,787
   Other liabilities                                  91,485           43,252            8,400
----------------------------------------------------------------------------------------------
Net cash from
  operating activities                             2,095,329        2,233,754        1,919,476
CASH FLOWS FROM
  INVESTING ACTIVITIES
Purchase of securities
  available for sale                                      --         (466,995)        (166,752)
Sales/maturities of securities
  available for sale                               1,514,905          500,000               --
Net change in loans                                (59,899)         1,409,504)      (1,657,729)
----------------------------------------------------------------------------------------------
Net cash from investing
  activities                                       1,455,006       (1,376,499)      (1,824,481)
CASH FLOWS FROM
  FINANCING ACTIVITIES
Borrowings                                          (700,000)         700,000               --
Dividends and fractional
  shares paid                                     (1,874,235)      (1,786,660)      (1,681,648)
Sale of common stock                                 732,349          676,752          887,248
Repurchase of common stock                          (244,519)        (987,536)        (288,443)
----------------------------------------------------------------------------------------------
  Net cash from
   financing activities                           (2,086,405)      (1,397,444)      (1,082,843)
----------------------------------------------------------------------------------------------
Net change in cash
  and cash equivalents                             1,463,930         (540,189)        (987,848)
Cash and cash equivalents
  at the beginning of year                           485,357        1,025,546        2,013,394
----------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS
  AT END OF YEAR                                 $ 1,949,287      $   485,357      $ 1,025,546
==============================================================================================

NOTE 16 - DIVIDEND REINVESTMENT PLAN

Commercial established a Dividend Reinvestment Plan for its shareholders in 1992. The Plan permits the issuance of previously authorized and unissued shares. As of December 31, 2001, 9,308 shares of authorized but unissued common stock were reserved for Plan requirements.

                    COMMERCIAL NATIONAL FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           December 31, 2001 and 2000

NOTE 17 - STOCK REPURCHASE PLAN

Commercial announced a stock repurchase plan in 1998. The Plan permits the repurchase of up to 347,700 shares of the Corporation's outstanding shares of common stock. As of December 31, 2001, Commercial had repurchased and retired 237,475 shares in accordance with the program.

NOTE 18 - QUARTERLY FINANCIAL DATA (UNAUDITED)

                       Interest        Net Interest           Net                 Earnings Per Share
                        Income            Income            Income              Basic         Diluted
-------------------------------------------------------------------------------------------------------
2001
-------------------------------------------------------------------------------------------------------
FIRST QUARTER         $4,229,556        $2,220,111        $  762,532        $       .22     $       .21
SECOND QUARTER         4,113,330         2,264,276           809,825                .23             .23
THIRD QUARTER          3,973,410         2,240,019           766,747                .22             .22
FOURTH QUARTER         3,780,930         2,227,784           863,484                .24             .24

2000
-------------------------------------------------------------------------------------------------------
First Quarter         $3,771,644        $2,219,515        $  690,449        $       .20     $       .19
Second Quarter         3,946,783         2,217,954           751,767                .21             .21
Third Quarter          4,196,281         2,255,214           731,982                .21             .21
Fourth Quarter         4,386,238         2,308,946           728,332                .21             .21

COMMON STOCK INFORMATION

Commercial National Financial Corporation common stock is listed on the NASD Over the Counter Bulletin Board under the symbol CEFC. Several brokers provide a market for the stock. Commercial is aware of a minimum of 686 shareholders of record and 3,547,700 common shares outstanding at December 31, 2001.

All prices have been adjusted for the 5% stock dividends issued in November 2001 and November 2000.

During 2001 and 2000 the price ranges of transactions reported were:

                             Shares                         Actual Price
                             Traded                            Range
------------------------------------------------------------------------------------
2001                                                  Low                    High
------------------------------------------------------------------------------------
FIRST QUARTER                16,600               $      8.69            $     10.48
SECOND QUARTER               25,400                      7.62                  10.00
THIRD QUARTER                 6,400                      8.81                  10.67
FOURTH QUARTER               25,700                      9.05                  11.00
------------------------------------------------------------------------------------
2000
------------------------------------------------------------------------------------
First Quarter                22,365               $     11.79            $     13.38
Second Quarter               23,940                     11.12                  12.25
Third Quarter                38,115                     11.34                  12.25
Fourth Quarter               12,915                     10.30                  12.86

DIVIDEND INFORMATION

The holders of Commercial National Financial Corporation common stock are entitled to dividends when, and if, declared by the Board of Directors of Commercial out of funds legally available for that purpose. The Board of Directors does not declare dividends based on any predetermined dividend policy but has paid regular quarterly cash dividends for the past twelve years.

The following table sets forth the dividends per share declared during 2001 and 2000. The dividends per share have been adjusted for the 5% stock dividends issued in November 2001 and November 2000.

                                                         2001                 2000
-----------------------------------------------------------------------------------
First Quarter                                           $   .13             $   .12
Second Quarter                                              .13                 .12
Third Quarter                                               .14                 .13
Fourth Quarter                                              .14                 .14
-----------------------------------------------------------------------------------
  Total dividends declared per share                    $   .54             $   .51
===================================================================================

                                EXECUTIVE OFFICERS
Jeffrey S. Barker         President and Chief Executive Officer
Patrick G. Duffy          Executive Vice President - Chief Financial Officer

                                BOARD OF DIRECTORS
Howard D. Poindexter      Chairperson of the Board, Manager of Poindexter Farms
Richard F. Abbott         Vice Chairperson of the Board, Retired EVP of the Corporation and Bank
Jefferson P. Arnold       Attorney, Arnold Law Office
Jeffrey S. Barker         President and CEO of the Corporation and Bank
Don J. Dewey              President and Funeral Director, Dewey Funeral Homes, Inc.
Patrick G. Duffy          Executive Vice President - Chief Financial Officer of the Corporation and Bank
David A. Ferguson         Member, Chodoka LLC
Kim C. Newson             President, Alma Hardware Corporation
Scott E. Sheldon          Owner, Kernen-Sheldon and Shepherd Insurance Agencies

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

Kevin D. Collison         Vice President - Commercial Lending - Ithaca
Thomas D. Cooper          Vice President - Commercial Lending - Ithaca
Jason E. Williams         Vice President - Commercial Lending - Greenville

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

Tamera L. Fisher          Loan Officer - Alma
Kathryn K. Greening       Loan Officer - Alma
Dawn K. Riley             Loan Officer - Greenville
Sherry L. Weber           Branch Supervisor - St. Louis

Cathy M. Patterson        Controller
Rebecca A. Smith          Administrative Assistant - Transfer Agent - Ithaca

                            COMMERCIAL BANK LOCATIONS

ALMA                 ITHACA               POMPEII              GREENVILLE                ST. LOUIS            MIDDLETON
301 NORTH STATE ST.  101 N. PINE RIVER*   105 E. FULTON ST.    101 NORTH LAFAYETT ST.*   104 N. MILL ST.*     101 NORTH NEWTON ST.*
Ph. (989) 463-2185   Ph. (989) 875-4144   Ph. (989) 838-2525   Ph. (616) 754-7166        Ph. (989) 681-5738   Ph. (989) 236-7236
Fax (989) 463-5996   Fax (989) 875-4534                        Fax (616) 754-2118        Fax (989) 681-3509   Fax (989) 236-7732

119 WEST CENTER*
Ph. (989) 463-3120

1500 WRIGHT AVE.*
Ph. (989) 463-3901

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

                                 TRANSFER AGENT

                    Commercial National Financial Corporation
                          Care of Ms. Rebecca A. Smith
                       101 North Pine River, P.O. Box 280
                             Ithaca, Michigan 48847

                             CORPORATE HEADQUARTERS

                              101 North Pine River
                             Ithaca, Michigan 48847
                              Phone (989) 875-4144
                               Fax (989) 875-4534

                               10-K AVAILABILITY

Commercial National's annual report on Form 10-K is available upon written request without charge from:

                   Commercial National Financial Corporation,
            Care of Mr. Patrick G. Duffy, Executive Vice President -
                            Chief Financial Officer,
                       101 North Pine River, P.O. Box 280
                             Ithaca, Michigan 48847
                              Phone (989) 875-4144

                                 MARKET MAKERS

WILLIAM KAHL    R. NICHOLAS BACH        MICHAEL T. SEEKELL      PETER VANDERSCHAAF      CHRISTOPHER TURNER      JAMES CRAWFORD
First Union     Howe Barnes             Robert W. Baird         Stifel, Nicolaus        McDonald & Co.          Raymond James
Securities      Investment Inc          & Co.                   & Co.
1-800-292-1960  1-800-800-4693          1-800-888-6200          1-800-676-0477          1-800-548-6011          1-800-521-9767