Form 10-K, Exhibit 13
period 2002-12-31
COMMERCIAL NATIONAL FINANCIAL CORP /MI
filed 2003-03-27
CIK 828535

                    COMMERCIAL NATIONAL FINANCIAL CORPORATION












                                   EXHIBIT 13

          INCORPORATED PORTIONS FROM 2002 ANNUAL REPORT TO SHAREHOLDERS

                                    CONTENTS

Report from the President.................................................................................        2

Selected Financial Data...................................................................................        3

Management's Discussion and Analysis......................................................................     4-18

Management's Responsibility for Financial Statements......................................................       19

Report of Independent Auditors............................................................................       20

Consolidated Balance Sheets...............................................................................       21

Consolidated Statements of Income.........................................................................       22

Consolidated Statements of Changes in Shareholders' Equity................................................       23

Consolidated Statements of Cash Flows.....................................................................       24

Notes to Consolidated Financial Statements................................................................    25-38

Common Stock and Dividend Information.....................................................................       39

Directors and Officers....................................................................................       40

Locations, Transfer Agent and Market Makers...............................................................       42



                              The cover photographs represent the exterior and interior of our new Greenville office located on M-57, just west of Greenville. The office opened on October 14, 2002. True North Architecture of Grand Rapids designed the building. Houseman Construction Company of Grand Rapids served as general contractor for the project.

                              The back cover photograph was taken at the flag raising ceremony conducted by American Legion Post 101.

To Our Shareholders:

The past year proved to be very challenging, as we knew it would be. Three major factors had a negative impact on the earnings for 2002, historically low interest rates, the slowing economy and our expansion in Greenville. Consequently, net income for 2002 declined slightly from last year's record level to $2,901,000.

During 2002, we continued our strong level of cash dividends, increasing from 51 cents per share to 54 cents per share adjusted for the twelfth consecutive 5% stock dividend paid in November 2002. Return on average equity was 12.6% for the year while total shareholder equity increased over 7% to $23,704,000, far exceeding any regulatory minimum capital requirements. Return on average assets was a respectable 1.28%.

We continue to stay focused on controlling our non-interest expenses. Non-interest expenses increased only 2.5% or $148,000 over the prior year. Our new Greenville headquarters construction and start up costs accounted for a major portion of that increase. Full time equivalent staffing rose from 74 to 79 over the course of 2002. However, this investment in highly skilled people will generate substantial returns in the months and years to come as we grow our business in the Greenville market.

The new Greenville facilities are featured on this year's cover. Commercial Bank Greenville operates as a locally controlled affiliate of Commercial Bank and is managed by a board of directors comprised of several Greenville area businessmen, Jerry L. Bayak, President of Commercial Bank Greenville; Andrew P. Shafley, Senior Vice President of Commercial Bank and myself as chairman of Commercial Bank Greenville. Jerry Bayak has more than 11 years in banking and served successfully in a similar capacity at First Community Bank in Cheboygan, Michigan. The remaining directors are Carl Barberi, Assistant Superintendent of Greenville Public Schools; Ed Koehn, President of Ed Koehn Ford Lincoln Mercury, Inc.; Jerry Pitcher, a local real estate developer and property manager; Brad Stauffer, Director of Corporate Finance for Northland Corporation and Wade Thornton, owner of the Winter Inn in Greenville. Making the day to day decisions within the local market permits us to compete more effectively in Greenville.

A very positive sign going forward is the 2002 loan growth. Total loans increased just over $16,000,000 to end 2002 at $184,400,000, up nearly 10%. We are fortunate to have a very talented and hardworking group of lenders as evidenced by our continued growth.

In order to help continue this growth we are currently in the process of opening a unique new office in Mt. Pleasant, Michigan. It will be located in the Tallgrass Office Park on Broomfield Road. Over the past several years we have developed some excellent business relationships in the Mt. Pleasant area and I am confident we can expand our business with this new office. It will be a rather small office by most standards, however, it is designed to service primarily commercial business customers with an exceptionally high level of personal service. By limiting both the size of the office and our staffing needs we anticipate that the office will be profitable very quickly.

If you have not visited our website recently I encourage you to do so at www.commercial-bank.com. You will find links to our mortgage website that allow customers to shop rates and products, as well as apply on line and be approved for their mortgage 24 hours a day 365 days a year. This exciting new feature has already increased our residential mortgage business and keeps us on the leading edge of technology in this very competitive segment of our business.

Thank you for your continued support and investment in Commercial National Financial Corporation.


Sincerely,





Jeffrey S. Barker
President and CEO

                             SELECTED FINANCIAL DATA

                                                    2002           2001          2000         1999           1998
--------------------------------------------------------------------------------------------------------------------
                                                       (In thousands except financial ratios and per share data)
FOR THE YEAR
   Net interest income                           $   8,922     $   8,952     $   9,002    $   8,416       $   7,559
   Provision for loan losses                          (681)         (375)         (360)        (360)           (360)
Noninterest income                                   1,823         1,842         1,026        1,099           1,355

Noninterest expense                                 (6,033)       (5,885)       (5,572)      (5,347)         (5,070)
--------------------------------------------------------------------------------------------------------------------
   Income before income tax expense                  4,031         4,534         4,096        3,808           3,484
   Income tax expense                               (1,130)       (1,331)       (1,193)      (1,077)           (924)
--------------------------------------------------------------------------------------------------------------------
     Net income                                  $   2,901     $   3,203     $   2,903    $   2,731       $   2,560
====================================================================================================================

AT YEAR END
   Total assets                                  $ 238,251     $ 218,398     $ 215,886    $ 191,022       $ 181,096
   Net loans                                       181,665       165,427       174,288      149,675         133,526
   Total deposits                                  166,059       162,579       157,794      147,204         141,175
   FHLB advances                                    32,807        26,093        26,500       16,500          11,500
   Shareholders' equity                             23,704        22,064        20,110       18,965          17,660

FINANCIAL RATIOS
   Return on average assets                          1.28%          1.48%         1.43%         1.47%         1.47%
   Return on average shareholders' equity           12.60          14.93         14.67         14.67         14.39
   Average shareholders' equity to average assets   10.14           9.90          9.74         10.04         10.19
   Allowance for loan losses to total loans          1.51           1.54          1.44          1.83          1.73
   Tier 1 leverage capital ratio                    10.00           9.74          9.35          9.98          9.92
   Total risk-based capital ratio                   14.21          14.38         13.14         14.27         14.26
   Dividend pay-out                                 70.35          59.48         62.23         63.37         57.68


PER SHARE DATA(1)
   Basic earnings                                $    .77      $     .86     $     .79      $    .74     $     .69
   Diluted earnings                                   .76            .86           .78           .74           .68
   Dividends declared                                 .54            .51           .48           .48           .41
   Book value, end of year                           6.24           5.92          5.48          5.14          4.87

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

On July 16, 1997, the Bank acquired an inactive insurance agency, Commercial National Financial Services Incorporated (the Agency). The Agency in turn purchased a minority interest in Michigan Bankers Title of Northern Michigan, LLC (the Title Agency). During 2000, Michigan Bankers Title of Northern Michigan was dissolved. The Agency made a similar investment in Michigan Bankers Title of Eastern Michigan. The investment in the Title Agency and the related dividends earned are not material.

The Bank established a relationship with The Centennial Group (Centennial), a financial planning group headquartered in Lansing, Michigan in 2000. Through customer referrals to a registered representative of Centennial, the Agency receives commissions for the placement of products and fee based services.

During 2001, Commercial Bank formed a mortgage company, CNFC Mortgage Corporation, 100% owned by Commercial Bank. CNFC Mortgage Corporation allows Commercial to pursue out of market mortgages and offer products and services not normally provided by community banks.

Business is concentrated primarily in a single industry segment - commercial banking. The Bank provides a full range of banking services to individuals, agricultural and commercial businesses and industries located in its service area. The Bank maintains a diversified loan portfolio, including loans to individuals for home mortgages, automobiles and personal expenditures, and loans to business enterprises for current operations and expansion. Commercial Bank offers a variety of deposit products, including checking, savings, money market, individual retirement accounts and certificates of deposit.

The principal markets for financial services are the mid-Michigan communities in which the Bank is located and the areas immediately surrounding these communities. The Bank serves these markets through nine locations in or near these communities. Commercial does not have any material foreign assets or income.

The principal source of revenue for Commercial is interest and fees on loans. On a consolidated basis, interest and fees on loans accounted for 79.47% of total revenue in 2002, 79.71% in 2001, and 83.80% in 2000. Interest on investment securities accounted for 7.82% of total revenue in 2002, 8.04% in 2001, and 8.82% in 2000.

--------------------------------------------------------------------------------
Highlights
--------------------------------------------------------------------------------

2002 COMPARED TO 2001
Net income for the year ended December 31, 2002 was $2,901,000, a $302,000 or 9.4% decrease from the $3,203,000 earned in 2001. The 2002 return on average equity decreased to 12.60% from 14.93% in 2001. The return on average assets for 2002 also decreased to 1.28% from 1.48% in 2001. Basic earnings per share decreased from $.86 per share for the year ending December 31, 2001 to $.77 per share for the year ending December 31, 2002.

Three major events affecting 2002 results were historically low interest rates, a slowing local economy and the Bank's expansion in the Greenville, Michigan market.

In an attempt to stimulate a slowing economy, the Federal Reserve lowered the discount rate from 1.75% at December 31, 2001 to 1.25% at December 31, 2002. This resulted in a 40 year low interest rate environment. The low interest rates continue to provide incentive to residential real estate mortgage customers to refinance their existing mortgage loans. Gain on loan sales increased $85,000 from the record $613,000 recorded in 2001.

The slowing economy negatively affected the Bank's loan portfolio. Non-performing loans increased from $462,000 at December 31, 2001 to $6 million at December 31, 2002. The increase in non-performing loans, led management to increase the provision for loan loss by $306,000. The interest income not recorded on the non-performing loans totaled $450,000. This had a negative impact on the Bank's margin which decreased from 4.46% for the year ending December 31, 2001 to 4.32% for the year ending December 31, 2002.

Our expansion into Greenville had a short-term negative impact on non-interest expense as management completed and staffed a new office. This new office resulted in an increase in personnel which increased salary, benefit and occupancy costs. In anticipation of the increased expenses of the new location, management has attempted to control costs in other areas of the Bank. Management was able to limit the overall increase in non-interest expense to $148,000 or 2.52% compared to the year ending December 31, 2001.

Total assets at December 31, 2002 increased $19.9 million to $238.3 million from $218.4 million at December 31, 2001. Total gross loans at December 31, 2002 increased $16.2 million compared to December 31, 2001. Increases in the commercial loan, and residential real estate loan portfolios were the primary source for the increased loan totals.

2001 COMPARED TO 2000
Net income for the year ended December 31, 2001 was $3,203,000, 10.3% or $300,000 more than the $2,903,000 earned in 2000. The 2001 return on average equity increased to 14.93% from 14.67% in 2000. The return on average assets for 2001 also increased slightly to 1.48% from 1.43% in 2000. Basic earnings per share increased from $.79 per share to $.86 per share.

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

--------------------------------------------------------------------------------
Net Interest Income
--------------------------------------------------------------------------------

The largest component of Commercial's operating income is net interest income. Net interest income is the difference between interest and fees earned on earning assets and the interest paid on deposits and other borrowings. A number of factors influence net interest income. These factors include: changes in volume and mix of interest-earning assets and interest-bearing liabilities, government monetary and fiscal policies, and national and local market interest rates. The performance of the loan portfolio can also influence net interest income.

The following table illustrates how, in general, rates have changed since December 31, 2000. The Treasury yield curve on October 16, 2001 reflects the initial response of the market to the events of September 11, 2001.

          December 31,  December 31,  October 16,  December 31,
              2002          2001          2001         2000
------------------------------------------------------------------
3 month       1.19%         1.72%        2.22%        5.09%
6 month       1.24%         1.81%        2.20%        5.79%
1 year        1.74%         3.18%        2.74%        5.43%
2 year        1.74%         3.18%        2.74%        5.15%
5 year        3.05%         4.43%        3.79%        5.01%
10 year       4.08%         5.10%        4.59%        5.11%
------------------------------------------------------------------

Average Balance Sheet and Analysis of Net Interest Income


                                                                            Years ended December 31,
                                            -------------2002---------    ------------2001-------------  -----------2000------------
                                            AVERAGE             YIELD/    Average               Yield/    Average             Yield/
                                            BALANCE   INTEREST   RATE     Balance     Interest   Rate     Balance   Interest   Rate
------------------------------------------------------------------------------------------------------------------------------------
                                                                              (Dollars in thousands)
Interest-earning assets:
  Loans receivable (1)(2)                  $ 179,831  $  12,755   7.09%  $ 172,714   $  14,379   8.33%   $ 164,389  $  14,591  8.88%
   Investment securities
     Taxable                                  14,723        773   5.25      15,118         884   5.85       15,711        941  5.99
     Tax-exempt (2)                            9,974        717   7.19      11,212         844   7.53       11,826        891  7.53
   Federal funds sold and
     other interest-bearing deposits           8,112        111   1.37       8,463         252   2.98        3,012        137  4.55
   Federal Home Loan Bank stock                1,495         91   6.09       1,391         104   7.48        1,391        115  8.27
                                           --------------------         ----------------------           --------------------
       Total interest-earning assets         214,135     14,447   6.75     208,898      16,463   7.88      196,329     16,675  8.49
Non-earning assets:
   Cash and due from banks                     5,100                         4,645                           4,848
   Premises and equipment, net                 2,953                         2,319                           2,593
   Other assets                                7,851                         3,570                           2,037
   Allowance for loan losses                  (2,888)                       (2,731)                         (2,777)
                                           ---------                     ---------                       ---------
       Total assets                        $ 227,151                     $ 216,701                       $ 203,030
                                           =========                     =========                       =========

Interest-bearing liabilities:
   Interest-bearing deposits
       Interest-bearing demand             $  28,371        152    .54   $  26,825         280   1.04    $  26,083        429  1.64
       Savings                                56,630      1,039   1.83      44,729       1,237   2.77       42,344      1,191  2.81
       Time                                   57,610      2,197   3.81      69,625       3,831   5.50       68,335      3,928  5.75
   Securities sold under agreements
     to repurchase                             9,398        156   1.66       8,462         313   3.70        6,727        400  5.95
   U.S. Treasury demand notes,
     Federal funds purchased, and
     other borrowings                            397          6   1.51         597          23   3.85          842         55  6.53
   Federal Home Loan Bank advances            29,227      1,641   5.61      23,715       1,461   6.16       19,369      1,296  6.69
                                           --------------------         ----------------------           --------------------
     Total interest-bearing liabilities      181,633      5,191   2.86     173,953       7,145   4.11      163,700      7,299  4.46
Noninterest-bearing liabilities:
   Noninterest-bearing demand                 19,675                        20,148                          18,382
   Other liabilities                           2,812                         1,152                           1,169
   Shareholders' equity                       23,031                        21,448                          19,779
                                           ---------                     ---------                       ---------
   Total liabilities and
     shareholders' equity                  $ 227,151                     $ 216,701                       $ 203,030
                                           =========                     =========                       =========

Net interest income/interest rate spread              $   9,256   3.89%              $   9,318   3.77%              $   9,376  4.03%
                                                      =========   ====               =========   ====               =========  ====


Net interest margin (3)                                           4.32%                          4.46%                         4.78%
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

(3)  Net interest earnings divided by average interest-earnings assets.

The following table analyzes the effect of volume and rate changes on interest income and expense for the periods indicated.

                                                                          Years ended December 31,
                                                        2 0 0 2                   2 0 0 1                     2 0 0 0
                                           ------COMPARED TO 2001-----  -----Compared to 2000---- -----Compared to 1999--------
                                              NET     AMOUNT   AMOUNT       Net    Amount  Amount     Net     Amount    Amount
                                           INCREASE   DUE TO   DUE TO    Increase  Due to  Due to  Increase   Due to    Due to
                                          (DECREASE)  VOLUME    RATE    (Decrease) Volume   Rate  (Decrease)  Volume     Rate
-------------------------------------------------------------------------------------------------------------------------------
                                                                            (In thousands)
Interest income:
   Loans receivable (1) (2)                 $(1,623)  $  505  $(2,128)   $  (212)  $  693  $(905)  $ 2,338    $ 1,896   $  442
   Investment securities:
     Taxable                                   (113)     (20)     (93)       (57)     (35)   (22)      (76)      (126)      50
     Tax-exempt (2)                            (127)     (89)     (38)       (47)     (46)    (1)      (83)       (38)     (45)
   Federal funds sold and
     other interest- bearing deposits          (141)      (5)    (136)       115      162    (47)      (14)       (40)      26
   Federal Home Loan Bank stock                 (13)       6      (19)       (11)      --    (11)        4         --        4
-------------------------------------------------------------------------------------------------------------------------------
     Total interest income                   (2,017)     397   (2,414)      (212)     774   (986)    2,169      1,692      477

Interest expense:
   Interest-bearing deposits
     Interest-bearing demand                   (128)       9     (137)      (149)       7   (156)        4         17      (13)
     Savings                                   (198)     218     (416)        46       66    (20)      143         33      110
     Time                                    (1,634)    (458)  (1,176)       (97)      71   (168)      911        540      371
   Securities sold under
     agreements to repurchase                  (158)      15     (173)       (87)      64   (151)       84          5       79
   U.S. Treasury demand notes, Federal
     funds purchased and other borrowings       (17)      (3)     (14)       (32)      (9)   (23)       24         13       11
   Federal Home Loan Bank advances              181      310     (129)       165      268   (103)      433        314      119
-------------------------------------------------------------------------------------------------------------------------------
   Total interest expense                    (1,954)      91   (2,045)      (154)     467   (621)    1,599        922      677
-------------------------------------------------------------------------------------------------------------------------------
   Net interest income                      $   (63)  $  306  $  (369)   $   (58)  $  307  $(365)  $   570    $   770   $ (200)
===============================================================================================================================

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

2002 COMPARED TO 2001
During 2002 interest rates continued to fall in response to a slowing national economy. The Federal Reserve Open Market Committee decreased the discount rate 50 basis points during 2002. This was in addition to the 475 basis point decrease in the discount rate during 2001. Interest rates, in general, reached 40 year lows. The low interest rates continued to provide home owners with incentive to refinance their mortgage loans. In addition, business loan customers were also requesting to refinance loans at lower interest rates.

In response, management continued to lower deposit rates. Despite lowering deposit rates, deposit balances increased as customers sought liquidity and safety.

Loan growth continued to positively impact net interest income. Despite a slowing economy, average loan balances increased $7.1 million. The additional interest income helped offset the decrease in net interest income due to decreased yields on earning assets.

Negatively impacting margin is the interest income not recorded on non-performing loans. During 2002, interest that was not recorded on loans placed on non-accrual totaled $450,000. Had this income been recorded during 2002, margin would have been 4.53% instead of 4.32%.

2001 COMPARED TO 2000
During 2001 interest rates changed in response to a slowing national economy and the events of September 11th. The Federal Reserve Open Market Committee decreased the discount rate 475 basis points during 2001. The Bank's prime lending rate correspondingly decreased from 9.50% at December 31, 2000 to 4.75% at December 31, 2001.

In response to the decrease in interest rates during 2001, the Bank attempted to lower the cost of interest-bearing liabilities. However, time deposits and FHLB advances did not reprice as quickly as the yields on earning assets decreased.

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

--------------------------------------------------------------------------------
Noninterest Income
--------------------------------------------------------------------------------

2002 COMPARED TO 2001
Noninterest income for the year ended December 31, 2002 was $1,824,000 compared to $1,841,000 for the year ended December 31, 2001.

As of December 31, 2001 management noted an increase in residential real estate mortgage rates and a corresponding decrease in residential real estate mortgage applications. Management anticipated a slow down in the refinancing activity during the first quarter of 2002. However, mortgage rates decreased during 2002 to 40 year lows. As a result, the Bank experienced significant mortgage refinancing activity again during 2002. The Bank originated and sold $32.7 million in residential mortgage loans during 2002 compared to the record $33.4 million in 2001. The Bank was able to average a slightly higher gain on the loans sold during 2002.

During September of 2001, the Bank purchased $3 million in bank owned life insurance policies. The year ending December 31, 2002 reflects a full year of dividends earned on the investment. No additional purchases were made during 2002.

During 2001, Commercial recorded $211,000 in net gains on the sale of securities. The sale of equity securities held by the holding company accounted for $201,000 of the gain. The $201,000 gain was non-recurring.

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

During 2001, Commercial recorded $211,000 in net gains on the sale of securities. The sale of equity securities held by the holding company accounted for $201,000 of the gain.

                            Years ended December 31,
                                    2002      2001    2000
-----------------------------------------------------------
                                       (In thousands)
Service charge and fees            $  494   $  453   $  444
Net gains on mortgage loan sales      698      613       83
Dividends on bank owned life
   insurance                          181       50       --
Receivable financing fees             158      227      237
Net gains on sale of securities        28      211       --
Other                                 265      287      262
-----------------------------------------------------------
   Total noninterest income        $1,824   $1,841   $1,026
===========================================================

--------------------------------------------------------------------------------
Noninterest Expense
--------------------------------------------------------------------------------

                            Years ended December 31,
                                     2002       2001      2000
--------------------------------------------------------------
                                          (In thousands)
Salaries                            $2,689    $2,570    $2,362
Employee benefits                      665       660       595
Furniture and equipment                603       658       679
Professional fees                      343       354       302
Occupancy                              328       314       327
Printing and supplies                  197       186       181
Director fees                          182       156       165
Telephone                              146       127       121
Postage                                102        87        89
Advertising                             84        71        74
Other insurance                         60        55        63
Other taxes                             54        47       113
FDIC insurance                          31        31        30
Other expenses                         549       569       471
--------------------------------------------------------------
   Total noninterest expense        $6,033    $5,885    $5,572
==============================================================

Efficiency Ratio                     54.45%    52.74%    53.67%
==============================================================

Noninterest expense as percentage
   of average assets                  2.66%     2.72%     2.74%
==============================================================

Salaries and employee benefits as
   a percentage of average assets     1.48%     1.49%     1.46%
==============================================================

2002 COMPARED TO 2001
Noninterest expense for the year ending December 31, 2002 increased $148,000 or 2.5%. Commercial's efficiency ratio increased from 52.74% to 54.45%.

During October of 2002, the Bank opened a new office in Greenville, Michigan. Costs associated with opening this office negatively impacted several expense categories including salaries, employee benefits, occupancy, postage, printing and supplies, advertising, telephone and director fees. Management anticipates that the new office will reach break even early in 2003.

Salary expense increased $119,000 or 4.6%. The increase primarily reflects normal salary adjustments and the addition of staff at the new Greenville office. The new Greenville employees were hired during the third and fourth quarters of 2002. Full time equivalents increased from 74 at December 31, 2001 to 79 at December 31, 2002.

Director fees, for the year ending December 31, 2002, compared to December 31, 2001, increased $26,000 partially related to the addition of a Greenville affiliate board of directors.

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

Professional fees increased $52,000 or 17.1%. Cost of forming CNFC Mortgage Corporation was the primary cause of the increase. Management also uses third parties to support or replace some functions previously performed by Bank personnel. For example, during 2001, management contracted with third party providers to conduct security testing of the Bank's electronic banking platform. This testing provides independent assurance by industry experts that our electronic banking system is secure. Management will continue to use external expertise to assist in managing risk and identifying opportunities for growth where appropriate.

Other taxes decreased from $113,000 during 2000 to $47,000 in 2001. Tax benefits associated with forming CNFC Mortgage Corporation helped reduce the Michigan Single Business Tax expense during 2001.

--------------------------------------------------------------------------------
Income Tax Expense
--------------------------------------------------------------------------------

Commercial's 2002 income tax expense was $1,130,000 compared to $1,331,000 in 2001 and $1,193,000 in 2000. The increase from 2000 through 2001 was primarily the result of increased income before income tax and a decrease in tax-exempt interest income in relation to total pretax income. The decrease in income tax expense for 2002 was primarily due to a lower pretax net income and a decrease in tax-exempt interest. The average balance in tax-exempt securities decreased $1,238,000 in 2002, $614,000 in 2001 and $505,000 during 2000.

The statutory federal tax rate during 2002, 2001, and 2000, was 34%. Commercial's effective tax rate was lower than the statutory rate in all three years, primarily due to tax-exempt interest income. The effective tax rate was 28.03% in 2002, 29.35% in 2001, and 29.13% in 2000.

--------------------------------------------------------------------------------
Investment Portfolio
--------------------------------------------------------------------------------

Commercial's Asset/Liability Management Committee ("Committee") is responsible for developing investment guidelines and strategies. The Committee uses an investment advisor to help select appropriate investments for the portfolio. Decisions to purchase securities and the maturity date selected are coordinated with an overall plan to manage liquidity and interest rate exposure.

For example, the U.S. Treasury and government agency securities identified as available for sale are laddered to mature over five years with the intent of achieving a three year average life. The investment time horizon and the average life are periodically adjusted to reflect the effects of loan demand, cost of funding and the interest rate environment. In the current low interest rate environment, management is electing to shorten the average maturity. The Committee has also elected to use callable government agency securities to provide protection in the event that interest rates rise. The book value of callable securities totaled $8.5 million at December 31, 2002 compared to $8.6 million at December 31, 2001.

The Committee does not invest in derivative securities. Commercial holds no impaired securities at December 31, 2002. As of December 31, 2002, the aggregate book value of investment securities issued by the State of Michigan and all its political subdivisions totaled $6.4 million with an aggregate market value of $6.4 million.

The following table shows securities by classification as of December 31, 2002, the amounts and weighted-average yields by maturity period:

----------------------------------------------------------------MATURING--------------------------------------------------------
                                 Within           After One But       After Five But           After
                                  One             Within Five          Within Ten               Ten
                                  Year                Years                Years               Years                Total
                            Amount     Yield    Amount     Yield      Amount     Yield     Amount   Yield     Amount      Yield
--------------------------------------------------------------------------------------------------------------------------------
AVAILABLE FOR SALE
U.S. Treasuries
and  government
   agencies              $ 9,203,187   3.75%  $ 6,900,738   5.81%  $        --           $      --          $16,103,925   4.61%
State and municipal(1)       279,334   5.57%    2,374,237   5.89%    1,690,964    6.67%    395,210   6,23%    4,739,745   6.23%
Other                        502,226   4.97%           --                   --                  --              502,226   4.97%
-----------------------------------------------------------------------------------------------------------------------
   Total                 $ 9,984,747          $ 9,274,975          $ 1,690,964           $ 395,210          $21,345,896
=======================================================================================================================

Held to Maturity
State and
    municipal(1)         $ 1,636,431   6.90%  $ 2,872,594   7.18%  $   180,000    9.12%  $      --          $ 4,689,025   7.16%
-----------------------------------------------------------------------------------------------------------------------
   Total                 $ 1,636,431          $ 2,872,594          $   180,000           $      --          $ 4,689,025
=======================================================================================================================


(1) Yields on tax-exempt securities are computed on a fully taxable-equivalent basis

The amortized cost of investment securities, as of the dates indicated, are summarized as follows:

                                                              December 31,
                                    2 0 0 2                      2 0 0 1                        2 0 0 0
                           AVAILABLE       HELD TO       Available      Held to        Available       Held to
                           FOR SALE       MATURITY       for Sale       Maturity        for Sale       Maturity
---------------------------------------------------------------------------------------------------------------
                                                              (In thousands)
U.S. Treasuries and
 government agencies        $15,627        $    --        $14,588        $    --        $13,994        $    --
State and municipal           4,544          4,689          4,224          7,497          3,393          8,526
Other                           501             --          1,090             --          1,706             --
---------------------------------------------------------------------------------------------------------------
Total                       $20,672        $ 4,689        $19,902        $ 7,497        $19,093        $ 8,526
===============================================================================================================


--------------------------------------------------------------------------------
Loan Portfolio
--------------------------------------------------------------------------------

The following table presents the amount of loans outstanding by loan type:

                                                                     December 31,
                                   2002               2001                2000                1999                1998
-----------------------------------------------------------------------------------------------------------------------
                                                                    (In thousands)
Commercial, financial and
   agricultural              $   104,092         $    92,566         $    91,860        $    80,116         $    70,272
Real estate - construction        11,952              12,556              19,318             16,145              11,127
Real estate - mortgage            61,652              55,893              57,945             47,085              42,988
Consumer and other                 6,752               6,998               7,710              9,121              11,483
-----------------------------------------------------------------------------------------------------------------------
   Total loans               $   184,448         $   168,013         $   176,833        $   152,467         $   135,870
=======================================================================================================================

The following table shows the maturity of loans (excluding real estate-mortgage and consumer and other loans) outstanding at December 31, 2002. Also provided are the amounts due after one year, classified according to their sensitivity to changes in interest rates.

                                                                Due             Due
                                                Due          After One       After Five         Due
                                               Within        But Within      But Within        After
                                              One Year       Five Years      Ten Years       Ten Years          Total
----------------------------------------------------------------------------------------------------------------------
Commercial, financial and agricultural        $ 27,108        $ 66,399        $  9,871        $    714        $104,092
Real estate - construction                       5,392           3,554           1,438           1,568          11,952
----------------------------------------------------------------------------------------------------------------------
   Total                                      $ 32,500        $ 69,953        $ 11,309        $  2,282        $116,044
======================================================================================================================

Loans due after one year:
   Fixed rate                                 $ 59,775
   Floating or adjustable rate                  23,769
------------------------------------------------------
   Total                                      $ 83,544
======================================================

Lending efforts are concentrated primarily in the Michigan communities in which Commercial's branches are located. Commercial also finances projects in other communities generally as a result of supporting the business activities of our customers and their related interests. Commercial has no foreign loans.

2002 COMPARED TO 2001
Total loans increased $16.4 million or 9.8% during 2002. The Bank's lenders are primarily focused on developing residential real estate markets and business loan customers. Both areas increased during 2002. Commercial, financial and agricultural loan category grew $11.5 million or 12.5%. Real estate-mortgages increased $5.8 million or 10.3%.

2001 COMPARED TO 2000
Total loans decreased $8.8 million or 5.0% during 2001. Loan demand decreased in response to the slowing economy. This is best reflected in the real estate-construction category, which decreased $6.8 million. Management also elected to sell the majority of 15 and 30 year fixed rate residential real estate loans originated during 2001. The result was a decrease in real estate mortgages of $2.1 million.

--------------------------------------------------------------------------------
Asset Quality
--------------------------------------------------------------------------------

The following table summarizes non-accrual, past due and restructured loans:

                                                                              December 31,
                                                    2002           2001           2000           1999           1998
----------------------------------------------------------------------------------------------------------------------
                                                                             (In thousands)
Non-accrual loans                                  $5,676         $  388         $  354         $  963         $   25
Accruing loans past due 90 days or more                --             75             --             14             30
Restructured loans                                    349             --             --             --             37
----------------------------------------------------------------------------------------------------------------------
   Total non-performing loans                       6,025            463            354            977             92
Repossessed assets, and other real estate             121          1,000             42             --             --
----------------------------------------------------------------------------------------------------------------------
   Total non-performing assets                     $6,146         $1,463         $  396         $  977         $   92
======================================================================================================================
Total non-performing loans
   as a percentage of total loans                    3.27%           .28%           .20%           .65%           .07%
======================================================================================================================
Total non-performing assets as a percentage
   of total assets                                   2.58%           .67%           .18%           .51%           .05%
======================================================================================================================

Through Officer and Director Loan Committees, management reviews and monitors the quality of the various loan portfolios. Loan performance is also reviewed annually by independent, external loan review personnel. The scope of the independent loan review is established by the Audit Committee. Independent loan review results are communicated in writing to the Audit Committee and the Board of Directors.

Loans are placed on non-accrual status when principal or interest is past due 90 days or more, the loan is not well-secured, and is in the process of collection or when reasonable doubt exists concerning collectibility of interest or principal. Any interest previously accrued in the current period, but not collected, is reversed and charged against current earnings.

As of December 31, 2002 there were no concentrations of loans exceeding 10% of total loans.

Non-performing loans have increased from $463,000 to $6.0 million, a $5.6 million increase. The $6.0 million represents six business loan relationships. In addition to the $6.0 million in non-performing loans, management has identified an additional $2.6 million as impaired, which are still accruing. These customers are current and paying all loans as agreed as of December 31, 2002.

--------------------------------------------------------------------------------
Provision  and Allowance for Loan Losses
--------------------------------------------------------------------------------

The provision for loan losses is the amount added to the allowance for loan losses to absorb losses that are currently believed to have been incurred. The loan loss provision is based on historical loss experience, loan growth, performance of the portfolio, and general market conditions, which, in management's judgment, deserve current recognition in maintaining an adequate allowance for loan losses. During 2002, Commercial modified its methodology to more accurately reflect the performance of its portfolio over time. The effect of this change has been to reduce the unallocated portion of the allowance for loan loss compared to prior years.

Management classifies loans into one of three classifications for the purpose of calculating the appropriate allowance for loan loss: non-classified, watch loans and substandard/doubtful loans. Within these three classifications management has identified four loan categories: personal, credit lines, residential real estate and business.

Non-classified loans are loans that are viewed as homogeneous categories. These loans are generally current and performing as agreed. Commercial establishes a reserve on these categories of non-classified loans using historical loss experience. The loss experience is updated at least annually.

Watch credits are loans that management has identified as having some change that requires additional loan officer monitoring. These loans are generally paying as agreed, however, the ability to meet debt obligations, while adequate, has deteriorated. These loans are generally not considered impaired.

Substandard and doubtful loans are commercial loans that management reviews for impairment under FAS 114 and 118. Management reviews these loans individually for impairment using either the present value of expected cash flow or the value of collateral. Loans in this category can be impaired, non-performing, both nor neither. Generally, loans in this category are considered impaired. A specific reserve is calculated for each loan however, the total allowance is available for any loan.

2002 COMPARED TO 2001
For purposes of evaluating the adequacy of the allowance, the performance of the loan portfolio is divided into three categories of loans: residential mortgages, consumer and business loans. A general provision is determined for each of these categories using the historical loss experience of each category over the last five years.

Historically, Commercial's loan portfolio can be described as performing well, except for periodic problems with one or two business loan customers. Commercial recorded net charge-offs of $484,000 for the year. Of the $538,000 in gross charge-offs, $511,000 relates to one business loan relationship. Excluding this charge-off, Commercial recorded net recoveries of $27,000.

The residential real estate loan portfolio has experienced net recoveries during the last five calendar years of $70,000. Management exited the indirect automobile market approximately 5 years ago and focused consumer lending efforts at our existing customer base. As a result, the consumer loan portfolio has experienced net recoveries in three of the last five calendar years. The Bank has recorded a total of net consumer loan recoveries for the last four calendar years of $5,000. Despite a slowing economy, the consumer and residential real estate portfolios continue to perform at levels consistent with prior years.

The business loan portfolio, however, is not performing as well compared to historical trends. In accordance with SFAS No. 114 and 118, management identifies specific loans that are experiencing financial difficulty, evaluates each loan for impairment and attempts to identify a specific allocation of the allowance for each loan. The dollar amount of loans identified as impaired has increased from $463,000 at December 31, 2001 to $8.7 million at December 31, 2002. Of the $8.7 million, management has placed $5.7 million on non-accrual.

Though this trend is negative and does warrant an increase in the allowance for loan loss, there are mitigating circumstances which management believes limits the need to increase the allowance above current levels: Commercial Bank is receiving regular payments on all but one of the loans placed on non-accrual, and management believes the loss exposure related to $3.6 million of non-accrual loans is zero based on an assessment of collateral and the current operating condition of the businesses.

The loans identified as non-performing and impaired are generally well secured by real estate. Of the $8.7 million identified as impaired $5.9 million have specific allocations. The total allocated to the impaired loans is $2.1 million with approximately $1.5 million allocated to one loan relationship.

Though no assurance can be provided that the financial condition of these customers will continue to improve, there are indications that the financial condition of the non-accrual loan customers is generally stable with positive short-term outlooks. For these reasons, management increased the provision for loan losses from $375,000 during 2001 to $681,000 during 2002.

2001 COMPARED TO 2000
Management noted that the combination of interest rate increases implemented by the Federal Reserve during 2000 and events of September 11th slowed the economy. In addition to anecdotal evidence that the local economy slowed, management noted an increase in past due loans.

For these reasons, management increased the provision for loan losses to $375,000 for 2001 from $360,000 in 2000.

The allowance for loan losses has been allocated according to the amount deemed to be reasonably necessary to provide for the probability of losses being incurred as follows:

                                                                            December 31,
                                    2 0 0 2              2 0 0 1              2 0 0 0             1 9 9 9             1 9 9 8
                                        PERCENT               Percent              Percent              Percent            Percent
                                        OF LOANS              of Loans             of Loans             of Loans           of Loans
                                        TO TOTAL              to Total             to Total             to Total           to Total
                             ALLOWANCE    LOANS    Allowance    Loans   Allowance    Loans   Allowance   Loans   Allowance   Loans
-----------------------------------------------------------------------------------------------------------------------------------
                                                                           (In thousands)
Commercial, financial
   and agricultural            $2,398     56.43%     $  993     55.09%    $1,265     51.95%   $1,352     52.55%    $  596    51.72%
Real estate - construction         26      6.48          15      7.47         17     10.92        --     10.59         --     8.19
Real estate - mortgage            122     33.43         114     33.27        120     32.77       100     30.88         96    31.64
Consumer and other                 92      3.66         342      4.17        427      4.36       351      5.98        362     8.45
Unallocated                       145        --       1,122        --        716        --       989        --      1,290       --
-----------------------------------------------------------------------------------------------------------------------------------
   Total                       $2,783    100.00%     $2,586    100.00%    $2,545    100.00%   $2,792    100.00%    $2,344   100.00%
===================================================================================================================================


The following table summarizes changes in the allowance for possible loan losses.

                                                                             Years ended December 31,
                                                            2002          2001          2000          1999          1998
----------------------------------------------------------------------------------------------------------------------------
                                                                                  (In thousands)
Loans
Amount of loans outstanding at
       end of year                                       $ 184,448     $ 168,013     $ 176,833     $ 152,467     $ 135,870
============================================================================================================================
Daily average of loans
       outstanding for the year                          $ 179,831     $ 172,714     $ 164,389     $ 143,026     $ 128,312
============================================================================================================================

Balance of allowance at beginning of year                $   2,586     $   2,545     $   2,792     $   2,344     $   2,064
Loans charged off:
       Commercial, financial and agricultural                 (511)         (389)         (662)           --           (33)
       Real estate - mortgage                                   --            --            --            --            --
       Consumer and other                                      (27)          (27)          (28)          (29)         (139)
----------------------------------------------------------------------------------------------------------------------------
              Total loans charged off                         (538)         (416)         (690)          (29)         (172)
----------------------------------------------------------------------------------------------------------------------------

Recoveries of loans previously charged off:
       Commercial, financial, and agricultural                  26            48            10            76            33
       Real estate - mortgage                                   --             1            44            15            10
       Consumer and other                                       28            33            29            26            49
----------------------------------------------------------------------------------------------------------------------------
              Total recoveries                                  54            82            83           117            92
----------------------------------------------------------------------------------------------------------------------------
              Net (charge-offs)/recoveries                    (484)         (334)         (607)           88           (80)
       Provision for loan losses (1)                           681           375           360           360           360
----------------------------------------------------------------------------------------------------------------------------
Allowance at end of period                               $   2,783     $   2,586     $   2,545     $   2,792     $   2,344
============================================================================================================================

Ratio of net (charge-offs)/recoveries during period to
       average loans outstanding during
       the period                                             (.27)%        (.19)%        (.37)%         .06%         (.06)%
============================================================================================================================

Ratio of allowance for loan losses to
       loans outstanding at end of period                     1.51%         1.54%         1.44%         1.83%         1.73%
============================================================================================================================

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

At December 31, 2002, Commercial had $6.9 million in Federal Funds sold compared to $5.0 at December 31, 2001. The Bank also has $3.9 million of additional borrowing capacity, based on the collateral formula, at the Federal Home Loan Bank and $9.0 million of borrowing capacity with correspondent banks. The Federal Reserve also approved the Bank for a $1.5 million line of credit with the Federal Reserve Discount Window.

During 2002, Commercial generated $4.5 million in cash from operating activities. All of these sources are available to meet cash flow needs of loan and deposit customers.

Commercial also needs cash to pay dividends to its shareholders. The primary source of cash is the dividends paid to the parent by the Bank. Management believes that cash from operations is sufficient to supply the cash needed to continue paying a reasonable dividend. Commercial was also approved for a $1.5 million line of credit with a correspondent institution that expired in the fourth quarter of 2002. At December 31, 2002 Commercial was negotiating a replacement line of credit. This line of credit, however, is currently not available.

--------------------------------------------------------------------------------
Capital Resources
--------------------------------------------------------------------------------

At December 31, 2002, capital totaled $23,704,000. Management monitors the capital levels of the Corporation and the Bank to provide for current and future business opportunities and to meet regulatory guidelines for "well capitalized" institutions. "Well capitalized" institutions are eligible for reduced FDIC premiums, and also enjoy other reduced regulatory restrictions.

At December 31, 2002, the Corporation and the Bank exceeded all regulatory minimum capital requirements and are considered to be "well capitalized".

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

Interest rate risk (IRR) is the exposure of a banking organization's financial condition to movements in interest rates. Accepting this risk can be an important source of profitability and stockholder value; however, excessive levels of IRR could pose a threat to earnings and capital. Accordingly, effective risk management that maintains IRR at prudent levels is essential to Commercial's safety and soundness. Evaluating the quantitative level of IRR exposure requires the assessment of existing and potential future effects of changes in interest rates on its consolidated financial condition, including capital adequacy, earnings, liquidity, and, where appropriate, asset quality. Commercial's Asset/Liability Committee ("Committee") is responsible for managing this process.

Commercial derives the majority of income from the excess of interest collected over interest paid. The rates of interest earned on its assets and owed on its liabilities generally are established contractually for a period of time. Since market interest rates change over time, Commercial is exposed to lower profit margins (or losses) if it cannot adapt to interest rate changes.

Commercial is also subject to repayment risk when interest rates fall. For example, mortgage loans and other financial assets may be prepaid by a debtor so that the debtor may refinance their obligations at lower rates. Prepayment of assets carrying higher rates reduces interest income and overall asset yields.

Fluctuating interest rates and prepayment risk provide a challenge in managing the net interest income of the Bank. For example: the Bank may fund a 15 year fixed rate residential real estate loan with a long term amortizing Federal Home Loan Bank Advance. In a stable interest rate environment, the Bank can reasonably predict the net interest income earned. However, if rates fall significantly, the residential mortgage customer may refinance their mortgage at a lower rate. The Bank continues to pay the higher rate on the Federal Home Loan Bank advance, thus eroding net interest income. In an alternative scenario, the Bank funds the same 15 year fixed rate residential real estate loan with 1 year certificates of deposits. If rates rise at the end of one year, the Bank will pay more interest to continue to fund the residential mortgage loan with 1 year certificates of deposit. The net interest income will be lower in year two than it was in the first year of the mortgage loan.

An additional challenge management faces in managing net interest income is the fact that what would maximize net interest income to the Bank may be in conflict with the customers request for products and services. In the current low interest rate environment, management believes that there is greater risk that interest rates will rise over time rather than fall. Management would prefer to offer variable rate loan products that would reprice upward as interest rates rise. However, our loan customers are generally requesting long term fixed rate loans. On the funding side, management would like to extend the maturities of its liabilities to match the loan customers request for longer term fixed rate loans. However, our deposit customers are reluctant to commit to long term certificate of deposits.

Commercial's primary tool in measuring interest rate risk is to perform a simulation analysis. This analysis forecasts the effect of various interest rate changes on the balance sheet, economic value of equity, net interest income and net income. One common scenario performed by the Committee is to "shock" the balance sheet by assuming that Commercial has just experienced an immediate and parallel shift in the yield curve up or down 200 basis points. The model, using data and assumptions determined by management, reprice assets and liabilities at new market rates. The objective of this testing is to determine how the Bank's net interest income and the economic value of equity are affected by extreme changes in interest rates. These results are recorded and compared to previous results. Management performs this calculation quarterly.

The limitation to this methodology is that the interest rate curve rarely shifts 200 basis points immediate and parallel. In addition, a downward 200 basis point shift in today's interest rate environment is not likely. Management is in the process of evaluating software that would allow for comparison of alternative interest rate scenarios, and provide management with better information to assess alternative funding and investing strategies.

The following table illustrates how Commercial's net interest income might be affected by a 200 basis point immediate and parallel shift in the yield curve. The Committee applies the percentage change anticipated in net interest income to the net interest income actually earned to determine if the change is within acceptable limits. In the current low interest rate environment Commercial's net interest income might decrease $539,000 if interest rates increase 200 basis points in an immediate parallel shift in the yield curve. This compares to a $225,000 decrease for the year ending December 31, 2001.


                                      Net Interest                Percentage                 Projected
                                        Income at               Change in Net              Net Interest
Interest rate change                December 31, 2002           Interest Income               Income
-------------------------------------------------------------------------------------------------------
-200 BASIS POINTS                  $    8,922,000                    (1.56)%                8,782,000
0 BASIS POINTS                          8,922,000                     0.00                  8,922,000
+200 BASIS POINTS                       8,922,000                    (6.04)                 8,383,000


                                      Net Interest                Percentage                 Projected
                                        Income at               Change in Net              Net Interest
Interest rate change                December 31, 2001           Interest Income               Income
-------------------------------------------------------------------------------------------------------
-200 basis points                  $    8,952,000                     1.32%             $   9,070,000
0 basis points                          8,952,000                     0.00                  8,952,000
+200 basis points                       8,952,000                    (2.51)                 8,727,000


The following table illustrates how Commercial's economic value of equity might be impacted if interest rates increase or decrease 200 basis points. The economic value of equity reflects the impact the change in interest rates has over the long term (greater than 12 months). If rates increase 200 basis points immediately, the economic value of equity would decrease $1.7 million or 9.44%. This compares to an estimated decrease of $3.1 million or 10.29% decrease for the year ending December 31, 2001.


December 31, 2002
                                                                  Percentage             Projected
                        Book Value              Economic      Change in Economic         Economic
Interest rate change     of Equity           Value of Equity    Value of Equity       Value of Equity
-------------------------------------------------------------------------------------------------------
-200 BASIS POINTS     $   23,704,000        $   29,748,000            10.32%        $  32,818,000
0 BASIS POINTS            23,704,000            29,748,000             0.00            29,748,000
+200 BASIS POINTS         23,704,000            29,748,000            (9.44)           26,970,000


December 31, 2001
                                                                  Percentage             Projected
                        Book Value              Economic      Change in Economic         Economic
Interest rate change     of Equity           Value of Equity    Value of Equity       Value of Equity
-------------------------------------------------------------------------------------------------------
-200 basis points     $   22,064,000        $   30,214,000             5.83%        $  31,975,000
0 basis points            22,064,000            30,214.000             0.00            30,214,000
+200 basis points         22,064,000            30,214,000           (10.29)           27,105,000

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

Words such as "anticipates", "believes", "estimates", "expects", "forecasts", "foresee", "intends", "is likely",

"plans", "projects", variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions ("Future Factors") that are difficult to predict with regard to timing, extent, likelihood and degree of occurrence. Therefore, actual results and outcomes may materially differ from what may be expressed or forecasted in such forward-looking statements.

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

Commercial National Financial Corporation maintains internal controls designed to provide reasonable assurance that all assets are safeguarded and financial records are reliable for preparing the consolidated financial statements. Commercial complies with laws and regulations relating to safety and soundness which are designated by the FDIC and other appropriate federal banking agencies. The selection and training of qualified personnel and the establishment and communication of accounting and administrative policies and procedures are elements of this control system. The effectiveness of internal controls is monitored by a program of internal audit. Management recognizes that the cost of internal controls should not exceed the benefits derived and that there are inherent limitations to be considered. Management believes that Commercial National Financial Corporation provides the appropriate balance between costs of controls and the related benefits.

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

                   COMMERCIAL NATIONAL FINANCIAL CORPORATION

--------------------------------------------------------------------------------
Report of Independent Auditors
--------------------------------------------------------------------------------

[CROWE LOGO]

Board of Directors and Shareholders
Commercial National Financial Corporation
Ithaca, Michigan

We have audited the accompanying consolidated balance sheets of Commercial National Financial Corporation as of December 31, 2002 and 2001, and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Commercial National Financial Corporation as of December 31, 2002 and 2001, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

Crowe, Chizek and Company LLP

Grand Rapids, Michigan
January 30, 2003

                    COMMERCIAL NATIONAL FINANCIAL CORPORATION

                           CONSOLIDATED BALANCE SHEETS


                                                                                                  December 31,
                                                                                            2002                 2001
------------------------------------------------------------------------------------------------------------------------
ASSETS
Cash and due from banks                                                              $    8,784,826       $    7,282,523
Federal funds sold                                                                        6,850,000            5,000,000
Other interest bearing deposits                                                           3,634,988            2,064,802
------------------------------------------------------------------------------------------------------------------------
Total cash and cash equivalents                                                          19,269,814           14,347,325
Securities available for sale                                                            21,345,896           20,471,202
Securities held to maturity (fair value $ 4,911,696 - 2002, $7,730,608 - 2001)            4,689,025            7,496,656
Federal Home Loan Bank stock, at cost                                                     1,647,000            1,391,300
Gross loans receivable                                                                  184,448,296          168,012,689
Allowance for loan losses                                                                (2,783,234)          (2,586,025)
------------------------------------------------------------------------------------------------------------------------
     Net loans receivable                                                               181,665,062          165,426,664
Bank owned life insurance                                                                 3,231,374            3,050,296
Premises and equipment, net                                                               3,687,151            2,599,704
Accrued interest receivable and other assets                                              2,715,261            3,614,733
------------------------------------------------------------------------------------------------------------------------
     TOTAL ASSETS                                                                    $  238,250,583       $  218,397,880
========================================================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY
Liabilities
     Deposits
         Noninterest-bearing                                                         $   21,495,410       $   22,199,334
         Interest-bearing demand                                                         29,872,655           29,033,317
         Savings                                                                         59,432,935           50,116,477
         Time                                                                            55,258,479           61,229,483
------------------------------------------------------------------------------------------------------------------------
              Total deposits                                                            166,059,479          162,578,611
     Securities sold under agreements to repurchase                                      14,266,239            6,237,585
     Other short-term borrowings                                                            491,840              136,549
     Federal Home Loan Bank advances                                                     32,807,086           26,092,551
     Accrued expenses and other liabilities                                                 921,967            1,288,306
------------------------------------------------------------------------------------------------------------------------
         Total liabilities                                                              214,546,611          196,333,602

Shareholders' equity
     Common stock and paid-in-capital, no par value-
         5,000,000 shares authorized; shares issued
         and outstanding 2002 - 3,801,421 and 2001 - 3,547,700                           23,255,499           22,104,910
     Retained earnings (deficit)                                                              3,908             (416,257)
     Accumulated other comprehensive income, net of tax                                     444,565              375,625
------------------------------------------------------------------------------------------------------------------------
         Total shareholders' equity                                                      23,703,972           22,064,278
------------------------------------------------------------------------------------------------------------------------
              TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                             $  238,250,583       $  218,397,880
========================================================================================================================

                             See accompanying notes

                    COMMERCIAL NATIONAL FINANCIAL CORPORATION

                        CONSOLIDATED STATEMENTS OF INCOME

                                                                               Years ended December 31,
                                                                     2002               2001               2000
-------------------------------------------------------------------------------------------------------------------
Interest and dividend income
     Loans, including fees                                   $    12,664,572     $    14,299,287    $    14,520,084
     Taxable securities                                              772,644             884,291            940,900
     Nontaxable securities                                           473,237             557,143            588,049
     Federal funds sold                                               89,126             218,151             42,602
     Federal Home Loan Bank stock dividends                           90,562             103,424            114,801
     Interest on other deposits                                       21,881              34,930             94,510
-------------------------------------------------------------------------------------------------------------------
         Total interest and dividend income                       14,112,022          16,097,226         16,300,946

Interest expense
     Deposits                                                      3,387,852           5,348,350          5,547,894
     Securities sold under agreements to repurchase                  155,698             313,409            399,902
     Federal Home Loan Bank advances                               1,641,283           1,460,433          1,296,623
     Other                                                             5,644              22,844             54,898
-------------------------------------------------------------------------------------------------------------------
         Total interest expense                                    5,190,477           7,145,036          7,299,317
-------------------------------------------------------------------------------------------------------------------

NET INTEREST INCOME                                                8,921,545           8,952,190          9,001,629
Provision for loan losses                                            681,000             375,000            360,000
-------------------------------------------------------------------------------------------------------------------
NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES                8,240,545           8,577,190          8,641,629
-------------------------------------------------------------------------------------------------------------------

Noninterest income
     Service charges and fees                                        493,776             453,356            443,723
     Net gains on loan sales                                         697,717             612,998             82,957
     Receivable financing fees                                       157,933             226,598            237,349
     Bank owned life insurance dividends                             181,078              50,296                  -
     Net security gains/(losses)                                      27,565             210,674               (228)
     Other                                                           265,432             287,366            262,016
-------------------------------------------------------------------------------------------------------------------
         Total noninterest income                                  1,823,501           1,841,288          1,025,817
-------------------------------------------------------------------------------------------------------------------

Noninterest expense
     Salaries and employee benefits                                3,353,616           3,230,200          2,957,475
     Occupancy and equipment                                         930,711             972,010          1,005,865
     FDIC insurance                                                   30,708              30,588             30,312
     Printing, postage and supplies                                  299,001             273,252            270,787
     Professional and outside services                               342,857             353,872            302,134
     Director fees                                                   181,700             155,650            164,500
     Other                                                           894,573             869,318            840,843
-------------------------------------------------------------------------------------------------------------------
         Total noninterest expense                                 6,033,166           5,884,890          5,571,916
-------------------------------------------------------------------------------------------------------------------

INCOME BEFORE INCOME TAX EXPENSE                                   4,030,880           4,533,588          4,095,530
Income tax expense                                                 1,130,000           1,331,000          1,193,000
-------------------------------------------------------------------------------------------------------------------
NET INCOME                                                   $     2,900,880     $     3,202,588    $     2,902,530
===================================================================================================================

Per share information
     Basic earnings                                                  $   .77            $    .86           $    .79
     Diluted earnings                                                $   .76            $    .86           $    .78
     Dividends declared                                              $   .54            $    .51           $    .48

                             See accompanying notes

                    COMMERCIAL NATIONAL FINANCIAL CORPORATION

           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                  Years ended December 31, 2002, 2001, and 2000

                                                                                               Accumulated
                                              Shares                                             Other
                                              Issued               Common         Retained    Comprehensive      Total
                                                and            Stock and Paid     Earnings   Income/(Loss),  Shareholders'
                                            Outstanding          In Capital       (Deficit)    Net of Tax       Equity
-----------------------------------------------------------------------------------------------------------------------
BALANCE AT JANUARY 1, 2000                  3,189,024         $ 19,946,643    $   (830,339)     $(151,771)  $18,964,533
Comprehensive income:
     Net income                                                                  2,902,530                    2,902,530
     Net change in  unrealized gains (losses) on
       securities available for sale                                                              543,502       543,502
     Reclassification adjustment for (gains) losses
       recognized in income                                                                           228           228
     Tax effects                                                                                 (184,868)     (184,868)
                                                                                                  ---------------------
       Total comprehensive income                                                                             3,261,392
                                                                                                            -----------

Cash dividends declared, $0.48 per share                                        (1,805,059)                  (1,805,059)
Payment of 5% stock dividend                  159,315            1,979,594      (1,981,221)                      (1,627)
Issued under dividend reinvestment program     48,515              570,704                                      570,704
Issued under stock option plans                 4,357               41,643                                       41,643
Issued under employee benefit plan              5,273               66,032                                       66,032
Repurchase and retirement of shares           (79,259)            (987,536)                                    (987,536)
-----------------------------------------------------------------------------------------------------------------------
Balance at December 31, 2000                3,327,225           21,617,080      (1,714,089)       207,091    20,110,082
Comprehensive income:
     Net income                                                                  3,202,588                    3,202,588
     Net change in unrealized gains (losses) on
       securities available for sale                                                              466,028       466,028
     Reclassification adjustment for (gains) losses
       recognized in income                                                                      (210,674)     (210,674)
     Tax effects                                                                                  (86,820)      (86,820)
                                                                                                  ---------------------
       Total comprehensive income                                                                             3,371,122
                                                                                                            -----------

Cash dividends declared, $0.51 per share                                        (1,904,756)                  (1,904,756)
Payment of 5% stock dividend                  166,244               (1,288)                                      (1,288)
Issued under dividend reinvestment program     72,254              667,093                                      667,093
Issued under stock option plans                 3,877               36,520                                       36,520
Issued under employee benefit plan              3,236               30,024                                       30,024
Repurchase and retirement of shares           (25,136)            (244,519)                                    (244,519)
-----------------------------------------------------------------------------------------------------------------------
Balance at December 31, 2001                3,547,700           22,104,910        (416,257)       375,625    22,064,278
COMPREHENSIVE INCOME:
     NET INCOME                                                                  2,900,880                    2,900,880
     NET CHANGE IN UNREALIZED GAINS (LOSSES) ON
       SECURITIES AVAILABLE FOR SALE                                                              132,019       132,019
     RECLASSIFICATION ADJUSTMENT FOR (GAINS) LOSSES
       RECOGNIZED IN INCOME                                                                       (27,565)      (27,565)
     TAX EFFECTS                                                                                  (35,514)      (35,514)
                                                                                                  ---------------------
       TOTAL COMPREHENSIVE INCOME                                                                             2,969,820
                                                                                                            -----------

CASH DIVIDENDS DECLARED, $0.54 PER SHARE                                        (2,040,876)                  (2,040,876)
PAYMENT OF 5% STOCK DIVIDEND                  181,256              439,839        (439,839)                           -
ISSUED UNDER DIVIDEND REINVESTMENT PROGRAM     74,687              793,897                                      793,897
ISSUED UNDER STOCK OPTION PLANS                10,411               89,775                                       89,775
ISSUED UNDER EMPLOYEE BENEFIT PLAN              4,756               54,410                                       54,410
REPURCHASE AND RETIREMENT OF SHARES           (17,389)            (227,332)                                    (227,332)
-----------------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 2002                3,801,421         $ 23,255,499    $      3,908      $ 444,565   $23,703,972
=======================================================================================================================


                             See accompanying notes

                    COMMERCIAL NATIONAL FINANCIAL CORPORATION

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                  Years ended December 31, 2002, 2001, and 2000

                                                                           2002                2001             2000
-----------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
     Net income                                                   $      2,900,880    $     3,202,588     $   2,902,530
     Adjustments to reconcile net income to net
       cash from operating activities
         Provision for loan losses                                         681,000            375,000           360,000
         Depreciation, amortization and accretion                          507,845            510,476           565,347
         Net security (gain)/losses                                        (27,565)          (210,674)              228
         Net gains on loan sales                                          (697,717)          (612,998)          (82,957)
         Originations of loans held for sale                           (32,728,901)       (33,429,150)       (4,087,779)
         Proceeds from sales of loans held for sale                     33,426,618         34,042,148         4,307,736
         Accrued interest receivable and other assets                      803,850         (1,446,264)         (458,670)
         Accrued expenses and other liabilities                           (402,199)          (429,959)          196,092
-----------------------------------------------------------------------------------------------------------------------
              Net cash from operating activities                         4,463,811          2,001,167         3,702,527
-----------------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES
     Purchases of securities available for sale                         (7,213,146)       (12,272,389)       (5,016,284)
     Purchases of securities held to maturity                                    -                  -          (552,142)
     Proceeds from maturities of securities available for sale           6,360,000          9,170,000         3,675,000
     Proceeds from maturities of securities held to maturity             2,823,900          1,010,000           855,000
     Proceeds from sales of securities available for sale                        -          2,523,549           200,000
     Purchases of Federal Home Loan Bank Stock                            (255,700)                 -                -
     Net change in loans                                               (17,045,958)         8,523,713       (25,161,003)
     Purchase of bank owned life insurance                                       -         (3,000,000)                -
     Purchases of premises and equipment                                (1,495,500)          (641,764)         (316,361)
------------------------------------------------------------------------------------------------------------------------
              Net cash from investing activities                       (16,826,404)         5,313,109       (26,315,790)
------------------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES
     Net change in deposits                                              3,480,868          4,784,710        10,589,869
     Net change in securities sold under agreements to repurchase        8,028,654         (1,786,182)        3,334,210
     Net change in U.S. Treasury demand notes                              355,291           (933,646)       (1,120,444)
     Proceeds from line of credit                                                -           (700,000)          700,000
     Proceeds from Federal Home Loan Bank advances                      14,000,000         17,000,000        36,000,000
     Repayment of Federal Home Loan Bank advances                       (7,285,465)       (17,407,449)      (26,000,000)
     Dividends paid and fractional shares                               (2,005,016)        (1,874,235)       (1,786,660)
     Proceeds from sale of common stock                                    938,082            732,349           676,752
     Repurchase and retirement of shares of common stock                  (227,332)          (244,519)         (987,536)
------------------------------------------------------------------------------------------------------------------------
              Net cash from financing activities                        17,285,082           (428,972)       21,406,191
-----------------------------------------------------------------------------------------------------------------------

Net change in cash and cash equivalents                                  4,922,489          6,885,304        (1,207,072)

Cash and cash equivalents at beginning of year                          14,347,325          7,462,021         8,669,093
-----------------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS AT END OF YEAR                          $     19,269,814    $    14,347,325     $   7,462,021
=======================================================================================================================

Cash paid during the year for
     Interest                                                     $      5,281,266    $     7,361,383     $   7,114,180
     Federal income taxes                                                1,430,000          1,533,000         1,096,640


                             See accompanying notes

                    COMMERCIAL NATIONAL FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           December 31, 2002 and 2001

--------------------------------------------------------------------------------
Note 1 - Summary Of Significant Accounting Policies
--------------------------------------------------------------------------------

The accounting and reporting policies of Commercial National Financial Corporation (the Corporation) and its wholly-owned subsidiary, Commercial Bank (the Bank) (together referred to as Commercial), conform to accounting principles generally accepted in the United States of America and to general practice within the banking industry. The following describes the significant accounting and reporting policies which are employed in the preparation of the consolidated financial statements.

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

The Bank offers a variety of deposit products, including checking, savings, money market, individual retirement accounts and certificates of deposit. While the Corporation's chief decision makers monitor the revenue stream of various products and services, operations are managed and financial performance is evaluated as one Corporation. Accordingly, all of Commercial's banking operations are considered by management to be aggregated into one operating segment.

The principal markets for the Bank's financial services are the Michigan communities in which the Bank is located and the areas immediately surrounding these communities. The Bank serves these markets through nine offices located in Gratiot and Montcalm Counties in Michigan.

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

                    COMMERCIAL NATIONAL FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           December 31, 2002 and 2001

Interest income is not reported when full loan repayment is in doubt, typically when payments are past due over 90 days, unless the loan is both well secured and in the process of collection. Payments received on such loans are reported as principal reductions. In all cases, loans are placed on nonaccrual or charged-off at an earlier date if collection of principal or interest is considered doubtful.

All interest accrued but not received for loans placed on nonaccrual is reversed against interest income. Interest received on such loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

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

OTHER FORECLOSED ASSETS Assets acquired in collection of a loan receivable are recorded at the lower of cost or market at acquisition. Any reduction to fair value from the carrying value of the related loan is accounted for as a loan loss. After acquisition, a valuation allowance reduces the reported amount to the lower of the initial amount or fair value less costs to sell. Expenses, gains and losses on disposition, and changes in the valuation allowance are reported in other expense. Other foreclosed assets amounted to $121,000 and $1,000,000, at December 31, 2002 and 2001.

BANK OWNED LIFE INSURANCE The Corporation purchased life insurance policies on certain officers. Corporate owned life insurance is recorded at its cash surrender value or the amount that can be realized.

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

                    COMMERCIAL NATIONAL FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           December 31, 2002 and 2001

STOCK COMPENSATION Employee compensation expense under stock options is reported using the intrinsic value method. No stock-based compensation cost is reflected in net income, as all options granted had an exercise plan equal to or greater than the market price of the underlying common stock at date of grant. The following table illustrates the effect on net income and earnings per share if expense was measured using the fair value recognition provisions of SFAS No. 123, Accounting for Stock-Based Compensation Expense.

                                 2002            2001            2000
------------------------------------------------------------------------
Net income as reported     $   2,900,880   $   3,202,586   $   2,902,530
Proforma net income            2,821,816       3,160,831       2,872,694

Basic earnings per share
   as reported             $         .77   $         .86   $         .79
Proforma basic earnings
   per share               $         .75   $         .86   $         .78
Diluted earnings per
   share as reported       $         .76   $         .86   $         .78
Proforma diluted
   earnings per share      $         .74   $         .85   $         .77

The proforma effects are computed using option pricing models, using the following weighted-average assumptions as of grant date.

                           2002         2001       2000
--------------------------------------------------------
Risk-free interest rate    4.08%        5.10%      5.75%
Expected life in years     9.4          9.2        4.6
Expected dividends         4.70%        5.14%      4.67%
Stock price volatility    40.82%       48.74%     22.83%

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

EARNINGS AND DIVIDENDS PER SHARE Basic earnings per common share is based on net income divided by the weighted average number of common shares outstanding during the period. Diluted earnings per common share shows the dilutive effect of any additional potential common shares. Earnings and dividends per common share are restated for all stock splits and stock dividends, including the 5% stock dividends paid in November 2002, 2001 and 2000.

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

                    COMMERCIAL NATIONAL FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           December 31, 2002 and 2001

NEWLY ISSUED BUT NOT YET EFFECTIVE ACCOUNTING STANDARDS
New accounting standards on asset retirement obligations, restructuring activities and exit costs, operating leases, and early extinguishment of debt were issued in 2002. Management determined that when the new accounting standards are adopted in 2003 they will not have a material impact on Commercial's financial position or results of operations.

--------------------------------------------------------------------------------
Note 2 - Securities
--------------------------------------------------------------------------------

The fair value of available for sale securities and the related gross unrealized gains and losses recognized in accumulated other comprehensive income (loss) were as follows:

                                               GROSS                GROSS
                                            UNREALIZED           UNREALIZED              FAIR
AVAILABLE FOR SALE                             GAINS               LOSSES                VALUE
-------------------------------------------------------------------------------------------------
                                                              DECEMBER 31, 2002
-------------------------------------------------------------------------------------------------
U.S. TREASURIES AND GOVERNMENT AGENCIES $     477,156         $       (434)         $  16,103,925
STATE AND MUNICIPALS                          207,171              (11,780)             4,739,745
CORPORATE                                       1,470                     -               502,226
-------------------------------------------------------------------------------------------------
   TOTAL                                $     685,797         $    (12,214)         $  21,345,896
=================================================================================================

                                                              December 31, 2001
-------------------------------------------------------------------------------------------------
U.S. Treasuries and government agencies $     504,915         $           -         $  15,092,944
State and municipals                           79,299              (33,753)             4,269,965
Corporate                                      18,669                     -             1,108,293
-------------------------------------------------------------------------------------------------
   Total                                $     602,883         $    (33,753)         $  20,471,202
=================================================================================================

The carrying amount, unrecognized gains and losses, and fair value of securities held to maturity were as follows:

                                                                    GROSS                  GROSS
                                             CARRYING           UNRECOGNIZED           UNRECOGNIZED           FAIR
HELD TO MATURITY                              AMOUNT                GAINS                 LOSSES              VALUE
-----------------------------------------------------------------------------------------------------------------------
                                                              DECEMBER 31, 2002
-----------------------------------------------------------------------------------------------------------------------
STATE AND MUNICIPALS                    $   4,689,025         $     222,671         $           -         $   4,911,696
=======================================================================================================================

                                                              December 31, 2001
-----------------------------------------------------------------------------------------------------------------------
State and municipals                    $   7,496,656         $     233,952         $           -         $   7,730,608
=======================================================================================================================

The fair value of debt securities and carrying amounts, if different, at year-end 2002, by contractual maturity are shown below.

                                               Available for Sale       Held to Maturity
-----------------------------------------------------------------------------------------------
                                                      Fair          Carrying           Fair
                                                      Value           Amount           Value
-----------------------------------------------------------------------------------------------
Due in one year or less                       $      9,984,747     $  1,636,431   $   1,663,479
Due from one to five years                           9,274,975        2,872,594       3,064,163
Due from five to ten years                           1,690,964          180,000         184,054
Due from ten years plus                                395,210               -                -
-----------------------------------------------------------------------------------------------
   Total                                      $     21,345,896     $ 4,689,025    $   4,911,696
===============================================================================================

                    COMMERCIAL NATIONAL FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           December 31, 2002 and 2001


There were eight security sales in 2001 and one security sale during 2000 and 1999. All sales, except the one sale recorded during 2000, resulted in a gross gain.

In addition to Federal Home Loan Bank (FHLB) stock, securities having an amortized cost of approximately $16,122,000 and $8,948,000 at year-end 2002 and 2001 were pledged to secure FHLB advances, public deposits, securities sold under agreements to repurchase and U.S. Treasury demand notes.

Except as indicated, total securities of any state (including all its political subdivisions) were less than 10% of shareholders' equity. At year-end 2002 and 2001, the amortized cost of securities issued by the state of Michigan and all its political subdivisions totaled $6,407,000 and $8,865,000 with an estimated market value of $6,668,000 and $9,061,000.

--------------------------------------------------------------------------------
Note 3 - Loans Receivable
--------------------------------------------------------------------------------

Year-end loans receivable are as follows:

                                          2002                2001
----------------------------------------------------------------------
Real estate
   Secured by single family
      residential properties         $  61,651,977       $  55,892,943
   Secured by non-farm
      nonresidential properties         62,854,082          50,205,498
   Secured by farmland                   2,173,633           2,246,543
   Secured by multi-family
      residential properties            10,545,095          14,356,263
Construction/land development           11,951,805          12,556,297
Installment loans                        6,751,968           6,997,245
Commercial                              28,519,736          25,757,900
----------------------------------------------------------------------
Gross loans receivable                 184,448,296         168,012,689
Allowance for loan losses               (2,783,234)         (2,586,025)
----------------------------------------------------------------------
   Net loans receivable              $ 181,665,062       $ 165,426,664
======================================================================

Loans held for sale, included in real estate secured by single family residential properties, were $1,673,000 and $1,042,000 at year-end 2002 and 2001.

Certain directors and executive officers, including associates of such persons, were loan customers of Commercial during 2002 and 2001. A summary of aggregate related party loan activity for loans aggregating $60,000 or more to any related party is as follows:

                                    2002            2001
-----------------------------------------------------------
Balance at beginning of year   $ 4,413,000   $    7,486,000
New loans                       12,537,000        5,983,000
Repayments                     (11,141,000)      (6,724,000)
Other changes, net                 488,000       (2,332,000)
-----------------------------------------------------------
Balance at end of year         $ 6,297,000   $    4,413,000
===========================================================

Other changes include adjustments for persons included in one reporting period that are not reported in the other reporting period.

--------------------------------------------------------------------------------
Note 4 - Allowance For Loan Losses
--------------------------------------------------------------------------------

Activity in the allowance for loan losses was as follows:

                                   2002              2001              2000
------------------------------------------------------------------------------
Beginning balance              $ 2,586,025       $ 2,545,363       $ 2,792,293

Loan charge-offs                  (538,567)         (415,904)         (689,892)
Loan recoveries                     54,776            81,566            82,962
------------------------------------------------------------------------------
Net loan recoveries
  (charge-offs)                   (483,791)         (334,338)         (606,930)
Provision for loan losses          681,000           375,000           360,000
------------------------------------------------------------------------------
Ending balance                 $ 2,783,234       $ 2,586,025       $ 2,545,363
==============================================================================

Impaired loans were as follows:

                                     2002            2001            2000
----------------------------------------------------------------------------
Year-end loans with
   allowance for loan
   losses allocated               $5,907,493      $3,621,686      $  242,924
Year-end loans with
   no allowance
   for loan losses allocated       2,757,205              --              --
----------------------------------------------------------------------------
Total impaired loans              $8,664,698      $3,621,686      $  242,924
============================================================================

                    COMMERCIAL NATIONAL FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           December 31, 2002 and 2001


Additional information regarding impaired loans is as follows:

                                   2002            2001            2000
--------------------------------------------------------------------------
Amount of the
   allowance allocated          $2,100,175      $   31,730      $    1,200
Average balance of
   impaired loans during
   the year                      7,249,949       4,692,348         909,387
Interest income
   recognized during
   impairment                       82,223         271,996              --
Cash-basis interest income
   recognized                       85,392         228,905              --


                                                    December 31,
                                                2002             2001
------------------------------------------------------------------------
Non-accrual loans                            $5,676,390       $  387,822
Accruing loans past due 90 days or more              --           74,664
Restructured loans                              348,520               --
------------------------------------------------------------------------
    Total non-performing loans               $6,024,910       $  462,486
========================================================================

Total non-performing loans
    as a percentage of total loans                 3.27%             .28%
========================================================================

--------------------------------------------------------------------------------
Note 5 - Loan Servicing
--------------------------------------------------------------------------------

Mortgage loans serviced for others are not reported as assets. These loans totaled $62,072,000 and $53,507,000 at year-end 2002 and 2001. Related escrow deposit balances were approximately $(25,000) and $(3,000).

--------------------------------------------------------------------------------
Note 6 - Premises And Equipment, Net
--------------------------------------------------------------------------------

Year-end premises and equipment consist of:

                                     2002            2001
------------------------------------------------------------
Land                           $    810,059     $    775,395
Buildings and improvements        3,637,688        2,712,577
Equipment                         2,115,653        2,326,865
------------------------------------------------------------
   Total cost                     6,563,400        5,814,837
Less accumulated depreciation    (2,876,249)      (3,215,133)
------------------------------------------------------------
   Net premises and equipment  $  3,687,151     $  2,599,704
============================================================

Depreciation expense was $408,054, $507,232 and $545,696 in 2002, 2001 and 2000.

--------------------------------------------------------------------------------
Note 7 - Deposits
--------------------------------------------------------------------------------

At year-end 2002, stated maturities of time deposits were as follows, for the years ending December 31:

2003                                    $    32,586,118
2004                                         13,259,234
2005                                          4,861,584
2006                                          1,859,923
2007                                          2,069,808
Thereafter                                      621,812
-------------------------------------------------------
   Total time deposits                  $    55,258,479
=======================================================

Time deposits in denominations of $100,000 or more were $12,613,000 and $16,703,000 at year-end 2002 and 2001. At year-end 2002, stated maturities of time deposits in denominations of $100,000 or more were as follows:

In 3 months or less                    $    4,558,000
Over 3 through 6 months                     2,347,000
Over 6 through 12 months                    2,408,000
Over 12 months                              3,300,000
-----------------------------------------------------
  Total time deposits > $100,000       $   12,613,000
=====================================================

Related party deposits were $1,173,000 and $967,000 at year-end 2002 and 2001.

                    COMMERCIAL NATIONAL FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           December 31, 2002 and 2001

--------------------------------------------------------------------------------
Note 8 - Securities Sold Under Agreement to Repurchase
--------------------------------------------------------------------------------

Information concerning securities sold under agreements to repurchase is summarized as follows:

                               2002            2001
-------------------------------------------------------
Amount outstanding at
   year-end                 $ 14,266,239    $ 6,237,585
Weighted average interest
   rate at year-end                1.43%          1.71%
Average daily balance
   during the year          $  9,382,805    $ 8,458,557
Weighted average interest
   rate during the year            1.65%          3.53%
Maximum month end
   balance during the year  $ 14,266,239    $ 9,863,415

--------------------------------------------------------------------------------
Note 9 - Federal Home Loan Bank Advances
--------------------------------------------------------------------------------

Federal Home Loan Bank (FHLB) advances totaled $32,807,000 and $26,093,000 at year-end 2002 and 2001. The $32,807,000 of advances for 2002 have fixed interest rates ranging from 3.91% to 7.31% with an average rate of 5.37%. They mature from January 14, 2003, through March 7, 2011. The $26,093,000 of advances outstanding at December 31, 2001 have fixed interest rates ranging from 4.26% to 7.31% with an average rate of 5.80%. They mature from February 27, 2002, through March 7, 2011.

At year-end, the type of advances were as follows:

                   2002                       2001
-----------------------------------------------------
Amortizing    $  25,307,086             $  17,592,551
Bullet            3,500,000                 4,500,000
Putable           4,000,000                 4,000,000
-----------------------------------------------------
Total         $  32,807,086             $  26,092,551
=====================================================


Pursuant to collateral agreements with the Federal Home Loan Bank, in addition to Federal Home Loan Bank stock, advances are secured, under a blanket lien arrangement, by qualified 1-to-4 family mortgage loans, qualified multi-family loans and SBA government guaranteed loans with a carrying value of approximately $53,720,000 and $50,521,000 at year-end 2002 and 2001.

At year-end, scheduled principal reductions on these advances were as follows for the years ending December 31:

                             2002                 2001
--------------------------------------------------------
2002                  $           -      $     4,649,946
2003                      8,702,864            7,550,839
2004                      5,138,642            3,866,746
2005                      8,125,567            6,535,396
2006                      1,923,599              565,800
Thereafter                8,916,414            2,923,824
--------------------------------------------------------
 Total FHLB advances  $  32,807,086      $    26,092,551
========================================================

--------------------------------------------------------------------------------
Note 10 - Other Short-term Borrowings
--------------------------------------------------------------------------------

During 2000, CNFC established a $1.5 million line of credit with a correspondent bank. The interest rate is LIBOR plus 1.75% and is fixed for periods of one, two or three months, generally determined at the option of the borrower. The line of credit was available for a period of 1 year. The line of credit expired during 2002. A replacement line of credit is not available at December 31, 2002. At December 31, 2001, $0 was outstanding on the line.

                    COMMERCIAL NATIONAL FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           December 31, 2002 and 2001

--------------------------------------------------------------------------------
Note 11 - Employee Benefits
--------------------------------------------------------------------------------

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

Employer expense associated with funding the 401(k) plan was approximately $132,000, $126,000, and $108,000, in 2002, 2001, and 2000.

STOCK OPTION PLAN Stock option plans are used to reward employees and provide them with an additional equity interest. Options issued to employees prior to 2001 were issued for a 7 year period with vesting occurring over a 5 year period. During 2001 the lives of all outstanding employee options were extended from 7 years to 10 year periods. The vesting schedule remained unchanged.

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

                                 Number    Weighted Average
                               of Options   Exercise Price
-----------------------------------------------------------
Outstanding, beginning of 2000  104,041        $   8.75
   Granted                       45,452           11.45
   Exercised                     (4,739)           8.65
-----------------------------------------------------------
Outstanding, end of 2000        144,754            9.60
   Granted                       56,493            9.07
   Exercised                     (4,045)           9.03
-----------------------------------------------------------
OUTSTANDING, END OF 2001        197,202            9.46
   GRANTED                       48,044           14.29
   EXERCISED                    (10,509)           7.95
   FORFEITED                     (2,898)          11.91
-----------------------------------------------------------
OUTSTANDING, END OF 2002        231,839        $  10.50
===========================================================

The weighted-average fair value of options granted in 2002, 2001, and 2000 was $4.16, $3.11, $2.12. At year-end 2002, options outstanding had a weighted-average remaining life of 7.1 years and a range of exercise price from $4.28 to $14.29.

Options exerciseable at year-end are as follows:

                          Number       Weighted Average
                        of Options      Exercise Price
-----------------------------------------------------------
            2000           69,870         $     8.41
            2001          102,265         $     8.89
            2002          127,986         $     9.66


--------------------------------------------------------------------------------
Note 12 - Federal Income Taxes
--------------------------------------------------------------------------------

Income tax expense consists of:

                2002           2001            2000
-----------------------------------------------------
Current    $ 1,229,000     $ 1,340,000    $ 1,189,185
Deferred       (99,000)         (9,000)         3,815
-----------------------------------------------------
           $ 1,130,000     $ 1,331,000    $ 1,193,000
=====================================================

Income tax expense calculated at the statutory federal income tax rate of 34% differs from actual income tax expense as follows:

                                 2002         2001        2000
-----------------------------------------------------------------
Statutory rates              $ 1,370,000  $1,541,420  $ 1,393,000
Increase (decrease) from
Tax-exempt interest
   income                       (199,000)  (208,000)     (213,000)
Other, net                       (41,000)    (2,420)       13,000
-----------------------------------------------------------------
                             $ 1,130,000  $1,331,000  $ 1,193,000
=================================================================

                    COMMERCIAL NATIONAL FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           December 31, 2002 and 2001


Year-end deferred tax assets and liabilities consist of:

                                        2002            2001
---------------------------------------------------------------
Allowance for loan losses             $ 571,000       $ 504,000
Interest on non-accrual loans           133,000              --
Accumulated depreciation               (130,000)        (75,000)
Mortgage servicing rights              (159,000)       (109,000)
Net unrealized gain on
   securities available for sale       (229,000)       (194,000)
Other                                    (1,000)         (5,000)
---------------------------------------------------------------
                                        185,000         121,000
Valuation allowance                          --              --
---------------------------------------------------------------
Net deferred tax asset                $ 185,000       $ 121,000
===============================================================

--------------------------------------------------------------------------------
Note 13 - Earnings Per Share
--------------------------------------------------------------------------------

A reconciliation of the numerators and denominators of the basic earnings per share and diluted earnings per share computations for the years ended is presented below:


                                            2002            2001            2000
------------------------------------------------------------------------------------
BASIC EARNINGS PER SHARE:
Net income available to
   common shareholders                    $2,900,880      $3,202,588      $2,902,530
====================================================================================

Weighted-average common
   shares outstanding for
   basic earnings per share                3,779,628       3,704,768       3,687,187
====================================================================================

BASIC EARNINGS PER SHARE                  $      .77      $      .86      $      .79
====================================================================================



                                             2002            2001            2000
------------------------------------------------------------------------------------
DILUTED EARNINGS PER SHARE:
Net income available to
   common shareholders                    $2,900,880      $3,202,588      $2,902,530
====================================================================================

Weighted-average common
   shares outstanding for
   basic earnings per share                3,779,628       3,704,768       3,687,187

Add:
Dilutive effect of assumed exercise
   of stock options                           40,671          11,714          19,085
------------------------------------------------------------------------------------

Weighted-average common
   and dilutive additional potential
   common shares  outstanding              3,820,299       3,716,482       3,706,272
====================================================================================

Diluted earnings per share                $      .76      $      .86      $      .78
====================================================================================

Stock options for 56,389, 106,552, and 26,580 shares of common stock were not considered in computing diluted earnings per common share for 2002, 2001, and 2000 because they were anti-dilutive.

--------------------------------------------------------------------------------
Note 14 - Commitments, Off-Balance-Sheet Risk And Contingencies
--------------------------------------------------------------------------------

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

CASH RESERVE AND CLEARING BALANCES
At year-end 2002 and 2001, cash reserve and clearing balance requirements of $1,447,000 and $1,556,000 were required as

                    COMMERCIAL NATIONAL FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           December 31, 2002 and 2001

deposits with the Federal Reserve or as cash on hand. These balances do not earn interest.

LOAN COMMITMENTS
Commercial is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet financing needs of its customers. These financial instruments include commitments to make loans, unused lines of credit and standby letters of credit. Contractual amounts of these instruments represent the exposure to credit loss in the event of non-performance by the other party to financial instruments for commitments to make loans, unused lines of credit and standby letters of credit. Commercial follows the same credit policy to make such commitments as it uses for on-balance-sheet items.

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

                                     2002           2001
-----------------------------------------------------------
Commitments to extend credit  $  22,007,000    $ 26,867,000
Standby letters of credit           175,000         216,000
-----------------------------------------------------------
   Total commitments          $  22,182,000    $ 27,083,000
===========================================================

At December 31, 2002, fixed and variable interest rate commitments were $3,693,000 and $18,489,000. Fixed rate commitments interest rates and terms ranged from 5.00% to 16.20% and one year to fifteen years.

--------------------------------------------------------------------------------
Note 15 - Fair Values Of Financial Instruments
--------------------------------------------------------------------------------

Financial instruments at year-end are as follows, in thousands:

                                                                  2002                             2001
------------------------------------------------------------------------------------------------------------------
                                                       CARRYING          FAIR            Carrying          Fair
                                                         VALUE           VALUE             Value           Value
------------------------------------------------------------------------------------------------------------------
FINANCIAL ASSETS
Cash and cash equivalents                           $    19,270      $    19,270      $   14,347       $    14,347
Securities                                               26,035           26,258          27,968            28,202
FHLB stock                                                1,647            1,647           1,391             1,391
Loans, net of allowance                                 181,665          189,851         165,427           168,981
Accrued interest receivable                               1,065            1,065           1,222             1,222
------------------------------------------------------------------------------------------------------------------
   Total financial assets                           $   229,682      $   238,091      $  210,355       $   214,143
==================================================================================================================

FINANCIAL LIABILITIES
Demand and savings deposits                         $  (110,801)     $  (110,801)     $ (101,349)      $  (101,349)
Time deposits                                           (55,258)         (56,369)        (61,229)          (62,985)
Securities sold under agreements
  to repurchase                                         (14,266)         (14,266)         (6,238)           (6,238)
Other short-term borrowings                                (492)            (492)           (137)             (137)
Federal Home Loan Bank advances                         (32,807)         (34,050)        (26,093)          (27,050)
Accrued interest payable                                   (297)            (297)           (387)             (387)
------------------------------------------------------------------------------------------------------------------
   Total financial liabilities                      $  (213,921)     $  (216,275)     $ (195,433)      $  (198,146)
==================================================================================================================

                    COMMERCIAL NATIONAL FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           December 31, 2002 and 2001

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

While these estimates of fair value are based on management's judgment of the most appropriate factors, there is no assurance that if Commercial had disposed of such items at December 31, 2002 and 2001, the estimated fair values would have been achieved. Market values may differ depending on various circumstances not taken into consideration in this methodology. The estimated fair values at December 31, 2002 and 2001 should not necessarily be considered to apply at subsequent dates.

--------------------------------------------------------------------------------
Note 16 - Regulatory Matters
--------------------------------------------------------------------------------

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

If only adequately capitalized, regulatory approval is required to accept brokered deposits. If undercapitalized, capital distributions, asset growth and expansion are limited. Plans for capital restoration are also required. The Corporation and Bank were categorized as well capitalized at year-end 2002 and 2001.

Commercial's primary source of funds to pay dividends to shareholders is the dividends received from the Bank. The Bank is subject to certain State and Federal restrictions on the amount of dividends it may declare without prior regulatory approval. In 2003, the Bank may distribute to the Corporation, in addition to 2003 net profits, approximately $2,743,000 in dividends without prior approval from regulatory agencies.

                    COMMERCIAL NATIONAL FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           December 31, 2002 and 2001

Actual capital levels (in millions) and minimum required levels were:

                                                                                                Minimum Required
                                                                     Minimum Required        To Be Well Capitalized
                                                                        For Capital          Under Prompt Corrective
                                                Actual               Adequacy Purposes         Action Regulations
2002                                      Amount        Ratio        Amount       Ratio        Amount      Ratio
--------------------------------------------------------------------------------------------------------------------
TOTAL CAPITAL (TO RISK WEIGHTED ASSETS)
   CONSOLIDATED                           $   25.5      14.2%        $  14.3       8.0%        $  17.9      10.0%
   BANK                                       20.4      11.6            14.1       8.0            17.7      10.0
TIER 1 CAPITAL (TO RISK WEIGHTED ASSETS)
   CONSOLIDATED                               23.2      13.0             7.2       4.0            10.8       6.0
   BANK                                       18.2      10.3             7.1       4.0            10.6       6.0
TIER 1 CAPITAL (TO AVERAGE ASSETS)
   CONSOLIDATED                               23.2      10.0             9.3       4.0            11.7       5.0
   BANK                                       18.2       7.9             9.2       4.0            11.5       5.0

2001
--------------------------------------------------------------------------------------------------------------------
Total capital (to risk weighted assets)
   Consolidated                           $   23.8      14.4%        $  13.2       8.0%        $  16.5      10.0%
   Bank                                       19.2      11.8            13.0       8.0            16.2      10.0
Tier 1 capital (to risk weighted assets)
   Consolidated                               21.7      13.1             6.6       4.0             9.9       6.0
   Bank                                       17.2      10.6             6.5       4.0             9.7       6.0
Tier 1 capital (to average assets)
   Consolidated                               21.7       9.7             8.9       4.0            11.1       5.0
   Bank                                       17.2       7.8             8.8       4.0            11.0       5.0

--------------------------------------------------------------------------------
Note 17 - Parent Corporation Condensed
--------------------------------------------------------------------------------

Following are condensed parent only financial statements.

                            CONDENSED BALANCE SHEETS
                                  December 31,

                                                2002          2001
--------------------------------------------------------------------
ASSETS
Cash                                      $  2,893,804   $ 1,949,287
Investment in subsidiary                    18,713,218    17,622,056
Loans, net                                   2,598,599     3,097,132
Other assets                                    31,145        27,356
--------------------------------------------------------------------
   Total assets                           $ 24,236,766   $22,695,831
====================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY
Dividends payable                         $    532,185   $   496,325
Other liabilities                                  609       135,228
Shareholders' equity                        23,703,972    22,064,278
--------------------------------------------------------------------
   Total liabilities and
     shareholders' equity                 $ 24,236,766   $22,695,831
====================================================================



                         CONDENSED STATEMENTS OF INCOME
                            Years ended December 31,

                                         2002              2001              2000
------------------------------------------------------------------------------------
Dividends from subsidiary            $ 1,800,000       $ 1,950,000       $ 2,073,000
Interest and fees on loans               183,904           257,065           146,524
Interest on securities                        --             6,080            67,543
Gain/(loss) on sale of security               --           201,005              (228)
Other income                                  --               908               163
------------------------------------------------------------------------------------
   Total income                        1,983,904         2,415,058         2,287,002
Interest expense                              --             3,602             9,754
Other expense                             58,246            79,678            72,677
------------------------------------------------------------------------------------
Income before income taxes
   and equity in undistributed
   net income of subsidiary            1,925,658         2,331,778         2,204,571
Income tax expense                       (47,000)         (129,000)          (23,000)
Equity in undistributed
   net  income of subsidiary           1,022,222           999,810           720,959
------------------------------------------------------------------------------------
NET INCOME                           $ 2,900,880       $ 3,202,588       $ 2,902,530
====================================================================================

                    COMMERCIAL NATIONAL FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           December 31, 2002 and 2001


                       CONDENSED STATEMENTS OF CASH FLOWS
                            Years ended December 31,

                                           2002              2001              2000
---------------------------------------------------------------------------------------
CASH FLOWS FROM
   OPERATING ACTIVITIES
Net income                              $ 2,900,880       $ 3,202,588       $ 2,902,530
Adjustment:
   Equity in undistributed net
     income                              (1,022,222)         (999,810)         (720,959)
   Amortization                                  --                --            12,286
   (Gain) Loss on sale of security               --          (201,005)              228
   Net change in:
     Other assets                            (3,789)            2,071            (3,583)
     Other liabilities                     (134,619)           91,485            43,252
---------------------------------------------------------------------------------------
Net cash from
   operating activities                   1,740,250         2,095,329         2,233,754
CASH FLOWS FROM
   INVESTING ACTIVITIES
Purchase of securities
   available for sale                            --                --          (466,995)
Sales/maturities of securities
   available for sale                            --         1,514,905           500,000
Net change in loans                         498,533           (59,899)       (1,409,504)
---------------------------------------------------------------------------------------
Net cash from investing
   activities                               498,533         1,455,006        (1,376,499)
CASH FLOWS FROM
   FINANCING ACTIVITIES
Borrowings                                       --          (700,000)          700,000
Dividends paid                           (2,005,016)       (1,874,235)       (1,786,660)
Sale of common stock and
     fractional shares paid                 938,082           732,349           676,752
Repurchase of common stock                 (227,332)         (244,519)         (987,536)
---------------------------------------------------------------------------------------
   Net cash from
     financing activities                (1,294,266)       (2,086,405)       (1,397,444)
---------------------------------------------------------------------------------------

Net change in cash
   and cash equivalents                     944,517         1,463,930          (540,189)
Cash and cash equivalents
   at the beginning of year               1,949,287           485,357         1,025,546
---------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS
   AT END OF YEAR                       $ 2,893,804       $ 1,949,287       $   485,357
=======================================================================================


--------------------------------------------------------------------------------
Note 18 - Dividend Reinvestment Plan
--------------------------------------------------------------------------------

Commercial established a Dividend Reinvestment Plan for its shareholders in 1992. The Plan permits the issuance of previously authorized and unissued shares. As of December 31, 2002, 171,336 shares of authorized but unissued common stock were reserved for Plan requirements.

                    COMMERCIAL NATIONAL FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           December 31, 2002 and 2001

--------------------------------------------------------------------------------
Note 19 - Stock Repurchase Plan
--------------------------------------------------------------------------------

Commercial announced a stock repurchase plan in 1998. The Plan permits the repurchase of up to 365,086 shares of the Corporation's outstanding shares of common stock. As of December 31, 2002, Commercial had repurchased and retired 264,282 shares in accordance with the program.


--------------------------------------------------------------------------------
Note 20 - Quarterly Financial Data (Unaudited)
--------------------------------------------------------------------------------


                           Interest          Net Interest            Net                Earnings Per Share
                            Income              Income             Income            Basic           Diluted
--------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------
2002
--------------------------------------------------------------------------------------------------------------
FIRST QUARTER            $ 3,511,932        $ 2,181,671         $   663,744       $   .18           $   .18
SECOND QUARTER             3,544,469          2,264,756             677,558           .18               .18
THIRD QUARTER              3,557,094          2,243,602             742,625           .20               .19
FOURTH QUARTER             3,498,527          2,231,516             816,953           .21               .21

2001
--------------------------------------------------------------------------------------------------------------
First Quarter            $ 4,229,556        $ 2,220,111         $   762,532       $   .20           $   .20
Second Quarter             4,113,330          2,264,276             809,825           .22               .22
Third Quarter              3,973,410          2,240,019             766,747           .21               .21
Fourth Quarter             3,780,930          2,227,784             863,484           .23               .23

--------------------------------------------------------------------------------
Common Stock Information
--------------------------------------------------------------------------------

Commercial National Financial Corporation common stock is listed on the NASD Over the Counter Bulletin Board under the symbol CEFC. Several brokers provide a market for the stock. Commercial is aware of a minimum of 701 shareholders of record and 3,801,421 common shares outstanding at December 31, 2002.

All prices have been adjusted for the 5% stock dividends issued in November 2002 and November 2001.

During 2002 and 2001 the price ranges of transactions reported were:

                           Shares            Actual Price
                           Traded               Range
---------------------------------------------------------------
2002                                      Low           High
---------------------------------------------------------------
FIRST QUARTER              23,000         $9.57       $10.95
SECOND QUARTER              6,600         10.71        15.00
THIRD QUARTER               8,300         12.11        14.29
FOURTH QUARTER             43,700         11.30        13.33
---------------------------------------------------------------
2001
---------------------------------------------------------------
First Quarter              17,430         $8.26       $ 9.96
Second Quarter             26,670          7.24         9.50
Third Quarter               6,720          8.37        10.14
Fourth Quarter             26,985          8.60        10.45

--------------------------------------------------------------------------------
Dividend Information
--------------------------------------------------------------------------------

The holders of Commercial National Financial Corporation common stock are entitled to dividends when, and if, declared by the Board of Directors of Commercial out of funds legally available for that purpose. The Board of Directors does not declare dividends based on any predetermined dividend policy but has paid regular quarterly cash dividends for the past thirteen years.

The following table sets forth the dividends per share declared during 2002 and 2001. The dividends per share have been adjusted for the 5% stock dividends issued in November 2002 and November 2001.

                                         2002      2001
--------------------------------------------------------
  First Quarter                          $ .13    $  .12
  Second Quarter                           .13       .12
  Third Quarter                            .14       .13
  Fourth Quarter                           .14       .14
--------------------------------------------------------
    Total dividends declared per share   $ .54    $  .51
========================================================

--------------------------------------------------------------------------------
                    Commercial National Financial Corporation
--------------------------------------------------------------------------------

DIRECTORS
Howard D. Poindexter    Chairperson of the Board, Manager of Poindexter Farms
Richard F. Abbott       Vice Chairperson of the Board, Retired EVP of the Corporation and Bank
Jefferson P. Arnold     Attorney, Arnold Law Office
Jeffrey S. Barker       President and CEO of the Corporation and Bank
Don J. Dewey            President and Funeral Director, Dewey Funeral Homes, Inc.
Patrick G. Duffy        Chief Financial Officer of the Corporation and Bank
David A. Ferguson       Member, Chodoka LLC
Paul B. Luneack         Vice President, Ken Luneack Construction, Inc and Bear Truss Company
Kim C. Newson           President, Alma Hardware Corporation
Scott E. Sheldon        Owner, Kernen-Sheldon and Shepherd Insurance Agencies

OFFICERS
Jeffrey S. Barker       President and Chief Executive Officer
Patrick G. Duffy        Executive Vice President - Chief Financial Officer

--------------------------------------------------------------------------------
                                 Commercial Bank
--------------------------------------------------------------------------------

OFFICERS
Scott E. Sheldon    Chairperson of the Board                    Wendy M. Lombard        AVP - Mortgage Lending - Ithaca
Kim C. Newson       Vice Chairperson of the Board               Vicki L. Nelson         AVP - Mortgage Lending - Greenville
Jeffrey S. Barker   President and Chief Executive Officer       Karen M. Taylor         AVP- Mortgage Lending - Alma
Patrick G. Duffy    EVP - Chief Financial Officer               Carol L. Vallance       AVP - Customer Relations - Alma
Andrew P. Shafley   SVP - Senior Loan Officer                   Tamera L. Fisher        Loan Officer - Alma
Daniel E. Raleigh   VP - Marketing, Personnel and Branch        Kathryn K. Greening     Loan Officer - Alma
                    Administration
Kevin D. Collison   VP - Commercial Lending - Ithaca            Dawn K. Riley           Loan Officer - Greenville
Thomas D. Cooper    VP - Commercial Lending - Ithaca            Heather A. Lamentola    Branch Supervisor - St. Louis
Jerry L. Bayak      VP - Commercial Lending - Greenville        Cathy M. Patterson      Controller
Corey S. Bailey     AVP - Lending - Alma                        Rebecca A. Smith        Administrative Assistant - Transfer
Janet M. Davison    AVP - Manager/Information Systems

--------------------------------------------------------------------------------
                           Commercial Bank-Greenville
--------------------------------------------------------------------------------

DIRECTORS
Jeffrey S. Barker       Chairman, Commercial Bank Greenville; President and CEO, Commercial Bank
Carl Barberi            Assistant Superintendent, Greenville Public Schools
Jerry L. Bayak          President, Commercial Bank - Greenville
Edwin L. Koehn          President, Ed Koehn Ford Lincoln Mercury Inc.
Gerald D. Pitcher       Real estate developer and property manager
Andrew P. Shafley       Commercial Bank, Senior Vice President-Senior Loan Officer
Bradley S. Stauffer     Director of Corporate Finance, Northland Corporation
L. Wade Thorton         Owner, Winter Inn

OFFICERS
Jerry L. Bayak          President
Vicki L. Nelson         Assistant Vice President - Mortgage Lending
Dawn K. Riley           Loan Officer

Pictures of Greenville Directors and officer

--------------------------------------------------------------------------------
                            COMMERCIAL BANK LOCATIONS
--------------------------------------------------------------------------------

ALMA          301 NORTH STATE ST.        Ph. (989) 463-2185   Fax (989) 463-5996
              119 WEST CENTER*           Ph. (989) 463-3120
              1500 WRIGHT AVE.*          Ph. (989) 463-3901
ITHACA        101 N. PINE RIVER*         Ph. (989) 875-4144   Fax (989) 875-4534
MIDDLETON     101 NORTH NEWTON ST.*      Ph. (989) 236-7236   Fax (989) 236-7732
POMPEII       105 E. FULTON ST.          Ph. (989) 838-2525
ST. LOUIS     104 N. MILL ST.*           Ph. (989) 681-5738   Fax (989) 681-3509
* Denotes Bank locations with ATMs on site.

--------------------------------------------------------------------------------
                      COMMERCIAL BANK-GREENVILLE LOCATIONS
--------------------------------------------------------------------------------

GREENVILLE    10530 W. CARSON CITY RD.*  Ph. (616) 754-7166   Fax (616) 754-2118
              101 NORTH LAFAYETTE ST.*   Ph. (616) 225-3680   Fax (616) 754-3174


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

--------------------------------------------------------------------------------
                                 Transfer Agent
--------------------------------------------------------------------------------

                    Commercial National Financial Corporation
                          Care of Ms. Rebecca A. Smith
                       101 North Pine River, P.O. Box 280
                             Ithaca, Michigan 48847

--------------------------------------------------------------------------------
                             Corporate Headquarters
--------------------------------------------------------------------------------

                              101 North Pine River
                             Ithaca, Michigan 48847
                             www.commercial-bank.com
                              Phone (989) 875-4144
                               Fax (989) 875-4534

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

--------------------------------------------------------------------------------
                                 Market Makers
--------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
WILLIAM KAHL          R. NICHOLAS BACH            MICHAEL T. SEEKELL     PETER VANDERSCHAAF      CHRISTOPHER TURNER  JAMES CRAWFORD
-----------------------------------------------------------------------------------------------------------------------------------
Wachovia Securities   Howe Barnes Investment Inc. Robert W. Baird & Co.  Stifel, Nicolaus & Co.  McDonald & Co.      Raymond James
1-800-292-1960        1-800-800-4693              1-800-888-6200         1-800-676-0477          1-800-526-7705      1-800-521-9767
-----------------------------------------------------------------------------------------------------------------------------------

                    COMMERCIAL NATIONAL FINANCIAL CORPORATION
                                101 N. Pine River
                                  P.O. Box 280
                             Ithaca, Michigan 48847
                             www.commercial-bank.com
                                 (989) 875-4144