Form 10-K, Exhibit 13
period 2003-12-31
COMMERCIAL NATIONAL FINANCIAL CORP /MI
filed 2004-03-26
CIK 828535

                    COMMERCIAL NATIONAL FINANCIAL CORPORATION

                                   EXHIBIT 13

          INCORPORATED PORTIONS FROM 2003 ANNUAL REPORT TO SHAREHOLDERS

                                                                               .
                                                                               .
                                                                               .

                                    CONTENTS

Report from the President.................................................................................        3

Mt. Pleasant Office.......................................................................................        4

Selected Financial Data...................................................................................        5

Management's Discussion and Analysis of Financial Condition and Results of Operations.....................     6-22

Management's Responsibility for Financial Statements......................................................       23

Report of Independent Auditors............................................................................       24

Consolidated Balance Sheets...............................................................................       25

Consolidated Statements of Income.........................................................................       26

Consolidated Statements of Changes in Shareholders' Equity................................................       27

Consolidated Statements of Cash Flows.....................................................................       28

Notes to Consolidated Financial Statements................................................................    29-44

Customer Profiles.........................................................................................       45

Directors and Officers....................................................................................    46-47

Common Stock and Dividend Information.....................................................................       48

Locations, Transfer Agent and Market Makers...............................................................       49

                                     [LOGO]

                                     [LOGO]

To Our Shareholders:

During 2003 we opened a new office, and made tremendous gains in our mortgage loan portfolio, however, our income was below expectations. Net income for the past year totaled $2,236,000 compared to $2,901,000 for the prior year, or a decline of 22.9%. The disappointing drop in income is primarily attributable to a very large increase to the provision for loan losses and expenses associated with our expansions in both Greenville and Mt. Pleasant.

The increase to the provision for loan losses was the result of losses incurred relating to two large commercial loan relationships in the manufacturing sector. We attempted to resolve the problems over many months. It became apparent during the second quarter of 2003 that it was in our best interest to work out of these two relationships, which resulted in a loss. No balances with these customers remain on our books at year end.

Had the additional provision for loan losses not been necessary, net income for 2003 would have increased just over 10% compared to the prior year, despite the increased costs associated with our new offices in Greenville and Mt. Pleasant. However, both of these new banking facilities should position us to grow our business in their respective markets.

Our affiliate bank, Commercial Bank Greenville, has been open for a little more than a year now and under the leadership of Jeff Loomis, our new President in Greenville, we are experiencing solid gains in both loans and deposits. Jeff brings over 20 years of community bank experience to Commercial Bank Greenville. Recently, The Centennial Group added Linda Posati, a new Registered Representative, to our bank in Greenville. Linda has been providing financial services to the Greenville market since 1987.

The new Mt. Pleasant office opened in June 2003 and has been very favorably received by both new and existing customers, some of whom are featured in this annual report. Vice President, Wayne Heminger, and Branch Manager, Sandy Lucksted, head up our unique new Mt. Pleasant office designed and staffed to provide the utmost in personalized service.

While net income declined for 2003, our dividend payout remained strong. Cash dividends were $.54 per share compared to $.51 for the prior year or an increase of 5.9%. The resulting dividend yield for the past year was 4.8% at year end. At the same time the total capital ratio for the company is just over 10% and substantially exceeds all regulatory capital requirements.

Looking forward to 2004, we plan to continue our strong growth in real estate mortgage lending. Real estate mortgage loans totaled $77,400,000 at the end of 2003 compared to $61,600,000 for the prior year, a 25% increase. Recently, Karen Taylor was promoted to Vice President - Mortgage Lending to head up that important role in the bank. She will be adding two new Mortgage Originators beginning March 1, 2004, and we have developed several new innovative loan products. We are also updating our interactive web site to process both conventional mortgages and home equity loans. We look forward to continued growth in this important segment of our business. I encourage you to visit our mortgage loan web site at www.cbloan.info.

Thank you for your continued support and investment in Commercial National Financial Corporation.

Sincerely,

Jeffrey S. Barker
President and CEO

                                     [LOGO]

                            PICTURES OF MT. PLEASANT

                                     [LOGO]

                             SELECTED FINANCIAL DATA

                                                   2003          2002          2001          2000          1999
                                                 ---------     ---------     ---------     ---------     ---------
                                                     (In thousands except financial ratios and per share data)
FOR THE YEAR
   Net interest income                           $   9,704     $   8,922     $   8,952     $   9,002     $   8,416
   Provision for loan losses                        (1,901)         (681)         (375)         (360)         (360)
   Noninterest income                                2,028         1,823         1,842         1,026         1,099
   Noninterest expense                              (6,762)       (6,033)       (5,885)       (5,572)       (5,347)
                                                 ---------     ---------     ---------     ---------     ---------
   Income before income tax expense                  3,069         4,031         4,534         4,096         3,808
   Income tax expense                                 (833)       (1,130)       (1,331)       (1,193)       (1,077)
                                                 ---------     ---------     ---------     ---------     ---------
Net income                                       $   2,236     $   2,901     $   3,203     $   2,903     $   2,731
                                                 =========     =========     =========     =========     =========

AT YEAR END
   Total assets                                  $ 239,788     $ 238,251     $ 218,398     $ 215,886     $ 191,022
   Net loans                                       192,419       181,665       165,427       174,288       149,675
   Total deposits                                  169,565       166,059       162,579       157,794       147,204
   FHLB advances                                    32,104        32,807        26,093        26,500        16,500
   Shareholders' equity                             24,283        23,704        22,064        20,110        18,965

FINANCIAL RATIOS
   Return on average assets                            .94%         1.28%         1.48%         1.43%         1.47%
   Return on average shareholders' equity             9.21         12.60         14.93         14.67         14.67
   Average shareholders' equity to average assets    10.22         10.14          9.90          9.74         10.04
   Allowance for loan losses to total loans           1.01          1.51          1.54          1.44          1.83
   Tier 1 leverage capital ratio                     10.19         10.00          9.74          9.35          9.98
   Total risk-based capital ratio                    14.40         14.21         14.38         13.14         14.27
   Dividend pay-out                                  97.33         70.35         59.48         62.23         63.37

PER SHARE DATA(1)
   Basic earnings                                $     .55     $     .73     $     .82     $     .75     $     .70
   Diluted earnings                                    .55           .72           .82           .74           .70
   Dividends declared                                  .54           .51           .49           .46           .46
   Book value, end of year                            5.99          5.94          5.64          5.22          4.90

(1) All per share data adjusted to reflect stock splits and stock dividends.

                                     [LOGO]

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

On July 16, 1997, the Bank acquired an inactive insurance agency, Commercial National Financial Services Incorporated (the Agency). The Agency in turn purchased a minority interest in Michigan Bankers Title of Northern Michigan, LLC (the Title Agency). During 2000, Michigan Bankers Title of Northern Michigan was dissolved. The Agency made a similar investment in Michigan Bankers Title of Eastern Michigan. The investment in the Title Agency is not material.

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

The Bank concentrates its efforts primarily in two areas, commercial lending and residential real estate lending. Loan, deposit and other products are designed to support these market segments. The Bank also provides a full range of traditional banking services to individuals located in its service area. Commercial Bank offers a variety of deposit products, including checking, savings, money market, individual retirement accounts, certificates of deposit and repurchase agreements.

The principal markets for financial services are the mid-Michigan communities in which the Bank is located and the areas immediately surrounding these communities. The Bank serves these markets through nine locations in or near these communities. Commercial also lends outside the principal geographic market where the Bank has locations in support of existing customers. Commercial does not have any material foreign assets or income.

The principal source of revenue for Commercial is interest and fees on loans. On a consolidated basis, interest and fees on loans accounted for 79.25% of total revenue in 2003, 79.47% in 2002, and 79.71% in 2001. Interest on investment securities accounted for 6.82% of total revenue in 2003, 7.82% in 2002, and 8.04% in 2001.

CRITICAL ACCOUNTING POLICIES

The "Management's Discussion and analysis of Financial Condition and Results of Operations," as well as disclosures found elsewhere in the annual report, are based upon Commercial's consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires Commercial to estimate and make judgments that affect the

                                     [LOGO]
reported amounts of assets, liabilities, revenues and expenses. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses, the valuation mortgage servicing assets and the valuation of stock options. Actual results could differ significantly from these estimates.

Allowance for Loan Losses

The allowance for loan losses is maintained at a level believed adequate by management to absorb probable losses inherent in the consolidated loan portfolio. Management's evaluation of the adequacy of the allowance is an estimate based on an assessment of loss exposure on individual loans identified as substandard or substandard and impaired, and an assessment of the performance of homogenous categories of loans. A detailed discussion of Commercial's allowance for loan loss methodology is included in the Provision and Allowance for Loan Losses section of the management discussion and analysis.

Mortgage Servicing Assets

Servicing assets are recognized as separate assets when loans are sold with servicing retained. Capitalized servicing rights are amortized into noninterest income in proportion to, and over the period of, the estimated future net servicing income of the underlying financial assets. Servicing assets are valued based upon the estimated fair value of the rights. Value is determined by stratifying servicing rights by predominant characteristics, including term, and rate and applying a discounted cash flow model to determine an estimated market value. Some of the assumptions used in the discounted cash flow model, including the estimated life of the servicing asset, can influence the final market value. Negative adjustments to the value (referred to as impairment), are recognized through a valuation allowance by charges against mortgage servicing income. See
Note 5 of the consolidated financial statements for additional information.

Stock Options

Incentive and non-qualified stock options are periodically issued to certain employees and directors under shareholder approved stock option plans. The options are granted at an exercise price equal to the fair value of the underlying shares at the date of grant. Employee options are generally granted for a term of 10 years with a 5 year vesting schedule. Director options are granted for a term of 10 years with a 6 month vesting schedule.

Management uses the Black-Scholes option pricing model to determine the fair value of stock options. This model has certain limitations, such as not factoring in the non-transferability of employee options. The model is generally used to value options with terms shorter than the contractual ten-year life. Because of these limitations, and the use of subjective assumptions in the model, this and other option pricing models do not necessarily provide a reliable measure of the fair value of stock options. In the current market place we are unable to find a reasonably priced model that will provide a more reliable measure of fair value. Management also believes that obtaining an independent appraisal of value would be cost prohibitive and also inherently unreliable.

The more significant assumptions used in estimating the fair value of stock options include the risk-free interest rate, the dividend yield, the weighted average expected life of the stock options and the expected price volatility of our common stock. The risk-free interest rate is based on U.S. Treasury securities with a term equal to the expected life of the stock options. The dividend yield is based on Commercial's expected dividend payout level. The expected life is based on historical experience adjusted for changes in terms and the amount of awards granted. The expected volatility, which is the assumption where the most judgment is used, is based on historical volatility. See notes 1 and 10 of Commercial's consolidated financial statements for further discussion of stock options.

Management believes the accounting estimates related to the allowance for loan losses, valuations of mortgage servicing assets and the valuation of stock options are critical accounting estimates. These estimates are susceptible to change from period to period because they require management to make assumptions concerning future events. Management regularly discusses the methodology used to determine these accounting estimates with the audit committee of the board of directors.

HIGHLIGHTS

2003 COMPARED TO 2002

Net income for the year ended December 31, 2003 was $2,236,000, a $665,000 or 22.9% decrease from the $2,901,000 earned in 2002. The 2003 return on average equity decreased

                                     [LOGO]
to 9.21% from 12.60% in 2002. The return on average assets for 2003 also decreased to .94% from 1.28% in 2002. Basic earnings per share decreased from $.73 per share for the year ending December 31, 2002 to $.55 per share for the year ending December 31, 2003.

The major factors affecting 2003 results were falling interest rates, weak business loan demand, credit weakness in the business loan portfolio, and cost of expanding into Mt. Pleasant, Michigan.

Interest rates, in general, continued to fall during the first 8 months of 2003. The decrease in interest rates provided incentive for residential real estate loan customers to refinance their existing residential real estate mortgages. The refinancing activity contributed to a net gain on loan sales of $818,000, a $120,000 or 17.2% increase compared to 2002. Commercial originated and sold to the secondary market $33.6 million in residential real estate loans compared to $32.7 million during 2002. This resulted in a $4.8 million or 7.8% increase in Commercial's mortgage servicing portfolio.

Credit weakness in the business loan portfolio required Commercial to increase the provision for loan loss to $1,901,000 from $681,000, a $1,220,000 or 179.15%
increase. Commercial also recorded gross charge-offs related to business loans of $2,996,000.

In June of 2003, Commercial opened an office in Mt. Pleasant, Michigan. The office allows the Bank to support the deposit needs of existing business loan customers located in or near Mt. Pleasant. This office also provides a base of operation from which Commercial can pursue additional residential real estate and business lending opportunities. Costs of opening and staffing this location, combined with a full year of cost of operating our newest Greenville, Michigan office contributed to the $729,000 or 12.1% increase in non-interest expense.

Total assets at December 31, 2003 increased $1.5 million to $239.8 million. Total gross loans increased $9.9 million primarily as a result of a $15.8 million increase in the residential real estate loan portfolio offset by an $5.4 million decrease in business related loans. Federal Funds totaling $6.2 million and $1.7 million in other interest bearing deposits were used to partially fund the increase in loans.

2002 COMPARED TO 2001

Net income for the year ended December 31, 2002 was $2,901,000, a $302,000 or 9.4% decrease from the $3,203,000 earned in 2001. The 2002 return on average equity decreased to 12.60% from 14.93% in 2001. The return on average assets for 2002 also decreased to 1.28% from 1.48% in 2001. Basic earnings per share decreased from $.82 per share for the year ending December 31, 2001 to $.73 per share for the year ending December 31, 2002.

Three major events affecting 2002 results were historically low interest rates, a slowing local economy and the Bank's expansion into Greenville, Michigan.

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

The slowing economy negatively affected the Bank's loan portfolio. Non-performing loans increased from $462,000 at December 31, 2001 to $6 million aFt December 31, 2002. The increase in non-performing loans, resulted in an increase in the provision for loan loss of $306,000. The interest income not recorded on the non-performing loans totaled $450,000. This had a negative impact on the Bank's margin which decreased from 4.46% for the year ending December 31, 2001 to 4.32% for the year ending December 31, 2002.

Our expansion into Greenville, Michigan had a short-term negative impact on non-interest expense as management completed and staffed a new office. This new office increased personnel which increased salary, benefit and occupancy costs. In anticipation of the increased expenses of the new location, management has attempted to control costs in other areas of the Bank. Management was able to limit the overall increase in non-interest expense to $148,000 or 2.52% compared to the year ending December 31, 2001.

Total assets at December 31, 2002 increased $19.9 million to $238.3 million from $218.4 million at December 31, 2001. Total gross loans at December 31, 2002 increased $16.2 million compared to December 31, 2001. Increases in the commercial loan, and residential real estate loan portfolios were the primary source for the increased loan totals.

                                     [LOGO]

NET INTEREST INCOME

Treasury Yields

          December 31,   December 31,   December 31,  October 16,  December 31,
              2003           2002           2001          2001         2000
          ------------   ------------   -----------   ----------   ------------
3 month       .93%          1.19%          1.72%         2.22%        5.09%
6 month      1.01%          1.24%          1.81%         2.20%        5.79%
1 year       1.86%          1.74%          3.18%         2.74%        5.43%
2 year       1.86%          1.74%          3.18%         2.74%        5.15%
5 year       3.24%          3.05%          4.43%         3.79%        5.01%
10 year      4.27%          4.08%          5.10%         4.59%        5.11%

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

The above table illustrates how, in general, treasury rates have changed since December 31, 2000. The Treasury yield curve on October 16, 2001 reflects the initial response of the market to the events of September 11, 2001.

2003 COMPARED TO 2002

During 2003, long term interest rates continued to fall. Residential real estate and other long term borrowers continued to refinance loans at lower rates. Maturing securities were also replaced at lower yields. To help improve the yield on earning assets management invested excess Fed Funds into residential real estate loans. The yield on earning assets also improved as a result of the return to accrual status of $1.2 million in non-accrual loans and the related recapture of non-accrual interest. The net effect of these events was a 44 basis point decrease in the yield on earning assets.

In response to lower yields on earning assets, management continued to lower the cost of deposit and other funding sources where possible. This included $8.7 million in FHLB maturing advances which were renewed at lower cost. Commercial was able to lower the cost of funds by 69 basis points.

The net effect of the events affecting the yield on earning assets and the cost of interest bearing liabilities was a 14 basis point increase in Commercial's margin from 4.32% to 4.46%. The increase in margin combined with an increase of $9.3 million in average earning assets resulted in a $709,000 increase of tax equivalent net interest income.

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

                                     [LOGO]

Average Balance Sheet and Analysis of Net Interest Income

                                                             Years ended December 31,
                                          --------------2003-----------   ------------2002-------------
                                           AVERAGE               YIELD/    Average               Yield/
                                           BALANCE    INTEREST    RATE     Balance    Interest    Rate
                                          ---------   --------   ------   ---------   --------   ------
                                                              (Dollars in thousands)
Interest-earning assets:
  Loans receivable (1)(2)                 $ 184,693   $ 12,644     6.85%  $ 179,831   $ 12,755     7.09%
    Investment securities
     Taxable                                 18,850        697     3.70      14,723        773     5.25
     Tax-exempt (2)                           8,361        586     7.01       9,974        717     7.19
     Federal funds sold and
    other interest-bearing deposits           9,948         97      .98       8,112        111     1.37
   Federal Home Loan Bank stock               1,676         85     5.07       1,495         91     6.09
                                          ---------   --------            ---------   --------
       Total interest-earning assets        223,528     14,109     6.31     214,135     14,447     6.75
Non-earning assets:
   Cash and due from banks                    5,343                           5,100
   Premises and equipment, net                3,851                           2,953
   Other assets                               7,480                           7,851
   Allowance for loan losses                 (2,820)                         (2,888)
                                          ---------                       ---------
       Total assets                       $ 237,382                       $ 227,151
                                          =========                       =========
Interest-bearing liabilities:
   Interest-bearing deposits
     Interest-bearing demand              $  29,427   $    142      .48%  $  28,371   $    152      .54%
     Savings                                 63,077        654     1.04      56,630      1,039     1.83
     Time                                    54,220      1,652     3.05      57,610      2,197     3.81
   Securities sold under agreements
     to repurchase                           14,151        148     1.05       9,398        156     1.66
   U.S. Treasury demand notes,
     Federal funds purchased, and
     other borrowings                           295          3     1.02         397          6     1.51
   Federal Home Loan Bank advances           29,643      1,545     5.21      29,227      1,641     5.61
                                          ---------   --------            ---------   --------
     Total interest-bearing liabilities     190,813      4,144     2.17     181,633      5,191     2.86
Noninterest-bearing liabilities:
   Noninterest-bearing demand                21,334                          19,675
   Other liabilities                            967                           2,812
   Shareholders' equity                      24,268                          23,031
                                          ---------                       ---------
   Total liabilities and
     shareholders' equity                 $ 237,382                       $ 227,151
                                          =========                       =========
Net interest income/interest rate spread              $  9,965     4.14%              $  9,256     3.89%
                                                      ========   ======               ========   ======

Net interest margin (3)                                            4.46%                           4.32%
                                                                 ======                          ======

                                            Years ended December 31,
                                          -------------2001-------------
                                            Average               Yield/
                                            Balance    Interest    Rate
                                          ----------   --------   ------
                                              (Dollars in thousands)
Interest-earning assets:
  Loans receivable (1)(2)                 $  172,714   $ 14,379     8.33%
    Investment securities
     Taxable                                  15,118        884     5.85
     Tax-exempt (2)                           11,212        844     7.53
     Federal funds sold and
    other interest-bearing deposits            8,463        252     2.98
   Federal Home Loan Bank stock                1,391        104     7.48
                                          ----------   --------
       Total interest-earning assets         208,898     16,463     7.88
Non-earning assets:
   Cash and due from banks                     4,645
   Premises and equipment, net                 2,319
   Other assets                                3,570
   Allowance for loan losses                  (2,731)
                                          ----------
       Total assets                       $  216,701
                                          ==========
Interest-bearing liabilities:
   Interest-bearing deposits
     Interest-bearing demand              $   26,825   $    280     1.04%
     Savings                                  44,729      1,237     2.77
     Time                                     69,625      3,831     5.50
   Securities sold under agreements
     to repurchase                             8,462        313     3.70
   U.S. Treasury demand notes,
     Federal funds purchased, and
     other borrowings                            597         23     3.85
   Federal Home Loan Bank advances            23,715      1,461     6.16
                                          ----------   --------
     Total interest-bearing liabilities      173,953      7,145     4.11
Noninterest-bearing liabilities:
   Noninterest-bearing demand                 20,148
   Other liabilities                           1,152
   Shareholders' equity                       21,448
                                          ----------
   Total liabilities and
     shareholders' equity                 $  216,701
                                          ==========
Net interest income/interest rate spread               $  9,318     3.77%
                                                       ========   ======

Net interest margin (3)                                             4.46%
                                                                  ======

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

                                     [LOGO]

The following table analyzes the effect of volume and rate changes on interest income and expense for the periods indicated.

                                                                                 Years ended December 31,
                                                         2003                             2002                         2001
                                           -------COMPARED TO 2002------  -----Compared to 2001------  -------Compared to 2000------
                                               NET     AMOUNT    AMOUNT      Net      Amount   Amount     Net      Amount  Amount
                                            INCREASE   DUE TO    DUE TO    Increase   Due to   Due to  Increase    Due to  Due to
                                           (DECREASE)  VOLUME     RATE    (Decrease)  Volume    Rate   (Decrease)  Volume   Rate
                                           ----------  -------  --------  ----------  ------  -------  ----------  ------  --------
                                                                                 (In thousands)
Interest income:
   Loans receivable (1) (2)                $    (111)  $  333   $  (444)  $  (1,623)    505  $(2,128)  $    (212)  $  693  $  (905)
   Investment securities:
     Taxable                                     (76)     153      (229)       (113)    (20)     (93)        (57)     (35)     (22)
     Tax-exempt (2)                             (131)    (113)      (18)       (127)    (89)     (38)        (47)     (46)      (1)
   Federal funds sold and
     other interest- bearing deposits            (14)      18       (32)       (141)     (5)    (136)        115      162      (47)
   Federal Home Loan Bank stock                   (6)       9       (15)        (13)      6      (19)        (11)       -      (11)
                                           ---------   ------   -------   ---------   -----  -------   ---------   ------  -------
     Total interest income                      (338)     400      (738)     (2,017)    397    2,414)       (212)     774     (986)

Interest expense:
   Interest-bearing deposits
     Interest-bearing demand                     (10)       5       (15)       (128)      9     (137)       (149)       7     (156)
     Savings                                    (385)      67      (452)       (198)    218     (416)         46       66      (20)
     Time                                       (545)    (103)     (442)     (1,634)   (458)  (1,176)        (97)      71     (168)
   Securities sold under
     agreements to repurchase                     (8)      50       (58)       (158)     15     (173)        (87)      64     (151)
   U.S. Treasury demand notes, Federal
     funds purchased and other borrowings         (3)      (1)       (2)        (17)     (3)     (14)        (32)      (9)     (23)
   Federal Home Loan Bank advances               (96)      22      (118)        181     310     (129)        165      268     (103)
                                           ---------   ------   -------   ---------   -----  -------   ---------   ------  -------
   Total interest expense                     (1,047)      40    (1,087)     (1,954)     91   (2,045)       (154)     467     (621)
                                           ---------   ------   -------   ---------   -----  -------   ---------   ------  -------
   Net interest income                     $     709   $  360   $   349   $     (63)  $ 306  $  (369)  $     (58)  $  307  $  (365)
                                           =========   ======   =======   =========   =====  =======   =========   ======  =======

(1) Loan fees are included in interest income and are used to calculate average rates earned. Non-accrual loans are included in the average loan balance.

(2) Yields on tax-exempt loans and investment securities are computed on a fully taxable-equivalent basis using a federal income tax rate of 34%.

(3) For purposes of these tables, changes in interest due to volume and rate were determined as follows: Volume Variance = Change in volume times old rate; Rate Variance = change in rate times old volume; Rate/ Volume Variance = Change in rate times change in volume allocated to volume and rate changes in proportion to the relationship of the absolute dollar amounts of the change in each.

NONINTEREST INCOME

                                    Years ended December 31,
                                     2003    2002    2001
                                    ------  ------  ------
                                         (In thousands)
Service charge and fees             $  469  $  494  $  453
Net gains on mortgage loan sales       818     698     613
Dividends on bank owned life
   insurance                           169     181      50
Receivable financing fees              166     158     227
Net gains on sale of securities          -      28     211
Gain on sale of other real estate      259       -       -
Other                                  147     265     287
                                    ------  ------  ------
Total noninterest income            $2,028  $1,824  $1,841
                                    ======  ======  ======

2003 COMPARED TO 2002

Noninterest income for the year ended December 31, 2003 was $2,028,000, a $204,000 or 11.1% increase compared to the year ended December 31, 2002.

Service charge and fees decreased $25,000 as a result of checking and money market product restructuring. The restructuring process reduced the number of checking and money market products and eliminated several activity and minimum balance fees.

Residential real estate mortgage rates continued to fall during the first eight months of 2003. The low interest rates provided incentive for residential real estate mortgage

                                     [LOGO]
customers to refinance their mortgage loans. The refinancing activity resulted in net gain on loan sales of $818,000, a $120,000 or 17.1% increase compared to 2002. Management anticipates that higher interest rates will significantly decrease the net gain on mortgage loan sales during 2004.

Gain on sale of other real estate was $259,000. The gain was the result of a sale of real estate related to a business loan identified as nonperforming at December 31, 2002.

Other income decreased by $119,000 or 44.9% as a result of the increased rate of amortizing mortgage servicing rights and the recording of a $132,000 valuation allowance to recognize a decline in the value of mortgage servicing rights.

2002 COMPARED TO 2001

Noninterest income for the year ended December 31, 2002 was $1,824,000 compared to $1,841,000 for the year ended December 31, 2001.

At December 31, 2001 management noted an increase in residential real estate mortgage rates and a corresponding decrease in residential real estate mortgage applications. However, mortgage rates decreased during 2002 to 40 year lows. The Bank experienced significant mortgage refinancing activity again during 2002. The Bank originated and sold $32.7 million in residential mortgage loans during 2002 compared to the record $33.4 million in 2001. The Bank was able to average a slightly higher gain on the loans sold during 2002.

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

NONINTEREST EXPENSE

                                                            Years ended December 31,
                                                        2003          2002          2001
                                                      --------      --------      --------
                                                                (In thousands)
Salaries                                              $  2,949      $  2,689      $  2,570
Employee benefits                                          750           665           660
Furniture and equipment                                    797           603           658
Professional fees                                          390           343           354
Occupancy                                                  388           328           314
Printing and supplies                                      172           197           186
Director fees                                              199           182           156
Telephone                                                  111           146           127
Postage                                                    100           102            87
Advertising                                                 95            84            71
Other insurance                                             66            60            55
Other taxes                                                 25            54            47
FDIC insurance                                              28            31            31
Other expenses                                             692           549           569
                                                      --------      --------      --------
   Total noninterest expense                          $  6,762      $  6,033      $  5,885
                                                      ========      ========      ========

Efficiency ratio                                         56.38%        54.45%        52.74%
                                                      ========      ========      ========
Noninterest expense as percentage
   of average assets                                      2.85%         2.66%         2.72%
                                                      ========      ========      ========
Salaries and employee benefits as
   a percentage of average assets                         1.56%         1.48%         1.49%
                                                      ========      ========      ========

2003 COMPARED TO 2002

Noninterest expense for the year ending December 31, 2003 increased $729,000 or 12.1%. Commercial's efficiency ratio increased from 54.45% to 56.38%.

During June of 2003, the Bank opened an office in Mt. Pleasant, Michigan. Costs of opening and operating this office and a full year of cost of our newest Greenville, Michigan location negatively impacted several expense categories including salaries, employee benefits, occupancy, furniture and equipment and director fees.

Salary expense increased $260,000 or 9.7%. The increase reflects 12 month expense for the Greenville office staff, salary expense for new employees at the Mt. Pleasant office and normal salary increases. Full time equivalents increased from 79 at December 31, 2002 to 82 at December 31, 2003.

Telephone expense decreased $35,000 or 24.0%. During 2003, the Bank was also able to renegotiate cost of lines extending from the Ithaca office to all other locations at favorable terms.

2002 COMPARED TO 2001

Noninterest expense for the year ending December 31, 2002 increased $148,000 or 2.5%. Commercial's efficiency ratio increased from 52.74% to 54.45%.

                                     [LOGO]

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

INCOME TAX EXPENSE

Commercial's 2003 income tax expense was $833,000 compared to $1,130,000 in 2002 and $1,331,000 in 2001. The decrease from 2001 through 2003 was primarily the result of decreased income before income tax offset by a decrease in tax-exempt interest income. The decrease in income tax expense for 2003 was primarily due to lower pretax net income and a decrease in tax-exempt interest. The average balance in tax-exempt securities decreased $1,613,000 in 2003, $1,238,000 in 2002, and $614,000 in 2001.

The statutory federal tax rate during 2003, 2002, and 2001, was 34%. Commercial's effective tax rate was lower than the statutory rate in all three years, primarily due to tax-exempt interest income. The effective tax rate was 27.14% in 2003, 28.03% in 2002, and 29.35% in 2001.

INVESTMENT PORTFOLIO

The following table shows securities by classification as of December 31, 2003, the amounts and weighted-average yields by maturity period:

                                                                          MATURING

                              Within               After One But      After Five But                After
                               One                  Within Five         Within Ten                   Ten
                               Year                    Years               Years                    Years                Total
                          Amount      Yield      Amount     Yield     Amount      Yield      Amount      Yield      Amount    Yield
                        -----------   -----   -----------   -----   -----------   -----   -----------    -----  -----------   -----
AVAILABLE FOR SALE
U.S. Treasuries
and government
   agencies             $ 5,097,188    5.10%  $13,109,144    2.94%  $         -           $         -           $18,206,332    3.54%
State and municipal(1)      295,202    6.18%    1,911,573    6.43%    1,733,521    6.38%      882,479     5.65%   4,822,775    5.97%
                        -----------   -----   -----------   -----   -----------   -----   -----------    -----  -----------   -----
   Total                $ 5,392,390           $15,020,717           $ 1,733,521           $   882,479           $23,029,107
                        ===========   =====   ===========   =====   ===========   =====   ===========    =====  ===========   =====

HELD TO MATURITY
State and
   municipal (1)        $ 1,005,318    7.00%  $ 1,947,445    7.37%  $    95,000    9.16%  $         -           $ 3,047,763    7.30%
                        -----------   -----   -----------   -----   -----------   -----   -----------    -----  -----------   -----
   Total                $ 1,005,318           $ 1,947,445           $    95,000           $         -           $ 3,047,763
                        ===========   =====   ===========   =====   ===========   =====   ===========    =====  ===========   =====

(1) Yields on tax-exempt securities are computed on a fully taxable-equivalent basis

The previous table which shows the contractual maturity of securities by classification does not account for the effect of call dates on the cash flow of the investment securities portfolio. During 2004, $8.5 million in available for sale U.S. Treasury and government agency securities maturing in years 2005 through 2008 will reach a call date. Interest rates in effect at December 31, 2003 lead management to believe that $7.1 million of the securities reaching a call date will likely be called by the issuer.

                                     [LOGO]

The amortized cost of investment securities, as of the dates indicated, are summarized as follows:

                                                               December 31,
                                         2003                      2002                      2001
                                AVAILABLE     HELD TO      Available    Held to      Available    Held to
                                 FOR SALE    MATURITY      for Sale    Maturity      for Sale     Maturity
                                ---------    ---------     ---------   ---------     ---------    --------
                                                       (In thousands)
U.S. Treasuries and
 government  agencies            $ 18,028    $       -     $ 15,627    $       -     $ 14,588     $      -
State and municipal                 4,580        3,048        4,544        4,689        4,224        7,497
Other                                   -            -          501            -        1,090            -
                                 --------    ---------     --------    ---------     --------     --------
Total                            $ 22,608    $   3,048     $ 20,672    $   4,689     $ 19,902     $  7,497
                                 ========    =========     ========    =========     ========     ========

Commercial's Asset/Liability Management Committee ("Committee") is responsible for developing investment guidelines and strategies. The Committee uses an investment advisor to help select appropriate investments for the portfolio. Decisions to purchase securities and the maturity date selected are coordinated with an overall plan to manage liquidity and interest rate exposure.

For example, the U.S. Treasury and government agency securities identified as available for sale are laddered to mature over five years with the intent of achieving a three year average life. The investment time horizon and the average life are periodically adjusted to reflect the effects of loan demand, cost of funding and the interest rate environment. In the current low interest rate environment, management is electing to shorten the average maturity. The Committee has also elected to use callable government agency securities to provide protection in the event that interest rates rise. The book value of callable securities totaled $10.2 million at December 31, 2003 compared to $8.5 million at December 31, 2002.

The Committee does not invest in derivative securities. Commercial holds no impaired securities at December 31, 2003. As of December 31, 2003, the aggregate book value of investment securities issued by the State of Michigan and all its political subdivisions totaled $5.0 million with an aggregate market value of $5.2 million.

LOAN PORTFOLIO

Lending efforts are concentrated primarily in the Michigan communities in which Commercial's branches are located. Commercial also finances projects in other communities generally as a result of supporting the business activities of our customers and their related interests. Commercial focuses its lending efforts in two categories: business lending and residential real estate lending. The Bank does not engage in indirect lending, credit cards, or sub-prime lending. Commercial has no foreign loans.

2003 COMPARED TO 2002

Total loans increased $9.9 million or 5.4% during 2003. The Bank's portfolio mix changed during 2003 as commercial, financial and agricultural loans decreased by $8.1 million while residential real estate loans increased $15.8 million.

Several factors caused the $8.1 million decrease in commercial, financial and agricultural loans: the resolution of impaired and problem loans through charge-off or refinancing with other institutions, and weak business loan demand. The Bank charged-off $3.0 million in commercial, financial and agricultural loans during 2003.

Several factors caused the $15.8 million increase in residential real estate loans: loan interest rates encouraging refinancing and purchase money transactions, and the Bank's need to invest excess liquidity.

As interest rates continued to fall during the first eight months of 2003, residential real estate refinancing and purchase money transactions remained strong. Fifteen and 30 year fixed rate loans underwritten to Federal Home Loan Mortgage Corporation (Freddie Mac) standards were the most popular products with Commercial's customers.

As loans are sold to Freddie Mac, the Bank's liquidity increases. With a lack of investment options, combined with weak loan demand, the funds received from Freddie Mac were generally invested in Federal Funds at .98% average yield during 2003. The yield on the residential real estate

                                     [LOGO]
loans originated during 2003 ranged from 4.25% to 7.5%. Management determined the break even point comparing holding mortgages and earning interest income vs. selling the mortgages, recording a gain on sale and investing proceeds in Federal Funds was as short as four months. Management elected to hold in portfolio a portion of 15 and 30 year fixed rate loans originated during 2003.

Also, not all residential real estate loan customers qualify or request 15 and 30 year fixed rate loans. In these instances the Bank offers alternative products including adjustable rate mortgages, and first time home buyer programs. These loans are also kept in portfolio.

2002 COMPARED TO 2001

Total loans increased $16.4 million or 9.8% during 2002. The Bank's lenders are primarily focused on developing residential real estate markets and business loan customers. Both areas increased during 2002. Commercial, financial and agricultural loan category grew $11.5 million or 12.5%. Real estate-mortgages increased $5.8 million or 10.3%.

The following table presents the amount of loans outstanding by loan type:

                                                                     December 31,
                                 2003               2002                2001                2000                1999
                             -----------         -----------         -----------        ------------        ------------
                                                                   (In thousands)
Commercial, financial and
   agricultural              $    95,947         $   104,092         $    92,566        $    91,860         $    80,116
Real estate - construction        14,698              11,952              12,556             19,318              16,145
Real estate - mortgage            77,454              61,652              55,893             57,945              47,085
Consumer and other                 6,291               6,752               6,998              7,710               9,121
                             -----------         -----------         -----------        -----------         -----------
   Total loans               $   194,390         $   184,448         $   168,013        $   176,833         $   152,467
                             ===========         ===========         ===========        ===========         ===========

The following table shows the maturity of loans (excluding real estate-mortgage and consumer and other loans) outstanding at December 31, 2003. Also provided are the amounts due after one year, classified according to their sensitivity to changes in interest rates.

                                                          Due         Due
                                              Due      After One   After Five      Due
                                            Within    But Within   But Within     After
                                           One Year   Five Years    Ten Years   Ten Years    Total
                                           --------   ----------   ----------   ---------  ---------
Commercial, financial and agricultural     $ 24,834   $   61,993   $    8,249   $     871  $  95,947
Real estate - construction                    4,177        7,982          832       1,707     14,698
                                           --------   ----------   ----------   ---------  ---------
   Total                                   $ 29,011   $   69,975   $    9,081   $   2,578  $ 110,645
                                           ========   ==========   ==========   =========  =========

Loans due after one year:
Fixed rate                                 $ 32,117
Floating or adjustable rate                  49,517
                                           --------
   Total                                   $ 81,634
                                           ========

ASSET QUALITY

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

                                     [LOGO]

As of December 31, 2003 there were no concentrations of loans exceeding 10% of total loans.

2003 COMPARED TO 2002

Non-performing loans decreased from $6.0 million to $825,000, a $5.2 million decrease. The $825,000 of non-performing loans is considered impaired.

The $6.0 million in nonperforming loans at December 31, 2002 represented six business loan relationships. During 2003, management was able to resolve all but two of the relationships.

The $825,000 in non-performing loans represents three business loan relationships, two of which management believes, will be resolved during the first quarter of 2004.

The $5.2 million decrease in non-performing loans was resolved as follows:

Balance at beginning of year        $      6.0
Charged-off                               (2.8)
Cash received                             (1.8)
Returned to accrual status                (1.2)
Additions                                   .6
                                    ----------
Balance at end of year              $       .8
                                    ==========

2002 COMPARED TO 2001

Non-performing loans increased from $463,000 to $6.0 million, a $5.6 million increase. The $6.0 million represents six business loan relationships. In addition to the $6.0 million in non-performing loans, management identified an additional $2.6 million as impaired, which are still accruing. These customers are current and paying all loans as agreed as of December 31, 2002.

The following table summarizes non-accrual, past due and restructured loans:

                                                                    December 31,
                                               2003       2002         2001      2000        1999
                                              -------   --------     --------   -------    --------
                                                                  (In thousands)
Non-accrual loans                             $   825   $  5,676     $    388   $   354    $    963
Accruing loans past due 90 days or more             -          -           75         -          14
Restructured loans                                  -        349            -         -           -
                                              -------   --------     --------   -------    --------
   Total non-performing loans                     825      6,025          463       354         977
Repossessed assets, and other real estate         598        121        1,000        42           -
                                              -------   --------     --------   -------    --------
   Total non-performing assets                $ 1,423   $  6,146     $  1,463   $   396    $    977
                                              =======   ========     ========   =======    ========
Total non-performing loans
   as a percentage of total loans                 .42%      3.27%         .28%      .20%        .65%
                                              =======   ========     ========   =======    ========
Total non-performing assets as a percentage
   of total assets                                .59%      2.58%         .67%      .18%        .51%
                                              =======   ========     ========   =======    ========

PROVISION AND ALLOWANCE FOR LOAN LOSSES

The allowance for loan losses has been allocated according to the amount deemed to be reasonably necessary to provide for the probability of losses being incurred as follows:

                                                        December 31,
                                     2003                   2002                   2001
                                        PERCENT                Percent                  Percent
                                        OF LOANS               of Loans                of Loans
                                        TO TOTAL               to Total                to Total
                            ALLOWANCE    LOANS     Allowance    Loans      Allowance     Loans
                            ---------   --------   ---------   -------     ---------   --------
                                                       (In thousands)
Commercial, financial
   and agricultural         $   1,563     49.36%   $   2,398    56.43%     $     993    55.09%
Real estate - construction        298      7.56           26     6.48             15     7.47
Real estate - mortgage              -     39.84          122    33.43            114    33.27
Consumer and other                 64      3.24           92     3.66            342     4.17
Unallocated                        45                    145        -          1,122        -
                            ---------    ------    ---------   ------      ---------   ------
   Total                    $   1,970    100.00%   $   2,783   100.00%     $   2,586   100.00%
                            =========    ======    =========   ======      =========   ======

                                               December 31,
                                     2000                   1999
                                         Percent                  Percent
                                         of Loans                 of Loans
                                         to Total                 to Total
                               Allowance   Loans      Allowance    Loans
                               --------- ---------    ---------   ---------
                                               (In thousands)
Commercial, financial
   and agricultural           $    1,265   51.95%     $   1,352    52.55%
Real estate - construction            17   10.92              -    10.59
Real estate - mortgage               120   32.77            100    30.88
Consumer and other                   427    4.36            351     5.98
Unallocated                          716       -            989        -
                              ----------  ------      ---------   ------
   Total                      $    2,545  100.00%     $   2,792   100.00%
                              ==========  ======      =========   ======


                                     [LOGO]

The following table summarizes changes in the allowance for loan losses.

                                                                           Years ended December 31,
                                                           2003         2002          2001          2000          1999
                                                        ----------   ----------    ----------   -----------    ----------
                                                                                 (In thousands)
Amount of loans outstanding at end of year              $  194,390   $  184,448    $  168,013   $   176,833    $  152,467
                                                        ==========   ==========    ==========   ===========    ==========

Daily average of loans
    outstanding for the year                            $  184,693   $  179,831    $  172,714   $   164,389    $  143,026
                                                        ==========   ==========    ==========   ===========    ==========
Balance of allowance at beginning of year               $    2,783   $    2,586    $    2,545   $     2,792    $    2,344
Loans charged off:
    Commercial, financial and agricultural                  (2,996)        (511)         (389)         (662)            -
    Real estate - mortgage                                       -            -             -             -             -
    Consumer and other                                        (124)         (27)          (27)          (28)          (29)
                                                        ----------   ----------    ----------   -----------    ----------
       Total loans charged off                              (3,120)        (538)         (416)         (690)          (29)
                                                        ----------   ----------    ----------   -----------    ----------

Recoveries of loans previously charged off:
    Commercial, financial, and agricultural                    385           26            48            10            76
    Real estate - mortgage                                       -            -             1            44            15
    Consumer and other                                          21           28            33            29            26
                                                        ----------   ----------    ----------   -----------    ----------
       Total recoveries                                        406           54            82            83           117
                                                        ----------   ----------    ----------   -----------    ----------
       Net (charge-offs)/recoveries                         (2,714)        (484)         (334)         (607)           88
    Provision for loan losses (1)                            1,901          681           375           360           360
                                                        ----------   ----------    ----------   -----------    ----------
Allowance at end of period                              $    1,970   $    2,783    $    2,586   $     2,545    $    2,792
                                                        ==========   ==========    ==========   ===========    ==========

Ratio of net (charge-offs)/recoveries during period to
    average loans outstanding during the period              (1.47)%       (.27)%        (.19)%        (.37)%         .06%
                                                        ==========   ==========    ==========   ===========    ==========

Ratio of allowance for loan losses to
    loans outstanding at end of period                        1.01%        1.51%         1.54%         1.44%         1.83%
                                                        ==========   ==========    ==========   ===========    ==========

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

Management classifies loans into one of four classifications for the purpose of calculating the appropriate allowance for loan loss: non-classified, watch loans, substandard not impaired and substandard impaired. Within these four classifications management has identified four loan categories: personal, credit lines, residential real estate and business.

Non-classified loans are loans that are viewed as homogeneous categories. These loans are generally current and performing as agreed. Commercial establishes a reserve on these categories of non-classified loans using historical loss experience. The loss experience is updated quarterly.

Watch loans are loans that management has identified as having some change that requires additional loan officer monitoring. These loans are generally paying as agreed, however, the ability to meet debt obligations, while adequate, has deteriorated. These loans are generally not considered impaired. The reserve on these categories of loans is determined using historical loss experience. The loss experience is updated quarterly.

Substandard loans are commercial loans that management reviews for impairment under FAS 114 and 118. Management reviews these loans individually for impairment using either the present value of expected cash flow or the value of collateral. Loans in this category can be impaired, non-performing, both or neither.

                                     [LOGO]

A specific reserve is calculated for each substandard loan determined to be impaired. Generally, loans identified as impaired are generally considered non-performing and are placed on non-accrual. A reserve based on historical loss experience is established for substandard loans not identified as impaired.

This method of determining the allowance, while believed to be in compliance with generally accepted accounting principals, has limitations and is inherently subjective. For example the methodology relies on management's ability to properly identify and classify loans into appropriate categories. The Audit Committee attempts to support the assertions made by management by using the results of independent loan review services.

This methodology also relies on the historical performance of the loan portfolio to establish reserves for non-classified loans. Historical losses may have the effect of overstating the required reserve in an improving economy and may understate reserves in a weakening economy.

Also, management identifies loss exposure on loans considered impaired. Impaired loans are generally associated with entities dealing with a variety of problems. These problems sometimes affect the quality of financial information supplied to the Bank and may limit management's ability to assess the quality of collateral. While management uses its best estimate of loss exposure, these estimates may change as more information becomes available.

2003 COMPARED TO 2002

The allowance for loan losses at December 31, 2003 was 1.01% of loans outstanding, compared to 1.51% at December 31, 2002.

Historically, Commercial's loan portfolio can be described as performing well, except for periodic problems with a few business loan customers. The majority of the credit risk at Commercial has always been in the commercial, agricultural and financial portfolio as evident by historical charge-offs. The allowance calculation allocates $1.6 million of the $2.0 million to the commercial, agricultural and financial portfolio.

During 2003, the Bank experienced problems with two large loan relationships previously identified as impaired. These relationships resulted in net charge-offs of $2.7 million. The charge-offs were larger than the previously estimated loss exposure identified by management, therefore, $1.9 million was provided to the allowance during 2003. Excluding these two relationships the business portfolio recognized net recoveries of $.1 million.

The dollar amount of loans identified as non-performing has decreased from $6.0 million at December 31, 2002 to $825,000 at December 31, 2003. Management believes that approximately $235,000 of the non-performing loans will be resolved during the first quarter of 2004.

The mortgage loan portfolio continues to perform well. For the fifth consecutive year the Bank did not record any gross charge-off related to a residential mortgage loan. The consumer loan portfolio, while recording net charge-offs of $103,000, also continues to perform well.

2002 COMPARED TO 2001

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

The business loan portfolio, however, is not performing as well compared to historical trends. In accordance with SFAS No. 114 and 118, management identifies specific loans that are experiencing financial difficulty, evaluates each loan for impairment and attempts to identify a specific allocation of the allowance for each loan. The dollar amount of loans identified as impaired increased from $3.6 million at December 31, 2001 to $8.7 million at December 31, 2002. Of the $8.7 million, management has placed $5.7 million on non-accrual.

Though this trend is negative and does warrant an increase in the allowance for loan loss, there are mitigating circumstances which management believes limits the need to increase the allowance above current levels: Commercial Bank is receiving regular payments on all but one of the loans placed on non-accrual, and management believes the loss

                                     [LOGO]
exposure related to $3.6 million of non-accrual loans is zero based on an assessment of collateral and the current operating condition of the businesses.

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

LIQUIDITY

Liquidity is generally defined as the ability to meet cash flow needs of customers for loans and deposit withdrawals. To meet cash flow requirements, sufficient sources of liquid funds must be available. These sources include short-term investments, repayments of loans, maturing and called securities, sales of assets, growth in deposits and other liabilities and profits. It also includes access to unused Federal Funds lines of credit, borrowing capacity at the Federal Home Loan Bank and other pre-approved credit facilities.

Generally, the Bank attempts to limit excess liquidity held in the form of Federal Funds sold. At December 31, 2003, Commercial had $.6 million in Federal Funds sold compared to $6.9 million at December 31, 2002. The Bank has $13.2 million of additional borrowing capacity, based on the collateral formula, at the Federal Home Loan Bank and $9.0 million of borrowing capacity with correspondent banks. The Federal Reserve also approved the Bank for a $1.5 million line of credit with the Federal Reserve Discount Window.

During 2003, Commercial generated $6.3 million in cash from operating activities. All of these sources are available to meet cash flow needs of loan and deposit customers.

Commercial also needs cash to pay dividends to its shareholders. The primary source of cash is the dividends paid to the parent by the Bank. Management believes that cash from operations is sufficient to supply the cash needed to continue paying a reasonable dividend.

CAPITAL RESOURCES

At December 31, 2003, capital totaled $24,283,000. Management monitors the capital levels of the Corporation and the Bank to provide for current and future business opportunities and to meet regulatory guidelines for "well capitalized" institutions. "Well capitalized" institutions are eligible for reduced FDIC premiums, and also enjoy other reduced regulatory restrictions.

At December 31, 2003, the Corporation and the Bank exceeded all regulatory minimum capital requirements and are considered to be "well capitalized".

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

Interest rate risk (IRR) is the exposure of a banking organization's financial condition to movements in interest rates. Accepting this risk can be an important source of profitability and stockholder value; however, excessive levels of IRR could pose a threat to earnings and capital. Accordingly, effective risk management that maintains IRR at prudent levels is essential to Commercial's safety and soundness. Evaluating the quantitative level of IRR exposure requires the assessment of existing and potential future

                                     [LOGO]
effects of changes in interest rates on its consolidated financial condition, including capital adequacy, earnings, liquidity, and, where appropriate, asset quality. Commercial's Asset/Liability Committee ("Committee") is responsible for managing this process.

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

Fluctuating interest rates and prepayment risk provide a challenge in managing the net interest income of the Bank. For example: the Bank may fund a 15 year fixed rate residential real estate loan with a long term amortizing Federal Home Loan Bank Advance. In a stable interest rate environment, the Bank can reasonably predict the net interest income earned. However, if rates fall significantly, the residential mortgage customer may refinance their mortgage at a lower rate. The Bank continues to pay the higher rate on the Federal Home Loan Bank advance, thus eroding net interest income. In an alternative scenario, the Bank funds the same 15 year fixed rate residential real estate loan with 1 year certificates of deposits. If rates rise at the end of one year, the Bank will pay more interest to continue to fund the residential mortgage loan. Net interest income will be lower in year two than it was in the first year of the mortgage loan.

An additional challenge management faces in managing net interest income is the fact that what would maximize net interest income for the Bank may be in conflict with the customer's request for products and services. In the current low interest rate environment, management believes that there is greater risk that interest rates will rise over time rather than fall. Management would prefer to offer variable rate loan products that would reprice upward as interest rates rise. However, our loan customers are generally requesting long term fixed rate loans. On the funding side, management would like to extend the maturities of its liabilities to match the loan customers request for longer term fixed rate loans. However, our deposit customers are reluctant to commit to long term certificate of deposits.

Commercial's primary tool in measuring interest rate risk is to perform a simulation analysis. This analysis forecasts the effect of various interest rate changes on the balance sheet, economic value of equity, net interest income and net income. One common scenario performed by the Committee is to "shock" the balance sheet by assuming that Commercial has just experienced an immediate and parallel shift in the yield curve up or down 200 basis points. The model, using data and assumptions determined by management, reprice assets and liabilities at new market rates. The objective of this analysis is to determine how the Bank's net interest income and the economic value of equity are affected by extreme changes in interest rates. These results are recorded and compared to previous results. Management performs this calculation quarterly.

A limitation with this methodology is that the interest rate curve rarely experiences a 200 basis points immediate and parallel increase or decrease in interest rates. Management is in the process of implementing software that would allow for comparison of alternative interest rate scenarios, and provide management with better information to assess alternative funding and investing strategies.

The following table illustrates how Commercial's net interest income might be affected by a 200 basis point immediate and parallel shift in the yield curve. The Committee applies the percentage change anticipated in net interest income to the net interest income actually earned to determine if the change is within acceptable limits. In the current low interest rate environment Commercial's net interest income might decrease $1,084,000 if interest rates increase 200 basis points in an immediate parallel shift in the yield curve. This compares to a $539,000 decrease for the year ending December 31, 2002.

If interest rates were to experience a 200 basis point immediate and parallel decrease in the yield curve, Commercial might experience a slight increase in net interest income. At current interest rates, management does not have the ability to lower interest rates on the majority of deposit products 200 basis points. However, asset yields can decrease by 200 basis points.

The following table illustrates how Commercial's net interest income might be affected by a 200 basis point immediate and parallel decrease in the yield curve. Commercial's net

                                     [LOGO]
interest income might increase $10,000 if interest rates decreased 200 basis points in an immediate parallel shift in the yield curve. This compares to a $140,000 decrease for the year ending December 31, 2002.

Management has used this and other information to make the following decisions. Management elected to hold some longer term residential mortgage loans. This decision reduced excess liquidity and, in the short run, improved net interest income. To offset some of the interest rate risk, management used longer term Federal Home Loan Bank advances to reduce the negative impact to net interest income if interest rates increase. Management believes that an increase in interest rates is more likely than a decrease.

                                      Net Interest                Percentage        Projected
                                        Income at                Change in Net     Net Interest
Interest rate change                December 31, 2003           Interest Income       Income
--------------------               ------------------           ---------------    ------------
-200 BASIS POINTS                  $    9,704,000                      .10%        $  9,714,000
0 BASIS POINTS                          9,704,000                     0.00            9,704,000
+200 BASIS POINTS                       9,704,000                   (11.17)           8,620,000

                                      Net Interest                Percentage        Projected
                                        Income at                Change in Net     Net Interest
Interest rate change                December 31, 2002           Interest Income       Income
--------------------               ------------------           ---------------    ------------
-200 basis points                  $    8,922,000                    (1.56)%       $  8,782,000
0 basis points                          8,922,000                     0.00            8,922,000
+200 basis points                       8,922,000                    (6.04)           8,383,000

The following table illustrates how Commercial's economic value of equity might be impacted if interest rates increase or decrease 200 basis points. The economic value of equity reflects the impact the change in interest rates has over the long term (greater than 12 months).

If rates increase 200 basis points immediately, the economic value of equity would decrease $6.8 million or 25.20%. This compares to an estimated decrease of $2.8 million or 9.34% decrease for the year ending December 31, 2002. If rates decrease 200 basis points immediately, the economic value of equity would increase $5.8 million or 21.64%. This compares to an estimated increase of $3.1 million or 10.32% increase for the year ending December 31, 2002.

December 31, 2003

                                                                  Percentage            Projected
                            Book Value          Economic      Change in Economic         Economic
Interest rate change         of Equity      Value of Equity    Value of Equity       Value of Equity
--------------------      --------------    ---------------   ------------------     ---------------
-200 BASIS POINTS         $   24,283,000    $    26,933,000          21.64%           $  32,761,000
0 BASIS POINTS                24,283,000         26,933,000           0.00               26,933,000
+200 BASIS POINTS             24,283,000         26,933,000         (25.20)              20,146,000

December 31, 2002

                                                                 Percentage            Projected
                            Book Value          Economic      Change in Economic        Economic
Interest rate change        of Equity       Value of Equity    Value of Equity       Value of Equity
--------------------      --------------    ---------------   ------------------     ---------------
-200 basis points         $   23,704,000    $    29,748,000         10.32%           $  32,818,000
0 basis points                23,704,000         29,748,000          0.00               29,748,000
+200 basis points             23,704,000         29,748,000         (9.34)              26,970,000

                                     [LOGO]

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

-    the outcome of pending and future litigation and contingencies; and

-    trends in customer behavior as well as their ability to repay loans.

These are representative of the Future Factors that could cause a difference between an actual outcome and a forward-looking statement.

                                     [LOGO]

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL STATEMENTS

Management is responsible for the preparation of the Commercial National Financial Corporation's consolidated financial statements and related information appearing in this Annual Report. Management believes that the consolidated financial statements fairly reflect the form and substance of transactions and reasonably present Commercial National Financial Corporation's financial position and results of operations and were prepared in conformity with accounting principles generally accepted in the United States of America. Management also has included in Commercial's financial statements, amounts that are based on estimates and judgments which it believes are reasonable under the circumstances.

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

                                     [LOGO]

                   COMMERCIAL NATIONAL FINANCIAL CORPORATION

REPORT OF INDEPENDENT AUDITORS

[CROWE LOGO]

Board of Directors and Shareholders
Commercial National Financial Corporation
Ithaca, Michigan

We have audited the accompanying consolidated balance sheets of Commercial National Financial Corporation as of December 31, 2003 and 2002, and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Commercial National Financial Corporation as of December 31, 2003 and 2002, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

Crowe Chizek and Company LLC

Grand Rapids, Michigan
January 30, 2004

                                     [LOGO]

                    COMMERCIAL NATIONAL FINANCIAL CORPORATION

                           CONSOLIDATED BALANCE SHEETS

                                                                                           December 31,
                                                                                     2003             2002
                                                                                 ------------------------------
ASSETS
Cash and due from banks                                                          $   6,113,498    $   8,784,826
Federal funds sold                                                                     644,807        6,850,000
Other interest bearing deposits                                                      1,961,444        3,634,988
                                                                                 -------------    -------------
     Total  cash  and cash equivalents                                               8,719,749       19,269,814
Securities available for sale                                                       23,029,107       21,345,896
Securities held to maturity (fair value $ 3,171,283 - 2003, $4,911,696 - 2002)       3,047,763        4,689,025
Federal Home Loan Bank stock, at cost                                                1,710,700        1,647,000
Gross loans receivable                                                             194,389,682      184,448,296
Allowance for loan losses                                                           (1,970,309)      (2,783,234)
                                                                                 -------------    -------------
     Net loans receivable                                                          192,419,373      181,665,062
Bank owned life insurance                                                            3,400,203        3,231,374
Premises and equipment, net                                                          3,933,347        3,687,151
Accrued interest receivable and other assets                                         3,528,005        2,715,261
                                                                                 -------------    -------------
     TOTAL ASSETS                                                                $ 239,788,247    $ 238,250,583
                                                                                 =============    =============

LIABILITIES AND SHAREHOLDERS' EQUITY
Liabilities
     Deposits
         Noninterest-bearing                                                     $  23,203,653    $  21,495,410
         Interest-bearing demand                                                    29,141,354       29,872,655
         Savings                                                                    62,028,217       59,432,935
         Time                                                                       55,191,313       55,258,479
                                                                                 -------------    -------------
              Total deposits                                                       169,564,537      166,059,479
     Securities sold under agreements to repurchase                                 11,766,630       14,266,239
     Other short-term borrowings                                                       412,389          491,840
     Federal Home Loan Bank advances                                                32,104,222       32,807,086
     Accrued expenses and other liabilities                                          1,657,642          921,967
                                                                                 -------------    -------------
         Total liabilities                                                         215,505,420      214,546,611

Shareholders' equity
     Common stock and paid-in-capital, no par value-
         5,000,000 shares authorized; shares issued
         and outstanding 2003 - 4,052,480 and 2002 - 3,801,421                      24,117,375       23,255,499
     Retained earnings/(accumulated deficit)                                          (112,306)           3,908
     Accumulated other comprehensive income, net of tax                                277,758          444,565
                                                                                 -------------    -------------
         Total shareholders' equity                                                 24,282,827       23,703,972
                                                                                 -------------    -------------
              TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                         $ 239,788,247    $ 238,250,583
                                                                                 =============    =============

                             See accompanying notes

                                     [LOGO]

                    COMMERCIAL NATIONAL FINANCIAL CORPORATION

                        CONSOLIDATED STATEMENTS OF INCOME

                                                                  Years ended December 31,
                                                          2003           2002              2001
                                                      ---------------------------------------------
Interest and dividend income
     Loans, including fees                            $  12,582,171   $  12,664,572   $  14,299,287
     Taxable securities                                     696,893         772,644         884,291
     Nontaxable securities                                  386,531         473,237         557,143
     Federal funds sold                                      83,229          89,126         218,151
     Federal Home Loan Bank stock dividends                  85,328          90,562         103,424
     Interest on other deposits                              14,113          21,881          34,930
                                                      -------------   -------------   -------------
         Total interest and dividend income              13,848,265      14,112,022      16,097,226
                                                      -------------   -------------   -------------
Interest expense
     Deposits                                             2,447,889       3,387,852       5,348,350
     Securities sold under agreements to repurchase         148,493         155,698         313,409
     Federal Home Loan Bank advances                      1,545,107       1,641,283       1,460,433
     Other                                                    2,677           5,644          22,844
                                                      -------------   -------------   -------------
         Total interest expense                           4,144,166       5,190,477       7,145,036
                                                      -------------   -------------   -------------
NET INTEREST INCOME                                       9,704,099       8,921,545       8,952,190
Provision for loan losses                                 1,901,000         681,000         375,000
                                                      -------------   -------------   -------------
NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES       7,803,099       8,240,545       8,577,190
                                                      -------------   -------------   -------------
Noninterest income
     Service charges and fees                               469,337         493,776         453,356
     Net gains on loan sales                                818,023         697,717         612,998
     Gain on sale of other real estate                      258,619               -               -
     Receivable financing fees                              166,424         157,933         226,598
     Bank owned life insurance dividends                    168,829         181,078          50,296
     Net security gains                                           -          27,565         210,674
     Other                                                  146,691         265,432         287,366
                                                      -------------   -------------   -------------
         Total noninterest income                         2,027,923       1,823,501       1,841,288
                                                      -------------   -------------   -------------
Noninterest expense
     Salaries and employee benefits                       3,698,560       3,353,616       3,230,200
     Occupancy and equipment                              1,219,326         930,711         972,010
     FDIC insurance                                          27,909          30,708          30,588
     Printing, postage and supplies                         272,017         299,001         273,252
     Professional and outside services                      390,434         342,857         353,872
     Director fees                                          199,395         181,700         155,650
     Other                                                  954,579         894,573         869,318
                                                      -------------   -------------   -------------
         Total noninterest expense                        6,762,220       6,033,166       5,884,890
                                                      -------------   -------------   -------------
INCOME BEFORE INCOME TAX EXPENSE                          3,068,802       4,030,880       4,533,588
Income tax expense                                          833,000       1,130,000       1,331,000
                                                      -------------   -------------   -------------
NET INCOME                                            $   2,235,802   $   2,900,880   $   3,202,588
                                                      =============   =============   =============
Per share information
     Basic earnings                                   $         .55   $         .73   $         .82
     Diluted earnings                                 $         .55   $         .72   $         .82
     Dividends declared                               $         .54   $         .51   $         .49

                             See accompanying notes

                                     [LOGO]

                    COMMERCIAL NATIONAL FINANCIAL CORPORATION

           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

                  Years ended December 31, 2003, 2002, and 2001

                                                                                                  Accumulated
                                                       Shares                       Retained        Other
                                                       Issued         Common        Earnings/    Comprehensive       Total
                                                        and       Stock and Paid  (Accumulated   Income/(Loss),  Shareholders'
                                                     Outstanding    In Capital       Deficit)      Net of Tax       Equity
------------------------------------------------------------------------------------------------------------------------------
BALANCE AT JANUARY 1, 2001                            3,327,225   $  21,617,080   $( 1,714,089)  $     207,091   $ 20,110,082
Comprehensive income:
     Net income                                                                      3,202,588                      3,202,588
     Net change in  unrealized gains (losses) on
       securities available for sale                                                                   466,028        466,028
     Reclassification adjustment for (gains) losses
       recognized in income                                                                           (210,674)      (210,674)
     Tax effects                                                                                       (86,820)       (86,820)
                                                                                                 --------------  ------------
       Total comprehensive income                                                                                   3,371,122
                                                                                                                 ------------

Cash dividends declared, $ .49 per share                                            (1,904,756)                    (1,904,756)
Payment of 5% stock dividend                            166,244          (1,288)                                       (1,288)
Issued under dividend reinvestment program               72,254         667,093                                       667,093
Issued under stock option plans                           3,877          36,520                                        36,520
Issued under employee benefit plan                        3,236          30,024                                        30,024
Repurchase and retirement of shares                     (25,136)       (244,519)                                     (244,519)
                                                      ---------   -------------   ------------   -------------   ------------
Balance at December 31, 2001                          3,547,700      22,104,910       (416,257)        375,625     22,064,278
Comprehensive income:
     Net income                                                                      2,900,880                      2,900,880
     Net change in unrealized gains (losses) on
       securities available for sale                                                                   132,019        132,019
     Reclassification adjustment for (gains) losses
       recognized in income                                                                            (27,565)       (27,565)
     Tax effects                                                                                       (35,514)       (35,514)
                                                                                                 --------------  ------------
       Total comprehensive income                                                                                   2,969,820
                                                                                                                 ------------

Cash dividends declared, $ .51 per share                                            (2,040,876)                    (2,040,876)
Payment of 5% stock dividend                            181,256         439,839       (439,839)                             -
Issued under dividend reinvestment program               74,687         793,897                                       793,897
Issued under stock option plans                          10,411          89,775                                        89,775
Issued under employee benefit plan                        4,756          54,410                                        54,410
Repurchase and retirement of shares                     (17,389)       (227,332)                                     (227,332)
                                                      ---------   -------------   ------------   -------------   ------------
Balance at December 31, 2002                          3,801,421      23,255,499          3,908         444,565     23,703,972
COMPREHENSIVE INCOME:
     NET INCOME                                                                      2,235,802                      2,235,802
     NET CHANGE IN UNREALIZED GAINS (LOSSES) ON
       SECURITIES AVAILABLE FOR SALE                                                                  (252,738)      (252,738)
     TAX EFFECTS                                                                                        85,931         85,931
                                                                                                 -------------   ------------
       TOTAL COMPREHENSIVE INCOME                                                                                   2,068,995
                                                                                                                 ------------

CASH DIVIDENDS DECLARED, $ .54 PER SHARE                                            (2,176,213)                    (2,176,213)
PAYMENT OF 5% STOCK DIVIDEND                            192,904         175,803       (175,803)                             -
ISSUED UNDER DIVIDEND REINVESTMENT PROGRAM               71,388         844,725                                       844,725
ISSUED UNDER STOCK OPTION PLANS                              48             318                                           318
ISSUED UNDER EMPLOYEE BENEFIT PLAN                        4,900          59,134                                        59,134
REPURCHASE AND RETIREMENT OF SHARES                     (18,181)       (218,104)                                     (218,104)
                                                      ---------   -------------   ------------   -------------   ------------
BALANCE AT DECEMBER 31, 2003                          4,052,480   $  24,117,375   $   (112,306)  $     277,758   $ 24,282,827
                                                      =========   =============   ============   =============   ============

                             See accompanying notes

                                     [LOGO]

                    COMMERCIAL NATIONAL FINANCIAL CORPORATION

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                  Years ended December 31, 2003, 2002, and 2001

                                                                       2003           2002            2001
                                                                    -----------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
     Net income                                                     $   2,235,802    $   2,900,880    $   3,202,588
     Adjustments to reconcile net income to net
       cash from operating activities
         Provision for loan losses                                      1,901,000          681,000          375,000
         Depreciation, amortization and accretion                         722,564          507,845          510,476
         Net security (gain)/losses                                             -          (27,565)        (210,674)
         Net gains on loan sales                                         (818,023)        (697,717)        (612,998)
         Net gains on sale of other real estate and
           repossessed assets                                            (258,619)               -          (14,546)
         Originations of loans held for sale                          (33,642,975)     (32,728,901)     (33,429,150)
         Proceeds from sales of loans held for sale                    34,460,998       33,426,618       34,042,148
         Stock dividends paid on Federal Home Loan Bank stock             (63,700)               -                -
         Increase in bank owned life insurance                            168,829          181,078           50,296
         Accrued interest receivable and other assets                  (1,053,829)         622,772       (1,649,284)
         Accrued expenses and other liabilities                           700,493         (402,199)        (429,959)
                                                                    -------------    -------------    -------------
              Net cash from operating activities                        4,352,540        4,463,811        1,833,897
                                                                    -------------    -------------    -------------

CASH FLOWS FROM INVESTING ACTIVITIES
     Purchases of securities available for sale                       (18,286,462)      (7,213,146)     (12,272,389)
     Proceeds from maturities of securities available for sale         16,112,199        6,360,000        9,170,000
     Proceeds from maturities of securities held to maturity            1,635,000        2,823,900        1,010,000
     Proceeds from sales of securities available for sale                       -                -        2,523,549
     Purchases of Federal Home Loan Bank stock                                  -         (255,700)               -
     Net change in loans                                              (14,262,128)     (17,045,958)       8,523,713
     Purchase of bank owned life insurance                                                       -       (3,000,000)
     Purchases of premises and equipment, net                            (719,680)      (1,495,500)        (641,764)
     Proceeds from sales of other real estate and
       repossessed assets                                               1,850,290                -          167,270
                                                                    -------------    -------------    -------------
              Net cash from investing activities                      (13,670,781)     (16,826,404)       5,480,379
                                                                    -------------    -------------    -------------

CASH FLOWS FROM FINANCING ACTIVITIES
     Net change in deposits                                             3,505,058        3,480,868        4,784,710
     Net change in securities sold under agreements to repurchase      (2,499,609)       8,028,654       (1,786,182)
     Net change in U.S. Treasury demand notes                             (79,451)         355,291         (933,646)
     Repayment of line of credit                                                -                -         (700,000)
     Proceeds from Federal Home Loan Bank advances                      8,000,000       14,000,000       17,000,000
     Repayment of Federal Home Loan Bank advances                      (8,702,864)      (7,285,465)     (17,407,449)
     Dividends paid and fractional shares                              (2,141,031)      (2,005,016)      (1,874,235)
     Proceeds from issuance of common stock                               904,177          938,082          732,349
     Repurchase and retirement of shares of common stock                 (218,104)        (227,332)        (244,519)
                                                                    -------------    -------------    -------------
              Net cash from financing activities                       (1,231,824)      17,285,082         (428,972)
                                                                    -------------    -------------    -------------
Net change in cash and cash equivalents                               (10,550,065)       4,922,489        6,885,304
Cash and cash equivalents at beginning of year                         19,269,814       14,347,325        7,462,021
                                                                    -------------    -------------    -------------
CASH AND CASH EQUIVALENTS AT END OF YEAR                            $   8,719,749    $  19,269,814    $  14,347,325
                                                                    =============    =============    =============

Cash paid during the year for
     Interest                                                       $   4,195,298    $   5,281,266    $   7,361,383
     Federal income taxes                                                 788,000        1,430,000        1,533,000

Supplemental Disclosure of non-cash activity
     Transfers from loans to repossessed assets                     $     475,000    $      10,000    $   1,000,892
     Transfers from loans to other real estate owned                    1,602,313          120,969          170,690

                             See accompanying notes

                                     [LOGO]

                    COMMERCIAL NATIONAL FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           December 31, 2003 and 2002

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

The principal markets for the Bank's financial services are the Michigan communities in which the Bank is located and the areas immediately surrounding these communities. The Bank serves these markets through nine offices located in Gratiot, Isabella and Montcalm Counties in Michigan.

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

                                     [LOGO]

                   COMMERCIAL NATIONAL FINANCIAL CORPORATION
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          December 31, 2003 and 2002

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

A loan is impaired when full payment under the loan terms is not expected. Impairment is evaluated in total for smaller-balance loans of similar nature such as residential mortgage and consumer loans and on an individual loan basis for other loans. If a loan is impaired, a portion of the allowance is allocated so that the loan is reported, net, at the present value of estimated future cash flows using the loan's existing rate or at the fair value of collateral if repayment is expected solely from the collateral. Larger groups of smaller homogenous loans, such as consumer and residential real estate loans, are collectively evaluated for impairment, and accordingly, they are not separately identified for impairment disclosure.

PREMISES AND EQUIPMENT Premises and equipment are stated at cost less accumulated depreciation. Depreciation is computed using a combination of straight-line and accelerated methods with useful lives ranging from 5 to 33 years for buildings and improvements, and 3 to 7 years for furniture and equipment. These assets are reviewed for impairment when events indicate their carrying amount may not be recoverable from future undiscounted cash flows. Maintenance, repairs and minor alterations are charged to current operations as expenditures occur. Major improvements are capitalized.

SERVICING RIGHTS Servicing rights represent both purchased rights and the allocated value of servicing rights retained on loans sold. Servicing rights are expensed in proportion to, and over the period of, estimated net servicing revenues.

Impairment is evaluated based on the fair value of the rights, using groupings of the underlying loans as to interest rates and prepayment characteristics. Any impairment of a grouping is reported as a valuation allowance.

OTHER FORECLOSED ASSETS Assets acquired in collection of a loan receivable are recorded at the lower of cost or market at acquisition. Any reduction to fair value from the carrying value of the related loan is accounted for as a loan loss. After acquisition, a valuation allowance reduces the reported amount to the lower of the initial amount or fair value less costs to sell. Expenses, gains and losses on disposition, and changes in the valuation allowance are reported in other expense. Other foreclosed assets amounted to $598,000 and $121,000 at December 31, 2003 and 2002.

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

                                     [LOGO]

                   COMMERCIAL NATIONAL FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           December 31, 2003 and 2002

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

                                    2003         2002         2001
                              ------------------------------------------
Net income as reported        $  2,235,802   $ 2,900,880     $ 3,202,586
Stock based compensation
   expense determined
   under fair value method         127,334        79,064          41,755
                              ------------   -----------     -----------
Proforma net income           $  2,108,468   $ 2,821,816     $ 3,160,831
                              ============   ===========     ===========
Basic earnings per share
   as reported                $        .55   $       .73     $       .82
Proforma basic earnings
   per share                  $        .52   $       .71     $       .81
Diluted earnings per
   share as reported          $        .55   $       .72     $       .82
Proforma diluted
   earnings per share         $        .52   $       .70     $       .81

The proforma effects are computed using option pricing models, using the following weighted-average assumptions as of grant date.

                           2003    2002      2001
-------------------------------------------------
Risk-free interest rate    4.05%    4.08%    5.10%
Expected life in years    10.0      9.4      9.2
Expected dividends         4.30%    4.70%    5.14%
Stock price volatility    22.82%   40.82%   48.74%

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

EARNINGS AND DIVIDENDS PER SHARE Basic earnings per common share is based on net income divided by the weighted average number of common shares outstanding during the period. Diluted earnings per common share shows the dilutive effect of any additional potential common shares. Earnings and dividends per common share are restated for all stock splits and stock dividends, including the 5% stock dividends paid in November 2003, 2002 and 2001.

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

DIVIDEND RESTRICTION Banking regulations require maintaining certain capital levels and may limit the dividends paid by the bank to the holding company or by the

                                     [LOGO]

                    COMMERCIAL NATIONAL FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           December 31, 2003 and 2002

holding company or by the holding company to shareholders. These restrictions pose no practical limit on the ability of the bank or holding company to pay dividends at historical levels.

LOSS CONTINGENCIES Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there now are such matters that will have a material effect on the financial statements.

RESTRICTIONS ON CASH Cash on hand or on deposit with the Federal Reserve Bank of $1,259,000 and $1,447,000 was required to meet regulatory reserve and clearing requirements at year end 2003 and 2002. These balances do not earn interest.

RECLASSIFICATIONS Some items in the prior year financial statements have been reclassified to conform with the current year presentation.

ADOPTION OF NEW ACCOUNTING STANDARDS During 2003, the Company adopted FASB Statement 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities, FASB Statement 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equities, FASB Statement 132 (revised 2003), Employers' Disclosures about Pensions and Other Postretirement Benefits, FASB Interpretation 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, and FASB Interpretation 46, Consolidation of Variable Interest Entities. Adoption of the new standards did not materially affect the Corporation's operating results or financial condition.

Statement 149 indicates that commitments to make mortgage loans should be accounted for as derivatives if the loans are to be held for sale, because the commitment represents a written option and accordingly is recorded at the fair value of the option liability.

Statement 150 requires reporting mandatorily redeemable shares as liabilities, as well as obligations not in the form of shares to repurchase shares that may require cash payment and some obligations that may be settled by issuing a variable number of equity shares.

Statement 132 (revised 2003) requires additional disclosures about the assets, obligations, cash flows of defined benefit pension and postretirement plans, as well as the expense recorded for such plans.

Interpretation 45 requires recognizing the fair value of guarantees made and information about the maximum potential payments that might be required, as well as the collateral or other recourse obtainable. Interpretation 45 covers guarantees such as standby letters of credit, performance guarantees, and direct or indirect guarantees of the indebtedness of others, but not guarantees of funding.

Interpretation 46, as revised in December 2003, changes the accounting model for consolidation from one based on consideration of control through voting interests to a different model. Whether to consolidate an entity will now also consider whether that entity has sufficient equity at risk to enable it to operate without additional financial support, whether the equity owners in that entity lack the obligation to absorb expected losses or the right to receive residual returns of the entity, or whether voting rights in the entity are not proportional to the equity interest and substantially all the entity's activities are conducted for an investor with few voting rights.

NEWLY ISSUED BUT NOT YET EFFECTIVE ACCOUNTING STANDARDS There are no newly issued, but not yet effective accounting standards that are expected to have a material impact on the Company's operating results or financial condition.

                                     [LOGO]

                    COMMERCIAL NATIONAL FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           December 31, 2003 and 2002

Note 2 - Securities

The fair value of available for sale securities and the related gross unrealized gains and losses recognized in accumulated other comprehensive income (loss) were as follows:

                                                GROSS                GROSS
                                             UNREALIZED            UNREALIZED              FAIR
AVAILABLE FOR SALE                              GAINS                LOSSES                VALUE
-----------------------------------------------------------------------------------------------------
                                                               DECEMBER 31, 2003
-----------------------------------------------------------------------------------------------------
U.S. TREASURIES AND GOVERNMENT AGENCIES     $     208,333         $    (29,844)         $  18,206,332
STATE AND MUNICIPALS                              242,540                 (184)             4,822,775
                                            -------------         ------------          -------------
   TOTAL                                    $     450,873         $    (30,028)         $  23,029,107
                                            =============         ============          =============

                                                                December 31, 2002
-----------------------------------------------------------------------------------------------------
U.S. Treasuries and government agencies     $     477,156         $       (434)         $  16,103,925
State and municipals                              207,171              (11,780)             4,739,745
Corporate                                           1,470                    -                502,226
                                            -------------         ------------          -------------
   Total                                    $     685,797         $    (12,214)         $  21,345,896
                                            =============         ============          =============

The carrying amount, unrecognized gains and losses, and fair value of securities held to maturity were as follows:

                                                                  GROSS                GROSS
                                          CARRYING            UNRECOGNIZED          UNRECOGNIZED             FAIR
HELD TO MATURITY                           AMOUNT                 GAINS                LOSSES                VALUE
-----------------------------------------------------------------------------------------------------------------------
                                                            DECEMBER 31, 2003
-----------------------------------------------------------------------------------------------------------------------
STATE AND MUNICIPALS                    $   3,047,763         $     123,520         $           -         $   3,171,283
                                        =============         =============         =============         =============

                                                            December 31, 2002
                                        -------------         -------------         -------------         -------------
State and municipals                    $   4,689,025         $     222,671         $           -         $   4,911,696
                                        =============         =============         =============         =============

The fair value of debt securities and carrying amounts, if different, at year-end 2003, by contractual maturity are shown below.

                                               Available for Sale               Held to Maturity
----------------------------------------------------------------------------------------------------------
                                                      Fair                    Carrying          Fair
                                                      Value                    Amount           Value
----------------------------------------------------------------------------------------------------------
Due in one year or less                          $   5,392,390             $   1,005,318     $   1,018,866
Due from one to five years                          15,020,717                 1,947,445         2,056,747
Due from five to ten years                           1,733,521                    95,000            95,670
Due from ten years plus                                882,479                         -                 -
                                                 -------------             -------------     -------------
   Total                                         $  23,029,107             $   3,047,763     $   3,171,283
                                                 =============             =============     =============

Sales of available for sale securities were as follows:

                                               2003                     2002                  2001
                                               ----                     ----                  ----
Proceeds                                   $              -       $             -        $     2,523,549
Gross gains                                               -                     -                210,674
Gross losses                                              -                     -                      -

                                     [LOGO]

                    COMMERCIAL NATIONAL FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           December 31, 2003 and 2002

There were no securities sold during 2002, however, called securities resulted in gains of $27,565.

Securities with unrealized losses at year-end 2003 not recognized into income are as follows:

                                              Less than 12 Months              12 Months or More                   Total
                                           Fair           Unrealized         Fair          Unrealized        Fair        Unrealized
Description of Securities                  Value             Loss            Value            Loss           Value          Loss
------------------------------------------------------------------------------------------------------------------------------------
U.S. Treasury and government agencies     $      -       $       -       $    2,916,866   $     29,844    $ 2,916,866   $    29,844
State and municipals                             -               -              201,730            184        201,730           184
                                          --------       ---------       --------------   ------------    -----------   -----------
Total temporarily impaired                $      -       $       -       $    3,118,596   $     30,028    $ 3,118,596   $    30,028
                                          ========       =========       ==============   ============    ===========   ===========

The unrealized losses have not been realized into income because the issuers of the bonds are of high credit quality and management has the ability to hold the securities for the foreseeable future. The decline in market value is primarily due to an increase in interest rates from the purchase date of the bonds. The fair value is expected to recover as the bonds approach their maturity date.

Securities having a carrying amount of approximately $18,150,000 and $16,613,000 at year-end 2003 and 2002 were pledged to secure public deposits, securities sold under agreements to repurchase and U.S. Treasury demand notes. Except as indicated, total securities of any state (including all its political subdivisions) were less than 10% of shareholders' equity. At year-end 2003 and 2002, the amortized cost of securities issued by the state of Michigan and all its political subdivisions totaled $4,971,000 and $6,407,000 with an estimated market value of $5,186,000 and $6,668,000.

NOTE 3 - LOANS RECEIVABLE

Year-end loans receivable are as follows:

                                       2003             2002
----------------------------------------------------------------
Real estate
   Secured by single family
      residential properties      $  77,454,148    $  61,651,977
   Secured by non-farm
      nonresidential properties      54,625,115       62,854,082
   Secured by farmland                2,059,878        2,173,633
   Secured by multi-family
      residential properties          9,197,821       10,545,095
Construction/land development        14,698,223       11,951,805
Installment loans                     6,291,176        6,751,968
Commercial                           30,063,321       28,519,736
                                  -------------    -------------
Gross loans receivable              194,389,682      184,448,296
Allowance for loan losses            (1,970,309)      (2,783,234)
                                  -------------    -------------
   Net loans receivable           $ 192,419,373    $ 181,665,062
                                  =============    =============

Loans held for sale, included in real estate secured by single family residential properties, were $347,000 and $1,673,000 at year-end 2003 and 2002.

Certain directors and executive officers, including associates of such persons, were loan customers of Commercial during 2003 and 2002. A summary of aggregate related party loan activity for loans aggregating $60,000 or more to any related party is as follows:

                                   2003           2002
-----------------------------------------------------------
Balance at beginning of year   $ 6,297,000   $    4,413,000
New loans                        9,477,000       12,537,000
Repayments                     (12,593,000)     (11,141,000)
Other changes, net                  28,000          488,000
                               -----------   --------------
Balance at end of year         $ 3,209,000   $    6,297,000
                               ===========   ==============

Other changes include adjustments for persons included in one reporting period that are not reported in the other reporting period.

                                     [LOGO]

                    COMMERCIAL NATIONAL FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           December 31, 2003 and 2002

NOTE 4 - ALLOWANCE FOR LOAN LOSSES

Activity in the allowance for loan losses was as follows:

                            2003           2002           2001
------------------------------------------------------------------
Beginning balance       $ 2,783,234    $ 2,586,025     $ 2,545,363

Loan charge-offs         (3,120,283)      (538,567)       (415,904)
Loan recoveries             406,358         54,776          81,566
                        -----------    -----------     -----------
Net loan recoveries
  (charge-offs)          (2,713,925)      (483,791)       (334,338)
Provision for loan
  losses                  1,901,000        681,000         375,000
                        -----------    -----------     -----------
Ending balance          $ 1,970,309    $ 2,783,234     $ 2,586,025
                        ===========    ===========     ===========

Impaired loans were as follows:

                            2003           2002           2001
------------------------------------------------------------------
Year-end loans with
   allowance for loan
   losses allocated     $   625,129    $ 5,907,493     $ 3,621,686
Year-end loans with
   no allowance
   for loan losses
   allocated                200,000      2,757,205               -
                        -----------    -----------     -----------
Total impaired
   loans                $   825,129    $ 8,664,698     $ 3,621,686
                        ===========    ===========     ===========

Additional information regarding impaired loans is as follows:

                                2003           2002           2001
----------------------------------------------------------------------
Amount of the
   allowance allocated      $   189,379    $ 2,100,175     $    31,730
Average balance of
   impaired loans during
   the year                   4,716,561      7,249,949       4,692,348
Interest income
   recognized during
   impairment                   115,951         82,223         271,996
Cash-basis interest income
   recognized                   115,951         85,392         228,905

                                               December 31,
                                             2003        2002
----------------------------------------------------------------
Non-accrual loans                         $  825,129  $5,676,390
Accruing loans past due 90 days or more            -           -
Restructured loans                                 -     348,520
                                          ----------  ----------
    Total non-performing loans            $  825,129  $6,024,910
                                          ==========  ==========

Total non-performing loans
    as a percentage of total loans               .42%       3.27%
                                          ==========  ==========

Non-performing loans includes both smaller balance homogenous loans that are collectively evaluated for impairment and individually classified impaired loans.

NOTE 5 - LOAN SERVICING

Mortgage loans serviced for others are not reported as assets. These loans totaled $66,897,000 and $62,072,000 at year-end 2003 and 2002. Related escrow deposit balances were approximately $28,000 and $(25,000).

                             2003             2002
-----------------------------------------------------
Loans held for sale      $   346,856      $ 1,673,000
Less: Allowance to
   adjust to lower of
   cost or market                  -                -
                         -----------      -----------
Loans held for sale, net $   346,856      $ 1,673,000
                         ===========      ===========

Activity for capitalized mortgage servicing rights and the related valuation allowance follows:

Servicing rights             2003         2002         2001
-------------------------------------------------------------
Beginning balance         $ 467,822    $ 321,369     $135,931
Additions                   260,707      250,241      239,044
Amortized to expense       (198,848)    (103,788)     (53,606)
Direct write-downs                -            -            -
                          ---------    ---------     --------
Ending balance            $ 529,681    $ 467,822     $321,369
                          =========    =========     ========

                                     [LOGO]

                    COMMERCIAL NATIONAL FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           December 31, 2003 and 2002

Valuation allowance           2003         2002        2001
--------------------------------------------------------------
Beginning balance          $       -    $       -     $      -
Additions expensed           131,591            -            -
Reductions credited to
   expense                         -            -            -
Direct write downs                 -            -            -
                           ---------    ---------     --------
Ending balance             $ 131,591    $       -     $      -
                           =========    =========     ========

NOTE 6 - PREMISES AND EQUIPMENT, NET

Year-end premises and equipment consist of:

                                   2003              2002
------------------------------------------------------------
Land                           $   815,059       $   810,059
Buildings and improvements       3,907,109         3,637,688
Equipment                        2,492,693         2,115,653
                               -----------       -----------
   Total cost                    7,214,861         6,563,400
Less accumulated depreciation   (3,281,514)       (2,876,249)
                               -----------       -----------
   Net premises and equipment  $ 3,933,347       $ 3,687,151
                               ===========       ===========

Depreciation expense was $473,484, $408,054 and $507,232 in 2003, 2002 and 2001.

NOTE 7 - DEPOSITS

At year-end 2003, stated maturities of time deposits were as follows, for the years ending December 31:

2004                                    $    33,482,921
2005                                         12,837,568
2006                                          3,728,775
2007                                          2,610,003
2008                                          2,170,440
Thereafter                                      361,606
                                        ---------------
   Total time deposits                  $    55,191,313
                                        ===============

Time deposits in denominations of $100,000 or more were $12,759,000 and $12,613,000 at year-end 2003 and 2002.

At year-end 2003, stated maturities of time deposits in denominations of $100,000 or more were as follows:

In 3 months or less                    $    4,060,000
Over 3 through 6 months                     2,686,000
Over 6 through 12 months                    2,011,000
Over 12 months                              4,002,000
                                       --------------
  Total time deposits > $100,000       $   12,759,000
                                       ==============

Related party deposits were $1,971,000 and $1,173,000 at year-end 2003 and 2002.

                                     [LOGO]

                    COMMERCIAL NATIONAL FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           December 31, 2003 and 2002

NOTE 8 - SECURITIES SOLD UNDER AGREEMENT TO REPURCHASE

Information concerning securities sold under agreements to repurchase is summarized as follows:

                                    2003            2002
-------------------------------------------------------------
Amount outstanding at
   year-end                     $ 11,766,630    $  14,266,239
Weighted average interest
   rate at year-end                      .89%            1.43%
Average daily balance
   during the year              $ 14,148,985    $   9,382,805
Weighted average interest
   rate during the year                 1.05%            1.65%
Maximum month end
   balance during the year      $ 17,231,601    $  14,266,239

NOTE 9 - FEDERAL HOME LOAN BANK ADVANCES

Federal Home Loan Bank (FHLB) advances totaled $32,104,000 and $32,807,000 at year-end 2003 and 2002.

At year-end, the type of advances were as follows:

                   2003                      2002
-----------------------------------------------------
Amortizing    $  22,104,222             $  25,307,086
Variable          6,000,000                         -
Bullet                    -                 3,500,000
Callable          4,000,000                 4,000,000
              -------------             -------------
Total         $  32,104,222             $  32,807,086
              =============             =============

Pursuant to collateral agreements with the Federal Home Loan Bank, in addition to Federal Home Loan Bank stock, advances are secured, under a blanket lien arrangement, by qualified 1-to-4 family mortgage loans, qualified multi-family loans and SBA government guaranteed loans with a carrying value of approximately $65,648,000 and $53,720,000 at year-end 2003 and 2002.

At year-end, scheduled principal reductions on these advances were as follows for the years ending December 31:

                          2003                2002
-----------------------------------------------------
2003                  $         -         $ 8,702,864
2004                   11,208,697           5,138,642
2005                    8,306,553           8,125,567
2006                    2,174,163           1,923,599
2007                    2,339,531           2,080,937
Thereafter              8,075,278           6,835,477
                      -----------         -----------
 Total FHLB advances  $32,104,222         $32,807,086
                      ===========         ===========

Scheduled principal reductions and related weighted average rate grouped by advance type for the year ending December 31, 2003 are as follows:

                      2004                2005               2006               2007            Thereafter            Total
---------------------------------------------------------------------------------------------------------------------------------
                  Amount    Cost     Amount    Cost     Amount    Cost     Amount    Cost     Amount    Cost     Amount     Cost
---------------------------------------------------------------------------------------------------------------------------------
Amortizing     $ 5,208,697  5.53%  $6,306,553  5.71%  $2,174,163  4.44%  $2,339,531  4.38%  $6,075,278  4.31%  $22,104,222  5.02%
Variable         6,000,000  1.26            -                  -                  -                  -           6,000,000  1.26
Callable                 -          2,000,000  6.01            -                  -          2,000,000  4.52     4,000,000  5.26
               -----------  ----   ----------  ----   ----------  ----   ----------  ----   ----------  ----   -----------  ----
Total          $11,208,697  3.25%  $8,306,553  5.78%  $2,174,163  4.44%  $2,339,531  4.38%  $8,075,278  4.36%  $32,104,222  4.34%
               ===========  ====   ==========  ====   ==========  ====   ==========  ====   ==========  ====   ===========  ====

                                     [LOGO]

                    COMMERCIAL NATIONAL FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           December 31, 2003 and 2002

NOTE 10 - EMPLOYEE BENEFITS

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

Employer expense associated with funding the 401(k) plan was approximately $138,000, $132,000, and $126,000, in 2003, 2002, and 2001.

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

On April 24, 2001, shareholders approved the 2001 Stock Option Incentive Plan. The plan allows for the issuance of 289,406 shares. The 1991 Stock Option Plan expired by its terms on April 22, 2001. Information about option grants follows.

                                      Number     Weighted Average
                                    of Options    Exercise Price
-------------------------------------------------------------
Outstanding, beginning of 2001        151,994        $   9.14
   Granted                             59,318            8.64
   Exercised                           (4,247)           8.60
                                      -------        --------
Outstanding, end of 2001              207,065            9.01
   Granted                             50,448           13.61
   Exercised                          (11,033)           7.57
   Forfeited                           (3,043)          11.34
                                      -------        --------
OUTSTANDING, END OF 2002              243,437           10.00
   GRANTED                             50,454           11.90
   EXERCISED                              (51)           6.31
   FORFEITED                                -               -
                                      -------        --------
OUTSTANDING, END OF 2003              293,840        $  10.32
                                      =======        ========

The weighted-average fair value of options granted in 2003, 2002, and 2001, was $2.11, $3.96, and $2.96. At year-end 2003, options outstanding had a weighted-average remaining life of 6.7 years and a range of exercise price from $5.36 to $13.61.

Options exerciseable at year-end are as follows:

              Number       Weighted Average
            of Options      Exercise Price
-------------------------------------------
2001          107,381         $     8.47
2002          134,388         $     9.19
2003          182,585         $     9.65

Options outstanding at year-end were as follows.

                                Options Outstanding                                                  Options Excercisable
------------------------------------------------------------------------------------        -------------------------------------
   Range of            Outstanding           Weighted-Average                                 Excercisable
   Exercise               as of                  Remaining          Weighted-Average              as of          Weighted-Average
    Prices          December 31, 2003        Contractual Life        Exercise Price         December 31, 2003     Exercise Price
---------------------------------------------------------------------------------------------------------------------------------
$    4.08-5.44             2,318                    1.7                $    5.36                   2,318             $    5.36
     5.44-6.81            31,735                    3.2                     6.44                  31,735                  6.44
     6.81-8.17                 -                    0.0                     0.00                       -                  0.00
     8.17-9.53            78,819                    6.3                     8.95                  55,688                  9.08
    9.53-10.89            35,102                    5.4                     9.66                  28,820                  9.66
   10.89-12.25            97,072                    7.9                    11.42                  45,663                 11.20
   12.25-13.61            48,794                    8.5                    13.61                  18,361                 13.61
--------------           -------                    ---                ---------                 -------             ---------
$   4.08-13.61           293,840                    6.7                $   10.33                 182,585             $    9.65

                                     [LOGO]

                    COMMERCIAL NATIONAL FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           December 31, 2003 and 2002

NOTE 11 - FEDERAL INCOME TAXES

Income tax expense consists of:

                          2003        2002          2001
----------------------------------------------------------
Current               $   325,000  $1,229,000    $1,340,000
Deferred                  508,000     (99,000)       (9,000)
                      -----------  ----------    ----------
                      $   833,000  $1,130,000    $1,331,000
                      ===========  ==========    ==========

Income tax expense calculated at the statutory federal income tax rate of 34% differs from actual income tax expense as follows:

                                 2003         2002          2001
--------------------------------------------------------------------
Statutory rates              $ 1,043,000   $1,370,000    $ 1,541,420
Increase (decrease) from
Tax-exempt interest
   income                       (159,000)    (199,000)      (208,000)
Life insurance                   (65,000)     (63,000)       (17,000)
Other, net                        14,000       22,000         14,580
                             -----------   ----------    -----------
                             $   833,000   $1,130,000    $ 1,331,000
                             ===========   ==========    ===========

Year-end deferred tax assets and liabilities consist of:

                                            2003          2002
-----------------------------------------------------------------
Allowance for loan losses                $  294,000    $  571,000
Interest on non-accrual loans                16,000       133,000
Accumulated depreciation                   (231,000)     (130,000)
Mortgage servicing rights                  (135,000)     (159,000)
Net unrealized gain on
   securities available for sale           (143,000)     (229,000)
Other                                       (38,000)       (1,000)
                                         ----------    ----------
                                           (237,000)      185,000
Valuation allowance                               -             -
                                         ----------    ----------
Net deferred tax asset                   $ (237,000)   $  185,000
                                         ==========    ==========

NOTE 12 - EARNINGS PER SHARE

A reconciliation of the numerators and denominators of the basic earnings per share and diluted earnings per share computations is presented below for the years ended:

                                    2003         2002         2001
---------------------------------------------------------------------
BASIC EARNINGS PER SHARE:
Net income available to
   common shareholders           $2,235,802   $2,900,880   $3,202,588
                                 ==========   ==========   ==========

Weighted-average common
   shares outstanding for
   basic earnings per share       4,030,331    3,968,609    3,890,006
                                 ==========   ==========   ==========

BASIC EARNINGS PER SHARE         $      .55   $      .73   $      .82
                                 ==========   ==========   ==========

DILUTED EARNINGS PER SHARE:
Net income available to
   common shareholders           $2,235,802   $2,900,880   $3,202,588
                                 ==========   ==========   ==========

Weighted-average common
   shares outstanding for
   basic earnings per share       4,030,331    3,968,609    3,890,006

Add:
Dilutive effect of assumed
     Exercise of stock options       42,211       42,705       12,300
                                 ----------   ----------   ----------
Weighted-average common
   and dilutive additional
   potential common shares
   outstanding                    4,072,542    4,011,314    3,902,306
                                 ==========   ==========   ==========

Diluted earnings per share       $      .55   $      .72   $      .82
                                 ==========   ==========   ==========

Stock options for 99,248, 59,208, and 111,880, shares of common stock were not considered in computing diluted earnings per common share for 2003, 2002, and 2001 because they were anti-dilutive.

                                     [LOGO]

                    COMMERCIAL NATIONAL FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           December 31, 2003 and 2002

NOTE 13 - COMMITMENTS, OFF-BALANCE-SHEET RISK AND CONTINGENCIES

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

Commitments at year-end are as follows:

                                   2003            2002
-----------------------------------------------------------
Commitments to extend credit  $  22,870,000    $ 22,007,000
Standby letters of credit           248,000         175,000
                              -------------    ------------
   Total commitments          $  23,118,000    $ 22,182,000
                              =============    ============

At December 31, 2003, fixed and variable interest rate commitments were $2,280,000 and $20,838,000. Fixed rate commitments interest rates and terms ranged from 0.00% to 16.20% and six months to fifteen years.

Leases and Other Contractual Commitments
Commercial occupies two locations under long-term operating leases. In addition, Commercial is party to long-term contracts for data processing and operating systems. The future minimum annual commitments under all operating leases and other contractual commitments as of December 31, 2003 are as follows:

                                     Lease and Other
Year                              Contractual Commitments
---------------------------------------------------------
2004                                   $     155,607
2005                                         119,820
2006                                         121,482
2007                                         123,144
2008                                          79,920
Thereafter                                    28,080
                                       -------------
Total                                  $     628,053
                                       =============

NOTE 14 - FAIR VALUES OF FINANCIAL INSTRUMENTS

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

         - Securities fair values are based on quoted market prices or, if no quotes are available, on the rate, term of the security and information about the issuer.

         - Fixed rate loans and time deposits, and variable rate loans with infrequent repricing, are estimated using discounted cash flow analyses or underlying collateral values, where applicable.

         - Fair value of Federal Home Loan Bank advances is based on currently available rates for similar financing.

         - Fair value of other financial instruments and off-balance-sheet items approximate cost and are not considered significant to this presentation.

                                     [LOGO]

                    COMMERCIAL NATIONAL FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           December 31, 2003 and 2002

While these estimates of fair value are based on management's judgment of the most appropriate factors, there is no assurance that if Commercial had disposed of such items at December 31, 2003 and 2002, the estimated fair values would have been achieved. Market values may differ depending on various circumstances not taken into consideration in this methodology. The estimated fair values at December 31, 2003 and 2002 should not necessarily be considered to apply at subsequent dates.

Financial instruments at year-end are as follows:

                                                     2003                                     2002
-----------------------------------------------------------------------------------------------------------------
                                         CARRYING              FAIR                Carrying             Fair
                                           VALUE               VALUE                 Value              Value
-----------------------------------------------------------------------------------------------------------------
FINANCIAL ASSETS
Cash and cash equivalents             $   8,720,000       $   8,720,000         $  19,270,000      $  19,270,000
Securities                               26,077,000          26,200,000            26,035,000         26,258,000
FHLB stock                                1,711,000           1,711,000             1,647,000          1,647,000
Loans, net of allowance                 192,419,000         196,585,000           181,665,000        189,851,000
Accrued interest receivable               1,000,000           1,000,000             1,065,000          1,065,000
                                      -------------       -------------         -------------      -------------
   Total financial assets             $ 229,927,000       $ 234,216,000         $ 229,682,000      $ 238,091,000
                                      =============       =============         =============      =============

FINANCIAL LIABILITIES
Demand and savings deposits           $(114,373,000)      $(114,373,000)        $(110,801,000)     $(110,801,000)
Time deposits                           (55,191,000)        (56,119,000)          (55,258,000)       (56,369,000)
Securities sold under agreements
  to repurchase                         (11,767,000)        (11,767,000)          (14,266,000)       (14,266,000)
Other short-term borrowings                (412,000)           (412,000)             (492,000)          (492,000)
Federal Home Loan Bank advances         (32,104,000)        (33,140,000)          (32,807,000)       (34,050,000)
Accrued interest payable                   (245,000)           (245,000)             (297,000)          (297,000)
                                      -------------       -------------         -------------      -------------
   Total financial liabilities        $(214,092,000)      $(216,056,000)        $(213,921,000)     $(216,275,000)
                                      =============       =============         =============      =============

NOTE 15 - CAPITAL REQUIREMENTS AND RESTRICTIONS ON RETAINED EARNINGS

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

If only adequately capitalized, regulatory approval is required to accept brokered deposits. If undercapitalized, capital distributions, asset growth and expansion are limited. Plans for capital restoration are also required. The Corporation and Bank were categorized as well capitalized at year-end 2003 and 2002.

Commercial's primary source of funds to pay dividends to shareholders is the dividends received from the Bank. The Bank is subject to certain State and Federal restrictions on the amount of dividends it may declare without prior regulatory approval. The Corporation's ability to pay dividends is dependant on the Bank, which is restricted by state law and

                                     [LOGO]

                    COMMERCIAL NATIONAL FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           December 31, 2003 and 2002

regulations. These regulations pose no practical restrictions to paying dividends at historical levels. In 2004, the Bank may distribute to the Corporation, in addition to 2004 net profits, approximately $2,171,000 in dividends without prior approval from regulatory agencies.

Actual capital levels (in millions) and minimum required levels were:

                                                                                                Minimum Required
                                                                     Minimum Required        To Be Well Capitalized
                                                                        For Capital          Under Prompt Corrective
                                                Actual               Adequacy Purposes         Action Regulations
                                           Amount       Ratio        Amount       Ratio        Amount      Ratio
                                          --------      -----       --------     -------      ---------   --------
2003
TOTAL CAPITAL (TO RISK WEIGHTED ASSETS)
   CONSOLIDATED                           $   26.0      14.4%        $  14.4       8.0%        $  18.0      10.0%
   BANK                                       21.6      12.1            14.2       8.0            17.8      10.0
TIER 1 CAPITAL (TO RISK WEIGHTED ASSETS)
   CONSOLIDATED                               24.0      13.3             7.2       4.0            10.8       6.0
   BANK                                       19.7      11.1             7.1       4.0            10.7       6.0
TIER 1 CAPITAL (TO AVERAGE ASSETS)
   CONSOLIDATED                               24.0      10.2             9.4       4.0            11.8       5.0
   BANK                                       19.7       8.5             9.3       4.0            11.7       5.0

2002
Total capital (to risk weighted assets)
   Consolidated                           $   25.5      14.2%        $  14.3       8.0%        $  17.9      10.0%
   Bank                                       20.4      11.6            14.1       8.0            17.7      10.0
Tier 1 capital (to risk weighted assets)
   Consolidated                               23.2      13.0             7.2       4.0            10.8       6.0
   Bank                                       18.2      10.3             7.1       4.0            10.6       6.0
Tier 1 capital (to average assets)
   Consolidated                               23.2      10.0             9.3       4.0            11.7       5.0
   Bank                                       18.2       7.9             9.2       4.0            11.5       5.0

                                     [LOGO]

                    COMMERCIAL NATIONAL FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           December 31, 2003 and 2002

NOTE 16 - PARENT CORPORATION CONDENSED

Following are condensed parent only financial statements.

                            CONDENSED BALANCE SHEETS
                                  December 31,

                                                        2003           2002
                                                    ------------   -----------
ASSETS
Cash                                                $  2,372,702   $ 2,893,804
Investment in subsidiary                              19,967,806    18,713,218
Loans, net                                             2,482,316     2,598,599
Other assets                                              29,101        31,145
                                                    ------------   -----------
   Total assets                                     $ 24,851,925   $24,236,766
                                                    ============   ===========

LIABILITIES AND SHAREHOLDERS' EQUITY

Dividends payable                                   $    567,367   $   532,185
Other liabilities                                          1,731           609
Shareholders' equity                                  24,282,827    23,703,972
                                                    ------------   -----------
   Total liabilities and shareholders' equity       $ 24,851,925   $24,236,766
                                                    ============   ===========

                         CONDENSED STATEMENTS OF INCOME
                            Years ended December 31,

                                      2003           2002          2001
                                  -----------     ----------    ----------
Dividends from subsidiary         $   750,000     $1,800,000    $1,950,000
Interest and fees on loans            159,133        183,904       257,065
Interest on securities                      -              -         6,080
Gain on sale of security                    -              -       201,005
Other income                                -              -           908
                                  -----------     ----------    ----------
   Total income                       909,133      1,983,904     2,415,058
Interest expense                            -              -         3,602
Other expense                          64,726         58,246        79,678
                                  -----------     ----------    ----------
Income before income taxes
   and equity in undistributed
   net income of subsidiary           844,407      1,925,658     2,331,778
Income tax expense                     30,000         47,000       129,000
Equity in undistributed
   net  income of subsidiary        1,421,395      1,022,222       999,810
                                  -----------     ----------    ----------
NET INCOME                        $ 2,235,802     $2,900,880    $3,202,588
                                  ===========     ==========    ==========

                       CONDENSED STATEMENTS OF CASH FLOWS
                            Years ended December 31,

                                              2003            2002           2001
                                           -----------    -----------    -----------
CASH FLOWS FROM OPERATING ACTIVITIES

Net income                                 $ 2,235,802    $ 2,900,880    $ 3,202,588
Adjustment:
   Equity in undistributed net income       (1,421,395)    (1,022,222)      (999,810)
   Gain on sale of security                          -              -       (201,005)
   Net change in:
     Other assets                                2,044         (3,789)         2,071
     Other liabilities                           1,122       (134,619)        91,485
                                           -----------    -----------    -----------
Net cash from operating activities             817,573      1,740,250      2,095,329
CASH FLOWS FROM INVESTING ACTIVITIES
Sales/maturities of securities
   available for sale                                -              -      1,514,905
Net change in loans                            116,283        498,533        (59,899)
                                           -----------    -----------    -----------
Net cash from investing activities             116,283        498,533      1,455,006
CASH FLOWS FROM FINANCING ACTIVITIES
Borrowings                                           -              -       (700,000)
Dividends paid                              (2,141,031)    (2,005,016)    (1,874,235)
Issuance of common stock and
     fractional shares paid                    904,177        938,082        732,349
Repurchase of common stock                    (218,104)      (227,332)      (244,519)
                                           -----------    -----------    -----------
   Net cash from financing activities       (1,454,958)    (1,294,266)    (2,086,405)
                                           -----------    -----------    -----------
Net change in cash and cash equivalents       (521,102)       944,517      1,463,930
Cash and cash equivalents
   at the beginning of year                  2,893,804      1,949,287        485,357
                                           -----------    -----------    -----------
CASH AND CASH EQUIVALENTS AT END OF YEAR   $ 2,372,702    $ 2,893,804    $ 1,949,287
                                           ===========    ===========    ===========

NOTE 17 - DIVIDEND REINVESTMENT PLAN

Commercial established a Dividend Reinvestment Plan for its shareholders in 1992. The Plan permits enrolled shareholders to automatically use dividends paid on common stock to purchase additional shares of Commercial's common stock at 95% of fair market value on the investment date. As of December 31, 2003, 104,946 shares of authorized but unissued common stock were reserved for Plan requirements.

                                     [LOGO]

                    COMMERCIAL NATIONAL FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           December 31, 2003 and 2002

NOTE 18 - STOCK REPURCHASE PLAN

Commercial announced a stock repurchase plan in 1998. The Plan permits the repurchase of up to 383,340 shares of the Corporation's outstanding shares of common stock. As of December 31, 2003, Commercial had repurchased and retired 296,512 shares in accordance with the program.

NOTE 19 - QUARTERLY FINANCIAL DATA (UNAUDITED)

                          Interest          Net Interest            Net              Earnings Per Share
                           Income              Income             Income           Basic            Diluted
                         -----------        -----------         -----------       -------           -------
2003

FIRST QUARTER            $ 3,448,824        $ 2,294,364         $   766,096       $   .19           $   .19
SECOND QUARTER             3,462,612          2,390,932               2,418           .00               .00
THIRD QUARTER              3,582,911          2,608,255             818,436           .20               .20
FOURTH QUARTER             3,353,918          2,410,548             648,852           .16               .16
                         -----------        -----------         -----------       -------           -------
TOTAL                    $13,848,265        $ 9,704,099         $ 2,235,802       $   .55           $   .55
                         ===========        ===========         ===========       =======           =======
2002

First Quarter            $ 3,511,932        $ 2,181,671         $   663,744       $   .17           $   .17
Second Quarter             3,544,469          2,264,756             677,558           .17               .17
Third Quarter              3,557,094          2,243,602             742,625           .19               .18
Fourth Quarter             3,498,527          2,231,516             816,953           .20               .20
                         -----------        -----------         -----------       -------           -------
Total                    $14,112,022        $ 8,921,545         $ 2,900,880       $   .73           $   .72
                         ===========        ===========         ===========       =======           =======

                                     [LOGO]

                       PICTURES AND PROFILES OF CUSTOMERS

                                     [LOGO]

              PICTURES OF BOARD OF DIRECTORS AND MT. PLEASANT STAFF

                                     [LOGO]

                    COMMERCIAL NATIONAL FINANCIAL CORPORATION

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

OFFICERS

Jeffrey S. Barker       President and Chief Executive Officer
Patrick G. Duffy        Executive Vice President - Chief Financial Officer

                                 COMMERCIAL BANK

OFFICERS

Scott E. Sheldon      Chairperson of the Board
Kim C. Newson         Vice Chairperson of the Board
Jeffrey S. Barker     President and Chief Executive Officer
Patrick G. Duffy      EVP - Chief Financial Officer
Andrew P. Shafley     SVP - Senior Loan Officer
Daniel E. Raleigh     VP - Marketing, Personnel and Branch Administration
Kevin D. Collison     VP - Commercial Lending - Ithaca
Thomas D. Cooper      VP - Commercial Lending - Ithaca
Wayne C. Heminger     VP - Commercial Lending - Mt. Pleasant
Jeffrey B. Loomis     VP - Commercial Lending - Greenville
Karen M. Taylor       VP - Mortgage Lending - Alma
Corey S. Bailey       AVP - Lending - Alma
Janet M. Davison      AVP - Manager - Information Systems
Kathryn K. Greening   AVP - Mortgage Processing - Alma
Wendy M. Lombard      AVP - Mortgage Lending - Ithaca
Vicki L. Nelson       AVP -  Mortgage Lending - Greenville
Cathy M. Patterson    AVP - Controller
Dawn K. Riley         AVP - Loan Officer - Greenville
Carol L. Vallance     AVP - Customer Relations - Alma
Heather A. Lamentola  Security Officer - St. Louis
Jayne I. Norris       Loan Officer - Alma
Rebecca A. Smith      Administrative Assistant - Transfer Agent
Linda M. Vaughn       Business Loan Administrator

                           COMMERCIAL BANK-GREENVILLE

DIRECTORS

Jeffrey S. Barker       Chairman, Commercial Bank-Greenville; President and CEO,
                          Commercial Bank
Carl Barberi            Assistant Superintendent, Greenville Public Schools
Jeffrey B. Loomis       President, Commercial Bank-Greenville
Edwin L. Koehn          President, Ed Koehn Ford Lincoln Mercury Inc.
Gerald D. Pitcher       Real estate developer and property manager
Andrew P. Shafley       Commercial Bank, Senior Vice President-Senior Loan
                         Officer
Bradley S. Stauffer     Director of Corporate Finance, Northland Corporation
L. Wade Thorton         Owner, Winter Inn

OFFICERS

Jeffrey B. Loomis       President
Vicki L. Nelson         AVP - Mortgage Lending
Dawn K. Riley           AVP - Lending

                                     [LOGO]

COMMON STOCK INFORMATION

Commercial National Financial Corporation common stock is listed on the NASD Over the Counter Bulletin Board under the symbol CEFC. Several brokers provide a market for the stock. Commercial is aware of a minimum of 707 shareholders of record and 4,052,480 common shares outstanding at December 31, 2003.

All prices have been adjusted for the 5% stock dividends issued in November 2003 and November 2002.

During 2003 and 2002 the price ranges of transactions reported were:

                           Shares           Actual Price
                           Traded              Range
                           ------       --------------------
2003                                      Low          High
                           ------       -------      -------
FIRST QUARTER              29,200       $ 10.95      $ 13.14
SECOND QUARTER             19,600         11.66        12.52
THIRD QUARTER              16,500         11.29        12.38
FOURTH QUARTER             26,800         10.50        12.38
                           ------       -------      -------
2002

First Quarter              24,150         $9.09      $ 10.40
Second Quarter              6,930         10.17        14.25
Third Quarter               8,715         11.50        13.58
Fourth Quarter             45,885         10.74        12.66

DIVIDEND INFORMATION

The holders of Commercial National Financial Corporation common stock are entitled to dividends when, and if, declared by the Board of Directors of Commercial out of funds legally available for that purpose. The Board of Directors does not declare dividends based on any predetermined dividend policy but has paid regular quarterly cash dividends for the past fourteen years.

The following table sets forth the dividends per share declared during 2003 and 2002. The dividends per share have been adjusted for the 5% stock dividends issued in November 2003 and November 2002.

                                            2003      2002
                                          -------    -------
First Quarter                             $   .13    $   .12
Second Quarter                                .13        .13
Third Quarter                                 .14        .13
Fourth Quarter                                .14        .13
                                          -------    -------
  Total dividends declared per share      $   .54    $   .51
                                          =======    =======

                                     [LOGO]

                            COMMERCIAL BANK LOCATIONS

ALMA              301 NORTH STATE ST.                Ph. (989) 463-2185    Fax (989) 463-5996
                  119 WEST CENTER*                   Ph. (989) 463-3120
                  1500 WRIGHT AVE.*                  Ph. (989) 463-3901
ITHACA            101 N. PINE RIVER*                 Ph. (989) 875-4144    Fax (989) 875-4534
MIDDLETON         101 NORTH NEWTON ST.*              Ph. (989) 236-7236    Fax (989) 236-7732
MT. PLEASANT      1234 E. BROOMFIELD RD. STE. #8     Ph. (989) 775-0355    Fax (989) 779-1946
POMPEII           105 E. FULTON ST.                  Ph. (989) 838-2525
ST. LOUIS         104 N. MILL ST.*                   Ph. (989) 681-5738    Fax (989) 681-3509

                      COMMERCIAL BANK-GREENVILLE LOCATIONS

GREENVILLE        10530 W. CARSON CITY RD.*          Ph. (616) 754-7166    Fax (616) 754-2118
                  101 NORTH LAFAYETTE ST.*            Ph. (616) 225-3680    Fax (616) 754-3174

*Denotes Bank locations with ATMs on site.

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

                                 MARKET MAKERS

WILLIAM KAHL        R. NICHOLAS BACH        MICHAEL T. SEEKELL     PETER VANDERSCHAAF     CHRISTOPHER TURNER    MICHAEL HEBNER
Wachovia Securities Howe Barnes Investment  Robert W. Baird        Stifel, Nicolaus       McDonald & Co.        Raymond James
                    Inc.                    & Co.                  & Co.

1-800-292-1960      1-800-800-4693          1-800-888-6200         1-800-676-0477         1-800-526-7705        1-800-521-9767

                                     [LOGO]

                    COMMERCIAL NATIONAL FINANCIAL CORPORATION
                                101 N. Pine River
                                  P.O. Box 280
                             Ithaca, Michigan 48847
                             www.commercial-bank.com
                                 (989) 875-4144

                                     [LOGO]